 Filed Pursuant to Rule 424(b)(3)
 Registration File No. 333-258387
PROXY STATEMENT OF
FAST ACQUISITION CORP.
PROSPECTUS FOR
25,000,000 SHARES OF CLASS A COMMON STOCK AND
16,000,000 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK OF
FAST MERGER CORP. (WHICH WILL BE RENAMED “FERTITTA ENTERTAINMENT, INC.”)
The board of directors of FAST Acquisition Corp., a Delaware corporation (“FAST,” “we,” “us” or “our”), has unanimously approved the agreement and plan of merger, dated as of February 1, 2021 (the “Merger Agreement”), by and among FAST, Fertitta Entertainment, Inc., a Texas corporation (“FEI”), FAST Merger Corp., a Texas corporation (“FAST Merger Corp.”) and FAST Merger Sub Inc., a Texas corporation (“Merger Sub”), as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of June 30, 2021, pursuant to which (i) FAST will change its jurisdiction of incorporation to Texas (the “reincorporation”) by merging with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger (the “TX Merger”), pursuant to the agreement and plan of merger, dated as of February 1, 2021, by and between FAST and FAST Merger Corp. (the “TX Merger Agreement”), (ii) following the TX Merger, Merger Sub will merge with and into FEI (the “Merger”), with FEI surviving the merger and the stockholders of FEI will receive shares of Class B common stock of New FEI (“New FEI Class B common stock”) and (iii) immediately following the Merger, FEI will merge with and into Florida Merger Sub LLC (“LLC Sub”), a wholly owned subsidiary of FAST Merger Corp., with LLC Sub surviving such merger as a direct, wholly owned subsidiary of FAST Merger Corp. (the “LLC Sub Merger” and, together with the Merger, the “Integrated Mergers”). Upon consummation of the transactions contemplated by the Merger Agreement (the “Business Combination”), LLC Sub will be a wholly-owned subsidiary of FAST Merger Corp. In connection with the Business Combination, FAST Merger Corp. will be renamed “Fertitta Entertainment, Inc.” and is referred to herein as “New FEI” both as of the time of the TX Merger and following such change of name.
As described in this proxy statement/prospectus, FAST’s stockholders are being asked to consider and vote upon (among other things) the Business Combination (including the TX Merger) and the other proposals set forth herein.
Under the Merger Agreement, FAST has agreed to combine with FEI for aggregate consideration in the form of shares of New FEI Class B common stock valued at approximately $3.84 billion (subject to adjustment as described in the Merger Agreement) based on (1) proceeds available from the trust account established in connection with FAST’s initial public offering (the “trust account”), after giving effect to any and all redemptions and (2) proceeds from private placements of shares of Class A common stock, par value $0.0001 per share, of FAST (“FAST Class A common stock”) to certain institutional investors, including Jefferies Financial Group Inc. and certain of its subsidiaries (“Jefferies”) and Tilman Fertitta, to occur immediately prior to the closing of the Business Combination (the “Closing”), of which FAST currently has commitments for $1.24 billion of proceeds (the “Private Placement”).
On the effective date of the TX Merger, the currently issued and outstanding shares of Class B common stock, par value $0.0001 per share, of FAST (“FAST Class B common stock”) will automatically convert, on a one-for-one basis, into shares of FAST Class A common stock in accordance with the terms of the amended and restated certificate of incorporation of FAST (the “Current Charter”). Also in connection with the TX Merger, the currently issued and outstanding shares of FAST Class A common stock will be exchanged, on a one-for-one basis, for shares of Class A common stock, par value $0.0001 per share, of New FEI (“New FEI Class A common stock” and, together with New FEI Class B common stock, the “New FEI common stock”). Similarly, all of FAST’s outstanding warrants will become warrants to acquire shares of New FEI Class A common stock on the same terms as FAST’s currently outstanding warrants. In addition, on the effective date, all of FAST’s outstanding units (each of which consists of one share of FAST Class A common stock and one-half of one warrant to purchase one share of FAST Class A common stock) will be separated into its component share of Class A common stock and one-half of one warrant.
Subject to approval by FAST’s stockholders of the Business Combination, New FEI will adopt a dual class stock structure comprised of New FEI Class A common stock, which will carry one vote per share, and New FEI Class B common stock, which will carry 10 votes per share. Upon the Closing, all stockholders of New FEI will hold only shares of New FEI Class A common stock, except for Tilman J. Fertitta, who will hold shares of New FEI Class B common stock. Immediately following the Closing, and by virtue of his holding of New FEI Class B common stock, Mr. Fertitta is expected to hold approximately 97.1% of the voting power of the capital stock of New FEI on a fully-diluted basis (assuming no redemptions). The outstanding shares of New FEI Class B common stock will be subject to a “sunset” provision if Mr. Fertitta and other permitted holders of New FEI Class B common stock collectively cease to beneficially own at least 20% of the number of shares of New FEI Class B common stock collectively held by Mr. Fertitta and other permitted transferees as of the effective date of the Business Combination.
This proxy statement/prospectus covers the following securities of New FEI to be issued in the reincorporation: (i) 25,000,000 shares of New FEI Class A common stock, representing (A) 20,000,000 currently issued and outstanding shares of FAST Class A common stock (the “public shares”), and (B) 5,000,000 shares of FAST Class A common stock that will be issued upon the conversion of 5,000,000 shares of FAST Class B common stock in accordance with the Current Charter and (ii) 16,000,000 warrants to purchase shares of FAST Class A common stock that will be converted into warrants to purchase shares of New FEI Class A common stock in connection with the Business Combination.
FAST’s units, shares of Class A common stock and public warrants are currently listed on the New York Stock Exchange (the “NYSE”) under the symbols “FST.U,” “FST” and “FST WS,” respectively. FAST intends to apply to continue the listing of the shares of New FEI Class A common stock and public warrants effective upon the consummation of the Business Combination on the NYSE under the proposed symbols “FTE” and “FTE WS,” respectively.
This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Special Meeting. We urge you to carefully read this entire document and the documents incorporated herein by reference. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 43 of this proxy statement/prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in this proxy statement/prospectus, passed upon the fairness of the Merger Agreement or the transactions contemplated thereby, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated November 24, 2021, and is first being mailed to FAST stockholders on or about November 24, 2021.

FAST ACQUISITION CORP.
109 Old Branchville Rd.
Ridgefield, CT 06877
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 14, 2021
TO THE STOCKHOLDERS OF FAST ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that a special meeting (the “special meeting”) of stockholders of FAST Acquisition Corp., a Delaware corporation (“FAST,” the “Company,” “we,” “us” or “our”), will be held at 9:00 a.m., Eastern Time, on December 14, 2021, in virtual format (the “special meeting”). In light of ongoing developments related to the novel coronavirus (“COVID-19”), after careful consideration, we have determined that the special meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance while safeguarding the health and safety of our stockholders, directors and management team. You are cordially invited to attend the special meeting online by visiting https://www.cstproxy.com/fastacq/2021 and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement.
At the special meeting, you will be asked to consider and vote on proposals to:
(a)
Proposal No. 1  —  The Business Combination Proposal   —  to consider and vote upon a proposal to approve the agreement and plan of merger, dated as of February 1, 2021 (as amended and as may be further amended and/or restated from time to time, the “Merger Agreement”) by and among FAST, Fertitta Entertainment, Inc., a Texas corporation (“FEI”), FAST Merger Corp., a Texas corporation and direct subsidiary of the Company (“FAST Merger Corp.”) and FAST Merger Sub Inc., a Texas corporation and direct subsidiary of FAST Merger Corp. (“Merger Sub”), pursuant to which (i) the Company will change its jurisdiction of incorporation to Texas (the “reincorporation”) by merging with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger (the “TX Merger”), pursuant to the agreement and plan of merger, dated as of February 1, 2021, by and between FAST and FAST Merger Corp. (the “TX Merger Agreement”), (ii) Merger Sub will merge with and into FEI with FEI surviving the merger and (iii) FEI shall merge with and into LLC Sub with LLC Sub surviving such merger as a direct, wholly owned subsidiary of FAST Merger Corp. (the transactions contemplated by the Merger Agreement, the “Business Combination” and such proposal, the “Business Combination Proposal”);

(b)
Proposal No. 2  —  The Reincorporation Proposal   —  to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the change of FAST’s jurisdiction of incorporation from the State of Delaware to the State of Texas through the reincorporation. In connection with the reincorporation, FAST will replace its current amended and restated certificate of incorporation (the “Current Charter”) with the proposed amended and restated certificate of formation (the “Proposed Charter”) of FAST Merger Corp., to be renamed “Fertitta Entertainment, Inc.” following the reincorporation (“New FEI”) (we refer to such proposal as the “Reincorporation Proposal”);

(c)
Proposal No. 3   —  The Charter Proposals   —  to consider and vote upon separate proposals to approve, assuming each of the Business Combination Proposal and the Reincorporation Proposal is approved and adopted, the following (which we refer to, collectively, as the “Charter Proposals”):

(1)
Charter Approval Proposal — A proposal to approve the Proposed Charter of New FEI in connection with the reincorporation (we refer to such proposal as the “Charter Approval Proposal”);

(2)
Charter Proposal A — A proposal to approve the increase in the number of authorized shares of New FEI Class A common stock from 380,000,000 shares to 1,500,000,000 shares (we refer to such proposal as “Charter Proposal A”);
(3)
Charter Proposal B – A proposal to approve the increase in the number of authorized shares of New FEI Class B common stock from 20,000,000 shares to 600,000,000 shares (we refer to such proposal as “Charter Proposal B”);

(d)
Proposal No. 4 — The Advisory Charter Proposals — to approve and adopt, on a non-binding advisory basis, certain differences between the Current Charter and the Proposed Charter, which are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) as separate sub-proposals (which we refer to, collectively, as the “Advisory Charter Proposals”):

(1)
Advisory Charter Proposal A — Under the Proposed Charter, New FEI will be authorized to issue 2,200,000,000 shares of capital stock, consisting of (i) 1,500,000,000 shares of New FEI Class A common stock, par value $0.0001 per share, (ii) 600,000,000 shares of New FEI Class B common stock, par value $0.0001 per share, and (iii) 100,000,000 shares of preferred stock, par value $0.0001 per share, as opposed to the Current Charter authorizing FAST to issue 401,000,000 shares of capital stock, consisting of  (a) 400,000,000 shares of common stock, including 380,000,000 shares of Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share;

(2)
Advisory Charter Proposal B — Holders of shares of New FEI Class A common stock will be entitled to cast one vote per share of New FEI Class A common stock and holders of shares of New FEI Class B common stock will be entitled to cast ten (10) votes per share of New FEI Class B common stock on each matter properly submitted to New FEI’s stockholders entitled to vote, as opposed to each share of FAST Class A common stock and FAST Class B common stock being entitled to one vote per share on each matter properly submitted to FAST’s stockholders entitled to vote;

(3)
Advisory Charter Proposal C — Each member of the board of directors of New FEI will be elected at each annual meeting of stockholders (or special meeting in lieu thereof), as opposed to FAST having three classes of directors, with only one class of directors being elected in each year and each class serving a three-year term;

(4)
Advisory Charter Proposal D — The board of directors of New FEI will be comprised of not less than three (3) and not more than eight (8) directors, as opposed to FAST having no fixed number of directors;

(5)
Advisory Charter Proposal E — Unless the Company consents in writing to the selection of an alternative forum, the Southern District of Texas in the State of Texas shall be the sole and exclusive forum for all actions arising outside of the Securities Act, as opposed to FAST having the Court of Chancery of the State of Delaware as the sole and exclusive forum;

(6)
Advisory Charter Proposal F  — Under the Proposed Charter, the Company may declare and make a special distribution to the shares of New FEI Class B common stock held by Mr. Fertitta of 100% of the equity interests of Splitco;

(7)
Advisory Charter Proposal G — Amendments to certain provisions of the Proposed Charter relating to the rights of Class A and Class B common stock will require the affirmative vote of (a) a majority of the total voting power of the outstanding shares of capital stock of the Company entitled to vote thereon, voting together as a single class, while the Company is under the control of Mr. Fertitta and (b) at least two-thirds of the total voting power of the outstanding shares of capital stock of New FEI entitled to vote thereon, voting together as a single class, from and after the time that New FEI ceases to be under the control of Mr. Fertitta, as opposed to the Current Charter only requiring such an amendment to be approved by stockholders in accordance with Delaware law;

(e)
Proposal No. 5  —  The Stock Issuance Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Reincorporation Proposal and the Charter Proposals are approved and adopted, for the purposes of complying with the applicable listing rules of the New York Stock Exchange, the issuance of (x) shares of New FEI Class B common stock to Mr. Fertitta pursuant to the terms of the Merger Agreement and (y) FAST Class A common stock to certain institutional investors, including Jefferies and Tilman Fertitta (the “PIPE Investors”), in connection with the Private Placement, plus any additional shares pursuant to subscription agreements we may enter into prior to Closing (we refer to this proposal as the “Stock Issuance Proposal”);

(f)
Proposal No. 6 — The Director Election Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Reincorporation Proposal and the Charter Proposals are approved and adopted, the election of six directors to serve on New FEI’s board of directors for a term of one year expiring at the annual meeting of stockholders to be held in 2022 or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal (we refer to this as the “Director Election Proposal”);

(g)
Proposal No. 7 — The Incentive Award Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Reincorporation Proposal, the Charter Proposals, the Stock Issuance Proposal and the Director Election Proposal are approved and adopted, the Fertitta Entertainment, Inc. 2021 Incentive Award Plan (we refer to this proposal as the “Incentive Award Plan Proposal” and, collectively with the Business Combination Proposal, the Reincorporation Proposal, the Charter Proposals, the Stock Issuance Proposal and the Director Election Proposal, the “condition precedent proposals”); and

(h)
Proposal No. 8 — The Adjournment Proposal  —  to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the condition precedent proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal”).

The record date for the special meeting is October 29, 2021. Only holders of record of shares of FAST’s Class A common stock and Class B common stock (collectively, “FAST common stock”) at the close of business on October 29, 2021 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any further adjournments or postponements of the Special Meeting.
We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 43.
After careful consideration, FAST’s board of directors has determined that each of (i) the Merger and the adoption and approval of the Merger Agreement (the “Business Combination Proposal”), (ii) approval of the TX Merger (the “Reincorporation Proposal”), (iii) adoption and approval of the Proposed Charter (the “Charter Proposals”), (iv) to the extent required by NYSE listing rules, approval of the merger consideration and the FAST Class A common stock to be issued pursuant to the subscription agreements for the private placement of FAST Class A common stock to be consummated immediately prior to the consummation of the Merger (the “Stock Issuance Proposal”), (v) the election of each of the director nominees (the “Director Election Proposal”), (vi) the approval and adoption of the 2021 Plan (the “Incentive Award Plan Proposal”) and (vii) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals (the “Adjournment Proposal”, and together with the Business Combination Proposal, the Reincorporation Proposal, the Stock Issuance Proposal, the Director Election Proposal and the Incentive Award Plan Proposal, the “Proposals”), are in the best interests of FAST and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals and “FOR” each director nominee.

The existence of financial and personal interests of FAST’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of FAST and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of FAST’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.
Under the Merger Agreement, the approval of each of the condition precedent proposals is a condition to the consummation of the Business Combination. The adoption of each condition precedent proposal is conditioned on the approval of all of the condition precedent proposals. If our stockholders do not approve each of the condition precedent proposals, the Business Combination may not be consummated. The Adjournment Proposal is not conditioned on the approval of any other proposal.
In connection with our initial public offering (our “IPO”), our initial stockholders (consisting of FAST Sponsor, LLC, a Delaware limited liability company (our “Sponsor”)) and our directors at the time of our IPO entered into a letter agreement to vote their shares of FAST Class B common stock purchased prior to our IPO (the “founder shares”), as well as any shares of FAST Class A common stock sold as part of the units by us in our IPO (the “public shares”) purchased by them during or after our IPO, in favor of the Business Combination Proposal, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, our initial stockholders own approximately 20% of our total outstanding common stock.
Pursuant to FAST’s Current Charter, a holder of public shares (a “public stockholder”) may request that FAST redeem all or a portion of its public shares (which would become shares of New FEI Class A common stock in the Business Combination) for cash if the Business Combination is consummated. As a public stockholder, you will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to 5:00 p.m., New York City time, on December 10, 2021, (a) submit a written request to Continental Stock Transfer & Trust Company, FAST’s transfer agent (the “transfer agent”), that FAST redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If the Business Combination is consummated and a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account established in connection with our IPO (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of September 30, 2021, this would have amounted to approximately $10.00 per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with our consent, until the Closing (as defined below). If a holder of a public share delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that FAST instruct its transfer agent to return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus. See “The Special

Meeting — Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
Under the Merger Agreement, FAST has agreed to combine with FEI for aggregate consideration in the form of shares of New FEI Class B common stock valued at approximately $3.84 billion (subject to adjustment as described in the Merger Agreement) based on (1) proceeds available from the trust account, after giving effect to any and all redemptions, and (2) proceeds from the Private Placement. Such consideration will be paid to Mr. Fertitta, the sole stockholder of FEI, by the issuance of a number of shares of Class B common stock of New FEI, calculated based on the aggregate closing date transaction value, as determined pursuant to the Merger Agreement, and a $10 per share price of the Class B common stock of New FEI. The value of the aggregate consideration will change between now and the Closing based on (i) the difference between the net debt of FEI at the Closing and the current target net debt of $4.6 billion, (ii) the difference between the number of shares of common stock of Golden Nugget Online Gaming, Inc. (“GNOG”) held by FEI at the Closing and the 31,494,175 shares of GNOG common stock held by FEI at the date of execution of the amendment to the Merger Agreement multiplied by the reference price of $13.00 per share and (iii) (x) the difference between the 60-day average closing stock price of a share of common stock of GNOG as of the day prior to the Closing and $13.00 multiplied by (y) 31,494,175 shares of GNOG common stock held by FEI as of the execution of the amendment to the Merger Agreement (subject to adjustment by reason of dividend, subdivision, reclassification, recapitalization, split, combination of exchange of shares, the issuance of shares to FEI or certain of its subsidiaries in connection with interest payments paid on any indebtedness of GNOG, or any other similar event between the date of the Merger Agreement and Closing). Based on FEI’s net debt as of September 30, 2021 of $3.9 billion, 31,657,545 shares of GNOG common stock held by FEI as of November 10, 2021 and the GNOG share price of $18.88, the 60-day average as of November 10, 2021, 472.7 million shares of New FEI Class B common stock would be issued to Mr. Fertitta as of the Closing Date, representing an aggregate value of approximately $4.73 billion. A sensitivity analysis on the consideration transferred has been performed to assess the effect that a hypothetical 10% change in the GNOG stock trading price would have on the merger consideration. A 10% change in GNOG’s common stock trading price would cause a corresponding increase/decrease to total consideration of approximately $59.8 million, in each of the no redemption and maximum redemption scenarios described herein.
In addition, in connection with the Business Combination, FEI will complete an internal reorganization and distributions whereby certain FEI subsidiaries, assets and businesses that are not intended to be part of the Business Combination will be separated from FEI and distributed to Mr. Fertitta pursuant to a separation and distribution agreement (as described under “Certain Relationships and Related Party Transactions  —  Separation Agreement”) (the transactions occurring pursuant to such agreement, the “Spin-Off”) and a split-off agreement (as described under “Certain Relationships and Related Party Transactions — Split-Off Agreement”) (the transactions occurring pursuant to such agreement, the “Split-Off” and, together with the Spin-Off, the “Restructuring”).
The Closing of the Business Combination is subject to certain conditions, including, among other things, (i) approval by the shareholders of FEI and FAST’s stockholders, (ii) certain approvals or other determinations from certain gaming regulatory authorities, as applicable, and the absence of a material adverse regulatory event with respect to FEI, (iii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iv) FAST having at least $5,000,001 of net tangible assets at the Closing, (v) the receipt by FEI of certain tax opinions regarding aspects of the Business Combination and the Restructuring, and (vi) the effectiveness of the Registration Statement (as defined in the Merger Agreement) and the listing of New FEI’s Class A common stock to be issued in the Business Combination on the New York Stock Exchange (the “NYSE”).

In connection with the execution of the Merger Agreement, Mr. Fertitta has delivered a written consent approving the Merger Agreement and Business Combination. There can be no assurance when or if the required regulatory approvals will be obtained. Further, following the stockholder vote to approve the Business Combination, there could be a delay for a period of time, which period may be significant, in receiving the required regulatory approvals. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the special meeting and payment of the redemption price.
In connection with FAST’s entrance into the Original Merger Agreement, FAST entered into subscription agreements (the “Subscription Agreements”), each dated as of February 1, 2021, with certain institutional investors, including, Jefferies (with respect to 2,500,000 shares of Class A common stock) and Mr. Fertitta (with respect to 5,606,656 shares of Class A common stock) (the “PIPE Investors”), pursuant to which, among other things, FAST agreed to issue and sell, in private placements to close immediately prior to the Closing, an aggregate of 124,000,000 shares of its Class A common stock for $10.00 per share, including 48,970,200 shares of Class A common stock to be issued upon the surrender of $489,702,000 aggregate principal amount of indebtedness of FEI at Closing. Subsequent to such date, Jefferies entered into agreements to assume the obligation to purchase an additional 6,820,000 shares from certain PIPE Investors. The Subscription Agreements contain customary representations, warranties, covenants and agreements of FAST and the PIPE Investors and are subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Merger Agreement that is material and adverse to the PIPE Investor) and termination rights (including a termination right if the transaction contemplated by the Subscription Agreement has not been consummated by February 1, 2022).
In connection with FAST’s entrance into the Original Merger Agreement, it also entered into a Sponsor Agreement (the “Sponsor Agreement”) with FEI, the Sponsor and certain officers and the members of FAST’s board of directors (the “FAST Insiders”), pursuant to which, among other things, the FAST Insiders agreed to vote any of FAST’s shares of common stock held by them in favor of the Business Combination and to not redeem any such shares at the special meeting of stockholders to be held in connection with the Business Combination. In addition, the FAST Insiders agreed to not transfer (i) any of the founder shares held by them for one year after the Closing, subject to certain permitted transfers and a potential early release of such restrictions as set forth therein, and (ii) any private placement warrants or any shares of Class A common stock issued or issuable upon exercise thereof until 30 days after the Closing. In addition, the Sponsor agreed to surrender and forfeit 2,000,000 founder shares for no consideration. The Sponsor Agreement amends and restates that certain letter, dated as of August 20, 2020 between FAST and the FAST Insiders that was entered into in connection with the FAST’s initial public offering.
In connection with FAST’s entrance into the Original Merger Agreement, it also entered into a Stockholders Agreement (the “Stockholders Agreement”) substantially in the form attached to the Merger Agreement with Mr. Fertitta, FAST Merger Corp. and FAST Sponsor, LLC (the “Sponsor”), pursuant to which, among other things, for a specified period after Closing, the Sponsor will be entitled to designate Eugene Remm as a member of the board of directors of New FEI and Mr. Fertitta will be entitled to designate the remaining members of the board of directors of New FEI, one of whom shall be the Chief Executive Officer of the Company.
In connection with the FAST’s entrance into the Original Merger Agreement, it also entered into an Amended and Restated Registration Rights Agreement (the “A&R RRA”) with Mr. Fertitta, the Sponsor and FAST Merger Corp., which, among other things, amends and restates the registration rights agreement entered into by and among the FAST, the FAST’s initial directors and officers and the Sponsor at the time of FAST’s initial public offering. Pursuant to the terms of the A&R RRA, among other things, New FEI will be obligated to file, not later than 30 days after the Closing, a registration statement covering the shares of Class A common stock issuable to Mr. Fertitta upon the conversion of the shares of Class B common stock of New FEI that Mr. Fertitta received in the Business Combination.
Subject to approval by FAST stockholders of the Business Combination Proposal, the Reincorporation Proposal and the Charter Proposals, New FEI will adopt a dual class stock structure comprised of Class A common stock, which will carry one vote per share, and Class B common stock, which will carry 10 votes per share. Upon the Closing, all stockholders of New FEI will hold only shares of New FEI Class A common stock, except for Mr. Fertitta, who will hold shares of New FEI Class B common stock. Immediately following the Closing, and by virtue of his holdings of New FEI Class B common stock, Mr. Fertitta is expected to hold approximately 97.1% of the voting power of New FEI on a fully diluted basis (assuming no redemptions).
All FAST stockholders are cordially invited to attend the Special Meeting, which will be held in virtual format. You will not be able to physically attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a stockholder of record holding shares of FAST common stock, you may also cast your vote at the Special Meeting electronically by visiting https://www.cstproxy.com/fastacq/2021. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote electronically, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on certain proposals because such action would not count as a vote cast at the Special Meeting.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-500, or by emailing FST.info@investor.morrowsodali.com. This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at https://www.cstproxy.com/fastacq/2021.
Thank you for your participation. We look forward to your continued support.
November 24, 2021	By Order of the Board of Directors,
/s/ Sandy Beall Sandy Beall Chief Executive Officer
IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF FAST CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF FAST CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF FAST CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE MERGER IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING—REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

i

NO DELAWARE APPRAISAL RIGHTS	265
STOCKHOLDER PROPOSALS AND NOMINATIONS	266
SHAREHOLDER COMMUNICATIONS	267
VALIDITY OF COMMON STOCK	268
EXPERTS	269
WHERE YOU CAN FIND MORE INFORMATION	270
INDEX TO FINANCIAL STATEMENTS	F-1

ii

ADDITIONAL INFORMATION
If you have questions about the Business Combination or the Special Meeting, or if you need to obtain copies of the enclosed proxy statement/prospectus, proxy card or other documents incorporated by reference in the proxy statement/prospectus, you may contact FAST’s proxy solicitor listed below. You will not be charged for any of the documents you request.
Morrow Sodali LLC
470 West Avenue, Suite 3000
Stamford, CT 06902
Tel: (800) 662-5200
E-mail: FST.info@investor.morrowsodali.com
In order for you to receive timely delivery of the documents in advance of the Special Meeting to be held on December 14, 2021, you must request the information no later than four business days prior to the date of the Special Meeting, by December 8, 2021.
For a more detailed description of the information incorporated by reference in the enclosed proxy statement/prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” of the enclosed proxy statement/prospectus.

TRADEMARKS
This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SELECTED DEFINITIONS
Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our” and “FAST” refer to FAST Acquisition Corp., and the terms “New FEI,” “combined company” and “post-combination company” refer to FAST Merger Corp. and its subsidiaries, including FEI and its subsidiaries, following the consummation of the Business Combination.
In this document:
“2021 Plan” means the Fertitta Entertainment, Inc. 2021 Incentive Award Plan.
“Adjournment Proposal” means the proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the condition precedent proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived.
“Advisory Charter Proposals” means the proposal to approve, on a non-binding advisory basis, certain differences between the Current Charter and the Proposed Charter.
“ASC 815” means the Accounting Standards Codification 815, Derivatives and Hedging.
“Business Combination” means the transactions contemplated by the Merger Agreement.
“Business Combination Proposal” means the proposal to approve the Merger Agreement.
“Charter Approval Proposal” means the proposal to approve, assuming each of the Business Combination Proposal and the Reincorporation Proposal is approved and adopted, the Proposed Charter of New FEI in connection with the reincorporation
“Charter Proposal A” means the proposal to approve the increase in the number of authorized shares of New FEI Class A common stock from 380,000,000 shares to 1,500,000,000 shares.
“Charter Proposal B” means the proposal to approve the increase in the number of authorized shares of New FEI Class B common stock from 20,000,000 shares to 600,000,000 shares.
“Charter Proposals” means the proposal to approve, assuming each of the Business Combination Proposal and the Reincorporation Proposal is approved and adopted, the Proposed Charter of New FEI in connection with the reincorporation, including the increase in authorized shares of New FEI Class A common stock and New FEI Class B common stock.
“Closing” means the closing of the Merger.
“Closing Date” means the closing date of the Merger.
“Code” means the Internal Revenue Code of 1986, as amended.
“common stock” means the shares of common stock, par value $0.0001 per share, of the Company.
“condition precedent proposals” means the Business Combination Proposal, the Reincorporation Proposal, the Charter Proposals, the Stock Issuance Proposal, the Director Election Proposal and the Incentive Award Plan Proposal.
“consideration” means the $3.84 billion (subject to adjustment as described in the Merger Agreement) that the Company will pay pursuant to the Merger Agreement.
“Current Charter” means the amended and restated certificate of incorporation of the Company.
“DGCL” means the General Corporation Law of the State of Delaware.
“Director Election Proposal” means the proposal to approve, assuming the Business Combination Proposal, the Reincorporation Proposal and the Charter Proposals are approved and adopted, the election of six directors to serve on New FEI’s board of directors for a term of one year expiring at the annual meeting of stockholders to be held in 2022 or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal.
“DTC” means The Depository Trust Company.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“FAST Class A common stock” refers to the shares of Class A common stock par value $0.0001 per share, of FAST.
“FAST Class B common stock” refers to the shares of Class B common stock par value $0.0001 per share, of FAST.
“FAST Merger Corp.” means FAST Merger Corp., a Texas corporation and direct subsidiary of the Company.
“FAST Stockholders” refers to, collectively, holders of shares of FAST Class A common stock and holders of shares of FAST Class B common stock, but does not include the PIPE Investors.
“FEI” means Fertitta Entertainment, Inc., a Texas corporation.
“founder shares” refers to shares of FAST Class B common stock initially purchased by our Sponsor in a private placement prior to our IPO and the shares of FAST Class A common stock that will be issued upon the automatic conversion of the shares of FAST Class B common stock in connection with the Closing.
“GAAP” means United States generally accepted accounting principles.
“Incentive Award Plan Proposal” means the proposal to approve, assuming the Business Combination Proposal, the Reincorporation Proposal, the Charter Proposals, the Stock Issuance Proposal and the Director Election Proposal are approved and adopted, the 2021 Plan.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“IPO” means FAST’s initial public offering, consummated on August 25, 2020, through the sale of 20,000,000 units at $10.00 per unit.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Merger” means the transaction contemplated by the Merger Agreement by which Merger Sub will merge with and into FEI following the Texas Merger.
“Merger Agreement” means the agreement and plan of merger, dated as of February 1, 2021, by and among FAST, FEI, FAST Merger Corp. and Merger Sub, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of June 30, 2021, pursuant to which (i) the Company will change its jurisdiction of incorporation to Texas by merging with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger (the “reincorporation”), and (ii) Merger Sub will merge with and into FEI with FEI surviving the merger.
“Merger Sub” means FAST Merger Sub Inc., a Texas corporation and direct subsidiary of FAST Merger Corp.
“New FEI Management” means the management of New FEI following the consummation of the Business Combination.
“NYSE” means The New York Stock Exchange.
“Original Merger Agreement” means the agreement and plan of merger, dated as of February 1, 2021, by and among FAST, FEI, FAST Merger Corp. and Merger Sub. For the avoidance of doubt, the term “Original Merger Agreement” shall not include that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of June 30, 2021.

“PIPE Investors” means certain institutional investors, including Jefferies Financial Group Inc. and certain of its subsidiaries and Tilman Fertitta, who are party to the Subscription Agreements.
“Private Placement” means the private placement of FAST Class A common stock to certain institutional investors, including Jefferies and Tilman Fertitta, to occur immediately prior to the closing of the Business Combination.
“private placement warrants” refers to the 6,000,000 shares of warrants initially issued to our Sponsor in a private placement simultaneously with the closing of the IPO, each of which is exercisable for one share of FAST Class A common stock at an exercise price of $11.50 per share, in accordance with its terms.
“Proposed Charter” means the proposed amended and restated certificate of formation of New FEI.
“public shares” refers to shares of FAST Class A common stock sold as part of the units in the IPO (whether they were purchased in that offering or thereafter in the open market).
“public warrants” refers to the warrants to purchase shares of FAST Class A common stock sold as part of the units in the IPO, each of which is exercisable for one share of FAST Class A common stock at an exercise price of $11.50 per share, in accordance with its terms (whether they were purchased in that offering or thereafter in the open market).
“record date” refers to October 29, 2021, the date for determining the FAST Stockholders entitled to receive notice of and to vote at the Special Meeting.
“reincorporation” refers to the Company changing its jurisdiction of incorporation from Delaware to Texas pursuant to the Merger Agreement.
“Reincorporation Proposal” means the proposal to approve, assuming the Business Combination Proposal is approved and adopted, the change of FAST’s jurisdiction of incorporation from the State of Delaware to the State of Texas through the reincorporation.
“SEC” means the United States Securities and Exchange Commission.
“SEC Statement” means that certain statement made by the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC on April 12, 2021 regarding the accounting and reporting considerations for warrants issued by SPACs entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”).”
“Special Meeting” means the special meeting of the stockholders of the Company that is the subject of this proxy statement.
“Sponsor” means FAST Sponsor, LLC, a Delaware limited liability company.
“Stock Issuance Proposal” means the proposal to approve, assuming the Business Combination Proposal, the Reincorporation Proposal and the Charter Proposals are approved and adopted, for the purposes of complying with the applicable listing rules of the New York Stock Exchange, the issuance of (x) shares of New FEI Class B common stock to Mr. Fertitta pursuant to the terms of the Merger Agreement and (y) FAST Class A common stock to certain institutional investors, including Jefferies and Tilman Fertitta (the “PIPE Investors”), in connection with the Private Placement, plus any additional shares pursuant to subscription agreements we may enter into prior to Closing.
“Subscription Agreements” means the subscription agreements, each dated as of February 1, 2021, between FAST and the PIPE Investors, pursuant to which FAST has agreed to issue an aggregate of 124,000,000 shares of FAST Class A common stock to the PIPE Investors immediately before the Closing at a purchase price of $10.00 per share.
“TBOC” means the Texas Business Organizations Code, as the same may be amended from time to time.
“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Trust Account” means the Trust Account of FAST that holds the proceeds from FAST’s IPO and the private placement of the private placement warrants.
“Trust Agreement” mean that certain Investment Management Trust Agreement, dated as of August 20, 2020, between FEAC and the Trustee.
“Trustee” means Continental Stock Transfer & Trust Company.
“TX Merger” means the transaction contemplated by the Merger Agreement by which FAST will merge with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger.
“Units” means the units of FAST, each consisting of one share of FAST Class A common stock and one-half (1/2) of one public warrant of FAST.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
AND RISK FACTOR SUMMARY
The statements contained in this proxy statement/prospectus and in any document incorporated by reference herein that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. The information included in this proxy statement/prospectus in relation to FEI has been provided by FEI and its management team. Forward-looking statements include statements relating to FEI’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
FAST believes that it is important to communicate its expectations to its stockholders. However, there may be events in the future that FAST may not be able to predict accurately or over which it may not have control. The risk factors and cautionary language discussed in this proxy statement/prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by FAST or FEI in such forward-looking statements, including, among other things:
•
our ability to complete the Business Combination, or, if we do not consummate the Business Combination, any other initial business combination;

•
satisfaction of conditions to the Business Combination;

•
the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•
the ability to obtain and/or maintain the listing of our common stock on NYSE following the Business Combination;

•
New FEI’s ability to raise financing in the future;

•
New FEI’s success in retaining or recruiting, or changes required in, our officers, key employees or directors following the Business Combination;

•
our directors and officers potentially having conflicts of interest with our business or in approving the Business Combination, as a result of which they would then receive expense reimbursements;

•
factors relating to the business, operations and financial performance of FEI, including:

•
New FEI’s ability to effectively compete in the global entertainment and gaming industries;

•
New FEI’s ability to successfully acquire and integrate new operations;

•
New FEI’s ability to obtain and maintain licenses with gaming authorities;

•
New FEI’s inability to recognize deferred tax assets and tax loss carryforwards;

•
market conditions and global and economic factors beyond FEI’s control, including the potential adverse effects of the ongoing global coronavirus (COVID-19) pandemic;

•
intense competition and competitive pressures from other companies worldwide in the industries in which the combined company will operate;

•
litigation and the ability to adequately protect New FEI’s intellectual property rights; and

•
other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements and risks contained in this proxy statement/prospectus and in any document incorporated by reference herein are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated and you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in this proxy statement/prospectus and in our registration statement on Form S-1 filed in connection with our IPO. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
Before you grant your proxy or instruct how your vote should be cast or vote on the proposals to be put to the Special Meeting, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect FAST, FEI, or, following the consummation of the Business Combination, New FEI.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING
The following are answers to certain questions that you may have regarding the Special Meeting. FAST urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.
Q:
Why am I receiving this proxy statement/prospectus?

A:
FAST is proposing to consummate the Business Combination with FEI. FAST, FAST Merger Corp., Merger Sub and FEI have entered into the Merger Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Merger Agreement is attached hereto as Annex A. FAST urges its stockholders to read the Merger Agreement in its entirety. The Merger Agreement provides that, among other things, (i) FAST will merge with and into FAST Merger Corp., with FAST Merger Corp. surviving such merger, pursuant to the agreement and plan of merger, dated as of February 1, 2021, by and between FAST and FAST Merger Corp., as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of June 30, 2021, (ii) following the TX Merger, Merger Sub shall merge with and into FEI, with FEI surviving such merger and (iii) immediately following the merger described in clause (ii) above, FEI shall merge with and into LLC Sub, with LLC Sub surviving such merger as a direct, wholly owned subsidiary of FAST Merger Corp.

The Merger Agreement must be adopted by the FAST Stockholders in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and FAST’s Current Charter. FAST is holding a Special Meeting to obtain that approval. FAST Stockholders will also be asked to vote on certain other matters described in this proxy statement/prospectus at the Special Meeting and to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to adopt the Merger Agreement and thereby approve the Business Combination.
THE VOTE OF FAST STOCKHOLDERS IS IMPORTANT. FAST STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.
Q:
Why is FAST proposing the business combination?

A:
FAST was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses.

Based on its due diligence investigations of FEI and the industries in which it operates, including the financial and other information provided by FEI in the course of FAST’s due diligence investigations, the FAST board of directors (the “FAST Board”) believes that the Business Combination with FEI is in the best interests of FAST and its shareholders and presents an opportunity to increase stockholder value. However, there can be no assurances of this.
Although FAST’s board of directors believes that the Business Combination with FEI presents a unique business combination opportunity and is in the best interests of FAST and its stockholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. See “The Business Combination Proposal — FAST’s Board of Directors’ Reasons for Approval of the Business Combination” for a discussion of the factors considered by FAST’s board of directors in making its decision.
Q:
When and where will the Special Meeting take place?

A:
The special meeting will be held via live webcast at 9:00 a.m. Eastern Time, on December 14, 2021. The special meeting can be accessed by visiting https://www.cstproxy.com/fastacq/2021, where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the special meeting by means of remote communication.

Q:
Has the record date for the Special Meeting changed?

A:
The record date for the Special Meeting is October 29, 2021. Only holders of record of FAST common stock at the close of business on October 29, 2021 are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments or postponements of the Special Meeting.

Q:
What matters will be considered at the Special Meeting?

A:
The FAST Stockholders will be asked to consider and vote on the following proposals:

•
a proposal to adopt the Merger Agreement and approve the Business Combination (the “Business Combination Proposal”);

•
a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the change of FAST’s jurisdiction of incorporation from the State of Delaware to the State of Texas (we refer to such proposal as the “Reincorporation Proposal”);

•
a proposal to approve, assuming each of the Business Combination Proposal and the Reincorporation Proposal is approved and adopted, the Proposed Charter of New FEI (the “Charter Proposals”);

•
a proposal to approve, on a non-advisory basis and as required by applicable SEC guidance, certain material differences between the Current Charter and the Proposed Charter (the “Advisory Charter Proposals”);

•
a proposal to approve, assuming each of the Business Combination Proposal, the Reincorporation Proposal and the Charter Proposals is approved and adopted, for the purposes of complying with the applicable listing rules of the New York Stock Exchange, the issuance of (x) shares of New FEI Class B common stock to Mr. Fertitta pursuant to the terms of the Merger Agreement and (y) FAST Class A common stock to certain institutional investors including Jefferies and Tilman Fertitta (the “PIPE Investors”) in connection with the Private Placement, plus any additional shares pursuant to subscription agreements we may enter into prior to Closing (we refer to this proposal as the “Stock Issuance Proposal”);

•
a proposal to approve, assuming the Business Combination Proposal, the Reincorporation Proposal and the Charter Proposals are approved and adopted, the election of six directors to serve on New FEI’s board of directors for a term of one year expiring at the annual meeting of stockholders to be held in 2022 or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal (we refer to this as the “Director Election Proposal”);

•
a proposal to approve, assuming each of the Business Combination Proposal, the Reincorporation Proposal, the Charter Proposals, the Stock Issuance Proposal and the Director Election Proposal is approved and adopted, the 2021 Plan (we refer to this proposal as the “Incentive Award Plan Proposal”); and

•
a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the condition precedent proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (the “Adjournment Proposal”).

Q:
Is my vote important?

A:
Yes. The Business Combination cannot be completed unless the Merger Agreement is adopted by the FAST Stockholders holding a majority of the votes cast on such proposal and the other condition precedent proposals achieve the necessary vote outlined below. Only FAST Stockholders as of the close of business on October 29, 2021, the record date for the Special Meeting, are entitled to vote at the Special Meeting. The FAST Board unanimously recommends that such FAST Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Reincorporation Proposal, “FOR” the approval of the Charter Proposals, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” each director nominee and “FOR” the approval of the Adjournment Proposal.
Q:
If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:
No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the relevant rules, brokers are not permitted to vote on any of the matters to be considered at the Special Meeting. As a result, your public shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:
What FAST Stockholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A:
The Business Combination Proposal.   Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal.

Our initial stockholders have agreed to vote their shares in favor of the Business Combination. The initial stockholders own approximately 20% of our outstanding shares prior to the Business Combination. Accordingly, if all of our outstanding shares were to be voted, we would need the affirmative vote of approximately 38% of the remaining shares to approve the Business Combination.
The Reincorporation Proposal.   Approval of the Reincorporation Proposal requires the affirmative vote of a majority of the outstanding shares of FAST Class A Common Stock and FAST Class B Common Stock (collectively, the “FAST Shares”) entitled to vote thereon, voting as a single class. The failure to vote, abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.
The Charter Proposals.   Approval of the Charter Approval Proposal requires the affirmative vote of the holders of at least a majority of the outstanding FAST Shares entitled to vote thereon, voting as a single class. Approval of Charter Proposal A will be subject to the affirmative vote of the holders of a majority of the outstanding shares of FAST Class A Common Stock, voting as a single class. Approval of Charter Proposal B will be subject to the affirmative vote of the holders of a majority of the outstanding shares of FAST Class B Common Stock, voting as a single class. The failure to vote, abstentions and broker non-votes have the same effect as a vote “AGAINST” each of these proposals.
The Advisory Charter Proposals.   Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
The Stock Issuance Proposal.   Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
The Incentive Award Plan Proposal.   Approval of the Incentive Award Plan Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.

The Director Election Proposal.   The election of directors is decided by a plurality of the votes cast by the stockholders present in person (which would include presence at the virtual special meeting) or represented by proxy at the special meeting and entitled to vote on the election of directors. This means that each of the director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
The Adjournment Proposal.   Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
Q:
What will FEI’s equity holders receive in connection with the Business Combination?

A:
The aggregate value of the consideration to be paid in respect of FEI is approximately $3.842 billion (subject to adjustment as described in the Merger Agreement), which will be paid to Mr. Fertitta. In addition, outstanding unvested options exercisable for FEI equity will be converted into unvested options exercisable for shares of New FEI Class A common stock and outstanding restricted stock units will be converted into restricted stock units denominated in shares of New FEI Class A common stock.

Q:
What economic stake will current FAST Stockholders and the FEI Equityholders hold in New FEI immediately after the consummation of the Business Combination?

A:
It is anticipated that, upon completion of the Business Combination, the economic ownership interests in New FEI will be as set forth in the table below:

	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares(1)
FAST Public Stockholders	3.2%	2.9%
FEI Equityholders(2)	77.2%	77.4%
PIPE Investors(3)	19.1%	19.2%
Sponsor	0.5%	0.5%

(1)
Assumes that holders of 2,096,186 public shares exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on $200.0 million held in trust as of September 30, 2021 and a redemption price of $10.00 per share reduced by the required payment of transaction expenses).

(2)
Closing date merger consideration will be adjusted for the following (i) the difference between the 60-day average closing stock price of a share of GNOG common stock as of the day prior to the closing and the reference price of $13.00 multiplied by 31,494,175 shares of GNOG common stock held by FEI as of the date of execution of the amendment to the Merger Agreement (subject to adjustment by reason of dividend, subdivision, reclassification, recapitalization, split, combination of exchange of shares, the issuance of shares to FEI or certain of its subsidiaries in connection with interest payments paid on any indebtedness of GNOG, or any other similar event between the date of the Merger Agreement and Closing), (ii) the difference between the number of shares of GNOG common stock held by FEI at the Closing and the 31,494,175 shares of GNOG common stock held by FEI at the date of execution of the amendment to the Merger Agreement multiplied by the reference price of $13.00 per share and (iii) adjusted for the difference between the net debt of FEI at the closing date and the current target net debt of $4.6 billion. The determination of the number of Class B common shares issued as merger consideration above is calculated using FEI’s net debt as of September 30, 2021 of $3.9 billion, 31,657,545 shares of GNOG common stock held by FEI as of November 10, 2021 and the GNOG share price of $18.88, the 60-day average as of November 10, 2021. A sensitivity analysis on the consideration transferred has been performed to assess the effect that a hypothetical 10% change in the GNOG stock trading price would have on the merger consideration. A 10% change in GNOG’s common stock trading price would cause a corresponding increase/decrease to total consideration by approximately $59.8 million, in each of the no redemption and maximum redemption scenarios described herein. Includes 5,606,656 shares of New FEI Class A common stock to be issued to Mr. Fertitta in his capacity as a PIPE investor.
(3)
Excludes Mr. Fertitta.

The economic ownership percentages set forth above do not take into account (a) public warrants and private placement warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing 30 days after the Closing of the Business Combination ) or (b) the issuance of any shares upon completion of the Business Combination under the 2021 Plan, a copy of which is attached to this proxy statement/prospectus as Annex K If the actual facts are different than the assumptions set forth above, the share numbers set forth above will be different. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
In addition, there are currently outstanding an aggregate of 16,000,000 warrants to acquire shares of FAST Class A common stock, which comprise 6,000,000 private placement warrants held by our initial stockholders and 10,000,000 public warrants. Each of our outstanding whole warrants is exercisable commencing 30 days following the Closing, for one share of FAST Class A common stock and, following the consummation of the Business Combination, will entitle the holder thereof to purchase one share of New FEI Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of New FEI Class A common stock is issued as a result of such exercise, with payment to New FEI of the exercise price of $11.50 per whole warrant for one whole share, our fully-diluted share capital would increase by a total of 16,000,000 shares, with approximately $184,000,000 paid to us to exercise the warrants.
Q:
What voting power will current FAST Stockholders and the FEI Equityholders hold in New FEI immediately after the consummation of the Business Combination?

A:
It is anticipated that, upon completion of the Business Combination, the voting power in New FEI will be as set forth in the table below:

	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares(1)
FAST Stockholders	0.4%	0.4%
FEI Equityholders(2)	97.1%	97.1%
PIPE Investors(3)	2.4%	2.4%
Sponsor	0.1%	0.1%

(1)
Assumes that holders of 2,096,186 public shares exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on $200.0 million held in trust as of September 30, 2021 reduced by required payment of transaction expenses and a redemption price of $10.00 per share).

(2)
Closing date merger consideration will be adjusted for the following (i) the difference between the 60-day average closing stock price of a share of GNOG as of the day prior to the closing and the reference price of $13.00 multiplied by 31,494,175 shares of GNOG common stock held by FEI as of the date of execution of the amendment to the Merger Agreement (subject to adjustment by reason of dividend, subdivision, reclassification, recapitalization, split, combination of exchange of shares, the issuance of shares to FEI or certain of its subsidiaries in connection with interest payments paid on any indebtedness of GNOG, or any other similar event between the date of the Merger Agreement and Closing), (ii) the difference between the number of shares of GNOG common stock held by FEI at the Closing and the 31,494,175 shares of GNOG common stock held by FEI at the date of execution of the amendment to the Merger Agreement multiplied by the reference price of $13.00 per share and (iii) adjusted for the difference between the net debt of FEI at the closing date and the current target net debt of $4.6 billion. The determination of the number of Class B common shares issued as merger consideration above is calculated using FEI’s net debt as of September 30, 2021 of $3.9 billion, 31,657,545 shares of GNOG common stock held by FEI as of November 10, 2021 and the GNOG share price of $18.88, the 60-day average as of November 10, 2021. A sensitivity analysis on the consideration transferred has been performed to assess the effect that a hypothetical 10% change in the GNOG stock trading price would have on the merger consideration. A 10% change in GNOG’s common stock trading price would cause a corresponding increase/decrease to total consideration by approximately $59.8 million, in each of the no redemption and maximum redemption scenarios described herein. Subject to approval by FAST Stockholders of the Business Combination Proposal and the Charter Proposal, in connection with the Closing, we will adopt a dual class stock structure and Mr. Fertitta will receive shares of Class B common stock of New FEI which will have 10 to 1 voting rights as compared to the shares of New FEI Class A common stock. The outstanding shares of Class B common stock of New FEI will be subject to a “sunset” provision if Mr. Fertitta and other permitted holders of Class B common stock collectively cease to beneficially own at least 20% of the number of shares of Class B common stock of New FEI collectively held by Mr. Fertitta and other permitted transferees as of the effective date of the Business Combination. Includes 5,606,656 shares of New FEI Class A common stock to be issued to Mr. Fertitta in his capacity as a PIPE investor. See “Description of New FEI’s Securities  —  New FEI Common Stock  —  New FEI Class B Common Stock.”
(3)
Excludes Mr. Fertitta.

The voting percentages set forth above do not take into account (a) public warrants and private placement warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing 30 days after the Closing of the Business Combination) or (b) the issuance of any shares upon completion of the Business Combination under the New FEI Omnibus Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex F. If the actual facts are different than the assumptions set forth above, the share numbers set forth above will be different. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
In addition, there are currently outstanding an aggregate of 16,000,000 warrants to acquire shares of FAST Class A common stock, which comprise 6,000,000 private placement warrants held by our initial stockholders and 10,000,000 public warrants. Each of our outstanding whole warrants is exercisable commencing 30 days following the Closing, for one share of FAST Class A common stock and, following the consummation of the Business Combination, will entitle the holder thereof to purchase one share of New FEI Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of New FEI Class A common stock is issued as a result of such exercise, with payment to New FEI of the exercise price of $11.50 per whole warrant for one whole share, our fully-diluted share capital would increase by a total of 16,000,000 shares, with approximately $184,000,000 paid to exercise the warrants.
Q:
Why is FAST proposing the TX Merger?

A:
Our Board believes that there are significant advantages to New FEI that will arise as a result of being domiciled in Texas. Further, our Board believes that the direct benefits that Texas corporation law provides to a corporation will also indirectly benefits FAST Stockholders, who will become the owners of New FEI. The Board believes that there are several reasons why the reincorporation and the TX Merger are in the best interests of New FEI and the FAST Stockholders, including (i) the fact that FEI is currently a Texas corporation and its management team (who be the management team of New FEI) is familiar with operating its business under Texas law, (ii) the potential for greater protection for directors of New FEI under Texas law, (iii) the favorable regulatory landscape in Texas and (iv) the benefit of attracting and retaining qualified management by reducing the risk of lawsuits being filed against New FEI and its directors and officers. See “The Reincorporation Proposal” for a further discussion of these factors.

Q:
What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:
A total of  $200,000,000, comprised of approximately $194,000,000 of the proceeds from our IPO, including approximately $7,000,000 of underwriters’ deferred discount, and $6,000,000 of the proceeds of the sale of the private placement warrants were placed in a trust account maintained by Continental, acting as trustee. As of September 30, 2021, there were investments and cash held in the trust account of approximately $200.0 million. These funds will not be released until the earlier of Closing or the redemption of our public shares if we are unable to complete an initial business combination by August 25, 2022, although we may withdraw the interest earned on the funds held in the trust account to pay taxes.

The underwriters from FAST’s IPO are entitled to deferred underwriting commission of $7,000,000 in the aggregate, which commission will be waived by the underwriters in the event that FAST does not complete the initial business combination, subject to the terms of the underwriting agreement entered into in connection with FAST’s IPO. The deferred fee is payable if a business combination is consummated without regard to the number of shares of FAST Class A common stock is redeemed by its public stockholders in connection with a business combination. The following table presents the deferred fee as a percentage of the aggregate proceeds from FAST’s IPO across varying redemption scenarios if FAST had only sold the number of units remaining after redemptions:
Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions(1)
Number of Shares Remaining	Fee as a % of FAST’s IPO Proceeds (net of Redemptions)	Number of Shares Remaining	Fee as a % of FAST’s IPO Proceeds (net of Redemptions)	Number of Shares Remaining	Fee as a % of FAST’s IPO Proceeds (net of Redemptions)
20,000,000	3.5%	18,951,907	3.7%	17,903,814	3.9%

(1)
Assumes that 2,096,186 shares of FAST Class A common stock are redeemed. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:
What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:
FAST Stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public stockholders are reduced as a result of redemptions by public stockholders. With fewer public shares and public stockholders, the trading market for New FEI Class A common stock may be less liquid than the market for FAST’s Class A common stock was prior to consummation of the Business Combination and New FEI may not be able to meet the listing standards for the NYSE or another national securities exchange. In addition, with less funds available from the trust account, the working capital infusion from the trust account into New FEI’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the trust account as opposed to the scenario in which FAST’s public stockholders exercise the maximum allowed redemption rights.

We do not expect redemptions to have a material impact on the per share value of the shares owned by non-redeeming stockholders. Even if there were such an impact, it would be a result of market activity which neither FAST nor FEI is able to estimate.

Q:
How will the level of redemptions by FAST’s stockholders affect my ownership in New FEI following the closing of the Business Combination?

A:
As described more fully under the section “How will the TX Merger affect my public shares, public warrants and units?” below, all FAST Stock outstanding prior to the Business Combination will become shares of New FEI Class A common stock after the Business Combination, subject to the redemption rights exercise by FAST’s stockholders. Accordingly, the total number of New FEI common stock to be outstanding at the Closing (and the relative ownership levels of FAST’s non-redeeming stockholders) will be affected by: (i) the number of shares of FAST Class A common stock that is redeemed in connection with the Business Combination and (ii) the issuance of New FEI common stock in connection with the Business Combination and the Private Placement.

Furthermore, to the extent that holders of shares of FAST Class A common stock redeem their shares in connection with the Business Combination, their public warrants will remain issued and outstanding notwithstanding the redemption of their shares of FAST Class A common stock. The Sponsor owns 6,000,000 private placement warrants. Following the consummation of the Business Combination, all of FAST’s outstanding warrants will become warrants to acquire shares of New FEI Class A common stock on the same terms as FAST’s currently outstanding warrants.
The table below shows the relative ownership levels of holders of New FEI Common Stock following the Business Combination under varying redemption scenarios and assuming that all warrants to purchase New FEI Common Stock have been exercised.
	Assuming No Redemption		Assuming 50% Redemption		Assuming Maximum Redemption(1)
	Number of Common Shares	%	Number of Common Shares	%	Number of Common Shares	%
FAST public stockholders	20,000,000	3.2%	18,951,907	3.0%	17,903,814	2.8%
Sponsor(2)	9,000,000	1.4%	9,000,000	1.4%	9,000,000	1.4%
PIPE Investors(3)	118,393,344	18.6%	118,393,344	18.7%	118,393,344	18.7%
FEI Equityholders(4)	478,297,780	75.2%	478,297,780	75.3%	478,297,780	75.5%
Public Warrant Holders	10,000,000	1.6%	10,000,000	1.6%	10,000,000	1.6%
Shares outstanding	635,691,124	100.0%	634,643,031	100.0%	633,594,938	100.0%

(1)
Assumes that 2,096,186 shares of FAST Class A common stock are redeemed. See “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)
Represents (i) 3,000,000 former founder shares and (ii) 6,000,000 shares of New FEI Class A common stock to be issued upon exercise of the private placement warrants.

(3)
Excludes Mr. Fertitta.

(4)
Closing date merger consideration will be adjusted for the following (i) the difference between the 60-day average closing stock price of a share of GNOG common stock as of the day prior to the closing and the reference price of $13.00 multiplied by 31,494,175 shares of GNOG common stock held by FEI as of the date of execution of the amendment to the Merger Agreement (subject to adjustment by reason of dividend, subdivision, reclassification, recapitalization, split, combination of exchange of shares, the issuance of shares to FEI or certain of its subsidiaries in connection with interest payments paid on any indebtedness of GNOG, or any other similar event between the date of the Merger Agreement and Closing), (ii) the difference between the number of shares of GNOG common stock held by FEI at the Closing and the 31,494,175 shares of GNOG common stock held by FEI at the date of execution of the amendment to the Merger Agreement multiplied by the reference price of $13.00 per share and (iii) adjusted for the difference between the net debt of FEI at the closing date and the current target net debt of $4.6 billion. The determination of the number of Class B common shares issued as merger consideration above is calculated using FEI's net debt as of September 30, 2021 of $3.9 billion, 31,657,545 shares of GNOG common stock held by FEI as of November 10, 2021 and the GNOG share price of $18.88 the 60-day average as of November 10, 2021. A sensitivity analysis on the consideration transferred has been performed to assess the effect that a hypothetical 10% change in the GNOG stock trading price would have on the merger consideration. A 10% change in GNOG’s common stock trading price would cause a corresponding increase/decrease to total consideration by approximately $59.8 million, in each of the no redemption and maximum redemption scenarios described herein. Includes 5,606,656 shares of New FEI Class A common stock to be issued to Mr. Fertitta in his capacity as a PIPE investor.
Q:
What amendments will be made to the Current Charter of FAST?

A:
We are asking FAST Stockholders to approve the Proposed Charter that will be effective upon the consummation of the Business Combination. The Proposed Charter provides for various changes that the FAST Board believes are necessary to address the needs of the post-Business Combination company, including, among other things:

(a)
the increase of the total number of authorized shares of capital stock, which shall consist of (i) 1,500,000,000 shares of New FEI Class A common stock, par value $0.0001 per share, (ii) 600,000,000 shares of New FEI Class B common stock, par value $0.0001 per share, and (iii) 100,000,000 shares of preferred stock, par value $0.0001 per share;

(b)
the establishment of the right of holders of shares of New FEI Class A common stock to cast one vote per share of New FEI Class A common stock and holders of shares of New FEI Class B common stock to cast ten (10) votes per share of New FEI Class B common stock on each matter properly submitted to New FEI’s stockholders entitled to vote;

(c)
the declassification of the board of directors of the post-Business Combination company such that all directors will be elected annually;

(d)
the fixing of the number of directors of which the board of directors of New FEI may be comprised at not less than three (3) and not more than eight (8) directors;

(e)
unless the Company consents in writing to the selection of an alternative forum, the selection of the Southern District of Texas in the State of Texas to be the sole and exclusive forum for all actions arising outside of the Securities Act;

(f)
that amendments to certain provisions of the Proposed Charter relating to the rights of Class A and Class B common stockholders will require the affirmative vote of (i) a majority of the total voting power of the outstanding shares of capital stock of the Company entitled to vote thereon, voting together as a single class, while the Company is under the control of Tilman J. Fertitta and (ii) at least two-thirds of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, from and after the time that the Corporation ceases to be under the control of Tilman J. Fertitta.

Pursuant to Delaware law and the Current Charter, FAST is required to submit the Charter Proposals to FAST’s stockholders for approval. For additional information, see the section entitled “The Charter Proposals.”
Q:
What material negative factors did FAST’s board of directors consider in connection with the business combination?

A:
Although FAST’s board of directors believes that the merger with FEI will provide FAST’s stockholders with an opportunity to participate in a combined company with significant growth potential, market share and well-known brands, the board of directors did consider certain potentially material negative factors in arriving at that conclusion, such as the risk that FAST Stockholders would not approve the Business Combination and the risk that significant numbers of FAST Stockholders would exercise their redemption rights. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — FAST’s Board of Directors’ Reasons for Approval of the Business Combination,” as well as in the section entitled “Risk Factors — Risk Factors Relating to the Business Combination and Integration of FEI’s Business.”

Q:
How will the TX Merger affect my public shares, public warrants and units?

A:
On the effective date of the TX Merger, the currently issued and outstanding shares of FAST Class B common stock will automatically convert on a one-for-one basis into shares of New FEI Class A common stock in accordance with the terms of the Current Charter and the currently issued and outstanding shares of FAST Class A common stock will be exchanged, on a one-for-one basis, for shares of New FEI Class A common stock in connection with the Business Combination. Similarly, all of FAST’s outstanding warrants will become warrants to acquire shares of New FEI Class A common stock on the same terms as FAST’s currently outstanding warrants. In addition, at the Closing, all of FAST’s outstanding units (each of which consists of one share of FAST Class A common stock and one-half of one warrant to purchase one share of FAST Class A common stock) will be separated into its component share of common stock and one-half of one warrant.

Q:
How do the public warrants differ from the private placement warrants and what are the related risks for any public warrant holders post business combination?

A:
The public warrants are identical to the private placement warrants in material terms and provisions, except that the private placement warrants will not be redeemable by New FEI so long as they are held by the Sponsor or any of its permitted transferees. If the private warrants are held by holders other than the Sponsor or any of its permitted transferees, they will be redeemable by New FEI and exercisable by the holders on the same basis as the public warrants. The Sponsor has agreed not to transfer, assign or sell any of the private placement warrants, including shares of Class A common stock issuable upon exercise of the warrants (except to certain permitted transferees), until 30 days after the Closing of the initial business combination. For more information, please see the section entitled “Risk Factors.”

Q:
Do I have redemption rights?

A:
If you are a public stockholder, you have the right to request that FAST redeem all or a portion of your public shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus under the heading “The Special Meeting — Redemption Rights.” Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the trust account as “redemption rights.” If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
Our initial stockholders and our directors at the time of our IPO entered into the insider letter agreement, pursuant to which they agreed to waive their redemption rights with respect to their shares in connection with the completion of a business combination.
Q:
How do I exercise my redemption rights?

A:
If you are a public stockholder and wish to exercise your right to redeem your public shares, you must:

(i)
(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to 5:00 p.m., New York City time, on December 10, 2021, (a) submit a written request to Continental that FAST redeem your public shares for cash and (b) deliver your public shares to Continental, physically or electronically through The Depository Trust Company (“DTC”).

The address of Continental is listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so.
Any public stockholder will be entitled to request that their public shares (which would become shares of New FEI common stock upon the effective date of the TX Merger) be redeemed for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of September 30, 2021, this would have amounted to approximately $10.00 per public share. However, the proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders, regardless of whether such public stockholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.
If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to Continental at the address listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.
Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is 5:00 p.m., New York City time, on December 10, 2021, and thereafter, with our consent, until the Closing. If you deliver your shares for redemption to Continental and later decide prior to the deadline for submitting redemption requests not to elect redemption, you may request that FAST instruct Continental to return the shares to you (physically or electronically). You may make such request by contacting Continental at the phone number or address listed at the end of this section.
Any corrected or changed written exercise of redemption rights must be received by FAST’s secretary prior to the deadline for submitting redemption requests. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to Continental by 5:00 p.m., New York City time, on December 10, 2021.
If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any FAST warrants that you may hold.
Q:
If I am a holder of units, can I exercise redemption rights with respect to my units?

A:
No. Holders of outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, FAST’s transfer agent, directly and instruct them to do so. If you fail to cause your units to be separated and delivered to Continental, FAST’s transfer agent, by 5:00 p.m., New York City time, on December 10, 2021, you will not be able to exercise your redemption rights with respect to your public shares.

Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
We expect that a U.S. holder (as defined below) that exercises its redemption rights to receive cash from the trust account in exchange for its public shares will generally be treated as selling such public shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that a U.S. holder owns or is deemed to own (including through the ownership of New FEI warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Material U.S. Federal Income Tax Considerations.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:
What are the U.S. federal income tax consequences of the TX Merger?

A:
In the opinion of Winston & Strawn LLP, tax counsel to FAST, the TX Merger will be a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, the holders of FAST Shares will not recognize any gain or loss under the U.S. federal income tax laws as a result of the consummation of the TX Merger, and neither will FAST nor New FEI. Each FAST Stockholder will have the same basis in New FEI Class A common stock received as a result of the TX Merger as that holder has in FAST Shares held at the time the TX Merger is consummated. Each holder’s holding period in New FEI Class A common stock received as a result of the TX Merger will include the period during which such holder held FAST Shares at the time the TX Merger is consummated, provided the latter was held by such holder as a capital asset at the time of consummation of the TX Merger. For a more complete discussion of the U.S. federal income tax considerations relating to the TX Merger, see “Material U.S. Federal Income Tax Considerations.”

Q:
How does the FAST Board recommend that I vote?

A:
The FAST Board recommends that the FAST Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Reincorporation Proposal, “FOR” the approval of the Charter Proposals, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” each of the director nominees and “FOR” the approval of the Adjournment Proposal. For more information regarding how the board of directors of FAST recommends that FAST Stockholders vote, see the section entitled “The Business Combination Proposal — FAST’s Board of Directors’ Reasons for Approval of the Business Combination.”

Q:
How do our Sponsor and the other initial stockholders intend to vote their shares?

A:
In connection with our IPO, our initial stockholder (our Sponsor) and our directors at the time of our IPO entered into a letter agreement to vote their shares in favor of the Business Combination Proposal, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, our initial stockholders own approximately 20% of our total outstanding common stock.

Q:
May our Sponsor and the other initial stockholders purchase public shares or warrants prior to the Special Meeting?

A:
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding FAST or its securities, the initial stockholders, FEI and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the

Special Meeting are approved and/or (ii) FAST satisfies the Minimum Proceeds Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the initial stockholders for nominal value.
Entering into any such arrangements may have a depressive effect on public shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of public shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.
Q:
Who is entitled to vote at the Special Meeting?

A:
The FAST Board has fixed October 29, 2021 as the record date for the Special Meeting. All holders of record of FAST Shares as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting, provided that those shares remain outstanding on the date of the Special Meeting. Attendance at the Special Meeting is not required to vote. See the section entitled “Questions and Answers About the Business Combination and the Special Meeting — How can I vote my shares without attending the Special Meeting?” for instructions on how to vote your FAST Shares without attending the Special Meeting.

Q:
How many votes do I have?

A:
Each FAST Stockholder of record is entitled to one vote for each FAST Share held by such holder as of the close of business on the record date. As of the close of business on the record date, there were 25,000,000 outstanding FAST Shares.

Q:
What constitutes a quorum for the Special Meeting?

A:
A quorum is the minimum number of stockholders necessary to hold a valid meeting.

A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of outstanding FAST Shares representing a majority of the voting power of all outstanding FAST Shares entitled to vote at the Special Meeting on the record date are present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.
Q:
What will happen to FAST as a result of the Business Combination?

A:
Immediately prior to Closing, FAST will change its jurisdiction of incorporation from the State of Delaware to the State of Texas by merging with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger. FAST Merger Corp. will also change its name to “Fertitta Entertainment, Inc.”

Q:
What is FEI?

A:
FEI, a Texas corporation, is a holding company that owns all of the equity in Golden Nugget, LLC and Landry’s, LLC, approximately 31.494 million shares in GNOG, hotels, real estate, and other investments. The Business Combination will include all of FEI's holdings in GNOG and the majority of the assets and businesses that comprise Golden Nugget, LLC and Landry’s, LLC. Together, Golden Nugget, LLC and Landry’s, LLC represent a multinational, diversified gaming, restaurant, hospitality, and entertainment business based in Houston, Texas, encompassing:

•
the renowned Golden Nugget Hotel and Casino concept, with locations in Las Vegas and Laughlin, NV; Atlantic City, NJ; Biloxi, MS; and Lake Charles, LA;

•
GNOG, which is a leading online gaming company that is considered a market leader by its peers and was the first to bring Live Dealer and Live Casino Floor to the United States online gaming market and was the past recipient of 15 eGaming Review North America Awards, including the coveted “Operator of the Year” award in 2017, 2018, 2019 and 2020;

•
popular entertainment and hospitality destinations throughout the U.S., including Kemah Boardwalk and Galveston Island Historic Pleasure Pier;

•
the operation of more than 500 outlets, including over 400 high-end and casual dining establishments around the world, with well-known concepts such as Del Frisco’s, Landry’s Seafood House, Bubba Gump Shrimp Co., the Palm, Rainforest Cafe, Morton’s The Steakhouse, Mastro’s, The Oceanaire Seafood Room, McCormick & Schmick’s Seafood, Houlihan’s Chart House, Joe’s Crab Shack, and Saltgrass Steak House, and the popular New York BR Guest Restaurants such as Dos Caminos, Strip House and Bill’s Bar & Burger.

Immediately after the consummation of the Business Combination, FEI will complete the Restructuring (as defined herein), whereby a limited number of FEI subsidiaries, assets and businesses, representing eight restaurants and certain real estate holdings, that are not intended to be part of the Business Combination will be separated from FEI and distributed to Mr. Fertitta pursuant to the Separation Agreement (as defined herein) and the Split-Off Agreement (as defined herein).
On August 9, 2021, GNOG entered into an agreement and plan of merger (the “GNOG Merger Agreement”) with DraftKings Inc. ( “DraftKings”), New Duke Holdco, Inc., a wholly owned subsidiary of DraftKings (“New DraftKings”), and the other parties thereto, pursuant to which New DraftKings agreed to acquire each of DraftKings and GNOG in concurrent mergers (the “GNOG Merger”). At the closing of the GNOG Merger, New DraftKings will, among other things, acquire each issued and outstanding share of common stock of GNOG, including the shares of GNOG common stock owned by FEI, in exchange for 0.365 of a share of New DraftKings Class A common stock. If the GNOG Merger closes prior to the Closing, the Business Combination will include all of the shares of New DraftKings Class A common stock that FEI receives at closing of the GNOG Merger. If the transactions contemplated by the Business Combination and the GNOG Merger Agreement are consummated, FAST stockholders, indirectly through FEI entities, will have a minority voting interest in New DraftKings.
Q:
What will happen to my FAST Shares as a result of the Business Combination?

A:
If the Business Combination is completed, each FAST Share will be canceled and converted into the right to receive one share of New FEI Class A common stock. See the section entitled “The Business Combination Proposal — Consideration.”

Q:
Where will the New FEI Class A common stock and public warrants that FAST securityholders receive in the Business Combination be publicly traded?

A:
Assuming the Business Combination is completed, the shares of New FEI Class A common stock and public warrants issued in connection with the Business Combination are expected to be listed and traded on the NYSE under the ticker symbols “FTE” and “FTE WS,” respectively.

Q:
What happens if the Business Combination is not completed?

A:
If the Merger Agreement is not adopted by FAST Stockholders or if the Business Combination is not completed for any other reason, then we will seek to consummate an alternative initial business combination prior to August 25, 2022. If we do not consummate an initial business combination by August 25, 2022, we will cease all operations except for the purpose of winding up and redeem our public shares and liquidate the trust account, in which case our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Q:
How can I vote my shares at the Special Meeting?

A:
FAST Shares held directly in your name as the stockholder of record of such FAST Shares as of the close of business on October 29, 2021, the record date, may be voted electronically at the Special Meeting.

If you choose to attend the Special Meeting, you will need to visit https://www.cstproxy.com/fastacq/2021, and enter the control number found on your proxy card, voting instruction form or notice you previously received. You may vote during the Special Meeting by following the instructions available on the meeting website during the meeting. If you are a beneficial owner of FAST Shares but not the stockholder of record of such FAST Shares, you will also need to obtain a legal proxy for the meeting provided by your bank, broker, or nominee. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Special Meeting, you will not be permitted to vote electronically at the Special Meeting unless you first obtain a legal proxy issued in your name from the record owner. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Special Meeting.
Q:
How can I vote my shares without attending the Special Meeting?

A:
If you are a stockholder of record of FAST Shares as of the close of business on October 29, 2021, the record date, you can vote by proxy via the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares, or otherwise follow the instructions provided by your bank, brokerage firm or other nominee.

Q:
What is a proxy?

A:
A proxy is a legal designation of another person to vote the stock you own. If you are a stockholder of record of FAST Shares as of the close of business on the record date, and you vote by phone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of FAST’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are Sandy Beall and Garrett Schreiber.

Q:
What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:
If your FAST Shares are registered directly in your name with Continental you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Direct holders (stockholders of record).   For FAST Shares held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your FAST Shares are voted.
Shares in “street name.”   For FAST Shares held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.
Q:
If a FAST Stockholder gives a proxy, how will the FAST Shares covered by the proxy be voted?

A:
If you provide a proxy, regardless of whether you provide that proxy by phone, via the Internet or by completing and returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your FAST Shares in the way that you indicate when providing your proxy in respect of the FAST Shares you hold. When completing the Internet or telephone processes or the proxy card, you may specify whether your FAST Shares should be voted for or against, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q:
How will my FAST Shares be voted if I return a blank proxy?

A:
If you sign, date and return your proxy and do not indicate how you want your FAST Shares to be voted, then your FAST Shares will be voted “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Reincorporation Proposal, “FOR” the approval of the Charter Proposals, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” each director nominee and “FOR” the approval of the Adjournment Proposal.

Q:
Can I change my vote after I have submitted my proxy?

A:
Yes. If you are a stockholder of record of FAST Shares as of the close of business on the record date, whether you vote by telephone, Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•
submit a new proxy card bearing a later date;

•
vote again by telephone or the Internet at a later time;

•
give written notice of your revocation to FAST’s Corporate Secretary, which notice must be received by FAST’s Corporate Secretary prior to the vote at the Special Meeting; or

•
vote electronically at the Special Meeting by visiting https://www.cstproxy.com/fastacq/2021 and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.
Q:
Where can I find the voting results of the Special Meeting?

A:
The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, FAST will file the final voting results of its Special Meeting with the SEC in a Current Report on Form 8-K.

Q:
Are FAST Stockholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the Special Meeting?

A:
No. FAST Stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination, because they are not required to receive any consideration other than the shares of New FEI Class A common stock, which will be listed on the NYSE. FAST Stockholders may vote against the Business Combination Proposal if they are not in favor of the adoption of the Merger Agreement.

Q:
Are there any risks that I should consider as a FAST Stockholder in deciding how to vote or whether to exercise my redemption rights?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors.” You also should read and carefully consider the risk factors of FAST and FEI contained in the documents that are incorporated by reference herein.

Q:
What happens if I sell my FAST Shares before the Special Meeting?

A:
The record date for FAST Stockholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your FAST Shares before the record date, you will not be entitled to vote at the Special Meeting. If you transfer your FAST Shares after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting.

Q:
When is the Business Combination expected to be completed?

A:
Subject to the satisfaction or waiver of the closing conditions described in the section entitled “The

Merger Agreement — Conditions to Closing,” including the adoption of the Merger Agreement by the FAST Stockholders at the Special Meeting and receipt of certain regulatory approvals, the Business Combination is expected to close in the fourth quarter of 2021. However, it is possible that factors outside the control of both companies could result in the Business Combination being completed at a later time, or not being completed at all. There can be no assurance when or if the required regulatory approvals will be obtained. Further, following the stockholder vote to approve the Business Combination, there could be a delay for a period of time, which period may be significant, in receiving the required regulatory approvals. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the special meeting and payment of the redemption price.
Q:
Who will solicit and pay the cost of soliciting proxies?

A:
FAST has engaged a professional proxy solicitation firm, Morrow Sodali LLC (“Morrow”), to assist in soliciting proxies for the Special Meeting. FAST has agreed to pay Morrow a fee of $25,000, plus disbursements. FAST will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. FAST will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. FAST’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
What are the conditions to completion of the Business Combination?

A:
The Closing of the Business Combination is subject to certain conditions, including, among other things, (i) approval by the shareholders of FEI and FAST’s stockholders, (ii) certain approvals or other determinations from certain gaming regulatory authorities, as applicable, and the absence of a material adverse regulatory event with respect to FEI, (iii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iv) FAST having at least $5,000,001 of net tangible assets at the Closing, (v) the receipt by FEI of certain tax opinions regarding aspects of the Business Combination Restructuring, and (vi) the effectiveness of the Registration Statement (as defined in the Merger Agreement) and the listing of New FEI’s Class A common stock to be issued in the Business Combination on the New York Stock Exchange (the “NYSE”). Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. See the section entitled “The Business Combination Proposal.” The required approvals of FEI’s stockholders were obtained prior to the date of this proxy statement/prospectus. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001.

Q:
What should I do now?

A:
You should read this proxy statement/prospectus carefully in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or via the Internet as soon as possible so that your FAST Shares will be voted in accordance with your instructions.

Q:
What should I do if I receive more than one set of voting materials?

A:
Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your FAST Shares.

Q:
Whom do I call if I have questions about the Special Meeting or the Business Combination?

A:
If you have questions about the Special Meeting or the Business Combination, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:

Morrow Sodali LLC
470 West Avenue, Suite 3000
Stamford, CT 06902
Tel: (800) 662-5200
E-mail: FST.info@investor.morrowsodali.com

SUMMARY
This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which this documents refers to before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting. Each item in this summary includes a page reference directing you to a more complete description of that item.
Information About the Parties to the Business Combination
FAST Acquisition Corp.
109 Old Branchville Rd.
Ridgefield, CT 06877
201-956-1969
FAST is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
Fertitta Entertainment, Inc.
1510 West Loop South
Houston, TX 77027
713-850-1010
Fertitta Entertainment, Inc., a Texas corporation, is a holding company that owns all of the equity in Golden Nugget, LLC and Landry’s, LLC, approximately 31.494 million shares in GNOG, hotels, real estate, and other investments. The Business Combination will include all of FEI's holdings in GNOG and the majority of the assets and businesses that comprise Golden Nugget, LLC and Landry’s, LLC. Together, Golden Nugget, LLC and Landry’s, LLC represent a multinational, diversified gaming, restaurant, hospitality, and entertainment business based in Houston, Texas, encompassing:
•
the renowned Golden Nugget Hotel and Casino concept, with locations in Las Vegas and Laughlin, NV; Atlantic City, NJ; Biloxi, MS; and Lake Charles, LA;

•
GNOG, which is a leading online gaming company that is considered a market leader by its peers and was the first to bring Live Dealer and Live Casino Floor to the United States online gaming market and was the past recipient of 15 eGaming Review North America Awards, including the coveted “Operator of theYear” award in 2017, 2018, 2019 and 2020;

•
popular entertainment and hospitality destinations throughout the U.S., including Kemah Boardwalk and Galveston Island Historic Pleasure Pier;

•
the operation of more than 500 outlets, including over 400 high-end and casual dining establishments around the world, with well-known concepts such as Del Frisco’s, Landry’s Seafood House, Bubba Gump Shrimp Co., the Palm, Rainforest Cafe, Morton’s The Steakhouse, Mastro’s, The Oceanaire Seafood Room, McCormick & Schmick’s Seafood, Houlihan’s Chart House, Joe’s Crab Shack, and Saltgrass Steak House, and the popular New York BR Guest Restaurants such as Dos Caminos, Strip House and Bill’s Bar & Burger.

Immediately after the consummation of the Business Combination, FEI will complete the Restructuring (as defined herein), whereby a limited number of FEI subsidiaries, assets and businesses, representing eight restaurants and certain real estate holdings, that are not intended to be part of the Business Combination will be separated from FEI and distributed to Mr. Fertitta pursuant to the Separation Agreement (as defined herein) and the Split-Off Agreement (as defined herein).
On August 9, 2021, GNOG entered into the GNOG Merger Agreement with DraftKings, New DraftKings and the other parties thereto, pursuant to which New DraftKings agreed to acquire each of DraftKings and GNOG in concurrent mergers. At the closing of the GNOG Merger, New DraftKings will, among other things, acquire each issued and outstanding share of common stock of GNOG, including the shares of GNOG common stock owned by FEI, in exchange for 0.365 of a share of New DraftKings Class A common stock. If the GNOG Merger closes prior to the Closing, the Business Combination will include all of the shares of New DraftKings Class A common stock that FEI receives at closing of the GNOG Merger. If the transactions contemplated by the Business Combination and the GNOG Merger Agreement are consummated, FAST stockholders, indirectly through FEI entities, will have a minority voting interest in New DraftKings.
FAST Merger Corp.
FAST Merger Corp. is a wholly-owned subsidiary of FAST formed for the purpose of effecting the Business Combination and the TX Merger. FAST Merger Corp. was incorporated under the Texas Business Corporation Act on January 20, 2021. FAST Merger Corp. owns no material assets and does not operate any business.
Pursuant to the terms and subject to the conditions of the Merger Agreement, among other things, FAST will merge with and into FAST Merger Corp. with FAST Merger Corp. surviving the merger.
Merger Sub
Merger Sub is a wholly-owned subsidiary of FAST formed solely for the purpose of effecting the Business Combination. Merger Sub was incorporated under the Texas Business Corporation Act on January 20, 2021. Merger Sub owns no material assets and does not operate any business.
Pursuant to the terms and subject to the conditions of the Merger Agreement, among other things, Merger Sub will merge with and into FEI, with FEI surviving the merger.
LLC Merger Sub
LLC Sub is a wholly-owned subsidiary of FAST Merger Corp. formed solely for the purpose of effecting the Business Combination. LLC Sub was incorporated under the Texas Business Corporation Act on February 11, 2021. LLC Sub owns no material assets and does not operate any business.
Pursuant to the terms and subject to the conditions of the Merger Agreement, among other things, LLC Sub will merge with and into FEI, with LLC Sub surviving the merger.
The Merger Agreement
The terms and conditions of the Business Combination are contained in the Merger Agreement, which is attached to this document as Annex A and is incorporated by reference herein in its entirety. FAST encourages you to read the Merger Agreement carefully, as it is the legal document that governs the Business Combination. For more information on the Merger Agreement, see the section entitled “The Merger Agreement.”
Structure of the Business Combination
Pursuant to the Merger Agreement, (i) FAST will change its jurisdiction of incorporation to Texas by merging with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger and changing its name to “Fertitta Entertainment, Inc.” (referred to in this proxy statement/prospectus as “New FEI”), (ii) following the TX Merger, Merger Sub will merge with and into FEI, with FEI surviving the merger and (iii) lastly, FEI shall merge with and into LLC Sub, with LLC Sub surviving such merger as a direct, wholly owned subsidiary of FAST Merger Corp. Upon consummation of the foregoing transactions, FEI will be a wholly-owned subsidiary of New FEI (i.e., FAST Merger Corp.). In addition, in connection with the TX Merger, New FEI will amend and restate its charter to be the Proposed Charter and adopt the dual class structure and the unsuitability provisions, each as described in the section of this proxy statement/prospectus titled “Description of New FEI Securities.”
The following diagrams illustrate in simplified terms the current structure of FAST and FEI and the expected structure of New FEI and its operating subsidiaries upon the Closing, assuming no redemptions.

Simplified Pre-Combination Structure

FAST Sponsor, LLC
Public Stockholders
20%
80%
FAST Acquisition Corp.
100%
100%
100%
FAST Merger Corp.
FAST Merger Sub Inc.
Florida Merger Sub LLC

Simplified Post-Combination New FEI Structure

Public Stockholders
PIPE Investors (Excluding Tilman Fertitta)
FAST Sponsor, LLC
3.2% economic interest
0.4% voting interest
19.1% economic interest
2.4% voting interest
FEI Equityholders
0.5% economic interest
0.1% voting interest
77.2% economic interest
97.1% voting interest
(f/k/a FAST Merger Corp.)
100%
(f/k/a FAST Merger Sub Inc.)

Merger Consideration
Under the Merger Agreement, FAST has agreed to combine with FEI for aggregate consideration in the form of shares of New FEI Class B common stock valued at approximately $3.84 billion (subject to adjustment as described in the Merger Agreement) based on (1) proceeds available from the trust account, after giving effect to any and all redemptions, and (2) proceeds from the Private Placement. Such consideration will be paid to Mr. Fertitta, the sole stockholder of FEI, by the issuance of a number of shares of Class B common stock of New FEI, calculated based on the aggregate closing date transaction value, as determined pursuant to the Merger Agreement, and a $10 per share price of the Class B common stock of New FEI. The value of the aggregate consideration will change between now and the Closing based on (i) the difference between the net debt of FEI at the Closing and the current target net debt of $4.6 billion, (ii) the difference between the number of shares of GNOG common stock held by FEI at the Closing and the 31,494,175 shares of GNOG common stock held by FEI at the date of execution of the amendment to the Merger Agreement multiplied by the reference price of $13.00 per share and (iii) (x) the difference between the 60-day average closing stock price of a share of Golden Nugget Online Gaming, Inc. (“GNOG”) as of the day prior to the Closing and $13.00 multiplied by (y) 31,494,175 shares of GNOG common stock held as of the date of execution of the amendment to the Merger Agreement (subject to adjustment by reason of dividend, subdivision, reclassification, recapitalization, split, combination of exchange of shares, the issuance of shares to FEI or certain of its subsidiaries in connection with interest payments paid on any indebtedness of GNOG, or any other similar event between the date of the Merger Agreement and Closing). Based on FEI’s net debt as of September 30, 2021 of $3.9 billion, 31,657,545 shares of GNOG common stock held by FEI as of November 10, 2021 and the GNOG share price of $18.88, the 60-day average as of November 10, 2021, 472.7 million shares of New FEI Class B common stock would be issued to Mr. Fertitta as of the Closing Date, representing an aggregate value of approximately $4.73 billion. A sensitivity analysis on the consideration transferred has been performed to assess the effect that a hypothetical 10% change in the GNOG stock trading price would have on the merger consideration. A 10% change in GNOG’s common stock trading price would cause a corresponding increase/decrease to total consideration of approximately $59.8 million, in each of the no redemption and maximum redemption scenarios described herein.
Not less than four business days prior to the Closing, FEI must deliver to FAST written notice setting forth FEI’s good faith calculation of the transaction value and the number of shares of New FEI Class B common stock to be issued to Mr. Fertitta at Closing. FAST will have two business days following delivery of such calculations to provide any reasonable comments and questions with respect to such calculations, which FEI will consider and respond to in good faith. FEI will subsequently deliver a written notice setting forth the final calculation of the number of New FEI Class B common stock to be issued to Mr. Fertitta at Closing on or before the Closing, which notice will, absent manifest error, be binding on all parties to the Merger Agreement and will be used by New FEI for purposes of issuing the merger consideration to Mr. Fertitta.
The Private Placement
The Company entered into subscription agreements (the “Subscription Agreements”), each dated as of February 1, 2021, with certain Investors, pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the Closing of the Business Combination, an aggregate of 124,000,000 shares of Class A common stock for $10.00 per share to the PIPE Investors, including Jefferies (with respect to 2,500,000 shares of Class A common stock) and Tilman Fertitta (with respect to 5,606,656 shares of Class A common stock). Subsequent to such date, Jefferies entered into agreements to assume the obligation to purchase an additional 6,820,000 shares from certain PIPE Investors. None of the Sponsor or any of the FAST’s officers, directors or affiliates are participating in the PIPE. The Private Placement is expected to close immediately prior to the Closing. In connection with the Closing, pursuant to the Merger Agreement, all of the issued and outstanding shares of FAST Class A common stock, including the shares of FAST Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New FEI Class A common stock. For more information regarding the Private Placement, see the section entitled “The Business Combination Proposal — The Private Placement.”
There are no material differences between the shares of FAST Class A common stock to be issued in the Private Placement and the terms of the securities issued at the time of FAST’s IPO, except that purchases of units in FAST’s IPO received one share of FAST Class A common stock and one-half of one Public Warrant for $10.00 per unit, whereas the PIPE Investors will only receive one share of FAST Class A common stock for $10.00 per share.

Special Meeting of FAST Stockholders and the Proposals
The special meeting will be held via live webcast at 9:00 a.m. Eastern Time, on December 14, 2021, in virtual format. Stockholders may attend, vote and examine the list of FAST Stockholders entitled to vote at the Special Meeting by visiting https://www.cstproxy.com/fastacq/2021 and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the Special Meeting is to consider and vote on the Business Combination Proposal, the Reincorporation Proposal, the Charter Proposals, the Advisory Charter Proposals (on an advisory basis), the Stock Issuance Proposal, the Director Election Proposal, Incentive Award Plan Proposal and the Adjournment Proposal.
Approval of the condition precedent proposals is a condition to the obligation of FAST to complete the Business Combination.
Only holders of record of issued and outstanding FAST Shares as of the close of business on October 29, 2021, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each share of FAST common stock that you owned as of the close of business on that record date.
A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding FAST Shares as of the record date present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes will have no effect on the outcome of the proposal.
Approval of the Reincorporation Proposal requires the affirmative vote of a majority of the outstanding FAST Shares entitled to vote thereon, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” such proposal.
Approval of the Charter Approval Proposal requires the affirmative vote of a majority of the outstanding FAST Shares entitled to vote thereon, voting together as a class. Approval of Charter Proposal A will be subject to the affirmative vote of the holders of a majority of the outstanding shares of FAST Class A Common Stock, voting as a single class. Approval of Charter Proposal B will be subject to the affirmative vote of the holders of a majority of the outstanding shares of FAST Class B Common Stock, voting as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” each of these proposals.
Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy and entitled to vote at the Special Meeting. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the Incentive Award Plan Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
The election of directors is decided by a plurality of the votes cast by the stockholders present in person (which would include presence at the virtual special meeting) or represented by proxy at the special meeting and entitled to vote on the election of directors. This means that each of the director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Recommendation of FAST’s Board of Directors
The FAST Board has unanimously determined that the Business Combination is in the best interests of, and advisable to, the FAST Stockholders and recommends that the FAST Stockholders adopt the Merger Agreement and thereby approve the Business Combination. The FAST Board made its determination after consultation with its legal and financial advisors and consideration of a number of factors.
The FAST Board unanimously recommends that such FAST Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Reincorporation Proposal, “FOR” the approval of the Charter Proposals, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” each director nominee and “FOR” the approval of the Adjournment Proposal.
For more information about the FAST Board’s recommendation and the proposals, see the sections entitled “The Special Meeting — Vote Required and FAST Board Recommendation” and “The Business Combination Proposal — FAST’s Board of Directors’ Reasons for Approval of the Business Combination.”
FAST’s Board of Directors’ Reasons for Approval of the Business Combination
FAST was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. FAST sought to do this by utilizing the networks and industry experience of its management team to identify, acquire and operate one or more businesses in the North American restaurant, hospitality, and related sectors. FAST’s board of directors considered and evaluated several factors in evaluating and negotiating the Business Combination and the Merger Agreement. For additional information relating to FAST’s board of directors’ evaluation of the Business Combination and the factors it considered in connection therewith, please see the section entitled “The Business Combination Proposal — FAST’s Board of Directors’ Reasons for Approval of the Business Combination.” In considering the recommendation of our board of directors in favor of approval of the Business Combination Proposal, you should note that our directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a FAST Stockholder. See the sections entitled “Risk Factors” and “The Business Combination Proposal  — Interests of FAST’s Directors and Officers in the Business Combination” and “The Business Combination Proposal — Interests of FEI’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.
Regulatory Approvals
HSR Filing
Each party to the Merger Agreement agreed to make its respective filings under the HSR Act within ten business days of the execution of the Merger Agreement and, as promptly as practicable, to make any other filings required or advisable under any competition laws with respect to the transactions contemplated by the Merger Agreement and to supply the appropriate governmental authorities any additional information and documentary material that may be requested pursuant to the HSR Act and such other laws as promptly as practicable. FAST and FEI filed the requisite notification and report forms with the U.S. Federal Trade Commission and Antitrust Division in February 2021 and received notice of the early termination of the waiting period under the HSR Act in March, 2021. Following entry into Amendment No.1 to the Merger Agreement, in July 2021, the parties filed additional notification and report forms with the U.S. Federal Trade Commission and Antitrust Division.

Gaming Regulatory Approvals
Each party to the Merger Agreement agreed to promptly obtain all gaming approvals that are necessary to close the Business Combination. Gaming approvals will be required in Illinois, Louisiana, Michigan, Mississippi, New Jersey, Nevada, Pennsylvania, Virginia and West Virginia, including but not limited to, approval of change in corporate structure of FEI, including approval of FEI as a qualified holding company and any necessary findings of suitability by the gaming regulatory authorities.
The parties have begun the process of making submissions to the applicable gaming regulatory authorities and are continuing to take actions to obtain the required gaming regulatory approvals prior to the Closing as needed to satisfy the gaming regulatory conditions to Closing, including the condition regarding the absence of any material adverse regulatory event with respect to FEI.
Liquor Licenses
Each party to the Merger Agreement agreed to use its reasonable best efforts to take such actions in connection with filings with any governmental authority or third party with respect to any liquor licenses or obtaining the necessary consents and approvals pertaining to the transfer and/or issuance of liquor licenses in connection with the liquor businesses or operations of the liquor facilities of FEI and its subsidiaries. The parties have begun the process of making the applicable filings and obtaining the applicable liquor approvals (as is necessary) in connection with the Closing of the Business Combination.
There can be no assurance when or if the required regulatory approvals will be obtained. Further, following the stockholder vote to approve the Business Combination, there could be a delay for a period of time, which period may be significant, in receiving the required regulatory approvals. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the special meeting and payment of the redemption price.
Conditions to Closing
The Closing of the Business Combination is subject to certain conditions, including, among other things, (i) approval by the shareholders of FEI and FAST’s stockholders, (ii) certain approvals or other determinations from certain gaming regulatory authorities, as applicable, and the absence of a material adverse regulatory event with respect to FEI, (iii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iv) FAST having at least $5,000,001 of net tangible assets at the Closing, (v) the receipt by FEI of certain tax opinions regarding aspects of the Business Combination and the Restructuring, and (vi) the effectiveness of the Registration Statement (as defined in the Merger Agreement) and the listing of New FEI’s Class A common stock to be issued in the Business Combination on the New York Stock Exchange (the “NYSE”). In connection with the execution of the Merger Agreement, Mr. Fertitta has delivered a written consent approving the Merger Agreement and Business Combination.
Termination
The Merger Agreement may be terminated at any time prior to the Closing:
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by FAST Merger Corp. or FEI, if the Closing shall not have occurred by December 1, 2021 (the “Termination Date”); provided that the party exercising this right is not the primary cause of the failure of the Closing to occur on such date;

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by FAST Merger Corp. or FEI in the event that any governmental authority issues a non-appealable governmental order that permanently enjoins the consummation of the TX Merger, the Merger and the Spin-Off; provided that this termination right is not available to any party if such party is the primary reason for the issuance of such governmental order;

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by either party if the stockholders of FAST do not receive the requisite approvals at the special meeting for the Proposals;

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by FEI, if FAST, FAST Merger Corp. and Merger Sub have breached or failed to perform any of their representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of certain conditions to the Closing to be satisfied and (ii) is incapable of being cured or is not cured by such party by the earlier of  (x) 30 days following receipt of written notice from FEI of such breach or failure to perform and (y) the Termination Date;
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by FAST, if FEI has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of certain conditions to the Closing to be satisfied and (ii) is incapable of being cured or is not cured by such party by the earlier of  (x) 30 days following receipt of written notice from FAST of such breach or failure to perform and (y) the Termination Date; or

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by the written consent of the parties.

Redemption Rights
Pursuant to FAST’s Current Charter, a public stockholder may request that FAST redeem all or a portion of their public shares (which would become shares of New FEI Class A common stock upon the consummation of the Merger) for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:
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(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

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prior to 5:00 p.m., New York City time, on December 10, 2021, (a) submit a written request to the transfer agent that FAST redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct them to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its public shares to Continental, FAST’s transfer agent, FAST will redeem such public shares upon the Closing for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See the section entitled “The Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
Holders of our warrants will not have redemption rights with respect to the warrants. This means that to the extent that FAST’s public stockholders redeem their shares of FAST Class A common stock in connection with the Business Combination, their warrants will remain issued and outstanding notwithstanding the redemption of their FAST Class A common stock. Based on the closing price of the public warrants on the NYSE on November 17, 2021 of $6.15 per warrant, the warrants held by FAST’s public stockholders were valued at approximately $61.5 million in the aggregate.

No Delaware Appraisal Rights
Pursuant to Section 262(b)(2) of the DGCL, FAST Stockholders are not entitled to exercise dissenters’, appraisal, cash exit or similar rights in connection with the Business Combination. For more information, see the section entitled “No Delaware Appraisal Rights.”
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. FAST has engaged Morrow to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Special Meeting — Revoking Your Proxy.”
Interests of FAST’s Directors and Officers in the Business Combination
When you consider the recommendation of FAST’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that FAST’s initial stockholders, including its directors and officers, have interests in such proposal that are different from, or in addition to those of FAST Stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
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If we are unable to complete our initial business combination by August 25, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law.

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Our initial stockholders purchased the founder shares prior to our IPO for an aggregate purchase price of $25,000. Upon the Closing, such founder shares will be exchanged for 5,000,000 shares of New FEI Class A common stock, 2,000,000 of which will be forfeited in accordance with the terms of the Sponsor Agreement. Such securities, if unrestricted and freely tradable would be valued at approximately $36.3 million, based on the closing price of $12.10 per share of our Class A common stock on the NYSE on November 17, 2021. As a result of the nominal price of $0.004 per share paid by the Sponsor compared to the recent market price of the FAST Class A common stock, the Sponsor and its affiliates are likely to earn a positive rate of return on their investments in the founder shares even if other holders of FAST Class A common stock experience a negative rate of return on their investments in the Class A common stock.

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Simultaneously with the closing of our IPO, we consummated the sale of 6,000,000 private placement warrants at a price of $1.00 per warrant in a private placement to our initial stockholders. The warrants are each exercisable commencing 30 days following the Closing for one share of FAST Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by August 25, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our initial stockholders will be worthless. The warrants held by our initial stockholders had an aggregate market value of approximately $36.9 million based upon the closing price of $6.15 per warrant on the NYSE on November 17, 2021. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by August 25, 2022.

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Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by August 25, 2022. Certain of them may continue to serve as officers and/or directors of New FEI after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New FEI board of directors determines to pay to its directors and/or officers.

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Our initial stockholders and our officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if FAST fails to complete a business combination by August 25, 2022.

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In light of the foregoing, our initial stockholders will receive material benefits from the completion of the Business Combination and may be incentivized to complete the Business Combination rather than liquidate even if (i) FEI is a less favorable target company or (ii) the terms of the Business Combination are less favorable to stockholders.

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In order to protect the amounts held in the trust account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the trust account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of FAST’s IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

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Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to FAST and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay the working capital loans, but no proceeds held in the trust account would be used to repay the working capital loans.

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Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

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Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by FAST from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

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Following the closing of the Business Combination and assuming that all warrants to purchase New FEI common stock have been exercised, the Sponsor is expected to own approximately 1.4% of the outstanding shares of New FEI common stock (assuming both no redemptions and maximum redemptions).

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding FAST or its securities, the initial stockholders, FEI and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire FAST Shares or vote their FAST Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) FAST satisfies the Minimum Proceeds Condition. Any such purchases of public shares and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the initial stockholders for nominal value.
Entering into any such arrangements may have a depressive effect on FAST Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.
The existence of financial and personal interests of the FAST directors and officers may result in a conflict of interest on the part of one or more of them between what he may believe is best for FAST and what he may believe is best for him in determining whether or not to grant a waiver in a specific situation. See the sections entitled “Risk Factors” and “The Business Combination Proposal — Interests of FAST’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.
Interests of FEI’s Directors and Executive Officers in the Business Combination
When you consider the recommendation of FAST’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that FEI’s directors and officers have interests in such proposal that are different from, or in addition to those of FAST Stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
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Certain of FEI’s directors and executive officers will serve as officers of New FEI following the consummation of the Business Combination. As such, in the future they will receive any cash or equity-based compensation that the New FEI board determines to pay to such officers. For additional information, see the section entitled “Directors and Executive Officers of New FEI After the Business Combination.”

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Under the terms of the Merger Agreement, from and after the consummation of the Business Combination, New FEI will indemnify certain persons, including FEI’s directors and executive officers.

Stock Exchange Listing
We expect the shares of New FEI Class A common stock and public warrants to trade on the NYSE under the symbols “FTE” and “FTE WS,” respectively, following the Closing.
Sources and Uses of Funds
The following table summarizes the sources and uses for funding the transactions contemplated by the Merger Agreement. Where actual amounts are not known or knowable, the figures below represent FAST’s good faith estimate of such amounts assuming a Closing as of November 1, 2021.
($ in millions)
Sources		Uses
FEI Projected Net Debt(1)	$4,600	Acquisition of FEI	$8,442
Equity Issued to Mr. Fertitta(2)	3,842	Paydown of FEI Debt1	1,240
PIPE Proceeds	1,240	Incremental Cash to Balance Sheet	120
Cash Held in Trust(3)	200	Transaction Fees	80
Expected Equity Consideration for Catch Hospitality	190	Expected Purchase of Catch Hospitality	190
Total Sources	$10,072	Total Uses	$10,072

(1)
Represents the projected Net Debt at Closing for FEI.

(2)
Will be issued Class B common stock of New FEI, each share of which is entitled to 10 votes on all matters submitted to a vote of our stockholders. The outstanding shares of Class B common stock of New FEI will be subject to a “sunset” provision if Mr. Fertitta and other permitted holders of Class B common stock collectively cease to beneficially own at least 20% of the number of shares of Class B common stock of New FEI collectively held by Mr. Fertitta and other permitted transferees as of the effective date of the Business Combination.

(3)
Assumes no redemptions of public shares by FAST shareholders.

Material U.S. Tax Consequences of the TX Merger and Exercise of Redemption Rights
For the U.S. federal income tax considerations of the TX Merger and the exercise of redemption rights, please see “Material U.S. Federal Income Tax Considerations.” The tax consequences of the foregoing to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, please consult your tax advisor to determine the tax consequences to you of the TX Merger or an exercise of redemption rights.
Accounting Treatment of the Business Combination
The Business Combination will be accounted for as a reverse capitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of FEI issuing stock for the net assets of the Company, accompanied by a recapitalization. The net assets of the Company will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of FEI.
FEI has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under the no and maximum redemptions scenarios:
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Mr. Fertitta, the current owner of 100% of FEI, is expected to have a 77.2% economic interest and a 97.1% voting interest in New FEI at Closing (assuming no redemptions) and a 77.4% economic interest and a 97.1% voting interest in New FEI at Closing (assuming maximum redemptions), which will provide him with control of New FEI, including the ability to control any action requiring the general approval of FEI’s stockholders;

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FEI executives will hold C-suite management roles for New FEI;

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the combined company will assume a new name;

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the combined company intends to apply to list the shares of New FEI Class A common stock and public warrants on the NYSE under the ticker symbols “FTE” and “FTE WS,” respectively; and

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the intended strategy of the combined company will continue FEI’s current strategy.

Comparison of Stockholders’ Rights
The rights of FAST Stockholders are governed by Delaware law and by the Current Charter and FAST’s amended and restated bylaws (the “Current Bylaws” and, together with the Current Charter, the “Existing Organizational Documents”). Upon consummation of the Business Combination, FAST Stockholders will become holders of common stock of New FEI, and their rights will be governed by Texas law and the Proposed Charter and New FEI’s amended and restated bylaws (“New FEI Bylaws”). FAST Stockholders will have different rights once they become holders of New FEI common stock due to differences between the Existing Organizational Documents and Delaware law, on the one hand, and the New FEI governing documents and Texas law, on the other hand. These differences are described in more detail under the section entitled “Comparison of Shareholders’ Rights.”
Stockholders Agreement
In connection with FAST’s entrance into the Merger Agreement, it also entered into the Stockholders Agreement with Mr. Fertitta, FAST Merger Corp. and Sponsor, pursuant to which, among other things, the parties thereto agreed that the board of directors of New FEI will initially be comprised of up to eight (8) members, who may be designated as follows:
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prior to the Sunset Date (as defined below), the Sponsor will be entitled to designate Mr. Remm to the board as a director and Mr. Fertitta will be entitled to designate the remaining directors, one of whom shall be the Chief Executive Officer of New FEI; and

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from and after the Sunset Date, Mr. Fertitta will be entitled to designate all of the directors, one of whom shall be the Chief Executive Officer of New FEI.

The “Sunset Date” means the earliest of the following (a) one year after the completion of the Merger, (b) the date on which the last sale price of Class A Common Stock of New FEI equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for the 20th trading day within a 30-trading day period commencing at least 150 days after the Merger and (c) the date following the Merger on which New FEI completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New FEI’s stockholders having the right to exchange their shares of Class A common stock of New FEI for cash, securities or other property.
Summary of Risk Factors
In evaluating the transaction and the proposals to be considered and voted on at the special meeting, you should carefully review and consider the risk factors set forth under the section entitled “Risk Factors.” The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of the Company and FEI to complete the transaction, and (ii) the business, cash flows, financial condition and results of operations of New FEI following consummation of the transaction.
These risk factors include, but are not limited to, the following:
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General economic factors may adversely affect disposable consumer income and consumer confidence and our results of operations as a result.

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We rely heavily on information technology, and any material failure, weakness or interruption could prevent us from effectively operating our business. Our information technology systems are subject to cyber security risk including misappropriation of customer information or other breaches of information security. System failure, information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business.

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If we are unable to protect our intellectual property rights, it could reduce our ability to capitalize on our brand names, which could have an adverse effect on our business and results of operations.

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If we engage in acquisitions or significant investments in new businesses, we will incur a variety of risks, any of which may adversely affect our business and the anticipated benefits of acquisitions.

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We use significant amounts of electricity, natural gas and other forms of energy, and energy price increases may adversely affect our results of operations.

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Increased advertising and marketing costs could adversely affect our results of operations.

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The loss of Mr. Fertitta, the Chairman, President and Chief Executive Officer of the combined company following the consummation of the Business Combination, could have a material adverse effect on our business and development.

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We may incur costs resulting from past, and we and GNOG may incur costs and adverse revenue consequences for future, breaches of security related to confidential guest and/or employee information.

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Our obligation to fund multi-employer health and welfare plans and defined benefit pension plans may have an adverse impact on us.

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Labor shortages or increases in labor costs could slow our growth or harm our business.

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The COVID-19 pandemic has had a material adverse effect on our business, financial condition, results of operations and cash flows, and may continue to do so for an extended period of time and may worsen, and future outbreaks, epidemics and pandemics, whether or not related to COVID-19, could impact our ability to operate and may have a material adverse effect on our business, financial condition, results of operations and cash flows in the future.

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If we are unable to anticipate and react to changes in food and other costs, or obtain a seafood, beef, and other food supply in sufficient quality and quantity, our results of operations could be materially adversely affected.

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The restaurant and hospitality industries are particularly affected by trends and fluctuations in demand and are highly competitive. If we are unable to successfully surmount these challenges, our business and results of operations could be materially adversely affected.

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Because many of our restaurants are concentrated in certain geographic areas, our results of operations could be materially adversely affected by regional events.

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A lack of availability of suitable locations for new restaurants or a decline in the quality of the locations of our current restaurants may adversely affect our revenues and results of operations.

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Changing discretionary spending patterns and general economic conditions could reduce our guest traffic and/ or average revenue per guest at our restaurants, which would have an adverse effect on our revenues.

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The cost of compliance with the significant governmental regulation to which we are subject or our failure to comply with such regulation could materially adversely affect our results of operations.

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Our business is subject to seasonal fluctuations, and, as a result, our results of operations for any given quarter may not be indicative of the results that may be achieved for the full fiscal year.

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Our international operations subject us to certain external business risks that do not apply to our domestic operations.

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Health concerns relating to the consumption of seafood, beef and other food products could affect consumer preferences and could negatively impact our results of operations.

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We face significant competition from other gaming operations, including Native American gaming facilities, which could have a material adverse effect on our future operations.

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Competition from gaming operations in states bordering the states in which we operate, or from other localities in the states where we operate, may impact the financial results of our gaming operations.

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We are subject to extensive regulation from gaming and other regulatory authorities that could adversely affect us.

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A change in Louisiana law allowing for additional riverboat gaming licenses could increase competition in the Lake Charles gaming market.

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Our business may be adversely affected by legislation prohibiting tobacco smoking.

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Atlantic City property tax valuations and market declines have created stress on the City of Atlantic City’s ability to manage its finances and have created uncertainty about Atlantic City’s fiscal solvency.

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We may experience construction delays and cost overruns in connection with or during expansion or development projects that could adversely affect our operations.

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There are significant risks associated with major construction projects that may prevent completion on time and within our estimated budget.

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Inclement weather and other conditions could seriously disrupt our business and have a material, adverse effect on our financial condition and results of operations.

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The Golden Nugget Laughlin is subject to risks of flooding.

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Golden Nugget Lake Charles, Golden Nugget Biloxi and Golden Nugget Atlantic City are vulnerable to hurricanes and tropical storms.

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Work stoppages, organizing drives and other labor problems could negatively impact our future profits.

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Our officers, directors and key employees are required to be licensed or found suitable by gaming authorities and the loss of, or inability to obtain, any licenses or findings of suitability may have a material adverse effect on us.

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Theoretical win rates for our casino operations depend on a variety of factors, some beyond our control.

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We face the risk of fraud or cheating by patrons.

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Revocation of any of our gaming or liquor licenses, all of which are subject to extensive regulation, could have a material adverse effect on our gaming operations.

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Competition within the gaming industry is intense and GNOG’s existing and potential users may be attracted to GNOG’s competitors’ offerings as well as competing forms of entertainment such as television, movies, sporting events, and other online/digital experiences. If GNOG’s offerings do not continue to be popular, GNOG’s business could be harmed.

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GNOG may experience fluctuations in its operating results, which make its future results difficult to predict and may cause its operating results to fall below expectations.

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GNOG relies on information technology and other systems and platforms, and any failures, errors, defects or disruptions in such systems or platforms could diminish its brand and reputation, subject GNOG to liability, disrupt its business, affect its ability to scale its technical infrastructure and adversely affect its operating results and growth prospects. GNOG’s online gaming offerings, software applications and systems, and the third-party platforms upon which they are made available could contain undetected errors.

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GNOG relies on third-party providers to validate the identity and location of GNOG’s users, and if such providers fail to accurately confirm user information or GNOG does not maintain business relationships with them, GNOG’s business, financial condition and results of operations could be adversely affected.

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Transformation into a public company may increase our costs and disrupt the regular operations of our business.

Emerging Growth Company
Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of the FAST’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of FAST’s IPO, (b) in which we have total annual revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act. FEI had total revenue for the year ended December 31, 2020 of approximately $2.3 billion. As a result, we do not expect the combined company to qualify as an emerging growth company after the last day of the fiscal year in which the Business Combination is consummated.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION
FAST
Market Price and Ticker Symbol
FAST units, Class A common stock and public warrants are currently listed on the New York Stock Exchange under the symbols “FST.U,” “FST,” and “FST WS,” respectively.
The closing price of the units, Class A common stock and public warrants on January 29, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $11.40, $10.58 and $1.67, respectively. As of October 29, 2021, the record date for the Special Meeting, the closing price for each unit, Class A common stock and public warrant was $16.02, $13.03, and $6.20, respectively.
Holders
As of October 29, 2021, the record date for the Special Meeting, there were one holder of record of our units, one holder of record of our Class A common stock, one holder of record of our Class B common stock and one holder of record of our public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Class A common stock and warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
FAST has not paid any cash dividends on FAST Shares to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New FEI revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New FEI’s board of directors at such time.
FEI
There is no public market for shares of FEI’s common stock.

RISK FACTORS
FAST Stockholders should carefully consider the following factors, in addition to those factors discussed elsewhere in this proxy statement/prospectus, before voting at the Special Meeting.
Risks Related to FEI’s Business
General economic factors may adversely affect disposable consumer income and consumer confidence and FEI’s results of operations as a result.
FEI’s business is particularly sensitive to reductions in discretionary consumer and corporate spending as a result of global economic conditions. National, regional and local economic conditions, such as recessionary economic cycles, a worsening economy and any increases in energy and fuel prices, could adversely affect disposable consumer income and consumer confidence. When gasoline, natural gas, electricity and other energy costs increase, and credit card, home mortgage and other borrowing costs increase, FEI’s guests may have lower disposable income and reduce the frequency with which they visit FEI’s properties. Even an uncertain economic outlook may adversely affect consumer spending in FEI’s gaming, restaurant and hospitality operations, as consumers spend less in anticipation of a potential prolonged economic downturn. Unfavorable changes in these factors or in other business and economic conditions affecting FEI’s customers, including in connection with the COVID-19 pandemic, could reduce customer traffic in some or all of FEI’s facilities, impose practical limits on FEI’s pricing and increase FEI’s costs. Any of these factors could lower FEI’s profit margins and have a material adverse effect on FEI’s results of operations.
The impact of inflation on food, beverages, labor, utilities and other aspects of FEI’s business can negatively affect FEI’s results of operations. FEI may not be able to offset inflation through price increases, cost controls and incremental improvement in operating margins, which could negatively affect FEI’s results of operations. FEI is unable to predict the frequency, length or severity of adverse economic circumstances.
FEI relies heavily on information technology, and any material failure, weakness or interruption could prevent FEI from effectively operating FEI’s business. FEI’s information technology systems are subject to cyber security risk including misappropriation of customer information or other breaches of information security. System failure, information leakage and the cost of maintaining sufficient cybersecurity could adversely affect FEI’s business.
FEI relies heavily on information systems, including point of sale processing in FEI’s restaurants for payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. FEI’s ability to efficiently and effectively manage FEI’s business depends significantly on the reliability and capacity of these systems.
The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms could result in delays in guest service and reduce efficiency in FEI’s operations. Remediation of such problems could result in significant, unplanned capital investments. FEI also maintains important internal company data such as personally identifiable information about FEI’s employees and information relating to FEI’s operations. The regulatory framework for the privacy and data security of customer and user information and employee information is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies, and industry associations, have adopted or are considering adopting laws, rules, regulations and standards regarding the collection, use, disclosure and security of personal information. In the United States, these include rules and regulations promulgated under the authority of the federal and state labor and employment laws, state data breach notification laws, state data security laws and state privacy laws. FEI’s or GNOG’s failure to comply with data security and privacy laws, rules, regulations and standards could result in regulatory scrutiny and increased exposure to the risk of litigation, contractual liability, or the imposition of consent orders or civil and criminal fines, penalties and assessments which could have an adverse effect on FEI’s or GNOG’s results of operations or financial condition. Moreover, allegations of non-compliance with privacy regulations, whether or not true, could be costly, time consuming, distracting to management, and cause reputational harm.

The systems and processes FEI has implemented to protect customers, employees and company information are subject to the ever-changing risk of compromised security. These risks include cyber and physical security breaches, system failure, computer viruses, and negligent or intentional misuse by customers, company employees, or employees of third-party vendors. The steps FEI takes to deter and mitigate these risks may not be successful and FEI’s insurance coverage for protecting against cybersecurity risks may not be sufficient. FEI’s third-party information system service providers face risks relating to cybersecurity similar to FEI’s, and FEI does not directly control any of such parties’ information security operations.
Despite the security measures FEI currently has in place, FEI’s facilities and systems and those of FEI’s third-party service providers may be vulnerable to security breaches, acts of vandalism, phishing attacks, computer viruses, misplaced or lost data, programming or human errors and other events. Cyber-attacks are becoming increasingly more difficult to anticipate and prevent due to their rapidly evolving nature and, as a result, the technology FEI uses to protect FEI’s systems from being breached or compromised could become outdated due to advances in computer capabilities or other technological developments. Any perceived or actual electronic or physical security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, including penetration of FEI’s network security, whether by FEI or by a third party, could disrupt FEI’s business, damage FEI’s reputation and FEI’s relationships with FEI’s customers or employees, expose FEI to risks of litigation, significant fines and penalties and liability, result in the deterioration of FEI’s customers’ and employees’ confidence in FEI, and adversely affect FEI’s business, results of operations and financial condition. Since FEI does not control third-party service providers and cannot guarantee that no electronic or physical computer break-ins and security breaches will occur in the future, any perceived or actual unauthorized disclosure of personally identifiable information regarding FEI’s employees, customers or website visitors could harm FEI’s reputation and credibility and reduce FEI’s ability to attract and retain employees and customers. As these threats develop and grow, FEI may find it necessary to make significant further investments to protect data and FEI’s infrastructure, including the implementation of new computer systems or upgrades to existing systems, deployment of additional personnel and protection-related technologies, engagement of third-party consultants, and training of employees. The occurrence of any of the cyber incidents described above could have a material adverse effect on FEI’s business, results of operations and cash flows.
FEI’s insurance may not provide adequate levels of coverage against claims. In addition, FEI’s insurance costs may increase and FEI may not be able to obtain the same insurance coverage in the future.
FEI maintains insurance that FEI believes is customary for FEI’s businesses’ size and type. However, there are types of losses FEI may incur that cannot be insured against or that FEI believes are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to FEI may not be made on a timely basis. Such losses could adversely affect FEI’s business prospects, results of operations, cash flows and financial condition.
While FEI maintains property and business interruption insurance, FEI carries large deductibles and FEI’s coverage may be subject to sublimits, and there can be no assurance that if a severe hurricane or other natural or man-made disasters should affect FEI’s geographical areas of operations, FEI would be able to maintain FEI’s current level of operations or profitability, or that property and business interruption insurance would adequately reimburse FEI for FEI’s losses.
Moreover, in response to continued high insurance costs for FEI’s property and casualty coverage due to FEI’s large concentration of coastal properties, FEI significantly reduced FEI’s aggregate insurance policy limits and purchased individual windstorm policies for the majority of FEI’s operating units located along the Texas Gulf Coast. There is no assurance that FEI will have adequate insurance coverage to recover losses that may result from a catastrophic event. Additionally, the cost of coverage may in the future become so high that FEI may be unable to obtain the insurance policies FEI deems necessary for the operation of FEI’s projects on commercially practicable terms, or at all, or FEI may need to reduce FEI’s policy limits or agree to certain exclusions from FEI’s coverage. FEI cannot predict whether FEI will continue to be able to obtain insurance for hurricane-related damages or, if obtainable and carried, whether this insurance will be adequate to cover FEI’s liabilities

If FEI is unable to protect FEI’s intellectual property rights, it could reduce FEI’s ability to capitalize on FEI’s brand names, which could have an adverse effect on FEI’s business and results of operations.
Many of FEI’s brands are registered as federal service marks on the Principal Register of the USPTO. FEI also licenses the name Bubba Gump from Paramount Licensing, Inc. There is no assurance that any of FEI’s rights in any of FEI’s intellectual property will be enforceable, even if registered, against any prior users of similar intellectual property or against any of FEI’s competitors who seek to utilize similar intellectual property in areas where FEI operates or intend to conduct operations. The failure to enforce or the unenforceability of any of FEI’s intellectual property rights could have the effect of reducing FEI’s ability to capitalize on FEI’s efforts to establish brand equity.
FEI faces the risk of adverse publicity and litigation, the cost or adverse results of which could have a material adverse effect on FEI’s business and results of operations.
FEI may from time to time be the subject of complaints or litigation from customers alleging illness, injury or other food quality, health or operational concerns. Publicity resulting from these allegations may materially adversely affect FEI, regardless of whether the allegations are valid or whether FEI is liable. Negative publicity may also result from actual or alleged violations of “dram shop” laws, which generally provide an injured party with recourse against an establishment that serves alcoholic beverages to an intoxicated party who then causes injury to himself or to a third party. In addition, employee claims against FEI based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may divert FEI’s financial and management resources that would otherwise be used to benefit the future performance of FEI’s operations. A significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect FEI’s business, prospects, financial condition, operating results and cash flows. Unfavorable publicity resulting from these claims relating to a limited number of FEI’s restaurants or only relating to a single restaurant could adversely affect the public perception of all FEI’s restaurants within that particular brand. Adverse publicity and its effect on overall consumer perceptions of food safety, or FEI’s failure to respond effectively to adverse publicity, could have a material adverse effect on FEI’s financial condition.
In connection with certain of FEI’s discontinued operations, FEI remains the guarantor or assignor under a number of leased locations. In the event of future defaults under any of such leased locations FEI may be responsible for significant damages to landlords which may materially affect FEI’s financial condition, operating results and cash flows.
If FEI engages in acquisitions or significant investments in new businesses, FEI will incur a variety of risks, any of which may adversely affect FEI’s business and the anticipated benefits of acquisitions.
FEI continually evaluates potential acquisitions and consider acquisitions an important part of FEI’s future growth strategy. FEI has made in the past, and may make in the future, acquisitions of, or significant investments in, businesses including, but not limited to, the acquisition of large public and private restaurant and casino operations.
Any acquisition or investment will be accompanied by the risks commonly encountered in acquisitions of businesses, which may include: failure to achieve the financial and strategic goals for the acquired and combined business; overpayment for the acquired companies or assets; difficulty assimilating the operations and personnel of the acquired businesses; product liability and other exposure associated with acquired businesses or the sale of their products; disruption of FEI’s ongoing business; unanticipated liabilities, legal risks and costs; retention of key personnel; distraction of management from FEI’s ongoing business; and impairment of relationships with employees and customers as a result of integration of new management personnel. These risks could harm FEI’s business, financial condition or results of operations, particularly if they occur in the context of a significant acquisition. In addition, multiple acquisitions in a relatively short time period may negatively affect the synergies and economic benefits anticipated by a particular acquisition.
Additionally, acquisitions of businesses having a significant presence outside the U.S. increase FEI’s exposure to the risks of conducting operations in international markets.
Typically, these integration activities are complex and time-consuming and FEI may encounter unexpected difficulties or incur unexpected costs, including diversion of management attention from ongoing business concerns to integration matters. FEI may not realize the anticipated net reductions in costs and expenses and other benefits and synergies of FEI’s acquisitions to the extent, or in the time frame anticipated. Anticipated net reductions in costs and expenses are uncertain, and are based on assumptions and preliminary information, which may prove to be inaccurate.
FEI’s level of indebtedness could adversely affect its ability to raise additional capital to fund its operations, limit its ability to react to changes in the economy or its industry and prevent FEI from meeting its obligations under its debt agreements.
FEI and its subsidiaries are highly leveraged. As of September 30, 2021, FEI and its subsidiaries’ total consolidated indebtedness was $4.7 billion, which includes $4.7 billion of indebtedness of Golden Nugget, LLC. This level of indebtedness could have important consequences to FEI’s business, including the following:
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it will limit FEI’s ability to borrow money or sell stock to fund its working capital, capital expenditures, acquisitions and debt service requirements and other financing needs;

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FEI’s interest expense would increase if interest rates in general increase because a substantial portion of its indebtedness bears interest at floating rates;

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it may limit FEI’s flexibility in planning for, or reacting to, changes in its business and future business opportunities;

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Under current tax regulations, not all of the interest expense associated with FEI’s indebtedness is deductible;

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FEI is more highly leveraged than some of its competitors, which may place it at a competitive disadvantage;

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it may make FEI more vulnerable to a downturn in its business, its industry or the economy in general;

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a substantial portion of FEI’s cash flow from operations will be dedicated to the repayment of its and its subsidiaries indebtedness, including indebtedness that FEI and its subsidiaries may incur in the future, and will not be available for other purposes; and

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there would be a material adverse effect on FEI’s business and financial condition if it is unable to service its or its subsidiaires’ indebtedness or obtain additional financing as needed.

FEI may be unable to service its indebtedness.
FEI’s ability to make scheduled payments on and to refinance its and its subsidiaries indebtedness depends on and is subject to FEI’s and its subsidiaries’ financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond FEI’s control, including the availability of financing in the banking and capital markets. FEI cannot provide assurance that its business will generate sufficient cash flow from operations or that future borrowings will be available to FEI in an amount sufficient to enable FEI to service its and its subsidiaries’ debt, to refinance such debt or to fund its and its subsidiaries’ other liquidity needs. If FEI is unable to meet its debt obligations or to fund its other liquidity needs, FEI may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure its debt, which could cause FEI to default on its debt obligations and impair its liquidity. Any refinancing of FEI’s indebtedness could be at higher interest rates and may require FEI to comply with more onerous covenants which could further restrict its business operations. If FEI is required to dispose of material assets or operations or restructure its debt to meet its debt service and other obligations, FEI cannot provide assurance that the terms of any such transaction will be satisfactory to it or if, or how soon, any such transaction could be completed.
Despite FEI’s substantial indebtedness, FEI may still incur significantly more debt, which could further exacerbate the risks described above.
FEI and its subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the agreements governing FEI’s and its subsidiaries existing indebtedness do not fully prohibit FEI and its subsidiaries from doing so. If new debt is added to FEI’s and its subsidiaries’ current debt levels, the related risks that FEI and its subsidiaries now face could intensify.
Failure to hedge effectively against interest rate changes may adversely affect FEI’s results of operations.
The interest rate hedge agreements that FEI may use from time to time to manage some of FEI’s exposure to interest rate volatility involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. In addition, these arrangements may not be effective in reducing FEI’s exposure to changes in interest rates. These factors may lead to a failure to hedge effectively against changes in interest rates and therefore may adversely affect FEI’s results of operations.
FEI uses significant amounts of electricity, natural gas and other forms of energy, and energy price increases may adversely affect FEI’s results of operations.
FEI uses significant amounts of electricity, natural gas and other forms of energy. Any shortage or substantial increases in the cost of electricity and natural gas in the United States will increase FEI’s cost of operations, which would negatively affect FEI’s operating results. The extent of the impact is subject to the magnitude and duration of the energy price increases, but this impact could be significant. In addition, higher energy and gasoline prices affecting FEI’s customers may increase their cost of travel to FEI’s casino properties and result in reduced visits to FEI’s properties and a reduction in FEI’s revenues.
Increased advertising and marketing costs could adversely affect FEI’s results of operations.
If FEI’s competitors increase their spending on advertising and promotion, FEI’s advertising, media or marketing expenses increase, or FEI’s advertising and promotion become less effective than that of FEI’s competitors, FEI could experience a material adverse effect on FEI’s results of operations.
The loss of Mr. Fertitta, the Chairman, President and Chief Executive Officer of the combined company following the consummation of the Business Combination, could have a material adverse effect on FEI’s business and development.
FEI believes that the development of FEI’s business has been, and will continue to be, dependent on Mr. Fertitta, FEI’s Chairman, President and Chief Executive Officer. The loss of Mr. Fertitta’s services could have a material adverse effect upon FEI’s business and development, and there can be no assurance that an adequate replacement could be found for Mr. Fertitta in the event of his unavailability.
FEI may incur costs resulting from past, and FEI and GNOG may incur costs and adverse revenue consequences for future, breaches of security related to confidential guest and/or employee information.
The nature of FEI’s business involves the receipt and storage of information about FEI’s guests and employees and GNOG’s online customers. Hardware, software or other applications FEI develops and procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to FEI’s systems and facilities through fraud, trickery or other forms of penetrating FEI’s systems or deceiving FEI’s employees or vendors. In addition, FEI accepts electronic payment cards for payment in FEI’s restaurants through payment card processing devices connected to FEI’s network or on GNOG’s online gaming platform. Any breach of FEI’s network security may result in significant unplanned expenses and liability in excess of FEI’s insurance coverage, if any, which could have a material adverse impact on FEI’s financial condition and results of operations.
In December 2015, criminal attackers were able to install a program on payment card processing devices at certain of FEI’s restaurants, food and beverage outlets, entertainment destinations, and managed properties. On May 17, 2018, Paymentech, LLC and JP Morgan Chase Bank, N.A. (collectively “Paymentech”) filed a lawsuit against Landry’s, Inc. in the United States District Court for the Southern District of Texas Houston Division alleging that Landry’s breached its contract with Paymentech when it failed and/or refused to indemnify Paymentech $20.0 million in penalties assessed by Visa and MasterCard from Paymentech with respect to the data incident. At this time, FEI does not believe the assessments are valid and cannot reasonably estimate FEI’s ultimate liability, if any, , which could be material. An adverse ruling could result in penalties to Landry’s of $20 million plus interest dating back to 2015.
Additionally, in the past, GNOG and its third-party service providers have experienced social engineering, phishing, malware, threatened denial-of-service and similar attacks, none of which to date has been material to GNOG’s business; however, such attacks could in the future have a material adverse effect on GNOG’s operations and third-party service providers. GNOG has in the past incurred, and may in the future incur, losses from various types of financial fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by a user and attempted payments by users with insufficient funds. Bad actors use increasingly sophisticated methods to engage in illegal activities involving sensitive financial information, such as unauthorized use of another person’s identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. Under current credit card practices, GNOG may be liable for use of funds on GNOG’s platform with fraudulent credit card data, even if the associated financial institution approved the credit card transaction.
Although FEI is still evaluating the extent of the financial impact on FEI, such breaches may cause FEI to incur significant expenses and potential liability exposure to credit card issuing banks in excess of FEI’s insurance coverage, if any, which could have a material adverse impact on FEI’s financial condition and results of operations. In addition, such breaches may result in civil claims or proceedings brought by customers on an individual or class basis that, if determined adversely, may result in additional expenses and liability exposure in excess of FEI’s insurance coverage, if any, which also could have a material adverse impact on FEI’s financial condition and results of operations. Further, adverse publicity resulting from such incidents may result in material adverse revenue consequences for FEI and FEI’s restaurants. Although FEI has implemented new enhanced security measures, including end-to-end encryption, and FEI continues to evaluate FEI’s cybersecurity policies, practices and products to mitigate the risk of future incidents, FEI can provide no assurance that such events will not occur in the future.
FEI’s obligation to fund multi-employer health and welfare plans and defined benefit pension plans may have an adverse impact on FEI.
FEI contributes to and participate in various multi-employer health and welfare plans and multi-employer defined benefit pension plans for employees represented by certain unions. FEI is required to make contributions to these plans in amounts established under collective bargaining agreements. The plans’ sponsors have not provided sufficient information to permit FEI to determine FEI’s share of unfunded vested benefits, if any. Further, FEI does not administer these plans and, generally, are not represented on the boards of trustees of these plans. FEI’s required contributions to the multiemployer defined benefit plans could increase because of a shrinking contribution base in the event of the future insolvency or withdrawal of other companies that currently contribute to these plans, the potential inability or failure of withdrawing companies to pay their withdrawal liability, low interest rates, lower than expected returns on pension fund assets or other funding deficiencies. The Pension Protection Act enacted in 2006, or the PPA, requires certain under-funded pension plans to implement funding improvement plans or rehabilitation plans consisting of benefit reductions and contribution increases if funding falls below specified thresholds. Based on the information available to FEI, at least one of the multi-employer plans to which FEI contributes is “endangered”, as this term is defined in the PPA. If plans in which FEI participates are in “critical status” or “critical and declining status”, as such terms are defined in the PPA, benefit reductions may apply and/or FEI could be required to make additional contributions. FEI cannot determine at this time the amount of additional funding, if any, FEI may be required to make to the multiemployer pension plans. However, plan assessments could have an adverse impact on FEI’s results of operations or cash flows for a given period. Furthermore, under current law, upon the termination of a multiemployer pension plan, or in the event of a withdrawal by FEI, or a mass withdrawal or insolvency of contributing employers, FEI would be required to make payments to the plans for FEI’s proportionate share of the unfunded vested liabilities of the plans. Any termination of a multiemployer plan, or mass withdrawal or insolvency of contributing employers, could require FEI to contribute an amount under a plan of rehabilitation or surcharge assessment that could have a material adverse impact on FEI’s consolidated financial condition, results of operations and cash flows.

Labor shortages or increases in labor costs could slow FEI’s growth or harm FEI’s business.
FEI’s success depends in part upon FEI’s ability to attract, motivate and retain a sufficient number of qualified employees, including, for FEI’s restaurants business, regional operational managers and regional chefs, restaurant general managers and executive chefs, necessary to continue FEI’s operations and keep pace with FEI’s growth and, for FEI’s gaming business, qualified executives, managers and skilled employees with gaming industry experience and qualifications to obtain the requisite licenses. Qualified individuals that FEI needs to fill these positions are in short supply and competition for these employees is intense. If FEI is unable to recruit and retain sufficient qualified individuals, FEI’s business and FEI’s growth could be adversely affected. Competition for qualified employees could require FEI to pay higher wages, which could result in higher labor costs. In addition, many of FEI’s restaurant personnel are hourly workers subject to various minimum wage and overtime requirements or changes to tip credits. Mandated increases in minimum wage levels and changes to the tip credit, which are the amounts an employer is permitted to assume an employee receives in tips when calculating the employee’s hourly wage for minimum wage compliance purposes, have recently been and continue to be proposed and implemented at both federal and state government levels. FEI anticipates that additional legislation will be enacted in future periods.
The Patient Protection and Affordable Care Act of 2010 (the “PPACA”) requires FEI to offer health coverage to nearly all of FEI’s workforce defined as “full time employees” by the PPACA and meet certain requirements in order to avoid financial penalties The legislation imposes implementation effective dates that began in 2010 and extend through 2020, and many of the changes require additional guidance from government agencies or federal regulations. The requirements to provide health insurance benefits to employees could have an adverse effect on FEI’s results of operations and financial position. If FEI’s labor costs increase, FEI’s results of operations will be negatively affected.
Various states in which FEI operates are also considering or have already adopted new immigration laws, and the U.S. Congress and Department of Homeland Security from time to time consider or implement changes to Federal immigration laws, regulations or enforcement programs as well. Some of these changes may increase FEI’s obligations for compliance and oversight, which could subject FEI to additional costs and make FEI’s hiring process more cumbersome, or reduce the availability of potential employees. Although FEI requires all workers to provide FEI with government-specified documentation evidencing their employment eligibility, some of FEI’s employees may, without FEI’s knowledge, be unauthorized workers. Unauthorized workers are subject to deportation and may subject FEI to fines or penalties, and if any of FEI’s workers are found to be unauthorized FEI could experience adverse publicity that negatively impacts FEI’s brand and may make it more difficult to hire and keep qualified employees. Termination of a significant number of employees that unbeknownst to FEI were unauthorized employees may disrupt FEI’s operations, cause temporary increases in FEI’s labor costs as FEI trains new employees and result in additional adverse publicity. FEI’s financial performance could be materially harmed as a result of any of these factors.
The COVID-19 pandemic has had a material adverse effect on FEI’s business, financial condition, results of operations and cash flows, and may continue to do so for an extended period of time and may worsen, and future outbreaks, epidemics and pandemics, whether or not related to COVID-19, could impact FEI’s ability to operate and may have a material adverse effect on FEI’s business, financial condition, results of operations and cash flows in the future.
The global spread and unprecedented impact of COVID-19 are complex and rapidly evolving. The COVID-19 pandemic has led governments and other authorities around the world to impose or recommend measures intended to control its spread, including travel bans, business and school closures, quarantines, “stay-at-home” orders and implementation of other social distancing measures. FEI faces several risks arising from the COVID-19 pandemic, including with respect to macroeconomic impacts and well as the potential direct impact of the virus on FEI’s employees and operations. Moreover, future outbreaks, epidemics and pandemics, whether or not related to COVID-19, could impact FEI’s ability to operate and may have a material adverse effect on FEI’s business, financial condition, results of operations and cash flows in the future.
The COVID-19 pandemic has also caused substantial uncertainty about the strength of the U.S. economy, which may currently be in a recession and has experienced rapid increases in unemployment rates. If the COVID-19 pandemic and economic consequences thereof, including high unemployment rates, persist for a prolonged period of time, the resulting reductions in consumers’ disposable income could have an adverse effect on FEI’s business. FEI expects that the longer the pandemic continues, and if repeat, resurgent or cyclical outbreaks of the virus beyond the one being currently experienced occur, the more likely it is that the pandemic may have an adverse effect on FEI’s business and, consequently, FEI’s results of operations and financial condition.
On March 11, 2020, the WHO declared the COVID-19 outbreak to be a global pandemic. The global spread of COVID-19 has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as travel restrictions and bans, social distancing, quarantine or shelter-in-place directives, limitations on the size of gatherings, closures of non-essential businesses and cancellation of events, including sporting events, concerts, conferences and meetings. The COVID-19 pandemic and its consequences have also significantly reduced travel and demand for restaurant, gaming, entertainment and related amenities. Certain markets where FEI operates were among the hardest to be affected by the COVID-19 pandemic in the United States.
The prevailing trends in consumer demand and discretionary spending make it extremely difficult to estimate FEI’s levels of revenues following the COVID-19 pandemic. Government and health authorities may also implement new or extend existing restrictions, impose restrictions on travel and business operations and advise or require individuals to limit time spent outside of their homes, potentially interrupting FEI’s business. In addition, governmental authorities and gaming regulators may impose restrictions on FEI’s facilities and future operations, which will result in reduced offerings arising from the reconfiguration of FEI’s spaces, limitations on the number of customers present in FEI’s facilities, implementation of additional health and safety measures, restrictions on food and beverage outlets and limits on concerts, conventions or special events that would otherwise attract customers to FEI’s facilities. FEI may also face liabilities and challenges if FEI fails to comply with such new restrictions and if FEI is unable to ensure safe distancing on FEI’s sites, including liability as a result of governmental enforcement actions or any claims FEI receives alleging exposure to COVID-19. FEI’s leisure, hospitality and entertainment businesses depend on the gathering of large groups of people, which may further delay recovery as compared to other businesses. While the restrictions and limitations noted above may be relaxed or rolled back if and when COVID-19 abates, closures or additional limitations may also be reinstated as the pandemic continues to evolve or FEI may be subject to new restrictions as a result of new outbreaks, epidemics or pandemics in the future. The scope and timing of any such reinstatements, or any such alterations, is difficult to predict and may materially affect FEI’s operations and business in the future.
Due to the discretionary nature of business and leisure travel spending, the tourism, leisure & hospitality and gaming industries are heavily influenced by the condition of the U.S. economy and economies in other regions of the world. Unfavorable conditions in these broader economies have resulted, and may result in the future, in decreased demand for FEI’s facilities. It is not possible at this time to predict or measure the full short-term or long-term impacts of the COVID-19 pandemic, and actions taken in response to the pandemic, on global and regional economies, on demand for travel, leisure, dining, and other entertainment, or on levels of consumer confidence and economic activity generally, including the duration and magnitude of its impact on unemployment rates and consumer discretionary spending. Adverse changes in the perceived or actual economic climate, including higher unemployment rates, declines in income levels and loss of personal wealth resulting from the impact of COVID-19, will negatively affect such demand. Actions governments, businesses and individuals have taken or may take in response to the pandemic, including limiting or banning travel and/or in-person gatherings or imposing occupancy or other restrictions on FEI’s other facilities could also reduce demand for FEI’s properties or result in changes and modifications to such facilities.
There is also a risk due to the COVID-19 pandemic of short- or long-term changing behavior of individuals, including unwillingness to travel and go to restaurants, casinos, retail spaces, events and other restaurant, gaming and entertainment facilities or public spaces. Even where travel advisories and restrictions have been lifted, travel demand has been and is increasingly likely to remain weak for a significant length of time and FEI cannot predict if or when such properties and facilities will return to pre-pandemic demand or pricing.

Travel bans, quarantine requirements upon entry, and significant restrictions have been implemented on travel among the states within the U.S., as well as between the United States and specific countries. In particular, certain geographies where FEI operates have been deemed “hot spots” for purposes of many of the foregoing restrictions because they continue to experience increases in COVID-19 infections.
COVID-19 presents material uncertainty and risk with respect to FEI’s business, financial performance and condition, operating results, liquidity and cash flows. Consumer demand for restaurants, tourism, leisure & hospitality, entertainment and gaming properties are particularly sensitive to downturns in the economy, increases in unemployment, reduction in disposable income and the associated impact on discretionary spending on the kinds of leisure activities that create demand for properties such as FEI’s. FEI anticipates that there may be a reduced consumer demand during and following the COVID-19 pandemic due to continued concerns over health and safety, ongoing social distancing measures and changes in consumer spending behavior due to severely adverse economic conditions, including significant job losses, which is expected to lead to lower occupancy rates, reduced visitation and travel and additional disruptions in FEI’s business and impact FEI’s ability to generate the same level of revenues and cash flows as before the COVID-19 pandemic or achieve profitable operations, or generate sufficient cash flow to maintain FEI’s operations. The extent of changes in customer demand resulting from the economic downturn and/or recession, dramatically increased and widespread unemployment, reduced consumer confidence and consumer fears cannot reasonably be determined, but the impact of such factors on FEI’s business may be significant and protracted or may result in modifications to FEI’s facilities. Moreover, if COVID-19 has a prolonged effect on FEI’s business operations, such as an extended period of reduced operations, travel and limited customer capacity, such restrictions may have a material adverse effect on FEI’s business.
The extent of the effects of the COVID-19 pandemic on FEI’s business, results of operations, financial condition and cash flows is highly uncertain and will depend on numerous evolving factors that FEI may not be able to accurately predict or assess, including, but not limited to, the severity, extent and duration of the pandemic; the impact on consumer spending and economic activity more generally, including any economic recession resulting from the pandemic; the development of effective vaccines and treatments; FEI’s ability to maintain sufficient liquidity; actions governments, businesses and individuals take in response to the pandemic; and how quickly economies, travel activity and demand for restaurants, gaming, entertainment and leisure activities recovers if and when COVID-19 subsides. The impact of the COVID-19 pandemic may also have the effect of exacerbating many of the other risks described in this prospectus, such as those relating to FEI’s high level of indebtedness, FEI’s need to generate sufficient cash flows to service FEI’s indebtedness and FEI’s ability to comply with the covenants contained in the agreements that govern FEI’s indebtedness. As a result of the foregoing, FEI cannot predict the ultimate scope, duration and impact the COVID-19 pandemic, which may continue to have a material adverse impact on FEI’s business, financial condition, liquidity, results of operations (including revenues and profitability) for an extended period of time.
Finally, if a high percentage of FEI’s employees and/or a subset of its key employees and executives are infected or otherwise adversely impacted by COVID-19, FEI’s ability to continue to operate effectively may be negatively impacted.
The ultimate severity of the COVID-19 pandemic is unforeseeable and FEI cannot predict the full impact it may have on FEI’s business, results of operations and financial condition; however, the effect on FEI’s results could be material and adverse.
If FEI is unable to anticipate and react to changes in food and other costs, or obtain a seafood, beef, and other food supply in sufficient quality and quantity, FEI’s results of operations could be materially adversely affected.
FEI’s profitability is dependent on FEI’s ability to anticipate and react to increases in food, labor, employee benefits, and similar costs over which FEI has limited or no control. Specifically, FEI’s dependence on frequent deliveries of fresh seafood, meats and produce subjects FEI to the risk of possible shortages or interruptions in supply caused by adverse weather, or other conditions that could adversely affect the availability and cost of such items. For example, FEI’s beef and chicken supply were impacted as a result of the COVID-19 pandemic. FEI’s supply chain could be affected by future shutdowns or restrictions in connection with the COVID-19 pandemic or in connection with new outbreaks, epidemics or pandemics in the future. FEI’s business may also be affected by inflation. There can be no assurance that FEI will be able to anticipate and avoid any adverse effect on FEI’s profitability from increasing costs.
In the past, certain types of seafood have experienced fluctuations in availability and cost. For instance, increased demand for crab meat has caused prices for crab meat to increase. Some types of seafood have also been subject to adverse publicity due to certain levels of contamination at their source or a perceived scarcity in supply, which can adversely affect both supply and market demand. FEI can make no assurances that in the future either seafood contamination or inadequate supplies of seafood might not have a significant and materially adverse effect on FEI’s operating results.
Risks Related to FEI’s Restaurant Group
The restaurant and hospitality industries are particularly affected by trends and fluctuations in demand and are highly competitive. If FEI is unable to successfully surmount these challenges, FEI’s business and results of operations could be materially adversely affected.
The restaurant and hospitality industries are intensely competitive and are affected by changes in consumer tastes and by national, regional, and local economic conditions and demographic trends. The performance of individual facilities may be affected by factors such as:
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traffic patterns;

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demographic considerations;

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the amounts spent on, and the effectiveness of, FEI’s marketing efforts;

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weather conditions; and

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the type, number, and location of competing facilities.

FEI has many well-established competitors with greater financial resources and longer histories of operation than FEI’s, including competitors already established in regions where FEI may expand, as well as competitors planning to expand in the same regions in which FEI currently operates. FEI’s competitors include national, regional, and local chains as well as local owner-operated facilities. FEI also competes with other restaurants, hospitality and retail establishments for real estate sites, personnel and acquisition opportunities.
Because many of FEI’s restaurants are concentrated in certain geographic areas, FEI’s results of operations could be materially adversely affected by regional events.
Many of FEI’s existing restaurants are concentrated in the southern half of the United States and California. The concentration in these particular regions could affect FEI’s operating results in a number of ways. For example, FEI’s results of operations may be adversely affected by economic conditions in such regions which may differ from other regions. Also, given FEI’s present geographic concentrations, adverse publicity relating to FEI’s restaurants could have a pronounced adverse effect on FEI’s overall revenues. In addition, as many of FEI’s existing restaurants are in the Gulf Coast area from Texas to Florida, FEI is particularly susceptible to damage caused by hurricanes or other severe weather conditions, the impact or frequency of which may be triggered by climate change. For example, in 2008 Hurricane Ike and, in 2017, Hurricane Harvey each struck the Gulf Coast of the United States, causing considerable damage to the cities of Galveston, Kemah and Houston, Texas and surrounding areas. Several of FEI’s restaurants in Galveston and Kemah sustained significant damage, as did the amusement rides, the boardwalk itself and some infrastructure at the Kemah Boardwalk. Similarly, FEI’s Nashville, TN restaurants experienced significant damage due to flooding in 2010. Moreover, FEI’s results of operations at a number of FEI’s Gulf Coast properties were impacted in 2010 by the BP oil spill. Adverse weather, such as heavy rains for extended periods of time or during the weekends, can have a significant impact on the results of FEI’s operations.
A lack of availability of suitable locations for new restaurants or a decline in the quality of the locations of FEI’s current restaurants may adversely affect FEI’s revenues and results of operations.
The success of FEI’s restaurants depends in large part on their location. As demographic and economic patterns change, current locations may not continue to be attractive or profitable. Possible declines in neighborhoods where FEI’s restaurants are located or adverse economic conditions in areas surrounding those neighborhoods could result in reduced revenues in those locations. In addition, desirable locations for new restaurant openings or for the relocation of existing restaurants may not be available at an acceptable cost when FEI identifies a particular opportunity for a new restaurant or relocation. The occurrence of one or more of these events could have a significant adverse effect on FEI’s revenues and results of operations.
Changing discretionary spending patterns and general economic conditions could reduce FEI’s guest traffic and/ or average revenue per guest at FEI’s restaurants, which would have an adverse effect on FEI’s revenues.
Purchases at FEI’s restaurants are discretionary for FEI’s guests and, therefore, FEI is susceptible to economic slowdowns. In particular, FEI’s Signature Group restaurants, Del Frisco’s, Morton’s and Strip House steakhouses cater primarily to business clientele and local fine-dining guests. FEI believes that the vast majority of FEI’s weekday revenues and a substantial portion of FEI’s weekend revenues from these restaurants are derived from business people using expense accounts. Accordingly, FEI believes that FEI’s business is particularly susceptible to any factors that cause a reduction in expense account or other dining by FEI’s business clientele, many of which have suspended expenses for dining and entertainment as a result of the COVID-19 pandemic. FEI also believes that consumers generally are more willing to make discretionary purchases, including high-end restaurant meals, during periods in which favorable economic conditions prevail. Changes in spending habits as a result of a weak economic environment and reduction in consumer confidence could reduce FEI’s guest traffic, which would adversely affect FEI’s revenues.
The cost of compliance with the significant governmental regulation to which FEI is subject or FEI’s failure to comply with such regulation could materially adversely affect FEI’s results of operations.
The restaurant industry is subject to extensive state and local government regulation relating to the sale of food and alcoholic beverages and to sanitation, public health, fire and building codes, federal and state laws governing FEI’s relationships with employees (including the Fair Labor Standards Act and applicable minimum wage, overtime and tip credit requirements, family and other medical leave, working conditions, safety standards and citizenship requirements), and federal and state laws which prohibit discrimination and retaliation and other laws regulating the design and operation of facilities, such as the Americans With Disabilities Act of 1990. In addition, FEI is subject to a variety of federal, state and local laws and regulations relating to the use, storage, discharge, emission, and disposal of hazardous materials. Alcoholic beverage control regulations require each of FEI’s restaurants to apply for and obtain from state authorities a license or permit to sell alcohol on the premises.
Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect various aspects of daily operations of FEI’s restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. In certain states, FEI may be subject to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from the establishment that wrongfully served alcoholic beverages to the intoxicated person. FEI carries liquor liability coverage as part of FEI’s comprehensive general liability insurance, however the coverage may be insufficient to cover any damages FEI could face as a result of losing such a suit.
FEI’s operations may be impacted by changes in federal and state taxes and other federal and state governmental policies which include many possible factors such as (i) the level of minimum wages, (ii) the deductibility of business and entertainment expenses, (iii) levels of disposable income and unemployment (iv) taxes, fees, and other costs associated with providing healthcare coverage required under the PPACA; and (v) national and regional economic growth.
Difficulties or failures in obtaining required licensing or other regulatory approvals could delay or prevent the opening of a new restaurant. The suspension of, or inability to, renew a license could interrupt operations at an existing restaurant, and the inability to retain or renew such licenses would adversely affect the operations of such restaurant. FEI’s operations are also subject to requirements of local governmental entities with respect to zoning, land use and environmental factors which could delay or prevent the development of new restaurants in particular locations.

At the federal and state levels, there are from time to time various proposals and initiatives under consideration to further regulate various aspects of FEI’s business. For example new employment, healthcare or climate change regulations could increase FEI’s costs and decrease FEI’s operating profits. These and other initiatives could adversely affect FEI as well as the restaurant industry in general. In addition, seafood is harvested on a worldwide basis and, on occasion, imported seafood is subject to federally imposed import duties.
FEI’s business is subject to seasonal fluctuations, and, as a result, FEI’s results of operations for any given quarter may not be indicative of the results that may be achieved for the full fiscal year.
FEI’s business is subject to seasonal fluctuations. Historically, FEI’s highest earnings have occurred in the second and third quarters of the fiscal year, as FEI’s revenues in most of FEI’s restaurants have typically been higher during the second and third quarters of the fiscal year. As a result, results of operations for any single quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results have been, and in the future will continue to be, significantly impacted by the timing of new restaurant openings and their respective pre-opening costs.
FEI’s international operations subject FEI to certain external business risks that do not apply to FEI’s domestic operations.
Rainforest Cafe and Bubba Gump have license arrangements relating to the operations and development of their concepts in several foreign jurisdictions. Morton’s has certain joint venture and license agreements relating to the operation and development of its concept in several foreign jurisdictions. All such agreements include a per-unit development fee and/or restaurant royalties or a management fee. FEI’s international operations are subject to certain external business risks such as exchange rate fluctuations, import and export restrictions and tariffs, litigation in foreign jurisdictions, cultural differences, increased competition as a result of subsidies to local companies, increased expenses from inflation, political instability and the significant weakening of a local economy in which a foreign unit is located. In addition, it may be more difficult to register and protect FEI’s intellectual property rights in certain foreign countries.
Health concerns relating to the consumption of seafood, beef and other food products could affect consumer preferences and could negatively impact FEI’s results of operations.
Consumer food preferences could be affected by health concerns about the consumption of various types of seafood, beef or chicken. In addition, negative publicity concerning food quality or possible illness and injury resulting from the consumption of certain types of food, such as negative publicity concerning the levels of mercury or other carcinogens in certain types of seafood, oil contaminations of seafood, e-coli, salmonella, “mad cow” and “foot-and-mouth” disease relating to the consumption of beef and other meat products, “avian flu” related to poultry products and the publication of government, academic or industry findings about health concerns relating to food products served by any of FEI’s restaurants could also affect consumer food preferences. These types of health concerns and negative publicity concerning the food products FEI serves at any of FEI’s restaurants may adversely affect the demand for FEI’s food and negatively impact FEI’s results of operations.
In addition, FEI cannot guarantee that FEI’s operational controls and employee training will be effective in preventing food-borne illnesses, such as hepatitis A, and other food safety issues that may affect FEI’s restaurants. Food-borne illness incidents could be caused by food suppliers and transporters and, therefore, could be outside of FEI’s control. Any publicity relating to health concerns or the perceived or specific outbreaks of food-borne illnesses or other food safety issues attributed to one or more of FEI’s restaurants could result in a significant decrease in guest traffic in all of FEI’s restaurants and could have a material adverse effect on FEI’s results of operations. FEI faces the risk of litigation in connection with any outbreak of food-borne illnesses or other food safety issues at any of FEI’s restaurants. If a claim is successful, FEI’s insurance coverage may not be adequate to cover all liabilities or losses and FEI may not be able to continue to maintain such insurance, or to obtain comparable insurance at a reasonable cost, if at all. If FEI suffers losses, liabilities or loss of income in excess of FEI’s insurance coverage or if FEI’s insurance does not cover such loss, liability or loss of income, there could be a material adverse effect on FEI’s results of operations.

Legislation and regulations requiring the display and provision of nutritional information for FEI’s menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming FEI’s menu offerings, could affect consumer preferences and negatively impact FEI’s results of operations.
Government regulation and consumer eating habits may impact FEI’s business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming FEI’s menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of FEI’s menu offerings, or laws and regulations requiring FEI to disclose the nutritional content of and other information about FEI’s food offerings. For example, over the past decade, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the PPACA established a uniform, federal requirement for restaurants that are part of a chain of 20 or more locations, to disclose calories on their menus and to make available to consumers, upon request, a written summary of detailed nutritional information for each standard menu item.
The PPACA further permits the United States Food and Drug Administration to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans fat content. An unfavorable report on, or reaction to, FEI’s menu ingredients, the size of FEI’s portions or the nutritional content of FEI’s menu items could negatively influence the demand for FEI’s offerings. In addition, inaccuracy in any of the nutritional information that FEI provides could lead to a regulatory enforcement action or potentially provide a basis for a consumer class action.
Multiple cities have recently passed and/or implemented laws that place additional taxes on sugar-sweetened beverages. Such taxes significantly increase the cost of many beverages, including, but not limited to, sodas, which presents a deterrent to consumers’ purchase and consumption of such beverages.
Compliance with current and future laws and regulations regarding the ingredients and nutritional content of FEI’s menu items is likely to be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, FEI may be required to modify or discontinue certain menu items, and FEI may experience higher costs associated with the implementation of those changes. Additionally, some government authorities are increasing regulations regarding trans-fats and sodium, which may require FEI to provide warning labels next to menu items that contain high levels or sodium, or to limit or eliminate trans-fats and sodium from FEI’s menu offerings, switch to higher cost ingredients or may hinder FEI’s ability to operate in certain markets. If FEI fails to comply with these laws or regulations, FEI’s business could experience a material adverse effect.
FEI cannot make any assurances regarding FEI’s ability to effectively respond to changes in consumer health perceptions or FEI’s ability to successfully implement the nutrient content disclosure requirements and to adapt FEI’s menu offerings to trends in eating habits. The imposition of menu-labeling laws could have an adverse effect on FEI’s results of operations and financial position, as well as the restaurant industry in general.
Risks Related to FEI’s Gaming Group
FEI faces significant competition from other gaming operations, including Native American gaming facilities, which could have a material adverse effect on FEI’s future operations.
The gaming industry is intensely competitive, and FEI faces a high degree of competition in the markets in which FEI currently operates and in which FEI plans to operate. FEI has numerous competitors, including land-based casinos, dockside casinos, riverboat casinos, casinos located on racing, pari-mutuel operations or Native American-owned lands and video lottery and poker machines not located in casinos. Some of FEI’s competitors may have better name recognition, marketing and financial resources than FEI does; competitors with more financial resources may therefore be able to improve the quality of, or expand, their gaming facilities in a way that FEI may be unable to match. Legalized gaming is currently permitted in various forms throughout the United States. Certain states have recently legalized, and other states are currently considering legalizing land-based and online gaming. FEI’s gaming facilities compete directly with other gaming properties in Nevada, Louisiana, New Jersey and Mississippi. FEI’s casinos attract customers from throughout the United States. In addition, there is no limit on the number of gaming licenses that may be granted in several of the markets in which FEI operates. As a result, new gaming licenses could be awarded in these markets, which could allow new gaming operators to enter FEI’s markets that could have an adverse effect on FEI’s operating results. Other changes in legislation could have an adverse effect on FEI’s results of operations. FEI’s continued success depends upon drawing customers from each of these geographic markets. FEI expects competition to increase as new gaming operators enter FEI’s markets, existing competitors expand their operations, gaming activities expand in existing jurisdictions and gaming is legalized in new jurisdictions. FEI cannot predict with any certainty the effects of existing and future competition on FEI’s operating results.
FEI also competes with other forms of legalized gaming and entertainment such as online computer gambling, internet gaming, video poker, bingo, pull tab games, card parlors, sports books, “cruise-to-nowhere” operations, pari-mutuel or telephonic betting on horse racing and dog racing, state-sponsored lotteries, jai-alai, and, in the future, may compete with gaming at other venues. In addition, FEI competes more generally with other forms of entertainment for the discretionary spending of FEI’s customers.
Competition from gaming operations in states bordering the states in which FEI operates, or from other localities in the states where FEI operates, may impact the financial results of FEI’s gaming operations.
Gaming competition is intense in most of the markets where FEI operates. Recently, there has been additional significant competition in FEI’s markets as a result of the upgrading or expansion of properties by existing market participants, the entrance of new gaming participants into a market or legislative changes permitting additional forms of gaming in states bordering the states in which FEI operates, or from other localities in the states where FEI operates. As competing properties and new markets open, FEI’s results of operations may be negatively impacted. Legalization of gaming in jurisdictions closer to these geographic markets other than the jurisdictions in which FEI’s facilities are located would have a material adverse effect on FEI’s operating results. For example, other jurisdictions, including states in close proximity to jurisdictions where FEI currently has operations, have considered and may consider legalizing casino gaming and other forms of competition. In particular, the increase in the number of gaming licenses available in Louisiana or the legalization of casino gaming in the states from which FEI attracts customers, could have a substantial negative effect on FEI’s business. For instance, some form of gaming initiative has been raised repeatedly in the Texas state legislature since at least 1991. An increased interest in gambling in the State of Texas, or a greater willingness to expand or legalize gaming in the State of Texas, could lead to increased competition and have a substantial negative effect on FEI’s business. In Atlantic City, legislation was signed in 2011 permitting developers to build small 20,000 square foot casinos at hotels with at least 200 rooms, which may further increase competition in Atlantic City. In 2016, a statewide referendum was defeated that would have allowed an expansion of casino gaming in New Jersey. The proponents of that legislation have indicated a desire to again introduce a referendum that would allow such expansion. Competition from gaming operations in states bordering the states in which FEI operates, or from other localities in the states where FEI operates, may impact the financial results of FEI’s gaming operations.
FEI is subject to extensive regulation from gaming and other regulatory authorities that could adversely affect FEI.
Licensing requirements.   As owners and operators of gaming facilities, FEI is subject to extensive state and local regulation. State and local authorities require FEI and FEI’s subsidiaries to demonstrate suitability to obtain and retain various licenses and require that FEI has registrations, permits and approvals to conduct gaming operations. The regulatory authorities in the jurisdictions in which FEI operates have very broad discretion with regard to their regulation of gaming operators, and may for a broad variety of reasons and in accordance with applicable laws, rules and regulations, limit, condition, suspend, fail to renew or revoke a license to conduct gaming operations or prevent FEI from owning the securities of any of FEI’s gaming subsidiaries, or prevent other persons from owning an interest in FEI or doing business with FEI. FEI may also be deemed responsible for the acts and conduct of FEI’s employees. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against FEI, FEI’s subsidiaries and the persons involved, and some regulatory authorities have the ability to require FEI to suspend FEI’s operations. The suspension or revocation of any of FEI’s licenses or FEI’s operations or the levy on FEI or FEI’s subsidiaries of a substantial fine would have a material adverse effect on FEI’s business.
To date, FEI has demonstrated suitability to obtain and have obtained all governmental licenses, registrations, permits and approvals necessary for FEI to operate FEI’s existing gaming facilities and FEI is not aware of any facts that, if known to the regulators, would result in the denial, limitation, condition, suspension or revocation of a gaming license. FEI cannot assure you that FEI will be able to retain these licenses, registrations, permits and approvals or that FEI will be able to obtain any new ones in order to expand FEI’s business, or that FEI’s attempts to do so will be timely. Like all gaming operators in the jurisdictions in which FEI operates, FEI must periodically apply to renew FEI’s gaming licenses and have the suitability of certain of FEI’s directors, officers and employees approved. FEI cannot assure you that FEI will be able to obtain such renewals or approvals, including in connection with the proposed Business Combination.
FEI is also subject to a variety of other federal, state and local laws, rules, regulations and ordinances that apply to non-gaming businesses, including zoning, environmental, construction and land-use laws and regulations governing the serving of alcoholic beverages. Under various federal, state and local laws and regulations, an owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances or wastes located on its property, regardless of whether or not the present owner or operator knows of, or is responsible for, the presence of such substances or wastes. FEI has not identified any issues associated with FEI’s properties that could reasonably be expected to have a material adverse effect on FEI or the results of FEI’s operations. It is possible that historical or neighboring activities have affected one or more of FEI’s properties and that, as a result, environmental issues could arise in the future, the precise nature of which FEI cannot now predict. The coverage and attendant compliance costs associated with these laws, regulations and ordinances may result in future additional costs.
Regulations adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department require FEI to report currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. U.S. Treasury Department regulations also require FEI to report certain suspicious activity, including any transaction that exceeds $5,000 if FEI knows, suspect or have reason to believe that the transaction involves funds from illegal activity or is designed to evade federal regulations or reporting requirements. Substantial penalties can be imposed against FEI if FEI fails to comply with these regulations.
From time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which FEI operates. In addition, from time to time, certain anti-gaming groups have challenged constitutional amendments or legislation that would limit FEI’s ability to continue to operate in those jurisdictions in which these constitutional amendments or legislation have been adopted.
State and local authorities raise a significant amount of revenue through taxes and fees on gaming activities. FEI believes that the prospect of significant revenue is one of the primary reasons that jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to normal federal, state, local and provincial income taxes, and such taxes and fees are subject to increase at any time. FEI pays substantial taxes and fees with respect to FEI’s operations. From time to time, federal, state, local and provincial legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. Any material increase, or the adoption of additional taxes or fees, could have a material adverse effect on FEI’s future financial results.
A change in Louisiana law allowing for additional riverboat gaming licenses could increase competition in the Lake Charles gaming market.
The license relating to the Golden Nugget Lake Charles facility was the fifteenth and final riverboat gaming license available under current Louisiana law. As a result, there are significant barriers to entry into the Lake Charles gaming market. Louisiana law could, however, change to allow for additional riverboat gaming licenses. If additional riverboat gaming licenses were to be granted or an existing Louisiana riverboat gaming licensee was granted approval to move to Lake Charles, such increased competition in the Lake Charles gaming market could have a material adverse effect on FEI’s operating results.

FEI’s business may be adversely affected by legislation prohibiting tobacco smoking.
Legislation in various forms to ban indoor tobacco smoking has been enacted or introduced in many states and local jurisdictions. If additional restrictions on smoking are enacted in jurisdictions in which FEI operates, FEI could experience a significant decrease in gaming revenue and particularly, if such restrictions are not applicable to all competitive facilities in that gaming market, FEI’s business could be materially adversely affected.
Atlantic City property tax valuations and market declines have created stress on Atlantic City’s ability to manage its finances and have created uncertainty about Atlantic City’s fiscal solvency.
In recent years, real property tax valuations and assessments of Atlantic City casinos have been significantly reduced as a result of various N.J. Tax Court proceedings involving casino properties. In May 2016, New Jersey enacted the Casino Property Tax Stabilization Act (the “NJ PILOT Law”) that commenced in January 2017 which exempts Atlantic City gaming properties from ad valorem property taxation and requires these gaming properties to make to make annual payment in lieu of tax payments (“PILOT Payments”) to the City of Atlantic City, and other payments to the State of New Jersey to assist in the stabilization of Atlantic City finances. For each year from 2017 through 2021, each casino gaming property’s prorated share of PILOT Payments is capped (the “PILOT Cap”) at an amount equal to the real estate taxes due and payable in calendar year 2015, which is calculated based upon the assessed value of the casino gaming property for real estate tax purposes and tax rate. As a result of the expiration of FEI’s PILOT Cap, after 2021, FEI’s PILOT Payments are expected to increase. If Atlantic City is unable to maintain fiscal stability it could have an adverse impact on the Atlantic City casino industry including FEI’s Golden Nugget Atlantic City property.
FEI may not be able to successfully expand to new locations or recover FEI’s investment in new properties, which would adversely affect FEI’s operations and available resources.
FEI regularly evaluates opportunities for growth through development of gaming operations in existing or new markets, through acquiring or managing other gaming and entertainment facilities or through redeveloping FEI’s existing facilities. The expansion of FEI’s operations, whether through acquisitions, development, management contracts or internal growth, could divert management’s attention and could also cause FEI to incur substantial costs, including legal, professional and consulting fees. To the extent that FEI elects to pursue any new gaming acquisition, management or development opportunity, FEI’s ability to benefit from FEI’s investment will depend on many factors, including:
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FEI’s ability to successfully identify attractive acquisition and development opportunities;

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FEI’s ability to successfully operate any developed, managed or acquired properties;

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FEI’s ability to attract and retain competent management and employees for the new locations;

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FEI’s ability to secure required federal, state and local licenses, permits and approvals, which in some jurisdictions are limited in number and subject to intense competition; and

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the availability of adequate financing on acceptable terms.

Many of these factors are beyond FEI’s control. As a result of these and other considerations, FEI cannot be sure that FEI will be able to recover FEI’s investments in any new gaming development or management opportunities or acquired facilities, or successfully expand to additional locations.
FEI may experience construction delays and cost overruns in connection with or during expansion or development projects that could adversely affect FEI’s operations.
From time to time FEI may commence construction projects at FEI’s properties. FEI also evaluates expansion opportunities as they become available and FEI may in the future engage in construction projects. Construction projects entail significant risks, which can substantially increase costs or delay completion of a project. Such risks include shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference and unanticipated cost increases. Most of these factors are beyond FEI’s control. In addition, difficulties or delays in obtaining any of the requisite licenses, permits or authorizations from regulatory authorities can increase the cost or delay the completion of an expansion or development. Significant budget overruns or delays with respect to expansion and development projects could adversely affect FEI’s results of operations.
There are significant risks associated with major construction projects that may prevent completion on time and within FEI’s estimated budget.
Major construction and development projects are subject to significant development and construction risks, including the following:
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changes to drawings and specifications;

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engineering problems, including defective drawings and specifications;

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shortages of, and price increases in, energy, materials and labor;

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changes in codes, laws and regulations, or in the stringency, interpretation and enforcement of applicable codes, laws and regulations, including those applicable to gaming facilities, environmental matters, real estate development, construction projects or other matters;

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delays caused by failure to obtain permits and licenses;

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labor disputes or work stoppages;

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disputes with and among, and defaults by, contractors, subcontractors, consultants and suppliers;

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potential difficulties or delays in securing adequate water, power, sanitation and other services that are necessary for operation;

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site conditions differing from those anticipated;

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environmental issues, including the discovery of unknown environmental contamination;

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health and safety incidents and site accidents;

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weather interferences or delays;

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delays in delivery of materials;

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fires and other natural or man-made disasters; and

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other unanticipated circumstances or cost increases.

The occurrence of any of these development and construction risks could increase the total costs, or delay or prevent the construction or opening or otherwise affect the design and features, which could materially adversely affect FEI’s plan of operations, financial condition and ability to satisfy FEI’s debt obligations.
Inclement weather and other conditions could seriously disrupt FEI’s business and have a material, adverse effect on FEI’s financial condition and results of operations.
The operations of FEI’s facilities are subject to disruptions or reduced patronage as a result of severe weather conditions, natural disasters and other casualties. Because several of FEI’s gaming operations are located on or adjacent to bodies of water, these facilities are subject to risks in addition to those associated with other casinos, including loss of service due to casualty, forces of nature, mechanical failure, extended or extraordinary maintenance, flood, tropical storms, hurricanes or other severe weather conditions and other disasters. FEI cannot be sure that the proceeds from any future insurance claim will be sufficient to compensate FEI if one or more of FEI’s casinos experience a closure.
The Golden Nugget Laughlin is subject to risks of flooding.
The Golden Nugget Laughlin is located on the banks of the Colorado River and is subject to risks of flooding. The property has approximately 600 feet of river frontage, a large portion of which is located less than 30 feet from the river’s established high water mark. Although the Colorado River is a controlled waterway managed by the Federal Bureau of Reclamation, in the past, the river has risen above the established high water mark. In 1985, increased river levels lead to flooding of the first floor at the property on which the Golden Nugget Laughlin is located, requiring substantial reconstruction of the property’s foundation and causing business disruption due to closure of the restaurant on the first floor during the reconstruction. Although a higher seawall has subsequently been constructed at the property and FEI continues to maintain flood insurance, significant flooding at the Golden Nugget Laughlin could have a material adverse effect on FEI’s business, financial condition and results of operations.
Golden Nugget Lake Charles, Golden Nugget Biloxi and Golden Nugget Atlantic City are vulnerable to hurricanes and tropical storms.
Golden Nugget Lake Charles, Golden Nugget Biloxi and Golden Nugget Atlantic City are located in areas vulnerable to hurricanes and tropical storms. Hurricanes and tropical storms have impacted these areas in the past, and may cause property damage and travel disruptions. In addition, hurricanes and tropical storms could have a negative impact on local economies, which could reduce customer demand for the leisure activities FEI offers and may adversely affect FEI’s revenues and operating cash flow, which could, in turn, have a material adverse effect on FEI’s business, financial condition and results of operations. In 2012, Hurricane Sandy caused disruption to Golden Nugget Atlantic City and in 2020, Hurricane Laura caused significant damage to and disruption to the operations of Golden Nugget Lake Charles and Hurricane Zeta caused damage and disruption in the operations of Golden Nugget Biloxi. Even if such events do not affect or damage FEI’s properties directly, disruptions in city services or the imposition of curfews could have a material adverse effect on FEI’s operations at such properties.
Work stoppages, organizing drives and other labor problems could negatively impact FEI’s future profits.
Some of FEI’s Las Vegas and Atlantic City employees are currently represented by labor unions or have begun organizing a drive for labor union representation. Labor unions are making a concerted effort to recruit more employees in the gaming industry. In addition, organized labor may benefit from new legislation or legal interpretations. FEI cannot provide any assurance that FEI will not experience additional or more successful union activity in the future. Additionally, lengthy strikes or other work stoppages at any of FEI’s casino properties or construction projects could have an adverse effect on FEI’s business and result of operations.
The concentration and evolution of the slot machine manufacturing industry could impose additional costs on FEI.
A large majority of FEI’s revenues are attributable to slot machines at FEI’s casinos. It is important, for competitive reasons, that FEI offers the most popular and up-to-date slot machine games, with the latest technology to FEI’s customers.
In recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements. Generally, a participating lease is substantially more expensive over the long-term than the cost to purchase a new slot machine.
For competitive reasons, FEI may be forced to purchase new slot machines, slot machine systems, or enter into participating lease arrangements that are more expensive than FEI’s current costs associated with the continued operation of FEI’s existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could adversely affect FEI’s profitability.
FEI’s officers, directors and key employees are required to be licensed or found suitable by gaming authorities and the loss of, or inability to obtain, any licenses or findings of suitability may have a material adverse effect on FEI.
FEI’s officers, directors and key employees are required to file applications with the gaming authorities in the State of Louisiana, the State of Nevada, Clark County, Nevada, the State of New Jersey, the State of Mississippi and the City of Las Vegas, and are required to be licensed or found suitable by these gaming authorities. If any of these gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with FEI, FEI would have to sever all relationships with that person and require redemption of such person’s interest in FEI. Furthermore, the gaming authorities may require FEI to sever any relationship and terminate the employment of any person who refuses to file the appropriate applications. A failure to do so could result in the condition, suspension or revocation of FEI’s gaming license and, therefore significantly impair FEI’s gaming operations.
Theoretical win rates for FEI’s casino operations depend on a variety of factors, some beyond FEI’s control.
The gaming industry is characterized by an element of chance. Accordingly, FEI and GNOG employ theoretical win rates to help estimate what a certain type of player, on average, will win or lose in the long run. In addition to the element of chance, theoretical win rates are also affected by the spread of table limits and factors that are beyond FEI’s control, such as a player’s skill and experience, the mix of games played, the financial resources of players, the volume of bets played and the amount of time players spend on gambling. As a result of the variability in these factors, the actual win rates at FEI’s casinos or GNOG’s online gaming offerings may differ from the theoretical win rates anticipated and could result in the winnings of FEI’s gaming patrons exceeding those of FEI’s casinos or GNOG’s online gaming offerings. The variability in these factors, alone or in combination, has the potential to impact negatively FEI’s actual win rates, which may materially and adversely affect FEI’s cash flow, financial condition, plan of operations and business.
FEI faces the risk of fraud or cheating by patrons.
Players in FEI’s casinos may attempt or commit fraud or cheat in order to increase their winnings. Acts of fraud or cheating could involve the use of counterfeit chips or other tactics, possibly in collusion with FEI’s employees. Internal acts of cheating could also be conducted by employees through collusion with dealers, surveillance staff, floor managers or other casino or gaming area staff. The incidence of such acts or schemes and failure to discover them in a timely manner could result in losses in FEI’s gaming operations. In addition, negative publicity related to such schemes could have an adverse effect on FEI’s reputation, thereby materially and adversely affecting FEI’s business, financial condition, plan of operations and cash flows.
Revocation of any of FEI’s liquor licenses, all of which are subject to extensive regulation, could have a material adverse effect on FEI’s gaming operations.
The sale of alcoholic beverages at FEI’s properties is subject to licensing, control and regulation by state and local agencies in Louisiana, New Jersey, Mississippi and Nevada. Subject to limited exceptions, all persons who have a financial interest in FEI’s casinos by ownership, loan or otherwise, must be disclosed in an application filed with, and are subject to investigation by, Louisiana’s and Nevada’s liquor agencies. In Mississippi, all persons who hold interests in the real property on which FEI’s casino is located, own equity interests in FEI’s casino or serve as officers or directors of FEI’s casino must be disclosed to, and are subject to investigation by, Mississippi liquor authorities. All liquor licenses are subject to annual renewal, are revocable and, except for FEI’s liquor licenses obtained from the City of Las Vegas, are not transferable. The liquor agencies have broad powers to limit, condition, suspend or revoke any liquor license. Any disciplinary action with respect to any of FEI’s liquor licenses could, and any failure to renew or revocation of FEI’s liquor licenses would, have a material adverse effect on FEI’s business.
Risks Related to GNOG’s Business and Industry
Competition within the gaming industry is intense and GNOG’s existing and potential users may be attracted to GNOG’s competitors’ offerings as well as competing forms of entertainment such as television, movies, sporting events, and other online/digital experiences. If GNOG’s offerings do not continue to be popular, GNOG’s business could be harmed.
GNOG operates in the national gaming industry, itself a subsector of the broader entertainment industry, with GNOG’s business-to-consumer offerings, including iGaming and online sports betting. GNOG users face a vast array of entertainment choices. Other forms of entertainment, such as television, movies, sporting events and land-based casinos, are more well-established and may be perceived by GNOG’s users to offer a superior customer experience. GNOG competes with these other forms of entertainment for the discretionary time and income of GNOG’s existing and potential users. If GNOG is unable to sustain sufficient interest in GNOG’s product offerings in comparison to other forms of entertainment, including new forms of entertainment, GNOG’s business may suffer.
The specific industries in which GNOG operates are characterized by dynamic customer demand and technological advances, and there is intense competition among online gaming and interactive entertainment providers. Several established, well-financed companies producing online gaming and/or interactive entertainment products and services compete with GNOG’s offerings, and other well-capitalized companies may introduce competitive services. Such competitors may spend more money and time on developing and testing products and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products or services than GNOG’s, which could negatively impact its business. GNOG’s competitors may also develop products, features, or services that are similar to GNOG’s or that achieve greater market acceptance. Furthermore, new competitors, whether licensed or not, may enter the online gaming industry. There has also been considerable consolidation among competitors in the entertainment and gaming industries and such consolidation and future consolidation could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive products, gain a larger market share, expand offerings and broaden their geographic scope of operations. If GNOG is not able to maintain or improve its market share, or if its offerings lose popularity, its business could suffer.
GNOG may experience fluctuations in its operating results, which make its future results difficult to predict and may cause its operating results to fall below expectations.
GNOG’s financial results have fluctuated in the past and it expects its financial results to fluctuate in the future. These fluctuations may be due to a variety of factors, some of which are outside of its control and may not fully reflect the underlying performance of its business.
GNOG’s financial results in any given period may be influenced by numerous factors, many of which it is unable to predict or are outside of its control, including the impact of seasonality, customer betting results, and the other risks and uncertainties set forth herein. Consumer engagement in GNOG’s iGaming and online sports betting services may decline or fluctuate as a result of a number of factors, including the user’s level of satisfaction with GNOG’s platforms, GNOG’s ability to improve and innovate, GNOG’s ability to adapt its platform, outages and disruptions of online services, the services offered by its competitors, its marketing and advertising efforts or declines in consumer activity generally as a result of economic downturns, among others. Any decline or fluctuation in the recurring portion of GNOG’s business may have a negative impact on its business, financial condition, results of operations or prospects.
In GNOG’s iGaming offering, operator losses can at times be limited per stake to a maximum payout, but there is content where the max win exposure is uncapped due to features in the game that can potentially trigger more significant wins. When looking at bets across a period of time, however, these losses can potentially be significant. GNOG’s financial results may also fluctuate based on whether it pays out any jackpots to its iGaming users during the relevant period. As part of GNOG’s iGaming offering, it offers progressive jackpot games. Each time a progressive jackpot game is played, a portion of the amount wagered by the user is contributed to the jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined base amount. While GNOG maintains a provision for these progressive jackpots, the cost of the progressive jackpot payout would be a cash outflow for GNOG’s business in the period in which it is won with a potentially significant adverse effect on its financial condition and cash flows. Because winning is underpinned by a random algorithm, GNOG cannot predict with absolute certainty when a progressive jackpot payout will be incurred. In addition, GNOG does not insure against random outcomes or jackpot wins.
GNOG relies on information technology and other systems and platforms, and any failures, errors, defects or disruptions in such systems or platforms could diminish its brand and reputation, subject GNOG to liability, disrupt its business, affect its ability to scale its technical infrastructure and adversely affect its operating results and growth prospects. GNOG’s online gaming offerings, software applications and systems, and the third-party platforms upon which they are made available could contain undetected errors.
GNOG’s technology infrastructure is provided by third party providers critical to the performance of its platform and offerings. For example, GNOG’s back-end platform, which is critical to the performance of

GNOG’s platform and offering, is provided by NYX Digital Gaming (USA), LLC (“NYX”), a subsidiary of Scientific Games Corporation. GNOG’s agreement with NYX provides for an initial four-year term for each state in which GNOG conducts business, subject to optional one-year renewals thereafter unless either party elects to otherwise terminate. GNOG pays NYX a fee based on a percentage of net gaming revenue, plus certain fixed costs. Further, technology provided by Ezugi NJ LLC (“Ezugi”), an affiliate of Evolution Malta Limited (“Evolution”), is critical to the performance of GNOG’s Live Dealer offering. GNOG’s agreement with Ezugi provides for a term through August 2021, and upon expiration, GNOG has an agreement with Evolution to continue to obtain Live Dealer technology for an additional five years thereafter. Under both the Ezugi and Evolution agreements, GNOG pays a fee based on a percentage of net gaming revenue generated by GNOG’s own offering and, in some instances, generated by third parties utilizing GNOG’s live studio, plus certain fixed costs. These third party providers’ systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be detrimental to GNOG’s business. The third parties on which GNOG relies provide resources for network and data security to protect GNOG’s systems and data. GNOG cannot assure with certainty that the measures it and such third parties take to prevent or reduce the likelihood of cyber-attacks, protect their systems, data and user information, to prevent outages, to prevent data or information loss and fraud, and to prevent or detect security breaches, will provide absolute security. GNOG has experienced, and it may in the future experience, website disruptions, outages and other performance problems resulting from a variety of factors, including internet and application connection issues, infrastructure failure and changes, human or software errors and capacity constraints. Such disruptions have not had a material impact on GNOG to date; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with its computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could materially adversely affect GNOG’s business, financial condition, results of operations and business prospects.
Some of GNOG’s third party platforms and systems are not fully redundant, and disaster recovery planning may not be sufficient for all eventualities. GNOG’s and its third-party service providers’ disaster recovery do not offer full offsite failover recovery, which could result in GNOG’s operations and offerings being offline for a period of time to sufficiently recover any impacted third-party infrastructure and recover the latest available data, as well as any time required to receive the required regulatory approvals. GNOG’s live dealer studio connectivity and technical infrastructure is owned and operated by GNOG; however, the data center and key services such as security and access, surveillance, network and connectivity, electricity and cooling are provided by third parties. These third-party providers have experienced issues in the past and any such issues in the future could have a material impact on the ability of GNOG to provide live dealer services to GNOG and its partner customers. Any such material impact could result in a material effect to GNOG’s revenues and partner customer confidence in GNOG’s ability to provide reliable live dealer services. Any such loss of partner customer confidence could result in such partner customers moving to competitor live dealer services and studios.
GNOG relies on facilities, components, and services supplied by third parties, including data center facilities and cloud storage services. If these third parties cease to provide the facilities or services, experience operational interference or disruptions, breach their agreements with GNOG, fail to perform their obligations and meet GNOG’s expectations, or experience a cybersecurity incident, GNOG’s operations could be disrupted or otherwise negatively affected. Any such disruption or negative impact could result in an extensive interruption in GNOG’s operations and damage to GNOG’s reputation and brand, materially and adversely affecting GNOG’s business. GNOG does not carry business interruption insurance sufficient to compensate GNOG for all losses that may result from interruptions in GNOG’s service as a result of systems failures and other events.
Additionally, GNOG’s offerings may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch. If a particular offering is unavailable when users attempt to access it, or navigation through GNOG’s platforms is slower than they expect, users may be unable to place their iGaming or sports betting wagers in time and may be less likely to return to GNOG’s platforms as frequently, if at all. Furthermore, programming errors, defects and data corruption could disrupt GNOG’s operations, adversely affect the experience of its users, harm its brand perception, cause its users to stop utilizing GNOG’s platforms, divert its resources and delay market acceptance of its offerings, any of which could result in legal liability to it or harm its business, financial condition, results of operations and business prospects.

If GNOG’s user base and engagement continue to grow, and the amount and types of offerings continue to grow and evolve, it will need to allocate an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy its users’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing expansion projects may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of its offerings. In addition, there may be issues related to this infrastructure that are not detected during the testing phases of design and implementation, which may only become evident after GNOG has started to fully use the underlying equipment or software, that could further degrade the user experience or increase GNOG’s costs. As such, GNOG could fail to continue to effectively scale and grow its technical infrastructure to accommodate increased demands.
GNOG believes that if its users have a negative experience with its offerings, or if its brand or reputation is negatively affected, users may be less inclined to continue utilizing its products or recommend its platform to other potential users. As such, a failure or significant interruption in its service would harm its brand’s reputation, business prospects and operating results.
GNOG relies on third-party providers to validate the identity and location of GNOG’s users, and if such providers fail to accurately confirm user information or GNOG does not maintain business relationships with them, GNOG’s business, financial condition and results of operations could be adversely affected.
GNOG cannot guarantee that the third-party geolocation and identity verification systems that GNOG relies on will perform effectively. GNOG relies on these geolocation and identity verification systems to ensure GNOG follows certain laws and regulations, and any service disruption to those systems would prohibit GNOG from operating its platform and would adversely affect GNOG’s business. Additionally, incorrect or misleading geolocation and identity verification data with respect to current or potential users received from third-party service providers may result in GNOG inadvertently allowing access to its offerings to individuals who are not permitted to access them, or otherwise inadvertently deny access to individuals who are permitted access them, in each case based on inaccurate identity or geographic location determination. GNOG’s third-party geolocation services provider relies on its ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. Changes, disruptions or temporary or permanent failure to access such sources by GNOG’s third-party service providers may result in their inability to accurately determine the location of GNOG’s users. Moreover, failure to maintain GNOG’s existing contracts with third-party service providers, or to replace them with equivalent third parties, may result in GNOG’s inability to access geolocation and identity verification data necessary for GNOG’s operations. If any of these risks materializes, GNOG may be subject to disciplinary action, fines, lawsuits, and GNOG’s business, financial condition and results of operations could be adversely affected.
GNOG’s platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict GNOG’s ability to provide its offerings.
GNOG’s internal and third-party platforms contain software modules licensed to it by third-party authors under “open source” licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise GNOG’s platform.
Some open source licenses contain requirements that GNOG and its third-party providers make available source code for modifications or derivative works GNOG and its third-party providers create, or that GNOG or its third-party providers grant other licenses to their proprietary software, based upon the type of open source software GNOG and its third-party providers use. If GNOG comingles any in-house software with open source software in a certain manner, GNOG and its third-party providers could, under certain open source licenses, be required to release their proprietary source code to the public. This would enable GNOG’s competitors to create similar offerings at a lower economic cost and ultimately could result in a loss of GNOG’s competitive advantages. Alternatively, to avoid the public release of the affected portions of GNOG’s source code, GNOG could be required to expend substantial time and resources to reengineer some or all of GNOG’s software.

Although GNOG monitors its use of open source software to avoid subjecting GNOG’s platform to conditions it does not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on GNOG’s ability to provide or distribute GNOG’s platform. In the past there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As such, GNOG could be subject to lawsuits by parties claiming infringement of intellectual property rights in what GNOG believes to be open source software. Moreover, GNOG cannot assure that GNOG’s processes for controlling the use of open source software in GNOG’s platform will be effective. If GNOG is determined to have breached or failed to fully comply with all the terms and conditions of an open source software license, GNOG could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing its offerings on terms that are not economically feasible, to re-engineer GNOG’s platform, to discontinue or delay the provision of its offerings if re-engineering could not be accomplished on a timely basis or to make generally available, proprietary source code, any of which could adversely affect its business, financial condition and results of operations.
GNOG relies on third-party payment processors to process deposits and withdrawals made by customers on GNOG’s platform, and if GNOG cannot manage GNOG’s relationships with such third parties and other payment-related risks, GNOG’s business, financial condition and results of operations could be adversely affected.
GNOG relies on a limited number of third-party payment processors to process deposits and withdrawals made by customers on GNOG’s platform. If any of GNOG’s third-party payment processors terminates its relationship with it or refuses to renew its agreement with it on economically reasonable terms, GNOG would be forced to find an alternative payment processor, and may not be able to secure favorable terms or replace such payment processor in a timely manner. Further, the software and services provided by GNOG’s third-party payment processors may not meet GNOG’s expectations, contain errors or other defects, be compromised or experience outages. Any of these risks could cause GNOG to lose its ability to accept online payments or other payment transactions or make timely payments to users on GNOG’s platform, any of which could make GNOG’s platform less well perceived by the market and adversely affect its ability to attract and retain its users.
Nearly all of GNOG’s payments are made by credit card, debit card or through other third-party payment services, which subjects GNOG to certain regulations, contractual obligations and to the risk of fraud. GNOG may in the future offer new payment options to users that may be subject to additional regulations and risks. GNOG is also subject to a number of other laws, regulations and contractual obligations relating to the payments GNOG accept from GNOG’s users, including with respect to money laundering, money transfers, privacy and information security. If GNOG fails to comply with applicable rules and regulations, GNOG may be subject to civil or criminal penalties, fines and/or higher transaction fees and may lose its ability to accept online payments or other payment card transactions, which could make its platform less well perceived by its users. If any of these events were to occur, GNOG’s business, financial condition and results of operations could be adversely affected.
For example, if GNOG is deemed to be a money transmitter as defined by applicable regulation, GNOG could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies who may define money transmitter differently. Certain states may have a more expansive view of who qualifies as a money transmitter. If GNOG is found to be a money transmitter under any applicable regulation and GNOG is not in compliance with such regulations, GNOG may be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. Penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of material assets or other enforcement actions. GNOG could also be required to make changes to GNOG’s business practices or compliance programs as a result of regulatory scrutiny.
Additionally, GNOG’s payment processors require GNOG to comply with payment card network operating rules, which are set and interpreted by payment card networks. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit GNOG from providing certain offerings to particular users, be costly to implement or difficult to follow. GNOG has agreed to reimburse its payment processors for fines they are assessed by payment card networks if GNOG or the users on GNOG’s platform violate these rules. Any of the foregoing risks could adversely affect GNOG’s business, financial condition and results of operations.
GNOG relies on other third-party service providers and if such third parties do not perform adequately or terminate their relationships with GNOG, its costs may increase and GNOG’s business, financial condition and results of operations could be adversely affected.
GNOG relies heavily on GNOG’s relationships with third-party information technology service providers. For example, GNOG relies on third parties for online connectivity, infrastructure hosting, technical infrastructure, network management, content delivery, load balancing and protection against hacking and distributed denial-of-service attacks. If those providers do not perform adequately, GNOG’s users may experience errors or disruptions in operations and services. Furthermore, if any of GNOG’s partners terminates its relationship with GNOG or refuses to renew its agreement with GNOG on commercially reasonable terms, GNOG could be forced to find an alternative provider and may not be able to secure similar terms in a timely manner. GNOG also relies on other software and services supplied by third parties, such as communications and internal software, and GNOG’s business may be adversely affected to the extent such software and services do not meet GNOG’s expectations, contain errors or vulnerabilities, are compromised or experience outages. Any of these risks could increase GNOG’s costs and adversely affect GNOG’s business, financial condition and results of operations. Further, any negative publicity related to any of GNOG’s third-party partners, including any publicity related to regulatory concerns, could adversely affect GNOG’s brand’s reputation and could potentially lead to increased regulatory or litigation exposure.
GNOG incorporates technology from third parties into GNOG’s platform. GNOG cannot be certain that GNOG’s licensors are not infringing the intellectual property rights of others or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which GNOG may operate. Some of GNOG’s license agreements may be terminated by GNOG’s licensors at their determination. If GNOG is unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against GNOG’s suppliers and licensors or against it, or if GNOG is unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, GNOG’s ability to develop GNOG’s platform containing that technology could be severely limited and GNOG’s business could be harmed.
Additionally, if GNOG is unable to obtain necessary technology from third parties, GNOG may be forced to acquire or develop or own services which could be economically costly and negatively impact GNOG’s operations. If alternative technology cannot be obtained or developed, GNOG may not be able to offer certain functionality as part of GNOG’s offerings, which could adversely affect GNOG’s business, financial condition and results of operations.
GNOG relies on strategic relationships with casinos and other gaming operators to offer GNOG’s products in certain jurisdictions. If GNOG cannot establish and manage such relationships with these partners, GNOG’s business, financial condition and results of operations could be adversely affected.
Under some states’ gaming laws, online betting is limited to a finite number of retail operators, who own a “skin” or “skins” under that state’s law. A “skin” is a legally-authorized license from a state to offer online betting services provided by a casino. The “skin” provides a market access opportunity for mobile operators to operate in the jurisdiction subject to the appropriate licensure and other required approvals from the appropriate regulatory body. The entities that control those “skins,” and the numbers of “skins” available, are typically determined by state betting laws. In order to offer iGaming and online sports betting in Michigan, GNOG currently intends to rely on a tribal casino in order to get access through a “skin.” GNOG has also recently executed similar agreements in Illinois and West Virginia. A “skin” is what allows GNOG to gain access to a jurisdiction where online operators are required to have a retail relationship. If GNOG cannot establish, renew or manage GNOG’s relationships, as it pertains to Michigan, Illinois or West Virginia or any other states GNOG enters in the future, GNOG’s relationships could be terminated, and GNOG would not be allowed to operate in those jurisdictions until GNOG enters into new relationships, which could be at significantly higher cost. As a result, GNOG’s business, financial condition and results of operations could be adversely affected.

GNOG relies on licenses to use the intellectual property rights of third parties, which are incorporated into GNOG’s products and services. Failure to renew or expand existing licenses may require GNOG to modify, limit or discontinue certain offerings, which could materially affect its business, financial condition and results of operations.
GNOG relies on products, technologies and intellectual property that GNOG licenses from third parties, for use in GNOG’s business-to-business and business-to-consumers offerings. Substantially all of GNOG’s offerings and services use intellectual property licensed from third parties. The future success of GNOG’s business may depend, in part, on GNOG’s ability to obtain, retain and expand licenses for popular technologies and games in a competitive market. GNOG cannot assure that these third-party licenses, or support for such licensed products and technologies, will continue to be available to GNOG on commercially reasonable terms, if at all. In the event that GNOG cannot renew and expand existing licenses, GNOG may be required to discontinue or limit GNOG’s use of the products that include or incorporate the licensed intellectual property.
Some of GNOG’s license agreements contain minimum guaranteed royalty payments to the third-party licensor. If GNOG is unable to generate sufficient revenue to offset the minimum guaranteed royalty payments, it GNOG’s results of operations, cash flows and financial condition. GNOG’s license agreements generally allow for assignment by GNOG in the event of a strategic transaction but some contain limited termination rights in the event of an attempted assignment by GNOG. Certain of GNOG’s license agreements grant the licensor rights to audit GNOG’s use of the licensor’s intellectual property. Disputes with licensors over license agreements could result in the payment of additional royalties or penalties by GNOG, cancellation or non-renewal of the underlying license or litigation. The regulatory review process and licensing requirements also may preclude GNOG from using technologies owned or developed by third parties if those parties are unwilling to subject themselves to regulatory review or do not meet regulatory requirements. Some gaming authorities require gaming manufacturers to obtain approval before engaging in certain transactions, such as acquisitions, mergers, reorganizations, financings, stock offerings and share repurchases. Obtaining such approvals can be costly and time consuming, and GNOG cannot assure that such approvals will be granted or that the approval process will not result in delays or disruptions to GNOG’s strategic objectives.
GNOG’s growth will depend, in part, on the success of GNOG’s strategic relationships with third parties. Overreliance on certain third parties, or GNOG’s inability to extend existing relationships or agree to new relationships may cause unanticipated costs and impact GNOG’s future financial performance.
GNOG relies on relationships with advertisers, casinos and other third parties in order to attract users to GNOG’s platform. These relationships along with providers of online services, search engines, social media, directories and other websites and ecommerce businesses direct consumers to GNOG’s platform. In addition, many of the parties with whom GNOG has advertising arrangements provide advertising services to other companies, including other gaming platforms with whom GNOG competes. While GNOG believes there are other third parties that could drive users to GNOG’s platform, adding or transitioning to them may disrupt GNOG’s business and increase GNOG’s costs. In the event that any of GNOG’s existing relationships or GNOG’s future relationships fails to provide services to GNOG in accordance with the terms of GNOG’s arrangement, or at all, and GNOG is not able to find suitable alternatives, this could impact GNOG’s ability to attract consumers in a cost-effective manner and thus harm GNOG’s business, financial condition, results of operations and business prospects.
GNOG’s growth prospects may suffer if GNOG is unable to develop successful offerings or if GNOG fails to pursue additional offerings. In addition, if GNOG fails to make the right investment decisions in GNOG’s offerings and technology platform, GNOG may not attract and retain key users and GNOG’s revenue and results of operations may decline.
The industries in which GNOG operates are subject to frequent changes in standards, technologies, products and service offerings, as well as in customer demands, preferences and regulations. GNOG must continuously make decisions regarding which offerings and technology to invest in to meet customer demand in compliance with evolving industry standards and regulatory requirements and must continually introduce and successfully market new and innovative technologies, offerings and enhancements to remain competitive and effectively stimulate customer demand, acceptance and engagement. GNOG’s ability to engage, retain, and increase its user base and to increase its revenue depends heavily on its ability to successfully implement new offerings, both independently and jointly with third parties. GNOG may introduce significant changes to its existing platforms and offerings or develop and introduce new and unproven products, with which GNOG has little or no prior development or operating experience. The process of developing new offerings and systems is inherently complex and uncertain, and new offerings may not be well received by users, even if well reviewed and of high quality. If GNOG is unable to develop technology and products that address users’ needs or enhance and improve GNOG’s existing platforms and offerings in a timely manner, that could have a material adverse effect on GNOG’s business, financial condition, results of operations and business prospects.
Although GNOG intends to continue investing in innovative content and systems, if new or enhanced offerings fail to engage GNOG’s users or partners, GNOG may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify GNOG’s investments, any of which may seriously harm GNOG’s business. In addition, management may not properly ascertain or assess the risks of new initiatives, and subsequent events may alter the risks that GNOG evaluated at the time it decided to execute any new initiative. Developing new offerings may also divert GNOG’s management’s attention from other business issues and opportunities. Even if GNOG’s new offerings attain market acceptance, those new offerings could cannibalize the market share of GNOG’s existing product offerings or share of GNOG’s users’ wallets in a manner that could negatively impact their economics. Furthermore, such expansion of GNOG’s business may increase the complexity of GNOG’s business and place a significant strain on GNOG’s management, operations, technical systems and financial resources and GNOG may not recover the often substantial up-front costs of developing and marketing new offerings or recover the opportunity cost of diverting management and financial resources away from other offerings. In the event of continued growth of GNOG’s operations, products or in the number of third-party relationships, GNOG may not have adequate resources, operationally, technologically or otherwise to support such growth and the quality of its existing platforms, offerings or relationships with third parties. Conversely, failure to effectively identify, pursue and execute new offerings, or to efficiently adapt GNOG’s processes and infrastructure to meet the needs of GNOG’s innovations, may adversely affect GNOG’s business, financial condition, results of operations and business prospects.
Any new offerings may also require GNOG’s users to learn new skills to use GNOG’s platform. This could create friction in the adoption of new offerings and new user additions related to any new offerings. To date, new offerings and enhancements on GNOG’s existing platforms have not hindered GNOG’s user growth or engagement. To the extent that future users are less willing to invest the time to learn to use GNOG’s products, and if GNOG is unable to make GNOG’s products easier to learn to use, GNOG’s user growth or engagement could be affected, and GNOG’s business could be harmed. GNOG may develop new products that increase user engagement and costs without increasing revenue.
Additionally, GNOG may make poor or unprofitable decisions regarding these investments. If new or existing competitors offer more attractive offerings, GNOG may lose users or users may decrease their spending on GNOG’s platforms. New customer preferences, superior competitive offerings, new industry standards or changes in the regulatory environment could render GNOG’s existing offerings unattractive, unmarketable or obsolete and require FEI to make substantial unanticipated changes to GNOG’s platforms or business model. GNOG’s failure to adapt to a rapidly changing market or evolving customer demands could harm GNOG’s business, financial condition, results of operations and business prospects.
GNOG’s growth inherently depends on GNOG’s ability to attract and retain users, and the loss of GNOG’s users, failure to attract new users in a cost-effective manner, or failure to effectively manage GNOG’s growth could adversely affect GNOG’s business, financial condition, results of operations and business prospects.
GNOG’s ability to achieve growth in revenue in the future will depend, in large part, upon GNOG’s ability to attract new users to its offerings, retain existing users of its offerings and reactivate users in a cost-effective manner. Achieving growth in GNOG’s database of users may require GNOG to engage in increasingly costly sales and marketing efforts, which may impact GNOG’s return on investment. GNOG has used and expects to continue to use a variety of free and paid marketing channels, in combination with compelling offers and exciting games to achieve GNOG’s objectives. For paid marketing, GNOG intends to leverage a broad array of advertising channels. If the search engines on which GNOG relies modify their algorithms, change their terms around gaming, or if the prices at which GNOG may purchase listings increase, then GNOG’s costs could increase, and fewer users may visit GNOG’s website. If links to GNOG’s website are not displayed prominently in online search results, if fewer users visit GNOG’s website, if GNOG’s other digital marketing campaigns are not effective, of it the costs of attracting users using any of GNOG’s current methods significantly increase, then GNOG’s ability to efficiently attract new users could be reduced, GNOG’s revenue could decline and GNOG’s business, financial condition and results of operations could be harmed.
In addition, GNOG’s ability to increase the number of users of GNOG’s offerings will depend on continued user adoption of iGaming and online sports betting. Growth in the iGaming and online sports betting industries and the level of demand for and market acceptance of GNOG’s product offerings will be subject to a high degree of uncertainty. GNOG cannot assure that consumer adoption of GNOG’s product offerings will continue or exceed current growth rates, or that the industry will achieve more widespread acceptance.
Additionally, as technological or regulatory standards change and GNOG modifies its platform to comply with those standards, GNOG may need users to take certain actions to continue accessing GNOG’s offerings, such as performing age verification checks or accepting new terms and conditions. Users may stop using GNOG’s product offerings if the quality of the user experience on its platform, including age checks, terms and conditions acceptance, and support capabilities in the event of a problem, does not meet their expectations or keep pace with the quality of the customer experience generally offered by competitive offerings.
GNOG’s business is subject to a variety of U.S. laws, many of which are unsettled and still developing, and which could subject it to claims or otherwise harm GNOG’s business. Any change in existing regulations or their interpretation, or the regulatory climate applicable to GNOG’s products and services, or changes in tax rules and regulations or interpretation thereof related to its products and services, could adversely impact its ability to operate its business as currently conducted or as it seeks to operate in the future, which could have a material adverse effect on GNOG’s financial condition and results of operations.
GNOG is generally subject to laws and regulations relating to iGaming and online sports betting in the jurisdictions in which GNOG conducts its business, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary by jurisdiction and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on GNOG’s operations and financial results. Some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable that to happen. The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on GNOG’s results of operations.
Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on GNOG’s operations and financial results. Governmental authorities could view GNOG as having violated local laws, despite GNOG’s efforts to obtain all applicable licenses or approvals. There is also risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent monopoly providers, or private individuals, could be initiated against GNOG, Internet service providers, credit card and other payment processors iGaming and online sports betting industries. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon GNOG or its licensees or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on GNOG’s business, financial condition, results of operations and prospects, as well as impact GNOG’s reputation.
There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to GNOG’s business to prohibit, legislate or regulate various aspects of the iGaming and online sports betting industries (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on GNOG’s business, financial condition and results of operations, either as a result of GNOG’s determination that a jurisdiction should be blocked, or because a local license or approval may be costly for GNOG or its business partners to obtain and/or such licenses or approvals may contain other commercially undesirable conditions.
GNOG’s growth prospects depend on the legal status of real-money gaming in various jurisdictions and legalization may not occur in as many states as GNOG expects, or may occur at a slower pace than GNOG anticipates. Additionally, even if jurisdictions legalize real money gaming, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than GNOG anticipates, which could adversely affect GNOG’s future results of operations and make it more difficult to meet GNOG’s expectations for financial performance.
Several states have legalized or are currently evaluating the legalization of real money gaming, and GNOG’s business, financial condition, results of operations and business prospects are significantly dependent upon the status of legalization in these states. GNOG’s business plan is partially based upon the legalization of real money gaming in additional states and the legalization may not occur as GNOG has anticipated. Additionally, if a large number of additional states or the federal government enact real money gaming legislation and GNOG is unable to obtain, or is otherwise delayed in obtaining, the necessary licenses to operate iGaming websites or online sports betting in U.S. jurisdictions where such games are legalized, GNOG’s future growth in iGaming and online sports betting could be materially impaired.
As GNOG enters new jurisdictions, states or the federal government may legalize real money gaming in a manner that is unfavorable to it. As a result, GNOG may encounter legal, regulatory and political challenges that are difficult or impossible to foresee and could result in an unforeseen adverse impact on planned revenues or costs associated with the new opportunity. For example, certain states require GNOG to have a relationship with a land-based, licensed casino for iGaming and online sports betting access, which tends to increase GNOG’s costs. States that have established state-run monopolies may limit opportunities for private sector participants like GNOG. States also impose substantial tax rates on online sports betting and iGaming revenue, in addition to a federal excise tax of 25 basis points on the amount of each sports wager. Tax rates, whether federal- or state-based, that are higher than GNOG expects will make it more costly and less desirable for it to launch in a given jurisdiction, while tax increases in any of GNOG’s existing jurisdictions may adversely impact GNOG’s profitability.
Therefore, even in cases in which a jurisdiction purports to license and regulate iGaming or online sports betting, the licensing and regulatory regimes can vary considerably in terms of their business friendliness and at times may be intended to provide incumbent operators with advantages over new licensees. Therefore, some “liberalized” regulatory regimes are considerably more economically viable than others.
Failure to comply with regulatory requirements in a particular jurisdiction, or the failure to successfully obtain a license or permit applied for in a particular jurisdiction, could impact GNOG’s ability to comply with licensing and regulatory requirements in other jurisdictions, or could cause the rejection of license applications or cancelation of existing licenses in other jurisdictions, or could cause financial institutions, online and mobile platforms, and distributors to stop providing services to GNOG, which GNOG relies upon to receive payments from, or distribute amounts to, its users, or otherwise to deliver and promote its services.
Compliance with the various regulations applicable and real money gaming is costly and time-consuming. Regulatory authorities at the U.S. federal, state and local levels have broad powers with respect to the regulation of real money gaming operations and may revoke, suspend, condition or limit GNOG’s real money gaming licenses, impose substantial fines or take other actions, any one of which may have a material adverse effect on GNOG’s business, financial condition, results of operations and business prospects. These laws and regulations are dynamic and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current laws or regulations or enact new laws and regulations regarding these matters. GNOG will strive to comply with all applicable laws and regulations relating to GNOG’s business. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules.

Non-compliance with any such law or regulations could expose GNOG to claims, proceedings, litigation and investigations by private parties and regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect GNOG’s business.
Any real money gaming license could be revoked, suspended or conditioned at any time. The loss of a license in one jurisdiction could trigger the loss of a license or affect GNOG’s eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause GNOG to cease offering some or all of GNOG’s offerings in the impacted jurisdictions. GNOG may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect GNOG’s operations. GNOG’s delay or failure to obtain or maintain licenses in any jurisdiction may prevent GNOG from distributing its offerings, increasing GNOG’s customer base and/or generating revenues. GNOG cannot guarantee that it will be able to obtain and maintain the licenses and related approvals necessary to conduct GNOG’s iGaming and online sports betting operations. Any failure to maintain or renew GNOG’s existing licenses, registrations, permits or approvals could have a material adverse effect on GNOG’s business, financial condition, results of operations and business prospects.
GNOG may incur significant costs in order to comply with software and app store guidelines and requirements. Non-compliance with such guidelines and requirements could limit GNOG’s ability to distribute its apps and, consequently, could have an adverse effect on GNOG’s revenues.
Microsoft, Apple, Google and other software and distribution providers that GNOG uses to distribute its apps and services continue to update their software development kits and app store guidelines. GNOG’s failure to comply with such guidelines and requirements could result in GNOG being refused or restricted access to critical distribution channels. As an example, Apple recently released updated app store and software development guidelines that require all real money gaming apps to comply with Apple’s native user interface requirements and content delivery mechanisms. Such updates require a fundamental change to the way all real money gaming operators develop and manage their app front ends and content. Further, updates and changes to software and app store guidelines and requirements may require GNOG and its third party providers to invest significant time and resources to redevelop solutions, which may result in significant costs for GNOG. These changes can also limit the functionality of the user interface, competitive differentiation of the product and availability of content, which can have a material impact on GNOG’s business and revenues. App stores are a critical distribution channel for GNOG customers to download and access its software and services. At any time, an app store provider could decline an app submission or remove an app due to non-compliance with its software development kit requirements and store guidelines, which could result in a material adverse impact on GNOG’s ability to distribute its apps and, consequently, a material adverse effect on its revenues.
GNOG’s growth prospects and market potential will depend on GNOG’s ability to obtain licenses to operate in a number of jurisdictions and if GNOG fails to obtain such licenses GNOG’s business, financial condition, results of operations and business prospects could be impaired.
GNOG’s ability to grow its business will depend on GNOG’s ability to obtain and maintain licenses to offer GNOG’s product offerings in a large number of jurisdictions or in heavily populated jurisdictions. If GNOG fails to obtain and maintain licenses in large jurisdictions or in a greater number of mid-market jurisdictions, this may prevent GNOG from expanding the footprint of its product offerings, increasing GNOG’s user base and/or generating revenues. GNOG cannot be certain that it will be able to obtain and maintain licenses and related approvals necessary to conduct GNOG’s iGaming and online sports betting operations. Any failure to obtain and maintain licenses, registrations, permits or approvals could have a material adverse effect on GNOG’s business, financial condition, results of operations and business prospects.
GNOG may have difficulty accessing the service of banks, credit card issuers and payment processing services providers, which may impair its ability to sell its products and services.
Although financial institutions and payment processors are permitted to provide services to GNOG and others in GNOG’s industry, banks, credit card issuers and payment processing service providers may be hesitant to offer banking and payment processing services to real money gaming businesses. Consequently, those businesses involved in GNOG’s industry, including GNOG’s own, may encounter difficulties in establishing and maintaining banking and payment processing relationships with a full scope of services and generating market rate interest. If GNOG were unable to maintain its bank accounts or GNOG’s users were unable to use their credit cards, bank accounts or e-wallets to make deposits and withdrawals from GNOG’s platforms it would make it difficult for GNOG to operate its business, increase GNOG’s operating costs, and pose additional operational, logistical and security challenges which could result in an inability to implement GNOG’s business plan. GNOG is subject to risks related to the geographic concentration of its operations.
All of GNOG’s revenues to date were generated from its online gaming operations in New Jersey and GNOG expects that it will continue to generate substantially all of its revenues in New Jersey until such time that GNOG is able to generate a material portion of its revenues from online gaming in other states. Even if GNOG’s planned launch of online gaming platforms in Michigan and Pennsylvania, Illinois and West Virginia is successful, GNOG’s operations will be limited to five states. Changes to prevailing economic, demographic, competitive, regulatory or any other conditions in the markets in which GNOG operates, particularly in New Jersey, could lead to a reduction in demand for GNOG’s offerings, resulting in a decline in its revenues and, in turn, a material deterioration of its financial condition. Further, GNOG’s ability to geographically diversify its revenues is limited by the legal status of real money gaming in other jurisdictions.
Due to the nature of GNOG’s business, GNOG is subject to taxation in several jurisdictions and changes in, or new interpretation of, tax laws, tax rulings or their application by tax authorities could result in additional tax liabilities and could materially affect GNOG’s financial condition and results of operations.
GNOG’s tax obligations are varied and include U.S. federal and state taxes due to the nature of GNOG’s business. The tax laws applicable to GNOG’s business are subject to interpretation, and significant judgment is required in determining GNOG’s worldwide provision for income taxes. In the course of GNOG’s business, there will be many transactions and calculations where the ultimate tax determination is uncertain. In addition, changes in tax laws, or interpretations thereof, may require the collection of information not regularly produced by GNOG, the use of estimates in GNOG’s consolidated financial statements, and the exercise of significant judgment in accounting for its provisions, which could cause GNOG’s results to differ from previous estimates and could materially affect GNOG’s consolidated financial statements.
The gaming industry represents a significant source of tax revenue to the jurisdictions in which GNOG operates. Gaming companies and business-to-business providers in the gaming industry (directly and/or indirectly by way of their commercial relationships with operators) are currently subject to significant taxes and fees in addition to normal corporate income taxes, and such taxes and fees are subject to increases at any time. From time to time, various legislators and other government officials have proposed and adopted changes in tax laws, or in the administration or interpretation of such laws, affecting the gaming industry. In addition, any worsening of economic conditions and the large number of jurisdictions with significant current or projected budget deficits could intensify the efforts of governments to raise revenues through increases in gaming taxes and/or other taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration or interpretation or enforcement of such laws. Any material increase, or the adoption of additional taxes or fees, could have a material adverse effect on GNOG’s business, financial condition, results of operations and prospects.
Additionally, tax authorities may impose indirect taxes on Internet-related commercial activity based on existing statutes and regulations that, in some cases, were established prior to the advent of the Internet. Tax authorities may interpret laws originally enacted for mature industries and apply it to newer industries, such as GNOG. The application of such laws may be inconsistent from jurisdiction to jurisdiction. GNOG’s in-jurisdiction activities may vary from period to period which could result in differences in nexus from period to period.
GNOG is subject to periodic review and audit by domestic tax authorities. Tax authorities may disagree with certain positions GNOG has taken or that GNOG will take, and any adverse outcome of such a review or audit could have a negative effect on GNOG’s business, financial condition and results of operations. Although GNOG believes that GNOG’s tax provisions, positions and estimates are reasonable and appropriate, tax authorities may disagree with certain positions GNOG has taken. In addition, economic and political pressures to increase tax revenue in various jurisdictions may make resolving tax disputes favorably more difficult. GNOG is included in FEI’s consolidated tax return pursuant to a tax sharing agreement.
Risks Related to New FEI’s Organization and Structure
New FEI will be controlled by Mr. Fertitta, whose interests in New FEI’s business may be different from yours.
Mr. Fertitta is expected control approximately 97.1% of the combined voting power of New FEI’s common stock following the Closing of the proposed Business Combination (assuming no redemptions) as a result of his ownership of shares of New FEI’s Class B common stock which is entitled to 10 votes on all matters submitted to a vote of New FEI’s stockholders.
Mr. Fertitta will have the ability to substantially control New FEI, including the ability to control any action requiring the general approval of New FEI’s stockholders, including the election of New FEI’s board of directors, the adoption of amendments to New FEI’s certificate of formation and stockholder amendments to New FEI’s by-laws, the payment and declaration of dividends and the approval of any merger or sale of substantially all of New FEI’s assets. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of New FEI and may make some transactions more difficult or impossible without the support of Mr. Fertitta, even if such events are in the best interests of minority stockholders. This concentration of voting power with Mr. Fertitta may have a negative impact on the price of New FEI’s common stock. In addition, because shares of New FEI’s Class B common stock will each have 10 votes per share on matters submitted to a vote of New FEI’s stockholders, Mr. Fertitta will be able to control New FEI as long as he owns New FEI Class B common stock representing more than a majority of the total voting power of New FEI’s issued and outstanding common stock, voting together as a single class. Mr. Fertitta’s shares of New FEI Class B common stock will automatically convert into shares of New FEI Class A common stock, on a one-to-one basis, on the date on which the number of outstanding shares of New FEI Class B common stock held by Mr. Fertitta represents less than 20% of the voting power of New FEI’s Class B common stock issued and held by Mr. Fertitta at the Closing of the Business Combination. As of Closing, Mr. Fertitta is expected to hold 472,691,124 shares of New FEI Class B common stock, and it is therefore anticipated that Mr. Fertitta will retain control of New FEI for as long as he owns at least 20.0% (approximately 94,538,225 shares) of such number of shares of New FEI Class B common stock.
Mr. Fertitta’s interests may not be fully aligned with yours, which could lead to actions that are not in your best interest. Mr. Fertitta’s significant ownership in New FEI and resulting ability to effectively control New FEI may discourage someone from making a significant equity investment in New FEI, or could discourage transactions involving a change in control, including transactions in which holders of common stock might otherwise receive a premium for your shares over the then-current market price.
The Proposed Charter will provide that, to the fullest extent permitted by law, New FEI renounces any interest or expectancy in a transaction or matter that may be a corporate opportunity for Mr. Fertitta (other than in his capacity as an officer of the Company), and none of New FEI’s non-employee directors will have a duty to present such a corporate opportunity to New FEI. Accordingly, they may invest in competing businesses or do business with New FEI’s clients or customers. To the extent that Mr. Fertitta or New FEI’s non-employee directors invest in other businesses, they may have differing interests than New FEI’s other stockholders.
Any shares of New FEI Class B common stock that New FEI issues, including to Mr. Fertitta, would further dilute the voting power of holders of New FEI Class A common stock.
For additional information regarding the share ownership of, and New FEI’s relationship with, Mr. Fertitta you should read the information under the headings “Principal Stockholders” and “Certain Relationships and Related Party Transactions.”
New FEI cannot predict the impact New FEI’s capital structure and the concentrated control by Mr. Fertitta may have on New FEI’s stock price or New FEI’s business.
New FEI cannot predict whether New FEI’s multiple share class capital structure, combined with the concentrated control by Mr. Fertitta will result in a lower trading price or greater fluctuations in the trading price of New FEI’s Class A common stock, or will result in adverse publicity or other adverse consequences. In addition, some indexes are considering whether to exclude companies with multiple share classes from their membership. For example, in July 2017, FTSE Russell, a provider of widely followed stock indexes, stated that it plans to require new constituents of its indexes to have at least five percent of their voting rights in the hands of public stockholders. In addition, in July 2017, S&P Dow Jones, another provider of widely followed stock indexes, stated that companies with multiple share classes will not be eligible for certain of their indexes. As a result, New FEI’s Class A common stock will likely not be eligible for these stock indexes. New FEI cannot assure you that other stock indexes will not take a similar approach to FTSE Russell or S&P Dow Jones in the future. Exclusion from indexes could make New FEI’s Class A common stock less attractive to investors and, as a result, the market price of New FEI’s Class A common stock could be adversely affected.
New FEI will be exempt from certain corporate governance requirements since New FEI will be a “controlled company” within the meaning of the Exchange rules, and as a result New FEI’s stockholders will not have the protections afforded by these corporate governance requirements.
Mr. Fertitta will control more than 50% of New FEI’s combined voting power upon the completion of the Business Combination. As a result, New FEI will be considered a “controlled company” for the purposes of the Exchange rules and corporate governance standards, and therefore New FEI will be permitted to, and New FEI intends to, elect not to comply with certain corporate governance requirements of the Exchange and the NYSE, including those that would otherwise require New FEI’s board of directors to have a majority of independent directors and require that New FEI establish Compensation and Nominating and Corporate Governance Committees, each composed entirely of independent directors. Accordingly, holders of New FEI’s Class A common stock will not have the same protections afforded to stockholders of companies that are subject to all of the rules and corporate governance standards of the Exchange, and the ability of New FEI’s independent directors to influence New FEI’s business policies and affairs may be reduced. New FEI expects to remain a controlled company until Mr. Fertitta no longer controls more than 50% of New FEI’s combined voting power. Mr. Fertitta holds Class B common stock, which has 10 votes per share. See “Management — Controlled Company.” Mr. Fertitta’s shares of Class B common stock will automatically convert into Class A common stock, on a one-to-one basis on the date on which the number of outstanding shares of Class B common stock held by Mr. Fertitta represents less than 20% of the voting power of New FEI’s Class B common stock issued and held by Mr. Fertitta at the Closing of the Business Combination. As of Closing, Mr. Fertitta is expected to hold 472,691,124 shares of New FEI Class B common stock, and it is therefore anticipated that Mr. Fertitta will retain control of New FEI for as long as he owns at least 20.0% (approximately 94,538,225 shares) of such number of shares of New FEI Class B common stock. Because there is no time-based sunset date for New FEI’s Class B common stock, New FEI may continue to be a controlled company indefinitely.
Risks Related to the Class A Common Stock
Future sales of New FEI’s common stock, or the perception in the public markets that these sales may occur, may depress the price of New FEI’s Class A common stock.
Additional sales of a substantial number of shares of New FEI’s common stock in the public market after the Closing of the Business Combination, or the perception that such sales may occur, could have an adverse effect on New FEI’s stock price and could impair New FEI’s ability to raise capital through the sale of additional stock. Upon the Closing of the Business Combination, New FEI expects to have 147,000,000 shares of Class A common stock issued and outstanding (assuming no redemptions). The Class A common stock held by FAST’s public stockholders will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any Class A common stock acquired in the Private Placement, which will be restricted securities under the Securities Act; however, New FEI has agreed to file a resale registration statement within 15 days of the Closing of the Business Combination with respect to such securities.
Mr. Fertitta and the Sponsor have agreed that until the earlier of one year following the Closing of the Business Combination and the date on which the closing price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days following the Closing, not to offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of New FEI’s common stock, or any options or warrants to purchase any of New FEI’s common stock or any securities convertible into, exchangeable for or that represent the right to receive New FEI’s common stock, subject to specified exceptions. After the lock-up agreements expire, the Sponsor may sell up to 3,000,000 shares of common stock in the public market either in a registered offering or pursuant to an exemption from registration, such as Rule 144 promulgated under the Securities Act (“Rule 144”).
In addition, New FEI has initially reserved for issuance under New FEI’s Incentive Award Plan           shares of common stock. Any shares of common stock that New FEI issues, including under the 2021 Plan or other equity incentive plans that New FEI may adopt in the future, would dilute the percentage ownership held by holders of Class A common stock.
The price of New FEI’s Class A common stock may be volatile, and you may be unable to resell your Class A common stock at or above the price at which you purchased such stock or at all.
After the Closing of the Business Combination, the market price for New FEI’s Class A common stock is likely to be volatile. In addition, the market price for New FEI’s Class A common stock may fluctuate significantly in response to a number of factors, most of which New FEI cannot control, including, among others:
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trends and changes in consumer preferences in the industries in which New FEI operates;

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changes in general economic or market conditions or trends in New FEI’s industry or the economy as a whole and, in particular, in the consumer and advertising marketplaces;

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changes in key personnel;

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New FEI’s entry into new markets;

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changes in New FEI’s operating performance;

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investors’ perceptions of New FEI’s prospects and the prospects of the businesses in which New FEI participates;

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fluctuations in quarterly revenue and operating results, as well as differences between New FEI’s actual financial and operating results and those expected by investors;

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the public’s response to press releases or other public announcements by New FEI or third parties, including New FEI’s filings with the SEC;

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announcements relating to litigation;

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guidance, if any, that New FEI provides to the public, any changes in such guidance or New FEI’s failure to meet such guidance;

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changes in financial estimates or ratings by any securities analysts who follow New FEI’s Class A common stock, New FEI’s failure to meet such estimates or failure of those analysts to initiate or maintain coverage of New FEI’s Class A common stock;

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downgrades in New FEI’s credit ratings or the credit ratings of New FEI’s competitors;

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the development and sustainability of an active trading market for New FEI’s Class A common stock;

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investor perceptions of the investment opportunity associated with New FEI’s Class A common stock relative to other investment alternatives;

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the inclusion, exclusion, or deletion of New FEI’s stock from any trading indices;

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future sales of New FEI’s common stock by New FEI’s officers, directors and significant stockholders;

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other events or factors, including those resulting from system failures and disruptions, hurricanes, wars, acts of terrorism, other natural disasters or responses to such events;

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price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

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and changes in accounting principles. These and other factors may lower the market price of New FEI’s Class A common stock, regardless of New FEI’s actual operating performance. As a result, New FEI’s Class A common stock may trade at prices significantly below the price at which you purchased such common stock.

In addition, the stock markets, including the Exchange, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If New FEI were to become involved in securities litigation, New FEI could incur substantial costs and New FEI’s resources and the attention of management could be diverted from New FEI’s business.
New FEI may not pay any cash dividends for the foreseeable future and any decision to declare and pay future dividends will be at the sole discretion of New FEI’s board of directors which will be controlled by Mr. Fertitta.
New FEI may not immediately pay cash dividends on New FEI’s common stock. However, New FEI may in the future decide to pay dividends on New FEI’s common stock. The declaration and payment of future dividends to holders of New FEI’s common stock will be at the discretion of New FEI’s board of directors, which is controlled by Mr. Fertitta, and will depend upon many factors, including New FEI’s financial condition, earnings, legal requirements, tax obligations, restrictions in the debt instruments of New FEI’s subsidiaries, including the terms of the Golden Nugget, LLC indentures and credit facilities and the GNOG credit facilities, and other factors deemed relevant by New FEI’s board of directors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Long Term Debt” for more information on the restrictions New FEI’s and New FEI’s subsidiaries’ debt covenants will impose on New FEI's and its subsidiaries' ability to declare and pay cash dividends. As a holding company, New FEI’s ability to pay dividends depends on New FEI’s receipt of cash dividends from New FEI’s subsidiaries, which may further restrict New FEI’s ability to pay dividends as a result of the laws of their respective jurisdictions of organization, regulation by gaming authorities, agreements of New FEI’s subsidiaries or covenants under indebtedness that New FEI or they may incur.
If New FEI is unable to effectively implement or maintain a system of internal control over financial reporting, New FEI may not be able to accurately or timely report New FEI’s financial results and New FEI’s stock price could be adversely affected.
Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) will require New FEI to evaluate the effectiveness of New FEI’s internal control over financial reporting as of the end of each fiscal year, include a management report assessing the effectiveness of New FEI’s internal control over financial reporting beginning with New FEI’s Annual Report on Form 10-K for the year ending December 31, 2021. Additionally, once the combined company ceases to be an emerging growth company, the combined company's independent registered accounting firm will also be required to attest to the effectiveness of its internal controls over financial reporting in each Annual Report on Form 10-K to be filed with the SEC. New FEI may in the future identify material weaknesses or significant deficiencies that New FEI may be unable to remedy before the requisite deadline for those reports. New FEI’s ability to comply with the annual internal control reporting requirements will depend on the effectiveness of New FEI’s financial reporting and data systems and controls across New FEI’s company. New FEI expects these systems and controls to involve significant expenditures and to become increasingly complex as New FEI’s business grows. To effectively manage this complexity, New FEI will need to continue to improve New FEI’s operational, financial and management controls and New FEI’s reporting systems and procedures. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause New FEI to fail to meet New FEI’s financial reporting obligations or result in material misstatements in New FEI’s financial statements, which could adversely affect New FEI’s business and reduce New FEI’s stock price.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about New FEI or New FEI’s business, the price of New FEI’s Class A common stock and trading volume could decline.
The trading market for New FEI’s Class A common stock will depend in part on the research and reports that securities or industry analysts publish about New FEI or New FEI’s business. New FEI does not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of New FEI’s company, the trading price for New FEI’s Class A common stock would be negatively impacted. If New FEI obtains securities or industry analyst coverage and if one or more of the analysts who cover New FEI downgrades New FEI’s Class A common stock or publishes inaccurate or unfavorable research about New FEI or New FEI’s business, New FEI’s share price would likely decline. If one or more of these analysts cease coverage of New FEI or fail to publish reports on New FEI regularly, demand for New FEI’s Class A common stock could decrease, which could cause New FEI’s stock price to decline. In addition, if New FEI’s operating results fail to meet the expectations of securities analysts, New FEI’s stock price would likely decline.
Transformation into a public company may increase New FEI’s costs and disrupt the regular operations of New FEI’s business.
FEI has historically operated as a privately owned company, and FEI has incurred, and New FEI expects to in the future incur, significant additional legal, accounting, reporting and other expenses as a result of having publicly traded common stock, including, but not limited to, increased costs related to auditor fees, legal fees, directors’ fees, directors and officers insurance, investor relations and various other costs. We also anticipate that New FEI will incur costs associated with corporate governance requirements, including requirements under the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, 2010, as well as rules implemented by the Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board. Compliance with these rules and regulations will make some activities more difficult, time-consuming, or costly, and increase demand, and as a result may place a strain, on New FEI’s systems and resources. Moreover, the additional demands associated with being a public company may disrupt regular operations of New FEI’s business by diverting the attention of some of New FEI’s senior management team away from revenue producing activities.
In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. New FEI intends to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If New FEI’s efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against New FEI, which could have an adverse effect on New FEI’s business, financial condition and results of operations.
Risks Related to FAST and the Business Combination
Directors and officers of FAST have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.
When considering FAST’s board of directors’ recommendation that its stockholders vote in favor of the approval of the Business Combination, FAST Stockholders should be aware that directors and officers of FAST have interests in the Business Combination that may be different from, or in addition to, the interests of FAST Stockholders. These interests include:
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If we are unable to complete our initial business combination by August 25, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law.

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Our initial stockholders purchased the founder shares prior to our IPO for an aggregate purchase price of $25,000. Upon the Closing, such founder shares will be exchanged for 5,000,000 shares of New FEI Class A common stock, 2,000,000 of which will be forfeited in accordance with the terms of the Sponsor Agreement. Such securities, if unrestricted and freely tradable would be valued at approximately $36.3 million, based on the closing price of $12.10 per share of our Class A common stock on The NYSE on November 17, 2021. As a result of the nominal price of $0.004 per share paid by the Sponsor compared to the recent market price of the FAST Class A common stock, the Sponsor and its affiliates are likely to earn a positive rate of return on their investments in the founder shares even if other holders of FAST Class A common stock experience a negative rate of return on their investments in the Class A common stock.

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Simultaneously with the closing of our IPO, we consummated the sale of 6,000,000 private placement warrants at a price of $1.00 per warrant in a private placement to our initial stockholders. The warrants are each exercisable commencing 30 days following the Closing for one share of FAST Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by August 25, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our initial stockholders will be worthless. The warrants held by our initial stockholders had an aggregate market value of approximately $36.9 million based upon the closing price of $6.15 per warrant on the NYSE on November 17, 2021. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by August 25, 2022.

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Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by August 25, 2022. Certain of them may continue to serve as officers and/or directors of New FEI after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New FEI board of directors determines to pay to its directors and/or officers.

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Our initial stockholders and our officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if FAST fails to complete a business combination by August 25, 2022.

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In light of the foregoing, our initial stockholders will receive material benefits from the completion of the Business Combination and may be incentivized to complete the Business Combination rather than liquidate even if (i) FEI is a less favorable target company or (ii) the terms of the Business Combination are less favorable to stockholders.

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In order to protect the amounts held in the trust account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the trust account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

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Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to FAST and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay the working capital loans, but no proceeds held in the trust account would be used to repay the working capital loans.

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Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

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Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by FAST from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.
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Following the closing of the Business Combination and assuming that all warrants to purchase New FEI common stock have been exercised, the Sponsor is expected to own approximately 1.4% of the outstanding shares of New FEI common stock (assuming both no redemptions and maximum redemptions).

These financial interests of the initial stockholders, officers and directors and entities affiliated with them may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation FAST’s Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the stockholders.
FAST’s initial stockholders have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.
Our initial stockholders have agreed to vote their shares in favor of the Business Combination. The initial stockholders own approximately 20% of our outstanding shares prior to the Business Combination. Accordingly, it is more likely that the necessary stockholder approval for the Business Combination will be received than would be the case if our initial stockholders had agreed to vote their shares in accordance with the majority of the votes cast by our public stockholders.
FAST’s initial stockholders, directors, officers, advisors and their affiliates may elect to purchase shares or public warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of our common stock.
FAST’s initial stockholders, directors, officers, advisors or their affiliates may purchase public shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares or public warrants in such transactions.
In the event that FAST’s initial stockholders, directors, officers, advisors or their affiliates purchase public shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their public shares. The purpose of any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a closing condition in the Merger Agreement that requires us to have a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of our common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
Warrants will become exercisable for New FEI Class A common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Following the Business Combination, there will be 10,000,000 outstanding public warrants to purchase 10,000,000 shares of New FEI Class A common stock at an exercise price of $11.50 per share, which warrants will become exercisable 30 days following the Closing. In addition, there will be 6,000,000 private placement warrants outstanding exercisable for 6,000,000 shares of New FEI Class A common stock at an exercise price of $11.50 per share. To the extent such warrants are exercised, additional shares of New FEI Class A common stock will be issued, which will result in dilution to the holders of New FEI Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New FEI Class A common stock.
New FEI may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
New FEI will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of New FEI Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders (i) to exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell the warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the private placement warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.
In addition, we may redeem your warrants after they become exercisable for a number of shares of New FEI Class A common stock determined based on the redemption date and the fair market value of New FEI Class A common stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our common stock had your warrants remained outstanding. Historical trading prices for FAST’s Class A common stock have not exceeded the $18.00 per share threshold at which the public warrants would become redeemable. In the event New FEI determines to redeem the public warrants, holders of such redeemable warrants would be notified of such redemption as described in our warrant agreement. Specifically, in the event that New FEI elects to redeem all of the redeemable warrants as described above, New FEI will fix a date for the redemption (the “Redemption Date”) and a notice of redemption will be mailed by first class mail, postage prepaid, by New FEI not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder receives such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via New FEI’s posting of the redemption notice to DTC. None of the private placement warrants will be redeemable by New FEI so long as they are held by Sponsor or its permitted transferees.
Even if we consummate the Business Combination, there can be no assurance that the warrants will be “in the money” at the time they become exercisable, and they may expire worthless.
The exercise price for the outstanding warrants is $11.50 per share of New FEI Class A common stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.
You may only be able to exercise your public warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer shares of Class A common stock from such exercise than if you were to exercise such warrants for cash.
The warrant agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do so for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the shares of Class A common stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the shares of Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the public warrants for redemption. If you exercise your public warrants on a cashless basis, you would pay the warrant exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of our shares of Class A common stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average closing price of the shares of Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of Class A common stock from such exercise than if you were to exercise such warrants for cash.
Our warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.
Our warrant agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”),and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrantholder’s counsel in the foreign action as agent for such warrant holder.
This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorablefor disputes with our company, which may discourage such law suits. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.
We have no obligation to net cash settle the public warrants.
In no event will New FEI have any obligation to net cash settle the public warrants. Furthermore, if we are unable to complete theBusiness Combination and liquidate the funds held in the Trust Account, holders of public warrants will not receive any of such funds with respect to their public warrants, nor will they receive any distribution from our assets held outside of the Trust Account with respect to such public warrants. Accordingly, the public warrants may expire worthless.
We have not registered the shares of common stock issuable upon exercise of the public warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise public warrants, thus precluding such investor from being able to exercise our public warrants except on a cashless basis and potentially causing such public warrants to expire worthless.
We have not registered the shares of common stock issuable upon exercise of the public warrants under the Securities Act or anystate securities laws at this time. However, under the terms of the warrant agreement, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, We will use our best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the warrants and thereafter will use its best efforts to cause the same to become effective within 60 business days following our initial business combination and to maintain a current prospectus relating to the common stock issuable upon exercise of the public warrants,until the expiration of the public warrants in accordance with the provisions of the warrant agreement. We cannot assure you that it will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference there in are not current or corrector the SEC issues a stop order. If the shares issuable upon exercise of the public warrants are not registered under the Securities Act,we will be required to permit holders to exercise their public warrants on a cashless basis. However, no public warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their public warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if our Class A common stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their public warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we elect to do so, it will not be required to file or maintain in effect a registration statement, and in the event it does not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any public warrant, or issue securities or other compensation in exchange for the public warrants in the event that we are unable to register or qualify the shares underlying the public warrants under applicable state securities laws and there is no exemption available. If the issuance of the shares upon exercise of the public warrants is not so registered or qualified or exempt from registration or qualification, the holder of such public warrant shall not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In such event, holders who acquired their public warrants as part of a purchase of public units will have paid the full unit purchase price solely for the shares of common stock included in the public units. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. We will use our best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in the IPO. However, there may be instances in which holders of our public warrants may be unable to exercise such public warrants but holders of our private warrants may be able toexercise such private warrants.
We may amend the terms of the public warrants in a manner that may be adverse to holders with the approval by the holders of atleast 50% of the then-outstanding public warrants. As a result, the exercise price of a holder’s public warrants could be increased, the exercise period could be shortened and the number of shares of our Class A common stock purchasable upon exercise of a public warrant could be decreased, all without the approval of that warrant holder.
Our public warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the public warrants may be amended without the consent ofany holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the public warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of shares of common stock purchasable upon exercise of a public warrant.

We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect New FEI's ability to report its results of operations and financial condition accurately and in a timely manner.
Following the issuance of the SEC Statement on May 13, 2021, our management and our audit committee concluded that, in light of the SEC Statement, it was appropriate to restated previously issued and audited financial statements as of and for the period ended December 31, 2020.
Our management and our audit committee also concluded that it was appropriate to restate previously issued financial statements for the affected periods (as defined in our audited financial statements included in this proxy statement/prospectus). Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation of those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
As described elsewhere in this proxy statement/prospectus, we have identified a material weakness in our internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants we issued in connection with our initial public offering in August 2020. As a result of this material weakness, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020. This material weakness resulted in a material misstatement of our derivative warrant liabilities, change in fair value of derivative warrant liabilities, Class A common stock subject to possible redemption, accumulated deficit and related financial disclosures for the Affected Periods. We have also identified a material weakness in our internal control over financial reporting related to our application of ASC 480-10-S99-3A to its accounting classification of our public shares. As a result of this material weakness, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020. Historically, a portion of the public shares was classified as permanent equity to maintain stockholders’ equity greater than $5 million on the basis that we will not redeem our public shares in an amount that would cause its net tangible assets to be less than $5,000,001, as described in the Current Charter. Pursuant to our re-evaluation of our application of ASC 480-10-S99-3A to our accounting classification of the public shares, our management has determined that the public shares include certain provisions that require classification of all of the public shares as temporary equity regardless of the net tangible assets redemption limitation contained in the Current Charter. For a discussion of management’s consideration of the material weakness identified related to our accounting for a significant and unusual transaction related to the warrants we issued in connection with the August 2020 initial public offering and our application of ASC 480-10-S99-3A to its accounting classification of the public shares, see “Note 2 — Restatement of Previously Issued Financial Statements” to our financial statements included elsewhere in this proxy statement/prospectus.
We have concluded that our internal control over financial reporting was ineffective as of December 31, 2020 because material weaknesses existed in our internal control over financial reporting. we have taken a number of measures to remediate the material weaknesses described therein; however, if we are unable to remediate our material weaknesses in a timely manner or if we identify additional material weaknesses, we may be unable to provide required financial information in a timely and reliable manner and we may incorrectly report financial information. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form S-3 or Form S-4, which may impair our ability to obtain capital in a timely fashion to execute our business strategies of issue shares to effect an acquisition. In either case, there could result a material adverse effect on our business. The existence of material weaknesses or significant deficiencies in internal control over financial reporting could adversely affect our reputation or investor perceptions of us, which could have a negative effect on the trading price of our common stock. In addition, we will incur additional costs to remediate material weaknesses in our internal control over financial reporting.

We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting.
Following the issuance of the SEC Statement, our management and our audit committee concluded that it was appropriate to restate our previously issued audited financial statements as of December 31, 2020 and for the period from June 4, 2020 (inception) through December 31, 2020. Our management and our audit committee also concluded that it was appropriate to restate our previously issued financial statements for the Affected Periods. See “— We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.” As part of the restatement, we identified a material weakness in our internal controls over financial reporting.
As a result of such material weakness, the restatement, the change in accounting for the warrants, the change in the classification of all of our public shares as temporary equity, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date hereof, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition or our ability to complete a business combination.
Our stockholders will experience immediate dilution as a consequence of the issuance of New FEI Class A common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that our current stockholders have on the management of New FEI.
Assuming that no public stockholders exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, FAST’s initial stockholders and public stockholders will hold 23,000,000 shares of New FEI Class A common stock, or 15.6% of the outstanding Class A common stock. Assuming that FAST's public stockholders holding 2,096,186 public shares exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, FAST’s initial stockholders and public stockholders will hold 20,903,814 shares of New FEI Class A common stock, or 14.4% of the outstanding Class A common stock.
There are currently outstanding an aggregate of 16,000,000 warrants to acquire New FEI Class A common stock, which comprise 6,000,000 private placement warrants held by FAST’s initial stockholders at the time of FAST’s IPO and 10,000,000 public warrants. Each of FAST’s outstanding whole warrants is exercisable commencing 30 days following the Closing for one share of New FEI Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of New FEI Class A common stock is issued as a result of such exercise, with payment to New FEI of the exercise price of $11.50 per share, New FEI’s fully-diluted share capital would increase by a total of 16,000,000 shares, with approximately $184,000,000 paid to New FEI to exercise the warrants.
Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New FEI’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.
Although FAST has conducted due diligence on FEI, FAST cannot assure you that this diligence revealed all material issues that may be present in their respective businesses, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of FAST’s or FEI’s control will not later arise. As a result, New FEI may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with FAST preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on New FEI’s liquidity, the fact that New FEI reports charges of this nature could contribute to negative market perceptions about New FEI or its securities. In addition, charges of this nature may cause New FEI to violate net worth or other covenants to which it may be subject. Accordingly, any FAST Stockholder who chooses to remain a stockholder of New FEI following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by FAST’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of New FEI’s securities may decline.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of FAST’s securities prior to the Closing may decline. The market values of FAST’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which FAST Stockholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Merger Agreement is based on the per share value of the amount in the trust account and will not be adjusted to reflect any changes in the market price of FAST’s Class A common stock, the market value of New FEI Class A common stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.
In addition, following the Business Combination, fluctuations in the price of New FEI’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the stock of either FEI or New FEI and trading in the shares of FAST’s Class A common stock has not been active. Accordingly, the valuation ascribed to New FEI in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for New FEI’s securities develops and continues, the trading price of New FEI’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New FEI’s control. Any of the factors listed below could have a material adverse effect on your investment in New FEI’s securities and New FEI’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New FEI’s securities may not recover and may experience a further decline.
Factors affecting the trading price of New FEI’s securities may include:
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actual or anticipated fluctuations in New FEI’s quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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changes in the market’s expectations about New FEI’s operating results;

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success of competitors;

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lack of adjacent competitors;

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New FEI’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning New FEI or the industries in which New FEI operates in general;

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operating and stock price performance of other companies that investors deem comparable to New FEI;

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New FEI’s ability to market new and enhanced products and services on a timely basis;

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changes in laws and regulations affecting New FEI’s business;

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commencement of, or involvement in, litigation involving New FEI;

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changes in New FEI’s capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of shares of New FEI Class A common stock available for public sale;

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any major change in New FEI’s board or management;

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sales of substantial amounts of New FEI Class A common stock by New FEI’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

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general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of New FEI’s securities irrespective of New FEI’s operating performance. The stock market in general, and the NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New FEI’s securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to New FEI could depress New FEI’s stock price regardless of New FEI’s business, prospects, financial conditions or results of operations. A decline in the market price of New FEI’s securities also could adversely affect New FEI’s ability to issue additional securities and New FEI’s ability to obtain additional financing in the future.
Investors may not have the same benefits as an investor in an underwritten public offering.
New FEI will become a publicly listed company upon the completion of the Business Combination. The Business Combination is not an underwritten initial public offering of New FEI’s securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:
Like other business combinations and spin-offs, in connection with the Business Combination, investors will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. New FEI investors must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of New FEI’s business or material misstatements or omissions in this proxy statement/prospectus.
In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on the trading day immediately following the closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of New FEI securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of New FEI securities or helping to stabilize, maintain or affect the public price of New FEI securities following the closing. Moreover, New FEI will not engage in, and have not and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the New FEI securities that will be outstanding immediately following the closing. In addition, since New FEI will become public through a merger, securities analysts of major brokerage firms may not provide coverage of New FEI since there is no incentive to brokerage firms to recommend the purchase of its common shares. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on New FEI’s behalf. All of these differences from an underwritten public offering of New FEI’s securities could result in a more volatile price for New FEI’s securities.
In addition, the Sponsor, certain members of the FAST board of directors and its officers, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to those of holders of New FEI’s securities following completion of the Business Combination, and that would not be present in an underwritten public offering of New FEI’s securities. Such interests may have influenced the board of directors of FAST in making their recommendation that FAST shareholders vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus.
Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if New FEI became a publicly listed company through an underwritten initial public offering instead of upon completion of the merger.
Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what FEI’s actual financial position or what results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.
There can be no assurance that New FEI Class A common stock that will be issued in connection with the Business Combination will be approved for listing on the NYSE following the Closing of the Business Combination, or that we will be able to comply with the continued listing standards of the NYSE.
The New FEI Class A common stock and warrants are expected to be listed on NYSE following the Business Combination. New FEI’s continued eligibility for listing may depend on the number of FAST’s shares that are redeemed. If, after the Business Combination, NYSE delists New FEI Class A common stock from trading on its exchange for failure to meet the listing standards, we and New FEI’s stockholders could face significant material adverse consequences including:
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a limited availability of market quotations for New FEI’s securities;

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a determination that New FEI Class A common stock is a “penny stock” which will require brokers trading in New FEI Class A common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New FEI Class A common stock;

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a limited amount of analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

FAST’s Current Charter states that we must complete an initial business combination by August 25, 2022. If we have not completed an initial business combination by then (or such later date as FAST’s stockholders may approve in accordance with FAST’s Current Charter), we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of FAST’s remaining stockholders and FAST’s Board, liquidate and dissolve, subject in each case to FEI’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, FAST’s public stockholders may only receive approximately $10.00 per share and FAST’s warrants will expire worthless.
Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public stockholders.
Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of  (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the funds held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public stockholders may be reduced below $10.00 per share.
If, before distributing the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If our stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Class A common stock for a pro rata portion of the trust account.
Holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the trust account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to our transfer agent by 5:00 p.m., New York City time, on December 10, 2021. Stockholders electing to redeem their shares will receive their pro rata portion of the funds held in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination.
The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.
The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by FAST Stockholders is not obtained or that there are not sufficient funds in the trust account, in each case subject to certain terms specified in the Merger Agreement (as described under “The Merger Agreement — Conditions to Closing”), or that other closing conditions are not satisfied. If FAST does not complete the Business Combination, it could be subject to several risks, including:

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the parties may be liable for damages to one another under the terms and conditions of the Merger Agreement;

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negative reactions from the financial markets, including declines in the price of FAST’s Class A common stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

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the attention of FAST’s management will have been diverted to the Business Combination rather than FAST’s own operations and pursuit of other opportunities that could have been beneficial to that organization.

The Proposed Charter designates the Southern District of Texas in the State of Texas as the exclusive forum for certain types of actions and proceedings that may be initiated by New FEI’s stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with New FEI or its directors, officers, employees or agents.
The Proposed Charter will require that, to the fullest extent permitted by law and unless New FEI otherwise consents in writing to the selection of an alternative forum, the Southern District of Texas in the State of Texas will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of New FEI, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, employee, agent or stockholder of New FEI to New FEI or New FEI’s stockholders, (iii) any action asserting a claim against New FEI, its directors, officers, employees or agents arising pursuant to any provision of the TBOC, the Proposed Charter or the Proposed Bylaws or as to which the TBOC confers jurisdiction on the Southern District of Texas in the State of Texas or (iv) any action asserting a claim against New FEI, its Directors, officers, employees or agents governed by the internal affairs doctrine; in each such case subject to such Southern District of Texas having personal jurisdiction over the indispensable parties named as defendants therein.
Further, the Proposed Charter will require that, to the fullest extent permitted by law and unless New FEI consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of New FEI shall be deemed to have notice of and consented to the exclusive forum provision of the Proposed Charter.
Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision will benefit New FEI by providing increased consistency in the application of Texas law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against New FEI’s directors and officers.
There may be unexpected delays in the completion of the Business Combination, or the Business Combination may not be completed at all.
The Merger Agreement provides that either we or FEI may terminate the Merger Agreement if the Business Combination has not occurred by December 1, 2021. Certain events may delay the completion of the Business Combination or result in a termination of the Merger Agreement. Some of these events are outside the control of either party. In particular, completion of the Business Combination requires the affirmative vote of holders of not less than a majority of all outstanding shares of FAST’s common stock as of the record date for the special meeting of FAST’s stockholders to approve the Business Combination and an amendment to FAST’s Current Charter. We cannot assure FAST’s stockholders that the conditions to the completion of the Business Combination will be satisfied or waived, or that any adverse change, effect, event, circumstance, occurrence or state of facts that could give rise to the termination of the Merger Agreement will not occur, and we cannot provide any assurances as to whether or when the Business Combination will be completed.

The pendency of the Business Combination could have an adverse effect on FAST’s stock price, business, financial condition, results of operations or business prospects.
The announcement and pendency of the Business Combination could disrupt FAST’s business in negative ways. For example, customers and other third-party business partners of FAST or FEI may seek to terminate and/or renegotiate their relationships with FAST or FEI as a result of the Business Combination, whether pursuant to the terms of their existing agreements with FAST and/or FEI or otherwise. In addition, current and prospective employees of FAST and FEI may experience uncertainty regarding their future roles within the combined company, which might adversely affect FAST’s or New FEI’s ability to retain, recruit and motivate key personnel. Should they occur, any of these events could adversely affect the stock price of, or harm the financial condition, results of operations or business prospects of, FAST.
The regulatory approvals required in connection with the merger may not be obtained or may contain materially burdensome conditions.
Completion of the Business Combination is conditioned upon the receipt of certain regulatory approvals, and neither FAST nor FEI can provide assurance that these approvals will be obtained. If any conditions or changes to the proposed structure of the Business Combination are required to obtain these regulatory approvals, they may have the effect of jeopardizing or delaying completion of the Business Combination or reducing the anticipated benefits of the Business Combination. If FAST agrees to any material conditions in order to obtain any approvals required to complete the Business Combination, the business and results of operations of the combined company may be adversely affected.
If the Restructuring does not qualify as generally tax-free for U.S. federal income tax purposes, New FEI could be subject to significant tax liabilities.
Some or all of the transactions occurring pursuant to the Restructuring may not qualify for tax-free treatment under the Code, in which case New FEI, and/or certain of FEI’s subsidiaries, could be subject to significant U.S. federal income tax liability. If certain steps of the Restructuring do not qualify under Sections 355 and 368(a)(1)(D) of the Code, New FEI, and/or certain of FEI’s subsidiaries, would recognize taxable gain on the property distributed pursuant to the Restructuring as if such property had been sold in a taxable transaction for its fair market value. In addition, pursuant to tax matters agreements to be entered into in connection with the Restructuring, FEI and/or certain of FEI’s subsidiaries, may be required to indemnify entities distributed to Mr. Fertitta in the Restructuring against all or a portion of the taxes incurred by such entities in the event that the Restructuring fails to qualify for tax-free treatment under the Code. If FEI is required to pay any tax liabilities in connection with the Restructuring pursuant to the tax matters agreements or pursuant to applicable tax law, the amounts could be significant.
Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.
On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing our warrants. As a result of the SEC Statement, our reevaluated the accounting treatment of our public and private placement warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.
As a result, included on our balance sheet as of December 31, 2020 contained elsewhere in this proxy statement/prospectus are derivative liabilities related to embedded features contained within our warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly, based on factors that are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.
General Risks Relating to FEI
FEI offers healthcare benefits to certain of FEI’s employees and FEI may experience increased healthcare costs, which could have a material adverse effect on FEI’s business, financial condition and results of operations.
FEI offers access to healthcare benefits to certain of FEI’s employees. Changes in legislation may cause FEI to provide health insurance to employees on terms that differ significantly from FEI’s existing programs. FEI continues to be impacted by the passage of the PPACA. Under the PPACA, FEI has been required to amend FEI’s healthcare plans to, among other things, provide affordable coverage, as defined in the PPACA, to all full time employees, or otherwise be subject to a payment per employee based on the affordability criteria in the PPACA, cover adult children of FEI’s employees to age 26, delete lifetime limits and delete pre-existing condition limitations.
Additionally, some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers.
Taxing authorities may select to audit FEI’s international, federal, state and/or local tax returns from time to time, which may result in tax assessments and penalties that could have an adverse effect on FEI’s results of operations and financial condition.
FEI is subject to federal, state and local taxes in the U.S. as well as taxation by the taxing authorities in countries where FEI has international operations. Although FEI believes that FEI’s tax reporting is accurate, if any taxing authority disagrees with the positions taken by FEI on FEI’s tax returns, FEI could have additional tax liabilities, including interest and penalties, which, if material, could have an adverse impact on FEI’s results of operations and financial condition. The IRS is currently examining our federal income tax returns for fiscal years 2017 and 2018 and the federal income tax returns for fiscal years 2013 through 2019 filed by Del Frisco’s Restaurant Group, which we acquired in 2019.
GNOG has identified a material weakness in its internal control over financial reporting. This material weakness could continue to adversely affect FEI’s ability to report its results of operations and financial condition accurately and in a timely manner.
As a result of that SEC Staff Statement, GNOG’s management reviewed its warrants in accordance with Accounting Standards Codification ASC 815. Following such analysis, GNOG’s management determined that certain terms of GNOG’s outstanding warrants required that such warrants be classified as a derivative liability measured at fair value, with changes in fair value each period reported in earnings, and accordingly restated its previously issued and audited financial statements as of and for the period ended December 31, 2020. In connection with such restatement, GNOG’s management reassessed the effectiveness of its disclosure controls and procedures as of December 31, 2020. As a result of that reassessment, GNOG determined that its disclosure controls and procedures were ineffective due to a material weakness in evaluating complex accounting issues, which resulted in the restatement.
FEI can give no assurance that the measures FEI or FEI’s affiliates have taken and plan to take in the future will remediate its material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if FEI is successful in strengthening FEI’s controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of FEI’s financial statements.

INFORMATION ABOUT THE PARTIES TO THE MERGER
FAST
FAST is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information regarding FAST, see the section entitled “Other Information Related to FAST.”
FEI
Fertitta Entertainment, Inc., a Texas corporation, is a holding company that owns all of the equity in Golden Nugget, LLC and Landry’s, LLC, approximately 31.494 million shares in GNOG, hotels, real estate, and other investments. The Business Combination will include all of FEI's holdings in GNOG and the majority of the assets and businesses that comprise Golden Nugget, LLC and Landry’s, LLC. Together, Golden Nugget, LLC and Landry’s, LLC represent a multinational, diversified gaming, restaurant, hospitality, and entertainment business based in Houston, Texas, encompassing:
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the renowned Golden Nugget Hotel and Casino concept, with locations in Las Vegas and Laughlin, NV; Atlantic City, NJ; Biloxi, MS; and Lake Charles, LA;

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GNOG, which is a leading online gaming company that is considered a market leader by its peers and was the first to bring Live Dealer and Live Casino Floor to the United States online gaming market and was the past recipient of 15 eGaming Review North America Awards, including the coveted “Operator of the Year” award in 2017, 2018, 2019 and 2020;

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popular entertainment and hospitality destinations throughout the U.S., including Kemah Boardwalk and Galveston Island Historic Pleasure Pier;

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the operation of more than 500 outlets, including over 400 high-end and casual dining establishments around the world, with well-known concepts such as Del Frisco’s, Landry’s Seafood House, Bubba Gump Shrimp Co., the Palm, Rainforest Cafe, Morton’s The Steakhouse, Mastro’s, The Oceanaire Seafood Room, McCormick & Schmick’s Seafood, Houlihan’s Chart House, Joe’s Crab Shack, and Saltgrass Steak House, and the popular New York BR Guest Restaurants such as Dos Caminos, Strip House and Bill’s Bar & Burger.

Immediately after the consummation of the Business Combination, FEI will complete the Restructuring (as defined herein), whereby a limited number of FEI subsidiaries, assets and businesses, representing eight restaurants and certain real estate holdings, that are not intended to be part of the Business Combination will be separated from FEI and distributed to Mr. Fertitta pursuant to the Separation Agreement (as defined herein) and the Split-Off Agreement (as defined herein).
On August 9, 2021, GNOG entered into the GNOG Merger Agreement with DraftKings, New DraftKings and the other parties thereto, pursuant to which New DraftKings agreed to acquire each of DraftKings and GNOG in concurrent mergers. At the closing of the GNOG Merger, New DraftKings will, among other things, acquire each issued and outstanding share of common stock of GNOG, including the shares of GNOG common stock owned by FEI, in exchange for 0.365 of a share of New DraftKings Class A common stock. If the GNOG Merger closes prior to the Closing, the Business Combination will include all of the shares of New DraftKings Class A common stock that FEI receives at closing of the GNOG Merger. If the transactions contemplated by the Business Combination and the GNOG Merger Agreement are consummated, FAST stockholders, indirectly through FEI entities, will have a minority voting interest in New DraftKings.
FAST Merger Corp.
FAST Merger Corp. is a wholly-owned subsidiary of FAST formed for the purpose of effecting the Business Combination and the TX Merger. FAST Merger Corp. was incorporated under the Texas Business Corporation Act on January 20, 2021 and owns no material assets and does not operate any business.

Merger Sub
Merger Sub is a wholly-owned subsidiary of FAST formed solely for the purpose of effecting the Business Combination. Merger Sub was incorporated under the Texas Business Corporation Act on January 20, 2021. Merger Sub owns no material assets and does not operate any business.
LLC Sub
LLC Sub is a wholly-owned subsidiary of FAST Merger Corp. formed solely for the purpose of effecting the Business Combination. LLC Sub was incorporated under the Texas Business Corporation Act on February 11, 2021. LLC Sub owns no material assets and does not operate any business.

THE SPECIAL MEETING
Overview
This proxy statement/prospectus is being provided to FAST Stockholders as part of a solicitation of proxies by the FAST Board for use at the Special Meeting to be convened on December 14, 2021 and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to FAST Stockholders on or about November 24, 2021. In addition, this proxy statement/prospectus constitutes a prospectus for New FEI in connection with the issuance by New FEI of common stock to be delivered to FAST Stockholders in connection with the TX Merger.
Date, Time and Place of the Special Meeting
The special meeting will be held via live webcast at 9:00 a.m. Eastern Time, on December 14, 2021, in virtual format. Stockholders may attend, vote and examine the list of FAST Stockholders entitled to vote at the Special Meeting by visiting https://www.cstproxy.com/fastacq/2021 and entering the control number found on their proxy card, voting instruction form or notice they previously received. In light of public health concerns regarding the coronavirus (COVID-19), the Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically.
Proposals
At the Special Meeting, FAST Stockholders will vote upon:
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the Business Combination Proposal;

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the Reincorporation Proposal;

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the Charter Proposals;

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the Advisory Charter Proposals;

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the Stock Issuance Proposal;

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the Director Election Proposal; and

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the Adjournment Proposal.

FAST’S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE BUSINESS COMBINATION PROPOSAL AND THE OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE FAST STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.
Record Date; Outstanding Shares; Shares Entitled to Vote
FAST has fixed the close of business on October 29, 2021 as the “record date” for determining FAST Stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on October 29, 2021, there were 25,000,000 FAST Shares outstanding and entitled to vote. Each FAST Share is entitled to one vote per share at the Special Meeting.
Quorum
A quorum of FAST Stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of FAST Shares are present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Vote Required and FAST Board Recommendation
The Business Combination Proposal
FAST Stockholders are being asked to consider and vote on a proposal to adopt the Merger Agreement and thereby approve the Business Combination. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, your attention is directed to the full text of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus.
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the meeting and entitled to vote thereon. Abstentions and broker non-votes will have no effect on the outcome of the proposal. The Business Combination cannot be completed unless the Business Combination Proposal is adopted by affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the meeting and entitled to vote thereon.
FAST’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.
The Reincorporation Proposal
Approval of the Reincorporation Proposal requires the affirmative vote of a majority of the outstanding FAST Shares entitled to vote thereon. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.
FAST’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE REINCORPORATION PROPOSAL.
The Charter Proposals
Approval of the Charter Approval Proposal requires the affirmative vote of a majority of the outstanding FAST Shares entitled to vote thereon, voting together as a class. Approval of Charter Proposal A will be subject to the affirmative vote of the holders of a majority of the outstanding shares of FAST Class A Common Stock, voting as a single class. Approval of Charter Proposal B will be subject to the affirmative vote of the holders of a majority of the outstanding shares of FAST Class B Common Stock, voting as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” each of these proposals.
FAST’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE CHARTER PROPOSALS.
The Advisory Charter Proposals
Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by FAST Stockholders present or represented by proxy at the meeting and entitled to vote thereon. Abstentions and broker non-votes will have no effect on the outcome of the proposal.
FAST’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY CHARTER PROPOSALS.
The Stock Issuance Proposal
Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the meeting and entitled to vote thereon. Abstentions and broker non-votes will have no effect on the outcome of the proposal.

FAST’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.
The Incentive Award Plan Proposal
Approval of the Incentive Award Plan Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the meeting and entitled to vote thereon. Abstentions and broker non-votes will have no effect on the outcome of the proposal.
FAST’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE INCENTIVE AWARD PLAN PROPOSAL.
The Director Election Proposal
The election of each of the director nominees pursuant to the Director Election Proposal requires a plurality of the votes cast by the stockholders present in person (which would include presence at the virtual special meeting) or represented by proxy at the special meeting and entitled to vote on the election of directors. This means that each of the director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
FAST’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE DIRECTOR NOMINEES.
Adjournment Proposal
If the chairman of the Special Meeting does not adjourn the Special Meeting, FAST Stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to FAST Stockholders any supplement or amendment to the proxy statement/prospectus and/or (iv) to solicit additional proxies if FAST reasonably determines that it is advisable or necessary to do so in order to obtain FAST Stockholder approval for the Merger Agreement and thereby approval of the Business Combination.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the meeting and entitled to vote thereon. Abstentions and broker non-votes will have no effect on the outcome of the proposal.
THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.
Voting Your Shares
FAST Stockholders may vote electronically at the Special Meeting by visiting https://www.cstproxy.com/ fastacq/2021 or by proxy. FAST recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.
If your FAST Shares are owned directly in your name with our transfer agent, Continental, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”
If you are a FAST Stockholder of record, you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the Merger Agreement and the other proposals presented at the Special Meeting.
Your shares will be counted for purposes of determining a quorum if you vote:
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via the Internet;

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by telephone;

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by submitting a properly executed proxy card or voting instruction form by mail; or

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electronically at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.
Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.
Voting Shares Held in Street Name
If your FAST Shares are held in an account through a broker, bank or other nominee or intermediary, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your FAST Shares, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.
If you do not provide voting instructions to your bank, broker or other nominee or intermediary, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee or intermediary will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals.
Broker non-votes are shares held by a broker, bank or other nominee or intermediary that are present or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee or intermediary is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not generally have voting power on such proposal. Because brokers, banks and other nominees or intermediaries do not generally have discretionary voting with respect to any of the proposals, if a beneficial owner of FAST Shares held in “street name” does not give voting instructions to the broker, bank or other nominee for any proposal, then those shares will not be present or represented by proxy at the Special Meeting.
Revoking Your Proxy
If you are a FAST Stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:
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timely delivering a written revocation letter to the Corporate Secretary of FAST;

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timely submitting your voting instructions again by telephone or over the Internet;

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signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or

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attending the Special Meeting and voting electronically by visiting https://www.cstproxy.com/fastacq/ 2021 and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) FAST Stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Share Ownership and Voting by FAST’s Officers and Directors
As of the record date, the FAST directors and officers and their affiliates had the right to vote approximately 5,000,000 FAST Shares, representing approximately 20% of the FAST Shares then outstanding and entitled to vote at the meeting. FAST’s initial stockholders (consisting of the Sponsor) and its directors at the time of its initial public offering have entered into a letter agreement with us to vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Reincorporation Proposal, “FOR” the approval of the Charter Proposals, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Award Plan Proposal, “FOR” each director nominee and “FOR” the approval of the Adjournment Proposal.
Redemption Rights
Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 20% or more of the shares of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
FAST’s initial stockholders will not have redemption rights with respect to any FAST Shares owned by them, directly or indirectly.
You will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to 5:00 p.m., New York City time, on December 10, 2021, (a) submit a written request to the transfer agent that FAST redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their public shares.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.
Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with FAST’s consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that FAST instruct its transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.
If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, FAST will promptly return any public shares previously delivered by public holders.
For illustrative purposes, the cash held in the trust account on September 30, 2021 was approximately $200.0 million or $10.00 per public share. Prior to exercising redemption rights, public stockholders should verify the market price of FAST shares as they may receive higher proceeds from the sale of their FAST shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. FAST cannot assure its stockholders that they will be able to sell their FAST shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.
If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem your public shares and deliver your FAST shares (either physically or electronically) to the transfer agent, in each case prior to 5:00 p.m., New York City time, on December 10, 2021, the deadline for submitting redemption requests, and the Business Combination is consummated.
Immediately following the Closing, New FEI will pay public stockholders who properly exercised their redemption rights in respect of their public shares.
Appraisal Rights
Neither FAST Stockholders nor FAST warrant holders have appraisal rights in connection with the Business Combination or the TX Merger under the DGCL.
Potential Purchases of Shares and/or Public Warrants
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding FAST or its securities, the initial stockholders, FEI and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire FAST Shares or vote their FAST Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) FAST satisfies the Minimum Proceeds Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the initial stockholders for nominal value.
Costs of Solicitation
FAST will bear the cost of soliciting proxies from FAST Stockholders.
FAST will solicit proxies by mail. In addition, the directors, officers and employees of FAST may solicit proxies from FAST Stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. FAST will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of FAST Shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

FAST has engaged a professional proxy solicitation firm, Morrow, to assist in soliciting proxies for the Special Meeting. FAST has agreed to pay Morrow a fee of $25,000, plus disbursements. FAST will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. FAST will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. FAST’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Other Business
FAST is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the FAST Board may recommend.
Attendance
Only FAST Stockholders on the record date or persons holding a written proxy for any stockholder or account of FAST as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. If you hold your FAST Shares in your name as a stockholder of record and you wish to attend the Special Meeting, please visit https://www.cstproxy.com/fastacq/2021 and enter the control number found on your proxy card. If your FAST Shares are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record in order to vote your shares electronically at the Special Meeting.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Morrow Sodali LLC, the proxy solicitation agent for FAST, by calling (800) 662-5200, or by emailing FST.info@investor.morrowsodali.com.

THE BUSINESS COMBINATION PROPOSAL
Structure of the Business Combination
Pursuant to the Merger Agreement, (i) FAST will change its jurisdiction of incorporation to Texas by merging with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger (i.e., the TX Merger), and (ii) Merger Sub will merge with and into FEI with FEI surviving the merger (i.e., the Merger), and (iii) FEI shall merge with and into LLC Sub, with LLC Sub surviving such merger as a direct, wholly owned subsidiary of FAST Merger Corp. (i.e., the LLC Sub Merger).
Consideration
FEI Equityholders
Under the Merger Agreement, FAST has agreed to combine with FEI for aggregate consideration in the form of shares of New FEI Class B common stock valued at approximately $3.842 billion (subject to adjustment as described in the Merger Agreement) based on (1) proceeds available from the trust account, after giving effect to any and all redemptions, and (2) proceeds from the Private Placement. The value of the transaction consideration will change based on, amongst other things, (i) the difference between the net debt of FEI at the Closing and the current target net debt of $4.6 billion, (ii) the difference between the number of shares of GNOG common stock held by FEI at the Closing and the 31,494,175 shares of GNOG common stock held by FEI at the date of execution of the amendment to the Merger Agreement multiplied by the reference price of $13.00 per share and (iii) (x) the difference between the 60-day average closing stock price of a share of GNOG as of the day prior to the Closing and $13.00 multiplied by (y) 31,494,175 shares of GNOG common stock held by FEI as of the date of execution of the amendment to the Merger Agreement (subject to adjustment by reason of dividend, subdivision, reclassification, recapitalization, split, combination of exchange of shares, the issuance of shares to FEI or certain of its subsidiaries in connection with interest payments paid on any indebtedness of GNOG, or any other similar event between the date of the Merger Agreement and Closing). Based on FEI’s net debt as of September 30, 2021 of $3.9 billion, 31,657,545 shares of GNOG common stock held by FEI as of November 10, 2021 and the GNOG share price of $18.88, the 60-day average as of November 10, 2021, 472.7 million shares of New FEI Class B common stock would be issued to Mr. Fertitta as of the Closing Date, representing an aggregate value of approximately $4.73 billion. A sensitivity analysis on the consideration transferred has been performed to assess the effect that a hypothetical 10% change in the GNOG stock trading price would have on the merger consideration. A 10% change in GNOG’s common stock trading price would cause a corresponding increase/decrease to total consideration of approximately $59.8 million, in each of the no redemption and maximum redemption scenarios described herein.
Not less than four business days prior to the Closing, FEI must deliver to FAST written notice setting forth FEI’s good faith calculation of the transaction value and the number of shares of New FEI Class B common stock to be issued to Mr. Fertitta at Closing. FAST will have two business days following delivery of such calculations to provide any reasonable comments and questions with respect to such calculations, which FEI will consider and respond to in good faith. FEI will subsequently deliver a written notice setting forth the final calculation of the number of New FEI Class B common stock to be issued to Mr. Fertitta at Closing on or before the Closing, which notice will, absent manifest error, be binding on all parties to the Merger Agreement and will be used by New FEI for purposes of issuing the merger consideration to Mr. Fertitta.
The shares of Class B common stock of New FEI will have 10 votes per share. The outstanding shares of Class B common stock of New FEI will be subject to a “sunset” provision if Mr. Fertitta and other permitted holders of Class B common stock collectively cease to beneficially own at least 20% of the number of shares of Class B common stock of New FEI collectively held by Mr. Fertitta and other permitted transferees as of the effective date of the Business Combination.
Upon the effective time of the Merger, all shares of FEI common stock will be canceled and converted into the right to receive the merger consideration as calculated between the parties. Each holder of certificates or book-entry shares will cease to have any rights, except the right to receive merger consideration. Prior to the

Closing, FEI stockholder will deliver to FAST a completed letter of transmittal. In no event will the merger result in the holder of FEI common stock holding less than 50.1% of outstanding FAST common stock following the Closing.
FAST Equityholders
The FAST Shares held by FAST stockholders prior to the consummation of the Business Combination will be exchanged, on a one-for-one basis, for shares of New FEI Class A common stock upon the consummation of the Business Combination.
On the effective date of the reincorporation, holders of FAST Class A common stock and warrants will receive New FEI Class A common stock and warrants of New FEI without needing to take any action and accordingly such holders should not submit the certificates relating to their FAST Class A common stock or warrants.
The Private Placement
FAST entered into Subscription Agreements with certain PIPE Investors (including Jefferies and Tilman Fertitta), pursuant to which, among other things, FAST has agreed to issue and sell, in private placements to close immediately prior to the Closing of the Business Combination, an aggregate of 124,000,000 shares of Class A common stock for $10.00 per share. The Private Placement is expected to close immediately prior to the Closing. In connection with the Closing, pursuant to the Merger Agreement, all of the issued and outstanding shares of FAST Class A common stock, including the shares of FAST Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New FEI Class A common stock. The Company has commitments for approximately $1.24 billion of proceeds in connection with the Subscription Agreements.
Background of the Business Combination
FAST is a special purpose acquisition company incorporated in Delaware on June 4, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. FAST sought to capitalize on the substantial deal sourcing, investing and operating expertise of its management team and advisors to identify and combine with one or more businesses with strong potential for post-COVID growth.
On August 24, 2020, FAST consummated its IPO of 20,000,000 units, with each unit consisting of one share of Class A common stock and one-half of one warrant, generating total gross proceeds of $200,000,000.
At the time of the IPO, neither FAST nor anyone on its behalf had identified or engaged in any substantive discussions, directly or indirectly, with, any potential target with respect to an initial business combination.
After the IPO, FAST’s officers, advisors and directors commenced an active search for prospective businesses or assets to acquire in its initial business combination. FAST’s management team was contacted by, and contacted, numerous individuals, financial advisors and other entities who offered to present ideas for business combination opportunities. In addition, certain FAST advisors and directors identified potential business combination candidates.
Between August 2020 and November 2020 FAST entered into non-disclosure agreements with seven potential business combination candidates in the restaurant and restaurant adjacent industry (none of which was FEI). FAST management conducted preliminary diligence and held introductory discussions with each candidate, and progressed to more substantive discussions with three of the seven regarding target business valuation and other preliminary economic terms of a potential business combination.
As a result of this process, FAST management and its advisors ultimately identified a preferred potential business combination candidate (“Company A”), in light of, among other things, Company A’s focus on developing technology solutions for restaurants. On September 7, 2020 FAST sent Company A a preliminary draft of a term sheet for a proposed business combination.

Between September 8, 2020 and October 12, 2020, representatives from FAST and Company A conducted several meetings to discuss Company A’s business and the potential terms of a business combination in which Company A would become public. FAST, Company A and their advisors exchanged multiple drafts of a term sheet for a proposed business combination. In addition, FAST engaged several consultants with experience in the restaurant industry to assist FAST with its evaluation of Company A.
Ultimately, on October 12, 2020, prior to executing a non-binding term sheet, Company A’s chief executive officer informed FAST management that Company A’s board of directors had expressed doubts as to whether it was ready to be a publicly listed company and, as a result, Company A was no longer interested in a business combination with FAST.
On October 15, 2020, representatives from Jefferies LLC (“Jefferies”), FEI’s financial advisor, reached out to the FAST management team to discuss whether FAST had interest in exploring a potential business combination involving FEI’s Golden Nugget and Landry’s business assets. During this time, FEI and Jefferies had discussions regarding FEI’s outstanding debt and the amount of FEI debt Jefferies believed would need to be paid down in connection with a potential business combination in order to reduce FEI’s leverage to a level consistent with other comparable gaming and hospitality companies.
On October 17, 2020, Doug Jacob, a FAST co-founder and advisor, conducted a meeting with Mr. Fertitta, the Chief Executive Officer and sole stockholder of FEI, to discuss the Golden Nugget and Landry’s businesses and determine if there was interest to explore a potential business combination with FAST to take these businesses public.
On October 21, 2020 representatives from FEI, Jefferies, FAST, Latham & Watkins LLP, FEI’s legal counsel (“Latham”), Winston & Strawn LLP, FAST’s legal counsel (“Winston”) and White & Case LLP, FAST’s legal counsel (“W&C”), participated in a teleconference to discuss a potential business combination between FAST and FEI, including preliminary high-level terms and a possible timeline for such business combination. Among other preliminary terms, the parties contemplated FAST raising a private placement fundraise (a “Private Placement”) in addition to the potential $200M of capital held by FAST in trust in order to partially pay down the existing debt of the Golden Nugget and Landry’s businesses, to reduce FEI’s leverage to a level consistent with other comparable gaming and hospitality companies. At the conclusion of this teleconference, FEI and FAST expressed mutual interest in continuing to explore a business combination transaction and agreed to continue discussions to enable FAST to propose a formal term sheet to FEI for such business combination. Jefferies indicated on the call that it would discuss internally and identify potential investors to whom to market the Private Placement.
On October 24, 2020, FAST entered into a non-disclosure agreement with FEI and received access to the electronic data room FEI had established in order to facilitate FAST’s due diligence review of the Golden Nugget and Landry’s businesses.
On October 25, 2020, FAST engaged Citigroup Global Markets Inc. (“Citi”) as its financial advisor to provide financial advice to FAST on a potential transaction with FEI, assist FAST with review of a financial model of FEI prepared by FEI management and provide assistance with FAST’s understanding of the gaming and restaurant industry generally and the negotiation of the potential transaction with FEI. FAST selected Citi in part because Citi had previously acted as the lead bookrunner for the IPO and had experience in the gaming and restaurant industry. In connection with such engagement, Citi will receive a fee for its services, which fee is contingent upon the consummation of the transaction. Citi will also be entitled to receive certain other amounts upon the consummation of the transaction, including certain deferred underwriting fees payable to Citi as compensation for Citi’s underwriting of the IPO. In addition, FAST has agreed to reimburse Citi’s expenses and indemnify Citi against certain liabilities arising out of its engagement. Additional information regarding the amounts payable to Citi in connection with the transaction are described under “FAST’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations — Underwriting Agreement.”
From late October until late November, FEI provided FAST and its representatives and advisors access to due diligence materials, including financial information for the Golden Nugget and Landry’s businesses, in order to facilitate FAST’s preparation of a financial model.

On November 10, 2020, Mr. Jacob and Mr. Remm attended a meeting with Mr. Fertitta and a representative from Jefferies in Houston, Texas to discuss the Golden Nugget and Landry’s businesses and the structure of a proposed business combination.
The next day, on November 11, 2020 Mr. Jacob and Mr. Remm conducted in-person diligence with FEI management, with other members of the FAST team joining telephonically. Throughout the day, Mr. Jacob and Mr. Remm held conversations with several senior executives of FEI (including Mr. Fertitta), toured several restaurants, and attended formal management meetings (with other representatives from FAST and Citi attending via videoconference) where FEI representatives made presentations regarding the Golden Nugget and Landry’s businesses.
Following this meeting, the representatives of FEI and FAST agreed to work in good faith towards an agreement on business terms of a proposed business combination involving FAST and FEI’s Golden Nugget and Landry’s business assets with the goal of finalizing a term sheet.
On November 16, 2020, FAST delivered an initial draft of a term sheet to FEI for a proposed business combination involving FAST and FEI’s Golden Nugget and Landry’s businesses. The term sheet was preliminary and intended to serve as a starting point for further discussion by setting forth key structural components of a potential business combination, including that FAST would acquire FEI’s Golden Nugget and Landry’s business (including shares of GNOG), in exchange for which Mr. Fertitta, FEI’s sole stockholder, would receive shares of FAST. The draft term sheet ascribed an enterprise value to the combined businesses of Golden Nugget and Landry’s (exclusive of the GNOG shares) of $5.832 billion based on a 9.0x projected Adjusted EBITDA of $648 million for 2022 and $442 million for the GNOG shares (representing a per share price of approximately $14.10). It also provided that FAST would obtain $1.282 billion in Private Placement financing which, together with and any funds remaining in FAST’s trust account after satisfying any redemptions, would be used to partially pay-down FEI’s existing indebtedness. Finally, the draft term sheet contemplated Mr. Fertitta owning more than 50% of the outstanding stock of the combined business and receiving shares of stock entitled to 10 votes per share.
Over the next several weeks, members of the FAST management team, together with its advisors, continued to review due diligence materials regarding the Golden Nugget and Landry’s businesses and hold telephonic conferences and virtual meetings with the FEI team to discuss commercial, regulatory, tax and other legal elements of FEI’s business, as well as the terms of the proposed business combination. FAST, FEI and their respective advisors also discussed important structural elements of a potential transaction, including identifying which FEI assets comprising the Golden Nugget and Landry’s businesses that would remain in FEI for purposes of the transaction.
During this time, FAST and Citi reviewed a financial model for the proposed combined company that was prepared by FEI management. This financial model was constructed from a unit-level rollup of all restaurant and casino units that would be included in the public entity. The projections included in the financial model were the same as those considered by the FAST Board in connection with the entry into the Original Merger Agreement, which are disclosed beginning on page 108 of this proxy statement prospectus. For each unit, revenue and restaurant level profit from 2019 as well as projections for 2021 and 2022 were included. The main drivers of the projections were built off of an assumed decline in sales for 2021 vs. actual results from 2019 and for 2022 vs. 2019 results to reflect the uncertainty surrounding COVID. The other material driver was an improvement of approximately 380 basis points in restaurant level profit margin compared to 2019 to reflect the improved operational efficiencies from lower levels of restaurant-level G&A that were successfully realized during COVID and consistent with the margin improvements that the FAST team had seen in other restaurant groups with which they are involved. The 2020 results differed from those in 2019 primarily due to the impact of the COVID pandemic on FEI’s business and were considered anomalous for comparative purposes. As a result, the main drivers for 2020 were determined to be not meaningful for comparative analysis. Detailed diligence was performed by FAST on the sales mix across upscale, specialty and casual restaurant concepts in addition to the daypart mix across these concepts. Additional diligence was completed on same store sales trends by restaurant concept focusing on which concepts were expected to be most critical to FEI’s return to pre-COVID performance levels. On a consolidated basis, the financial model assumed a 20% decline in same store sales for 2021 vs. 2019, a 13% decline for 2022 vs. 2019, and a return to 2019 sales levels by 2023. FAST’s representatives and advisors performed further diligence (including from independent data sources) to evaluate both the U.S. and international addressable markets for these businesses. This and other data points, along with evaluations of other public and private companies, formed the framework for FAST’s proposal to FEI.
From November 16, 2020 to December 2, 2020, the parties continued to negotiate principal terms of the proposed transaction, including valuation, exclusivity (whether both parties would be subject to exclusivity or just FEI), minimum proceeds (whether FAST would be required to commit funds in addition to the PIPE commitment), governance (size of post-closing board as well as composition), founder share forfeiture and structure, and the parties exchanged drafts of a proposed term sheet. During this time, FAST management periodically updated the FAST Board on the status of these negotiations and the relative merits of a transaction involving the Golden Nugget and Landry’s businesses.
On November 24, 2020, representatives from FAST and FEI attended video conference calls to finalize FAST’s initial business due diligence in preparation for the execution of a non-binding term sheet. During this call, FEI and FAST identified the assets of the Golden Nugget and Landry’s businesses that FEI intended to keep as part of the transaction as well as certain FEI assets that were not related to the Golden Nugget and Landry’s businesses and which were proposed to be spun out of FEI on a tax-free basis prior to the consummation of a business combination with FAST.
On November 25, 2020, FEI delivered a revised term sheet to the draft that FAST had initially sent on November 16, 2020 with a number of proposed revisions, including (i) an increased valuation of $5.994 billion (excluding GNOG) based on 9.25x 2022 projected Adjusted EBITDA, representing an enterprise value increase of approximately $162 million from FAST’s original term sheet, (ii) a pre-closing adjustment for just net debt, whereas the original term sheet contemplated a post-close working capital and net debt adjustment, and (iii) a lower amount of Private Placement financing ($1.240 billion in revised vs. $1.282 in original). FAST agreed to the increased valuation due to the improved performance of public comparable companies over the previous month. The revised term sheet confirmed the following deal points from the original FAST proposal: (i) subject to the delivery of $1.240 billion of Private Placement financing, no other minimum cash condition would be required, (ii) FAST would not be required to enter into mutual exclusivity, and (iii) FAST would forfeit 40% of its founder shares. Both sides were comfortable with no minimum cash condition other than delivery of the Private Placement financing because the Private Placement financing alone would be sufficient to satisfy the proposed use of funds.
On December 2, 2020, FAST and FEI executed a non-binding term sheet for the business combination. Consistent with the initial draft term sheet, the non-binding term sheet: ascribed an enterprise value to the Golden Nugget and Landry’s businesses (excluding the shares of GNOG) of $5.994 billion, based on a 9.25x projected EBITDA of $648 million for 2022, and provided that the value GNOG shares would be based on the trading price of such shares at closing; provided that FAST would obtain commitments for a Private Placement financing of $1.24 billion concurrently with the execution of the definitive merger agreement, the proceeds of which, together with any funds remaining in FAST’s trust account after satisfying any redemptions, would be used to pay down FEI’s existing indebtedness; contemplated that Mr. Fertitta would own greater than 50% of the outstanding stock of the combined business and be entitled to 10 votes for each share of stock he received (in contrast to the one vote per share to which all other stockholders would be entitled); In addition, the term sheet provided that the combined company would have an eight-member board of directors, which would include Mr. Fertitta and Mr. Remm. It also identified the FEI assets comprising the Golden Nugget and Landry’s business that would remain in FEI and required that certain other FEI assets unrelated to the Golden Nugget and Landry’s business be removed from FEI prior to the combination in a tax-free spinout. Finally, the term sheet contained a binding, one-way exclusivity provision prohibiting FEI from pursuing a transaction with any third party.
Following the execution of the non-binding term sheet, Jefferies identified potential investors for the Private Placement financing. The Private Placement investors were primarily selected based on their (i) historic track record for investing in the class of assets owned by FEI, (ii) previous business relationships with Jefferies in connection with private placement financing transactions, (iii) existing equity holdings in FAST, and (iv) current holdings in FEI’s existing debt instruments. The parties, in consultation with advisors, then began to (i) prepare investor materials for the Private Placement fundraise and (ii) prepare and negotiate the definitive agreements memorializing the business combination. From December 16, 2020 through January 31, 2020, FAST and FEI, with the assistance of their respective counsel, negotiated and finalized the Original Merger Agreement and the other definitive ancillary agreements for the business combination. The material provisions most heavily negotiated included, among others, the representations, warranties and covenants of each party, the termination provisions, the absence of a minimum cash condition (given the substantial Private Placement finance) and the mechanism for adjusting valuation to account for changes in net debt and the value of the GNOG shares as of immediately prior to closing. The Original Merger Agreement and other documentation allowed GNOG to enter into agreements to acquire or combine with other entities, so our Board did not consider any aspects of the DraftKings merger agreement with GNOG. Certain of the Private Placement investors are existing holders of Golden Nugget debt and equity in FAST. Also, in connection with the Private Placement, no concessions were given to any investor.
On December 16, 2020, FAST engaged Jefferies to act as the lead arranger for the Private Placement due to its familiarity with FEI and the Golden Nugget business. FAST also engaged Hollister Associates, LLC to arrange a portion of the Private Placement.
On December 18, 2020, FAST’s board of directors held a special board meeting via video conference to discuss the potential business combination, including the status of negotiations, the relative merits of the business combination, the material terms set forth in the letter of intent and the preparations undertaken to date in connection with the Private Placement fundraise. In particular, members of FAST management noted they believed that FEI had significant growth potential because (i) it was strongly positioned to capitalize on a return of consumer spending on restaurants given FEI’s attractive footprint and strong operations even with limited dining room and casino capacity, and (ii) FEI’s strong track record of accretive acquisitions, and its assumption that the next few years could yield a buyer’s market for hospitality assets. Following the presentation by FAST management, representatives from Citi gave a presentation to the FAST Board of FEI’s management’s financial analysis in connection with the Business Combination and FEI’s management’s financial projections for the combined business. Following the discussions, the FAST Board instructed management and representatives of FAST to proceed with the negotiation of the business combination with FEI and to reach out on a confidential basis to potential Private Placement investors.
Later that day, on December 18, 2020, representatives from FAST, FEI and Jefferies began conducting virtual meetings with potential Private Placement investors.
From December 18, 2020 to January 13, 2021, FAST and FEI conducted meetings with a substantial number of potential investors to secure Private Placement commitments of $1.24 billion. From these meetings, approximately thirty-five (35) investors expressed interest in participating in the Private Placement. From January 13, 2021 through January 31, 2021, FAST and FEI, with assistance from Jefferies, Latham, Winston and W&C, negotiated the Subscription Agreements with the investors participating in the Private Placement.
On January 21, 2021, the FAST Board held a special telephonic board meeting to discuss the terms of the Original Merger Agreement and the other definitive agreements for the business combination between FAST and FEI’s Golden Nugget and Landry’s businesses and the Private Placement. Mr. Jacob reiterated the strategic reasons for pursuing a business combination with FEI including FEI’s position in the marketplace and opportunities for sustained growth, particularly following the COVID pandemic. Mr. Jacob also provided an update on the ongoing Private Placement fundraise. Following Mr. Jacob’s presentation, representatives from Citi gave a presentation of FEI’s management’s financial analysis in connection with the Business Combination and FEI’s management’s financial projections for the combined business, reviewing with the board such financial analysis and such financial projections, in each case prepared by FEI’s management. Such presentation included the same financial analysis and projections that were previously reviewed by FAST and Citi, except that the market prices and forward estimates used in the comparable company analysis were brought forward to a more recent date. Following the review by Citi, representatives from Winston reviewed the material terms of the Original Merger Agreement and the other definitive agreements (drafts of which had been provided to the Board in advance of the call) and identified open points that were still subject to negotiation, including, among others, whether the Original Merger Agreement would include a minimum cash condition. Following the presentations, the FAST Board engaged in extensive discussion and deliberation, after which the FAST Board unanimously determined that proceeding with the business combination was in the best interests of the Company and all of its stockholders and approved FAST’s entry into the Original Merger Agreement and the other definitive agreements and the consummation of the Business Combination on the terms presented to them (assuming that all open points would be resolved in favor of FEI) and the FAST Board directed FAST’s management to finalize and execute the Original Merger Agreement and the other definitive agreements.
Between January 21, 2021 and January 31, 2021, FAST, FEI and their advisors finalized the Original Merger Agreement (which ultimately did not include a minimum cash condition), the other definitive agreements and the Subscription Agreements.
On February 1, 2021, the parties entered into the Original Merger Agreement and the other definitive agreements for the Business Combination and FAST entered into the Subscription Agreements for the Private Placement with participating investors, including Jefferies and Tilman Fertitta. Later that day, FAST and FEI issued a press release announcing the Business Combination.
From February 2021 through May 2021, the parties and their advisors worked together to prepare a preliminary draft of the registration statement, of which this proxy statement/prospectus forms a part, to be filed with the SEC.
On May 27, 2021, representatives from Jefferies and FEI management contacted FAST to discuss a potential amendment to the Original Merger Agreement whereby FEI would keep certain previously excluded restaurant and entertainment assets in the Golden Nugget and Landry’s business, and in exchange Mr. Fertitta, as FEI’s sole stockholder, would receive additional shares of FAST.
On May 28, 2021, FEI management prepared and circulated materials outlining the proposed terms of the alternative transaction structure which, given the inclusion of the additional restaurant and entertainment assets and business units (including the Mastro’s restaurant brand, the Catch Hospitality restaurant brand, the Aquariums, the Pleasure Pier, certain Vic and Anthony’s restaurants, and a handful of smaller restaurant concepts), would ascribe an enterprise value to the Golden Nugget and Landry’s businesses (including the shares of GNOG at $13.00 a share) of $8.632 billion, based on a 10.4x projected Adjusted EBITDA of $790 million for 2021, and would increase Mr. Fertitta’s economic ownership of the post-closing company to approximately 72.3%.
During the month of June 2021, detailed diligence was performed by FAST and its advisors on the revenue, same store sales (SSS) and EBITDA contribution from these additional restaurant and entertainment assets, with a particular focus on post-COVID performance levels in order to confirm the proposed $8.632 billion valuation. Additionally, during this time representatives from FAST, FEI and their advisors negotiated an amendment to the Merger Agreement and applicable ancillary documents to reflect the alternative transaction structure. The negotiations focused on (i) certain restrictive covenants on FEI’s ability to conduct its business with respect to both the new assets and the previously proposed business assets, (ii) whether cash used for certain acquisitions and/or any assumption or prepayment of indebtedness should be excluded from the net debt calculation in the merger agreement, and (iii) the treatment of additional GNOG shares that were acquired as a result of prior commitments made by FEI subsidiaries. Ultimately, FAST, with the assistance of its advisors, found the $8.632 billion valuation to be reasonable based on the characteristics and performance of the additional assets and the holistic profile of the larger, pro-forma entity. In addition, during this time, representatives from FAST, FEI and Jefferies conducted confidential virtual meetings with the Private Placement investors who had previously executed Subscription Agreements to discuss and review the terms of the proposed alternative transaction structure.
On June 23, 2021, the FAST Board held a special telephonic board meeting to discuss the terms of the alternative transaction structure as reflected by Amendment No. 1 to the Merger Agreement and the amendments to the other necessary ancillary agreements. Mr. Jacob provided a description of the new assets proposed to be included in the alternative transaction and discussed how the inclusion of such assets would increase the number of FAST shares received by Mr. Fertitta and, by extension, the value of the merger consideration (from approximately $1.97 billion to approximately $3.84 billion). Representatives from Citi then updated the Board on the performance of the FEI business and the timeline of the transaction. Following the presentation by Citi, representatives from Winston reviewed for the FAST Board the material terms of Amendment No. 1 to the Merger Agreement. Following the presentations, the FAST Board engaged in extensive discussion and deliberation, after which the FAST Board unanimously determined to proceed with the entry into Amendment No. 1 to Merger Agreement and the amendments to the other ancillary agreements. Accordingly, the FAST Board directed FAST’s management to finalize and execute Amendment No. 1 to the Merger Agreement and the other amendments to the ancillary agreements.

From June 23, 2021 to June 30, 2021, FEI, FAST and Jefferies finalized their outreach to the PIPE Investors and received the written consent from most of the PIPE Investors to enter into Amendment No. 1 to the Merger Agreement.
On June 30, 2021, the parties entered into Amendment No.1 to the Merger Agreement and the other amendments to the ancillary agreements. Later that day, FAST and FEI issued a press release announcing the alternative transaction structure.
On August 9, 2021, GNOG entered into the GNOG Merger Agreement with DraftKings, New DraftKings and the other parties thereto, pursuant to which New DraftKings agreed to acquire each of DraftKings and GNOG in concurrent mergers. At the closing of the GNOG Merger, New DraftKings will, among other things, acquire each issued and outstanding share of common stock of GNOG, including the shares of GNOG common stock owned by FEI, in exchange for 0.365 of a share of New DraftKings Class A common stock. Prior to the public announcement of the GNOG Merger Agreement, the FAST Board was not aware that negotiations were taking place between GNOG and DraftKings regarding a potential acquisition of GNOG nor were they aware of any material term of such transaction. Nevertheless, in light of the announcement and the fact that FAST stockholders, will, indirectly through FEI entities, have a minority voting interest in GNOG, which will become a minority voting interest in New DraftKings following the closing of the GNOG Merger, the FAST Board continues to recommend that FAST’s stockholders vote in favor of the Business Combination proposal for several reasons including those set forth below as well as the opportunity for FAST’s stockholders to realize the benefits of the combined GNOG and DraftKings businesses.
FAST’s Board of Directors’ Reasons for Approval of the Business Combination
On January 21, 2020, our board of directors unanimously (i) approved the signing of the Original Merger Agreement and the transactions contemplated thereby and (ii) directed that the Original Merger Agreement, related transaction documentation and other proposals necessary to consummate the Business Combination be submitted to our stockholders for approval and adoption, and recommended that our stockholders approve and adopt the Original Merger Agreement, related transaction documentation and such other proposals. On June 23, 2021, our board unanimously (i) approved Amendment No. 1 to Merger Agreement and the amendments to the other ancillary agreements and (ii) directed that the Amendment N o. 1 to Merger Agreement (and the transactions contemplated therein) be submitted to our stockholders for approval and adoption. Before reaching its decision, our board of directors reviewed the results of management’s due diligence, which included:
•
extensive meetings (virtually and in person) and calls with FEI’s management team and representatives regarding operations, customer demographics, financial prospects, the pipeline of potential new casino and restaurant openings, possible acquisitions, and other customary due diligence matters;

•
industry research regarding the recovery of the hospitality sector post-COVID;

•
review of FEI’s material business contracts and certain other legal and commercial documents;

•
regulatory review of FEI’s gaming and restaurant operations on a state-by-state basis; and

•
financial, accounting, tax and legal diligence.

Our board of directors considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the FAST Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of our board of directors may have given different weight to different factors in their evaluation of the Business Combination.
In the prospectus for our IPO, we identified the following general criteria and guidelines that we believed would be important in evaluating potential business combination candidates, although we indicated we may enter into a business combination with a target business that does not meet these criteria and guidelines. We are a sector-focused SPAC and have targeted opportunities in the hospitality sector with the intent to capitalize on post-COVID disruption. In considering the recommendation of our board of directors in favor of approval of the Business Combination Proposal, it should also be noted that our directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a FAST Stockholder. See the sections entitled “Risk Factors” and “The Business Combination Proposal — Interests of FAST’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.
When our search began, there was no clear line of sight to a viable vaccine, and limited-service restaurants were becoming the fastest growing segment of the restaurant sector. However, in October, it became apparent that significant advancements in the development of effective COVID vaccines had been made by Pfizer, Moderna, and other reputable drug manufacturers. Additionally, plans for rapid and comprehensive distribution were being developed by state governments. As a management team, we gained confidence that restaurants with larger dining rooms would return to being viable businesses sooner than expected so long as those companies had the resources to stay afloat for the remainder of the COVID pandemic.
Our criteria included the following:
•
Quick service restaurant or small-footprint fast casual with drive-through, strong off-premise program and technology capabilities: Our management team initially began our search focusing primarily on small-footprint businesses and restaurant technologies with growth potential to expand into large-format concepts given such business’s geographic footprint and management. While not explicitly contemplated at the time of IPO, casinos share many of the same traits from an operational perspective as restaurants, but exhibit stronger industry tailwinds and leverage on G&A.

•
Large regional or national presence, and potential for international expansion: FEI has over 500 restaurant and casino locations across the U.S. and internationally, dispersed throughout 38 states. This footprint represents excellent national presence across 20+ brands, with a foothold in key international markets. Critically, many locations were waterfront, which have held up exceptionally well since the pandemic began, and the portfolio is not heavily concentrated in urban markets.

•
Iconic brand with the ability to build cultural relevance and purpose into brand: Golden Nugget and Landry’s as well as many of the underlying restaurant brands are some of the most recognizable in hospitality. Additionally, Mr. Fertitta is an iconic figure in the hospitality, sports and entertainment world. As CEO of Landry’s Restaurants, Inc., Mr. Fertitta has driven over 300% share price performance from Landry’s original IPO in 1993 to its take private in 2010. Mr. Fertitta is also a New York Times best-selling author and is the owner of the Houston Rockets, one of thirty teams in the National Basketball Association. We believe there is continued opportunity to enhance and amplify the existing brand equities of Golden Nugget and Landry’s and expand these existing brands over the coming years.

•
Strong ongoing operations: The FEI team has an exemplary track record of strong operations, particularly in acquiring assets and improving margins without sacrificing quality or customer experience. Throughout the pandemic, the margin profile of the business improved from pre-COVID, with many of the improvements expected to be long-lasting. This operational strength allowed FEI to generate $101 million EBITDA in the third quarter of 2020 despite many of the casinos and dining rooms either partially or fully shut due to local regulations.

•
Potential to benefit from our leadership team’s knowledge of the restaurant sector, proven track record of operational expertise, and past experiences in profitably and rapidly scaling businesses. We believe our management team’s experience in the restaurant sector was critical in allowing us to assess and validate the strength of FEI’s operations. Our team’s track record across various economic cycles provided insight into the pathway for FEI’s restaurants business to return to pre-COVID levels, as well as the strength of FEI’s strategy for long term growth within this business segment.

•
At a stage in its lifecycle where we believe we can drive improved financial performance, with a financial profile of $40 million to $150 million consolidated EBITDA and a $600 million or greater enterprise value. FEI’s $8.6 billion enterprise value significantly clears the minimum threshold of our search criteria.

•
Offer opportunities to accelerate financial performance and growth through organic initiatives and/or inorganic growth opportunities. One of the distinct advantages of FEI is the Company’s track record of successful M&A, which we believe will be a significant value driver over the coming years given possible impending dislocations in the hospitality sector. Additionally, we believe organic initiatives exist whereby margin can be improved through continued top-line performance and on-going cost efficiencies.
Although FAST’s board of directors did not seek a third-party valuation, and did not receive any report, valuation or opinion from any third party in connection with the Business Combination, the board of directors relied on the following sources (i) due diligence of FEI’s Golden Nugget and Landry’s businesses and operations conducted by FAST’s management and advisory teams (including financial, legal and tax diligence performed by Winston); (ii) extensive research and analysis provided by the FAST management and advisory team, and (iii) FAST management’s collective experience analyzing hospitality and restaurant transactions including preparing and evaluating financial models and projections and valuing such businesses. The board of directors concluded that the $8.6 billion enterprise valuation is fair and reasonable, given the growth prospects, potential industry consolidation and other compelling aspects of the transaction. In particular, the implied multiples based on transaction value and management’s projections demonstrated a discount to comparable public companies that were considered for valuation purposes.
During the course of valuing FEI, FAST’s management also identified several comparable public companies in each of the gaming and restaurant spaces. Although FEI does not have a direct operating comparable that features a blend of land based gaming, online gaming, and restaurants, the Board determined that the most relevant publicly traded gaming companies are Bally Corporation, Boyd Gaming, Caesars Entertainment, Churchill Downs, Monarch Casino & Resort, Penn National Gaming and Red Rock Resorts, and the most relevant restaurant companies are Bloomin’ Brands, Brinker International, Cracker Barrel, The Cheesecake Factory, Darden Restaurants and Texas Roadhouse. FAST’s management believes that the combined company is likely to be considered to be in one or more of these categories by potential investors based on its business and financial model.
The following is the financial information of these companies and FEI that was initially considered by FAST’s board of directors in connection with FEI’s entry into the Original Merger Agreement (the “Original Projections”):
	FEI	Gaming Comparable Companies	Restaurant Comparable Companies
Enterprise Value / 2022E Adjusted EBITDA(1)	10.4x	12.1x	9.7x

Source: Information for companies other than FEI has been obtained from public filings, market data and forward EBITDA estimates from Factset as of January 19, 2021.
Note: The comparable company figures represent the medians for each peer group.
(1)
FEI multiple is based on an Enterprise Value of $6.7 billion divided by projected 2022 Adjusted EBITDA of $648 million, as provided by FEI management. Adjusted EBITDA figures assume a 13% decline in same store sales for 2022 as compared to 2019 and an improvement of approximately 390 basis points in restaurant level profit margin compared to 2019. Enterprise Value includes the contributed shares of GNOG Class B common stock. Adjusted EBITDA excludes the contribution from GNOG as well as new restaurants expected to be opened in fiscal year 2022. Exclusion of the contributed shares of GNOG Class B common stock would result in an FEI multiple of 9.25x (based on an Enterprise Value of $6.0 billion divided by projected 2022 EBITDA of $648 million).

The following are the Enterprise Value / 2022E EBITDA multiples for each of the identified comparable public companies as of January 19, 2021:
Enterprise Value / EBITDA
Company Name	2022E
Gaming Comparable Companies
Land Based Casinos
Caesars Entertainment	15.3x
Churchill Downs	12.9x
Bally’s Corporation	12.1x
Penn National Gaming	13.9x
Regional
Monarch Casino & Resort	12.0x
Red Rock Resorts	11.8x
Boyd Gaming	10.2x
Median	12.1x
Restaurant Comparable Companies
Texas Roadhouse	13.3x
Darden	11.5x
Cheesecake Factory	9.8x
Cracker Barrel	9.6x
Brinker International	9.0x
Bloomin’ Brands	7.1x
Median	9.7x
FAST’s board of directors also considered the following historical and projected financial information as of January 19, 2021:
($ in millions)	FY19A	FY20E	FY21E	FY22E	FY23E
Revenue	$2,993	$2,000	$2,732	$3,054	$3,462
Unit Level EBITDA(1)	$654	$362	$699	$786	$855
Unit Level EBITDA Margin(2)	21.9%	18.1%	25.6%	25.7%	24.7%
Adjusted EBITDA(3)	$513	$250	$576	$658	$725
Adjusted EBITDA Margin(4)	17.1%	12.5%	21.1%	21.6%	20.9%
Consolidated Free Cash Flow(5)	N/A	$226	$498	$555	$611
Consolidated Free Cash Flow Conversion(6)	N/A	90.3%	86.4%	84.3%	84.4%

Note: Excludes GNOG.
(1)
Unit Level EBITDA is a non-GAAP financial measure and is defined as unit level revenue less unit level operating expenses excluding income taxes, interest expense and depreciation and amortization.

(2)
Unit Level EBITDA Margin is a non-GAAP financial measure and is defined as Unit Level EBITDA divided by revenue.

(3)
Adjusted EBITDA is a non-GAAP financial measure. See “— Non-GAAP Information” for a reconciliation for the historical periods presented to the most comparable U.S. GAAP financial measure.

(4)
Adjusted EBITDA Margin is a non-GAAP financial measure and is defined as Adjusted EBITDA divided by revenue.

(5)
Consolidated Free Cash Flow is a non-GAAP financial measure and is defined as Adjusted EBITDA less capital expenditures.

(6)
Consolidated Free Cash Flow Conversion is a non-GAAP financial measure and is defined as Consolidated Free Cash Flow divided by Adjusted EBITDA.

The following is the financial information of FEI that was considered by FAST’s board of directors in connection with FEI’s entry into Amendment No. 1 to the Merger Agreement (the “Updated Projections” and, together with the Original Projections, the “Projections”). Given the greater visibility into 2021 results, the parties agreed to use 2021 as the primary valuation metric instead of 2022.
	FEI	Gaming Comparable Companies	Restaurant Comparable Companies
Enterprise Value / 2021E Adjusted EBITDA(1)	11.0x vs. 11.3x in the original deal structure (including GNOG)	14.2x vs. 15.1x as of January 21, 2021 (for median of land based casinos with online presence and regional gaming operators)	12.5x (remains unchanged since January 21, 2021on a 2021E Adjusted EBITDA basis)
Net Debt / CY2021E Adjusted EBITDA(2)	4.1x vs. 5.6x in the original deal structure	4.3x for land based casinos with online presence and 3.2x for regional operators	1.2x

Source: Information for companies other than FEI has been obtained from public filings, market data and forward EBITDA estimates from Factset as of June 17, 2021.
Note: The comparable company figures represent the medians for each peer group.
(1)
FEI multiple is based on an $8.7 billion Enterprise Value divided by projected 2021 Adjusted EBITDA of $790 million, as provided by FEI management, which, as of the date of this proxy statement/prospectus, FEI management expects to achieve. Adjusted EBITDA figures assume a 20% decline in same store sales for 2021 as compared to 2019 and an improvement of approximately 380 basis points in restaurant level profit margin compared to 2019. Enterprise Value includes the contributed shares of GNOG Class B common stock valued at $13.00 per share. As disclosed elsewhere in this proxy statement/prospectus, the value of the contributed shares may change subject to the difference between the 60-day average closing stock price of a share of GNOG as of the day prior to the Closing and $13.00.

(2)
FEI multiple is based on an $3.2 billion Net Debt figure divided by projected 2021 Adjusted EBITDA of $790 million, as provided by FEI management. Net Debt figure is based on pro forma debt balance of $3.7 billion and pro forma cash balance of $425 million.

The following are the Enterprise Value / 2021E EBITDA multiples for each of the identified comparable public companies as of January 19, 2021 and June 17, 2021:
Enterprise Value / 2021E EBITDA
Company Name	As of January 19, 2021	As of June 17, 2021
Gaming Comparable Companies
Land Based Casinos
Caesars Entertainment	22.0x	20.9x
Churchill Downs	16.7x	15.4x
Bally’s Corporation	15.1x	14.2x
Penn National Gaming	14.7x	12.2x
Regional
Monarch Casino & Resort	15.2x	14.7x
Red Rock Resorts	11.9x	13.2x
Boyd Gaming	11.0x	10.2x
Median	15.1x	14.2x
Restaurant Comparable Companies
Texas Roadhouse	15.8x	14.6x
Darden	14.3x	13.6x
Cheesecake Factory	13.2x	14.2x
Cracker Barrel	11.8x	11.4x
Brinker International	10.4x	8.9x
Bloomin’ Brands	8.6x	7.0x
Median	12.5x	12.5x
The following are the Net Debt / CY2021E EBITDA multiples for each of the identified comparable public companies as of June 17, 2021:
Net Debt / EBITDA
Company Name	CY 2021E
Gaming Comparable Companies
Land Based Casinos
Caesars Entertainment	7.3x
Churchill Downs	3.2x
Bally’s Corporation	5.4x
Penn National Gaming	3.1x
Regional
Monarch Casino & Resort	1.3x
Red Rock Resorts	4.5x
Boyd Gaming	3.2x
Median
Land based Median	4.3x
Regional Median	3.2x
Restaurant Comparable Companies
Texas Roadhouse	NM(3)
Cheesecake Factory	0.4x
Darden	NM(3)
Cracker Barrel	0.6x
Brinker International	2.3x
Bloomin’ Brands	1.8x
Median	1.2x

(3)
“NM” represents non-material Net Debt / CY2021E EBITDA multiples due to negative net debt balances

FAST’s board of directors also considered the following historical financial information as of June 17, 2021:
($ in millions)	1Q19A	1Q21A
Revenue	$826	$634
Unit Level EBITDA(1)	$176	$180
Adjusted EBITDA(2)	$140	$147

Note: Excludes GNOG.
(1)
Unit Level EBITDA is a non-GAAP financial measure and is defined as unit level revenue less unit level operating expenses excluding income taxes, interest expense and depreciation and amortization.

(2)
Adjusted EBITDA is a non-GAAP financial measure. See “— Non-GAAP Information” for a reconciliation for the historical periods presented to the most comparable U.S. GAAP financial measure.

Non-GAAP Information
Adjusted EBITDA is a non-GAAP measure. Solely for purposes of evaluating this transaction, FEI defines Adjusted EBITDA as EBITDA plus asset impairment expense, accrued expenses related to litigation on a 2015 credit card breach, EBITDA of a business to be acquired and transaction costs and pre-opening expenses, less gain on disposal of assets, EBITDA of GNOG, EBITDA of businesses to be distributed out of FEI prior to the Closing, public company cost adjustments and noncontrolling interest.
FAST and FEI believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to FEI’s financial condition and results of operations. FEI’s management uses certain of these non-GAAP measures to compare FEI’s performance to that of prior periods for trend analyses and for budgeting and planning purposes.
You should review FEI’s audited financial statements, which are included in this proxy statement/prospectus, and not rely on any single financial measure to evaluate FEI’s business. Other companies may calculate Adjusted EBITDA differently and therefore FEI’s Adjusted EBITDA and other non-GAAP measures may not be directly comparable to similarly titled measures of other companies.
A reconciliation of non-GAAP information to their corresponding U.S. GAAP measures has been provided in the table below for the three months ended March 31, 2021 and 2019 and the fiscal year ended December 31, 2019. The following table reconciles FEI’s historical reported net income (loss) to Adjusted EBITDA.
Reconciliation of Net Income to Adjusted EBITDA
FY19
Net income (loss)	$108,367
Add back:
Tax provision	20,525
Interest expense, net	278,943
Depreciation and amortization	208,371
EBITDA	616,206
Adjustments to EBITDA:
Asset impairment expense	16,969
Loss (gain) on disposal of assets	(137)
Noncontrolling interest	(2,689)
Transaction costs	4,251

FY19
Pre-opening expenses	6,731
GNOG EBITDA	(17,682)
EBITDA of Distributed Business	(110,727)
Adjusted EBITDA	$512,922
	1Q21	1Q19
Net income (loss)	$14,616	$14,593
Add back:
Tax provision	2,642	3,945
Interest expense, net	69,067	69,846
Depreciation and amortization	50,371	53,572
EBITDA	136,696	141,956
Adjustments to EBITDA:
Estimated 2015 Credit Card Breach Settlement	17,020	—
Loss (Gain) on disposal of assets	(1,650)	(41)
EBITDA of Distributed Business	(4,743)	(4,784)
Catch EBITDA	691	2,458
Public Company Adjustments	(837)	(837)
Noncontrolling interest	(421)	(738)
Pre-opening expenses	135	1,507
Adjusted EBITDA	$146,891	$139,521
The board of directors also gave consideration to the following negative factors (which are more fully described in the “Risk Factors” section of this proxy statement/prospectus), although not weighted or in any order of significance:
The risk that our public stockholders would vote against the Business Combination proposal or exercise their redemption rights.
The board of directors considered the risk that some of the current public stockholders would vote against the Business Combination proposal or decide to exercise their redemption rights, thereby depleting the amount of cash available in the trust account. The board concluded, however, that this risk was substantially mitigated because FAST will have secured Private Placement commitments equal to $1.24 billion and the FAST management team negotiated the exclusion of a minimum cash condition. Further, the fact that public stockholders may vote for the Business Combination proposal while also exercising their redemption rights mitigates against any incentive a public stockholder might have to vote against the Business Combination proposal, especially to the extent that they hold public warrants which would be worthless if the Business Combination is not completed.
Our management and directors may have different interests in the Business Combination than the public stockholders.
The board of directors also considered the fact that members of our management and board of directors may have interests that are different from, or are in addition to, the interests of our stockholders generally, including the matters described under “— Interests of FAST’s Directors and Officers and Others in the Business Combination” below. However, our board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the initial public offering prospectus, (ii) these disparate interests would exist or may be even greater with respect to a business combination with another target company and (iii) our Sponsor has agreed to forfeit 40% of the outstanding shares of FAST Class B common stock.

Risks related to FEI business
With respect to FEI’s business, FAST management and the board of directors considered, among other things, the fact that the FEI business has been, and will continue to be, dependent on Mr. Fertitta, its Chairman, President and Chief Executive Officer, the fact that the FEI business is particularly sensitive to reductions in discretionary consumer and corporate spending, the fact that the FEI business is heavily dependent on its labor force and could be impacted by labor shortages and the fact that the FEI business faces significant competition from other casino and restaurant operators. Further, in August 2021, FAST management and the board of directors considered the potential impact of GNOG’s entry into the GNOG Merger Agreement and the transactions contemplated thereby. FAST management and the board of directors believed that the benefits to FAST’s stockholders outweighed the potential risks.
Risks related to the dual-class share structure
The board of directors also considered the risk of concentrating voting control in the dual-class share structure (with “super-voting” rights, subject to “sunset” provisions, for Mr. Fertitta), but given that Mr. Fertitta was FEI’s sole stockholder and had sole control of the entity prior to closing, the board of directors determined that any risk was outweighed by the long-term benefits that Mr. Fertitta could provide to FAST Stockholders and future shareholders of FEI after Closing.
Certain Projected Financial Information
In connection with its consideration of the business combination, the FAST Board was provided with the Projections.
The Projections are included in this proxy statement/prospectus solely to provide FAST’s stockholders access to information made available in connection with the FAST Board’s consideration of the proposed business combination. The Projections should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared, which was November 24, 2020 and June 2, 2021 for the Original Projections and Updated Projections, respectively.
The Projections are not included in this proxy statement/prospectus in order to induce any FAST stockholders to vote in favor of any of the proposals at the special meeting. Neither FAST nor FEI or any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or any of the Projections otherwise would not be realized.
The Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information. The Projections have not been audited. Neither the independent registered public accounting firms of FAST or FEI or any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the independent accounting firms of FAST or FEI assume no responsibility for, and disclaim any association with, the Projections, as further described in the “Cautionary Note Regarding Forward-Looking Statements.”
The Projections were prepared in good faith by FEI management based on what they considered reasonable estimates and assumptions with respect to the expected future financial performance of FEI at the time the Projections were prepared and speak only as of that time.
While presented with numerical specificity, the Projections are forward-looking and reflect numerous estimates and assumptions including, but not limited to, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the businesses of FEI, all of which are difficult to predict and many of which are beyond the preparing parties’ control including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
The Projections were prepared solely for internal use to assist FAST in its evaluation of FEI and the business combination. FEI has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone, including FAST. Neither FEI nor FAST nor any of their respective representatives or advisors has made or makes any representations to any person regarding the ultimate performance of FEI relative to the Projections. The Projections are not fact. The Projections are not a guarantee of actual future performance. The future financial results of FEI or the combined business may differ materially from those expressed in the Projections due to factors beyond the ability of either to control or predict.
We encourage you to review the financial statements of FEI included in this proxy statement/prospectus, as well as the financial information in the section entitled “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.
The board of directors also gave consideration to the following negative factors (which are more fully described in the “Risk Factors” section of this proxy statement/prospectus), although not weighted or in any order of significance:
The risk that our public stockholders would vote against the Business Combination proposal or exercise their redemption rights.
The board of directors considered the risk that some of the current public stockholders would vote against the Business Combination proposal or decide to exercise their redemption rights, thereby depleting the amount of cash available in the trust account. The board concluded, however, that this risk was substantially mitigated because FAST will have secured Private Placement commitments equal to $1.24 billion and the FAST management team negotiated the exclusion of a minimum cash condition. Further, the fact that public stockholders may vote for the Business Combination proposal while also exercising their redemption rights mitigates against any incentive a public stockholder might have to vote against the Business Combination proposal, especially to the extent that they hold public warrants which would be worthless if the Business Combination is not completed.
Our management and directors may have different interests in the Business Combination than the public stockholders.
The board of directors also considered the fact that members of our management and board of directors may have interests that are different from, or are in addition to, the interests of our stockholders generally, including the matters described under “— Interests of FAST’s Directors and Officers and Others in the Business Combination” below. However, our board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the IPO prospectus, (ii) these disparate interests would exist or may be even greater with respect to a business combination with another target company and (iii) our Sponsor has agreed to forfeit 40% of the outstanding shares of FAST Class B common stock.
Regulatory Approvals
HSR Filing
Each party to the Merger Agreement agreed to make its respective filings under the HSR Act within ten business days of the execution of the Merger Agreement and, as promptly as practicable, to make any other filings required or advisable under any competition laws with respect to the transactions contemplated by the Merger Agreement and to supply the appropriate governmental authorities any additional information and documentary material that may be requested pursuant to the HSR Act and such other laws as promptly as practicable. FAST and FEI filed the requisite notification and report forms with the U.S. Federal Trade Commission and Antitrust Division in February 2021 and received notice of the early termination of the waiting period under the HSR Act in March, 2021. Following entry into Amendment No.1 to the Merger Agreement, in July 2021, the parties filed additional notification and report forms with the U.S. Federal Trade Commission and Antitrust Division.

Gaming Regulatory Approvals
Each party to the Merger Agreement agreed to promptly obtain all gaming approvals that are necessary to close the Business Combination. Gaming approvals will be required in Illinois, Louisiana, Michigan, Mississippi, New Jersey, Nevada, Pennsylvania, Virginia and West Virginia, including but not limited to, approval of change in corporate structure of FEI, including approval of FEI as a qualified holding company and any necessary findings of suitability by the gaming regulatory authorities.
The parties have begun the process of making submissions to the applicable gaming regulatory authorities and are continuing to take actions to obtain the required gaming regulatory approvals prior to the Closing as needed to satisfy the gaming regulatory conditions to Closing, including the condition regarding the absence of any material adverse regulatory event with respect to FEI.
Liquor Licenses
Each party to the Merger Agreement agreed to use its reasonable best efforts to take such actions in connection with filings with any governmental authority or third party with respect to any liquor licenses or obtaining the necessary consents and approvals pertaining to the transfer and/or issuance of liquor licenses in connection with the liquor businesses or operations of the liquor facilities of FEI and its subsidiaries. The parties have begun the process of making the applicable filings and obtaining the applicable liquor approvals (as is necessary) in connection with the Closing of the Business Combination.
Satisfaction of 80% Test
After consideration of the factors identified and discussed in the section entitled “The Business Combination Proposal — FAST’s Board of Directors Reasons for the Approval of the Business Combination,” FAST’s board of directors concluded that the Business Combination met all of the requirements disclosed in the prospectus for its initial public offering with respect to FAST’s initial business combination, including that the business combination had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the Merger Agreement.
Interests of FAST’s Directors and Officers in the Business Combination
In considering the recommendation of our board of directors in favor of approval of the Business Combination Proposal, you should note that our directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a FAST Stockholder. These interests include, among other things:
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If we are unable to complete our initial business combination by August 25, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law.

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Our initial stockholders purchased the founder shares prior to our IPO for an aggregate purchase price of $25,000. Upon the Closing, such founder shares will be exchanged for 5,000,000 shares of New FEI Class A common stock, 2,000,000 of which will be forfeited in accordance with the terms of the Sponsor Agreement. Such securities, if unrestricted and freely tradable would be valued at approximately $36.3 million, based on the closing price of $12.10 per share of our Class A common stock on the NYSE on November 17, 2021. As a result of the nominal price of $0.004 per share paid by the Sponsor compared to the recent market price of the FAST Class A common stock, the Sponsor and its affiliates are likely to earn a positive rate of return on their investments in the founder shares even if other holders of FAST Class A common stock experience a negative rate of return on their investments in the Class A common stock.

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Simultaneously with the closing of its initial public offering, FAST consummated the sale of 6,000,000 private placement warrants at a price of $1.00 per warrant in a private placement to our initial stockholders. Each warrant is exercisable commencing 30 days following the Closing for one share of New FEI Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by August 25, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our initial stockholders will be worthless. The warrants held by our initial stockholders had an aggregate market value of approximately $36.9 million based upon the closing price of $6.15 per warrant on the NYSE on November 17, 2021. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by August 25, 2022.
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Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by August 25, 2022. Certain of them may continue to serve as officers and/or directors of New FEI after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New FEI board of directors determines to pay to its directors and/or officers.

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Our initial stockholders and our officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if FAST fails to complete a business combination by August 25, 2022.

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In light of the foregoing, our initial stockholders will receive material benefits from the completion of the Business Combination and may be incentivized to complete the Business Combination rather than liquidate even if (i) FEI is a less favorable target company or (ii) the terms of the Business Combination are less favorable to stockholders.

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In order to protect the amounts held in the trust account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the trust account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act.

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Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to FAST and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay the working capital loans, but no proceeds held in the trust account would be used to repay the working capital loans.

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Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

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Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by FAST from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

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Following the closing of the Business Combination and assuming that all warrants to purchase New FEI common stock have been exercised, the Sponsor is expected to own approximately 1.4% of the outstanding shares of New FEI common stock (assuming both no redemptions and maximum redemptions).

FAST’s Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and related agreements and in recommending to FAST’s stockholders that they vote in favor of the proposals presented at the special meeting, including the Business Combination Proposal. FAST’s Board concluded that the potential benefits that it expected FAST and its stockholders to achieve as a result of the Business Combination outweighed any potentially negative factors associated with the interests described above. Accordingly, the FAST Board determined that the Merger Agreement and the Business Combination were advisable, fair to, and in the best interests of, FAST and its stockholders.

Interests of FEI’s Directors and Executive Officers in the Business Combination
When you consider the recommendation of FAST’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that FEI’s directors and officers have interests in such proposal that are different from, or in addition to those of FAST Stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
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Certain of FEI’s directors and executive officers will serve as officers of New FEI following the consummation of the Business Combination. As such, in the future they will receive any cash or equity-based compensation that the New FEI board determines to pay to such officers. For additional information, see the section entitled “Directors and Executive Officers of New FEI After the Business Combination.”

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Under the terms of the Merger Agreement, from and after the consummation of the Business Combination, New FEI will indemnify certain persons, including FEI’s directors and executive officers.

Indemnification
Pursuant to the Merger Agreement, FAST Merger Corp. shall indemnify and hold harmless each present and former directors, officers and employees of FAST, FAST Merger Corp. and Merger Sub against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administration or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the Merger, to the fullest extent that FAST, FAST Merger Corp., FEI or its subsidiaries, as the case may be, would have been permitted under their applicable certificate of incorporation and bylaws.
FAST Merger Corp., FAST, and FEI will maintain provisions in their respective certificates of incorporation and bylaws for six (6) years concerning the indemnification of FAST, FAST Merger Corp. and the subsidiaries of FEI’s respective former and current officers, directors, employees and agents that are no less favorable to those persons than the provisions of the certificate of incorporation and bylaws of FAST, FAST Merger Corp. and the subsidiaries of FEI, in each case, as the date hereof and will not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, except as required by law.
Sources and Uses of Funds
The following table summarizes the sources and uses for funding the transactions contemplated by the Merger Agreement. Where actual amounts are not known or knowable, the figures below represent FAST’s good faith estimate of such amounts assuming a Closing as of November 1, 2021.
($ in millions) Sources		Uses
FEI Projected Net Debt(1)	$4,600	Acquisition of FEI	$8,442
Equity Issued to Mr. Fertitta(2)	3,842	Paydown of FEI Debt	1,240
PIPE Proceeds	1,240	Incremental Cash to Balance Sheet	120
Cash Held in Trust(3)	200	Transaction Fees	80
Expected Equity Consideration for Catch Hospitality	190	Expected Purchase of Catch Hospitality	190
Total Sources	$10,072	Total Uses	$10,072

(1)
Represents the projected Net Debt at Closing for FEI.

(2)
Will be issued Class B common stock of New FEI, each share which is entitled to 10 votes on all matters submitted to a vote of our stockholders. The outstanding shares of Class B common stock of New FEI will be subject to a “sunset” provision if Mr. Fertitta and other permitted holders of Class B common stock collectively cease to beneficially own at least 20% of the number of shares of Class B common stock of New FEI collectively held by Mr. Fertitta and other permitted transferees as of the effective date of the Business Combination.
(3)
Assumes no redemptions of public shares by FAST shareholders.

Name; Headquarters of New FEI
Immediately prior to the Closing, FAST will merge with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger, and LLC Sub, a wholly owned subsidiary of FAST Merger Corp, shall merge with and into FEI, with LLC Sub surviving such merger as a direct, wholly owned subsidiary of FAST Merger Corp. FAST Merger Corp. will then change its name to Fertitta Entertainment, Inc. New FEI will keep its headquarters at 1510 West Loop South, Houston, TX 77027.
Board of New FEI following the Business Combination
The board of directors of New FEI shall initially be comprised of up to eight (8) members, who may be designated as follows:
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prior to the Sunset Date (as defined below), the Sponsor will be entitled to designate Mr. Remm to the board as a director and Mr. Fertitta will be entitled to designate the remaining directors, one of whom shall be the Chief Executive Officer of New FEI; and

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from and after the Sunset Date, Mr. Fertitta will be entitled to designate all of the directors, one of whom shall be the Chief Executive Officer of New FEI.

The composition of the audit committee of the New FEI board of directors will be in compliance with applicable NYSE independence requirements.
The “Sunset Date” means the earliest of the following (a) one year after the completion of the Merger, (b) the date on which the last sale price of Class A Common Stock of New FEI equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for the 20th trading day within a 30-trading day period commencing at least 150 days after the Merger and (c) the date following the Merger on which New FEI completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New FEI’s stockholders having the right to exchange their shares of Class A common stock of New FEI for cash, securities or other property.
Listing of New FEI Shares
Prior to the Closing, FAST and FEI intends to cause the shares of New FEI common stock and public warrants to be issued in connection with the Business Combination to be approved for listing on the NYSE under the ticker symbols “FTE” and “FTE WS,” respectively.
Accounting Treatment of the Business Combination
The Business Combination will be accounted for as a reverse capitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of FEI issuing stock for the net assets of the Company, accompanied by a recapitalization. The net assets of the Company will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of FEI.
FEI has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under the no and maximum redemptions scenarios:
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Mr. Fertitta, the current owner of 100% of FEI, is expected to have a 77.2% economic interest and a 97.1% voting interest in New FEI at Closing (assuming no redemptions) and a 77.4% economic interest and a 97.1% voting interest in New FEI at Closing (assuming maximum redemptions), which will provide him with control of New FEI, including the ability to control any action requiring the general approval of FEI’s stockholders;

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FEI executives will hold C-suite management roles for New FEI;

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the combined company will assume a new name;

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the combined company intends to apply to list the shares of New FEI Class A common stock and public warrants on the NYSE under the ticker symbols “FTE” and “FTE WS,” respectively; and

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the intended strategy of the combined company will continue FEI’s current strategy.

Vote Required for the Approval
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes will have no effect on the outcome of the proposal. The Business Combination cannot be completed unless the Business Combination Proposal is adopted by affirmative vote of a majority of the votes cast by FAST Stockholders present or represented by proxy at the Special Meeting and entitled to vote thereon.
Recommendation of FAST Board
THE FAST BOARD UNANIMOUSLY RECOMMENDS THAT THE FAST STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.
The existence of financial and personal interests of FAST’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of FAST and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of FAST’s Directors and Officers in the Business Combination” for a further discussion.

THE MERGER AGREEMENT
The following describes certain aspects of the Business Combination, including certain material provisions of the Merger Agreement. The following description of the Merger Agreement is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the Merger Agreement carefully and in its entirety, as it is the legal document governing the Business Combination.
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary are included to provide you with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties by FAST and FEI. The representations, warranties and covenants made in the Merger Agreement by FAST and FEI were qualified and subject to important limitations agreed to by FAST and FEI in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Business Combination if the representations and warranties of the other party were to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing or attempting to set forth matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure letters that FAST FEI each delivered in connection with the Merger Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement.
For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as presenting the actual state of facts or condition of FAST and FEI, or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.” FAST will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.
Transaction Structure
Pursuant to the Merger Agreement, (i) FAST will change its jurisdiction of incorporation to Texas by merging with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger and changing its name to “Fertitta Entertainment, Inc.” (referred to in this proxy statement/prospectus as “New FEI”), (ii) following the TX Merger, Merger Sub will merge with and into FEI, with FEI surviving the merger and (iii) immediately following the merger described in clause (ii) above, FEI will merge with and into LLC Sub, with LLC Sub surviving such merger as a direct, wholly owned subsidiary of FAST Merger Corp. Upon consummation of the foregoing transactions, FEI will be a wholly-owned subsidiary of New FEI. In addition, in connection with the TX Merger, New FEI will amend and restate its charter to be the Proposed Charter and adopt the dual class structure and the unsuitability provisions, each as described in the section of this proxy statement/prospectus titled “Description of New FEI Securities.”
Treatment of Equity
Treatment of FAST Equity
The FAST shares held by FAST Stockholders prior to the consummation of the Merger Agreement will automatically convert, on a one-for-one basis, into shares of New FEI Class A common stock upon the consummation of the Merger Agreement.

On the effective date of the Merger, the issued and outstanding shares of FAST Class B common stock will automatically convert, on a one-for-one basis, into shares of New FEI Class A common stock in accordance with the Current Charter and following such conversion, all holders of the FAST Class A common stock and warrants will receive New FEI common stock and warrants of New FEI without needing to take any action and accordingly such holders should not submit the certificates relating to their FAST Class A common stock or warrants.
Treatment of FEI Equity
Upon the Closing of the Business Combination, Mr. Fertitta, the sole stockholder of FEI, will be entitled to receive a number of Class B common stock valued at approximately $3.84 billion (subject to adjustment as described in the Merger Agreement) based on (1) proceeds available from the trust account, after giving effect to any and all redemptions, and (2) proceeds from the Private Placement. Such consideration will be paid to Mr. Fertitta by the issuance of a number of shares of Class B common stock of New FEI, calculated based on the aggregate closing date transaction value, as determined pursuant to the Merger Agreement, and a $10.00 per share price of the Class B common stock of New FEI. The value of the aggregate consideration will change between now and the Closing based on (i) the difference between the net debt of FEI at the Closing and the current target net debt of $4.6 billion, (ii) the difference between the number of shares of GNOG common stock held by FEI at the Closing and the 31,494,175 shares of GNOG common stock held by FEI at the date of execution of the amendment to the Merger Agreement multiplied by the reference price of $13.00 per share and (iii) (x) the difference between the 60-day average closing stock price of a share of Golden Nugget Online Gaming, Inc. (“GNOG”) as of the day prior to the Closing and $13.00 multiplied by (y) 31,494,175 shares of GNOG common stock held by FEI as of the date of execution of the amendment to the Merger Agreement (subject to adjustment by reason of dividend, subdivision, reclassification, recapitalization, split, combination of exchange of shares, the issuance of shares to FEI or certain of its subsidiaries in connection with interest payments paid on any indebtedness of GNOG, or any other similar event between the date of the Merger Agreement and Closing). Based on FEI’s net debt as of September 30, 2021 of $3.9 billion, 31,657,545 shares of GNOG common stock held by FEI as of November 10, 2021 and the GNOG share price of $18.88, the 60-day average as of November 10, 2021, 472.7 million shares of New FEI Class B common stock would be issued to Mr. Fertitta as of the Closing Date, representing an aggregate value of approximately $4.73 billion. A sensitivity analysis on the consideration transferred has been performed to assess the effect that a hypothetical 10% change in the GNOG stock trading price would have on the merger consideration. A 10% change in GNOG’s common stock trading price would cause a corresponding increase/decrease to total consideration of approximately $59.8 million, in each of the no redemption and maximum redemption scenarios described herein.
Not less than four business days prior to the Closing, FEI must deliver to FAST written notice setting forth FEI’s good faith calculation of the transaction value and the number of shares of New FEI Class B common stock to be issued to Mr. Fertitta at Closing. FAST will have two business days following delivery of such calculations to provide any reasonable comments and questions with respect to such calculations, which FEI will consider and respond to in good faith. FEI will subsequently deliver a written notice setting forth the final calculation of the number of New FEI Class B common stock to be issued to Mr. Fertitta at Closing on or before the Closing, which notice will, absent manifest error, be binding on all parties to the Merger Agreement and will be used by New FEI for purposes of issuing the merger consideration to Mr. Fertitta.
The shares of Class B common stock of New FEI will have 10 votes per share.
The outstanding shares of Class B common stock of New FEI will have subject to a “sunset” provision if Mr. Fertitta and other permitted holders of Class B common stock cease to beneficially own at least 20% of the number of shares of Class B common stock of New FEI collectively held by Mr. Fertitta and other permitted transferees as of the effective date of the Business Combination.
Closing
The Closing of the Business Combination shall take place at 8:00 a.m., Houston time, on the second (2nd) business day (unless another date is agreed to in writing by FEI and FAST) following the satisfaction or written waiver (where permissible under applicable law) of the conditions in the Merger Agreement.

Representations and Warranties
The Merger Agreement contains customary representations and warranties made by each of FEI, FAST, FAST Merger Corp., and Merger Sub regarding aspects of the respective businesses, financial condition and structure of the parties, as well as other facts pertinent to the Business Combination. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the Business Combination. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement.
FEI, FAST, FAST Merger Corp. and Merger Sub have made customary representations and warranties, including with respect to:
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organization, good standing and qualification to do business;

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corporate authority, approval and non-contravention;

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capitalization;

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no conflicts;

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governmental consents and approvals;

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financial statement and internal controls;

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compliance with laws;

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data protection;

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information supplied;

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absence of changes;

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corrupt practices;

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taxes;

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affiliate agreements;

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litigation; and

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brokers.

FEI has made additional representations and warranties, including with respect to:
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FEI subsidiaries;

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internal controls;

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undisclosed liabilities;

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licenses;

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intellectual property;

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real property;

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labor matters;

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material contracts; and

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environmental matters.

FAST, FAST Merger Corp., and Merger Sub have made additional representations and warranties, including with respect to:
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SEC filings;

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material adverse effect;

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title to property;

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SPAC material contracts;

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valid issuances;

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financial ability and trust account;

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business activities;

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no outside reliance;

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market quotation;

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Investment Company Act; and

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subscription agreements.

The representations, warranties, covenants and agreements in the Merger Agreement and in any certificate or instrument delivered pursuant to the Merger Agreement shall terminate at the effective time of the Merger or upon termination of the Merger Agreement, except for those covenants and agreements that by their terms are to be performed in whole or in part after the effective time of the Merger (or survive the termination of the Merger Agreement).
Material Adverse Effect
Many of the representations and warranties, covenants and closing conditions set forth in the Merger Agreement are qualified by a “material” or “Material Adverse Effect” standard.
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FEI Material Adverse Effect.   A “material adverse effect”, with respect to FEI, means any event, change, circumstance or development that (i) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, results of operations or financial condition of FEI and its subsidiaries, taken as a whole, or (ii) prevents, materially impairs or materially delays, or would reasonably be expected to prevent, materially impair or materially delay, the ability of FEI to consummate the Business Combination, provided, however, that, with respect to clause (i), in no event would any of the following, alone or in combination, be deemed to constitute, a “material adverse effect” with respect to FEI:

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any change or development in applicable laws or GAAP or any official interpretation thereof;

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any change or development in interest rates or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which FEI operates;

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the announcement or the execution of the Merger Agreement or the Separation Agreement, the pendency or consummation of the Business Combination or the performance of the Merger Agreement or the Separation Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees;

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any change generally affecting any of the industries or markets in which FEI or the FEI subsidiaries operate or the economy as a whole;

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the compliance with the terms of the Merger Agreement or the taking of any action, or failure to take action, required or contemplated by the Merger Agreement, and or with the prior written consent of FAST;

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any earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)), weather condition, explosion fire, act of God or other force majeure event;

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any national or international political or social conditions in which, or in the proximate geographic region of which, FEI operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel;
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any failure of FEI or its subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; or

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shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a FEI Material Adverse Effect.

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FAST Material Adverse Effect.   A “material adverse effect”, with respect to FAST, means any event, change, circumstance or development that (i) prevents materially impairs or materially delays, or would reasonably be expected to prevent, materially impair or materially delay, the ability of FAST, FAST Merger Corp. and Merger Sub to perform their obligations under the Merger Agreement and the ancillary agreements to which they are a party, including consummating the Merger, or (ii) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, results of the operations or financial condition of FAST, FAST Merger Corp. and Merger Sub, taken as a whole.

Fundamental Representations
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“FAST Fundamental Representations” refers to certain representations and warranties of FAST relating to organization, standing, corporate power, capitalization, corporate authority, approval and brokers

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“FEI Fundamental Representations” refers to certain representations and warranties of FEI relating to organization, good standing, corporate power, capital structure, corporate authority, approval, and brokers.

Covenants Relating to the Conduct of Business
Until the earlier of the Closing or the date, if any, on which the Merger Agreement is terminated, FEI will cause itself and each of its subsidiaries, as applicable to, conduct their businesses in the ordinary course of business. FEI has also agreed to use commercially reasonable efforts to preserve their current business organizations, keep available the services of their officers, employees and consultants and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it.
FEI and FAST have further agreed that they will not, and will not permit their respective subsidiaries to, without the prior written consent of the other party (which consent is not to be unreasonably withheld, conditioned or delayed) take the actions specifically set forth in the Merger Agreement, as it may be applicable to such party, including, but not limited to:
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With respect to FEI:

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effect a material amendment to or restatement of the certification of incorporation or by-laws (or similar organizational documents) of FEI or its subsidiaries;

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enter into any material new line of business outside of the business currently conducted by FEI or its subsidiaries;

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sell, transfer, license, sublicense, covenant not to assert, lease, pledge or otherwise encumber or subject to any encumbrance, abandon, cancel, let lapse or convey or dispose of any assets, properties or business of the FEI Entities (as defined in the Merger Agreement), except for:

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obsolete or worthless assets;

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sale of tangible inventory in the ordinary course of business; and

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sales, abandonment, lapses of tangible assets or tangible items or tangible materials in an amount not in excess of $5,000,000 in the aggregate, other than (1) permitted encumbrances or (2) pledges and encumbrances on property and assets in the ordinary course of business and that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to FEI.
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effect any recapitalization, reclassification, split or other change in capitalization, authorize any additional shares or repurchase or redeem any shares of its capital stock;

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fail to maintain its existence;

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change any method of accounting, except as required by GAAP;

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fail to implement the Internal Reorganization (as defined in the Merger Agreement);

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fail to maintain material insurance policies in force;

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enter into any affiliate agreement with FEI; or

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announce an intention or commitment to do any of the foregoing.

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With respect to FAST:

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change, modify or amend the trust agreement, or organizational documents of FAST, FAST Merger Corp. or Merger Sub;

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(a) make, declare, set aside or pay any dividends on, or make any other distribution in respect of any of its outstanding capital stock or other equity interests, (b) split, combine, reclassify or otherwise change any of its capital stock or other equity interests, or (c) repurchase, redeem or otherwise acquire, any capital stock of other equity interests in FAST (unless required by the organizational documents of FAST in order to consummate the transactions contemplated within the Merger Agreement);

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effect any recapitalization, reclassification, split or other change in capitalization, authorize any additional shares or repurchase or redeem any shares of its capital stock;

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fail to maintain its existence;

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change any method of accounting;

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announce an intention or commitment to do any of the foregoing;

FAST shall cause its subsidiaries to comply with, and continue performing under, as applicable, the organizational documents of FAST, the trust agreement and all other agreements or contracts to which FAST or its subsidiaries may be a party.
Additional Covenants
FAST Stockholder Meeting
FAST is required to give notice and convene and hold the special meeting for the purposes of adopting the Merger Agreement, and thereby approving the Business Combination and approving any other stockholder approvals required under the Merger Agreement, as promptly as practicable after the date upon which the registration statement of which this proxy statement/prospectus forms a part becomes effective.
FAST may postpone or adjourn the special meeting only under the following circumstances:
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to solicit additional proxies for the purpose of obtaining the requisite stockholder approvals; and

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for the absence of a quorum;

Regulatory Approvals
Each of FAST and FEI has agreed to use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make the Business Combination effective, including:

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obtain all authorizations, clearances, consents, gaming approvals, orders and approvals of all governmental authorities that may be or become necessary or advisable for its execution and delivery of, and performance of, the Merger Agreement;

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cooperate fully with the other parties in promptly seeking all such authorizations and approvals;

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provide any such information any governmental authority reasonably requests; and

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all applicable filing fees made with any governmental authority and all filing fees under the HSR Act.

The parties have begun the process of making submission to the applicable gaming regulatory authorities and HSR filing authorities and are continuing to take actions to obtain the required approvals prior to the Closing as needed to satisfy the gaming regulatory conditions and HSR conditions to Closing. Each of the parties has agreed to keep each other informed about the status of the governmental and third-party approval matters and to reasonably cooperate in such efforts.
Director and Officer Indemnification and Insurance
FAST Merger Corp. shall indemnify and hold harmless each present and former directors, officers and employees of FAST, FAST Merger Corp. and Merger Sub against any costs or expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administration or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the Merger, to the fullest extent that FAST, FAST Merger Corp., FEI or its subsidiaries, as the case may be, would have been permitted under their applicable certificate of incorporation and bylaws.
FAST Merger Corp., FAST, and FEI will maintain provisions in their respective certificates of incorporation and bylaws for six (6) years concerning the indemnification of FAST, FAST Merger Corp. and the subsidiaries of FEI’s respective former and current officers, directors, employees and agents that are no less favorable to those persons than the provisions of the certificate of incorporation and bylaws of FAST, FAST Merger Corp. and the subsidiaries of FEI, in each case, as the date hereof and will not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, except as required by law.
The Private Placement
FAST entered into Subscription Agreements with certain Investors, pursuant to which, among other things, FAST has agreed to issue and sell, in private placements to close immediately prior to the Closing of the Business Combination, an aggregate of 124,000,000 shares of Class A common stock for $10.00 per share to PIPE Investors (including Jefferies and Tilman Fertitta). The Private Placement is expected to close immediately prior to the Closing. In connection with the Closing, pursuant to the Merger Agreement, all of the issued and outstanding shares of FAST Class A common stock, including the shares of FAST Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New FEI Class A common stock. The Company has commitments for approximately $1.24 billion of proceeds in connection with the Subscription Agreements.
Listing of New FEI Shares
FAST and FEI will use reasonable best efforts to cause the shares of New FEI common stock to be issued in connection with the Transactions (as defined in the Merger Agreement) to be approved for listing on the NYSE under the ticker symbol “FTE,” including by submitting prior to the Closing an initial listing application with the NYSE. Each of FEI and FAST have agreed to promptly provide information concerning itself and its affiliates as may be reasonably requested by the other parties, and otherwise reasonably assist and cooperate with the other parties in connection with the preparation, filing and distribution of the NYSE listing application.
Conditions to Closing
The completion of the Business Combination is subject to certain closing conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.

Conditions to Each Party’s Obligations
Each party’s obligation to complete the Business Combination is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:
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the Spin-Off shall have been consummated in all material respects in accordance with the Separation Agreement;

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the Registration Statement shall have been declared effective under the Securities Act and shares of FAST Merger Corp. Class A Common Stock to be issued (i) upon conversion or exchange of the New FEI Class B common stock issued as the merger consideration, (ii) to the Subscribers pursuant to the Subscription Agreements, and (iii) in connection with the TX Merger, shall have been approved for listing on the NYSE, subject only to the official notice of issuance;

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the offer to redeem shares of existing FAST Class A common stock holders shall have been completed in accordance with the terms hereof, the Current Charter and the Registration Statement;

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FAST shall have at least five million one dollars (5,000,001) at the effective time of the Merger after giving effect to all required payments;

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FAST stockholder approval must be obtained;

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all applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated;

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all relevant licenses required to consummate the transactions and operate the FAST entities and their businesses in the ordinary course; and

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no law or governmental order issued by a governmental authority that enjoins or makes illegal the consummation of the Business Combination.

Additional Conditions to the Obligations of FAST, FAST Merger Corp. and Merger Sub
The obligations of FAST to complete the Business Combination are also subject to the satisfaction or waiver of the following conditions:
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representations and warranties of FEI shall be true and correct;

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no FEI “material adverse effect”;

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FEI must have entered into each applicable ancillary agreement to the Separation Agreement;

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FAST shall have received executed counterparts from the FEI Stockholder to the Stockholders Agreement and the Registration Rights Agreement;

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FEI shall have delivered FAST a statement described in Treasury Regulations (as defined in the Merger Agreement), certifying that the interests of FEI are not U.S. real property interests; and

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FEI shall have delivered FAST the calculation of the merger consideration.

Additional Conditions to the Obligations of FEI
The obligations of FEI to complete the Business Combination are also subject to the satisfaction or waiver of the following conditions:
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representation and warranties of FAST, FAST Corp. and Merger Sub shall be true and correct;

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no FAST “material adverse effect”;

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FEI shall have received executed counterparts from FAST and Sponsor to the Stockholders Agreement and from FAST the Registration Rights Agreement;

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FEI shall have received certain tax opinions regarding aspects of the Business Combination and the Restructuring; and

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FAST’s directors and officers of the FAST Disclosure Letter in the Merger Agreement shall have been removed from their respective positions or have tendered their irrevocable resignations.

Termination
The Merger Agreement may be terminated at any time prior to the Closing:
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by FAST Merger Corp. or FEI, if the Closing shall not have occurred by December 1, 2021 (the “Termination Date”); provided that the party exercising this right is not the primary cause of the failure of the Closing to occur on such date;

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by FAST Merger Corp. or FEI in the event that any governmental authority issues a non-appealable governmental order that permanently enjoins the consummation of the TX Merger, the Merger or the Spin-Off; provided that this termination right is not available to any party if such party is the primary reason for the issuance of such governmental order;

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by either party if the stockholders of FAST do not receive the requisite approvals at the special meeting for the Proposals;

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by FEI, if FAST, FAST Merger Corp. and Merger Sub have breached or failed to perform any of their representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of certain conditions to the Closing to be satisfied and (ii) is incapable of being cured or is not cured by such party by the earlier of  (x) 30 days following receipt of written notice from FEI of such breach or failure to perform and (y) the Termination Date;

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by FAST, if FEI has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of certain conditions to the Closing to be satisfied and (ii) is incapable of being cured or is not cured by such party by the earlier of  (x) 30 days following receipt of written notice from FAST of such breach or failure to perform and (y) the Termination Date; or

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by the written consent of the parties.

Fees and Expenses
All fees and expenses incurred by the parties in connection with the Merger Agreement and Business Combination (including their legal and accounting fees in respect of the Business Combination and their investment banker fees) will be paid by the party incurring such fees or expenses, except that upon the Closing, New FEI will bear the fees and expenses of all parties incurred in connection with the Business Combination.
Amendment
The Merger Agreement may be amended or modified only by a duly authorized written agreement signed by all of the parties of the Merger Agreement. No amendment will be made where applicable law or the rules of any relevant stock exchange require further approval by a party’s shareholders without such further approval.
Governing Law; Jurisdiction
The Merger Agreement is governed by the laws of the State of Texas. The designated venue is any state court in the State of Texas or United States federal court in Harris County, Texas.

ANCILLARY AGREEMENTS RELATED TO THE MERGER
Stockholders Agreement
On February 1, 2021, FAST, FAST Merger Corp., our Sponsor and Mr. Fertitta entered into that certain Stockholders Agreement (the “Stockholders Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex H. The Stockholders Agreement will become effective upon the consummation of the Business Combination. The following summary of the terms of the Stockholders Agreement is not a complete description thereof and is qualified in its entirety by the full text thereof.
Corporate Governance
The Stockholders Agreement provides that the initial board of directors of New FEI will consist of up to 8 members, who may be designated as follows:
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prior to the Sunset Date, the Sponsor will be entitled to designate Eugene Remm to the board as a director and Mr. Fertitta will be entitled to designate the remaining directors, one of whom shall be the Chief Executive Officer of New FEI; and

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from and after the Sunset Date, Mr. Fertitta will be entitled to designate all of the directors, one of whom shall be the Chief Executive Officer of New FEI.

The composition of the audit committee of the New FEI board of directors will be in compliance with applicable NYSE independence requirements.
The “Sunset Date” means the earliest of the following (a) one year after the completion of the Merger, (b) the date on which the last sale price of Class A Common Stock of New FEI equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for the 20th trading day within a 30-trading day period commencing at least 150 days after the Merger and (c) the date following the Merger on which New FEI completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New FEI’s stockholders having the right to exchange their shares of Class A common stock of New FEI for cash, securities or other property.
Amendment; Waiver
The terms of the Stockholders Agreement may only be modified or amended with the written approval of FAST Merger Corp., Mr. Fertitta and Sponsor holding a majority of the Class A common Stock and Class B common stock of FAST Merger Corp. (and securities convertible into Class A common stock and Class B common stock) then held by the Sponsor Parties (as defined in the Stockholders Agreement) in the aggregate as to which the Stockholder Agreement has not been terminated. Prior to the Sunset Date, any modification or amendment requires the approval of the Sponsor Parties.
Neither the failure nor delay on the part of any party to exercise any right, remedy, power or privilege shall operate as a waiver thereof. No party shall be deemed to have waived any provision or right unless expressly set forth in a written instrument. Each Stockholder Party (as defined in the Stockholders Agreement) may withdraw from the Stockholder Agreement at any time by written notice to FAST Merger Corp. Thereafter, such Stockholder Party will cease to be a party to the Stockholders Agreement.
Termination
The Stockholders Agreement will not be effective until the Closing and will terminate on the Sunset Date. In the event the Merger Agreement is terminated in accordance with its terms, the Stockholders Agreement shall automatically terminate and be of no further force or effect.
Registration Rights Agreement
On February 1, 2021, FAST, FAST Merger Corp., our Sponsor and Mr. Fertitta entered into that certain Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex I. The Registration Rights Agreement will become effective upon the consummation of the Business Combination. Pursuant to the Registration

Rights Agreement, FAST Merger Corp. agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement within 30 days of the closing of the Business Combination. Up to twice in any 12-month period, our Sponsor may request to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $30,000,000. FAST Merger Corp. also agreed to provide customary “piggyback” registration rights to our Sponsor and Mr. Fertitta. The Registration Rights Agreement also provides that FAST Merger Corp. will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities. The summary of the terms of the Registration Rights Agreement included herein is not a complete description thereof and is qualified in its entirety by the full text thereof.
Subscription Agreements
On February 1, 2021, FAST entered into various subscription agreements (the “Subscription Agreements”), each dated as of February 1, 2021, with certain institutional investors, including, Jefferies (with respect to 2,500,000 shares of Class A common stock) and Tilman Fertitta (with respect to 5,606,656 shares of Class A common stock) (the “PIPE Investors”), the form of which is attached to this proxy statement/prospectus as Annex I, pursuant to which, among other things, FAST agreed to issue and sell, in private placements to close immediately prior to the Closing, an aggregate of 124,000,000 shares of its Class A common stock for $10.00 per share, including 48,970,200 shares of Class A common stock to be issued upon the surrender of $489,702,000 aggregate principal amount of indebtedness of FEI at Closing. Subsequent to such date, Jefferies entered into agreements to assume the obligation to purchase an additional 6,820,000 shares from certain PIPE Investors. The Subscription Agreements contain customary representations, warranties, covenants and agreements of FAST and the PIPE Investors and are subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Merger Agreement that is material and adverse to the PIPE Investor) and termination rights (including a termination right if the transaction contemplated by the Subscription Agreement has not been consummated by February 1, 2022). The summary of the terms of the Subscription Agreements included herein is not a complete description thereof and is qualified in its entirety by the full text thereof.
Sponsor Agreement
On February 1, 2021, FAST entered into a Sponsor Agreement (the “Sponsor Agreement”) with FEI, our Sponsor and certain officers and the members of FAST’s board of directors (the “SPAC Insiders”), a copy of which is attached to this proxy statement/prospectus as Annex K, pursuant to which, among other things, the SPAC Insiders agreed to vote any of FAST’s shares of common stock held by them in favor of the Business Combination and to not redeem any such shares at the special meeting of stockholders to be held in connection with the Business Combination. In addition, the SPAC Insiders agreed to not transfer (i) any of the founder shares held by them for one year after the Closing, subject to certain permitted transfers and a potential early release of such restrictions as set forth therein, and (ii) any private placement warrants or any shares of Class A common stock issued or issuable upon exercise thereof until 30 days after the Closing. In addition, our Sponsor agreed to surrender and forfeit 2,000,000 founder shares for no consideration. The Sponsor Agreement amends and restates that certain letter, dated as of August 20, 2020 between FAST and the SPAC Insiders that was entered into in connection with the FAST’s initial public offering. The summary of the terms of the Sponsor Agreement included herein is not a complete description thereof and is qualified in its entirety by the full text thereof.
Texas Merger Agreement
On February 1, 2021, FAST entered into an Agreement and Plan of Merger with FAST Merger Corp. (“TX Merger Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex C, pursuant to which FAST Merger Corp. shall merge with and into FAST prior to the consummation of the Business Combination, in accordance with the terms of the TBOC and DGCL, with FAST Merger Corp. surviving such merger (i.e., the TX Merger). Upon the effectiveness of the TX Merger, (i) each share of FAST Class A common stock issued and outstanding will be cancelled and will automatically convert into one share of New FEI Class A common stock, (ii) pursuant to the Sponsor Agreement, Sponsor shall forfeit for no consideration, 2,000,000 shares of FAST Class B common stock, (iii) each share of FAST Class B common stock issued and outstanding will be cancelled and will automatically convert into one share of New

FEI Class A common stock, (iv) each warrant to purchase one share of FAST Class A common stock will be exercisable for one share of New FEI Class A common stock, and (v) all issued and outstanding shares of capital stock of FAST will represent the issued and outstanding shares of FAST Merger Corp. The summary of the terms of the TX Merger Agreement included herein is not a complete description thereof and is qualified in its entirety by the full text thereof.
Lockup Agreement
In connection with the Company’s entrance into the Merger Agreement, on February 1, 2021, FAST also entered into a Lockup Agreement (the “Lockup Agreement”) with FAST Merger Corp. and Mr. Fertitta, a copy of which is attached to this proxy statement/prospectus as Annex J, pursuant to which, among other things, Mr. Fertitta agreed to not transfer FAST’s shares of common stock held by him prior to one year after the Closing, subject to certain permitted transfers and a potential early release of such restrictions as set forth therein. The summary of the terms of the Lockup Agreement included herein is not a complete description thereof and is qualified in its entirety by the full text thereof.

THE REINCORPORATION PROPOSAL
Overview
In connection with the Business Combination, FAST is asking its stockholders to approve the Reincorporation Proposal. Under the Merger Agreement, the approval of the Reincorporation Proposal is also a condition to the Closing. If the Reincorporation Proposal is approved, but the Business Combination Proposal or the Charter Proposals are not approved, then neither the reincorporation nor the Business Combination will be consummated.
As a condition to the Closing under the terms of the Merger Agreement, FAST has agreed to change its jurisdiction of incorporation from Delaware to Texas. To effect the reincorporation, pursuant to the terms of the Agreement and Plan of Merger for the TX Merger (the “Reincorporation Merger Agreement”), FAST will merge with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger, adopting the Proposed Charter and changing its name to “                 .” Immediately upon effectiveness of the TX Merger, the currently issued and outstanding shares of FAST Class A common stock will be exchanged, on a one-for-one basis, for shares of New FEI Class A common stock. Similarly, FAST’s outstanding warrants will become warrants to acquire the corresponding number of shares of New FEI Class A common stock on the same terms as the current outstanding warrants.
The Reincorporation Proposal, if approved, will approve of the merger of FAST with and into FAST Merger Corp., with FAST Merger Corp. surviving the TX Merger and the Proposed Charter being adopted. As a result, FAST’s jurisdiction of incorporation will change from Delaware to Texas. Accordingly, while FAST is currently governed by the DGCL, upon reincorporation, New FEI will be governed by the Texas Business Corporation Act. We urge stockholders to carefully consult the information set out below under “Comparison of Stockholder’s Rights.” The Proposed Charter, which is discussed further below, will differ in certain material respects from the Current Charter and we urge stockholders to carefully consult the information set out below under “The Charter Proposals” and “The Advisory Charter Proposals,” the Current Charter, attached hereto as Annex D and the Proposed Charter and the New FEI Bylaws, attached hereto as Annex E and Annex F, respectively.
A copy of the Reincorporation Merger Agreement is attached as Annex C hereto.
Reasons for Approval of the Reincorporation Proposal
The reincorporation will result in New FEI changing its jurisdiction of incorporation from Delaware to Texas and adopting the Proposed Charter. We expect the reincorporation to provide a number of benefits to New FEI.
The reincorporation into Texas may help us attract and retain qualified management by reducing the risk of lawsuits being filed against New FEI and its directors and officers. We believe that for the reasons described below, in general, Texas law provides greater protection to our directors, officers and New FEI than Delaware law. The increasing frequency of claims and litigation directed towards directors and officers has greatly expanded the risks facing directors and officers in general of public companies in exercising their duties. The amount of time and money required to respond to these claims and to defend this type of litigation can be substantial. Delaware law provides that every person becoming a director of a Delaware corporation consents to the personal jurisdiction of the Delaware courts in connection with any action concerning the corporation. Accordingly, a director can be personally sued in Delaware, even though the director has no other contacts with the state. On the contrary, there are no provisions in Texas law providing that directors and officers are subject to personal jurisdiction of the Texas courts merely by the fact of being officers and directors of an entity incorporated in Texas. We believe the reincorporation will give the officers and directors of New FEI greater protection from liability.
Also, reincorporation in Texas will provide potentially greater protection for directors of New FEI and, unlike Delaware, for officers as well. Delaware law permits a corporation to adopt provisions limiting or eliminating the liability of a director to a company and its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the liability does not arise from certain proscribed conduct, including breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. By contrast, Nevada law permits a broader exclusion of liability of both officers and directors to the company and its stockholders, providing for an exclusion of all monetary damages for breach of the fiduciary of care unless bad faith is shown. The reincorporation will result in the elimination of any liability of an officer or director for a breach of the duty of care not involving bad faith. There is currently no known pending claim or litigation against any of our directors or officers for breach of fiduciary duty related to their service as directors or officers of FAST or FEI. The directors have an interest in the reincorporation to the extent that they will be entitled to such limitation of liability.
Operating New FEI as a Texas corporation will not interfere with, or differ substantially from, our present corporate activities. As a Texas corporation, New FEI will be governed by Texas corporate law, while FAST is presently governed by Delaware law. Texas law may constitute a comprehensive, flexible legal structure under which to operate. However, because of differences in the laws of these states, your rights as stockholders will change in several material respects as a result of the reincorporation. These matters are discussed in greater detail in “Comparison of Stockholders’ Rights.”
The reincorporation is not being effected to prevent a change in control, nor is it in response to any present attempt known to our Board to acquire control of FAST or obtain representation on our Board. Nevertheless, certain effects of the proposed reincorporation may be considered to have anti-takeover implications by virtue of being subject to Texas law. For a discussion of differences between the laws of Delaware and Texas, including differences that may have anti-takeover implications, please see “Comparison of Stockholders’ Rights.”
Anticipated Accounting Treatment of the TX Merger
We expect there to be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of FAST exclusively as a result of the reincorporation. The reincorporation will not materially affect FAST’s capitalization, assets and liabilities or financial statements.
Vote Required for Approval
Approval of the Reincorporation Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present or represented by proxy at the meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the proposal.
Recommendation of FAST Board
THE FAST BOARD UNANIMOUSLY RECOMMENDS THAT FAST STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE REINCORPORATION PROPOSAL.
The existence of financial and personal interests of one or more of FAST’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of FAST and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of FAST’s Directors and Officers in the Business Combination” for a further discussion.

THE CHARTER PROPOSALS
In connection with the Reincorporation Proposal and the Business Combination, FAST is asking its stockholders to approve the adoption of the Proposed Charter, in the form attached hereto as Annex E, to be effective upon the TX Merger. If the Business Combination, Reincorporation Proposal and the Charter Proposals are approved, the Proposed Charter would replace the Current Charter.
The Charter Proposals are conditioned on the approval of the Reincorporation Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal and the Reincorporation Proposal are not approved, the Charter Proposals will have no effect, even if approved by the FAST Stockholders.
Comparison of Current Charter to Proposed Charter
The following is a summary of the key changes effected by the Proposed Charter relative to the Current Charter. This summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex E:
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the increase of the total number of authorized shares of capital stock, which shall consist of (i) 1,500,000,000 shares of New FEI Class A common stock, par value $0.0001 per share, (ii) 600,000,000 shares of New FEI Class B common stock, par value $0.0001 per share, and (iii) 100,000,000 shares of preferred stock, par value $0.0001 per share;

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the establishment of the right of holders of shares of New FEI Class A common stock to cast one vote per share of New FEI Class A common stock and holders of shares of New FEI Class B common stock to cast ten (10) votes per share of New FEI Class B common stock on each matter properly submitted to New FEI’s stockholders entitled to vote;

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the declassification of the board of directors of the post-Business Combination company such that all directors will be elected annually;

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the fixing of the number of directors of which the board of directors of New FEI may be comprised at not less than three (3) and not more than eight (8) directors;

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unless the Company consents in writing to the selection of an alternative forum, the selection of the Southern District of Texas in the State of Texas to be the sole and exclusive forum for all actions arising outside of the Securities Act;

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that the Company will declare and make a special distribution to the shares of New FEI Class B common stock held by Mr. Fertititta of 100% of the equity interests of Splitco (as defined below); and

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that amendments to certain provisions of the Proposed Charter relating to the rights of Class A and Class B common stockholders will require the affirmative vote of (i) a majority of the total voting power of the outstanding shares of capital stock of the Company entitled to vote thereon, voting together as a single class, while the Company is under the control of Mr. Fertitta and (ii) at least two-thirds of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, from and after the time that the Corporation ceases to be under the control of Mr. Fertitta.

Reasons for the Approval of the Charter Proposals
In the judgment of the FAST Board, the Proposed Charter is necessary to address the needs of the post-Business Combination company. In particular:
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the greater number of authorized shares of capital stock is desirable for New FEI to have sufficient shares to complete the Business Combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits;

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certain provisions address matters under Texas law (such as voting requirements for stockholders); and

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the provisions that relate to the operation of FAST as a blank check company prior to the consummation of its initial business combination will not be applicable to New FEI (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

The sole reason that FAST is presenting three separate Charter Proposals is to provide for a separate FAST Class A Common Stock vote on Charter Proposal A and a separate FAST Class B Common Stock vote on Charter Proposal B, and thereby enable holders of FAST Class A Common Stock and FAST Class B Common Stock to vote separately as a class on the increase in the authorized number of shares of New FEI Class A common stock and New FEI Class B common stock, respectively.
For a discussion of the reasons for the approval of certain provisions in the Proposed Charter, see “The Advisory Charter Proposals — Reasons for the Approval of the Advisory Charter Proposals” below.
Vote Required for Approval
Approval of the Charter Approval Proposal requires the affirmative vote of a majority of the outstanding FAST Shares entitled to vote thereon, voting together as a class. Approval of Charter Proposal A will be subject to the affirmative vote of the holders of a majority of the outstanding shares of FAST Class A Common Stock, voting as a single class. Approval of Charter Proposal B will be subject to the affirmative vote of the holders of a majority of the outstanding shares of FAST Class B Common Stock, voting as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” each of these proposals.
Recommendation of FAST Board
THE FAST BOARD UNANIMOUSLY RECOMMENDS THAT FAST STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSALS.
The existence of financial and personal interests of one or more of FAST’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of FAST and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of FAST’s Directors and Officers in the Business Combination” for a further discussion.

THE ADVISORY CHARTER PROPOSALS
FAST is asking its stockholders to vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the Proposed Charter. These proposals are being presented in accordance with SEC guidance and will be voted upon on an advisory basis, and are not binding on FAST or our Board (separate and apart from the approval of the Charter Proposals). In the judgment of the FAST Board, these provisions are necessary to adequately address the needs of the post-Business Combination company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposals). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Charter Proposals, FAST intends that the Proposed Charter will take effect upon consummation of the TX Merger (assuming approval of the Charter Proposals).
Advisory Charter Proposals
The following table sets forth a summary of the governance provisions applicable to the Advisory Charter Proposals. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex E. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.
Advisory Charter Proposal	Current Charter	Proposed Charter
Advisory Charter Proposal A — Changes in Share Capital
The Current Charter authorizes FAST to issue 401,000,000 shares of capital stock, consisting of  (a) 400,000,000 shares of common stock, including 380,000,000 shares of Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share.

The Proposed Charter would authorize New FEI to issue 2,200,000,000 shares of capital stock, consisting of (i) 1,500,000,000 shares of New FEI Class A common stock, par value $0.0001 per share, (ii) 600,000,000 shares of New FEI Class B common stock, par value $0.0001 per share, and (iii) 100,000,000 shares of preferred stock, par value $0.0001 per share.

Advisory Charter Proposal B — Voting Rights of Common Stock
The Current Charter provides that each share of FAST Class A common stock and FAST Class B common stock is entitled to one vote per share on each matter properly submitted to FAST’s stockholders entitled to vote.

The Proposed Charter provides holders of shares of New FEI Class A common stock will be entitled to cast one vote per share of New FEI Class A common stock and holders of shares of New FEI Class B common stock will be entitled to cast ten (10) votes per share of New FEI Class B common stock on each matter properly submitted to New FEI’s stockholders entitled to vote.

Advisory Charter Proposal C — Declassification of the New FEI Board	The Current Charter provides that the FAST board of directors has three classes of directors, with only one class of directors being elected in each year and each class serving a three-year term.	The Proposed Charter provides that each member of the board of directors of New FEI will be elected at each annual meeting of stockholders (or special meeting in lieu thereof).
Advisory Charter Proposal D — Fixing the Number of Directors	The Current Charter provides that the FAST board of directors has no fixed number of directors.	The board of directors of New FEI will be comprised of not less than three (3) and not more than eight (8) directors.
Advisory Charter Proposal E — Forum Selection	The Current Charter provides that the Court of Chancery of the State	The Proposed Charter provides that, unless New FEI consents in writing to

Advisory Charter Proposal	Current Charter	Proposed Charter
	of Delaware will be the sole and exclusive forum for certain actions and claims.	the selection of an alternative forum, the Southern District of Texas in the State of Texas shall be the sole and exclusive forum for certain actions and claims.
Advisory Charter Proposal F — Distribution of Equity Interests of Split-Co
The Current Charter provides that the holders of shares of FAST common stock are entitled to receive such dividends and other distributions (payable in cash, property or capital stock of FAST) when, as and if declared thereon by the FAST Board from time to time out of any assets or funds of FAST legally available therefor and shall share equally on a per share basis in such dividends and distributions.

The Proposed Charter will expressly provide that the Company may declare and make a special distribution to the shares of New FEI Class B common stock held by Mr. Fertititta of 100% of the equity interests of Splitco.

Advisory Charter Proposal G — Required Vote to Amend the Charter	The Current Charter only requires certain charter amendments to be approved by stockholders in accordance with Delaware law.
The Proposed Charter provides that amendments to certain provisions of the Proposed Charter relating to the rights of Class A and Class B common stock will require the affirmative vote of (a) a majority of the total voting power of the outstanding shares of capital stock of the Company entitled to vote thereon, voting together as a single class, while the Company is under the control of Tilman J. Fertitta and (b) at least two-thirds of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, from and after the time that the Corporation ceases to be under the control of Tilman J. Fertitta.

Reasons for the Approval of the Advisory Charter Proposals
Advisory Charter Proposal A — Changes in Share Capital
The Proposed Charter is intended to provide adequate authorized share capital to (i) accommodate the issuance of shares of New FEI Class A common stock and Class B common stock as part of the stock consideration in the Business Combination and (ii) provide flexibility for future issuances of shares of New FEI stock if determined by the New FEI board of directors to be in the best interests of New FEI after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
Advisory Charter Proposal B — Voting Rights of Common Stock
The Proposed Charter provides that holders of shares of Class B common stock will have 10 votes on each matter properly submitted to the stockholders entitled to vote. Because, upon consummation of the Business Combination, Mr. Fertitta will be the sole beneficial owner of shares of Class B common stock, and those shares will be generally restricted from transfers, except in limited circumstances, this dual class stock structure will provide Mr. Fertitta with the ability to control the outcome of matters requiring stockholder approval, even though he will own significantly less than a majority of the total outstanding shares of New FEI common stock. We believe that our success rests on our ability to undertake a long-term view and Mr. Fertitta’s controlling interest will enhance New FEI’s ability to focus on long-term value creation and help insulate New FEI from short-term outside influences. Mr. Fertitta’s voting control also provides New FEI with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining Mr. Fertitta’s control.
Advisory Charter Proposal C — Declassification of the New FEI Board of Directors
The FAST board of directors recognizes that corporate governance standards have continued to evolve in recent years, resulting in a majority of Fortune 500 companies having implemented annual director elections. Furthermore, a classified board structure may appear to reduce director accountability to stockholders since this structure does not permit stockholders to express a view on each director’s performance by means of an annual vote. The FAST board of directors also recognizes that many institutional investors and commentators now believe that the election of directors is the primary means for stockholders to influence corporate governance policies and to hold the board and management accountable for implementing those policies. Although the FAST board of directors believes that declassifying the New FEI board of directors is in the best interests of New FEI’s stockholders, the FAST board of directors is aware that there may be disadvantages to a declassified board structure. For example, a classified board structure may provide increased board continuity and stability and encourage directors to focus on the long-term productivity of a company. Additionally, classified boards may provide additional protections against unwanted, and potentially unfair and abusive, takeover attempts and proxy contests, as they make it more difficult for a substantial stockholder to gain control of a board of directors without the cooperation or approval of incumbent directors. However, after considering the foregoing, the FAST board of directors believes that the declassification of the New FEI board of directors under this proposal is in the best interests of New FEI’s stockholders.
Advisory Charter Proposal D — Fixing the Number of Directors
The FAST board of directors believes that an express statement in the Proposed Charter providing that the New FEI board of directors will consist of no less than three and no more than eight directors is desirable to reduce uncertainty and to help reduce the risk of a small group of short-term, special interest or self-interested stockholders obtaining outsized representation of its interests in the New FEI board of directors.
Advisory Charter Proposal E — Selection of the Southern District of Texas in the State of Texas as Exclusive Forum
Similar to that provided under the Current Charter, the Proposed Charter is intended to assist New FEI in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims.
The FAST board of directors believes that the Texas courts are best suited to address disputes involving such matters given that following the Business Combination, New FEI will be incorporated in Texas and Texas law generally applies to such matters. In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make New FEI’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery. For these reasons, the FAST board of directors believes that providing for the Southern District of Texas as the exclusive forum for the types of disputes described above is in the best interests of New FEI and its stockholders. At the same time, the FAST board of directors believes that New FEI should have the ability to consent to an alternative forum on a case-by-case basis where the New FEI board of directors determines that New FEI’s interests and those of its stockholders are best served by permitting such a dispute to proceed in a forum other than in the Southern District of Texas.
Advisory Charter Proposal F  — Distribution of Equity Interests of Split-Co
The FAST board of directors believes that in order to effect the transactions contemplated by the Split-Off Agreement (as defined below), it is appropriate to amend the Current Charter to provide for a special distribution on the NEW FEI Class B Shares held by Mr. Fertitta of 100% of the equity interests of Split-Co (as defined below).

Advisory Charter Proposal G — Required Vote to Amend the Charter
The FAST board of directors believes that voting requirements described in Advisory Charter Proposal F is appropriate to protect all stockholders of New FEI against the potential self-interested actions by one or a few large stockholders after the Business Combination, if Mr. Fertitta ceases to beneficially own shares of New FEI stock representing at least a majority of the voting power thereof. In reaching this conclusion, the FAST board of directors is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of common stock following the Business Combination, particularly after the time Mr. Fertitta ceases to beneficially own shares of New FEI stock representing at least a majority of the voting power of the capital stock of New FEI. The FAST board of directors further believes that going forward, if, and after, Mr. Fertitta ceases to beneficially own shares of New FEI stock representing at least a majority of the voting power of the capital stock of New FEI, a supermajority voting requirement encourages the person seeking control of New FEI to negotiate with the New FEI board of directors to reach terms that are appropriate for all stockholders.
Vote Required for Approval
Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by FAST Stockholders present or represented by proxy at the meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on these proposals.
As discussed above, the Advisory Charter Proposals are advisory votes and therefore are not binding on FAST or our Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, FAST intends that the Proposed Charter will take effect upon consummation of the TX Merger (assuming approval of the Charter Proposals).
Recommendation of FAST Board
THE FAST BOARD UNANIMOUSLY RECOMMENDS THAT FAST STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY CHARTER PROPOSALS.
The existence of financial and personal interests of one or more of FAST’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of FAST and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of FAST’s Directors and Officers in the Business Combination” for a further discussion.

THE STOCK ISSUANCE PROPOSAL
Overview
Assuming the Business Combination Proposal, the Reincorporation Proposal, the Charter Proposals and the Advisory Charter Proposals are approved, our stockholders are also being asked to approve the Stock Issuance Proposal.
FAST’s units, Class A common stock and public warrants are listed on The New York Stock Exchange and, as such, we are seeking stockholder approval for the issuance of  (i) shares of New FEI Class B common stock to Mr. Fertitta pursuant to the terms of the Merger Agreement and (ii) FAST Class A common stock to the PIPE Investors in connection with the Private Placement, plus any additional shares pursuant to subscription agreements we may enter into prior to Closing.
Reasons for the Approval of the Stock Issuance Proposal
We are seeking stockholder approval in order to comply with the NYSE Rules 312.03(c) and (d). Under the NYSE Rule 312.03(c), stockholder approval is required prior to the issuance of, or of securities convertible into or exercisable for shares of common stock, in any transaction or series of related transactions if: (1) the shares of common stock have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such shares or of securities convertible into or exercisable for shares of common stock; or (2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such shares or of securities convertible into or exercisable for shares of common stock.
Collectively, FAST may issue 20% or more of its outstanding shares of common stock or 20% or more of the voting power, in each case outstanding before the issuance, in connection with the Business Combination.
Under the NYSE Rule 312.03(d), stockholder approval is required prior to an issuance that will result in a change of control of the issuer. The NYSE does not define “change of control” for purposes of Rule 312.03(c), but instead applies a subject test on a case-by-case basis. Generally, purchases of more than 30% of the outstanding voting stock are presumed to constitute a change of control and purchases of between 20% and 30% of the outstanding voting stock may be presumed to constitute a change of control, depending on the corporate governance structure. In some situations, an issuance of even less than 20% may be deemed to have resulted in a change of control.
Effect of the Proposal on Current Stockholders
In the event that this proposal is not approved by FAST Stockholders, the Business Combination may not be consummated. In the event that this proposal is approved by FAST Stockholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of common stock pursuant to the Merger Agreement, New FEI will not issue the shares of common stock.
Vote Required for Approval
Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes will have no effect on the outcome of the proposal.
Recommendation of FAST Board
THE FAST BOARD UNANIMOUSLY RECOMMENDS THAT FAST STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of FAST’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of FAST and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of FAST’s Directors and Officers in the Business Combination” for a further discussion.

THE DIRECTOR ELECTION PROPOSAL
Overview
The FAST Board is currently divided into three classes: Class I, Class II and Class III. In accordance with the terms of the Current Charter, FAST’s Class I directors will stand elected for a term expiring at FAST’s first annual meeting, the Class II directors will stand elected for a term expiring at FAST’s second annual meeting and FAST’s Class III directors will stand elected for a term expiring at FAST’s third annual meeting. Commencing at FAST’s first annual meeting, and at each annual meeting thereafter, (a) Class I directors elected to succeed those Class I directors whose terms expire shall be elected for a term of office to expire at the next annual meeting after their election; (b) Class II directors elected to succeed those Class II directors whose terms expire shall be elected for a term of office to expire at the second succeeding annual meeting after their election and (c) Class III directors elected to succeed those Class III directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting after their election.
The Proposed Charter will provide for the declassification of New FEI’s board of directors following the Closing, so New FEI’s board of directors will consist of one class of directors only, whose term will continue to the first annual meeting following the Closing, and, thereafter, all directors will be elected annually and will be elected for one year terms expiring at the next annual meeting of New FEI’s stockholders.
Nominees for Election to the Board of Directors
Each of Tilman J. Fertitta, Richard H. Liem, Steven L. Scheinthal, Michael S. Chadwick, G. Michael Stevens and Scott Kelley are nominated for election to New FEI’s board of directors for terms expiring at the 2022 annual meeting or until such directors’ successors have been duly elected and qualified, or until such directors’ earlier death, resignation, retirement or removal. Please see “Directors and Executive Officers of New FEI After the Business Combination” for more information on the experience of the foregoing individuals.
Stockholders Agreement
In connection with FAST’s entrance into the Merger Agreement, it also entered into the Stockholders Agreement with Mr. Fertitta, FAST Merger Corp. and Sponsor, pursuant to which, among other things, the parties thereto agreed that the board of directors of New FEI will initially be comprised of up to eight (8) members, who may be designated as follows:
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prior to the Sunset Date (as defined below), the Sponsor will be entitled to designate Mr. Remm to the board as a director and Mr. Fertitta will be entitled to designate the remaining directors, one of whom shall be the Chief Executive Officer of New FEI; and

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from and after the Sunset Date, Mr. Fertitta will be entitled to designate all of the directors, one of whom shall be the Chief Executive Officer of New FEI.

The “Sunset Date” means the earliest of the following (a) one year after the completion of the Merger, (b) the date on which the last sale price of Class A Common Stock of New FEI equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for the 20th trading day within a 30-trading day period commencing at least 150 days after the Merger and (c) the date following the Merger on which New FEI completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New FEI’s stockholders having the right to exchange their shares of Class A common stock of New FEI for cash, securities or other property.
Each of the director nominees has been nominated in accordance with the terms of the Stockholders Agreement.
Vote Required for Approval
The election of directors is decided by a plurality of the votes cast by the stockholders present in person (which would include presence at the virtual special meeting) or represented by proxy at the special meeting and entitled to vote on the election of directors. This means that each of the director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
The Director Election Proposal is conditioned on the approval of the Business Combination Proposal, the Reincorporation Proposal and the Charter Proposals. Therefore, if the Business Combination Proposal, the Reincorporation Proposal and the Charter Proposals are not approved, the Director Election Proposal will have no effect, even if approved by our public stockholders.
Recommendation of FAST Board
THE FAST BOARD UNANIMOUSLY RECOMMENDS THAT FAST STOCKHOLDERS VOTE “FOR” EACH OF THE DIRECTOR NOMINEES.
The existence of financial and personal interests of one or more of FAST’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of FAST and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of FAST’s Directors and Officers in the Business Combination” for a further discussion.

THE INCENTIVE PLAN PROPOSAL
Overview
At the Special Meeting, holders of FAST common stock will be asked to approve the 2021 Plan. The FAST Board has approved the 2021 Plan, subject to stockholder approval. The 2021 Plan will become effective, if at all, upon the closing of the Business Combination, subject to consummation of the Business Combination and subject to stockholder approval. If the 2021 Plan is not approved by FAST’s stockholders, or if the Merger Agreement is terminated prior to the consummation of the Business Combination, the 2021 Plan will not become effective. The 2021 Plan is described in more detail below. A copy of the 2021 Plan is attached as Annex L to this proxy statement/prospectus.
The 2021 Plan
The purpose of the 2021 Plan is to enhance our ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in New FEI and providing a means of recognizing their contributions to our success. The FAST Board believes that equity awards are necessary for New FEI to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees.
Summary of the 2021 Plan
This section summarizes certain principal features of the 2021 Plan. The summary is qualified in its entirety by reference to the complete text of the 2021 Plan, a copy of which is attached as Annex L to this proxy statement/prospectus. We urge our stockholders to carefully read the entire 2021 Plan before voting on this proposal.
Eligibility and Administration
Our employees, consultants and directors, and employees and consultants of our subsidiaries, may be eligible to receive awards under the 2021 Plan.
The 2021 Plan provides that it will be administered by the board of directors of New FEI, which may delegate its duties and responsibilities to one or more committees of its directors and/or officers of New FEI (collectively, the “plan administrator”), subject to the limitations imposed under the 2021 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws.
The plan administrator will have the authority to take all actions and make all determinations under the 2021 Plan, to interpret the 2021 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2021 Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2021 Plan.
Shares Available for Awards
The aggregate number of shares of New FEI common stock that will be available for issuance under the 2021 Plan will initially be equal to (i) 7% of the outstanding shares of New FEI common stock as of immediately after the closing of the Business Combination, which is estimated to be equal to approximately 41,617,240 shares, plus (ii) an annual increase for ten years on the first day of each calendar year beginning January 1, 2022, equal to the lesser of (A) 5% of the aggregate number of shares of New FEI common stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by the board of directors of New FEI. The maximum number of shares of New FEI common stock that may be issued pursuant to the exercise of incentive stock options (“ISOs”) granted under the 2021 Plan will be 208,086,200 shares.
If an award under the 2021 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2021 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2021 Plan will not reduce the shares available for grant under the 2021 Plan. Furthermore, shares purchased on the open market with the cash proceeds from the exercise of options, and shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award will again be available for awards under the 2021 Plan.
Awards granted under the 2021 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2021 Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.
The 2021 Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year, or director limit, may not exceed the amount equal to $750,000, increased to $1,000,000 in the fiscal year in which the 2021 Plan’s effective date occurs or in the fiscal year of a non-employee director’s initial service as a non-employee director. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.
Awards
The 2021 Plan provides for the grant of stock options, including ISOs and nonqualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock, dividend equivalents, restricted stock units (“RSUs”) and other stock or cash-based awards. Certain awards under the 2021 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be evidenced by award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of New FEI common stock, but the applicable award agreement may provide for cash settlement of any award. A brief description of each award type follows.
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Stock Options and SARs.   Stock options provide for the purchase of shares of New FEI common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. Unless otherwise determined by the plan administrator, the exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. Unless otherwise determined by the plan administrator, the term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

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Restricted Stock.   Restricted stock is an award of non-transferable shares of New FEI common stock that are subject to certain vesting conditions and other restrictions.

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RSUs.   RSUs are contractual promises to deliver shares of New FEI common stock in the future or an equivalent in cash and other consideration determined by the plan administrator, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of New FEI common stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares (or payment in cash) underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2021 Plan.
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Other Stock or Cash Based Awards.   Other stock or cash-based awards are awards of cash, fully vested shares of New FEI common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of New FEI common stock. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

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Dividend Equivalents.   Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of New FEI common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Certain Transactions
The plan administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting New FEI common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards. In the event of a change in control (as defined in the 2021 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction.
No Repricing
Except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that reduces the exercise price of any stock option or SAR, or cancels any stock option or SAR that has an exercise price that is greater than the then-current Fair Market Value of New FEI common stock in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.
Plan Amendment and Termination
The Post Combination Company’s board of directors may amend or terminate the 2021 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2021 Plan, may materially and adversely affect an award outstanding under the 2021 Plan without the consent of the affected participant, and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws or to increase the director limit. The 2021 Plan will remain in effect until the tenth anniversary of the earlier of the date of the adoption of the 2021 Plan or the date of the approval of the 2021 Plan by the stockholders, unless earlier terminated. No awards may be granted under the 2021 Plan after its termination.
Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments
The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Awards under the 2021 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, shares of New FEI common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.
Material U.S. Federal Income Tax Consequences
The following sets forth the principal United States federal income tax consequences related to awards under the 2021 Plan. This section deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This section is not intended as tax advice to participants, who should consult their own tax advisors.
•
Non-Qualified Stock Options.   If an optionee is granted an NSO under the 2021 Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in New FEI common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of New FEI common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

•
Incentive Stock Options.   A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of New FEI common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. New FEI or its subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

•
Other Awards.   The current federal income tax consequences of other awards authorized under the 2021 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; non-transferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); RSUs, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Section 409A of the Code
Certain types of awards under the 2021 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2021 Plan and awards granted under the 2021 Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the 2021 Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.
New Plan Benefits
Grants under the 2021 Plan will be made at the discretion of the plan administrator and are not currently determinable. The value of the awards granted under the 2021 Plan will depend on a number of factors, including the fair market value of New FEI common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.
Securities Authorized for Issuance
As of September 30, 2021, FAST had no equity compensation plans or outstanding equity awards. The following table is presented as of September 30, 2021 in accordance with SEC requirements:
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	—	—	—
Interests of Certain Persons in this Proposal
FAST’s directors and executive officers may be considered to have an interest in the approval of the 2021 Plan because they may in the future receive awards under the 2021 Plan. Nevertheless, the FAST Board believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the 2021 Plan.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Incentive Plan Proposal will not be presented at the Special Meeting. The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. Failure to submit a proxy or to vote in person (which would include presence at a virtual meeting) at the FAST Special Meeting, abstentions, and broker non-votes will have no effect on the Incentive Plan Proposal.
The Business Combination is conditioned upon the approval of the Incentive Plan Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.
The Sponsor and FAST’s directors and officers have agreed to vote the founder shares and any public shares owned by them in favor of the Incentive Plan Proposal. See “Ancillary Agreements Related to the Merger — Sponsor Agreement” for more information.
Recommendation of FAST Board
THE FAST BOARD UNANIMOUSLY RECOMMENDS THAT THE FAST STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

THE ADJOURNMENT PROPOSAL
Overview
The adjournment proposal, if approved by FAST Stockholders, allows the FAST Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the condition precedent proposals or we determine that if one or more of the closing conditions under the Merger Agreement has not been satisfied. See the section entitled “The Business Combination Proposal — Interests of FAST’s Directors and Officers in the Business Combination.”
Consequences if the Adjournment Proposal is Not Approved
If the adjournment proposal is presented to the Special Meeting and is not approved by the stockholders, FAST Board may not be able to adjourn the Special Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the condition precedent proposals, or if one or more of the closing conditions under the Merger Agreement has not been satisfied. In such events, the Business Combination would not be completed. However, the chairman of the Special Meeting may adjourn the Special Meeting without the approval of FAST Stockholders.
Vote Required for Approval
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by FAST Stockholders present or represented by proxy at the meeting and entitled to vote thereon. Abstentions and broker non-votes will have no effect on the outcome of the proposal.
The Adjournment Proposal is not conditioned upon any other proposal.
Recommendation of FAST Board
THE FAST BOARD UNANIMOUSLY RECOMMENDS THAT FAST STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of FAST’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of FAST and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of FAST’s Directors and Officers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.
Introduction
We are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the merger, the PIPE, and debt reduction, herein referred to as the “Transactions”. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and present the historical financial statements of FAST Acquisition Corporation (“FAST” or the “Company”) and Fertitta Entertainment Inc. (“FEI”), adjusted to give effect to the Transactions. Subsequent to the Transactions, the combined entity shall be referred to herein as “New FEI”.
We are a blank check company whose purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. We were incorporated as FAST Acquisition Corporation, a Delaware corporation on June 4, 2020. On August 25, 2020 we consummated our initial public offering (“IPO”) in which we sold 20,000,000 units at a price of $10.00 per unit. Each unit consisted of one Company Class A common stock and one-half of a redeemable public warrant. Each whole public warrant will entitle the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. Simultaneously, with the closing of the IPO, we consummated a $6 million private placement of an aggregate of 6,000,000 private placement warrants at a price of $1.00 per warrant. Upon the closing of the IPO and the private placement, we deposited the $200.0 million net proceeds thereof and the proceeds of the sale of the units in the trust account. As of September 30, 2021 there was $200.0 million held in the trust account.
FEI and its subsidiaries are a diversified gaming, restaurant, hospitality, and entertainment company principally engaged in the ownership and operation of Golden Nugget gaming facilities and full-service restaurants. FEI also operates an online gaming and sports betting platform through its controlling interest in Golden Nugget Online Gaming (“GNOG”), which is currently licensed to operate in New Jersey and Michigan. For additional details over each diversified groups operations, refer to the section titled “Business of FEI”.
On February 1, 2021, FAST entered into an agreement and plan of merger with FEI. In accordance with the merger agreement, FAST has agreed to combine with FEI for aggregate consideration in the form of shares of New FEI Class B common stock to be issued to Mr. Fertitta. Proceeds from the merger will be used to reduce FEI’s outstanding debt balance.
Other Transactions
The following pro forma condensed combined financial information has not been adjusted to reflect the following transactions as they are determined to be immaterial.
Acquisition of Catch Hospitality Group
On October 20, 2021, FEI entered into an agreement and plan of merger to acquire Top Shelf Holdings, LLC (“Catch Hospitality”), in which Mr. Fertitta currently has a 50% indirect noncontrolling ownership interest. The purchase price is approximately $194.1 million, subject to adjustment for final working capital, cash, and debt balances at closing. The merger consideration will be comprised of 50% cash and 50% Class A common stock of New FEI. The acquisition is expected to close immediately after the closing of the Business Combination. Upon completion of the acquisition Mr. Fertitta will receive additional equity interest in New FEI.
Related party agreements
In connection with the special distribution discussed in Note 1 below, New FEI will enter into related party agreements including a transition services agreement by which New FEI will provide certain general and administrative functions to the distributed businesses and a licensing agreement which allows New FEI and certain of the distributed businesses to use trademarks owned by the other party in return for a fee. New FEI will also enter into lease agreements which will allow it to continue to use some of the distributed real estate. The related party agreements are expected to reduce New FEI’s annual operating income by $4.4 million.
GNOG Sale
On August 9, 2021, GNOG entered into the GNOG Merger Agreement with DraftKings, New DraftKings and the other parties thereto, pursuant to which New Draft Kings agreed to acquire each of DraftKings and GNOG in concurrent mergers. At the closing of the GNOG Merger, New DraftKings will, among other things, acquire each issued and outstanding share of common stock of GNOG, including the shares of GNOG common stock owned by FEI, in exchange for 0.365 of a share of New DraftKings Class A common stock.
The transaction is expected to close in the first quarter of 2022, subject to certain closing conditions including stockholder and regulatory approvals. If the GNOG Merger closes prior to the Closing, the Business Combination will include all of the shares of New DraftKings Class A common stock that FEI receives at closing of the GNOG Merger. As of September 30, 2021, FEI owns 31.7 million shares of GNOG common stock, which will be exchanged for 11.6 million shares of New DraftKings Class A common stock.
Basis for Pro Forma Information
The following unaudited pro forma condensed combined balance sheet as of September 30, 2021 assumes that the Transactions occurred on September 30, 2021. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and year ended December 31, 2020 present pro forma effect of the Transactions as if they had been completed on January 1, 2020.
The pro forma condensed combined financial statements do not necessarily reflect New FEI’s financial condition or what their results of operations would have been had the Transactions occurred on the dates indicated. The pro forma condensed combined financial information also may not be useful in predicting future financial conditions and results of operations of New FEI. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
The historical financial information of the Company was derived from the unaudited and audited financial statements of the Company as of and for the nine months ended September 30, 2021 and for the period from June 4, 2020 (inception) through December 31, 2020 (As Restated). The historical financial information of FEI was derived from the unaudited condensed consolidated financial statements of FEI as of and for the nine months ended September 30, 2021 and the audited consolidated financial statements of FEI for the year ended December 31, 2020 included elsewhere in this proxy statement. This information should be read together with the Company’s and FEI’s unaudited and audited financial statements and related notes, the sections titled “FAST’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “FEI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement.
Not withstanding the legal form of the transaction, pursuant to the merger agreements the Business Combination will be accounted for as a reverse recapitalization, in accordance with generally accepted accounting principles in the U.S. (“GAAP”). Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of FEI issuing stock for the net assets of the Company, accompanied by a recapitalization. The net assets of the Company will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of FEI.
FEI has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under the no and maximum redemptions scenarios:
•
Mr. Fertitta, the current owner of 100% of FEI, is expected to have a 77.2% economic interest and a 97.1% voting interest in New FEI at Closing (assuming no redemptions) and a 77.4% economic interest and a 97.1% voting interest in New FEI at Closing (assuming maximum redemptions), which will provide him with control of New FEI, including the ability to control any action requiring the general approval of FEI’s stockholders;
•
FEI executives will hold C-suite management roles for New FEI;

•
The post-combination company will be renamed Fertitta Entertainment, Inc.;

•
The Company intends to apply to list the shares of New FEI Class A common stock and public warrants on NYSE under the ticker symbols “FTE” and “FTE WS,” respectively;

•
The intended strategy of the post-combination entity will continue FEI’s current strategy.

Capitalization
The following summarizes the pro forma ownership of common stock of New FEI as of September 30, 2021 following the Transactions under both the no redemption and maximum redemption scenarios:
Equity Capitalization Summary	Scenario 1 Assuming no redemption		Scenario 2 Assuming maximum redemption(2)
	Shares	%	Shares	%
FAST Public Stockholders	20,000,000	3.2%	17,903,814	2.9%
FAST Sponsor	3,000,000	0.5%	3,000,000	0.5%
PIPE Investors(3)	124,000,000	20.0%	124,000,000	20.1%
Total New FEI Class A common stock	147,000,000	23.7%	144,903,814	23.5%
New FEI Class B common stock issued in connection with business combination(1)	472,691,124	76.3%	472,691,124	76.5%
Total New FEI common stock	619,691,124	100.0%	617,594,938	100.0%

(1)
Closing date merger consideration will be adjusted for the following (i) the difference between the 60-day average closing stock price of a share of GNOG as of the day prior to the closing and the reference price of $13.00 multiplied by 31,494,175 shares of GNOG common stock held by FEI as of the date of execution of the amendment to the Merger Agreement (subject to adjustment by reason of dividend, subdivision, reclassification, recapitalization, split, combination of exchange of shares, the issuance of shares to FEI or certain of its subsidiaries in connection with interest payments paid on any indebtedness of GNOG, or any other similar event between the date of the Merger Agreement and Closing), (ii) the difference between the number of shares of GNOG common stock held by FEI at the Closing and the 31,494,175 shares held by FEI at the date of execution of the amendment to the Merger Agreement multiplied by the reference price of $13.00 per share and (iii) and adjusted for the difference between the net debt of FEI at the closing date and the current target net debt of $4.6 billion. The determination of the number of Class B common shares issued as merger consideration above is calculated using FEI’s net debt as of September 30, 2021 of $3.9 billion, 31,657,545 shares of GNOG common stock held by FEI as of November 10, 2021 and the GNOG share price of $18.88 the 60-day average as of November 10, 2021. A sensitivity analysis on the consideration transferred has been performed to assess the effect that a hypothetical 10% change in the GNOG stock trading price would have on the merger consideration. A 10% change in GNOG’s common stock trading price would cause a corresponding increase/decrease to total consideration by approximately $59.8 million, in each of the no and maximum redemption scenarios described herein.

(2)
Under Scenario 2, assumes redemption of 2,096,186 shares of common stock of FAST for aggregate redemption payment of $21.0 million using a pro rata share price redemption price of $10.00 based on $200.0 million held in trust as of September 30, 2021 reduced by the required payment of transaction expenses.

(3)
In Scenario 1 and Scenario 2, assumes the PIPE investment is consummated in accordance with its terms for aggregate proceeds of $1.24 billion in connection with the issuance of 124,000,000 shares of New FEI Class A common stock issued to the PIPE investors(including 5,606,656 shares of New FEI Class A common stock to be issued to Mr. Fertitta in his capacity as a PIPE investor).

The PIPE Investment
The Company entered into subscription agreements with certain investors, pursuant to which, among other things, FAST has agreed to issue and sell, in private placements to close immediately prior to the closing of the merger, an aggregate of 124,000,000 shares of Class A common stock for cash or the exchange of indebtedness at $10.00 per share for an aggregate purchase price equal to $1.24 billion (the “PIPE”). In connection with the closing, pursuant to the Merger Agreement, all of the issued and outstanding shares of FAST Class A common stock, including the shares of FAST Class A common stock issued to the PIPE investors, will be exchanged, on a one-for-one basis, for shares of New FEI Class A common stock. In addition, all of FAST’s outstanding warrants will become warrants to acquire shares of New FEI Class A common stock on the same terms as FAST’s currently outstanding warrants. The private placement is expected to close immediately prior to the closing of the merger.
The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of the Company Class A common stock:
•
Assuming No Redemptions:   This presentation assumes that no public shareholders of the Company exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Company’s trust account.

•
Assuming Maximum Redemption:   This presentation assumes that stockholders holding 2,096,186 shares of the Company’s public shares exercise their redemption rights and that such shares are redeemed for their pro rata share ($10.00 per share) of the funds in the Company’s trust account. Under the terms of the merger agreement, FEI’s obligation to consummate the Transactions is conditioned on the Company delivering evidence that, on a consolidated basis, it has no less than an aggregate amount of $5 million net tangible assets upon the Closing (following any redemptions of public shares and after payment of the transaction expenses).

The following unaudited pro forma condensed combined balance sheet as of September 30, 2021 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020 are based on historical financial statements of the Company (from inception June 4, 2020) and FEI. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2021
(in thousands)
	FEI (Historical)	FAST (Historical)	Transactions Accounting Adjustments			Pro Forma Combined (Assuming No Redemptions)	Transactions Accounting djustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Max Redemptions)
			Pro Forma Adjustments (Note 4)		Special Distribution
Current assets:
Cash and cash equivalents	$610,895	$228	$200,017	a	$(2,466)	$708,782	$(20,962)	i	$687,820
			—	b					—
			(71,811)	d					—
			(7,000)	e					—
			(21,081)	c					—
Accounts receivable – trade and other, net	64,115	—	—		(742)	63,373	—		63,373
Income taxes receivable	26,728				(26,728)	—			—
Inventories	99,798	—	—		(6,401)	93,397	—		93,397
Other current assets	26,827	197	(30)	d	(93)	26,901	—		26,901
Assets held for sale	288,957					288,957			288,957
Total current assets	1,117,320	425	100,095		(36,430)	1,181,410	(20,962)		1,160,448
Property, plant and equipment, net	2,197,490	—	—		(138,529)	2,058,961	—		2,058,961
Operating lease right of use assets, net	874,421	—	—		(3,316)	871,105	—		871,105
Investment in affiliates and joint ventures	28,022	—	—		(17,000)	11,022	—		11,022
Accounts and notes receivable, affiliates	112,641	—	—		(112,524)	117	—		117
Intangible assets, net	759,450	—	—		(198)	759,252			759,252
Long-term deferred tax assets	103,901	—	—		—	103,901	—		103,901
Other assets, net	64,965	—	—		(4)	64,961	—		64,961
Investments held in Trust Account	—	200,017	(200,017)	a	—	—	—		—
Total assets	$5,258,210	$200,442	$(99,922)		$(308,001)	$5,050,729	$(20,962)		$5,029,767
Current liabilities:
Accounts payable	132,447	135	(135)	d	(2,510)	129,937	—		129,937
Accrued liabilities	660,675	2,337	(6,848)	d	(2,525)	632,558	—		632,558
			(21,081)	c					—
Current portion of long-term debt	29,149	—	(7,503)	b	(55)	21,591	—		21,591
Operating lease liabilities	109,789	—	—		(1,526)	108,263	—		108,263
Liabilities held for sale	307,590					307,590			307,590
Total current liabilities	1,239,650	2,472	(35,567)		(6,616)	1,199,939	—		1,199,939
Long-term debt, net of current portion	4,504,649	—	(1,220,669)	b	(3,081)	3,280,899	—		3,280,899
Warrant derivative liabilities	—	95,560	—			95,560	—		95,560
Finance lease obligations	20,666	—	—			20,666	—		20,666
Noncurrent operating lease liabilities	872,234	—	—		(1,807)	870,427	—		870,427
Deferred tax liabilities	—					—			—
Other liabilities	76,965	—	—			76,965	—		76,965

	FEI (Historical)	FAST (Historical)	Transactions Accounting Adjustments			Pro Forma Combined (Assuming No Redemptions)	Transactions Accounting djustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Max Redemptions)
			Pro Forma Adjustments (Note 4)		Special Distribution
Deferred underwriting commissions in connection with the initial public offering	—	7,000	(7,000)	e		—	—		—
Total liabilities	$6,714,164	$105,032	$(1,263,236)		$(11,504)	$5,544,456	$—		$5,544,456
Commitments and Contingencies
Redeemable noncontrolling interest	2,919	—	—			2,919	—		2,919
Class A common stock; 20,000,000 shares subject to possible redemption at $10.00 per share		200,000	(200,000)	f		—	—		—
Stockholders’ Equity (Deficit)
Common stock	—	—	—	h		—	—		—
Additional paid-in capital	696,357	(1)	1,239,988	b		1,966,847	(20,962)	i	1,945,885
			(64,858)	d
			—	h
			199,998	f
			(104,637)	g
Accumulated deficit	(1,565,158)	(104,590)	104,590	g	(296,497)	(1,873,483)	—		(1,873,483)
			(11,828)	b
Accumulated other comprehensive loss	(3,366)	—	—		—	(3,366)	—		(3,366)
Class A common stock	—	—	12	b		—	—		—
			(12)	g
Class B common stock	—	1	—	h		—	—		—
			(1)	g
New FEI class A common stock	—	—	2	f		15	—	i	15
			13	g
New FEI class B common stock			47	g		47			47
Total equity (deficit) attributable to the Company	(872,167)	(104,590)	1,363,314		(296,497)	90,060	(20,962)		69,098
Noncontrolling interests	(586,706)	—	—			(586,706)	—		(586,706)
Total stockholders’ equity (deficit)	(1,458,873)	(104,590)	1,363,314		(296,497)	(496,646)	(20,962)		(517,608)
Total liabilities and equity (deficit)	$5,258,210	$200,442	$(99,922)		$(308,001)	$5,050,729	$(20,962)		$5,029,767

Unaudited Pro Forma Condensed Combined Statements of Operations
Nine Months Ended September 30, 2021
(in thousands)
			Transactions Accounting Adjustments
	FEI (Historical)	FAST (Historical)	Pro Forma Adjustments (Note 4)		Special Distribution	Pro Forma Combined (Assuming No Redemptions)	Transactions Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Max Redemptions)
REVENUES:
Restaurant and hospitality	$1,758,225	$—	$—		$—	$1,758,225	$—	$1,758,225
Gaming:
Casino	487,299	—	—		—	487,299	—	487,299
Rooms	131,811	—	—		—	131,811	—	131,811
Food and beverage	152,242	—	—		—	152,242	—	152,242
Other	79,679	—	—		—	79,679	—	79,679
Net gaming revenue	851,031	—	—		—	851,031	—	851,031
Total revenue	2,609,256	—	—		—	2,609,256	—	2,609,256
OPERATING COSTS AND EXPENSES:
Restaurant and hospitality:
Cost of revenues	468,272	—	—		—	468,272	—	468,272
Labor	421,842	—	—		—	421,842	—	421,842
Other operating expenses	426,107	—	—		—	426,107	—	426,107
Gaming:
Casino	207,007	—	—		—	207,007	—	207,007
Rooms	34,318	—	—		—	34,318	—	34,318
Food and beverage	85,194	—	—		—	85,194	—	85,194
Other	200,681	—	—		—	200,681	—	200,681
General and administrative expense	106,744	3,099	—			109,843	—	109,843
Administrative expenses – related party	—	135	(135)	d	—	—	—	—
Depreciation and amortization	147,316	—	—			147,316	—	147,316
Asset impairment expense	6,622	—	—		—	6,622		6,622
Gain on disposal of assets	(18,738)	—	—			(18,738)	—	(18,738)
Pre-opening expenses	795	—	—			795	—	795
Total operating expense	2,086,160	3,234	(135)		—	2,089,259	—	2,089,259
Income (loss) from operations	523,096	(3,234)	135			519,997	—	519,997
Interest expense, net	207,245	—	(52,537)	a	—	154,708	—	154,708
(Gain) loss on warrant derivatives	(71,031)	67,240	—		—	(3,791)	—	(3,791)
Other income, net	(4,166)	—	—		—	(4,166)	—	(4,166)
Net gain from investments held in Trust Account	—	(46)	46	b	—	—	—	—
Income (loss) before income tax	391,048	(70,428)	52,626		—	373,246	—	373,246
Provision for income taxes	73,004	—	13,157	c		86,161	—	86,161
Net income (loss)	318,044	(70,428)	39,469		—	287,085	—	287,085
Net income attributable to noncontrolling interests	57,305	—	—			57,305	—	57,305
Net income (loss) attributable to the Company	$260,739	$(70,428)	$39,469		—	$229,780	—	$229,780

Unaudited Pro Forma Condensed Combined Statements of Operations
Year Ended December 31, 2020
(in thousands)
			Transactions Accounting Adjustments
	FEI (Historical)	FAST (Historical)	Pro Forma Adjustments (Note 4)		Special Distribution	Pro Forma Combined Sub-Total (Assuming No Redemptions)	Transactions Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined Sub-Total (Assuming Max Redemptions)
REVENUES:
Restaurant and hospitality	$1,543,946	$—	$—		$—	$1,543,946	$—	$1,543,946
Gaming:
Casino	452,502	—	—		—	452,502	—	452,502
Rooms	104,313	—	—		—	104,313	—	104,313
Food and beverage	131,302	—	—		—	131,302	—	131,302
Other	58,341	—	—		—	58,341	—	58,341
Net gaming revenue	746,458	—	—		—	746,458	—	746,458
Total revenue	2,290,404	—	—		—	2,290,404	—	2,290,404
OPERATING COSTS AND EXPENSES:
Restaurant and hospitality:
Cost of revenues	415,313	—	—		—	415,313	—	415,313
Labor	428,467	—	—		—	428,467	—	428,467
Other operating expenses	508,527	—	—		—	508,527	—	508,527
Gaming:
Casino	205,803	—	—		—	205,803	—	205,803
Rooms	36,951	—	—		—	36,951	—	36,951
Food and beverage	83,493	—	—		—	83,493	—	83,493
Other	178,244	—	—		—	178,244	—	178,244
General and administrative expense	142,379	328	—		—	142,707	—	142,707
Administrative expenses – related party	—	60	(60)	d	—	—	—	—
Depreciation and amortization	211,757	—	—		—	211,757	—	211,757
Asset impairment expense	105,574	—	—		—	105,574	—	105,574
Loss on disposal of assets	8,466	—	—		—	8,466	—	8,466
Pre-opening expenses	3,000	—	—		—	3,000	—	3,000
Total operating expense	2,327,974	388	(60)		—	2,328,302	—	2,328,302
Loss from operations	(37,570)	(388)	60		—	(37,898)	—	(37,898)
Interest expense, net	301,676	—	(77,628)	a	—	224,048	—	224,048
(Gain) loss on warrant derivatives	(39,586)	15,340	—		—	(24,246)	—	(24,246)
Other expense, net	18,233	474	—		—	18,707	—	18,707
Net gain from investments held in Trust Account	—	(67)	67	b	—	—	—	—
Loss before income tax	(317,893)	(16,135)	77,621		—	(256,407)	—	(256,407)
Benefit for income taxes	(106,490)	—	19,405	c	—	(87,085)	—	(87,085)
Net loss	(211,403)	(16,135)	58,216		—	(169,322)	—	(169,322)
Net income attributable to noncontrolling interests	24,197	—	—		—	24,197	—	24,197
Net loss attributable to the Company	$(235,600)	$(16,135)	$58,216		$—	$(193,519)	$—	$(193,519)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.
Basis of Presentation

The Transactions will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, the Company is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Transactions were treated as the equivalent of FEI issuing stock for the net assets of the Company, accompanied by a recapitalization. The net assets of the Company will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of FEI. Upon completion of the merger, Mr. Fertitta will receive a special distribution comprised of certain restaurants, hospitality, real-estate, and other assets that will not be included in New FEI subsequent to the completion of the merger (the “Special Distribution”). The Special Distribution has not been reflected in the pro forma condensed combined statements of operations as the associated revenue and expense are immaterial.
The unaudited pro forma condensed combined balance sheet as of September 30, 2021 assumes that the Transactions occurred on September 30, 2021. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020 present pro forma effect to the Transactions as if it had been completed on January 1, 2020. These periods are presented on the basis of FEI as the accounting acquirer.
The unaudited pro forma condensed combined balance sheet as of September 30, 2021 has been prepared using, and should be read in conjunction with, the following:
•
The Company’s unaudited balance sheet as of September 30, 2021 and the related notes for the period ended September 30, 2021, included elsewhere in this proxy statement;

•
FEI’s unaudited condensed consolidated balance sheet as of September 30, 2021 and the related notes for the period ended September 30, 2021, included elsewhere in this proxy statement.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 has been prepared using, and should be read in conjunction with, the following:
•
The Company’s unaudited statement of operations for the nine months ended September 30, 2021 and the related notes, included elsewhere in this proxy statement;

•
FEI’s unaudited condensed consolidated statement of operations for the nine months ended September 30, 2021 and the related notes, included elsewhere in this proxy statement.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:
•
The Company’s audited statement of operations for the period from June 4, 2020 (inception) through December 31, 2020 (As Restated) and the related notes, included elsewhere in this proxy statement;

•
FEI’s audited consolidated statement of operations for the twelve months ended December 31, 2020 and the related notes, included elsewhere in this proxy statement.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.
The pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that the Company believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. The Company believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Company. They should be read in conjunction with the historical financial statements and notes thereto of the Company and FEI.
2.
Accounting Policies

Upon consummation of the Transactions, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New FEI. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any difference in accounting policies.
3.
Reclassifications

The unaudited condensed combined pro forma financial statements have been adjusted to reflect certain reclassifications of the Company’s financial statements to conform to FEI’s financial statement presentation.
Financial information presented in the “FAST historical” column in the unaudited pro forma condensed combined balance sheet as of September 30, 2021 has been reclassified to conform to the presentation of FEI as indicated below:
A.
Reflects the reclass of $79 thousand from Franchise tax payable to Accrued liabilities.

Financial information presented in the “FAST historical” column in the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020 has been reclassified to conform to the presentation of FEI as indicated below:
B.
Reflects the reclass of $150 thousand and $114 thousand from Franchise tax expense to General and administrative expense for the nine months ended September 30, 2021 and the period ended December 31, 2020.

C.
Reflects the reclass of $474 thousand from Financing cost — derivative warrant liabilities to Other (income) expense, net for the period ended December 31, 2020.

4.
Adjustment to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only.
The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information in accordance with Article 11 of Regulation S-X. The adjustments presented have been identified and presented to provide relevant information necessary for an understanding of New FEI upon consummation of the Transactions.
The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New FEI filed consolidated income tax returns during the period presented.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2021 are as follows:
a.
Reflects the reclassification of $200 million of cash and cash equivalents held in the Company trust account that becomes available to fund the merger.

b.
Reflects the sources and uses of the PIPE funding, which is comprised of $750.3 million in cash and $489.7 million in debt to equity exchange. PIPE investors will be issued an aggregate of 124,000,000 shares of New FEI Class A common stock at a price of $10.00 per share, for an aggregate price of $1.24 billion. The PIPE funding will be used to reduce FEI indebtedness by $1.24 billion with a corresponding write-off of pro rata unamortized deferred financing costs and debt discount of $11.0 million.

c.
Reflects the repayment of $21.1 million of FEI accrued interest outstanding related to the $1.24 billion debt reduction as part of the PIPE transaction.

d.
Reflects the payment of total estimated advisory, legal, fees associated with the PIPE, accounting and other professional fees of $71.8 million that are deemed to be direct and incremental costs of the merger. The payment of $71.8 million of costs directly attributable to the merger have been recorded as a reduction of $64.8 million to Additional paid-in capital, a reclassification of $0.03 million from Other current assets to Additional paid-in capital, a reduction of $6.8 million to Accrued liabilities and a reduction of $0.1 million to Accounts payable.

e.
Reflects the settlement of $7.0 million in deferred underwriting compensation incurred during the Company’s IPO due upon completion of the Transactions.

f.
Reflects the reclassification of $200 million of the Company’s Class A common stock subject to possible redemption to permanent equity.

g.
Reflects the recapitalization of FEI through the cancellation of all outstanding common stock of FEI, the exchange of all outstanding common stock of FAST, elimination of the accumulated deficit of FAST and the issuance of 619,691,124 shares, comprised of 147,000,000 New FEI Class A common stock and 472,691,124 New FEI Class B common stock.

h.
Reflects the forfeiture of 2,000,000 Class B founder shares for no consideration.

i.
Reflects the maximum redemption of 2,096,186 shares of the Company’s public stock for $21.0 million at a redemption price of $10.00 per share reflecting trust cash available after required payment of transaction costs. Based on the historical accounting for the public shares and considering pro forma adjustment G, the entire redemption price is allocated to Company Class A common stock and additional paid-in capital in the accompanying unaudited pro forma condensed combined balance sheet.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and year ended December 31, 2020 are as follows:
a.
Reflects the elimination of interest expense associated with the decrease in FEI indebtedness of $1.24 billion in connection with the PIPE transaction.

b.
Reflects the elimination of interest income on the Company’s trust account.

c.
Reflects the net impact on income taxes of the pro forma adjustments at the blended statutory tax rate of 25%.

d.
Reflects the elimination of related party expenses incurred by FAST for the nine months ended September 30, 2021 and period ended December 31, 2020 which will not be incurred after the merger.

5.
Net income (loss) per Share

Represents the net income (loss) per share calculated using the historical weighted average FEI shares outstanding and the issuance of additional shares in connection with the Transactions, assuming the shares were outstanding since January 1, 2020. As the Transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Transactions have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods. Basic and diluted income (loss) per share for New FEI Class A Common Stock and New FEI Class B Common Stock are the same, as each class of common stock is entitled to the same dividend participation rights and economic terms. No unexercised stock warrants were included in the income (loss) per share calculation as they are determined to be anti-dilutive.
The unaudited pro forma earnings per share has been prepared assuming two alternative levels of redemption into cash of the Company common stock for the nine months ended September 30, 2021 and for the year ended December 31, 2020:
	For the Nine Months Ended September 30, 2021		For the Year Ended December 31, 2020
(in thousands, except share and per share data)	Scenario 1 Assuming no redemption	Scenario 2 Assuming maximum redemption	Scenario 1 Assuming no redemption	Scenario 2 Assuming maximum redemption
Pro forma net income (loss)	$229,780	$229,780	$(193,519)	$(193,519)
Pro forma Weighted average shares outstanding – basic and diluted	619,691,124	617,594,938	619,691,124	617,594,938
Pro forma net income (loss) per share – basic and diluted	$0.37	$0.37	$(0.31)	$(0.31)
Pro forma weighted average shares calculation – basic and diluted
FEI weighted average shares outstanding	1,000	1,000	1,000	1,000
FAST weighted average public shares outstanding	5,000,000	5,000,000	5,000,000	5,000,000
FAST common stock subject to redemption reclassified to equity	20,000,000	17,903,814	20,000,000	17,903,814
FAST Sponsors forfeit founder shares	(2,000,000)	(2,000,000)	(2,000,000)	(2,000,000)
Issuance of FAST common stock in connection with closing of the PIPE transaction	124,000,000	124,000,000	124,000,000	124,000,000
Retirement of FEI common stock in connection with business combination	(1,000)	(1,000)	(1,000)	(1,000)
Cancellation of FAST common stock in exchange of New FEI Class A common stock	(147,000,000)	(144,903,814)	(147,000,000)	(144,903,814)
Issuance of New FEI Class A common stock in exchange of FAST common stock	147,000,000	144,903,814	147,000,000	144,903,814
Issuance of New FEI Class B common stock in connection with business combination	472,691,124	472,691,124	472,691,124	472,691,124
Pro forma weighted average shares outstanding – basic and diluted	619,691,124	617,594,938	619,691,124	617,594,938

OTHER INFORMATION RELATED TO FAST
Introduction
FAST is a blank check company incorporated on June 4, 2020 as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Merger Agreement, FAST’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.
Initial Public Offering
FAST has neither engaged in any operations nor generated any revenue to date. Based on FAST’s business activities, FAST is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
On May 14, 2019, FAST consummated its initial public offering of 20,000,000 units (“units”). Each unit consists of one share of Class A common stock and one-half of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock for $11.50 per share, subject to adjustment. The units were sold at an offering price of  $10.00 per Unit, generating gross proceeds, before expenses, of  $200,000,000. Prior to the consummation of the initial public offering, on June 4, 2020, the Sponsor purchased 7,187,500 shares of FAST Class B common stock for an aggregate purchase price of  $25,000, or approximately $0.004 per share. On August 4, 2020, the Sponsor surrendered 1,437,500 founder shares to FAST for cancellation for no consideration resulting in our sponsor holding 5,750,000 founder shares. The number of founder shares issued was determined based on the expectation that the initial public offering would be a maximum of 23,000,000 units and therefore that such founder shares would represent, on an as-converted basis, 20% of the outstanding shares of Class A common stock under the initial public offering.
Simultaneously with the consummation of the initial public offering, FAST consummated the private sale of an aggregate of 6,000,000 warrants, each exercisable to purchase one share of FAST Class A common stock at $11.50 per share, to our Sponsor at a price of  $1.00 per warrant, generating gross proceeds, before expenses, of approximately $6,000,000 (the “private placement warrants”). The private placement warrants are identical to the warrants included in the units sold in the initial public offering, except that, so long as they are held by their initial purchasers or their permitted transferees, (i) they will not be redeemable by FAST, (ii) they (including the shares of Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after FAST completes its initial business combination and (iii) they may be exercised by the holders on a cashless basis.
Upon the closing of the initial public offering and the private placement warrants, $200,000,000 was placed in a trust account with Continental Stock Transfer & Trust Company acting as trustee. Except for the withdrawal of interest to pay taxes, if any, FAST’s Current Charter provides that none of the funds held in trust will be released from the trust account until the earlier of  (i) the completion of an initial business combination; (ii) the redemption of any of the public shares properly submitted in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of FAST’s obligation to redeem 100% of the public shares if FAST does not complete an initial public offering within 24 months from the closing of its initial public offering or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if FAST is unable to complete an initial business combination within 24 months from the closing of FAST’s IPO. The proceeds held in the trust account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.
After the payment of underwriting discounts and commissions (excluding the deferred portion of $7,000,000 in underwriting discounts and commissions, which amount will be payable upon consummation of the Business Combination) and approximately $550,000 in expenses relating to the initial public offering, approximately $1,450,000 of the net proceeds of the initial public offering and private placement was not deposited into the trust account and was retained by FAST for working capital purposes. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest. As of September 30, 2021, there was approximately $200.0 million in investments and cash held in the trust account, approximately $0.4 million of cash held in its operating bank account and a working capital deficit of approximately $1.3 million (not taking into account approximately $49,000 of tax obligations that may be paid using investment income classified in the Trust Account).
Fair Market Value of FEI’s Businesses
FAST’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account) at the time of the agreement to enter into the business combination. FAST will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. FAST’s board of directors determined that this test was met in connection with the proposed Business Combination.
Stockholder Approval of Business Combination
Under the Current Charter, in connection with any proposed business combination, FAST must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares, subject to the limitations described in the prospectus for FAST’s IPO. Accordingly, in connection with the Business Combination, the FAST Stockholders may seek to redeem the public shares that they hold in accordance with the procedures set forth in this proxy statement/prospectus.
Voting Restrictions in Connection with Stockholder Meeting
In connection with FAST’s IPO, FAST’s initial stockholders (consisting of our Sponsor) and its directors at the time of its initial public offering entered into a letter agreement to vote their shares in favor of the Business Combination Proposal and FAST also expects them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, FAST’s initial stockholders own approximately 20% of the total outstanding FAST Shares.
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding FAST or its securities, the FAST initial stockholders, FEI and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of FAST Class A common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented to stockholders for approval at the Special Meeting are approved and/or (ii) FAST satisfy the Minimum Proceeds Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the business combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by FAST’s initial stockholders for nominal value.
Liquidation if No Business Combination
FAST has until August 25, 2022 to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its stockholders may approve in accordance with the Current Charter), FAST will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to it (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of FAST’s remaining stockholders and its board of directors, liquidate and dissolve, subject, in each case, to FAST’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the private placement warrants, which will expire worthless if FAST fails to complete its initial business combination by August 25, 2022.
FAST’s initial stockholders (consisting of the Sponsor) and its directors and officers have entered into a letter agreement with it, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their founder shares if FAST fails to complete its initial business combination within the required time frame. However, if FAST’s initial stockholders, officers and independent directors acquire public shares in or after the initial public offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if FAST fails to complete its initial business combination by August 25, 2022.
The Sponsor and FAST’s officers and directors have also agreed, pursuant to a written agreement with FAST, that they will not propose any amendment to the Current Charter that would affect the substance or timing of FAST’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by August 25, 2022, unless FAST provides its public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to it to pay its taxes, divided by the number of then issued and outstanding public shares. However, FAST may not redeem the public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it is not subject to the SEC’s “penny stock” rules).
FAST expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the trust account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing the plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes on interest income earned on the trust account balance, FAST may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If FAST was to expend all of the net proceeds of its initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by stockholders upon its dissolution would be $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of its creditors, which would have higher priority than the claims of its public stockholders. FAST cannot assure you that the actual per-share redemption amount received by stockholders will not be less than $10.00. While FAST intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.
Although FAST will seek to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against FAST’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, FAST’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to FAST than any alternative. Examples of possible instances where FAST may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. As of the date of this proxy statement/prospectus, FAST is not a party to any agreement that does not contain such a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with FAST and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our Sponsor has agreed that it will be liable to FAST if and to the extent any claims by a third party for services rendered or products sold to FAST, or a prospective target business with which FAST has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of  (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under FAST’s indemnity of the underwriters of its initial public offering against certain liabilities, including liabilities under the Securities Act. However, FAST has not asked our Sponsor to reserve for such indemnification obligations, nor has FAST independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and FAST believes that our Sponsor’s only assets are FAST’s securities. Therefore, FAST cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, FAST may not be able to complete the Business Combination, and FAST’s public stockholders would receive such lesser amount per share in connection with any redemption of their public shares. None of FAST’s officers or directors will indemnify FAST for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the trust account are reduced below the lesser of  (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, FAST’s independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While FAST currently expects that its independent directors would take legal action on its behalf against our Sponsor to enforce its indemnification obligations to FAST, it is possible that FAST’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, FAST cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.
FAST will seek to reduce the possibility that our Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which it does business execute agreements with FAST waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under FAST’s indemnity of the underwriters of its initial public offering against certain liabilities, including liabilities under the Securities Act. FAST has access to up to approximately $1,000,000 held outside the trust account with which it may pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that FAST liquidates, and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the trust account could be liable for claims made by creditors.
If FAST files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of FAST’s stockholders. To the extent any bankruptcy claims deplete the trust account, FAST cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if FAST files a bankruptcy petition or an involuntary bankruptcy petition is filed against FAST that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by FAST’s stockholders. Furthermore, FAST’s board may be viewed as having breached its fiduciary duty to FAST’s creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. FAST cannot assure you that claims will not be brought against it for these reasons.
FAST’s public stockholders will be entitled to receive funds from the trust account only (i) in the event of the redemption of the public shares if FAST does not complete its initial business combination by August 25, 2022, (ii) in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of FAST’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by August 25, 2022 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of FAST’s initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the trust account. In the event FAST seeks stockholder approval in connection with an initial business combination, a stockholder’s voting in connection with the business combination alone will not result in a stockholder’s redeeming its shares to FAST for an applicable pro rata share of the trust account. Such stockholder must have also exercised its redemption rights described above. These provisions of the Current Charter, like all provisions of the Current Charter, may be amended with a stockholder vote.
Properties
FAST currently sub-leases its executive offices at 109 Old Branchville Rd., Ridgefield, CT 06877 from our Sponsor. FAST has agreed to reimburse such entity for office space, secretarial and administrative services provided to members of its management team in an amount not to exceed $15,000 per month in the event such space and/or services are utilized and FAST does not pay a third party directly for such services. FAST believes, based on rents and fees for similar services, that this amount is at least as favorable as it could have obtained from an unaffiliated person. FAST considers its current office space adequate for its current operations.
Employees
FAST currently has four executive officers. These individuals are not obligated to devote any specific number of hours to FAST’s matters but they intend to devote as much of their time as they deem necessary to FAST’s affairs until it has completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the business combination process it is in. FAST does not intend to have any full time employees prior to the completion of its initial business combination.
Directors and Executive Officers
FAST’s directors and executive officers are as follows:
Name	Age	Position
Sandy Beall	71	Chief Executive Officer and Director
Garrett Schreiber	31	Chief Financial Officer
Todd Higgins	49	Chief Operating Officer
Kimberly Grant	50	Chief Strategy Officer
Kevin Reddy	63	Chairman
Ramin Arani	51	Director
Sanjay Chadda	45	Director
Alice Elliot	65	Director
Steve Kassin	36	Director
Michael Lastoria	41	Director

Sandy Beall is a restauranteur and hospitality founder, investor, operator and executive with a dynamic background that spans nearly six decades, dozens of highly successful concepts, and serving as the Chief Executive Officer of a public company for over 25 years. Mr. Beall founded Ruby Tuesday while in college in 1971, growing the concept to 15 units and ultimately selling it to Morrison Inc. in 1982. Post-acquisition, he remained the President and Chief Operating Officer of Ruby Tuesday, ultimately working his way up the organization to becoming Chairman and Chief Executive Officer of Morrison Inc. by 1995. In 1994, he was named Operator of the Year, won the Golden Chain Award from MUFSO, and was named Executive of the Year by Restaurants & Institutions. Under Mr. Beall’s recommendation and guidance, he oversaw the split of Morrison into three public companies, including Ruby Tuesday, Sodexo, and Morrison Health Care. Mr. Beall remained as Chairman and Chief Executive Officer of Ruby Tuesday, overseeing an operation that had grown to 800+ locations in 46 states, 14 foreign countries and approximately 30,000 employees when he retired from the company. Mr. Beall also co-founded Blackberry Farm in 1975, steadily growing it with his family over the following five decades into one of the premier luxury resorts in the world. It has been recognized by Relais & Chateaux since 1994, as well as named to the Conde Nast Traveler Gold List, Wine Spectator Grand Award, the James Beard Foundation, as well as a number of other highly regarded awards and by industry groups. Mr. Beall is an investor and board member of a number of high-growth restaurant and consumer brands, including &pizza, The Meatball Shop, Mexicue, Beyond Sushi and Chow Daddy’s. He is also the Principal of Beall Investments LLC, an investment company.
Garrett Schreiber joined RBC Capital Markets in 2012 and left in September 2014 to join Enhanced Capital, a portfolio company of Stone Point Capital, where he raised two tax-credit capitalized investment funds and a SBIC fund. Mr. Schreiber worked on fundraising, underwriting, and reporting efforts both to the limited partners and to government regulators. Mr. Schreiber left Enhanced Capital in May 2017, and in June 2018, he helped launch &vest, overseeing all investment, fundraising, and creative agency operations. Mr. Schreiber received an MBA from MIT Sloan and a BSBA from Washington University.
Todd Higgins is a co-founder of Crosby & Higgins LLP, a boutique corporate law firm in New York. Since founding the firm in 2005, Mr. Higgins has guided hundreds of businesses, boards and senior executives, integrating with management teams to provide thought leadership and strategic counsel from start-up to exit. Mr. Higgins has served as corporate counsel for companies like VistaGen Therapeutics, a publicly traded pharmaceutical company, Empire Resources, a publicly traded distributor, Tradesy, a luxury online fashion resale market, and &pizza. Mr. Higgins has worked with private equity funds and directly with businesses like &pizza, Magnolia Bakery, Catch Hospitality, Chesapeake Hospitality, Orwasher’s Bakery, Outstanding Foods, and Ideal Snacks. Mr. Higgins has also co-founded and led numerous companies, including Clear Sight Analytics from January 2017 to the present, and served as Chief Operating Officer and General Counsel of CoKinetic Systems Corp., a systems integration and interface technology company incubated with Deutsche Bank, from November 2006 to July 2007 and from August 2007 to December 2019, respectively. Most recently, in April 2020 he co-founded Vent Multiplexor, where he is leading an emergency effort, in collaboration with Yale New Haven Hospital, to bring to market a patent-pending device for dual-patient ventilation Mr. Higgins co-invented, which has recently secured emergency use authorization from the Food and Drug Administration during the COVID-19 pandemic. Mr. Higgins received a JD from Fordham University School of Law and a BA from Queens College.
Kimberly Grant is a chief executive and public company director with over 25 years of hospitality industry experience leading and scaling restaurant companies. From January 2014 to April 2020, Ms. Grant served as Chief Executive Officer of TFG, a global hospitality company that owns and operates unique dining concepts created by Chef José Andrés, including concepts in the fast casual, polished casual, food hall, and fine dining sectors. Prior to serving as Chief Executive Officer of TFG, Ms. Grant established a strong record of operations and finance at Ruby Tuesday. She served as Vice President and Controller for the company after its spin-off as an independent public company from 1998 to 2002, and then Senior Vice President, Executive Vice President, President and Chief Operating Officer from 2002 to 2013, where she was responsible for a profits & loss statement with revenues exceeding $1.3 billion each year from 2004 to 2013. Since 2017, Ms. Grant has served on the board of Performance Food Group, a publicly traded, $20+ billion revenue, food product distribution company, where she is a member of the audit, nomination, and governance committees. In 2019 and 2020, Ms. Grant was recognized by Nation’s Restaurant News’ “The Power List.” Ms. Grant received a Master of Science and Financial Services Management and a BS from Boston University.

Kevin Reddy has served in a variety of operational and executive roles. He began his career with McDonald’s Corporation in 1983 as a regional controller and progressed into positions of escalating responsibility. Following McDonald’s investment in Chipotle in 1998, Mr. Reddy served as Restaurant Support Officer, Chief Operations Officer, and ultimately Chief Operating Officer for Chipotle, overseeing its growth from just 13 units to 420 units in seven years. In April 2005, Mr. Reddy joined Noodles & Company as President and Chief Operating Officer. In 2006, he was named Chief Executive Officer, becoming a member of its board of directors and then Chairman in 2008. He left his position as CEO in July 2016. Since August 2016, Mr. Reddy has been self-employed as an advisor and works closely with investor groups to acquire premium brands in the hospitality sector. Recently, he worked with BDT Capital to acquire a majority stake in Whataburger, a Texas-based burger chain with nearly 900 locations. He is also Chairman of the Board of &pizza and Qdoba Mexican Grill. Mr. Reddy received a BS from Duquesne University.
Ramin Arani has served on the FAST Board since the consummation of its initial public offering. Mr. Arani is the CFO of Vice Media, with decades of experience in fund management and financial operations. Ramin was appointed as the CFO in November 2019. Previously, Mr. Arani worked at Fidelity Management & Research Company, where he was an Analyst & Sector Fund Manager from July 1992 to May 2000 and a Portfolio Manager from May 2000 to September 2018. Most recently, he managed the Fidelity Puritan Fund, achieving top 5% performance relative to industry peers. His financial experience spans a variety of sectors, including media, technology, health care, real estate, retail, aerospace and defense. Mr. Arani has served on several company boards, including Legendary Pictures, Rent the Runway, Goop, Rumble Boxing and Sakara Life. Mr. Arani holds a BA from Tufts University.
Sanjay Chadda has served on the FAST Board since the consummation of its initial public offering. Sanjay is the Co-Head of U.S. Investment Banking and Co-Head of U.S. Technology, Media, Marketing and Information Services Investment Banking at Canaccord Genuity, which focuses on the broader media, digital advertising and marketing, commerce, information and marketing technology and services industries. Sanjay was a Partner and Managing Director at Canaccord Genuity since December 1999 before becoming the Co-Head of U.S. Investment Banking and Co-Head of U.S. Technology, Media, Marketing and Information Services Investment Banking in February 2019. From May 1998 to December 1999, Sanjay was a Financial Analyst at GE Capital. Sanjay has led more than 125 transactions during his career and has successfully completed over 50 transactions since the beginning of 2014 alone. He joined Canaccord Genuity through its acquisition of Petsky Prunier in 2019. He focuses on origination, due diligence, marketing, management, and negotiation of both M&A and private placement transactions. Sanjay received a BS from the Charles F. Dolan School of Business at Fairfield University.
Alice Elliot has served on the FAST Board since the consummation of its initial public offering. Ms. Elliot is the founder and Chief Executive Officer of The Elliot Group, a widely respected executive recruitment agency in the restaurant and hospitality industry, where she has worked since February 1988. Nationally recognized as one of the leading advisors in executive search, human resources, and leadership, Ms. Elliot has been featured in QSR Magazine’s “20 Most Influential Restaurant Leaders,” Nation’s Restaurant News’ “50 Most Powerful People in Foodservice,” and on “CBS This Morning Saturday.” She has also been a featured speaker on Bloomberg Radio, focusing on business trends and innovation. In addition, Ms. Elliot has spoken at many industry highlights and is the recipient of several awards, including the coveted Women’s Foodservice Forum “Trailblazer” award, and the prestigious Roundtable for Women in Foodservice “Pacesetter Award.” She sits on the Board of Trustees of The Culinary Institute of America, and was inducted into the National Restaurant Association Educational Foundation’s “College of Diplomates” in 2010 for her tireless work in bringing public awareness to the hospitality industry. She received a BA. from the University of Colorado at Boulder.
Steve Kassin has served on the FAST Board since the consummation of its initial public offering. Steve Kassin is the Founder and currently the Managing Partner of Infinity Real Estate, a privately owned developer, owner, and manager of high quality real estate headquartered in New York City. Mr. Kassin founded Infinity Real Estate in August 2005. Under Mr. Kassin’s leadership, Infinity has acquired or developed commercial property representing over $1.5 billion in direct investment transactions across more than 75 projects. During Mr. Kassin’s tenure, Infinity has honed its expertise in the urban multi-family, lodging and retail sectors. His management and growth initiatives have transformed Infinity Real Estate into a national real estate investment company. In October 2015, Steve was named “Fifty Under 40” in Globe Street’s Real

Estate Forum publication. He is also an active participant on various industry panels and guest lectures at NYU Stern School of Business and at other educational institutions. Steve currently serves as a NYU Stern Real Estate Advisory Board Member, NYU Alumni Council Chair, NAIOP Advisory Board Member, ICSC Next Gen. Committee Member, Exec. Board Member, and a PREF Co-Founder. Mr. Kassin received a BS from the Stern School of Business at New York University.
Michael Lastoria has served on the FAST Board since the consummation of its initial public offering. Mr. Lastoria is a dynamic entrepreneur with a track record of founding, scaling and exiting a variety of businesses. In 2002, at the age of 22, Mr. Lastoria founded his first company, Innovation Ads, an advertising, technology and marketing services firm, as his first job out of college in New York City. In four years, as Founding Chief Executive Officer, he oversaw the rapid growth of the company and its sale to Seaport Capital, a New York-based private equity firm, in 2006. Lastoria remained the company’s Chief Executive Officer from 2006 to 2009. In October 2012, Mr. Lastoria co-founded &pizza, where he currently serves as Chief Executive Officer. At &pizza, Mr. Lastoria has raised over $80 million of investment capital and has expanded the purpose-driven chain to 38 locations in six markets. In addition to &pizza, Mr. Lastoria cofounded JWALK in 2010, which sold to beauty powerhouse Sheiseido in 2017. Mr. Lastoria is a recognized startup leader and vocal advocate in the fight to raise minimum wage to $15.00 an hour, believing that every employee should not only survive, but thrive. He speaks regularly on the value of design thinking, innovation and entrepreneurship. Mr. Lastoria was listed in QSR’s 2019 Readers’ Choice Awards as a Most Admired Fast-Casual Leader, on Nation’s Restaurant News’ Annual Power List in 2018 and 2019 and on Fast Casual’s Movers and Shakers List in 2018 and 2019. Mr. Lastoria was named one of the Washington Business Journal’s “40 Under 40.” In 2017, he was awarded the Mort Harris Small Business person of the year by the Small Business Council of America. Michael Lastoria graduated with a B.A. in Economics and Business from Westmont College in Santa Barbara, California.
Executive Compensation and Director Compensation
None of FAST’s executive officers or directors have received any cash compensation for services rendered to FAST. We have agreed to reimburse an affiliate of our Sponsor for office space, secretarial and administrative services provided to members of our management team in an amount not to exceed $15,000 per month in the event such space and/or services are utilized and we do not pay a third party directly for such services. Our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from (i) funds held outside the trust account or (ii) interest earned on the trust account and released to us to fund our working capital.
Number and Terms of Office of Officers and Directors
FAST’s board of directors currently consists of seven members and is divided into three classes with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to FAST’s first annual meeting of stockholders) serving a three-year term. In accordance with the NYSE corporate governance requirements, FAST is not required to hold an annual meeting until one year after its first fiscal year end following its listing on the NYSE. The term of office of the first class of directors, consisting of Sanjay Chadda, Alice Elliot and Steve Kassin, will expire at FAST’s first annual meeting of stockholders. The term of office of the second class of directors, consisting of Kevin Reddy and Ramin Arani, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Sandy Beall and Michael Lastoria, will expire at the third annual meeting of stockholders.
FAST’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. FAST’s board of directors is authorized to appoint officers as it deems appropriate pursuant to the Current Charter.
Director Independence
The NYSE listing standards require that a majority of FAST’s board of directors be independent. An “independent director” is defined generally as a person that, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and the listing standards of the NYSE and applicable SEC rules.
FAST’s board of directors has determined that Ramin Arani, Sanjay Chadda, Alice Elliott, Steve Kassin and Michael Lastoria are “independent directors” as defined in The NYSE listing standards and applicable SEC rules. FAST’s independent directors will have regularly scheduled meetings at which only independent directors are present.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against FAST or any members of its management team in their capacity as such, and FAST and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.
Periodic Reporting and Audited Financial Statements
FAST has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, FAST’s annual reports contain consolidated financial statements audited and reported on by FAST’s independent registered public accounting firm. FAST has filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2020.

FAST’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with the financial statements and related notes of FAST, included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/proxy statement.
Overview
We are a blank check company incorporated in Delaware on June 4, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.
Our Sponsor is FAST Sponsor, LLC, a Delaware limited liability company. The registration statement for our Initial Public Offering was declared effective on August 20, 2020. On August 25, 2020, we consummated our Initial Public Offering of 20,000,000 Units, at $10.00 per Unit, generating gross proceeds of $200.0 million, and incurring offering costs of approximately $11.5 million, inclusive of $7.0 million in deferred underwriting commissions. The underwriters were granted a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 3,000,000 additional Units to cover over-allotments, if any, at $10.00 per Unit. The over-allotment expired unexercised on October 5, 2020.
Simultaneously with the closing of the Initial Public Offering, we consummated the Private Placement of 6,000,000 Private Placement Warrants to our Sponsor, each exercisable to purchase one share of Class A common stock at $11.50 per share, at a price of $1.00 per Private Placement Warrant, generating gross proceeds to us of $6.0 million. If the over-allotment option was exercised, our Sponsor could have purchased an additional amount of up to 600,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant. The over-allotment expired unexercised on October 5, 2020.
Upon the closing of the Initial Public Offering and the Private Placement, $200.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement were placed in the Trust Account located in the United States at JP Morgan Chase Bank, N.A. with Continental Stock Transfer & Trust Company acting as trustee, and will be invested only in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
Our management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.
If we are unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or August 25, 2022, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Proposed Business Combination
On February 1, 2021, the Company entered into an agreement and plan of merger (as amended, the “Merger Agreement”) with Fertitta Entertainment, Inc., a Texas corporation (“FEI”), FAST Merger Corp., a Texas corporation and direct subsidiary of the Company (“FAST Merger Corp.”) and FAST Merger Sub Inc., a Texas corporation and direct subsidiary of FAST Merger Corp. (“Merger Sub”), pursuant to which (i) the Company will change its jurisdiction of incorporation to Texas by merging with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger (the “reincorporation”), and (ii) Merger Sub will merge with and into FEI with FEI surviving the merger (the “Merger”). Upon consummation of the transactions contemplated by the Merger Agreement (the “Business Combination”), FEI will become a wholly owned subsidiary of FAST Merger Corp., which is referred to herein as “New FEI.” On June 30, 2021, the Company, FEI, FAST Merger Corp. and Merger Sub entered into an Amendment No. 1 to the Merger Agreement (“Amendment No. 1”), pursuant to which the Merger Agreement was amended to, among other things, (i) increase the number of shares of Class A common stock of New FEI to be issued to the sole stockholder of FEI such that the value of the aggregate consideration to be received by the sole stockholder increased from approximately $1.97 billion to approximately $3.84 billion in consideration for the inclusion of certain high quality assets to New FEI including Mastro’s, Catch and Vic & Anthony’s restaurants, Cadillac Bar and Fish Tales casual concepts and certain specialty entertainment assets, including Fisherman’s Wharf and Pleasure Pier in Galveston and three aquariums, (ii) provide that the shares of Class B units of Golden Nugget Online Gaming, Inc. (“GNOG”) issued in connection with the $2.2 million contribution made by LF LLC (a subsidiary of FEI) on March 31, 2021 and any additional shares acquired by LF LLC prior to the closing of the Business Combination (the “Closing”) as a result of contractually required contributions will be included as part of the transaction and (iii) extend the “Termination Date” under the Merger Agreement from November 1, 2021 to December 1, 2021.
Upon the Closing, each share of common stock of the Company will be converted into one share of Class A common stock of New FEI and all of the outstanding equity interests of FEI will be acquired for aggregate consideration that is currently valued at approximately $3.84 billion. Such consideration will be paid to Tilman J. Fertitta, the sole stockholder of FEI, by the issuance of a number of shares of Class B common stock of New FEI, calculated based on the aggregate closing date transaction value, as determined pursuant to the Merger Agreement, and a $10 per share price of the Class B common stock. The value of the aggregate consideration will change between now and the Closing based on (i) the difference between the net debt of FEI at the Closing and the current target net debt of $4.6 billion and (ii) (x) the difference between the 60-day average closing stock price of a share of GNOG as of the day prior to the Closing and $18.46, the closing stock price of GNOG on January 28, 2021, multiplied by (y) 31,350,625 (subject to adjustment by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any other similar event between the date of the Merger Agreement and the Closing). In addition, in connection with the Business Combination, FEI will complete an internal reorganization and spin out certain assets which are not intended to be part of the Business Combination (the “Restructuring”).
The shares of Class B common stock of New FEI will have the same economic terms as the shares of Class A common stock of New FEI, but the shares of Class B common stock of New FEI will have 10 votes per share. The outstanding shares of Class B common stock of New FEI will be subject to a “sunset” provision if Mr. Fertitta and other permitted holders of New FEI Class B common stock collectively cease to beneficially own at least 20% of the number of shares of Class B common stock of New FEI collectively held by Mr. Fertitta and other permitted transferees as of the effective date of the Business Combination.
On August 9, 2021, DraftKings Inc. (“DraftKings”) and GNOG announced that they have entered into a definitive agreement pursuant to which DraftKings will acquire GNOG in an all-stock transaction (the “DraftKings Transaction”). The Company currently expects that the Business Combination will close in the fourth quarter of 2021, prior to the expected closing of the DraftKings Transaction.
The Merger Agreement does not prohibit FEI from selling the stock of GNOG and the Company’s consent was not required for the DraftKings Transaction. The Merger Agreement provides that the Merger Consideration (as defined therein) payable to FEI’s sole stockholder will be adjusted by (a)(i) an amount equal to the difference between the 60-day average closing stock price of a share of GNOG as of the day prior to the closing of the Business Combination, multiplied by (ii) the number of shares of stock of GNOG owned by FEI as of the Closing, and (b)(i) $13.00, multiplied by (ii) 31,494,175. The Merger Consideration payable to the sole stockholder of FEI will increase or decrease to the extent GNOG’s stock price increases or decreases as a result of the announcement of the DraftKings Transaction in relation to the $13.00 reference price in the Merger Agreement.
A subsidiary of FEI, as a holder of GNOG common stock, will receive the merger consideration in the DraftKings Transaction. In the DraftKings Transaction, GNOG stockholders, including such subsidiary of FEI, will receive a fixed ratio of 0.365 shares of Class A common stock of a new holding company formed by DraftKings in connection with the Transaction (“New DraftKings”), for each share of common stock of GNOG. The Company is not a party to the DraftKings Transaction.
Liquidity and Going Concern
The accompanying condensed consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As of September 30, 2021, we had approximately $0.2 million in our operating bank account and a working capital deficit of approximately $2.0 million (not taking into account approximately $79,000 of tax obligations that may be paid using investment income classified in the Trust Account). We have incurred and expect to incur additional significant costs in pursuit of our financing and acquisition plans. These conditions raise substantial doubt about our ability to continue as a going concern within one year after the date that the accompanying condensed consolidated financial statements are issued.
In connection with our assessment of going concern considerations in accordance with FASB ASC 205-40, “Basis of Presentation — Going Concern,” management has determined that the working capital deficit and mandatory liquidation and subsequent dissolution raise substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after August 25, 2022. The unaudited condensed consolidated financial statements do not include any adjustment that might be necessary if we are unable to continue as a going concern.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of these unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Results of Operations
Our entire activity since inception up to September 30, 2021, was in preparation for our formation, the Initial Public Offering, and since the closing of our Initial Public Offering, a search for business combination candidates. We will not generate any operating revenues until the closing and completion of our initial Business Combination.
For the three months ended September 30, 2021, we had a net loss of approximately $47.3 million which consisted of approximately $46.6 million in change in the fair value of derivative warrant liabilities, approximately $0.6 million in general and administrative expenses, $45,000 of general and administrative expenses — related party, approximately $53,000 of franchise taxes, partially offset by approximately $24,000 income from our investments held in the Trust Account.
For the nine months ended September 30, 2021, we had a net loss of approximately $70.5 million which consisted of approximately $67.2 million in change in the fair value of derivative warrant liabilities, approximately $3.0 million in general and administrative expenses, $135,000 of general and administrative expenses — related party, approximately $150,000 of franchise taxes, partially offset by approximately $46,000 income from our investments held in the Trust Account.

For the period from June 4, 2020 (inception) through September 30, 2020, we had a net loss of approximately $281,000 which consisted of approximately $86,000 in general and administrative expenses, 15,000 of general and administrative expenses — related party, approximately $64,000 in franchise tax expense, and approximately $474,000 of financing costs — derivative warrant liabilities, partially offset by $340,000 change in fair value of derivative warrant liabilities, and approximately $19,000 income from our investments held in the Trust Account.
Related Party Transactions
Founder Shares
On June 19, 2020, we issued 7,187,500 Founder Shares to our Sponsor for a payment of $25,000. On August 4, 2020, we effected a share capitalization resulting in an aggregate of 5,750,000 Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization. The initial stockholders agreed to forfeit up to 750,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. The forfeiture would have been adjusted to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The over-allotment expired unexercised on October 5, 2020, resulting in the forfeiture of such shares resulting in the forfeiture of 750,000 Founder Shares.
The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if (1) the last reported sales price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if we consummate a transaction after the initial Business Combination which results in the our stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.
Related Party Loans
In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us Working Capital Loans. If we complete a Business Combination, we may repay the Working Capital Loans out of the proceeds of the Trust Account released to us. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, we had no borrowings under the Working Capital Loans.
Contractual Obligations
Registration Rights
The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares), are entitled to registration rights pursuant to a registration rights agreement. These holders will be entitled to certain demand and “piggyback” registration rights. We will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriters were entitled to an underwriting discount of $0.20 per unit, or $4.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or $7.0 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement.
Administrative Services Agreement
Commencing on the date that our securities were first listed on the New York Stock Exchange and continuing until the earlier of the consummation of a Business Combination or our liquidation, we agreed to pay the Sponsor a total of $15,000 per month for office space, utilities, secretarial and administrative support services provided to members of our management team. We incurred $45,000, $135,000, and $15,000 for such services for the three- and nine-month periods ended September 30, 2021, and for the period from June 4, 2020 (inception) through September 30, 2020, respectively, included as general and administrative expenses — related parties on the condensed consolidated statement of operations. At September 30, 2021, $15,000 was included as prepaid expenses on the unaudited condensed consolidated balance sheets. At December 31, 2020, there were no prepaid or accrued expenses on the unaudited condensed consolidated balance sheets.
The Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities performed on our behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations.
Critical Accounting Policies
Investments Held in the Trust Account
Our portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When our investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income on investments held in the Trust Account in the accompanying unaudited condensed statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Derivative Warrant Liabilities
We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate our financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant ASC 480 and FASB ASC Topic 815, Derivatives and Hedging (“ASC 815”), paragraph 15 Embedded Derivatives (“ASC 815-15”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.
The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815, paragraph 40, Contracts in Entity’s Own Equity (“ASC 815-40”). Accordingly, we recognize the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of Public Warrants issued in connection with the Initial Public Offering have subsequently been measured based on the listed market price of such warrants.
Class A Common Stock Subject to Possible Redemption
We account for our Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. Our Class A common stock features certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, at September 30, 2021 and December 31, 2020, 20,000,000 shares of Class A common stock subject to possible redemption, respectively, are presented as temporary equity, outside of the stockholders’ equity section of our condensed consolidated balance sheet.
Effective with the closing of the Initial Public Offering, we recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
Net Income (Loss) Per Common Share
We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” We have two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per common share is calculated by dividing the net income (loss) by the weighted average shares of common stock outstanding for the respective period.
We did not consider the effect of the warrants issued in connection with the Initial Public Offering and the Private Placement to purchase an aggregate of 16,000,000 shares of common stock in the calculation of diluted income (loss) per share because their exercise is contingent upon future events and since their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net loss per share is the same as basic net loss per share for the three months ended September 30, 2021, and 2020, and for the nine months ended September 30, 2021, and the period from June 4, 2020 (inception) through September 30, 2020. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.
Recent Issued Accounting Standards
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The guidance may be early adopted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. We are currently evaluating the impact of this standard on its condensed consolidated financial statements and related disclosures.
Our management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material impact on our financial statements.

Off-Balance Sheet Arrangements
As of September 30, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.
JOBS Act
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

BUSINESS OF FEI
References in this sections to "FEI," "the Company," "we," "us" or "our" are intended to mean Fertitta Entertainment, Inc. and its subsidiaries.
Our Business
FEI is a diversified gaming, restaurant, hospitality, and entertainment company headquartered in Houston, Texas, principally engaged in the ownership and operation of Golden Nugget gaming facilities, full-service restaurants, hospitality and entertainment venues in 38 states, the District of Columbia, Puerto Rico, Canada, Hong Kong, mainland China, Mexico and Singapore as of September 30, 2021. The Company also owns a controlling interest in an online gaming and sports betting business through its majority voting interest in GNOG, which is currently licensed to operate in New Jersey, Michigan, West Virginia, and Virginia.
Mr. Fertitta, our founder, Chairman and CEO, is an internationally recognized businessman with a significant media presence throughout the U.S. According to CNBC, Mr. Fertitta’s TV show, “Billion Dollar Buyer,” was the network’s “most watched premiere hour ever” in 2016 and aired three successful seasons. In addition, he is a New York Times Best-Selling author with his book “Shut Up and Listen,” which outlines his business philosophies. In addition to FEI, Mr. Fertitta is the sole owner of the NBA’s Houston Rockets. FEI’s brand has been significantly enhanced through Mr. Fertitta’s promotion and support of FEI.
Through our Gaming Segment, we are one of the most recognized casino operators in the U.S. We currently own and operate five gaming facilities with ancillary dining, lodging and entertainment offerings under the Golden Nugget brand. Our properties include The Golden Nugget Las Vegas in Las Vegas, Nevada; The Golden Nugget Lake Charles in Lake Charles, Louisiana; The Golden Nugget Atlantic City in Atlantic City, New Jersey; the Golden Nugget Biloxi in Biloxi, Mississippi; and the Golden Nugget Laughlin in Laughlin, Nevada. Each facility attracts a wide variety of guests and utilizes our hospitality expertise to provide a best-in-class customer experience. Collectively, our properties feature 5,423 slot machines and 288 table games, 5,200 hotel rooms and 40 restaurants. The Company pursues both organic and external growth strategies and is continually evaluating new acquisition and development opportunities in the gaming space, in particular those that provide access to new markets and jurisdictions that may support online as well as land-based gaming.
Through our 79.9% voting interest in GNOG, we control a premier online gaming brand. Our online gaming company provides a first-class virtual experience for patrons to partake in online casino games (“iGaming”) and online sports betting. We were one of the first online gaming operators in the New Jersey market, the largest and most mature online gaming market in the U.S., and have the largest catalogue of online casino games in New Jersey with over 900 titles. GNOG began operations in Michigan in January 2021, West Virginia and Virginia in September 2021, and, subject to regulatory approval, GNOG plans to launch its online gaming brand in and Pennsylvania in 2021. The Company believes GNOG will benefit significantly from the continued expansion of its brick and mortar businesses, especially where it will provide access to new markets and gaming jurisdictions for GNOG.
As one of the only online gaming companies primarily focused on casino gaming, GNOG is well positioned to continue to acquire the highest value customers in the iGaming market. While GNOG offers both iGaming and online sports betting, we believe the combination of higher lifetime player value (“LTV”) and player demographics of iGaming players creates a superior value proposition for iGaming. As a result, GNOG intends to focus its efforts on acquiring high value iGaming players. Nevertheless, we believe offering online sports betting increases GNOG’s ability to take advantage of cross-over opportunities of online sports betting players to online casino wagering.
On August 9, 2021, GNOG entered into the GNOG Merger Agreement with DraftKings, New DraftKings and the other parties thereto, pursuant to which New DraftKings agreed to acquire each of DraftKings and GNOG in concurrent mergers. At the closing of the GNOG Merger, New DraftKings will, among other things, acquire each issued and outstanding share of common stock of GNOG, including the shares of GNOG common stock owned by FEI, in exchange for 0.365 of a share of New DraftKings Class A common stock. If the GNOG Merger closes prior to the Closing, the Business Combination will include all of the shares of New DraftKings Class A common stock that FEI receives at closing of the GNOG Merger. If the transactions contemplated by the Business Combination and the GNOG Merger Agreement are consummated, FAST stockholders, indirectly through FEI entities, will have a minority voting interest in New DraftKings.
Through our restaurants, we are one of the largest full-service restaurant operators in the United States, operating primarily under the names of Landry’s Seafood House, Rainforest Café, The Chart House, Saltgrass Steak House, The Oceanaire Seafood Room, Bubba Gump Shrimp Company, Morton’s Steakhouse, McCormick & Schmick’s Seafood and Steaks, Mastro’s Steakhouse, Joe’s Crab Shack, Mitchell’s Fish Market, Del Frisco’s Double Eagle Steak House, Del Frisco’s Grille, Houlihan’s, Palm Restaurant steakhouse and a portfolio of other restaurants from the acquisition of Restaurants Unlimited. The Company plans to continue to opportunistically acquire and integrate additional restaurant concepts.
Our Gaming Segment
The Golden Nugget name is a well-known and storied name in the gaming industry. The first Golden Nugget property, Golden Nugget Las Vegas, opened in 1946 in Downtown Las Vegas. Since 1946, the Golden Nugget casino brand has grown in scale but continued to uphold its reputation of providing a first-class gaming and entertainment experience for its patrons. On February 4, 2005, we announced our intention to purchase both Golden Nugget Las Vegas and Golden Nugget Laughlin; these transactions closed on September 27, 2005. Shortly after closing on the purchase of the two Golden Nugget casinos, we implemented a multi-phase redevelopment endeavor consisting of $325 million of capital expenditures including a grand ballroom, a new 520-room hotel tower and additional entertainment, event and dining venues. Currently we own and operate five gaming facilities with ancillary dining, lodging and entertainment offerings under the Golden Nugget brand. Our facilities are located in Las Vegas, Nevada, Laughlin, Nevada, Lake Charles, Louisiana, Biloxi, Mississippi and Atlantic City, New Jersey. Collectively, our properties feature 5,400 slot machines and 288 table games, 5,233 hotel rooms and 40 restaurants.
Golden Nugget Properties
Property	Slot Machines	Table Games	Square Feet	Hotel Rooms	Restaurants
Lake Charles	1,600	87	73,055	1,091	10
Las Vegas	961	65	54,300	2,419	11
Atlantic City	1,205	81	80,247	715	8
Biloxi	938	44	49,809	707	6
Laughlin	696	11	35,549	301	5
TOTAL	5,400	288	292,960	5,233	40
Lake Charles, Louisiana
The Golden Nugget Lake Charles, the holder of the final riverboat license issued by the state of Louisiana, is what we believe to be one of the most luxurious gaming resorts outside of the Las Vegas strip. The property is located approximately two hours from Houston, Texas and contains 1,091 hotel rooms and suites, an eighteen-hole golf course, a luxurious spa, a H2O pool and bar, and 10 food and beverage outlets, including Vic & Anthony’s Steakhouse, Grotto Italian Ristorante, Landry’s Seafood House, and Cadillac Bar in addition to a Saltgrass Steak House. The Golden Nugget Lake Charles also features an 18,000 square foot ballroom and entertainment showroom, meeting spaces, 3,100 parking spaces, prime beachfront, and a marina. The Golden Nugget Lake Charles’ casino space is approximately 73,000 square feet with 1,600 slot machines, 87 table games and a poker room. The property has gone through significant recent capital investments including the completion of a $95 million tower expansion in June 2017. The tower expansion project added 353 new rooms comprised of 313 regular way rooms, 36 suites, and 4 villas. At the time of completion, the tower expansion increased the properties lodging capacity by approximately 50%.
Las Vegas, Nevada
Winner of the AAA Four Diamond Award since 1977, we believe the Golden Nugget Las Vegas is the most iconic resort on the Fremont Street Experience, and consistently praised for customer satisfaction.

The property features a high-energy casino with slot and video poker machines, table games, race and sports book, and a poker room. In addition to the comprehensive casino offering, the property features nightly entertainment, world-class restaurants such as Grotto Italian Ristorante, Vic & Anthony’s Steakhouse and Saltgrass Steak House, a luxury spa and salon, The Tank, a year-round outdoor swimming pool complete with approximately a 200,000-gallon live shark aquarium, and the H2O poolside lounge. We have significantly reinvested in the property since 2005 having spent more than $400 million on property upgrades, renovations, and expansions. In late 2009, the Golden Nugget Las Vegas unveiled Rush Tower, a $150 million hotel tower expansion which added over 500 new guestrooms and suites to the property, brought to Las Vegas its first Chart House Restaurant, and introduced a brand-new pool named The Hideout. The expansion initiative also included upgrades to the properties gaming, entertainment, and retail facilities.
Atlantic City, New Jersey
The Golden Nugget Atlantic City is a premier hotel-casino destination located on Frank S. Farley Marina. The property offers 715 rooms and suites and a high-energy casino with a fresh, modern look, featuring slot and video poker machines, table games, a poker room and sports book. During the day, guests can enjoy the resort’s stylish retail offerings, luxury spa, salon, and H2O poolside lounge before experiencing nightly entertainment, bars and lounges and several Landry’s world-class restaurants including Chart House and Vic & Anthony’s Steakhouse. The Golden Nugget Atlantic City provides first-class accommodations paired with exciting entertainment venues that we believe are unmatched in the Atlantic City market.
Biloxi, Mississippi
The Golden Nugget Biloxi is a premier resort destination on the Gulf of Mexico featuring a luxurious, modern design. The resort offers 707 rooms and a recently developed casino floor featuring over 938 slot machines, 44 table games, a plush, high limit gaming area and a sports book. Guests can also enjoy a spa and salon, live entertainment, bars and lounges, a heated pool, boutique shopping and several of Landry’s renowned dining options, including Morton’s, Bubba Gump Shrimp Co., Michael Patrick’s and Lillie’s Asian Cuisine Noodles and Sushi, among others. The Golden Nugget Biloxi provides guests with an exciting array of entertainment and dining options giving its customers the chance to play, meet and eat in style, no matter the occasion.
Laughlin, Nevada
Golden Nugget Laughlin is a hotel-casino located on the banks of the Colorado River, near the Arizona and California borders, in Laughlin, Nevada. The whimsical, tropical themed resort features quality restaurants, comfortable accommodations and some of the best gaming offerings in Laughlin — all accented with personalized service and hospitality that have earned the hotel and casino numerous accolades. The casino features 696 slot and video poker machines, including progressive-play machines, table games and a complete race and sports book, which is linked to the Golden Nugget Las Vegas for the most up-to-the-minute betting lines. In addition, the resorts’ guests can enjoy several dining concepts from the Landry’s brand, including Bubba Gump Shrimp Co., and Saltgrass Steakhouse, in addition to the new nightlife venue. The property also features 700 feet of Colorado River frontage providing a scenic backdrop for the wide array of entertainment options.
Our Online Gaming Segment
The Company also owns a controlling interest in GNOG, the online casino business. GNOG is an online gaming and digital sports entertainment company focused on providing its customers with the most enjoyable, realistic and exciting online gaming experience in the market under a license agreement with us for use of the Golden Nugget name. GNOG currently operates in New Jersey, Michigan and West Virginia, where it offers customers the ability to play their favorite online casino games and bet on live-action sports events and in Virginia, where it offers online sports betting only. GNOG’s desire to innovate, improve and offer the most realistic online gaming experience drives its employees and defines the GNOG business, as it pursues its vision to be the leading destination for online gaming players. GNOG maintains an expansive catalogue of online casino games with over 900 titles in the New Jersey market and over 350 titles in the Michigan market.

GNOG operates interactive online gaming in New Jersey, Michigan and West Virginia and sports betting only in Virginia, having been one of the first online gaming operators to enter the New Jersey market in 2013. GNOG aspires to live up to the reputation of Golden Nugget, a storied brand in the gaming industry, by providing customers with an online gaming experience consistent with Golden Nugget’s brick and mortar casinos. GNOG’s third-party technology is designed to create superior online betting experiences for the avid casino and sports bettor. The company operates a “Live Dealer” studio inside the Golden Nugget Atlantic City, where online players can experience online games such as blackjack as if the customer was sitting at a table in the casino itself. The Golden Nugget vision underpins GNOG’s position as a market leader and innovator in today’s rapidly expanding online gaming industry.
The company believes it is well-positioned for continued growth with the support of the Golden Nugget brand and its seasoned management team, together with its commitment to innovation. GNOG believes that this enviable combination of expertise, brand recognition and infrastructure will not only support its continued success in the New Jersey, Michigan, West Virginia, and Virginia markets, but also allow the company to capture market share in other key iGaming states in the future. GNOG is currently targeting Pennsylvania as a state in which it plans to enter in 2021, subject to regulatory approvals, while continuing to evaluate entry into additional markets based on market access agreements.
GNOG has experienced tremendous growth since it began operations. GNOG’s gross gaming revenues, or GGR (as defined below), have grown from $9.6 million in 2014 to $101.9 million in 2020. In addition, GNOG has steadily grown its average monthly net casino revenue per depositing user (“Net Casino ARPU”) from $467 in 2014 to $631 in 2020. GNOG’s GGR is defined as the sum of all customer wagers (including the amount of all promotional credits wagered by such customers), minus all winnings paid to such customers on such wagers. For purposes of calculating GNOG’s GGR, GNOG includes only settled wagers, and excludes all pending online casino or online sports bets which have not yet settled (e.g., sports bets on sports events that have not concluded as of the date of determination of GGR).
Prior to April 28, 2020, GNOG’s assets were owned, and GNOG’s business was operated, by Golden Nugget Atlantic City, LLC, a New Jersey limited liability company and wholly-owned indirect subsidiary of FEI (“GNAC”). On April 28, 2020, GNAC conveyed its online gaming business to GNOG. On June 28, 2020 Landcadia Holdings II, Inc. (“Landcadia” or “LCA”), a blank-check company, announced that it had entered a business combination agreement with GNOG. The business combination was consummated on December 29, 2020 and shares began to trade under the ticker GNOG on December 30, 2020. As of September 30, 2021, the Company holds a 40.5% interest in GNOG and majority-voting control due to its ownership of 31,657,545 shares of GNOG Class B common stock, which provide for 10 votes per share subject to certain ownership thresholds and adjustments. In addition, our founder owns 4,090,625 shares of GNOG Class A stock.
On August 9, 2021, GNOG entered into the GNOG Merger Agreement with DraftKings, New DraftKings and the other parties thereto, pursuant to which New DraftKings agreed to acquire each of DraftKings and GNOG in concurrent mergers. At the closing of the GNOG Merger, New DraftKings will, among other things, acquire each issued and outstanding share of common stock of GNOG, including the shares of GNOG common stock owned by FEI, in exchange for 0.365 of a share of New DraftKings Class A common stock. If the GNOG Merger closes prior to the Closing, the Business Combination will include all of the shares of New DraftKings Class A common stock that FEI receives at closing of the GNOG Merger. If the transactions contemplated by the Business Combination and the GNOG Merger Agreement are consummated, FAST stockholders, indirectly through FEI entities, will have a minority voting interest in New DraftKings.
Our Restaurant and Hospitality Segment
Our subsidiary Landry’s has acquired and developed some of the most well-known and respected restaurant concepts in the world. Our various brands consist of a broad array of concepts that appeal to a wide range of markets and consumer tastes. Many of our restaurants are established in high-profile locations that provide a mix of tourist, convention, business and residential clientele. We have a significant number of locations on waterfront property that features a large amount of patio seating. Our portfolio of restaurant concepts consists of a variety of formats, each providing its guests with a distinct dining experience.

Since inception, we have dramatically expanded our operations through thoughtful acquisitions and execution of our operating strategies. The Company and its leadership are experts at acquiring and optimizing operations, with a history of success across a broad number of concepts. In 1980, the first Landry’s Seafood House restaurant was opened. In 1993, Landry’s Seafood Restaurants, Inc. became a public company. We acquired Rainforest Cafe, Inc., a publicly traded restaurant company, in 2000. During 2001, we changed the name of Landry’s Seafood Restaurants, Inc. to Landry’s Restaurants, Inc. and in 2011 to Landry’s, Inc., in each case to reflect our expansion and broadening of restaurant concepts and entertainment venues.
During 2002, we acquired the Chart House restaurants located primarily on the East and West Coasts of the United States and 27 Texas-based Saltgrass Steak House restaurants.
In 2006, we acquired 80% of T-Rex Cafe, Inc. and constructed two restaurants located at high profile Disney properties.
In 2006, as part of a strategic review of our operations, we initiated a plan to divest certain restaurants, including 120 Joe’s Crab Shack units.
In 2010, we completed the acquisition of Oceanaire Seafood Room in accordance with a plan of reorganization submitted by the unsecured creditors of Oceanaire in a U.S. Bankruptcy Court.
In 2010, we completed a merger under which Mr. Fertitta, our Chairman and Chief Executive Officer, acquired all of the outstanding common stock of Landry’s, Inc. in a going private transaction (the “Going Private Transaction”). As a result of the Going Private Transaction, Landry’s, Inc. ceased being a public company.
In, 2010, we completed the acquisition of Bubba Gump, a seafood chain based on the motion picture “Forrest Gump.” The Bubba Gump name and other intellectual property are used pursuant to a license agreement with Paramount Licensing, Inc. (the licensing entity for Paramount Pictures Corporation).
In 2012, we completed the acquisition of McCormick & Schmick’s and Morton’s Restaurant Group.
In 2013, we acquired the Mastro’s Steakhouse and Ocean Club branded restaurants.
In 2015, an affiliate completed the acquisition of Mitchell’s Entertainment, Inc.
In February 2017, we entered into an agreement to acquire the 20% interest in T-Rex Café, Inc. (which includes the Yak & Yeti restaurant) that we did not own.
On August 29, 2017, we acquired Joe’s Crab Shack restaurants and Brick House Tavern + Tap restaurants from Ignite Restaurant Group.
In 2019, we purchased Del Frisco’s Double Eagle Steakhouses and Del Frisco’s Grilles, we bought 17 restaurants from Restaurants Unlimited out of bankruptcy, and acquired 33 Houlihan’s locations that operate under various names including Houlihan’s, J. Gilberts, Bristol Seafood Grill, and Devon Seafood Grill. .
In March 2020, we acquired Palm Restaurant steakhouse chain.

The following table lists our most recognizable concepts:
Restaurant & Hospitality Segment
CONCEPT	FORMAT	Segment	NUMBER OF UNITS(1)
Saltgrass	Steakhouse	Casual	87
Morton’s	Steakhouse	Upscale	59
Joe’s Crab Shack	Seafood	Casual	38
Houlihan’s	Broad menu	Casual	32
Del Frisco’s	Steakhouse	Upscale	30
McCormick & Schmick’s	Seafood / Steak	Casual	27
Bubba Gump	Seafood	Casual	24
Chart House	Seafood / Steak	Upscale	21
Mastro’s	Steakhouse/Seafood	Upscale	17
Palm	Steakhouse	Upscale	17
Restaurants Unlimited	Broad menu	Casual	17
Rainforest Café	Broad menu	Casual	16
Signature	Broad menu	Upscale	15
Landry’s	Broad menu	Casual	13
BR Guest	Broad menu	Casual	12
Brick House	Gastro-pub	Casual	11
Mitchells	Seafood/Steak	Casual	10
Oceanaire	Seafood/Steak	Upscale	10

(1)
as of September 30, 2021

We manage our business under five reportable segments based on the individual industries in which we operate, the nature of services we provide and the customers we serve. Our reportable segments are Casual Dining, Upscale Dining, Casinos, Online Gaming, and Corporate and Other. The following table includes our revenues by segment.
	Twelve Months Ended September 30, 2021
Segment	Unit Count	Revenue
Casual Dining	299	$1,052,056
Upscale Dining	169	$898,145
Casinos	5	$936,925
Online Gaming	1	$117,107
Corporate and other	6	$206,157
The Upscale Dining segment aggregates our upscale concepts, offering premium menu items, top-shelf spirits, extensive wine selections, and exceptional service, in an elegant and sophisticated atmosphere and includes brands such as Mastro’s Steak House, Palm Restaurant, Morton’s Steakhouse and Del Frisco’s Double Eagle Steakhouse. The Casual Dining segment is comprised of brands that provide table service with moderately priced food and beverage offerings in a casual and friendly atmosphere and includes brands such as Saltgrass Steakhouse, Rainforest Café, and Bubba Gump Shrimp Company. The Casinos segment includes our five brick-and-mortar Golden Nugget casinos in Las Vegas and Laughlin Nevada, Atlantic City, New Jersey, Biloxi, Mississippi, and Lake Charles, Louisiana. The Online Gaming segment is comprised of GNOG, our online gaming and digital sports entertainment operations. The Corporate and other segment aggregates the results of our non-operating corporate activities, as well as entertainment venues.

Our Competitive Strengths
Diversified Restaurant, Hospitality, Entertainment, and Gaming Company with Significant Size, Scale and Opportunities for Growth.
We are one of the largest U.S. restaurant companies in terms of both the number of restaurants and total sales with 474 full-service restaurants, entertainment venues and five Golden Nugget gaming facilities generating $3.09 billion in revenue for the twelve months ended September 30, 2021. Our restaurant group generated 70% of consolidated revenues for the twelve months ended September 30, 2021. We operate across 38 states, the District of Columbia, Puerto Rico, Canada, Hong Kong, China, Mexico and Singapore. Additionally, our restaurant revenues are diverse from a food offering perspective, from steak to seafood using high quality ingredients to prepare signature dishes across our portfolio. As one of the largest restaurant operators in the United States, our size and scope provide us with purchasing power brand name awareness and other operating synergies. Our integrated point of sales and back-office systems allow management the ability to monitor operating performance across all brands. Additionally, our menu diversification reduces our dependence on any particular seafood or commodity and allows us to select from a variety of seafood species to best provide our guests with an attractive price-value relationship.
Our five Golden Nugget casino resorts, located in Nevada, Louisiana, Mississippi and New Jersey, as well as our controlling interest in an online gaming business, GNOG, further increase our size and scale and provide geographic diversification while enabling us to entertain more guests across the United States. For the twelve months ended September 30, 2021, our 5 Golden Nugget gaming facilities and online gaming business generated $1.05 billion in revenues with 49% generated by casinos, 15% from rooms, 17% from food and beverage, 11% from online gaming and 8% from other.
Distinctive, Collaborative Brand Portfolio Offering Unique Collection of Dining, Entertainment and Gaming Experiences for Variety of Occasions.
We believe that our portfolio of first-class restaurants, attractive entertainment and amusement destinations and premier gaming resorts appeals to a broad audience and drives customer engagement across all of our brands. We own and operate award-winning restaurant concepts and household brand names that attract millions of customers annually. We believe that our restaurants provide high-quality menu offerings at compelling values that feature generous portions and fresh ingredients and provide guests with an attractive price-value relationship. We also believe that distinctive, visually stimulating design and décor of many of our restaurants make such restaurants special destination locations for our diners and travelers, while prompt, friendly and efficient service with low table-to-wait staff ratios drive visits from repeat customers. Our hospitality and entertainment venues offer our customers something for everyone with unique dining, leisure and entertainment experiences. Further, our loyalty programs, Landry’s Select Club (Restaurant program) has 3.3 million members and our “24K Select Club” (Casino program) Golden Nugget loyalty program has 5.0 million members, creating ample cross-selling and promotional opportunities across our many venues.
Quality Real Estate Portfolio with Significant Base of Owned Assets in Prime Locations.
We believe one of our core strengths is our ability to identify and open restaurant, gaming and entertainment venues in attractive locations. Our portfolio of owned properties as of September 30, 2021 includes 3 gaming locations. We estimate the value of our Casino real estate to be in excess of $1.5 billion. Our owned properties consist of diversified real estate holdings in markets that provide a mix of tourist, convention, business and residential customers. Out of our 474 full-service restaurants that we owned and operated as of September 30, 2021, we operated 100 waterfront restaurants in addition to restaurants at a number of other high-profile and high traffic locations (including five units at Disney theme parks and two units at Universal Studios theme parks), as well as restaurants at the Mall of America in Bloomington, Minnesota. Our Golden Nugget gaming resorts are located on premier sites in what we believe are the best gaming markets in the United States.
Focus on Operations and Expertise in Integrating Acquisitions.
We have a continued focus on restaurant-level and casino operating performance to maximize profitability. Our restaurant-level systems and technology infrastructure allow management to monitor performance on a daily basis. Our reporting systems provide the data necessary to allow the management team to discuss specific factors with general managers at weekly manager meetings. In particular, we monitor sales to forecast average daily sales (food and beverage), food and labor costs, labor hours, productivity, complimentary meals and discounts, and restaurant level profit. We believe there is a high correlation between the quality of unit management and our long-term success. As such, we provide extensive training, attractive compensation and promote internally to foster a strong corporate culture and encourage a sense of personal commitment from our employees. We have significant experience in integrating acquisitions into our systems and have proven success in improving the revenues and margins of our targets. We have a history of acquisitions, including Rainforest Cafe in 2000, Chart House and Saltgrass Steak House in 2002, Oceanaire and Bubba Gump in 2010, McCormick & Schmick’s and Morton’s in 2012, Mastro’s in 2013, Mitchell’s in 2015, BR Guest Hospitality in 2016, Joe’s Crab Shack and Brick House Tavern + Tap in August 2017, Restaurant’s Unlimited, Del Frisco’s and Houlihan’s in 2019, and most recently the Palm Restaurant steakhouse chain in March 2020. Our integration efforts include analyzing a target’s operations, closing unprofitable locations, renegotiating leases, reducing general and administrative expenses, upgrading technology, refreshing the concept’s menu, and reducing food costs through our purchasing power, among other initiatives.
Proven, Experienced Management Team.
Our management team has extensive experience in the gaming and restaurant industries and a history of operating, developing and acquiring restaurant, gaming and hospitality businesses. Our senior management team, led by Mr. Fertitta, our Chairman, President, Chief Executive Officer and sole shareholder, has an average of 35 years of experience with us and 43 years of industry experience. Our team’s leadership is characterized by strong operating skills and a corporate culture focused on executing our business plan through all market cycles. From regional operations personnel to senior management, we have experienced very little employee turnover, contributing to our steady historical growth. Our management team has grown our revenues from approximately $400 million in 1998 to $3.09 billion for the twelve months ended September 30, 2021, through both developing new properties and integrating acquisitions.
Strength of the Golden Nugget Brand.
The Golden Nugget name is a well-known and storied brand in the gaming industry. Celebrated since opening as a gambling hall in Las Vegas in 1946, Golden Nugget today is associated with gaming and high-quality service at an attractive value. Golden Nugget maintains a geographically diverse portfolio of five land-based casinos: Golden Nugget Las Vegas, Nevada; Golden Nugget Laughlin, Nevada; Golden Nugget Lake Charles, Louisiana; Golden Nugget Biloxi, Mississippi; and Golden Nugget Atlantic City, New Jersey. The Golden Nugget casino properties offer popular slot machines and table games as well as a wide selection of amenities. GNOG also benefits from its affiliation with the Golden Nugget brand; as the online gaming affiliate of Golden Nugget Atlantic City, GNOG has taken the best aspects of its legacy brand and modified them to attract today’s online gaming customer.
Mr. Fertitta is an internationally recognized businessman with a significant media presence throughout the U.S. According to CNBC, Mr. Fertitta’s TV show, “Billion Dollar Buyer,” was the network’s “most watched premiere hour ever” in 2016 and has aired three successful seasons. In addition, he is a New York Times Best-Selling author with his book “Shut Up and Listen,” which outlines his business philosophies. In addition to Golden Nugget, Mr. Fertitta is the sole owner of the NBA’s Houston Rockets. The Golden Nugget brand has been significantly enhanced through Mr. Fertitta’s promotion and support of the Company.
Large and Loyal Customer Base.
We have a large and established customer database. Our Landry’s Select Club Loyalty program has achieved high levels of guest use, with a significant portion of our restaurant revenue being generated by Landry’s Select Club members. The Landry’s Select Club program encourages guest loyalty and enables us to provide tailored promotions, messaging and guest experiences. As a Select Club member, customers earn points when visiting one of our participating restaurants across the nation; as points accumulate, customers can redeem rewards at any of our participating locations, including at our casinos for non-gaming activities. In addition to our Landry’s Select Club program, we also offer a rewards program for our land-based and online casino properties through our “24K Select Club” program. Our 24K Select Club currently has 4.9 million members, adding approximately 6 thousand members per week on average since the beginning of 2017. Our 24K Select Club members can also redeem their points at our restaurants and hospitality outlets. For the quarter ended September 30, 2021, 24K Select Club members accounted for approximately 66% of our gaming revenue.
Generate Revenue Growth Through Targeted Marketing and Promotional Programs.
Our significant advertising programs generate consistent brand awareness and promotional visibility. Our ability to advertise under the Golden Nugget brand across our portfolio of casino assets also allows us to achieve material economies of scale. While we primarily focus on reaching and engaging guests through social, digital and mobile solutions, we also selectively utilize traditional media such as television, radio and newspaper. We employ an innovative marketing strategy that utilizes our frequent high-profile promotional programs to attract and retain guests, while also establishing and maintaining a high level of brand recognition. Our proprietary customer relationship management systems are highly attuned to how guests interact with our properties and products. This information allows us to focus on targeting guests based on their preferences. We believe that our focused marketing allows us to create greater guest loyalty. We continually refine our database marketing programs to drive visitation and increase profitability.
Drive Sales Growth.
As the U.S. economy recovers and the COVID-19 pandemic is controlled, we believe population, employment levels, average weekly earnings and consumer confidence will continue to improve and are uniquely positioned to benefit from this growth. We further believe our casino and restaurant properties should benefit from improving economic conditions resulting in ongoing revenue growth. In addition to our existing capacity, our properties are positioned for future growth, with expansion opportunities available at our casino facilities. As such, we have the ability to meet demand and increase revenue by developing additional facilities at those properties, which may include additional gaming, hotel rooms, meeting and conference space, sports looks, restaurants or entertainment venues.
Our Business Strategy
Our objective is to develop and operate a diversified and integrated gaming, restaurant, hospitality, and entertainment company offering customers unique leisure dining, and entertainment experiences. We believe that this strategy creates a loyal customer base, generates a high level of repeat business, extends our customers’ average stay, and provides consistent levels of profitability and cash flows. By focusing on superior value high quality food, and service and the ambiance of our locations, we strive to create an environment that fosters repeat patronage and encourages word-of-mouth recommendations.
Our operating strategy focuses on the following:
•
Provide Value, Entertainment and Dining Options to Drive Casino Visitation.   We offer a broad array of gaming options, including the most popular slot and video poker products, and the current technological innovations in slots, table games and sports wagering. We believe that providing a wide variety of entertainment options is also a significant factor in attracting guests. We feature multiple dining options at all our major properties, which is a large driver of casino visits. We are dedicated to ensuring a high level of customer satisfaction and loyalty by providing attentive guess service in a convenient, friendly, and entertaining atmosphere. As part of our commitment to provide a high value entertainment experience and to induce visitation, we regularly reinvest in our gaming and non-gaming amenities to ensure our facilities are up the Golden Nugget standard. Our online gaming business similarly strives to provide a best-in-class gaming experience through the implementation of the latest in gaming technology, providing the largest offering of gaming content in the market, consistently partnering with top gaming technology companies to provide fresh and exciting products and servicing our patrons with a seasoned customer support team, including Live Dealer. As GNOG continues to expand and launch in new markets, we will continue to uphold the reputation instilled in New Jersey by consistently providing our customers with an all-around online gaming experience that we believe matches the quality of play and excitement found at our five land-based casino properties.

•
Continue to Provide a High Quality, Value-Oriented Restaurant and Entertainment Experience.   Our restaurants provide customers an attractive price-value relationship by serving high-quality meals featuring generous portions and fresh ingredients in comfortable and attractive surroundings with attentive service at reasonable prices. With the seafood component, our restaurants have flexibility in procuring alternative products based on price and availability, allowing us to promptly change menu items and prices to assure quality and value for our guests. In addition, our culinary experts conduct menu evaluations and reengineering to ensure our restaurants feature sought after core menu items along with bold, fresh offerings to attract new and repeat guests. We believe that the distinctive, visually stimulating design and décor of our restaurants make us a destination for special occasion diners and travelers. We provide our customers prompt, friendly and efficient service, keeping table-to-wait staff ratios low. We strive to create a memorable dining experience for customers to ensure repeat and frequent patronage. We are committed to providing a high-value entertainment experience for our guests, as our significant level of repeat visitors expect exceptional service, variety and quality in their overall experience.

•
Generate Revenue Growth Through Targeted Marketing and Promotional Programs.   Our significant advertising programs generate brand awareness and promotional visibility, and our ability to advertise under a single brand across our portfolio allows us to achieve material economies of scale. While we primarily focus on reaching and engaging guests through social, digital and mobile solutions, we also selectively utilize traditional media such as television, radio and newspaper. We employ an innovative marketing strategy that utilizes our frequent high-profile promotional programs to attract and retain guests, while also establishing and maintaining a high level of brand recognition. Our proprietary customer relationship management tools are highly attuned to how guests interact with our properties and products. This information allows us to focus on targeting guests based on their preferences. In addition, we invested in technology for all of our slot machines that permit us to provide “on device” marketing, bonusing and guest communication, including real-time customized promotions and incentives. We believe that our focused marketing enables us to foster a greater sense of loyalty with our guests. We continue to refine our database and marketing programs to drive visitation and increase profitability. Furthermore, we plan to continue developing new strategies such as customer interactive games to retain and build our guest database.

•
Optimize Business Profitability.   During our 35-year history, we have developed a culture that focuses on operational excellence and cost management. We believe this focus has contributed to Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization impairment costs, pre opening costs and other non-recurring or unusual items) margins that compare favorably to our public peers. Our internal systems and analytical tools provide us with the ability to closely monitor revenues and operational expenses and provide real-time information for management solutions. Detailed benchmarking across our properties allows us to create and take advantage of optimal strategies in all functional areas of our business. We believe our ability to minimize spend while still innovating across our business can support significant incremental revenue growth while optimizing the flow-through of revenue to Adjusted EBITDA. We remain committed to maximizing profitability through our focus on the customer experience to drive top line growth combined with an intense focus on cost controls. Our significant investment in corporate and store-based systems enables management to leverage point-of-sale data obtained on a daily basis for improved responsiveness to market and operating conditions. Additionally, we aggressively maintain the condition of our restaurants and casinos, spending over $350 million on restaurant capital expenditures and over $300 million on casino capital improvement since 2015. We will continue to maintain the condition of our casinos and restaurants in order to provide our guests up-to-date and gaming and dining experiences.

•
Attract and Retain Quality Employees.   We believe there is a high correlation between the quality of our unit management and our long-term success. We provide extensive training, attractive performance-based compensation and a focus on internal promotion to foster a strong corporate culture and create a sense of personal commitment from our employees. We believe this yields passionate employees to provide attentive customer service and consistent food and gaming quality for our guests.

Employees
As of October 31, 2021, we employed approximately 34,700 employees in the restaurant and entertainment segment, of whom approximately 30,500 were hourly employees, approximately 3,500 were restaurants managers and manager-trainees, and approximately 750 were corporate and administrative employees.
As of October 31, 2021, we maintain a staff of approximately 1,700 full- and part-time employees at our Lake Charles property, approximately 2,200 full- and part-time employees at our Las Vegas property, approximately 300 full- and part-time employees at our Laughlin property, approximately 1,300 full- and part-time employees at our Atlantic City property and approximately 600 full- and part-time employees at our Biloxi property. There are five union contracts that cover approximately 1,300 employees at our Las Vegas property and five union contracts that cover approximately 700 employees at our Atlantic City property. We have not experienced any labor problems resulting in a work stoppage and consider our relationship with employees to be satisfactory.

FEI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
Fertitta Entertainment, Inc. (“FEI”, “we” or “our”) is a national, diversified, gaming, restaurant, hospitality, and entertainment company principally engaged in the ownership and operation of Golden Nugget gaming facilities and online gaming and full service restaurants. We operate Golden Nugget hotel, casino, and entertainment resorts in downtown Las Vegas (“GNLV”) and Laughlin (“GNL”), Nevada, Lake Charles, Louisiana (“GNLC”), Biloxi, Mississippi (“GNB”), and Atlantic City, New Jersey (“GNAC”). We have a controlling interest in Golden Nugget Online Gaming, Inc. (“GNOG”) which conducts online gaming, or iGaming, and digital sports entertainment operations in New Jersey, Michigan, West Virginia, and Virginia. Our restaurants operate primarily under the names Landry’s Seafood House, Rainforest Café, The Chart House, Saltgrass Steak House, The Oceanaire Seafood Room, Bubba Gump Shrimp Company, Morton’s Steakhouse, McCormick & Schmick’s Seafood and Steaks, Mastro’s Steakhouse, Dos Caminos, Bill’s Bar & Burger, Joe’s Crab Shack, Brick House Tavern + Tap, Mitchell’s Seafood, Strip House, Del Frisco’s Double Eagle Steakhouse, Del Frisco’s Grille, Portland City Grill, Palisade, Clinkerdagger, Simon and Seaforts, Henry’s Tavern, Kincaid’s, Houlihan’s, J. Gilbert’s, Bristol Seafood Grill, Devon Seafood Grill, and The Palm Restaurant. We own and operate a number of our brands in international locations and license international restaurants under the trade names Rainforest Café, Bubba Gump Shrimp Company, Morton’s Steakhouse, Boathouse, Joe’s Crab Shack and The Palm Restaurant. In addition, we license certain Joe’s Crab Shack, Brick House Tavern + Tap, Claim Jumper, Houlihan’s, Bristol Seafood Grill, Devon Seafood Grill and The Palm restaurants domestically. We are also engaged in the ownership and operation of select hospitality and entertainment businesses, which include aquarium complexes, the Kemah Boardwalk, a 40-acre amusement, entertainment and retail complex in Kemah, Texas, and the Galveston Island Historic Pleasure Pier, an amusement, entertainment and retail complex located in Galveston, Texas. We are wholly owned by Tilman J. Fertitta (“Parent”).
The Business Combination
On February 1, 2021, FAST Acquisition Corp. (“FAST”), a special purpose acquisition company, entered into an agreement and plan of merger (the “Merger Agreement”) with FEI, pursuant to which (i) FAST will merge with and into FAST Merger Corp. (“FMC”), with FAST Merger Corp. surviving the merger (the “TX Merger”), pursuant to the agreement and plan of merger, dated as of February 1, 2021, by and between FAST and FAST Merger Corp., (ii) following the TX Merger, Merger Sub will merge with and into FEI (the “Merger”), with FEI surviving the merger and the stockholders of FEI will receive shares of Class B common stock of New FEI and (iii) immediately following the Merger, FEI shall merge with and into Florida Merger Sub LLC (“LLC Sub”), a wholly owned subsidiary of FAST Merger Corp., with LLC Sub surviving such merger as a direct, wholly owned subsidiary of FAST Merger Corp. In connection with the transaction, FMC will be renamed “Fertitta Entertainment, Inc.”. The Business Combination will be accounted for as a reverse recapitalization with FMC being the acquired company.
Institutional shareholders have committed to a $1.24 billion private investment in public equity (“PIPE”) immediately prior to the closing of the transaction at a price of $10.00 per share of Class A common stock of FAST. Proceeds from the PIPE are intended to be used to reduce FEI’s existing indebtedness. In addition, in connection with the merger, FEI will complete an internal reorganization and spin out certain assets which are not intended to be part of the merger.
Closing of the transaction is subject to certain conditions, including, among other things, (i) approval by FAST’s stockholders, (ii) approvals or other determinations from certain gaming regulatory authorities, as applicable, and the absence of a material adverse regulatory event with respect to FEI, and (iii) the effectiveness of the registration statement. The Merger Agreement may be terminated under certain circumstances, including, among others, (i) by mutual written consent of FAST and FEI, (ii) by either FAST or FEI if the closing has not occurred by December 1, 2021, and (iii) by FAST or FEI if FAST has not obtained the required approval of its stockholders.
On June 30, 2021, we entered into an amendment to the Merger Agreement whereby we agreed to contribute certain operating businesses not originally included as part of the Business Combination. On

October 20, 2021, we entered into an agreement and plan of merger to acquire Top Shelf Holdings, LLC (“Catch Hospitality”), in which Mr. Fertitta currently has a 50% indirect noncontrolling ownership interest, for approximately $194.1 million, subject to adjustment for final working capital, cash and debt balances on the closing date. The merger consideration will be comprised of 50% cash and 50% FEI Class A common stock. Catch Hospitality consists of four Catch seafood locations (one of which is a managed location in Las Vegas and one of which is a licensed location in Mexico), three Catch Steak locations (two of which are under construction), and one American brasserie. The acquisition is expected to close immediately after closing of the Business Combination. In connection with the amendment and the acquisition of Catch Hospitality, Mr. Fertitta will receive additional equity in the public company which will increase his total equity ownership post-closing of the transactions to greater than 70%.
Restaurants Unlimited
On September 30, 2019, we acquired 17 Restaurants Unlimited locations for $36.1 million and the assumption of certain liabilities. The restaurants acquired are located in six states primarily in the Pacific Northwest region of the United States and operate under various names including Portland City Grill, Palisade, Clinkerdagger, Simon and Seaforts, Henry’s Tavern, and Kincaid’s.
Del Frisco’s
On October 30, 2019, we acquired 15 Del Frisco’s Double Eagle Steakhouse and 16 Del Frisco’s Grille locations for $323.2 million and the assumption of certain liabilities. The restaurants acquired are located in 13 states across the United States.
Houlihan’s
On December 30, 2019, we acquired 33 Houlihan’s locations for $36.7 million and the assumption of certain liabilities. The restaurants acquired are located in 12 states and operate under various names including Houlihan’s, J. Gilbert’s, Bristol Seafood Grill, and Devon Seafood Grill. We also franchise 21 Houlihan’s, one Bristol Seafood Grill and one Devon Seafood Grill.
Cadillac Ranch
On February 24, 2020, we acquired three Cadillac Ranch restaurants for $7.5 million and the assumption of certain liabilities.
The Palm
On March 10, 2020, we acquired 16 The Palm Restaurant locations and a 50% controlling ownership interest in one additional The Palm Restaurant for $36.0 million and the assumption of certain liabilities.
Claim Jumper Sale
On February 8, 2019, we completed a transaction which sold the net assets of substantially all of our Claim Jumper restaurants to a third party for $10.0 million in value comprised of one Joe’s branded restaurant, their assumption of all obligations associated with six of our underperforming restaurants, plus certain specified liabilities subject to a cap. We retained ownership in all Claim Jumper intellectual property rights and continue to operate three Claim Jumper branded restaurants in our Golden Nugget casinos. We licensed our intellectual property rights to the third party which allows them to continue operating Claim Jumper branded restaurants in exchange for a royalty. The other restaurants included in the transaction were licensed to operate royalty free under the existing brand until closure or conversion to a third party brand, subject to maintaining satisfactory operating standards.
GNOG Sale
On August 9, 2021, GNOG entered into the GNOG Merger Agreement with DraftKings, New DraftKings and the other parties thereto, pursuant to which New Draft Kings agreed to acquire each of DraftKings and GNOG in concurrent mergers. At the closing of the GNOG Merger, New DraftKings will, among other things, acquire each issued and outstanding share of common stock of GNOG, including the shares of GNOG common stock owned by FEI, in exchange for 0.365 of a share of New DraftKings Class A common stock.
The transaction is expected to close in the first quarter of 2022, subject to certain closing conditions including stockholder and regulatory approvals. If the GNOG Merger closes prior to the Closing, the Business Combination will include all of the shares of New DraftKings Class A common stock that FEI receives at closing of the GNOG Merger. As of September 30, 2021, FEI owns 31.7 million shares of GNOG common stock, which will be exchanged for 11.6 million shares of New DraftKings Class A common stock. If the transactions contemplated by the Business Combination and the GNOG Merger Agreement are consummated, FAST stockholders, indirectly through FEI entities, will have a minority voting interest in New DraftKings.
Wildwood Hotel and Casino
On November 2, 2021, we entered into an agreement to acquire Wildwood Hotel and Casino in Cripple Creek, Colorado for approximately $43.0 million, subject to customary adjustments. The acquisition is expected to close in the third quarter of 2022, subject to regulatory approval.
Other Matters
The restaurant, hospitality and gaming industries are intensely competitive and affected by variations in consumer taste, national, regional, and local economic conditions, demographic trends impacting discretionary spending, and regulatory changes. The performance of individual properties may be affected by factors such as: traffic patterns, demographic considerations, marketing and promotions, weather conditions, and the type, number, and location of competing operations. We have many well established competitors with greater financial resources, larger marketing and advertising budgets, and longer histories of operation than ours, including competitors already established in regions where we are planning to expand, as well as competitors planning to expand in the same regions. We face significant competition from others offering or promoting seafood and other types and varieties of cuisine. Our restaurant competitors include national, regional, and local chains as well as local owner-operated restaurants. We also compete with other restaurants and retail establishments for restaurant sites. Our gaming properties compete with numerous casinos and casino hotels of varying quality and size in the markets in which we operate and with other forms of legalized gaming, including internet gaming, sports wagering, state-sponsored lotteries, racetracks, off-track wagering, and video poker terminals. We also compete with other non-gaming resorts and various other entertainment businesses.
COVID-19 Pandemic
During March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus (“COVID-19”). The pandemic has significantly impacted the economic conditions around the world, accelerating during the first half of March 2020, as federal, state and local governments reacted to the public health crisis. As a result, we were required to temporarily close all of our casinos and many restaurants and were restricted to takeout and delivery in most of our remaining restaurants, all contributing to reduced guest traffic and a substantial negative impact to our revenues. In late April 2020, we began reopening restaurants at limited capacity where allowed by state and local governments. Two casinos reopened in May, two reopened in June, and one reopened in July in accordance with local capacity restrictions. As of December 31, 2020 we re-opened approximately 99% of our restaurants at reduced capacity, or outdoor seating only, and implemented changes in operating procedures to accommodate social distancing guidelines and additional cleaning and disinfection procedures in order to maintain healthy and secure operating environments.
During the first quarter of 2021, many of the government mandated closed locations were allowed to reopen albeit at limited capacity, while certain other properties were allowed to expand their capacity. As of September 30, 2021, substantially all of our restaurant dining rooms and patios were opened with limited seating capacity.

The ultimate impact of COVID-19 cannot be reasonably estimated at this time due to the significant uncertainty around the duration of the disruption and its long term impact on the economy. Failure to contain the spread could lead to further capacity reductions, restaurant closures, disruptions in our supply chain and staffing. Furthermore, there can be no assurance even after reopening that our operations will recover to levels prior to these closures, or whether future impairments or closures related to COVID-19 will occur. We expect the pandemic will continue to impact our results of operations, financial position, and liquidity, with the impact to our business to be reduced over time as more people become vaccinated.
In response to this dramatic decline in revenues, we initiated a strategic plan focused on reducing our cost structure. A significant portion of variable labor costs have been eliminated and fixed labor costs were reduced at the operating and corporate levels, both through headcount and salary reductions. Additional short term cash savings have been implemented including delaying capital expenditures and maintenance other than those related to safety or our ability to prepare food, restricting travel, and eliminating any costs not necessary for us to operate our restaurants. Some landlords provided temporary rent concessions, including abatement of certain rent payments. Additionally, for locations where rent concessions have not yet been received, we are continuing negotiations with these landlords. Two casinos reopened in May, two reopened in June, and one reopened in July; and while closed were only incurring those costs required to retain key personnel at reduced compensation levels and meet regulatory requirements. The casinos furloughed approximately 6,800 employees in the middle of March as a result of the mandated closure of our five land based casinos. Furloughed employees received 2 weeks’ pay which resulted in an incremental expense during the first quarter of $6.7 million. In addition, the Company paid 100% of employee health care contributions through the end of November. We also borrowed $149.8 million on our 2016 Revolving Credit Facility to increase our cash position and help preserve financial flexibility.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act provides opportunities for additional liquidity, loan guarantees, and other government programs to support companies affected by the COVID-19 pandemic and their employees.
The benefits we expect to realize from the CARES Act include:
•
refund of federal income taxes as a result of (i) a reduction in the depreciable life of qualified improvement property to 15 years retroactive to any qualifying property placed in service on or after January 1, 2018, (ii) an acceleration of AMT credit refunds, and (iii) an increase to the carryback period to five years for any net operating losses incurred or acquired including the estimated carryback for 2020;

•
increased deductibility of business interest expense for income tax purposes due to changes in the limitations;

•
a refundable federal tax credit equal to 50% of qualified wages and benefits paid to employees while they are not performing services after March 12, 2020 and before January 1, 2021; and

•
deferral of all employer FICA taxes for the remainder of 2020, 50% payable by December 2021 and the remainder payable by December 2022.

We intend to continue to review and consider any available potential benefits under the CARES Act for which we qualify, including those described above. We cannot predict the manner in which such benefits or any of the other benefits described herein will be allocated or administered and we cannot assure that we will be able to access such benefits in a timely manner or at all.
The disruption to our business continued for the entire year and many of our properties reopened and were subsequently closed, had dining room occupancy reduced, or were restricted to takeout and delivery again during the year as the virus infections fluctuated. There is significant uncertainty around the duration of the disruption and its long term impact on the economy. Furthermore, there can be no assurance even after reopening that our operations will recover to levels prior to these closures, or whether new variants of the virus will cause further disruptions to our business resulting in future closures related to COVID-19. We believe the pandemic may continue to negatively impact our results of operations, financial position, and liquidity, but for the impact to our business to be reduced over time as more people become vaccinated.

Results of Operations (dollars in thousands)
The following table sets forth the percentage relationship to total revenues of certain operating data for the periods indicated:
	Year End December 31,
	2020	2019	2018
Restaurant and hospitality:
Revenues	100.0%	100.0%	100.0%
Cost of revenues	26.9%	25.7%	25.6%
Labor	27.8%	29.9%	30.0%
Other operating expenses(1)	32.9%	25.4%	25.6%
Unit level profit(1)	12.4%	19.0%	18.8%
Gaming:
Revenues	100.0%	100.0%	100.0%
Casino costs	27.6%	26.8%	27.4%
Rooms costs	5.0%	6.0%	5.9%
Food and beverage costs	11.2%	16.3%	16.5%
Other operating expenses(1)	23.9%	21.0%	21.3%
Unit level profit(1)	32.3%	29.9%	28.9%

(1)
Excludes depreciation, amortization, asset impairment, general and administrative, gain/loss on disposal of assets, and pre-opening expenses.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Restaurant and Hospitality
Revenues decreased $847,358 or 35.4%, from $2,391,304 to $1,543,946 for the year ended December 31, 2020, compared to the prior year comparable period. The change in revenue is primarily the result of the following amounts: new restaurants — increase $9,282; acquisitions — increase $222,991; existing restaurants — decrease $976,796 (excluding the impact of the extra sales from 2020 Leap Day of $9,497); closed or sold restaurants — decrease $107,653; and the remainder of the difference is attributable to the change in sales for stores not open a full comparable period and other. The total number of full service restaurants as of December 31, 2020 decreased to 481 compared to 501 in 2019 primarily due to closed and other end of lease life units partially offset by new stores and the acquisition of Cadillac Ranch and Palm locations.
Revenues for casual dining decreased $538,294 or 40.1%, from $1,341,654 to $803,360 for the year ended December 31, 2020. The change in casual dining revenue is primarily the result of the following amounts: new restaurants — increase $1,237; acquisitions — increase $102,291; existing restaurants — decrease $564,252 (excluding the impact of the extra sales from 2020 Leap Day of $5,411); closed or sold restaurants — decrease $81,803; and the remainder is attributable to the change in sales for stores not open a full comparable period. The total number of casual dining restaurants as of December 31, 2020 decreased to 302 compared to 325 in 2019 primarily due to closed and other end of lease life units, partially offset by new stores and the acquisition of Cadillac Ranch. Revenues for upscale dining decreased $201,649 or 24.7%, from $817,687 to $616,038 for the year ended December 31, 2020. The change in upscale dining revenue is primarily the result of the following amounts: new restaurants — increase $8,044; acquisitions — increase $120,701; existing restaurants — decrease $306,687 (excluding the impact of the extra sales from 2020 Leap Day of $3,099); closed or sold restaurants — decrease $25,850; and the remainder is attributable to the change in sales for stores not open a full comparable period. The total number of upscale dining restaurants as of December 31, 2020 increased to 173 compared to 170 in 2019 primarily due to the acquisition of Palm locations partially offset by closed and other end of lease life units. Corporate and other revenues decreased $107,414 for the year ended December 31, 2020 primarily due to fewer open days.
Cost of revenues decreased $199,708 or 32.5%, from $615,021 to $415,313 for the year ended December 31, 2020, compared to the prior year comparable period. The dollar decrease is primarily due to the sales decline, partially offset by acquisitions. Cost of revenues as a percentage of revenues for the year ended December 31, 2020 increased to 26.9% from 25.7% in 2019. The increase was mainly due to units operating with delivery and take out only, lower margins on groceries sales (raw products sold directly to customers without preparation), in April and May, and commodity cost increases over the same period last year.
Labor expense decreased $287,204 or 40.1%, from $715,671 to $428,467 for the year ended December 31, 2020, compared to the prior year comparable period. This decrease is primarily the result of the sales decline, operational efficiencies, and lower fixed wages, partially offset by acquisitions. Labor expense as a percentage of revenues for 2020 decreased to 27.8% from 29.9% in 2019 primarily due to increased productivity and reduced wages, partially offset by retained staff at temporarily closed restaurants.
Other operating expenses decreased $100,049 or 16.4%, from $608,576 to $508,527 for the year ended December 31, 2020, as compared to the prior year period. This decrease is primarily the result of the sales decline partially offset by acquisitions. Other operating expenses as a percentage of revenues for 2020 increased to 32.9% from 25.4% in 2019 due to the loss of sales leverage in fixed cost components, in particular occupancy costs.
Segment level profit for casual dining decreased $136,715 or 61.0%, from $224,122 to $87,407 for the year ended December 31, 2020. The change in casual dining segment level profits is the result of reduced revenues due to the pandemic. As a percent of revenue, segment level profit was 10.9% in the current period compared to 16.7% in the prior year. The reduction was partially offset by labor efficiencies and reduced operating expenses. Segment level profit for upscale dining decreased $84,795 or 54.6%, from $155,285 to $70,490 for the year ended December 31, 2020. The change in upscale dining segment level profits is the result of reduced revenues due to the pandemic. As a percent of revenue, segment level profit was 11.4% in the current period compared to 19.0% in the prior year. The reduction was partially offset by labor efficiencies and reduced operating expenses. Corporate and other profits decreased $38,887 for the year ended December 31, 2020.
Gaming
Casino revenues decreased $91,459 or 16.8%, from $543,961 to $452,502 for the year ended December 31, 2020, compared to the prior year comparable period. Land based casino revenues decreased $123,685 or 25%, while online gaming revenues increased $35,699 or 64% for the year ended December 31, 2020, compared to the prior year comparable period. This decrease is driven primarily by the mandated closure of our five land based casinos in the middle of March 2020 through May and June 2020, as well as reduced traffic due to the COVID-19 pandemic and related operating restrictions imposed by regulators. In addition, Hurricane Laura forced the closure of our Lake Charles casino from August 25, 2020 to September 11, 2020. The increase in online gaming revenue is primarily the result of higher table game and slot revenue during the current year period resulting from an increase in new patrons using online gaming in light of the land based casino closures stemming from the outbreak of COVID-19.
Room revenues decreased $67,347 or 39.2%, from $171,660 to $104,313 for the year ended December 31, 2020, compared to the prior year comparable period. This decrease is driven primarily by the mandated closure of our five land based casinos in the middle of March 2020 through May and June 2020, as well as reduced traffic due to the COVID-19 pandemic and related operating restrictions imposed by regulators.
Food and beverage revenues decreased $141,576 or 51.9%, from $272,878 to $131,302 for the year ended December 31, 2020, compared to the prior year comparable period. This decrease is driven primarily by the mandated closure of our five land based casinos in the middle of March 2020 through May and June 2020, as well as reduced traffic due to the COVID-19 pandemic and related operating restrictions imposed by regulators.

Other revenues decreased $46,393 or 44.3%, from $104,734 to $58,341 for the year ended December 31, 2020, compared to the prior year. Other revenues include retail, entertainment, spa, marina, and other miscellaneous revenue items. This decrease is driven primarily by the mandated closure of our five land based casinos in the middle of March 2020 through much of May and June 2020, as well as reduced traffic due to the COVID-19 pandemic and related operating restrictions imposed by regulators.
Casino expenses decreased $86,998 or 29.7%, from $292,801 to $205,803 for the year ended December 31, 2020, compared to the prior year. This decrease is primarily due to lower variable costs directly related to lower casino revenue during the current period as well as reduction of some payroll costs as a result of our response to the COVID-19 pandemic.
Room expenses decreased $28,185 or 43.3%, from $65,136 to $36,951 for the year ended December 31, 2020, compared to the prior year. This decrease is primarily due to lower variable costs directly related to lower room revenue during the current period as well as reduction of some fixed payroll costs as a result of our response to the COVID-19 pandemic.
Food and beverage expenses decreased $94,418 or 53.1%, from $177,911 to $83,493 for the year ended December 31, 2020, compared to the prior year. This decrease is due to lower variable costs directly related to lower food and beverage revenues during the period as well as reduction of some fixed payroll costs as a result of our response to the COVID-19 pandemic.
Other expense decreased $51,011 or 22.3%, from $229,255 to $178,244 for the year ended December 31, 2020, compared to the prior year comparable period. Other expense is comprised of expenses related to each of the other revenue categories as well as property level overhead expenses that are not directly correlated to other revenues such as utilities, rent, repair and maintenance, advertising, and property management. This decrease is primarily related to reduced overhead costs during the current period.
Consolidated
General and administrative expenses decreased $5,350 or 3.6%, from $147,729 to $142,379 for the year ended December 31, 2020, as compared to the comparable prior year. This decrease is primarily the result of a reduction in staff, reduced salaries, and a decrease in the deferred compensation plan liability partially offset by legal expenses and absorbing 100% of employee medical premiums. General and administrative expenses as a percentage of revenues for the year ended December 31, 2020 increased to 6.2% from 4.2% in 2019 primarily due to expenses not decreasing at the same rate as revenues.
Depreciation and amortization expense increased $5,648 or 2.7%, from $206,109 to $211,757 for the year ended December 31, 2020, as compared to the prior year. This increase is the result of higher capitalized assets from acquisitions and new units.
Asset impairment expense of $105,574 was recorded for the year ended December 31, 2020. The 2020 expense is comprised of $28,050 impairment of the McCormick and Schmick’s trademark, $25,241 impairment of the Morton’s trademark, $20,959 impairment of operating lease right-of-use assets at twenty- seven restaurants, thirteen of which have closed, and $31,324 impairment of thirty-nine restaurants which were severely impacted by the pandemic, twenty-two of which have closed.
We recorded a loss on disposal of assets of $8,466 for the year ended December 31, 2020. The loss is primarily related to damage caused by hurricanes and the closure of certain underperforming restaurants partially offset by early termination fees received from a landlord.
Pre-opening expenses decreased $4,788 or 61.5%, from $7,788 to $3,000 for the year ended December 31, 2020, as compared to the comparable prior year period due to decreased restaurant opening activity during the current year.
Net interest expense increased $22,316 or 8.0%, from $279,360 to $301,676 for the year ended December 31, 2020, as compared to the comparable prior year period. This increase is primarily due to higher outstanding borrowings.
Other expense of $18,233 was recorded during the year ended December 31, 2020, as compared to income of $4,007 in the prior year. This increase is primarily due to a prepayment premium of $24.0 million associated with the repayment on the GNOG term loan, partially offset by the $2.3 million gain on debt extinguishment in the third quarter of 2020. Other income in 2019 is primarily due to an increase in deferred compensation plan performance.
A benefit for income taxes of $106,490 was recorded for the year ended December 31, 2020, as compared to a tax provision of $21,442 for the comparable prior year. The effective tax rate was a benefit of 33.5% for the year ended December 31, 2020 compared to an expense of 18.3% for the prior year period. The change in the effective tax rate is primarily due to the impact of general business credits, the recognition of a benefit at a federal statutory tax rate of 35% on the loss for 2020 and acquired net operating losses that can be carried back five years due to the CARES Act, and the release of a valuation allowance against AMT credits that became refundable.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Restaurant and Hospitality
Revenues decreased $114,553 or 4.6% from $2,505,857 to $2,391,304 for the year ended December 31, 2019, compared to the prior year comparable period. The change in revenue is primarily the result of the following amounts: new restaurants — increase $42,344; acquisitions — increase $89,390; existing restaurants — decrease $29,761; closed or sold restaurants — decrease $215,758; and the remainder of the difference is attributable to the change in sales for stores not open a full comparable period and other. The total number of full service stores open as of December 31, 2019 increased to 501 compared to 468 in 2018 due to acquisition of Restaurants Unlimited, Del Frisco’s, Houlihan’s and new unit openings, partially offset by closed, sold units or other end of lease units.
Revenues for casual dining decreased $163,585 or 10.9%, from $1,505,239 to $1,341,654 for the year ended December 31, 2019. The change in casual dining revenue is primarily the result of the following amounts: new restaurants — increase $38,933; acquisitions — increase $30,557; existing restaurants —decrease $18,775; closed or sold restaurants — decrease $212,304; and the remainder is attributable to change in sales for stores not open a full comparable period and other. The total number of casual dining restaurants as of December 31, 2019 increased to 325 compared to 322 in 2018 primarily due to acquisition of Restaurants Unlimited and Houlihan’s and new unit openings, partially offset by closed, sold units or other end of lease units. Revenue for upscale dining increased $45,003 or 5.8%, from $772,684 to $817,687 for the year ended December 31, 2019. The change in upscale dining revenue is primarily the result of the following amounts: new restaurants — increase $3,118; acquisitions — increase $58,833; existing restaurants — decrease $11,064; closed or sold restaurants — decrease $3,454; and the remainder is attributable to the change in sales for stores not open a full comparable period. The total number of upscale dining restaurants as of December 31, 2019 increased to 170 compared to 140 in 2018 primarily due to the acquisition of Del Frisco’s, partially offset by closed, sold units or other end of lease units. Corporate and other revenues increased $4,028 for the year ended December 31, 2019.
Cost of revenues decreased $25,298 or 4.0%, from $640,319 to $615,021 for the year ended December 31, 2019, compared to the prior year comparable period. This decrease is primarily the result of the sale of Claim Jumper units partially offset by the acquisitions of Restaurants Unlimited and Del Frisco’s. Cost of revenues as a percentage of revenues for the year ended December 31, 2019 increased to 25.7% from 25.6% in 2018 primarily due to higher commodity costs.
Labor expense decreased $37,100 or 4.9%, from $752,771 to $715,671 for the year ended December 31, 2019, compared to the prior year comparable period. This decrease is primarily the result of closed and sold units partially offset by the acquisitions of Restaurants Unlimited and Del Frisco’s, and minimum wage increases. Labor expense as a percentage of revenues for 2019 decreased to 29.9% from 30.0% in 2018 due to the sale of Claim Jumper units in California partially offset by minimum wage increases.
Other operating expenses decreased $33,435 or 5.2% from $642,011 to $608,576 for the year ended December 31, 2019, as compared to the prior year period. This decrease is primarily the result of the sale of Claim Jumper units. Other operating expenses as a percentage of revenues for 2019 decreased to 25.4% from 25.6% in 2018 due to the sale of Claim Jumper units.

Segment level profit for casual dining decreased $15,870 or 6.6%, from $239,992 to $224,122 for the year ended December 31, 2019. The change in casual dining segment level profits is primarily the result of closed or sold stores, partially offset by increases for new stores and acquisitions. As a percent of revenue, segment level profit was 16.7% compared to 15.9% in the prior year. This increase was mainly due to labor efficiencies and reduced operating expenses. Segment level profit for upscale dining decreased $200 or 0.1%, from $155,485 to $155,285 for the year ended December 31, 2019. The change in segment level profit for upscale dining is primarily the result of increased operating costs, partially offset by increases for new stores and acquisitions. As a percent of revenue, segment level profit was 19.0% compared to 20.1% in the prior year. This decrease was due to increased operating and labor expenses. Corporate and other profits decreased $2,650 for the year ended December 31, 2019.
Gaming
Casino revenues decreased $4,751 or 0.9%, from $548,919 to $543,961 for the year ended December 31, 2019, compared to the prior year comparable period. This decrease is primarily driven by reduced volume at our GNLC property due to road construction during most of 2019 and reduced volume at our GNAC property due to competitive pressure, partially offset by increased volume in online gaming.
Room revenues decreased $2,529 or 1.5%, from $174,189 to $171,660 for the year ended December 31, 2019, compared to the prior year comparable period. This decrease is primarily driven by reduced occupancy at our GNLC and GNAC properties, partially offset by increased occupancy at out GNLV property.
Food and beverage revenues decreased $7,321 or 2.6% from $280,199 to $272,878 for the year ended December 31, 2019, compared to the prior year comparable period. This decrease is primarily driven by reduced volume and occupancy at our GNLC and GNAC properties, and reduced complimentary offerings.
Other revenues increased $6,233 or 6.3% from $98,501 to $104,734 for the year ended December 31, 2019, compared to the prior year. Other revenues include retail, entertainment, spa, marina, and other miscellaneous revenue items. This increase is primarily due to higher retail and miscellaneous revenues during the year.
Casino expenses decreased $9,123 or 3.0%, from $301,924 to $292,801 for the year ended December 31, 2019, compared to the prior year. This decrease is primarily due to lower variable costs directly related to lower casino revenues during the current period.
Room expenses decreased $362 or 0.6%, from $65,498 to $65,136 for the year ended December 31, 2019, compared to the prior year. This decrease is due to reduced occupancy during the year.
Food and beverage expenses decreased $3,765 or 2.1%, from $181,676 to $177,911 for the year ended December 31, 2019, compared to the prior year. This decrease is primarily due to lower variable costs.
Other expense decreased $5,293 or 2.3%, from $234,581 to $229,255 for the year ended December 31, 2019, compared to the prior year comparable period. Other expense is comprised of expenses related to each of the other revenue categories as well as property level overhead expenses that are not directly correlated to other revenues such as utilities, rent, repair and maintenance, advertising, and property management. This decrease is primarily due to reduced overhead expenses.
Consolidated
General and administrative expenses increased $18,354 or 14.2%, from $129,375 to $147,729 for the year ended December 31, 2019, as compared to the comparable prior year period. This increase is primarily the result of higher employee related expenses including costs related to our deferred compensation plan, litigation costs and acquisitions. General and administrative expenses as a percentage of revenues for the year ended December 31, 2019 increased to 4.2% from 3.6% in 2018.
Depreciation and amortization expense decreased $20,678 or 9.1%, from $226,787 to $206,109 for the year ended December 31, 2019, as compared to the prior year period. This decrease is primarily the result of closed and sold locations partially offset by higher capitalized assets, including the acquisitions of Restaurants Unlimited and Del Frisco’s.

Asset impairment expense of $26,034 was recorded for the year ended December 31, 2019, as compared to $19,853 in the prior year period. The 2019 expense is primarily related to twenty-two underperforming restaurants, three of which have closed. The 2018 expense relates to the impairment of thirty-three Claim Jumper restaurants and six additional locations sold in February 2019, as well as nineteen underperforming restaurants, all of which have closed.
Gain on disposal of assets of $137 was recorded for the year ended December 31, 2019, as compared to a gain of $1,491 in the prior year period. The 2018 gain primarily relates to insurance proceeds associated with Hurricanes Harvey and Irma that exceeded the recorded book value of the assets which were damaged.
Pre-opening expenses decreased $3,393 or 30.3%, from $11,181 to $7,788 for the year ended December 31, 2019, as compared to the comparable prior year period due to decreased restaurant opening activity during the current year period.
Net interest expense decreased $70 or 0.0%, from $279,290 to $279,360 for the year ended December 31, 2019, as compared to the comparable prior year period. This decrease is primarily due to lower average debt balances in 2019, as well as lower rates.
Other income of $4,007 was recorded during the year ended December 31, 2019, as compared to an expense of $7,780 in the prior year period. The 2019 income is primarily comprised of $4.7 million in gains associated with our deferred compensation plan investments, offset by other various expenses. The 2018 expense is primarily comprised of $4.1 million in fees incurred to reduce the margin on our term loan.
A provision for income taxes of $21,442 was recorded for year ended December 31, 2019, as compared to a tax expense of $28,173 for the comparable prior year period. The effective tax rate for 2019 was 18.3% compared to 24.3% for the prior year period. The decrease in the effective tax rate is primarily due to impacts of the TCJA.
Nine Months Ended September 30, 2021 Compared to Nine Months Ended September 30, 2020
The following table sets forth the percentage relationship to total revenues of certain operating data for the periods indicated:
	Nine Months Ended September 30,
	2021	2020
Restaurant and hospitality:
Revenues	100.0%	100.0%
Cost of revenues	26.6%	27.3%
Labor	24.0%	29.0%
Other operating expenses(1)	24.2%	33.7%
Unit level profit(1)	25.2%	10.0%
Gaming:
Revenues	100.0%	100.0%
Casino costs	24.3%	27.2%
Rooms costs	4.0%	5.2%
Food and beverage costs	10.0%	11.8%
Other operating expenses(1)	23.6%	24.6%
Unit level profit(1)	38.1%	31.2%

(1)
Excludes depreciation, amortization, asset impairment, general and administrative, gain/loss on disposal of assets, and pre-opening expenses.

Restaurant and Hospitality
Revenues increased $612,412 or 53.4%, from $1,145,813 to $1,758,225 for the nine months ended September 30, 2021, compared to the prior year comparable period. The change in revenue is primarily the result of the following amounts: new restaurants — increase $6,909; acquisitions — increase $9,916; existing restaurants — increase $621,947 (excluding the impact of the loss in sales from 2020 Leap Day of $11,361); closed restaurants decrease $24,411; and the remainder of the difference is attributable to the change in sales for stores not open a full comparable period and other. The total number of full service restaurants as of September 30, 2021 decreased to 474 compared to 479 in 2020 primarily due to closed and other end of lease life units.
Revenues for casual dining increased $248,696 or 40.7%, from $610,940 to $859,636 for the nine months ended September 30, 2021. The change in casual dining revenue is primarily the result of the following amounts: new restaurants — increase $4,371; acquisitions  — increase $615; existing restaurants —  increase $264,215 (excluding the decrease related to 2020 Leap Day sales of $6,308); closed or sold restaurants  — decrease $14,860; and the remainder is attributable to the change in sales for stores not open a full comparable period and other. The total number of casual dining restaurants as of September 30, 2021 decreased to 299 compared to 300 in 2020 primarily due to closed and other end of lease life units, partially offset by new stores and the acquisition of Cadillac Ranch. Revenues for upscale dining increased $282,107 or 62.8% from $449,366 to $731,473 for the nine months ended September 30, 2021. The change in upscale dining revenue is primarily the result of the following amounts: new restaurants — increase $2,538; acquisitions — increase $9,301; existing restaurants — increase $282,150 (excluding the decrease related to 2020 Leap Day sales of $4,063): closed or sold restaurants — decrease $9,551; and the remainder is attributable to the change in sales for stores not open a full comparable period and other. The total number of upscale dining restaurants as of September 30, 2021 decreased to 169 compared to 173 in 2020 primarily due to closed stores and other end of lease life units. Corporate and other revenues increased $81,609 for the nine months ended September 30, 2021 primarily due to more travel to certain entertainment locations.
Cost of revenues increased $155,975 or 49.9%, from $312,297 to $468,272 for the nine months ended September 30, 2021, compared to the prior year comparable period. The dollar increase is primarily due to the sales increase. Cost of revenues as a percentage of revenues for the nine months ended September 30, 2021 decreased to 26.6% from 27.3% in 2020. The decrease was mainly due to lower margins in the prior year which were impacted by delivery and take out only locations partially offset by commodity cost increases in the current year.
Labor expense increased $89,655 or 27.0%, from $332,187 to $421,842 for the nine months ended September 30, 2021, compared to the prior year comparable period. This increase is primarily the result of the sales increase, partially offset by closed locations and a decrease in company paid medical insurance expenses. Labor expense as a percentage of revenues for 2021 decreased to 24.0% from 29.0% in 2020 primarily due to increased productivity, improved sales leverage, and a decrease in company paid medical insurance expenses.
Other operating expenses increased $39,602 or 10.2%, from $386,505 to $426,107 for the nine months ended September 30, 2021, as compared to the prior year period. This increase is primarily the result of an increase in variable expenses as a result of the sales increase, partially offset by a decrease in advertising expense and insurance cost. Other operating expenses as a percentage of revenues for 2021 decreased to 24.2% from 33.7% in 2020 primarily due to the loss of sales leverage on the fixed cost components, in particular occupancy costs, from the significant sales decline in 2020.
Segment level profit for casual dining increased $138,161 or 247.1%, from $55,921 to $194,082 for the nine months ended September 30, 2021. As a percent of revenue, segment level profit was 22.6% compared to 9.2% in the prior year. The increase is primarily related to increases in sales and increased labor productivity as well as lower advertising expense and insurance cost. Segment level profit for upscale dining increased $138,630 or 361.9%, from $38,307 to $176,937 for the nine months ended September 30, 2021. As a percent of revenue, segment level profit was 24.2% compared to 8.5% in the prior year. The increase is primarily related to increases in sales and increased labor productivity as well as lower advertising expense and insurance cost. Corporate and other profits increased $50,389 for the nine months ended September 30, 2021. As a percentage of revenue, segment level profit was 42.5% compared to 24.1% in the prior year. The increase is primarily related to increases in sales as well as increased labor productivity.

Gaming
Casino revenues increased $165,740 or 51.5%, from $321,559 to $487,299 for the nine months ended September 30, 2021, compared to the prior year comparable period. Land based casino revenues increased $281,587 or 59.2%, while online gaming revenues increased $25,987 or 38.2% for nine months ended September 30, 2021 compared to the prior year comparable period. This increase in the land based casinos was driven primarily by increased slot and table volume in the casinos, as the casinos were operating with mandated restrictions in 2020 due to COVID-19 protocols, and the increase in online gaming revenues was primarily the result of GNOG’s launch in Michigan in late January 2021 as well as commenced operations in West Virginia and Virginia late in the third quarter of 2021.
Room revenues increased $54,035 or 69.5%, from $77,776 to $131,811 for the nine months ended September 30, 2021, compared to the prior year comparable period. This increase is driven primarily by higher occupancy and average room rates, as the casinos were operating with mandated restrictions in 2020 due to COVID-19 protocols.
Food and beverage revenues increased $52,515 or 52.7%, from $99,727 to $152,242 for the nine months ended September 30, 2021, compared to the prior year comparable period. This increase is driven primarily by increased traffic in the casinos, as the casinos were operating with mandated restrictions in 2020 due to COVID-19 protocols.
Other revenues increased $35,284 or 79.5%, from $44,395 to $79,679 for the nine months ended September 30, 2021, compared to the prior year comparable period. Other revenues include retail, entertainment, spa, marina, and other miscellaneous revenue items. This increase is driven primarily by increased traffic in the casinos as well as $9.1 million of business interruption insurance recoveries related to Hurricane Laura.
Casino expenses increased $58,942 or 39.8%, from $148,065 to $207,007 for the nine months ended September 30, 2021, compared to the prior year comparable period. This increase is primarily driven by higher variable costs directly related to increased casino revenues during the current period.
Room expenses increased $6,085 or 21.6%, from $28,233 to $34,318 for the nine months ended September 30, 2021, compared to the prior year comparable period. This increase is primarily driven by higher variable costs directly related to increased room revenues during the current period.
Food and beverage expenses increased $21,078 or 32.9%, from $64,116 to $85,194 for the nine months ended September 30, 2021, compared to the prior year comparable period. This increase is primarily driven by higher variable costs directly related to increased food and beverage revenues during the current period.
Other expense increased $66,796 or 49.9%, from $133,885 to $200,681 for the nine months ended September 30, 2021, compared to the prior year comparable period. Other expense is comprised of expenses related to each of the other revenue categories as well as property level overhead expenses that are not directly correlated to other revenues such as utilities, rent, repair and maintenance, advertising, and property management. This increase is primarily related to an increase in GNOG’s advertising expense for the launch in Michigan in late January 2021, stock based compensation expense, and DraftKings merger related costs. Additionally, there were increases in overhead costs due to increased revenues during the current period at the land-based casinos. During the comparable period, costs were reduced as the casinos were operating with mandated restrictions in 2020 due to COVID-19 protocols.
Consolidated
General and administrative expenses increased $20,440 or 23.7%, from $86,304 to $106,744 for the nine months ended September 30, 2021, as compared to the prior year comparable period. This is primarily the result of a return to full salaries and increased staffing as well as an increase in the deferred compensation plan liability in the current year. General and administrative expenses as a percentage of revenues for the nine months ended September 30, 2021 decreased to 4.1% from 5.1% in 2020 due to the increase in revenues.
Depreciation and amortization expense decreased $12,298 or 7.7%, from $159,614 to $147,316 for the nine months ended September 30, 2021, as compared to the prior year comparable period. This decrease is driven by a decrease in the amount of depreciable assets due to asset impairment charges and asset disposals in 2020 as well as reduced capital expenditures.
Asset impairment expense decreased $91,263 or 93.2%, from $97,885 to $6,622 for the nine months ended September 30, 2021, as compared to the prior year comparable period. The 2021 expense is comprised of $2,079 impairment of operating lease right-of-use assets at four restaurants and $4,543 impairment at six underperforming restaurants, two of which have closed. The 2020 expense is comprised of $28,050 impairment of the McCormick and Schmick’s trademark, $25,241 impairment of the Morton’s trademark, $19,675 impairment of operating lease right-of-use assets at twenty-five restaurants, sixteen of which have closed, and $24,919 impairment at thirty-six underperforming restaurants, twenty-five of which have closed.
(Gain) loss on disposal of assets increased $19,366 or 3083.8%, from a loss of $628 to a gain of $18,738 for the nine months ended September 30, 2021 as compared to the prior year comparable period. The increase is primarily driven by insurance recoveries related to Hurricane Laura in 2021 compared to early termination fees received from a landlord in the prior year.
Pre-opening expenses decreased $1,923 or 70.8%, from $2,718 to $795 for the nine months ended September 30, 2021, as compared to the prior year comparable period due to a lease modification for a restaurant under construction and decreased restaurant opening activity during the current year.
Net interest expense decreased $11,412 or 5.2%, from $218,657 to $207,245 for the nine months ended September 30, 2021, as compared to the prior year due primarily to lower average interest rates in 2021.
Other income, net of $4,166 was recorded during the nine months ended September 30, 2021, as compared to other income, net of $3,350 in the prior year comparable period. This increase is primarily due to an increase in deferred compensation plan performance in the current year as compared to a decrease in the prior year, partially offset by a $1.6 million prepayment premium related to GNOG repaying a portion of their term loan in 2021.
A provision for income taxes of $73,004 was recorded for the nine months ended September 30, 2021, as compared to a tax benefit of $105,257 for the prior year comparable period. The effective tax rate was 18.7% for the nine months ended September 30, 2021, while the effective tax rate for the nine months ended September 30, 2020 was a benefit of 37.8%. The change in the effective tax rate is primarily due to the impact of general business credits and the non-taxable gain on warrants recorded during 2021 compared to the recognition of a benefit at a federal statutory rate of 35% on the loss in 2020 that can be carried back 5 years and the release of a valuation allowance against AMT credits that became refundable in 2020 as a result of the CARES Act.
Liquidity and Capital Resources
General
Our primary sources of liquidity and capital resources are cash provided from operating activities, cash and cash equivalents, and our 2016 Credit Facility. Our primary requirements for liquidity and capital are restaurant development, acquisitions, working capital and general corporate needs. Our operations have not required significant working capital and, like many restaurant, gaming, and hospitality companies, we have been able to operate, and will continue to operate, with negative working capital. Our requirement for working capital is not significant since the majority of our revenues are either for cash or third-party credit card. Expenses are generally financed through trade credit at terms approximating 30 days. Employees typically are paid weekly or bi-weekly in arrears for hours worked. A number of other expenses such as certain taxes, annual bonuses and some benefits are deferred for longer periods of time.
In 2020, we borrowed $149.8 million on our revolving credit facility as a precautionary measure in order to bolster our cash position and enhance financial flexibility due to the pandemic. We also obtained a waiver of the revolver leverage covenant through December 31, 2020, which was later extended through December 31, 2021. In April 2020, we borrowed an incremental $300.0 million term loan through the spin out of GNOG. The proceeds from these borrowings, which totaled $437.8 million, were available for general corporate purposes in the ordinary course of business, although we never utilized any of the incremental term loan. We subsequently repaid $150.0 million of the term loan in the fourth quarter of 2020 and $10.6 million of the term loan in the first quarter of 2021 as well as $149.8 million under the revolving credit facility. At September 30, 2021, we had total liquidity of $924.3 million comprised of unrestricted cash and borrowing capacity under the revolving credit facility and we believe we have adequate liquidity and sources of capital to fund our business activities for the next twelve months.
Cash Flows for the Nine Months Ended September 30, 2021 and 2020
The following table presents a summary of our cash flows (in thousands):
	Nine months ended September 30,
	2021	2020
Net cash provided by (used in):
Operating activities	$464,124	$46,303
Investing activities	(43,869)	(101,244)
Financing activities	(61,012)	415,587
Effect of exchange rate changes on cash	386	(121)
Net increase in cash, cash equivalents and restricted cash	$359,629	$360,525
Operating Activities
Net cash provided by operating activities was $464.1 million for the nine months ended September 30, 2021 compared to $46.3 million of net cash provided in operating activities for the nine months ended September 30, 2020. This change was primarily due to an increase in sales and profitability as our locations opened more fully as well as improvements to working capital in 2021 compared to 2020 which was negatively impacted by the pandemic.
Investing Activities
Net cash used in investing activities was $43.9 million for the nine months ended September 30, 2021 compared to $101.2 million for the nine months ended September 30, 2020. The decrease is primarily due to less cash used for acquisitions and property insurance proceeds received for Hurricane Laura in 2021, partially offset by increases in capital expenditures.
Financing Activities
Net cash used in financing activities was $61.0 million for the nine months ended September 30, 2021 compared to net cash provided by $415.6 million for the nine months ended September 30, 2020. The decrease is primarily a result of an increase in incremental borrowings of $437.8 million made under our debt agreements in 2020 in order to bolster our cash position and enhance financial flexibility due to the pandemic. In 2021 we made debt payments of $186.2 million and received cash proceeds of $110.1 million from GNOG’s warrant exercises.
Cash Flows for the Years Ended December 31, 2020, 2019 and 2018
The following table presents a summary of our cash flows (in thousands):
	Year Ended December 31,
	2020	2019	2018
Net cash provided by (used in):
Operating activities	$89,292	$387,890	$419,263
Investing activities	(119,209)	(570,201)	(168,254)
Financing activities	345,260	208,584	(229,526)
Effect of exchange rate changes on cash	(224)	(234)	186
Net increase in cash, cash equivalents and restricted cash	$315,119	$26,039	$21,669

Operating Activities
Net cash provided by operating activities was $89.3 million in 2020 compared to $387.9 million in 2019. This decrease was primarily due to a decrease in net income and accounts payable as a result of lower revenues caused by the pandemic partially offset by a decrease in inventories and cash paid for income taxes.
Net cash provided by operating activities was $387.9 million in 2019 compared to $419.3 million in 2018. This decrease was due to changes in working capital and a decrease in net income, adjusted for non-cash items, primarily attributable to decreased revenues.
Investing Activities
Net cash used in investing activities was $119.2 million in 2020 compared to $570.2 million in 2019. The decrease is primarily due to less cash used for acquisitions and reduced capital expenditures during the pandemic.
Net cash used in investing activities was $570.2 million in 2019 compared to $168.3 million in 2018. The increase is primarily due to $398.8 cash used for the acquisition of Restaurants Unlimited, Del Frisco’s, and Houlihan’s in 2020.
Financing Activities
Net cash provided by financing activities was $345.3 million in 2020 compared to $208.6 million in 2019. The increase is primarily due to incremental borrowings under our debt agreements in order to bolster our cash position and enhance financial flexibility due to the pandemic and $300.4 million of cash received from the GNOG recapitalization partially offset by an increase in distributions paid to Mr. Fertitta and the $150.0 million repayment of the GNOG term loan.
Net cash provided by financing activities was $208.6 million in 2019 compared to net cash used in financing activities of $229.5 million in 2018. The increase is primarily due to $300.0 million of borrowings related to the Del Frisco’s acquisition and decreased debt repayments in 2019.
Long-Term Debt
In October 2016, our subsidiary Landry’s entered into a $1.5 billion credit facility (“2016 Credit Facility”) and issued $600.0 million in 6.75% senior unsecured notes (“Senior Notes”). The 2016 Credit Facility was initially comprised of (a) a 5-year $200.0 million senior secured revolving credit facility maturing in October 2021, and (b) a 7-year $1.3 billion senior secured term loan facility (“2016 Term Loan Facility”) maturing in October 2023, and provides for an accordion feature which will allow an increase in the term loan up to $300.0 million plus any voluntary principal prepayments, based on compliance with certain covenants. In September 2017, we amended and reissued the 2016 Credit Facility to increase the revolving credit facility by $35.0 million and increase the 2016 Term Loan Facility by $1.0 billion. On October 29, 2019, in connection with the Del Frisco’s acquisition, we increased the revolving credit facility by $30.0 million and borrowed an additional $300.0 million, net of a $0.8 million discount, under the 2016 Term Loan Facility. Proceeds were used towards the purchase price and to pay $7.0 million of fees and expenses related to this additional borrowing, all of which were capitalized and are being expensed over the remaining term of the 2016 Credit Facility. On February 4, 2020, we amended our 2016 Credit facility to borrow $200.0 million additional principal amount under our 2016 Term Loan Facility and reduce the margin on the term loan from 2.75% to 2.50%. Proceeds from the incremental term loan were used to pay a distribution to our Parent. The 2016 Term Loan Facility requires 1% annual principal payments in equal quarterly installments with any remaining outstanding balance due at maturity.
The obligations under the 2016 Credit Facility, as amended, are unconditionally guaranteed by our guarantor subsidiaries and are secured by a first lien position on substantially all of our and the guarantor subsidiaries’ assets. We may elect that the 2016 Credit Facility bear interest at a rate per annum equal to LIBOR plus 3.25% for revolver borrowings and LIBOR (subject to a 0.75% floor) plus 2.50% for term loan borrowings. As of September 30, 2021, we had approximately $48.9 million in letters of credit outstanding under the 2016 Credit Facility and available borrowing capacity of approximately $179.1 million.

The initial Senior Notes were issued in a private placement which closed on October 4, 2016. In September 2017, the Senior Notes were assigned to us and we issued an additional $745.0 million of senior unsecured notes under the 2016 Indenture, thereby increasing the total amount of Senior Notes to $1.35 billion. The Senior Notes mature on October 15, 2024. Interest accrues on the Senior Notes at a fixed interest rate of 6.75%, and we pay interest twice a year, on each April 15th and October 15th. We may redeem all or a part of the Senior Notes at a premium that will decrease over time as described in the Indenture dated October 4, 2016, (the “2016 Indenture”). We are required to offer to purchase the Senior Notes at 101% of their aggregate principal amount, plus accrued interest, if we experience a change in control as defined in the 2016 Indenture.
In the third quarter of 2020 we used approximately $19.9 million in available funds to acquire in the open market $22.0 million face amount of Senior Notes plus $0.7 million of accrued interest. These notes were then retired resulting in a gain on extinguishment of $2.3 million, net of unamortized discount and debt issuance costs, which was recorded in other income, net.
In September 2017, we also issued $670.0 million of Senior Subordinated notes (“Subordinated Notes”) in a private placement. The Subordinated Notes mature on October 1, 2025. Interest will accrue on the Subordinated Notes at a fixed interest rate of 8.75%, and we pay interest twice a year, on each April 1st and October 1st. We may redeem all or a part of the Subordinated Notes at a premium that will decrease over time as described in the Indenture dated September 12, 2017, (the “2017 Indenture”). We are required to offer to purchase the Subordinated Notes at 101% of their aggregate principal amount, plus accrued interest, if we experience a change in control as defined in the 2017 Indenture.
In April 2020, GNOG entered into a term loan credit agreement comprised of a $300.0 million interest only loan due October 4, 2023. Proceeds received from the term loan were $288.0 million, net of original issue discount of 4.0%. The term loan bears interest at LIBOR (subject to a 1.0% floor) plus 12.0% and interest payments are made quarterly. In connection with their merger transaction in December 2020, GNOG completed a tender offer for $150.0 million of the term loan at 116%, which represented a $24.0 million premium to face value. In February 2021, GNOG repaid an additional $10.6 million of the term loan and incurred a prepayment premium of $1.6 million.
In the event of discontinuation of LIBOR, it will be replaced by a comparable or successor rate approved by the lender’s agent for all of our variable rate loans.
In addition, we entered into several equipment loans to finance gaming equipment. These loans have maturities ranging from January 2021 to March 2023, bear interest at rates ranging from 5.0% to 5.5%, principal and interest payments are due monthly or quarterly, and are secured by a first lien on the associated assets.
Restrictive Covenants
Our debt agreements contain various restrictive covenants including fixed charge and financial leverage ratios that limit our ability and our restricted subsidiaries to, among other things, incur or guarantee additional indebtedness, pay dividends or distributions, redeem subordinated indebtedness, make other restricted payments and create or incur liens. As of September 30, 2021, we were in compliance with all such covenants. On March 31, 2021, we received a waiver from our revolving lenders related to the leverage ratio under the 2016 Credit Facility through the calculation period ending on December 31, 2021 and the maturity of all but $10.0 million of the revolver commitments was extended to October 2022.
Seasonality and Quarterly Results
Our business is seasonal in nature. Our reduced winter volumes cause revenues and, to a greater degree, operating profits to be lower in the first and fourth quarters than in the other two quarters. We have and will continue to open restaurants in highly seasonal tourist markets. Periodically, our sales and profitability may be negatively affected by adverse weather. The timing of unit openings can and will affect quarterly results.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. We consider an accounting estimate to be critical if it requires assumptions to be made and changes in these assumptions could have a material impact on our consolidated financial condition or results of operations.
Property and Equipment
Restaurant and other properties are reviewed on a property by property basis for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. The fair value of properties that are to be held and used is determined based on appraisals, sales prices of comparable assets or the estimated future discounted cash flows associated with the asset. Significant estimates used in these reviews include projected operating results and cash flows, discount rates, capital expenditures and changes in future working capital requirements. If such assets are considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the assets exceeds their fair value. Properties to be disposed of are reported at the lower of their carrying amount or fair values, reduced for estimated disposal costs, and are included in other current assets.
We operate a significant number of full service restaurants and periodically we expect to experience unanticipated individual unit deterioration in revenues and profitability, on a short-term and occasionally longer-term basis. When such events occur and we determine that the associated assets are impaired, we will record an asset impairment expense in the quarter such determination is made. Due to our average restaurant net investment cost, such amounts could be significant when and if they occur. However, such asset impairment expense does not affect our financial liquidity and is usually excluded from many valuation model calculations.
Insurance
We maintain large deductible insurance policies related to property, general liability, workers’ compensation coverage and certain employee medical claims. Predetermined loss limits have been arranged with insurance companies to limit our per occurrence cash outlay. Accrued expenses and other liabilities include estimated costs to settle unpaid claims and estimated incurred but not reported claims using actuarial methodologies. In establishing our reserves, we consider certain actuarial assumptions and judgments regarding economic conditions, and the frequency and severity of claims. Changes in actuarial assumptions and judgements could have a material impact on our insurance reserves.
Income Taxes
We recognize deferred tax assets, net of applicable reserves, related to net operating loss carry forwards and certain temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be recognized. We regularly assess the likelihood of realizing the deferred tax assets based on forecasts of future taxable income and available tax planning strategies that could be implemented and adjust the related valuation allowance if necessary.
Our income tax returns are subject to examination by the Internal Revenue Service (“IRS”) and other tax authorities. We regularly assess the potential outcomes of these examinations in determining the adequacy of our provision for income taxes and our income tax liabilities. Inherent in our determination of any necessary reserves are assumptions based on past experiences and judgments about potential actions by taxing authorities. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe that we have adequately provided for any reasonable and foreseeable outcome related to uncertain tax matters. The IRS is currently examining our federal income tax returns for fiscal years 2017 and 2018 and the federal income tax returns for fiscal years 2013 through 2019 filed by Del Frisco’s Restaurant Group, which we acquired in 2019. We do not expect the results from the audits to have a material impact on our consolidated financial statements. Changes in assumptions regarding our future taxable income, composition of earnings, tax laws or the valuation allowance and the results of tax audits may materially impact the effective tax rate.
Goodwill and Intangible Assets
Goodwill has been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant brands. We also have amortizing and non-amortizing trademarks associated with certain brands. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a significant decline in our expected future cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, the testing for recoverability of an asset group within a reporting unit, and slower growth rates. Adverse changes in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements. We review our goodwill and trademarks with indefinite lives for impairment annually, or more frequently if indicators of impairment exist. Trademarks with definite lives are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable.
We estimate the fair value of each reporting unit using a combination of the income approach which includes estimates of the future cash flows and the market approach, which estimates fair value by applying sales or cash flow multiples to the reporting unit’s operating performance. The fair value of trademarks is determined using the relief-from-royalty method, which requires assumptions related to projected revenues, assumed royalty rates that could be payable if we did not own the trademarks, and a discount rate.
We perform our annual impairment test of our goodwill and indefinite-lived trademarks on December 1st. During the second quarter of 2020 due to the ongoing impact of the COVID-19 pandemic and the resulting impairment indicators, we determined it more likely than not that an impairment of goodwill and trademarks may have occurred in certain reporting units. As a result, we recorded non-cash impairment charges of $25.2 million and $28.1 million related to the Morton’s and McCormick & Schmick’s trademarks, respectively. No impairment of goodwill or trademarks was indicated based on our annual test.
These valuations require significant judgements which include estimates of future cash flows, estimates of long term growth rates, capital expenditures, changes in future working capital requirements, a discount rate, assumed royalty rates and market information. Our impairment tests used a discount rate between 10% and 14%. The following table illustrates the sensitivity to a one-percentage point change in the discount rate assumptions for goodwill and trademark valuation models for our material reporting units where a quantitative impairment test was performed.
	Goodwill Sensitivity		Trademark Sensitivity
(in thousands)	Amount by Which Fair Value Exceeded Carrying Value	Impact to Fair Value from a 1% Increase in Discount Rate	Amount by Which Fair Value Exceeded Carrying Value	Impact to Fair Value from a 1% Increase in Discount Rate
Del Frisco’s	$48,569	$(20,604)	$1,447	$(5,094)
Mastro’s	156,506	(25,813)	12,320	(4,694)
McCormick & Schmick’s(1)	87,686	(9,236)	—	(314)
Morton’s	230,786	(22,164)	—	(1,828)
Bubba Gump(2)	235,837	(19,424)	—	—
The Palm	—	—	310	(2,300)

(1)
Trademark is subject to amortization

(2)
Trademark is subject to third party license arrangement

Impact of Inflation
We do not believe that inflation has had a significant effect on our operations during the past several years. However, recent minimum wage increases have increased our overall hourly labor costs, and certain commodity costs have also increased raising our cost of sales. We believe we have historically been able to pass on higher costs through price increases, but there can be no assurance that we will be able to do so in the future. Future increases in commodity costs, labor costs, including expected future increases in federal and state minimum wages, changes to overtime laws, mandatory health care as a result of the Affordable Care Act, and land and construction costs could adversely affect our profitability and ability to expand.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to a variety of market risks including risks related to potential adverse changes in interest rates and commodity prices. We actively monitor exposure to market risk and continue to develop and utilize appropriate risk management techniques. We do not use derivative financial instruments for trading or to speculate on changes in commodity prices.
Interest Rate Risk
Total debt at September 30, 2021 included $2.7 billion of floating-rate debt attributed to borrowings at an average interest rate of 3.8%. LIBOR rates on our Term Loan are subject to a 0.75% floor and LIBOR rates on GNOG’s term loan are subject to a 1.0% floor. Interest expense on these debt instruments would not change unless LIBOR increased to greater than the floor. Based on floating-rate debt outstanding and LIBOR rates at September 30, 2021, a ten percent increase in interest rates would result in no additional interest expense annually. However, there are no assurances that possible rate changes would be limited to such amounts.

INDEBTEDNESS
As of September 30, 2021, our subsidiary, Golden Nugget, LLC, had a $265.0 million senior secured revolving credit facility (the “revolving credit facility”) and $2,542.2 million outstanding under term loan facilities (the “term loan facilities” and together with the “revolving credit facilities”, the “credit facilities”). The revolving credit facility matures on October 4, 2022, and bears interest at a rate equal to, at Golden Nugget, LLC’s option, the base rate plus 2.25% per annum or the Libor Rate plus 3.25% per annum. The term loan facilities mature on October 4, 2023 and amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the outstanding principal amount of the aggregate term loans. The term loan facilities bear interest at a rate equal to, at Golden Nugget, LLC’s option, the base rate plus 1.50% per annum or the Libor Rate plus 2.50% per annum with a Libor floor of 0.75% per annum.
The senior secured revolving credit facility and the term loan facilities are secured by substantially all of the assets owned by Golden Nugget, LLC, and guaranteed by its parent company, and each of its wholly-owned domestic subsidiaries (other than immaterial subsidiaries and certain unrestricted subsidiaries), subject to certain exceptions provided in the existing credit agreement.
The credit facility contains various restrictive covenants including restrictions on additional indebtedness, the incurrence of liens, effecting any fundamental changes, disposal of assets, name changes, the making of prepayments and amendments to organizational documents, the making of junior payments, the making of investments (including any acquisitions), transactions with affiliates, the making of dividends and the issuance of stock. Golden Nugget, LLC is also required to comply with certain financial covenants, including a Secured Net Leverage Ratio (as defined in the credit facility), and are subject to standard events of default and other covenants.
On October 4, 2016, the predecessor issuer to Golden Nugget, LLC issued $600,000,000 6.750% Senior Notes due 2024 and on September 26, 2017, issued an additional $745,000,000 6.750% Senior Notes due 2024 under the same indenture (together, the “senior notes”).
The senior notes mature on October 15, 2024. Golden Nugget, LLC pays interest in cash on the principal amount of the senior notes at an annual rate of 6.750%, with interest payments on April 15 and October 15 of each year, commencing October 15, 2017.
Each of Golden Nugget LLC’s existing domestic restricted subsidiaries and future wholly owned domestic restricted subsidiaries are required to fully, unconditionally and irrevocably guarantee, jointly and severally, the senior notes on a senior unsecured basis. Golden Nugget, LLC’s unrestricted subsidiaries, immaterial subsidiaries, foreign subsidiaries and any future domestic restricted subsidiaries that are not wholly owned will not guarantee the senior notes.
The senior notes and the related guarantees are the senior unsecured obligations of Golden Nugget, LLC and the guarantors. Accordingly, they rank pari passu in right of payment with all of their and the guarantors’ existing and future senior unsecured indebtedness and senior in right of payment to all of their and the guarantors’ existing and future senior subordinated and subordinated indebtedness.
Pursuant to the terms of the senior notes, Golden Nugget, LLC may redeem the senior notes, in whole or in part, at any time prior to October 15, 2019 at a redemption price equal to 100% of the principal amount of the senior notes redeemed plus a make whole premium, plus accrued and unpaid interest, if any, to the applicable date of redemption. At any time prior to October 15, 2019, Golden Nugget, LLC may redeem up to 40% of the aggregate principal amount of the senior notes at a specified premium, plus accrued and unpaid interest, if any, to the date of redemption, with the net cash proceeds of certain equity offerings. Beginning on October 15, 2019, Golden Nugget, LLC may redeem some or all of the senior notes at a specified redemption prices, plus accrued and unpaid interest, if any, to the date of redemption. Golden Nugget, LLC may be required to redeem a holder’s senior notes following certain determinations by applicable gaming regulatory authorities.
The indenture for the senior notes contains covenants that are standard and customary for these types of agreements. These include negative covenants, which, subject to certain exceptions and baskets, limit the ability of us and certain of Golden Nugget, LLC’s subsidiaries to (among other items) incur additional indebtedness, make investments, make restricted payments, including dividends, grant liens, sell assets and make acquisitions.
On September 26, 2017, Golden Nugget, LLC issued $670,000,000 8.750% Senior Subordinated Notes due 2025 (the “senior subordinated notes”).
The senior subordinated notes mature on October 1, 2025. Golden Nugget, LLC pays interest in cash on the principal amount of the senior subordinated notes at an annual rate of 8.750%, with interest payments on April 1 and October 1.
In the third quarter of 2020 we used approximately $19.9 million in available funds to acquire in the open market $22.0 million face amount of Senior Notes plus $0.7 million of accrued interest. These notes were then retired resulting in a gain on extinguishment of $2.3 million, net of unamortized discount and debt issuance costs, which was recorded in other income, net.
Each of Golden Nugget, LLC’s existing and future domestic restricted subsidiaries that guarantee the credit facility or other material debt are required to fully, unconditionally and irrevocably guarantee, jointly and severally, the senior subordinated notes on a senior subordinated unsecured basis. Golden Nugget, LLC’s unrestricted subsidiaries, foreign subsidiaries and any future domestic restricted subsidiaries that does not guarantee the credit facility or other material debt do not guarantee the senior subordinated notes.
The senior subordinated notes and the related guarantees are the senior subordinated unsecured obligations of Golden Nugget, LLC and the guarantors. Accordingly, they rank junior in right of payment to all of Golden Nugget, LLC and the guarantors’ existing and future senior indebtedness, pari passu in right of payment with all of Golden Nugget, LLC and the guarantors’ existing and future senior subordinated indebtedness and senior in right of payment to all of Golden Nugget, LLC and the guarantors’ existing and future subordinated indebtedness.
Pursuant to the terms of the senior subordinated notes, Golden Nugget, LLC may redeem the senior subordinated notes, in whole or in part, at any time prior to October 1, 2020 at a redemption price equal to 100% of the principal amount of the senior subordinated notes redeemed plus a make whole premium, plus accrued and unpaid interest, if any, to the applicable date of redemption. At any time prior to October 1, 2020, Golden Nugget, LLC may redeem up to 40% of the aggregate principal amount of the senior subordinated notes at a specified premium, plus accrued and unpaid interest, if any, to the date of redemption, with the net cash proceeds of certain equity offerings. Beginning on October 1, 2020, Golden Nugget, LLC may redeem some or all of the senior subordinated notes at specified redemption prices, plus accrued and unpaid interest, if any, to the date of redemption. Golden Nugget, LLC may be required to redeem a holder’s senior subordinated notes following certain determinations by applicable gaming regulatory authorities.
The indenture for the senior subordinated notes contains covenants that are standard and customary for these types of agreements. These include negative covenants, which, subject to certain exceptions and baskets, limit the ability of us and certain of Golden Nugget, LLC’s subsidiaries to (among other items) incur additional indebtedness, make investments, make restricted payments, including dividends, grant liens, sell assets and make acquisitions.
In connection with the Business Combination, a PIPE Investor in has agreed to exchange up to an aggregate principal amount of $101,216,000 senior notes and $388,486,000 senior subordinated notes at par value in exchange for its investment in the Private Placement.
Our consolidated non-wholly owned subsidiary, GNOG is party to a credit facility (the “GNOG Credit Facility”) that originally provided for senior secured term loans in the aggregate amount of $300.0 million, which mature on October 4, 2023. When GNOG entered into the GNOG Credit Facility, we simultaneously entered into a similar loan with GNOG’s parent and received 96% of the principal amount of loans under the GNOG Credit Facility. In December 2020, GNOG repaid $150.0 million of the term loans with a premium of $24.0 million to face value. At or about the same time, we repaid $150.0 million of the term loan to GNOG’s parent. In February 2021, GNOG repaid an additional $10.6 million of principal with a premium of $1.6 million. As a result, as of September 30, 2021, the outstanding principal balance on the term loans is $139.4 million. The term loans are secured by substantially all of the assets of GNOG and are pari passu with the Golden Nugget LLC senior secured credit facilities through the Second A&R Intercompany Note. All outstanding term loans bear interest on the daily balance thereof, at GNOG’s option, at either (1) an adjusted LIBOR or (2) a base rate, in each case plus an applicable margin. The applicable margin is 12.0% with respect to LIBOR loans and 11.0% with respect to base rate loans. A portion of the amount payable on the outstanding term loans is subsidized by payments made by LF LLC to GNOG LLC in an amount equal to six percent (6%) per annum on the outstanding principal balance of the GNOG Credit Facility, payable on a quarterly basis as provided for therein. In return, LF LLC receives additional Class B common stock and Holdco Class B units. None of such payments will reduce the principal balance on the term loans, rather such payments, and the related equity issuances, are treated as capital transactions for accounting purposes. On December 31, 2020, GNOG agreed that it would, in lieu of issuing equity to LF LLC, pay the required interest payment of $2.3 million. On March 31, 2021 and June 30, 2021, LF LLC remitted the payment of $2.2 million and $2.1 million, respectively, and received 143,550 and 163,370 shares of Class B common stock and an equal number of Holdco Class B units.

DESCRIPTION OF NEW FEI’S SECURITIES
As a result of the Business Combination, FAST Stockholders who receive shares of New FEI Class A common stock in the transactions will become New FEI stockholders. Your rights as New FEI stockholders will be governed by Texas law and New FEI’s certificate of formation and bylaws. The following description of the material terms of New FEI’s securities reflects the anticipated state of affairs upon completion of the Business Combination.
The following summary of the material terms of New FEI’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of Proposed Charter and the New FEI Bylaws are attached as Annex E and Annex F, respectively, to this proxy statement/prospectus. You are encouraged to read the applicable provisions of Texas law and New FEI’s certificate of formation and bylaws in their entirety for a complete description of the rights and preferences of New FEI securities following the Business Combination
Authorized and Outstanding Capital Stock
The Proposed Charter authorizes the issuance of 2,200,000,000 shares, of which 1,500,000,000 shares will be shares of New FEI Class A common stock, par value $0.0001 per share, 600,000,000 shares will be shares of New FEI Class B common stock, par value $0.0001 per share, and 100,000,000 shares will be shares of New FEI preferred stock, par value $0.0001 per share.
As of October 29, 2021, the record date, FEAC had approximately 19,761,673 shares of FAST Class A common stock and 5,000,000 shares of FAST Class B common stock outstanding. FAST also has issued and outstanding 15,880,832 warrants, consisting of 9,880,832 public warrants and 6,000,000 private placement warrants, and 238,327 units. After giving effect to the Business Combination, and assuming no redemptions, New FEI will have 147,000,000 shares of Class A common stock outstanding, 472,691,124 shares of Class B common stock outstanding, and 16,000,000 warrants, consisting of 10,000,000 public warrants and 6,000,000 private placement warrants, outstanding.
New FEI Common Stock
New FEI Class A Common Stock
Voting Rights
Holders of New FEI Class A common stock will be entitled to cast one vote per New FEI Class A share. Generally, holders of all classes of New FEI common stock vote together as a single class, and an action is approved by New FEI stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast. To the fullest extent permitted by law, holders of shares of New FEI Class A common stock will have no voting power with respect to, and will not be entitled to vote on, any amendment to New FEI’s certificate of formation (including any certificate of designations relating to any series of New FEI preferred stock) that relates solely to the terms of any outstanding New FEI preferred stock if the holders of such New FEI preferred stock are entitled to vote as a separate class thereon under the Proposed Charter or under the TBOC. Further, holders of New FEI Class A common stock will not be entitled to cumulate their votes in the election of directors.
Dividend Rights
Holders of New FEI Class A common stock will share ratably (based on the number of shares of New FEI Class A common stock held) if and when any dividend is declared by the New FEI board of directors out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the New FEI Class A common stock with respect to the payment of dividends. Under the Proposed Charter, no dividends of cash or property may not be declared or paid on shares of New FEI Class A common stock or New FEI Class B common stock unless a dividend of the same amount per share and same type of cash or property (or combination thereof) per share is concurrently declared or paid on the other class of New FEI common stock.
Liquidation, Dissolution and Winding Up
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of New FEI, after payment or provision for payment of the debts and other liabilities of New FEI and of the preferential and other amounts, if any, to which the holders of New FEI preferred stock are entitled, the holders of all outstanding shares of New FEI common stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of New FEI common stock will be entitled to receive the remaining assets of New FEI available for distribution ratably in proportion to the number of shares of New FEI common stock held by such holders.
Other Matters
Holders of shares of New FEI Class A common stock do not have subscription, redemption or conversion rights. Upon completion of the Business Combination, all the outstanding shares of New FEI Class A common stock will be validly issued, fully paid and non-assessable.
New FEI Class B Common Stock
Voting Rights
Holders of New FEI Class B common stock will be entitled to cast ten votes per New FEI Class B share. Generally, holders of all classes of New FEI common stock vote together as a single class, and an action is approved by New FEI stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast. To the fullest extent permitted by law, holders of shares of New FEI Class B common stock will have no voting power with respect to, and will not be entitled to vote on, any amendment to New FEI’s certificate of formation (including any certificate of designations relating to any series of New FEI preferred stock) that relates solely to the terms of any outstanding New FEI preferred stock if the holders of such New FEI preferred stock are entitled to vote as a separate class thereon under the Proposed Charter or under the TBOC. Further, holders of New FEI Class B common stock will not be entitled to cumulate their votes in the election of directors.
Dividend Rights
Holders of New FEI Class B common stock will share ratably (based on the number of shares of New FEI Class B common stock held) if and when any dividend is declared by the New FEI board of directors out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the New FEI Class B common stock with respect to the payment of dividends. Under the Proposed Charter, no dividends of cash or property may not be declared or paid on shares of New FEI Class A common stock or New FEI Class B common stock unless a dividend of the same amount per share and same type of cash or property (or combination thereof) per share is concurrently declared or paid on the other class of New FEI common stock.
Voluntary Conversion Rights
Holders of New FEI Class B common stock will have the right to convert shares of their New FEI Class B common stock into fully paid and non-assessable shares of New FEI Class A common stock, on a one-to-one basis, at the option of the holder at any time upon written notice to New FEI’s transfer agent.

Automatic Conversion
Holders of New FEI Class B common stock will have their New FEI Class B common stock automatically converted into New FEI Class A common stock, on a one-to-one basis, upon the occurrence of any of the events described below:
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any transfer of shares of New FEI Class B common stock to a person other than a permitted transferee;

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upon the first date on which Mr. Fertitta, Paige Fertitta and their respective permitted transferees collectively cease to beneficially own at least 20% of the number of shares of New FEI Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination, or recapitalization of the New FEI Class B common stock) collectively held by Mr. Fertitta, Paige Fertitta and their respective permitted transferees immediately following consummation of the Business Combination;

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subject to certain limitations, where such shares of New FEI Class B common stock are held of record by a natural person, upon the death or disability of such holder.

Liquidation, Dissolution and Winding Up
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of New FEI, after payment or provision for payment of the debts and other liabilities of New FEI and of the preferential and other amounts, if any, to which the holders of New FEI preferred stock are entitled, the holders of all outstanding shares of New FEI common stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of New FEI common stock will be entitled to receive the remaining assets of New FEI available for distribution ratably in proportion to the number of shares of New FEI common stock held by such holders.
Preferred Stock
The Proposed Charter provides that the New FEI board of directors has the authority, without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of New FEI’s assets, which rights may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately upon consummation of the Business Combination.
The purpose of authorizing the New FEI board of directors to issue preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of New FEI outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of New FEI Class A common stock by restricting dividends on the New FEI Class A common stock, diluting the voting power of the New FEI Class A common stock or subordinating the dividend or liquidation rights of the New FEI Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of New FEI Class A common stock.
Public Stockholders’ Warrants
There are currently outstanding an aggregate of 10,000,000 warrants, which, following the consummation of the Business Combination, will entitle the holder to acquire New FEI Class A common stock.
Each whole warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as described herein, at any time commencing on the later of

12 months from the closing of the initial public offering and 30 days after the completion of the Business Combination, provided in each case that we have an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least two units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We will not be obligated to deliver any Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue a share of Class A common stock upon exercise of a warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.
We have agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants for cash
Once the warrants become exercisable, we may call the warrants for redemption for cash:
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in whole and not in part;

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at a price of $0.01 per warrant;

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upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

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if, and only if, the last reported sales price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us for cash, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled Redemption Date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.
Redemption procedures and cashless exercise
If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of our Class A common stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average last reported sales price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.
A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Class A common stock outstanding immediately after giving effect to such exercise.
If the number of outstanding shares of Class A common stock is increased by a share capitalization payable in shares of Class A common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase Class A common stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) and (ii) one minus the quotient of (x) the price per share of Class A common stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of

Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such Class A common stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination or a stockholder vote to amend our amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated an initial business combination within the required time period or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, or (d) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.
If the number of outstanding shares of Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding share of Class A common stock.
Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.
In addition, if (x) we issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination, at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our initial stockholders or their affiliates, without taking into account any founder shares held by our initial stockholders or such affiliates, as applicable, prior to such issuance), (the “Newly Issued Price”) (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Class A common stock during the 20 trading day period starting on the trading day after the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants for cash” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
In case of any reclassification or reorganization of the outstanding Class A common stock (other than those described above or that solely affects the par value of such Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.
The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that (a) the terms of the warrants may be amended without the consent of any holder (i) for the purpose of curing any ambiguity, or curing or, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising thereunder as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders of the warrants, and (ii) to provide for the delivery of an alternative issuance described above and (b) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or warrants issued upon conversion of working capital loans or any provision of the warrant agreement with respect to the private placement warrants or warrants issued upon conversion of working capital loans, at least 65% of the then outstanding private placement warrants and warrants issued upon conversion of working capital loans. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement of which the Prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive Class A common stock. After the issuance of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Class A common stock to be issued to the warrant holder.
We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.
Private Placement Warrants
The private placement warrants (including the New FEI Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions as described herein to the officers and directors of FAST and other persons or entities affiliated with FAST’s initial purchasers of the private placement warrants) and they will not be redeemable by New FEI for cash so long as they are held by the initial stockholders or their permitted transferees. FAST’s initial purchasers, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis and FAST’s initial purchasers and their permitted transferees will also have certain registration rights related to the private placement warrants (including the shares of New FEI Class A common stock issuable upon exercise of the private placement warrants), as described below. Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in the initial public offering, including that they may be redeemed for shares of New FEI Class A common stock. If the private placement warrants are held by holders other than FAST’s initial purchasers or their permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold in the initial public offering.
If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New FEI Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New FEI Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of the New FEI Class A common stock over the exercise price of the warrants by (y) the fair market value. The “fair market value” with respect to the warrants will mean the average last reported sales price of the New FEI Class A common stock for the ten trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.
We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of Class A common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.
The initial stockholders have agreed not to transfer, assign or sell any of the private placement warrants (including the Class A common stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete the Business Combination, except that, among other limited exceptions, transfers can be made to the officers and directors of FAST and other persons or entities affiliated with the Sponsor.
Business Combinations under Texas Law
A number of provisions of Texas law, the Proposed Charter and the New FEI Bylaws could have an anti-takeover effect and make the acquisition of New FEI by means of a tender offer, a proxy contest or otherwise or the removal of incumbent directors more difficult. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of New FEI to negotiate first with the New FEI board of directors.
New FEI will subject to the affiliated business combinations provisions of Title 2, Chapter 21, Subchapter M of the TBOC (Sections 21.601 through 21.610), which provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” For purposes of this law, an “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares, for a period of three years from the date that person became an affiliated shareholder. The law’s prohibitions do not apply if:
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the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

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the business combination was approved by the affirmative vote of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.
New FEI will have more than 100 shareholders and will be considered to be an “issuing public corporation” for purposes of this law. The affiliated business combinations provisions of the TBOC do not apply to the following:
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the business combination of an issuing public corporation where (a) the corporation’s original certificate of formation or bylaws contain a provision expressly electing not to be governed by the affiliated business combinations provisions of the TBOC; (b) the corporation adopted an amendment to the certificate of formation or bylaws expressly electing not to be governed by the affiliated business combinations provisions of the TBOC before December 31, 1997; (c) the corporation adopts an amendment to its certificate of formation or bylaws, by the affirmative vote of, other than affiliated shareholders, at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the affiliated business combinations provisions of the TBOC, so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

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a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder: (a) divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder; and (b) would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

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a business combination with an affiliated shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination;

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a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

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a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither the Proposed Charter nor the New FEI Bylaws contain any provision expressly providing that New FEI will not be subject to the affiliated business combinations provisions of the TBOC. The affiliated business combinations provisions of the TBOC may have the effect of inhibiting a non-negotiated merger or other business combination involving New FEI, even if that event would be beneficial to New FEI stockholders.
Exclusive Forum
The Proposed Charter provides that, to the fullest extent permitted by law, unless New FEI consents in writing to the selection of an alternative forum, the Southern District of Texas in the State of Texas shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of New FEI, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent or stockholder of New FEI to New FEI or its stockholders, (c) any action asserting a claim against New FEI, its directors, officers, employees or agents arising pursuant to any provision of the TBOC, the Proposed Charter or the New FEI Bylaws or as to which the TBOC confers jurisdiction on the Southern District of Texas in the State of Texas or (d) any action asserting a claim against New FEI, its directors, officers, employees or agents governed by the internal affairs doctrine, in each such case subject to such Southern District of Texas having personal jurisdiction over the indispensable parties named as defendants therein. Unless New FEI consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of New FEI’s capital stock shall be deemed to have notice of and consented to the applicable provisions of the Proposed Charter.

Notwithstanding the foregoing, the Proposed Charter provides that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Anti-Takeover Effects of Provisions of the Proposed Charter, the New FEI Bylaws and Applicable Law
The affiliated business combinations provisions of Chapter 21, Subchapter M of the TBOC (Sections 21.601 through 21.610) provide that a Texas corporation may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (2) the business combination was approved by the affirmative vote of at least two-thirds majority of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.
The Proposed Charter and New FEI Bylaws contain certain provisions that could have an anti-takeover effect and thus discourage potential takeover attempts and make it more difficult for New FEI stockholders to change management or receive a premium for their shares. These provisions include:
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authorization for the New FEI board of directors to issue shares of one or more series of preferred stock without shareholder approval;

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a provision that vacancies on the New FEI board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

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a provision that any special meeting of New FEI stockholders may be called only by a majority of the board of directors, the Chairman, the President or, for so long as New FEI is a “controlled company,” by the Secretary at the request of any holder of record of at least 25% of the voting power of the issued and outstanding shares of stock of New FEI; and

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no provision providing for the cumulative voting in the election of directors.

New FEI believes that the benefits of increased protection give New FEI the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure New FEI and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.
Dual Class Stock
As described above, the Proposed Charter provides for a dual class common stock structure which provides Mr. Fertitta with the ability to control the outcome of matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of New FEI or its assets, even though he owns significantly less than a majority of the shares of outstanding common stock of New FEI.
Limitations on Stockholder Action by Written Consent
Under Texas law, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders without the unanimous written consent of all shareholders entitled to vote on the action unless the certificate of formation specifically allows action to be taken by a written consent of the shareholders holding at least the minimum number of shares necessary to take the action that is subject to that consent at a meeting of shareholders, even though such consent is not signed by all of the corporation’s shareholders.

The Proposed Charter provides that, so long as New FEI qualifies as a “controlled company” under Section 303A.00 of the New York Stock Exchange listed company manual, any action required or permitted to be taken by New FEI’s stockholders may be effected by the consent in writing of the holders of outstanding New FEI capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Amendment of the Proposed Charter and New FEI Bylaws
Subject to the Stockholders’ Agreement (for so long as it remains in effect), New FEI will reserve the right to amend, alter, change or repeal any provision contained in the Proposed Charter, in the manner prescribed by the Proposed Charter and the TBOC.
Under Texas law, unless a corporation’s certificate of formation or a bylaw adopted by the shareholders provides otherwise, a corporation’s shareholders may amend the bylaws regardless of whether they may also be amended by the board of directors.
The Proposed Bylaws may be altered, amended or repealed in whole or in part in accordance with the Proposed Charter, the Stockholders’ Agreement and the TBOC.
Cumulative Voting
The Proposed Charter expressly provides that no New FEI stockholder will have the right of cumulative voting at any election of Directors or upon any other matter.
Limitations on Liability and Indemnification of Officers and Directors
The Proposed Charter provides that New FEI’s directors and officers will be indemnified by New FEI to the fullest extent permitted by the TBOC, against all expenses incurred in connection with their service for or on New FEI’s behalf. In addition, the Proposed Charter provides that New FEI’s directors and officers will not be personally liable for monetary damages to New FEI to the fullest extent permitted by the TBOC.
In connection with the consummation of the Business Combination, New FEI will enter into indemnification agreements with its officers and directors pursuant to which they will be indemnified as described above and will be advanced costs and expenses subject to the condition that such officers and directors will reimburse New FEI for all advancements paid if a final judicial determination is made that such officer or director is not entitled to indemnification under applicable law or regulation.
The limitation of liability, advancement and indemnification provisions in the Proposed Charter and New FEI Bylaws may discourage stockholders from bringing lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New FEI and its stockholders. In addition, your investment may be adversely affected to the extent New FEI pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of New FEI’s directors, officers, or employees for which indemnification is sought.
Corporate Opportunities
The Proposed Charter provides that, to the fullest extent permitted by the TBOC, and subject to certain limited exceptions, no stockholder or its affiliates, or director or his or her affiliates, of New FEI or any of its subsidiaries will have any duty not to, directly or indirectly, engage in the same or similar business activities or lines of business as New FEI or any of its subsidiaries, including those deemed to be overlapping with or competing with New FEI or any of its subsidiaries, in each case, except to the extent otherwise set forth in a writing executed by New FEI or one of its subsidiaries, on the one hand, and such person, on the other hand. In the event that any such person acquires knowledge of a potential transaction or matter that may be a corporate opportunity for New FEI, the Proposed Charter provides that, to the fullest extent permitted by the TBOC, New FEI renounces any interest or expectancy therein and such person will have no duty to communicate or present such corporate opportunity to New FEI or any of its subsidiaries, as the case may be, and to the fullest extent permitted by law shall not be liable to New FEI or its affiliates or stockholders for breach of any duty by reason of the fact that such person, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to New FEI, in each case, except to the extent otherwise set forth in a writing executed by New FEI or one of its subsidiaries, on the one hand, and such person, on the other hand.
Dissenters’ Rights of Appraisal and Payment
Under Texas law, New FEI stockholders will have rights of dissent and appraisal with respect to a fundamental business transaction, defined as a merger, interest exchange, conversion, or sale of all or substantially all assets. However, under Texas law, New FEI stockholders may not dissent from a plan of merger or conversion in which there is a single surviving or new Texas entity, or from a plan of exchange, if (i) the shareholder is not required by the terms of the plan of merger, conversion, or exchange to accept for the shareholder’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner; and (ii) the shareholder is not required by the terms of the plan of merger, conversion, or exchange to accept for the shareholder’s ownership interest any consideration other than (A) ownership interests, or depository receipts in respect of ownership interests, that, immediately after the effective date of the merger, conversion, or exchange will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are (1) listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or (2) held of record by at least 2,000 owners; (B) cash instead of fractional ownership interests the shareholder would otherwise be entitled to receive; or (C) any combination of such ownership interests and cash.
Transfer Agent and Registrar
The transfer agent for New FEI capital stock will be Continental Stock Transfer & Trust Company.
Listing of Common Stock
Application will be made for the shares of New FEI Class A common stock and public warrants to be approved for listing on the NYSE under the symbols “FTE” and “FTE WS,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK
Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock or warrants of New FEI for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.
Persons who have beneficially owned restricted common stock or warrants of New FEI for at least six months but who are our affiliates at the time of, or at any time during the three months preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
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1% of the total number of shares of New FEI common stock then outstanding (as of the date of this proxy statement/prospectus, FAST has 25,000,000 shares outstanding); or

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the average weekly reported trading volume of New FEI common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about us.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
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the issuer of the securities that was formerly a shell company has ceased to be a shell company;

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the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

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the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

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at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial stockholders will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.
Following the Closing, we will no longer be a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

COMPARISON OF STOCKHOLDERS’ RIGHTS
General
FAST is a corporation incorporated under the laws of the State of Delaware. The laws of the State of Delaware, including the DGCL, and the Current Charter and Current Bylaws govern the rights of FAST Stockholders. As a result of the TX Merger and Business Combination, FAST Stockholders will become New FEI stockholders. New FEI will be incorporated under the laws of the State of Texas and the rights of New FEI stockholders will be governed by the laws of the State of Texas, including chapters of the Texas Business Corporation Act, the Proposed Charter and the New FEW Bylaws. Thus, following the consummation of the Business Combination, the rights of FAST Stockholders who become New FEI stockholders will no longer be governed by Delaware law, the Current Charter and the Current Bylaws, but will instead be governed by Texas law, the Proposed Charter and the New FEI Bylaws. The Current Charter will differ in certain material respects from the Proposed Charter. As a result, when you become a stockholder of New FEI, your rights will differ in some regards as compared to when you were a FAST Stockholder.
Comparison of Stockholders’ Rights
Set forth below is a summary comparison of material differences between the rights of FAST Stockholders under the Current Charter and the Current Bylaws (left column) and the rights of New FEI stockholders under forms of the Proposed Charter and the New FEI Bylaws (right column), which are attached to this proxy statement/prospectus as Annex E and Annex F, respectively. This summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents and is qualified in its entirety by reference to the full text of those documents, as well as the relevant provisions of the DGCL and the Texas Business Corporation Act.
	FAST Stockholder Rights	New FEI Stockholder Rights
Authorized Capital Stock	The Current Charter authorizes 401,000,000 shares of capital stock, consisting of (a) 400,000,000 shares of common stock, including 380,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock.
New FEI will be authorized to issue 1,500,000,000 shares of New FEI Class A common stock, par value $0.0001 per share, 600,000,000 shares of New FEI Class B common stock, par value $0.0001 per share and 100,000,000 shares of preferred stock.
After giving effect to the Business Combination and based on the number of FAST Shares outstanding as of the record date, New FEI will have approximately 147,000,000 shares of New FEI Class A common stock outstanding (assuming no redemptions), 472,691,124 shares of New FEI Class B common stock outstanding and no shares of preferred stock issued and outstanding.

	FAST Stockholder Rights	New FEI Stockholder Rights
Rights of Preferred Stock	The Current Charter permits FAST’s board of directors to provide out of the unissued shares of preferred stock for one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preference and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof.	The New FEI board will be authorized, subject to limitations prescribed by the TBOC and the Proposed Charter, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers (including the voting power), designations, preferences and rights of the shares. The New FEI board also will be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders.
Number and Qualification of Directors	The Current Charter provides that the number of directors of FAST, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, will be fixed from time to time exclusively by FAST’s board of directors pursuant to a resolution adopted by a majority of FAST’s board of directors.
New FEI’s board of directors must consist of not less than three and not more than eight members and the number of members is to be increased or decreased from time to time by resolution of the board.
Directors of New FEI’s board following the Business Combination need not be stockholders of New FEI.

Classification of the Board of Directors	Delaware law permits a corporation to classify its board of directors into as many as three classes with staggered terms of office. Under the Current Charter, the FAST Board is classified into three classes of directors with staggered terms of office.	The New FEI board will not be classified.
Election and Removal of Directors	Under the DGCL, holders of a majority of shares of each class entitled to vote at an election of directors may vote to remove any director or the entire board without cause unless (i) the board is a classified board, in which case directors may be removed only for cause, or (ii) the corporation has cumulative voting, in which case, if less than the entire board is to be removed, no director may be removed without cause if the votes cast	Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present, unless otherwise provided in the certificate of formation or the bylaws of a corporation. Unless otherwise provided in the certificate of formation or the bylaws of a corporation, Texas law provides that at any meeting of shareholders called expressly

	FAST Stockholder Rights	New FEI Stockholder Rights

against his or her removal would be sufficient to elect such director. Thus, under the DGCL, a director of a corporation that does not have a classified board or permit cumulative voting may be removed, without cause, by the affirmative vote of a majority of the outstanding shares entitled to vote at an election of directors.
The Current Charter provides that any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then-outstanding shares of capital stock of FAST entitled to vote generally in the election of directors, voting together as a single class.

for the purpose of removing a director, any director or the entire board of directors may be removed, with or without cause, by a vote of at least a majority of the shares then entitled to vote at any election of directors
Except for directors for which holders of any series of outstanding preferred stock are entitled to elect and subject to obtaining any required stockholder votes or consents under the Stockholders’ Agreement, any director or the entire New FEI board may be removed from office at any time, with or without cause and only by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of New FEI capital stock entitled to vote generally in the election of directors, voting together as a single class.

Voting	The Current Charter provides that the holders of the Class A common stock and the Class B common stock exclusively possess all voting power with respect to FAST. The holders of FAST’s common stock shall be entitled to one vote for each such share on each matter properly submitted to FAST’s stockholders on which the holders of FAST’s common stock are entitled to vote.	Holders of New FEI Class A common stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval. Holders of New FEI Class B common stock are entitled to ten votes per share on all matters submitted to the stockholders for their vote or approval.
Cumulative Voting	Delaware law provides that a corporation may grant stockholders cumulative voting rights for the election of directors in its certificate of incorporation; however, the Current Charter does not authorize cumulative voting.	Holders of New FEI’s common stock will not have cumulative voting rights.
Vacancies on the Board of Directors	The Current Charter provides that vacancies in FAST’s board of directors and newly created directorships resulting from any increase in the authorized number of directors or resulting from death, resignation, retirement,	Texas law provides that, unless otherwise authorized by a corporation’s certificate of formation, a vacancy on a corporation’s board of directors which the holders of a class or series of shares, or group of

	FAST Stockholder Rights	New FEI Stockholder Rights
disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director (and not by stockholders).
classes or series of shares, are entitled to elect, may be filled only by (i) the affirmative vote of the majority of directors in office elected by such class, series or group; (ii) the sole remaining director elected in that manner; or (iii) the affirmative vote of the holders of the outstanding shares of such class, series or group.
Except as otherwise expressly required by law, and subject to the rights of the holders of any one or more series of preferred stock then-outstanding and subject to obtaining any required stockholder votes or consents under the Stockholders’ Agreement (or complying with any stockholders’ designation rights under the Stockholders’ Agreement), any vacancies on New FEI’s board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of the remaining directors then in office, even if less than a quorum of the board. Any director so chosen shall hold office until the next annual meeting of stockholders at which his or her term shall expire and until his or her successor shall be duly elected and qualified or until such director’s earlier death, disqualification, resignation or removal. No decrease in the number of directors shall shorten the term of any director then in office.

Special Meeting of the Board of Directors	There is no such provision in the Current Charter.	Special meetings of New FEI’s board for any purpose or purposes may be called at any time by the chairperson of the board or a majority of the total number of directors constituting the board.

	FAST Stockholder Rights	New FEI Stockholder Rights
Stockholder Action by Written Consent
The DGCL provides that, unless the articles or certificate of incorporation provides otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders consent to the action in writing. In addition, the DGCL requires a corporation to give prompt notice of the taking of corporate action without a meeting by less than unanimous written consent to those stockholders who did not consent in writing.
Under the Current Charter, any action required or permitted to be taken by the stockholders of FAST must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders, other than with respect to the Class B common stock with respect to which action may be taken by written consent.
So long as New FEI qualifies as a “controlled company” in Section 303A.00 of the NYSE Listed Company Manual, any action required or permitted to be taken by New FEI’s stockholders may be effected by the consent in writing of the holders of outstanding New FEI capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Amendment of the Charter	Under Delaware law, an amendment to a charter generally requires the approval of FAST’s board of directors and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.	Subject to the Stockholders’ Agreement (for so long as it remains in effect), New FEI will reserve the right to amend, alter, change or repeal any provision contained in the Proposed Charter, in the manner prescribed by the Proposed Charter and the TBOC.
Amendment of the Bylaws	FAST’s board of directors is expressly authorized to make, alter, amend or repeal the Current Bylaws by an affirmative vote of a majority of the FAST Board. The Current Bylaws may also be adopted, amended, altered or repealed by the FAST Stockholders representing a majority of the voting power of all of the then-outstanding shares
Under Texas law, unless a corporation’s certificate of formation or a bylaw adopted by the shareholders provides otherwise, a corporation’s shareholders may amend the bylaws regardless of whether they may also be amended by the board of directors.
The Proposed Bylaws may be

	FAST Stockholder Rights	New FEI Stockholder Rights
	of capital stock of FAST entitled to vote generally in the election of directors.	altered, amended or repealed in whole or in part in accordance with the Proposed Charter, the Stockholders’ Agreement and the TBOC.
Quorum
Board of Directors.   A majority of FAST’s board of directors constitutes a quorum at any meeting of FAST’s board of directors.
Stockholders.   The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting constitutes a quorum.

Board of Directors.   A majority of the total number of New FEI directors shall constitute a quorum for the transaction of business; provided, that to the fullest extent permitted by the TBOC, the presence of the chairperson of the board shall be necessary in order for a quorum to be obtained at any meeting of New FEI’s board. Notwithstanding the foregoing, in the event that the chairperson of the board is unable to attend any emergency meeting of the board, as determined by the board in good faith, by reason of temporary disability or otherwise, the presence of the chairperson of the board shall not be necessary in order for such quorum to be obtained and the board may appoint a director as interim chairperson of the board to preside over such meeting.
Stockholders. The holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Special Meetings of Stockholders
Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws to call a special stockholder meeting.
The Current Bylaws provide that a special meeting of stockholders may be called by the Secretary of FAST at the written request of the majority of the board of directors of FAST, by the
Under Texas law, special meetings of the shareholders of a corporation may be called by the president, by the board of directors or by any other person authorized to call special meetings by the certificate of formation or bylaws of the corporation. A special meeting may also be called by the holder of the percentage of shares specified in the certificate of formation, not to exceed 50% of

	FAST Stockholder Rights	New FEI Stockholder Rights
Chairman of the board or by the Chief Executive Officer of FAST.
the shares entitled to vote, or if no percentage is specified, at least 10% of all of the shares of the corporation entitled to vote at the proposed special meeting.
Special meetings of New FEI’s stockholders may be called only by or at the direction of (i) the board of New FEI, (ii) the chairman of such board or (iii) so long as New FEI is a “controlled company,” by the secretary of New FEI at the request of any holder of record of at least 25% of the voting power of the issued and outstanding shares of stock of New FEI.

Notice of Stockholder Meetings	Whenever notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL.
Under Texas law, notice of a meeting of shareholders must be given as required in a corporation’s governing documents, and must state the date of time of the meeting, and the location or conference information used for the meeting.
The notice of any meeting of stockholders shall be sent or otherwise given in accordance with the Proposed Bylaws not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining the stockholders entitled to notice of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be mailed to or transmitted electronically to each stockholder of record entitled to vote thereat. Stockholders and

	FAST Stockholder Rights	New FEI Stockholder Rights
proxy holders not physically present at a meeting of stockholders may, by means of remote communication participate in a meeting of stockholders be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (x) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (y) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (z) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.
Stockholder Proposals (Other than Nominations of Persons for Election as Directors)	There is no such provision in the Current Charter.	At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in a notice of meeting given by or at the direction of New FEI’s board, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the board or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a stockholder present in person

	FAST Stockholder Rights	New FEI Stockholder Rights
who (1) was a New FEI stockholder both at the time of giving required notice and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with notice procedures.
Stockholder Nominations of Persons for Election as Directors	Nominations of persons for election to FAST’s board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to FAST’s notice of meeting only by giving notice to the secretary must be received by the secretary at the principal executive offices of FAST (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by FAST; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by FAST.	Nominations of any person for election to New FEI’s board at an annual meeting may be made at such meeting only (a) by or at the direction of the board, including by any committee or persons authorized to do so by the board or the Proposed Bylaws, or (b) by a stockholder present in person who (1) was a beneficial owner of New FEI shares both at the time of giving required notice and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with notice and nomination procedures set forth in the Proposed Bylaws.
Limitation of Liability of Directors and Officers	The DGCL permits limiting or eliminating the monetary liability	Texas law provides that the certificate of formation of a

	FAST Stockholder Rights	New FEI Stockholder Rights

of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.
The Current Charter provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL, unless a director violated his or her duty of loyalty to the FAST or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director.

corporation may provide that a director of the corporation is not liable, or is liable only to the extent provided by the certificate of formation to the corporation or its shareholders for monetary damages for an act or omission by the person in the person’s capacity as a director.
The Proposed Charter will limit the liability of the New FEI directors to the fullest extent permitted by the TBOC.

Indemnification of Directors and Officers
The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.
The Current Charter provides that FAST will indemnify each director and officer to the fullest extent permitted by applicable law.
Under Texas law, a corporation must indemnify a director for his service at the corporation and for service at the corporation as a representative of another entity against reasonable expenses actually incurred by the director in connection with a proceeding because of such service if the director is wholly successful, on the merits or otherwise, in the defense of the proceeding. If a court determines that a director, former director or representative is entitled to indemnification, the court will order indemnification by the corporation and award the person expenses incurred in securing the indemnification. Texas law also permits corporations to indemnify present or former directors and representatives of other entities serving as such directors in certain situations where indemnification is not mandated by law; however, such permissive indemnification is subject to various limitations. Under Texas

	FAST Stockholder Rights	New FEI Stockholder Rights

law, a court may also order indemnification under various circumstances, and officers must be indemnified to the same extent as directors.
The Proposed Charter provides that New FEI will provide directors with customary indemnification and advancement of expenses. New FEI expects to enter into customary indemnification agreements with each of its executive officers and directors that provide them, in general, with customary indemnification in connection with their service to New FEI or on its behalf.

Dividends
Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of a corporation.
The Current Charter provides that, subject to applicable law, the rights, if any, of the holders of any outstanding series of preferred stock and the charter requirements relating to business

The holders of New FEI Class A common stock and New FEI Class B common stock will be entitled to receive dividends, as and if declared by the New FEI board, out of legally available funds. Under the Proposed Charter, dividends may not be declared or paid in respect of the New FEI Class A common stock or the New FEI Class B common stock unless they are declared or paid in the same amount in respect of the other class of Economic Rights Stock.
For any Convertible Security declared as a dividend or paid as a dividend on the Class A common stock and the Class B common stock, each voting security of New FEI underlying such Convertible Security paid to holders of Class B common stock will be convertible into the voting security underlying the Convertible Security paid to the holders of Class A common stock upon terms and conditions that are substantially similar to the terms and conditions applicable to the conversion of Class B common stock into Class A common stock.

	FAST Stockholder Rights	New FEI Stockholder Rights
combinations, holders of shares of common stock are entitled to receive such dividends and other distributions (payable in cash, property or capital stock of FAST) when, as and if declared thereon by FAST’s board of directors from time to time out of any assets or funds legally available therefor and will share equally on a per share basis in such dividends and distributions.
Liquidation	In the event of any voluntary or involuntary liquidation, dissolution or winding up of FAST, after payment or provision for payment of the debts and other liabilities of FAST, the holders of shares of common stock shall be entitled to receive all the remaining assets of FAST available for distribution to its stockholders, ratably in proportion to the number of shares of common stock held by them.	Upon New FEI’s liquidation or dissolution, the holders of common stock are entitled to their respective par value, and will be entitled to share ratably in those of New FEI’s assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Supermajority Voting Provisions	Amendments to Article VIII (Indemnification) of the Current Charter require the affirmative vote of FAST’s stockholders holding at least two-thirds of the voting power of all outstanding shares of capital stock of FAST.	In addition to any affirmative vote of the holders of any particular class or series of capital stock of New FEI required by law or by the Proposed Bylaws or by the Proposed Charter, any alteration, amendment or repeal of the sections of the Proposed Charter concerning the board of directors; meetings of stockholders; corporate opportunities; limitation of liability; indemnification; adoption, amendment and repeal of the Proposed Charter; or forum for adjudication of disputes will require the affirmative vote of (a) a majority of the total voting power of the outstanding shares of capital stock of New FEI entitled to vote thereon, voting together as a single class, while shares representing a majority of the voting power of all the then-outstanding shares of capital

	FAST Stockholder Rights	New FEI Stockholder Rights
stock of New FEI entitled to vote at an annual or special meeting duly noticed and called in accordance with the Proposed Charter are owned by Mr. Tillman J. Fertitta (“Founder Control”); or (b) at least two-thirds of the total voting power of the outstanding shares of capital stock of New FEI entitled to vote thereon, voting together as a single class, from and after the time that New FEI ceases to be under Founder Control.
Anti-Takeover Provisions and Other Stockholder Protections	The anti-takeover provisions and other stockholder protections in the Current Charter include the staggered board, blank check preferred stock, and an election to be subject to Section 203 of the DGCL, which regulates corporate takeovers, among others.	The affiliated business combinations provisions of Chapter 21, Subchapter M of the TBOC (Sections 21.601 through 21.610) provide that a Texas corporation may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (2) the business combination was approved by the affirmative vote of at least two-thirds majority of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.

	FAST Stockholder Rights	New FEI Stockholder Rights
The provisions of the Proposed Charter and Proposed Bylaws and of the TBOC may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of New FEI Class A common stock. See “Description of New FEI Securities – Anti-Takeover Effects of Provisions of the Proposed Charter and Proposed Bylaws” for a description of the relevant provisions in the Proposed Charter and Proposed Bylaws.
Preemptive Rights	There are no preemptive rights provisions in the Current Charter.	There are no preemptive rights provisions in the Proposed Charter.
Choice of Forum	The Current Charter generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of FAST, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of FAST to FAST or FAST’s stockholders, (iii) any action asserting a claim against FAST, its directors, officers or employees arising pursuant to any provision of the DGCL or its charter or bylaws, or (iv) any action asserting a claim against FAST, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, subject to certain exceptions.	The Proposed Charter provides that, to the fullest extent permitted by law, and unless New FEI provides notice in writing to the selection of an alternative forum, the Southern District of Texas in the State of Texas will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New FEI, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of New FEI’s directors, officers, employees or agents to New FEI or its stockholders, (iii) any action asserting a claim against New FEI, its directors, officers, employees or agents arising pursuant to any provision of the TBOC, the Proposed Charter or Proposed Bylaws or as to which the TBOC confers jurisdiction on the Southern District of Texas in the State of Texas or (iv) any action asserting a claim against New FEI, its directors, officers, employees or agents governed by the internal affairs doctrine, in each such case subject to such Southern District of Texas having

FAST Stockholder Rights	New FEI Stockholder Rights
personal jurisdiction over the indispensable parties named as defendants therein. The Proposed Charter will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce such a provision relating to causes of action arising under the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. The clauses described above will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

BENEFICIAL OWNERSHIP
The following table sets forth information regarding (i) the actual beneficial ownership of FAST Shares as of October 29, 2021, the record date, and (ii) expected beneficial ownership of New FEI common stock immediately following the Closing, assuming that no public shares are redeemed, and alternatively that 2,096,186 public shares are redeemed, by:
•
each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding shares of our common stock or of New FEI Class A common stock or New FEI Class B common stock;

•
each of our current executive officers and directors;

•
each person who will become an executive officer or director of New FEI post-Business Combination; and

•
all executive officers and directors of FAST as a group pre-Business Combination and all executive officers and directors of New FEI post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of FAST Shares pre-Business Combination is based on 25,000,000 FAST Shares (including 20,000,000 public shares and 5,000,000 founder shares) issued and outstanding as of October 29, 2021.
The expected beneficial ownership of shares of New FEI common stock post-Business Combination assuming none of the public shares are redeemed has been determined based upon the following: (i) that no public stockholders exercise their redemption rights (no redemptions scenario), (ii) that none of the investors set forth in the table below has purchased or purchases any additional shares of FAST common stock (pre-Business Combination) or New FEI common stock (post-Business Combination) other than as described herein, (iii) that 124,000,000 shares of FAST Class A common stock (which will convert to shares of New FEI Class A common stock in the reincorporation) are issued to the PIPE Investors, (iv) that 472,691,124 shares of New FEI Class B common stock are issued to the FEI stockholder, (v) the Sponsor forfeits 2,000,000 founder shares in connection with the Closing and (vi) there will be an aggregate of 147,000,000 shares of New FEI Class A common stock and 472,691,124 shares of New FEI Class B common stock issued and outstanding at Closing.
The expected beneficial ownership of shares of New FEI common stock post-Business Combination assuming the maximum number of public shares have been redeemed has been determined based on the following: (i) that 2,096,186 public shares are redeemed (maximum redemptions scenario), (ii) that none of the investors set forth in the table below has purchased or purchases shares of FAST common stock (pre-Business Combination) or New FEI common stock (post-Business Combination), (iii) that 124,000,000 shares of FAST Class A common stock (which will convert to shares of New FEI Class A common stock in the reincorporation) are issued to the PIPE Investors, (iv) that 472,691,124 shares of New FEI Class B common stock are issued to the FEI stockholder, (v) the Sponsor forfeits 2,000,000 founder shares in connection with the Closing and (vi) there will be an aggregate of 144,903,814 shares of New FEI Class A common stock and 472,691,124 shares of New FEI Class B common stock issued and outstanding at Closing .

	Before the Business Combination			After the Business Combination
				Assuming No Redemption					Assuming Redemption of 2,096,186 shares of FAST Class A common stock
				New FEI Class A common stock		New FEI Class B common stock			New FEI Class A common stock		New FEI Class B common stock
Name and Address of Beneficial Owner(1)	Number of shares of common stock	%	% of Total Voting Power**	Number of shares	% of Total New FEI Class A common stock	Number of shares	% of Total New FEI Class B common stock	% of Total Voting Power**	Number of shares	% of Total New FEI Class A common stock	Number of shares	% of Total New FEI Class B common stock	% of Total Voting Power**
Sandy Beall	—	—	—	—	—	—	—	—	—	—	—	—	—
Garrett Schreiber	—	—	—	—	—	—	—	—	—	—	—	—	—
Todd Higgins	—	—	—	—	—	—	—	—	—	—	—	—	—
Kimberly Grant	—	—	—	—	—	—	—	—	—	—	—	—	—
Kevin Reddy	—	—	—	—	—	—	—	—	—	—	—	—	—
Ramin Arani	—	—	—	—	—	—	—	—	—	—	—	—	—
Sanjay Chadda	—	—	—	—	—	—	—	—	—	—	—	—	—
Alice Elliot	—	—	—	—	—	—	—	—	—	—	—	—	—
Steve Kassin	—	—	—	—	—	—	—	—	—	—	—	—	—
Michael Lastoria	—	—	—	—	—	—	—	—	—	—	—	—	—
All officers and directors as a group (ten individuals)	—	—	—	—	—	—	—	—	—	—	—	—	—
Five Percent Holders
FAST Sponsor, LLC(3)	5,000,000(2)	20.0	20.0	3,000,000	*	—	—	*	3,000,000	*	—	—	*
Sculptor Capial LP(4)	1,737,700	6.9	—	1,737,700	*	—	—	*	1,737,700	*	—	—	*
Scopus Capital, Inc.(5)	1,250,000	5.0	—	1,250,000	*	—	—	*	1,250,000	*	—	—	*
Chatham Asset Management, LLC(6)	3,997,954	16.0	—	52,968,154	36.0	—	—	*	52,968,154	36.6	—	—	*
Eagle Asset Management, Inc.(7)	2,593,758	10.4	—	1,737,700	*	—	—	*	1,737,700	*	—	—	*
Directors and Officers of New FEI after the transaction
Tilman J. Fertitta(8)	—	—	—	5,606,656	3.8%	472,691,124	100.0%	97.1%	5,606,656	3.9%	472,691,124	100%	97.1%
Richard H. Liem	—	—	—	—	—	—	—	—	—	—	—	—	—
Steven L. Scheinthal	—	—	—	—	—	—	—	—	—	—	—	—	—
Michael S. Chadwick	—	—	—	—	—	—	—	—	—	—	—	—	—
G. Michael Stevens	—	—	—	—	—	—	—	—	—	—	—	—	—
Scott Kelly	—	—	—	—	—	—	—	—	—	—	—	—	—
All officers and directors as a group (eight individuals)	—	—	—	5,606,656	3.8%	472,691,124	100.0%	97.1%	5,606,656	3.9%	472,691,124	100%	97.1%

*
Less than 1%.

**
Percentage of total voting power represents the combined voting power with respect to all shares of FAST Class A common stock and FAST Class B common stock, voting as a single class pre-Business Combination and percentage of total voting power represents the combined voting power with respect to all shares of New FEI’s Class A common stock and Class B common stock, voting as a single class. After the transaction, each share of New FEI Class B common stock will be entitled to 10 votes per share, subject to certain limitations described in this proxy statement/prospectus, and each share of New FEI Class A common stock will be entitled to one vote per share. For more information about the voting rights of New FEI’s common stock after the transaction, see “Description of New FEI’s Securities — New FEI Common Stock.”

(1)
Unless otherwise noted, the business address of each of the following entities or individuals is c/o Fertitta Entertainment, Inc., 1510 West Loop South, Houston, Texas 77027.

(2)
Interests shown consist solely of founder shares. Such shares are convertible into shares of New FEI Class A common stock on a one-for-one basis, subject to adjustment, as described in the section of this proxy statement entitled “Description of New FEI’s Securities.”

(3)
Represents shares held by FAST Sponsor, LLC, the Sponsor. Each of FAST’s current officers and directors are among the members of the Sponsor, and Doug Jacob is the sole manager of the Sponsor. Mr. Jacob has sole voting and dispositive power over the securities held directly by the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(4)
According to a Schedule 13G/A filed on February 5, 2021 on behalf of Sculptor Capital LP (“Sculptor Capital”), Sculptor Capital Holding Corp. (“SCHC”), Sculptor Capital Management, Inc. (“SCU”), Sculptor Master Fund, Ltd. (“SCMF”) and Sculptor Special Funding, LP (“NRMD,” and collectively, “Sculptor”). Sculptor shares beneficial ownership of the shares reported. The business address of Sculptor Capital, SCHC and SCU is 9 West 57 Street, 39 Floor, New York, NY 10019. The business address of SCMF and NRMD is c/o State Street (Cayman) Trust, Limited, P.O. Box 896, Suite 3307, Gardenia Court, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands KY1-1103.

(5)
According to a Schedule 13G filed on February 12, 2021 on behalf of Alexander Mitchell, Scopus Capital, Inc., Scopus Asset Management, L.P., Scopus Advisors, LLC, Scopus Partners, L.P., Scopus Partners II, L.P., Scopus Vista Partners, L.P., Scopus Fund Ltd., and Scopus Vista Fund Ltd. (collectively, “Scopus”). Scopus shares beneficial ownership of the shares reported. The business address of Scopus is 717 Fifth Ave., 21st Floor, New York, New York 10022.

(6)
According to a Form 4 filed on August 24, 2021 on behalf of (i) Chatham Asset Management, LLC (“CAM”), a Delaware limited liability company and the investment manager to (a) Chatham Asset High Yield Master Fund, Ltd. (“Chatham Master Fund”), a Cayman Islands exempted company and (b) other affiliated funds (collectively with Chatham Master Fund, the “Chatham Funds”), (ii) Chatham Master Fund; and (iii) Anthony Melchiorre (“Mr. Melchiorre” and, collectively with CAM and Chatham Master Fund, the “Reporting Persons”) the Chatham Funds held 3,997,954 shares of Common Stock. The Chatham Funds also own Warrants, which are not currently exercisable within 60 days of this report. As a result, CAM and Mr. Melchiorre are currently deemed not to beneficially own any shares of Common Stock underlying the Warrants. The business address of the reporting persons is 26 Main Street, Suite 204, Chatham, New Jersey 07928.

(7)
According to a Schedule 13G filed on April 12, 2021 on behalf of Eagle Asset Management, Inc. (“Eagle”). Eagle is the beneficial owner of 2,593,758 of the shares reported. The business address of Periscope is 880 Carillon Parkway St. Petersburg, Florida 33716.

(8)
Closing date merger consideration will be adjusted for the following (i) the difference between the 60-day average closing stock price of a share of GNOG as of the day prior to the closing and the reference price of $13.00 multiplied by 31,494,175 shares of GNOG common stock held by FEI as of the date of execution of the amendment to the Merger Agreement (subject to adjustment by reason of dividend, subdivision, reclassification, recapitalization, split, combination of exchange of shares, the issuance of shares to FEI or certain of its subsidiaries in connection with interest payments paid on any indebtedness of GNOG,or any other similar event between the date of the Merger Agreement and Closing), (ii) the difference between the number of shares of GNOG common stock held by FEI at the Closing and the 31,494,175 shares of GNOG common stock held by FEI at the date of execution of the amendment to the Merger Agreement multiplied by the reference price of $13.00 per share and (iii) adjusted for the difference between the net debt of FEI at the closing date and the current target net debt of $4.6 billion. The determination of the number of Class B common shares issued to Mr. Fertitta as merger consideration above is calculated using FEI’s net debt as of September 30, 2021 of $3.9 billion, the 31,657,545 shares of GNOG common stock held by FEI as of November 10, 2021 and the GNOG share price of $18.88 the 60-day average as of November 10, 2021. A sensitivity analysis on the consideration transferred has been performed to assess the effect that a hypothetical 10% change in the GNOG stock trading price would have on the merger consideration. A 10% change in GNOG's common stock trading price would cause a corresponding increase/decrease to total consideration by approximately $59.8 million, in each of the no redemption and maximum redemption scenarios described herein. Subject to approval by FAST Stockholders of the Business Combination Proposal and the Charter Proposals, in connection with the Closing, we will adopt a dual class stock structure and Mr. Fertitta will receive shares of Class B common stock of New FEI which will have 10 to 1 voting rights as compared to the shares of New FEI Class A common stock. The outstanding shares of Class B common stock of New FEI will be subject to a “sunset” provision if Mr. Fertitta and other permitted holders of Class B common stock collectively cease to beneficially own at least 20% of the number of shares of Class B common stock of New FEI collectively held by Mr. Fertitta and other permitted transferees as of the effective date of the Business Combination. Includes 5,606,656 shares of New FEI Class A common stock to be issued to Mr. Fertitta in his capacity as a PIPE investor. See “Description of Securities — Common Stock — New GNOG Class B Common Stock.” The business address of the reporting person is 1510 West Loop South, Houston, TX 77027.

DIRECTORS AND EXECUTIVE OFFICERS OF NEW FEI AFTER THE BUSINESS COMBINATION
Board of Directors and Management After the Business Combination
At the effective time of the Business Combination, in accordance with the terms of the Merger Agreement and assuming the election of the nominees set forth in the section entitled “Proposal No. 6 — The Director Election Proposal,” the board of directors and executive officers of the Combined Company will be as follows:
Name	Age	Position
Tilman J. Fertitta	63	Chairman, Chief Executive Officer, President and Director Nominee
Richard H. Liem	67	Executive Vice President, Chief Financial Officer and Director Nominee
Steven L. Scheinthal	59	Executive Vice President, General Counsel and Director Nominee
Michael S. Chadwick	59	Director Nominee
G. Michael Stevens	60	Director Nominee
Scott Kelly	57	Director Nominee
Tilman J. Fertitta will be appointed as our Chairman, Chief Executive Officer and President and as a member of our board of directors upon the Closing. Mr. Fertitta has served as GNOG’s Chairman and Chief Executive Officer since February 14, 2019. He was previously Co-Chairman and Chief Executive Officer of Landcadia Holdings, Inc. (“Landcadia I”) from September 15, 2015 through the consummation of its business combination with Waitr Holdings Inc. (“Waitr”). He has also served as Co-Chairman and Chief Executive Officer of Landcadia Holdings III, Inc. (“Landcadia III”) since August 24, 2020 through July 14, 2021, and Landcadia Holdings IV, Inc. (“Landcadia IV”) since February 5, 2021. Since August 2010, Mr. Fertitta has been the sole shareholder, chairman and Chief Executive Officer of FEI. Mr. Fertitta was the sole shareholder at the time he took Landry’s public in 1993, and after 17 years as a public company, he was the sole shareholder in taking Landry’s private in 2010. Mr. Fertitta currently serves as Chairman of the Houston Children’s Charity, the Houston Police Foundation, and is currently the Chairman of the Board of Regents for the University of Houston. He is also on the Executive Committee of the Houston Livestock Show and Rodeo, one of the nation’s largest charitable organizations. He also serves on the boards of the Texas Heart Institute and the Greater Houston Partnership. The Board considered in particular Mr. Fertitta’s extensive management background in post-business combination companies, experience as a public director and leader in the dining, hospitality, entertainment and gaming industries.
Richard H. Liem will be appointed as our Executive Vice President, Chief Financial Officer and as a member of our board of directors upon the Closing. Mr. Liem has served as a member of the board of directors of GNOG since December 29, 2020. Since August 2020, he has served as the Vice President and Chief Financial Officer of Landcadia III through July 14, 2021, and since February 2021, he has served as the Vice President and Chief Financial Officer of Landcadia IV. Mr. Liem’s management experience extends across the gaming and entertainment industries, having previously served as GNOG’s Vice President and Chief Financial Officer from February 14, 2019 until December 29, 2020, and as Vice President and Chief Financial Officer of Landcadia I from September 15, 2015 through the consummation of its business combination with Waitr. In addition, since June 11, 2004, he has served at Landry’s Restaurants, Inc. as Chief Financial Officer, Executive Vice President and Principal Accounting Officer. He joined Landry’s Restaurants, Inc. in 1999 as the Corporate Controller after serving as Vice President of Financial Operations at Carrols Corporation from 1994 to 1999. Prior to that time, Mr. Liem worked in the Audit Division of Price Waterhouse, L.L.P. from 1983 to 1994. He has several years of board and committee experience, having served as a director of Landry’s since 2009, as a board member of Golden Nugget, LLC, as a member of the compliance committee for Golden Nugget Atlantic City, LLC. He also works in other roles alongside Tilman J. Fertitta as the Executive Vice President and Chief Financial Officer of Fertitta Entertainment, Inc. Mr. Liem is a Certified Public Accountant and has been licensed in Texas since 1989. The Board considered in particular Mr. Liem’s qualifications in business, finance and accounting, as well as to his extensive experience and leadership in the entertainment and gaming industries.

Steven L. Scheinthal will be appointed as our Executive Vice President, General Counsel and as a member of our board of directors upon the Closing. Mr. Scheinthal has served as a member of the board of directors of GNOG since December 29, 2020. Beginning in August 2020, he has served as Vice President, General Counsel and Secretary of Landcadia III through July 14, 2021. Since February 2021, he has served as the Vice President, General Counsel and Secretary of Landcadia IV. Mr. Scheinthal was Vice President, General Counsel and Secretary of GNOG from February 14, 2019 until December 29, 2020, and of Landcadia I from September 15, 2015 through its business combination with Waitr. Since 1993, he has served as Executive Vice President, as well as Vice President of Administration, General Counsel and Secretary at Landry’s, where he has been responsible for corporate governance and securities law compliance matters, in addition to serving on its board of directors. His board membership experience also extends to FEI, and he currently serves on the board of directors of Waitr. Mr. Scheinthal devotes a substantial amount of time on behalf of all FEI and its subsidiaries with respect to legal, compliance and regulatory matters, including acquisitions, financings, human resources, risk, benefit and litigation management, union, lease and contract negotiation, trademark oversight and licensing. Mr. Scheinthal has been licensed to practice law in Texas since 1984, and prior to becoming involved with Fertitta Entertainment, Inc. and its subsidiaries, was a partner at the law firm Stumpf & Falgout in Houston, Texas. The Board considered in particular Mr. Scheinthal’s extensive experience in public company legal and compliance matters, particularly within the entertainment and gaming industries.
Michael S. Chadwick will be appointed as a member of our board of directors upon the Closing. Mr. Chadwick has served as a member of the board of directors of GNOG since May 6, 2019. He has served as a member of the board of directors of GNOG since May 6, 2019. He was previously a board member of Landcadia I from May 8, 2017 through the consummation of its Waitr business combination. For over 45 years, Mr. Chadwick has arranged private and public debt and equity capital and provided financial advisory services relating to merger and acquisition activity for numerous public and privately held companies across a broad spectrum of industries. Since April 2018, Mr. Chadwick has served as Managing Director and Principal of Chadwick Capital Advisors, LLC. He was a Managing Director of Shoreline Capital Advisors, Inc. from 2011 to 2017, a Managing Director at Growth Capital Partners, LP during 2010, and from 1994 through 2009, a Senior Vice President and Managing Director of Sanders Morris Harris Group, Inc. (“SMHG”), which, at that time, was the largest investment banking firm headquartered in the Southwest. Prior to SMHG, Mr. Chadwick in 1988 co-founded Chadwick, Chambers and Associates, Inc., an investment and merchant banking boutique. Mr. Chadwick has served on numerous boards of directors, including as the chairman of the audit committee of Landry’s when it was a public company. Presently, he serves on the board of Moody-Price, LLC, as Chairman of the Board for Trophy Windows, LLC, on the board of Lone Star Industrial Materials, LLC, the audit and compliance committees for the Golden Nugget Atlantic City, LLC and the Board of Trustees of the Harris County Hospital District Foundation. Mr. Chadwick has also served for over 10 years as a member of the Advisory Board of BBVA, Inc. The Board considered in particular Mr. Chadwick’s leadership in the entertainment and dining industries, as well as his extensive business and financial experience in commercial, investment and merchant banking.
G. Michael. Stevens will be appointed as a member of our board of directors upon the Closing. Mr. Stevens has served as a member of the board of directors of GNOG since May 12, 2020. He was previously a board member of Landcadia I from August 23, 2016 through the consummation of the Waitr business combination. Mr. Stevens currently serves as Managing Member of MS2 Ventures LLC, an advisory and investment firm. He also serves in director and advisory capacities in several other ventures, including as Chairman of the Board and Chief Executive Officer of Impressio, Inc., an advanced materials company, a member of the audit and compliance committees of Golden Nugget Atlantic City LLC, an advisor at Footprint International, a sustainable technology packaging firm, and Winning Capital Group LLC, a developer and licensor of state lottery games. Mr. Stevens served as Senior Vice President and Chief Marketing Officer for the New York Giants from 2006 to 2019 and Senior Vice President of Sales & Marketing for the Washington (NFL) Football Team from 2003 to 2006. Mr. Stevens’ prior experience includes former director of Remedy Analytics, Inc., former Trustee of Camp Dudley, Inc. (a non-profit) and Chairman of Dudley’s Development Committee, as well as key marketing executive roles at eBay Inc. and the National Basketball Association. He received his Bachelor of Arts from Hobart College, where he formerly served as a member of the Board of Trustees, and currently is a member of the class of 2021 Global Executive

Leadership Program at the Yale School of Management. The Board considered in particular Mr. Stevens’ sales and marketing executive leadership roles in the sports industry, as well as his experience as a strategic and innovative business advisor.
Scott Kelly will be appointed as a member of our board of directors upon the Closing. Mr. Kelly has served as a member of the Landcadia III board of directors since August 2020 through July 14, 2021 and a member of the Landcadia IV board of directors since March 2021. An experienced engineer, space and naval aviator, Mr. Kelly is a former NASA astronaut, United States Naval Captain and fighter pilot. He is a United States spaceflight record holder for having logged over 15,000 hours of flight time in more than 40 different aircraft and spacecraft carriers, including by piloting the F-14 Tomcat aboard the USS Dwight D. Eisenhower aircraft carrier, the Space Shuttle Discovery to the Hubble Space telescope in 1996 and commanding the Space Shuttle Endeavor in 2007. Mr. Kelly has long-duration space flight experience, including his notable 340-day mission to the International Space Station in 2015. After retiring from the U.S. Navy in 2012 and NASA in 2016, Mr. Kelly founded Mach 25 LLC, through which he currently serves as a motivational speaker and New York Times bestselling author. Mr. Kelly has leadership experience by way of his affiliations with the Society of Experimental Test Pilots, the Association of Space Explorers, the United Nations Office for Outer Space Affairs and his appointments to the audit and compliance committees of Golden Nugget Atlantic City, LLC. He received a Bachelor of Science degree in electrical engineering from the State University of New York Maritime College in 1987, a Master of Science degree in Aviation Systems from the University of Tennessee, Knoxville, in 1996. The Board considered in particular Mr. Kelly’s unique experience in several commander and leadership roles, as well as his participation on several public company boards and committees.
Controlled Company Exemption
After the completion of the Business Combination, Mr. Fertitta will beneficially own a majority of the voting power of all outstanding shares of New FEI’s common stock. As a result, New FEI will be a “controlled company” within the meaning of the NYSE’s corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following the Business Combination, New FEI may utilize these exemptions since the board has not yet made a determination with respect to the independence of any directors. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If New FEI ceases to be a “controlled company” and its shares continue to be listed on the NYSE, New FEI will be required to comply with these standards and, depending on the board’s independence determination with respect to its then-current directors, New FEI may be required to add additional directors to its board in order to achieve such compliance within the applicable transition periods.
Board Composition
New FEI’s board of directors will direct the management of New FEI’s business and affairs, as provided by Texas law, and will conduct its business through meetings of the board of directors and its standing committees.
Upon the consummation of the Business Combination and assuming the election of the nominees set forth in the section entitled “Proposal No. 6 — The Director Election Proposal,” it is anticipated that New FEI’s board of directors will consist of seven members. Mr. Fertitta will serve as Chairman of New FEI’s board of directors. The primary responsibilities of New FEI’s board of directors will be to provide oversight, strategic guidance, counseling and direction to New FEI’s management. New FEI’s board of directors will meet on a regular basis and additionally as required.

Family Relationships
Upon consummation of the Business Combination, we do not anticipate that there will be any family relationships between any of New FEI’s executive officers and directors or director nominees.
Independence of Directors
As a result of its common stock continuing to be listed on the NYSE following consummation of the Business Combination, New FEI will adhere to the rules of the NYSE in determining whether a director is independent. FAST’s board of directors has consulted, and New FEI’s board of directors will consult, with its counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The NYSE listing standards generally define an “independent director” as a person that, in the opinion of the issuer’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. The parties have determined that Michael Chadwick, G. Michael Stevens and Scott Kelly will be considered independent directors of New FEI. New FEI’s independent directors will have regularly scheduled meetings at which only independent directors are present.
Board Leadership Structure and Role in Risk Oversight
Upon the consummation of the Business Combination, New FEI’s board of directors will oversee the risk management activities designed and implemented by its management. New FEI’s board of directors does not anticipate having a standing risk management committee, but rather anticipates executing its oversight responsibility both directly and through its standing committees. New FEI’s board of directors also will consider specific risk topics, including risks associated with New FEI’s strategic initiatives, business plans and capital structure. It is anticipated that New FEI’s management, including its executive officers, will be primarily responsible for managing the risks associated with operation and business of the company and provide appropriate updates to the board of directors and the audit committee. New FEI’s board of directors anticipates delegating to the audit committee oversight of its risk management process, and New FEI’s other board committees, if any, also will consider risks as they perform their respective committee responsibilities. All board committees will report to New FEI’s board of directors as appropriate, including, but not limited to, when a matter rises to the level of a material or enterprise risk.
Board Committees
After the completion of the Business Combination, New FEI’s board of directors will have a standing audit committee. The board of directors may from time to time establish other committees. In addition, from time to time, special committees may be established under the direction of New FEI’s board of directors when necessary to address specific issues. Copies of each board committee’s charter will be posted on New FEI’s website. New FEI’s website and the information contained on, or that can be accessed through, such website are not deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus.
Audit Committee
Our audit committee will be responsible for, among other things:
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appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

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discussing with our independent registered public accounting firm their independence from management;

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reviewing, with our independent registered public accounting firm, the scope and results of their audit;

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approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

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overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

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overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

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reviewing our policies on risk assessment and risk management;

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reviewing related person transactions; and

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establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the completion of the Business Combination, our audit committee will consist of Michael S. Chadwick, G. Michael Stevens and Scott Kelley, with Michael S. Chadwick serving as chair. Rule 10A-3 of the Exchange Act and the NYSE rules require that our audit committee be composed entirely of independent members. Our board of directors has affirmatively determined that Michael S. Chadwick, G. Michael Stevens and Scott Kelley each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the NYSE rules. Each member of our audit committee also meets the financial literacy requirements of NYSE listing standards. In addition, our board of directors has determined that Michael S. Chadwick will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our corporate website upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.
Code of Business Conduct and Ethics
Prior to the completion of the Business Combination, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on the corporate governance section of our corporate website upon the completion of the Business Combination. In addition, we intend to post on our website all disclosures that are required by law or the NYSE listing standards concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.
Compensation Committee Interlocks and Insider Participation
None of New FEI’s expected executive officers has, during the last year, participated in deliberations of its board of directors concerning executive officer compensation. None of New FEI’s expected executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers expected to serve as a member of New FEI’s board of directors..

EXECUTIVE AND DIRECTOR COMPENSATION
This section discusses the material components of the executive compensation program for FEI’s executive officers who are named in the “2020 Summary Compensation Table” below. As an emerging growth company, FEI complies with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for FEI’s principal executive officer and FEI’s two most highly compensated executive officers other than its principal executive officer. These three officers are referred to as FEI’s named executive officers.
In 2020, FEI’s “named executive officers” and their positions were as follows:
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Tilman Fertitta, President and Chief Executive Officer;

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Rick Liem, Treasurer, Executive Vice President and Chief Financial Officer; and

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Steve Scheinthal, Secretary, Executive Vice President and General Counsel.

This discussion may contain forward-looking statements that are based on FEI’s current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that FEI adopts following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
2020 Summary Compensation Table
The following table sets forth information concerning the compensation of FEI’s named executive officers for the year ended December 31, 2020.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	All Other Compensation ($)	Total ($)
Tilman Fertitta	2020	2,092,193	—	380,531(2)	2,472,724
President and Chief Executive Officer
Rick Liem	2020	576,044	1,000,000	24,333(3)	1,600,377
Treasurer, Executive Vice President and Chief Financial Officer
Steve Scheinthal	2020	674,333	1,000,000	32,773(3)	1,707,106
Secretary, Executive Vice President and General Counsel

(1)
In connection with the COVID-19 pandemic, FEI’s named executive officers’ salaries were reduced by 50% commencing on March 23, 2020, and subsequently increased to 70% of their regular pre-COVID-19 salaries commencing on July 15, 2020 and later increased to 80% of their regular pre-COVID-19 salaries commencing on October 1, 2020. Amounts shown in this table reflect the annual base salary actually received by FEI’s named executive officers.

(2)
Amounts represent (i) personal travel reimbursements of $32,622, (ii) company-paid premiums of $288,094 for Mr. Fertitta’s participation in a life insurance plan that is not available to salaried employees generally, (iii) paymenets for club memberships of $49,267 and (iv) a car expense reimbursement payment made by FEI to Mr. Fertitta of $10,548.

(3)
Amounts represent (i) a car expense reimbursement payment made by FEI to Messrs. Liem and Scheinthal of $16,668 and $7,123, respectively, (ii) a $3,300 payment to each of Messrs. Liem and Scheinthal for professional tax return preparation services and (iii) company-paid premiums of $4,365 and $22,350, respectively, for Messrs. Liem’s and Scheinthal’s participation in a life insurance plan that is not available to salaried employees generally.

NARRATIVE TO SUMMARY COMPENSATION TABLE
2020 Salaries
FEI’s named executive officers receive a base salary to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. In connection with the COVID-19 pandemic, FEI’s named executive officers’ salaries were reduced commencing on March 23, 2020, and subsequently increased incrementally commencing on July 15, 2020 and October 1, 2020. Effective March 1, 2021, FEI’s named executive officers’ salaries were reinstated such that they began receiving 100% of their regular salary payment thereafter.
The annual base salaries for FEI’s named executive officers during 2020 were:
	Pre-Adjustment 2020 Annual Base Salary (Prior to March 23, 2020)	Post-Adjustment 2020 Annual Base Salary (Effective March 23, 2020)	Post-Adjustment 2020 Annual Base Salary (Effective July 16, 2020)	Post-Adjustment 2020 Annual Base Salary (Effective October 1, 2020)
Tilman Fertitta	$2,833,530.24	$1,416,765.12	$1,983,471.17	$2,266,824.19
Rick Liem	$848,720.16	$424,360.08	$522,104.16	$608,776.08
Steve Scheinthal	$901,765.20	$450,882.60	$631,235.76	$721,412.16
2020 Bonuses
FEI uses cash incentive compensation to motivate FEI’s named executive officers to achieve its annual operational objectives, while making progress towards its longer-term growth and other corporate goals. However, annual cash bonuses are discretionary and are not awarded pursuant to any plan or program. The annual cash bonus amounts are not determined pursuant to any pre-established objectives. The actual discretionary annual cash bonuses awarded to each of FEI’s named executive officers for 2020 performance are set forth above in the 2020 Summary Compensation Table in the column titled “Bonus.”
Other Elements of Compensation
Retirement Plan & Deferred Compensation Plan
FEI maintains a 401(k) retirement savings plan for its employees, including FEI’s named executive officers, who satisfy certain eligibility requirements. FEI’s named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. FEI believes that providing a vehicle for tax-deferred retirement savings though FEI’s 401(k) plan adds to the overall desirability of FEI’s executive compensation package and further incentivizes FEI’s employees, including FEI’s named executive officers, in accordance with FEI’s compensation policies.
Certain FEI employees are also eligible to participate in the Fertitta Entertainment, Inc. Amended and Restated Deferred Compensation Plan (the “DCP”), which permits select employees to defer to receipt of a portion of their base salary, annual bonus, incentive bonus and director fees. None of FEI’s named executive officers elected to defer compensation earned during 2020 under the DCP.
Employee Benefits and Perquisites
During their employment, FEI’s named executive officers are eligible to participate in FEI’s employee benefit plans and programs, including medical and dental benefits, to the same extent as FEI’s other full-time employees, subject to the terms and eligibility requirements of those plans.
In 2020, Messrs. Liem and Scheinthal received car expense reimbursement payments of $16,668 and $7,123, respectively, and a $3,300 payment each for professional tax return preparation services. In 2020, Mr. Fertitta received a car expense reimbursement payment of $10,548, personal travel reimbusrements of $32,622 and club memberships of $49,267.
During their employment, FEI’s named executive officers are eligible to participate in a premium life insurance plan and receive company-paid premiums with respect to their participation in such plan. Only certain employees of FEI at the level of vice president or above are eligible to participate in the plan. The amounts paid by FEI on behalf of Messrs. Fertitta’s, Liem’s and Scheinthal’s for their participation in such plan in 2020 were $288,094, $4,365 and $22,350, respectively.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
FAST
On June 4, 2020, our Sponsor purchased an aggregate of 7,187,500 founder shares in exchange for a capital contribution of $25,000, or approximately $0.004 per share. On August 4, 2020, our Sponsor surrendered 1,437,500 founder shares to FAST for cancellation for no consideration resulting in our sponsor holding 5,750,000 founder shares.
Our Sponsor purchased an aggregate of 6,000,000 private placement warrants in connection with FAST’s IPO, at a price of $1.00 per warrant, or $6,000,000 in the aggregate. Each private placement warrant entitles the holder to purchase one share of Class A common stock at $11.50 per share. The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Business Combination.
FAST currently leases its executive offices at 109 Old Branchville Rd., Ridgefield, CT 068773 from our Sponsor. Commencing upon consummation of its initial public offering, FAST reimburses our Sponsor for office space, secretarial and administrative services provided to members of our management team in an amount not to exceed $15,000 per month. Upon completion of FAST’s initial business combination or liquidation, it will cease paying these monthly fees.
FAST’s officers and directors are entitled to reimbursement for any out-of-pocket expenses incurred in connection with activities on FAST’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. FAST’s audit committee reviews on a quarterly basis all payments that were made to our Sponsor, FAST’s officers, directors or its or their affiliates.
In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of its officers and directors may, but are not obligated to, loan FAST funds as may be required on a non-interest basis. If FAST completes the Business Combination, it would repay such loaned amounts. In the event that the Business Combination does not close, FAST may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from its trust account would be used for such repayment. The warrants would be identical to the private placement warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.
Sponsor Agreement
On February 1, 2021, FAST entered into a Sponsor Agreement (the “Sponsor Agreement”) with FEI, our Sponsor and the SPAC Insiders, pursuant to which, among other things, the SPAC Insiders agreed to vote any of FAST’s shares of common stock held by them in favor of the Business Combination and to not redeem any such shares at the special meeting of stockholders to be held in connection with the Business Combination. In addition, the SPAC Insiders agreed to not transfer (i) any of the founder shares held by them for one year after the Closing, subject to certain permitted transfers and a potential early release of such restrictions as set forth therein, and (ii) any private placement warrants or any shares of Class A common stock issued or issuable upon exercise thereof until 30 days after the Closing. In addition, our Sponsor agreed to surrender and forfeit 2,000,000 founder shares for no consideration. See “Ancillary Agreements Related to the Merger — Sponsor Agreement,” which disclosure is incorporated herein by reference.
Subscription Agreement
In connection with FAST’s entrance into the Original Merger Agreement, FAST entered into Subscription Agreements with the PIPE Investors, which included a Subscription Agreement, dated as of February 1, 2021, with Mr. Fertitta, in his capacity as a PIPE Investor, pursuant to which, among other things, FAST agreed to issue and sell, in private a placement to close immediately prior to the Closing, 5,606,656 shares of Class A common stock to Mr. Fertitta at a price of $10.00 per share. The Subscription Agreements contain customary representations, warranties, covenants and agreements of FAST and Mr. Fertitta and are subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Merger Agreement that is material and adverse to Mr. Fertitta) and termination rights (including a termination right if the transaction contemplated by the Subscription Agreement has not been consummated by February 1, 2022).
FEI
Separation Agreement
Prior to the Closing, FEI will enter into a Separation and Distribution Agreement (the “Separation Agreement”) with a newly formed, wholly owned subsidiary of FEI (“SpinCo”), substantially in the form attached as Exhibit A to the Merger Agreement that is attached as Annex A to this proxy statement/prospectus. The Separation Agreement will set forth the parties’ agreements regarding the principal actions to be taken in connection with the Spin-Off, which will comprise (i) the Internal Reorganization (as defined in the Separation Agreement) of FEI, resulting in separating from FEI certain subsidiaries, assets and businesses (collectively, the “SpinCo Business”) that are not intended to be part of the Business Combination and consolidating the SpinCo Business under the ownership of SpinCo, and (ii) the subsequent Distribution (as defined in the Separation Agreement) of 100% of the equity interests of SpinCo to Mr. Fertitta, which shall occur on the Closing Date.
The Separation Agreement identifies the assets to be transferred, liabilities to be retained or assumed (as applicable) and contracts to be assigned to each of FEI and SpinCo as part of the Internal Reorganization and provides for when and how such transfers, assumptions and assignments will occur (to the extent that such transfers, assumptions and assignments have not already occurred prior to the parties’ entry into the Separation Agreement). The Separation Agreement requires the parties to cooperate to effect the transactions contemplated in the Separation Agreement, including, among other things, obtaining licenses required by SpinCo to operate the SpinCo Business following the Distribution and obtaining third-party consents to effect the transfer of certain assets or contracts pursuant to the Separation Agreement.
Conditions to Distribution.   The Separation Agreement provides that FEI’s obligation to consummate the Distribution is subject to the prior or simultaneous satisfaction or waiver of the closing conditions under the Merger Agreement. After the Distribution, FEI will not own any equity interests in SpinCo.
Intercompany Arrangements.   All intercompany accounts payable, accounts receivable and loans, between FEI and/or its subsidiaries, on the one hand, and SpinCo and/or its subsidiaries, on the other hand, will be satisfied, settled or otherwise terminated prior to the effective time of the Distribution. Except for specified intercompany agreements set forth in the Separation Agreement, all intercompany agreements between FEI and/or its subsidiaries, on the one hand, and SpinCo and/or its subsidiaries, on the other hand, will be terminated at or prior to the effective time of the Distribution.
Representations and Warranties.   Except as otherwise set forth in the Separation Agreement, the Merger Agreement or any ancillary agreement related to the Merger, neither FEI nor SpinCo makes any representation or warranty as to the assets, business or liabilities transferred or assumed pursuant to the Separation Agreement, or as to the legal sufficiency of any contribution, assignment, document, certificate or instrument under any transaction agreement delivered to convey title to any asset or thing of value to be transferred in connection with the Restructuring. FEI and SpinCo agree that all transfers of assets or liabilities pursuant to the Separation Agreement will be on an “as is, where is” basis.
Indemnification and Release of Certain Claims.   Pursuant to the Separation Agreement, each of FEI and SpinCo will release the other and its related persons from any liabilities arising before the effective time of the Distribution, other than the following matters for which the applicable parties will not be released:
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obligations under the Separation Agreement, the Merger Agreement and certain other transaction agreements specified in the Separation Agreement;

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any liability provided in any contract to which FEI and/or its subsidiaries, on the one hand, and SpinCo and/or its subsidiaries, on the other hand, is a party, that does not terminate as of the effective time of the Distribution;

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any contract to which an employee of SpinCo or its subsidiaries and FEI or its subsidiaries are parties, to the extent such contract is related to any asset or property of FEI; and

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any liability the release of which would result in the release of any person not expressly provided in the Separation Agreement.

After the effective time of the Distribution, each of FEI and SpinCo will indemnify the other and its related persons against losses arising out of their respective liabilities, or breach of their respective obligations, under the Separation Agreement.
Termination.   At any time prior to the effective time of the Distribution, the Separation Agreement will terminate without further action upon termination of the Merger Agreement.
Other matters governed by the Separation Agreement.   Other matters governed by the Separation Agreement include, without limitation, insurance arrangements, FEI trademarks, confidentiality, privilege matters, mutual assistance and information sharing after completion of the Distribution, dispute resolution procedures, and transfer of and post-separation access to certain books and records.
Split-Off Agreement
In connection with the Closing, New FEI will enter into a Split-Off Agreement (the “Split-Off Agreement”) with E/C Gaming (referred to for purposes of the Split-Off Agreement as “SplitCo”) and Mr. Fertitta, substantially in the form attached as Exhibit J to the Merger Agreement that is attached as Annex A to this proxy statement/prospectus. The Split-Off Agreement will set forth the parties’ agreements regarding the principal actions to be taken in connection with the Split-Off, resulting in SplitCo’s owning certain real estate, intellectual property and other assets, as described in the Split-Off Agreement, and the subsequent distribution of 100% of the equity interests of SplitCo to Mr. Fertitta.
The Split-Off Agreement identifies the assets to be transferred, liabilities to be retained or assumed (as applicable) and contracts to be assigned to each of New FEI and SplitCo and provides for when and how such transfers, assumptions and assignments will occur (to the extent that such transfers, assumptions and assignments have not already occurred prior to the parties’ entry into the Split-Off Agreement). The Split-Off Agreement further requires the parties to cooperate to obtain licenses and third-party consents and sets forth the basis on which specified assets or liabilities (or any part thereof), the transfer of which is subject to a third-party consent which has not been obtained by the date on which implementation of the separation occurs in the relevant jurisdiction, will continue to be held by the relevant transferor and the transfer automatically deemed deferred and null and void until such consent has been obtained.
Conditions.   The Split-Off Agreement also provides that New FEI’s obligation to consummate the Split-Off is subject to the occurrence of the Closing under the Merger Agreement and the partial payoff by Golden Nugget, LLC of certain third-party debt with proceeds from the Private Placement.
Intercompany Arrangements.   All intercompany accounts payable, accounts receivable and loans, between New FEI and/or its subsidiaries, on the one hand, and SplitCo and/or its subsidiaries, on the other hand, will be satisfied, settled or otherwise terminated prior to the effective time of the Split-Off. Except for specified intercompany agreements set forth in the Split-Off Agreement, all intercompany agreements between New FEI and/or its subsidiaries, on the one hand, and SplitCo and/or its subsidiaries, on the other hand, will be terminated at or prior to the effective time of the Split-Off.
Representations and Warranties.   Except as otherwise set forth in the Split-Off Agreement, the Merger Agreement or any ancillary agreement related to the Merger, neither New FEI nor SplitCo makes any representation or warranty as to the assets, business or liabilities transferred or assumed pursuant to the Split-Off Agreement, or as to the legal sufficiency of any contribution, assignment, document, certificate or instrument under any transaction agreement delivered to convey title to any asset or thing of value to be transferred in connection with the internal reorganization to be effected thereunder. New FEI and SplitCo agree that all transfers of assets or liabilities pursuant to the Split-Off Agreement will be on an “as is, where is” basis.
Indemnification and Release of Certain Claims.   Pursuant to the Split-Off Agreement, each of New FEI and SplitCo will release the other and its related persons from any liabilities arising before the Split-Off, other than the following matters for which the applicable parties will not be released:

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obligations under the Split-Off Agreement, the Merger Agreement and certain other transaction agreements specified in the Split-Off Agreement;

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any liability provided in any contract to which New FEI and/or its subsidiaries, on the one hand, and SplitCo and/or its subsidiaries, on the other hand, is a party, that does not terminate as of the effective date of the Split-Off;

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any contract to which an employee of SplitCo or its subsidiaries and New FEI or its subsidiaries are parties, to the extent such contract is related to any asset or property of New FEI; and

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any liability the release of which would result in the release of any person not expressly provided in the Split-Off Agreement.

After the Split-Off, each of New FEI and SplitCo will indemnify the other and its related persons against losses arising out of their respective liabilities, or breach of their respective obligations, under the Split-Off Agreement.
Termination.   The Split-Off Agreement may be terminated at any time prior to the Split-Off by the mutual agreement of New FEI and Mr. Fertitta.
Other matters governed by the Split-Off Agreement.   Other matters governed by the Split-Off Agreement include, without limitation, insurance arrangements, FEI trademarks, confidentiality, privilege matters, mutual assistance and information sharing after completion of the Split-Off, dispute resolution procedures, and transfer of and post-separation access to certain books and records.
Intellectual Property License Agreements
Concurrently with the Closing, New FEI will enter into a license agreement with Landry’s E/C Gaming, Inc. (“E/C Gaming”) and Mr. Fertitta pursuant to which certain subsidiaries of E/C Gaming will receive royalty-bearing, non-exclusive licenses to use certain intellectual property, including trademarks and copyrights owned by New FEI or its subsidiaries or Mr. Fertitta in connection with the operation of the businesses and properties owned by such subsidiaries of E/C Gaming, including the right to use the “Landry’s,” and “Mastro’s” trademarks. Royalties under the licenses will be 2% of revenues.
In addition, New FEI will enter into a license agreement with Landry’s E/C Gaming, Inc. pursuant to which New FEI will receive non-exclusive licenses to use certain property-specific intellectual property owned by E/C Gaming, including the right to use the “Vic and Anthony’s” and “Michael Patrick’s” trademarks. The license relating to the “Michael Patrick’s” tradement will be royalty-free. Royalties under the “Vic and Anthony’s” license will be 2% of revenues.
These license agreements have a term of three years, subject to four options to renew for five years each.
Lease Agreements
Concurrently with the Closing, New FEI or certain of its subsidiaries will enter into lease agreements or sublease agreements, as applicable, with E/C Gaming, certain of its subsidiaries or Mr. Fertitta with respect to New FEI’s or its subsidiaries’ use of certain properties, including office space, commercial properties, warehouse, hangar, ground space or aircrafts, each of which is owned or leased by E/C Gaming, its subsidiaries or Mr. Fertitta. The aggregate rental payments under such leases, together with other existing leases, will be approximately $14.6 million annually. The lease agreements are considered to be at fair market value and will each have a term of three years and four options to renew for five years each. Each such office lease may be terminated by either party upon six months’ notice.
Transition Services Agreement
Concurrently with the Closing, New FEI will enter into a transition services agreement with E/C Gaming and SpinCo pursuant to which New FEI, E/C Gaming and SpinCo and their respective subsidiaries will provide to each other party various services for a limited time to help ensure an orderly transition following the Business Combination. The services to be provided include information technology, facilities, procurement and certain supply chain support, certain accounting and other financial functions and administrative services.

New FEI, E/C Gaming or SpinCo, as applicable, will reimburse the costs and expenses incurred by the other party or parties during the term of the transition services agreement in connection with the provision of services by such other party or parties.
The services to be provided under the transition services agreement will, subject to certain exceptions, be provided until the termination of the transition services agreement, which shall occur upon the earlier of (i) the second anniversary of the date of the transition services agreement and (ii) the mutual written agreement of New FEI, E/C Gaming and SpinCo to terminate the agreement. Each party also has the right to terminate the agreement if the other party breaches any of its obligations under the transition services agreement, subject to providing notice and an opportunity to cure.
Aircraft Management Services Agreement
Concurrently with the Closing, New FEI will enter into an aircraft management services agreement with SpinCo and Mr. Fertitta pursuant to which New FEI will provide to SpinCo and certain of its subsidiaries various services, including, but not limited to, those relating to the management and operation of certain aircraft owned by a SpinCo affiliate and other aviation and aviation support services with respect to such aircrafts.
Other Related Party Transactions
Landry’s Select Club/24K Participation Agreement
Concurrently with the Closing, New FEI and E/C Gaming will enter into a gift card reimbursement agreement pursuant to which certain subsidiaries of E/C Gaming will accept Landry’s gift cards and loyalty rewards and will be reimbursed for such redemptions at face value.
Top Shelf Transaction
On October 20, 2021, FEI entered into an Agreement and Plan of Merger to acquire Top Shelf Holdings, LLC (“Catch Hospitality”) for a purchase price of $194,140,114, subject to certain customary closing adjustments. Mr. Fertitta holds a 50% noncontrolling interest in Catch Hospitality, and as a result will receive approximately $48.55 million in New FEI stock and $48.55 million in cash in connection with the closing of the transaction.
New FEI
Stockholders Agreement
In connection with the execution of the Original Merger Agreement, FAST entered into the Stockholders Agreement, dated as of February 1, 2021, with the Sponsor, FAST Merger Corp. and Mr. Fertitta, which provides for certain rights, including director appointment and information rights. The Stockholders Agreement will become effective upon the consummation of the Business Combination. See “Ancillary Agreements Related to the Merger — Stockholders Agreement,” which disclosure is incorporated herein by reference.
Registration Rights Agreement
In connection with the execution of the Original Merger Agreement, FAST, the Sponsor, FAST Merger Corp. and Mr. Fertitta entered into the Registration Rights Agreement, dated as of February 1, 2021 (the “Registration Rights Agreement”), which provides certain registration rights for the Sponsor and Mr. Fertitta. The Registration Rights Agreement will become effective upon the consummation of the Business Combination. See “Ancillary Agreements Related to the Merger — Registration Rights Agreement,” which disclosure is incorporated herein by reference.
Lockup Agreement
In connection with the Company’s entrance into the Merger Agreement, on February 1, 2021, FAST entered into the Lockup Agreement with FAST Merger Corp. and Mr. Fertitta, pursuant to which, among other things, Mr. Fertitta agreed to not transfer FAST’s shares of common stock held by him prior to one year after the Closing, subject to certain permitted transfers and a potential early release of such restrictions as set forth therein.
Indemnification Agreements
New FEI intends to enter into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in New FEI’s certificate of formation and bylaws. These agreements, among other things, will require New FEI to indemnify its directors and executive officers for certain expenses, including attorneys, fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of New FEI’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at New FEI’s request. New FEI believes that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
The limitation of liability and indemnification provisions in New FEI’s certificate of formation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit New FEI and its stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Related Person Transactions Policy Following the Business Combination
Upon consummation of the Business Combination, it is anticipated that the New FEI board of directors will adopt a written Related Person Transactions Policy that sets forth New FEI’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of New FEI’s policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which New FEI or any of its subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.
Transactions involving compensation for services provided to New FEI as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of New FEI’s voting securities (including New FEI’s common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.
Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of New FEI’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to New FEI’s audit committee (or, where review by New FEI’s audit committee would be inappropriate, to another independent body of New FEI’s board of directors) for review. To identify related person transactions in advance, New FEI will rely on information supplied by New FEI’s executive officers, directors and certain significant stockholders. In considering related person transactions, New FEI’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:
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the risks, costs, and benefits to New FEI;

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the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

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the terms of the transaction;

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the availability of other sources for comparable services or products; and

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the terms available to or from, as the case may be, unrelated third parties.

New FEI’s audit committee will approve only those transactions that it determines are fair to us and in New FEI’s best interests. All of the transactions described above were entered into prior to the adoption of such policy.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following sets forth the material U.S. federal income tax considerations for holders of our shares of Class A common stock that receive New FEI common stock in the TX Merger or that elect to have their Class A common stock redeemed for cash if the Business Combination is completed. This section applies only to Class A common stock that is held as a capital asset for U.S. federal income tax purposes. This section is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This section does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:
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financial institutions or financial services entities;

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broker dealers;

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insurance companies;

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dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of Class A common stock;

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persons holding Class A common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

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U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

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“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

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U.S. expatriates or former long-term residents of the U.S.;

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governments or agencies or instrumentalities thereof;

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regulated investment companies (RICs) or real estate investment trusts (REITs);

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persons subject to the alternative minimum tax provisions of the Code;

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persons who received their shares of Class A common stock as compensation;

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partnerships or other pass-through entities for U.S. federal income tax purposes; and

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tax-exempt entities.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners (or other owners) will generally depend on the status of the partners and your activities. Partnerships and their partners (or other owners) should consult their tax advisors with respect to the consequences to them of electing to have their Class A common stock redeemed for cash if the Business Combination is completed.
This section is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement may affect the tax consequences described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. This section does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).
You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.
Material U.S. Federal Income Tax Consequences of the TX Merger
In the opinion of Winston & Strawn LLP, tax counsel to FAST, the TX Merger will qualify as a tax-free reorganization under the Code. As such, the holders of our common stock will not recognize any gain or loss under the U.S. federal income tax laws as a result of the consummation of the TX Merger, and neither will FAST nor New FEI. Each stockholder will have the same basis in New FEI common stock received as a result of the TX Merger as that holder has in our common stock held at the time the TX Merger is consummated. Each holder’s holding period in New FEI common stock received as a result of the TX Merger will include the period during which such holder held our common stock at the time the TX Merger is consummated, provided the latter was held by such holder as a capital asset at the time of consummation of the TX Merger.
Redemption of Class A Common Stock
In the event that a holder’s shares of Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement under the section entitled “The Special Meeting  —  Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Class A common stock, a U.S. holder will be treated as described below under the section entitled “— U.S. Holders  —  Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock,” and a Non-U.S. holder will be treated as described under the section entitled “— Non-U.S. Holders  —  Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.” If the redemption does not qualify as a sale of shares of Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders  —  Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Non-U.S. Holder  —  Taxation of Distributions.”
Whether a redemption of shares of Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning private placement warrants or public warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of our shares outstanding both before and after the redemption. The redemption of Class A common stock generally will be treated as a sale of Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.
In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Class A common stock which could be acquired pursuant to the exercise of the private placement warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.
In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Class A common stock must, among other requirements, be less than 80 percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Class A common stock and the Class A common stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock. The redemption of Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the foregoing tests is satisfied, then the redemption of shares of Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders  —  Taxation of Distributions,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders  —  Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.
A holder should consult with its own tax advisors as to the tax consequences of a redemption.
U.S. Holders
This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our shares of Class A common stock who or that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation purposes regardless of its source; or

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an entity treated as a trust for U.S. federal income tax purposes if  (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a U.S. person.

Taxation of Distributions.   If our redemption of a U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Class A Common Stock,” such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described below under the section entitled “— Redemption of Class A Common Stock  —  U.S. Holders  —  Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.”
Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Class A common stock described in this proxy statement may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.   If our redemption of a U.S. holder’s shares of Class A common stock is treated as a sale, taxable exchange or other taxable disposition, as discussed above under the section entitled “— Redemption of Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash and the U.S. holder’s adjusted tax basis in the shares of Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its Class A common stock generally will equal the U.S.

holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Class A common stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
U.S. holders who hold different blocks of Class A common stock (shares of Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
Non-U.S. Holders
This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of our Class A common stock who, or that, is, for U.S. federal income tax purposes:
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a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

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a foreign corporation; or

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an estate or trust that is not a U.S. holder.

Taxation of Distributions.   If our redemption of a Non-U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Class A Common Stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30 percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class A common stock, which will be treated as described below under the section entitled “— Redemption of Class A Common Stock  —  Non-U.S. Holders  —  Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.”
The withholding tax described in the preceding paragraph does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30 percent (30%) (or a lower applicable income tax treaty rate).
Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.   If our redemption of a U.S. holder’s shares of Class A common stock is treated as a sale or other taxable disposition, as discussed above under the section entitled “— Redemption of Class A Common Stock,” a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of the redemption, unless:
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the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

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such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

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we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our Class A common stock and, in the circumstance in which shares of our Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our Class A common stock. There can be no assurance that our Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30 percent (30%) rate (or lower income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30 percent (30%).
If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption.
We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.
Information Reporting and Backup Withholding
Dividend payments with respect to our Class A common stock and proceeds from the sale, taxable exchange or taxable redemption of our Class A common stock may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.
Amounts treated as dividends that are paid to a Non-U.S. holder are generally subject to reporting on IRS Form 1042-S even if the payments are exempt from withholding. A Non-U.S. holder generally will eliminate any other requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
FATCA Withholding Taxes
Provisions commonly referred to as “FATCA” impose withholding of 30 percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on our Class A common stock. Previously, withholding with respect to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest was scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury regulations, which can be relied on until final regulations become effective. In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of Class A common stock.

NO DELAWARE APPRAISAL RIGHTS
Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to FAST Stockholders or warrant holders in connection with the Business Combination.

STOCKHOLDER PROPOSALS AND NOMINATIONS
In addition to any other requirements under applicable law and the New FEI Bylaws, for business to be properly brought before an annual or special meeting by a stockholder, the New FEI Bylaws provide that the stockholder must give timely notice in written form to New FEI’s secretary and such business must be a proper matter for stockholder action. Notice, to be timely, must be received at least 90 days, but no more than 120 days, prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided that if, and only if, the annual meeting is not scheduled to be held within a period that commences within 30 days before such anniversary date and ends within 60 days after such anniversary date, to be timely, notice by the stockholder must be received by the close of business on the later of  (i) the 90th day before the meeting or (ii) the 10th day following the day on which the date of the annual meeting is first publicly announced or disclosed.
Any notice must include the following information: (i) whether the stockholder is providing the notice at the request of a beneficial holder of shares, whether the stockholder, any such beneficial holder or any nominee has any agreement, arrangement or understanding with, or has received any financial assistance, funding or other consideration from, any other person with respect to the investment by the stockholder or such beneficial holder in New FEI or the matter the notice relates to, and the details thereof, including the name of such other person (the stockholder, any beneficial holder on whose behalf the notice is being delivered, any nominees listed in the notice and any persons with whom such agreement, arrangement or understanding exists or from whom such assistance has been obtained are hereinafter collectively referred to as “Interested Persons”); (ii) the name and record address of all Interested Persons; (iii) a complete listing of all equity securities and debt instruments (including loans or capital market instruments) of New FEI or its subsidiaries that are directly or indirectly owned beneficially and of record by the Interested Persons; (iv) whether, and the extent to which, any hedging, derivative or other transaction is in place or has been entered into within the prior six months preceding the date of delivery of the notice by or for the benefit of any Interested Person with respect to New FEI or its subsidiaries or any of their respective securities, debt instruments or credit ratings, the effect or intent of which transaction is to give rise to gain or loss as a result of changes in the trading price of such securities or debt instruments or changes in the credit ratings for New FEI, its subsidiaries or any of their respective securities or debt instruments (or, more generally, changes in the perceived creditworthiness of New FEI or its subsidiaries), or to increase or decrease the voting power of such Interested Person, and if so, a summary of the material terms of such transaction; (v) a representation that the stockholder is a holder of record of stock of New FEI that would be entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the matter set forth in the notice; (vi) a representation regarding whether any Interested Person will be or is part of a group that will (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of New FEI’s outstanding capital stock required to approve or adopt the proposal or elect the nominee or (y) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination; (vii) a certification regarding whether the Interested Persons have complied with all applicable federal, state and other legal requirements in connection with the acquisition of shares of capital stock or other securities of New FEI; and (viii) any other information relating to the Interested Persons required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. Any notice relating to the nomination of directors must also contain (i) the information regarding each nominee required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the SEC, (ii) each nominee’s signed consent to serve as a director of New FEI if elected and (iii) whether each nominee is eligible for consideration as an independent director under the relevant standards contemplated by Item 407(a) of Regulation S-K.
A stockholder shall update and supplement its notice to New FEI’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above will be true and correct as of the record date for notice of the annual meeting and as of the date that is 15 days prior to the annual meeting or any adjournment or postponement thereof; provided that if the record date for determining the stockholders entitled to vote at the meeting is less than 15 days prior to the meeting or any adjournment or postponement thereof, the information will be supplemented and updated as of such later date.

SHAREHOLDER COMMUNICATIONS
Stockholders and interested parties may communicate with FAST’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of FAST Acquisition Corp., 109 Old Branchville Rd., Ridgefield, CT 06877. Following the Business Combination, such communications should be sent to New FEI, 1510 W. Loop South, Houston, TX 77027. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

VALIDITY OF COMMON STOCK
Winston & Strawn LLP has passed upon the validity of the common stock of New FEI offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus. White & Case LLP has passed upon the validity of the warrants of New FEI offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus. Winston & Strawn LLP, as tax counsel for FAST, has passed upon certain U.S. federal income tax consequences of the business combination and the reincorporation for FAST.

EXPERTS
The financial statements of FAST Acquisition Corp. as of December 31, 2020, and for the period from June 4, 2020 (inception) through December 31, 2020 included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report, appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.
The audited financial statements of Fertitta Entertainment, Inc., included in this proxy statement / prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
FAST Merger Corp. has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to FAST Merger Corp. and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of FAST Merger Corp. or FAST’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, FAST Merger Corp. will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC.
FAST files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on FAST at the SEC web site containing reports, the registration statement and other information at: http://www.sec.gov.
If you would like additional copies of this proxy statement/prospectus or any document incorporated by reference herein, or if you have questions about the Business Combination, you should contact via phone or in writing:
Morrow Sodali LLC
470 West Avenue, Suite 3000
Stamford, CT 06902
Tel: (800) 662-5200
E-mail: FST.info@investor.morrowsodali.com
If you are a stockholder of FAST and would like to request documents, please do so no later than four business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from Morrow, Morrow will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.
All information contained in this proxy statement/prospectus relating to FAST has been supplied by FAST, and all such information relating to FEI has been supplied by FEI. Information provided by one another does not constitute any representation, estimate or projection of the other.

INDEX TO FINANCIAL STATEMENTS
Fast Acquisition Corp.
Audited Financial Statements
Unaudited Financial Statements
Page
Condensed Consolidated Balance Sheets as of September 30, 2021 (unaudited) and December 31, 2020	F-29
Unaudited Condensed Consolidated Statements of Operations for the three months ended September 30, 2021 and 2020, and for the nine months ended September 30, 2021, and for the period from June 4, 2020 (inception) through September 30, 2020
F-30
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the three and nine months ended September 30, 2021, and for the period from June 4, 2020 (inception) through September 30, 2020
F-31
Unaudited Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2021 , and for the period from June 4, 2021 (inception) through September 30, 2020	F-32
Notes to Unaudited Condensed Consolidated Financial Statements	F-33
Fertitta Entertainment, Inc.
Audited Financial Statements
Unaudited Financial Statements

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of
FAST Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of FAST Acquisition Corp. (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from June 4, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from June 4, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Restatement of Financial Statements
As discussed in Note 2 to the financial statements, the 2020 financial statements have been restated to correct certain misstatements.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by August 22, 2022 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, New York
November 18, 2021

FAST ACQUISITION CORP.
BALANCE SHEET
December 31, 2020
(restated — See Note 2)
Assets:
Current assets:
Cash	$1,039,484
Prepaid expenses	294,916
Total current assets	1,334,400
Investments held in Trust Account	200,067,535
Total Assets	$201,401,935
Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$5,580
Accrued expenses	123,300
Franchise tax payable	114,023
Total current liabilities	242,903
Derivative warrant liabilities	28,320,000
Deferred underwriting commissions in connection with the initial public offering	7,000,000
Total liabilities	35,562,903
Commitments and Contingencies
Class A common stock; 20,000,000 shares subject to possible redemption at $10.00 per share redemption value	200,000,000
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; no non-redeemable shares issued or outstanding	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 5,000,000 shares issued and outstanding	500
Accumulated deficit	(34,161,468)
Total stockholders’ equity	(34,160,968)
Total Liabilities and Stockholders’ Equity	$201,401,935
The accompanying notes are an integral part of these financial statements.

FAST ACQUISITION CORP.
STATEMENT OF OPERATIONS
For the Period from June 4, 2020 (inception) through December 31, 2020
(restated — see Note 2)
General and administrative expenses	213,673
Administrative expenses – related party	60,000
Franchise tax expense	114,023
Loss from operations	(387,696)
Other income (expense)
Change in the fair value of derivative warrant liabilities	(15,340,000)
Financing costs – derivative warrant liabilities	(474,390)
Net gain from investments held in Trust Account	67,571
Net loss	$(16,134,515)
Weighted average shares outstanding of Class A common stock	13,163,265
Basic and diluted net loss per share, Class A common stock	$(0.89)
Weighted average shares outstanding of Class B common stock	5,000,000
Basic and diluted net loss per share, Class B common stock	$(0.89)
The accompanying notes are an integral part of these financial statements.

FAST ACQUISITION CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Period from June 4, 2020 (inception) through December 31, 2020
(restated — See Note 2)
	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – June 4, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	5,750,000	575	24,425	—	25,000
Excess of cash received over fair value of private placement warrants	—	—	—	—	1,020,000	—	1,020,000
Forfeiture of Class B common stock	—	—	(750,000)	(75)	75	—	—
Accretion of Class A common stock subject to possible redemption amount					(1,044,500)	(18,026,953)	(19,071,453)
Net loss	—	—	—	—	—	(16,134,515)	(16,134,515)
Balance – December 31, 2020	—	$—	5,000,000	$500.00	$—	$(34,161,468)	$(34,160,968)
The accompanying notes are an integral part of these financial statements.

FAST ACQUISITION CORP.
STATEMENT OF CASH FLOWS
For the Period from June 4, 2020 (inception) through December 31, 2020
(restated — See Note 2)
Cash Flows from Operating Activities:
Net loss	$(16,134,515)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of derivative liabilities	15,340,000
Financing cost – derivative warrant liabilities	474,390
Net gain from investments held in Trust Account	(67,535)
Changes in operating assets and liabilities:
Accounts payable	5,580
Prepaid expenses	(294,916)
Accrued expenses	38,300
Franchise tax payable	114,023
Net cash used in operating activities	(524,673)
Cash Flows from Investing Activities
Cash deposited in Trust Account	(200,000,000)
Net cash used in investing activities	(200,000,000)
Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	25,000
Proceeds from note payable to related party	300,000
Repayment of note payable to related party	(300,000)
Advances from related party	53,947
Repayment of advances from related party	(53,947)
Proceeds received from initial public offering, gross	200,000,000
Proceeds received from private placement	6,000,000
Offering costs paid	(4,460,843)
Net cash provided by financing activities	201,564,157
Net increase in cash	1,039,484
Cash – beginning of the period	—
Cash – end of the period	$1,039,484
Supplemental disclosure of noncash activities:
Forfeiture of Class B common stock	$75
Offering costs included in accrued expenses	$85,000
Deferred underwriting commissions in connection with the initial public offering	$7,000,000
The accompanying notes are an integral part of these financial statements.

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
Note 1 — Description of Organization, Business Operations and Basis of Presentation
FAST Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on June 4, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
All activity for the period from June 4, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the preparation of the initial public offering (the “Initial Public Offering”) described below, and since the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering.
The Company’s sponsor is FAST Sponsor, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on August 20, 2020. On August 25, 2020, the Company consummated its Initial Public Offering of 20,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $200.0 million, and incurring offering costs of approximately $11.5 million, inclusive of $7.0 million in deferred underwriting commissions (Note 6). The underwriters were granted a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 3,000,000 additional Units to cover over-allotments, if any, at $10.00 per Unit. The over-allotment option expired unexercised on October 5, 2020.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 6,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) to the Sponsor, each exercisable to purchase one share of Class A common stock at $11.50 per share, at a price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company of $6.0 million (Note 5). If the over-allotment option was exercised, the Sponsor could have purchased an additional amount of up to 600,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant.
Upon the closing of the Initial Public Offering and the Private Placement, $200.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement were placed in a trust account (“Trust Account”) located in the United States at JP Morgan Chase Bank, N.A. with Continental Stock Transfer & Trust Company acting as trustee, and are invested only in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended (the “Investment Company Act”) which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting discount held in trust) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
The Company will provide the holders of the Company’s outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion, subject to applicable law and stock exchange listing requirements. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). As a result, such common stock has been recorded at redemption amount and classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”
The Company will proceed with a Business Combination only if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination or do not vote at all. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.
The Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The Sponsor and the Company’s officers and directors (the “initial stockholders”) have agreed not to propose an amendment to the Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the initial Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or August 25, 2022 (as such period may be extended by the Company’s stockholders in accordance with the Certificate of Incorporation, the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The initial stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to the deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 or potentially less. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Basis of Presentation
The accompanying financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.
As described in the Company’s Form 8-K filed on November 18, 2021 and in Note 2 — Restatement of Previously Issued Financial Statements, the Company’s financial statements as of and for the period from June 4, 2020 (inception) through December 31, 2020, and the unaudited interim financial statements as of September 30, 2020, and for the three months ended September 30, 2020, and the period from June 4, 2020 (inception) through September 30, 2020 (collectively, the “2020 Affected Periods”), are restated in the Annual Report on Form 10-K/A (Amendment No. 2) (the “Annual Report”) to correct the misapplication of accounting guidance related to the Company’s Public Shares in the Company’s previously issued audited and unaudited condensed financial statements for such periods. The restated financial statements are indicated as “Restated” in the audited and accompanying notes, as applicable. See Note 2 — Restatement of Previously Issued Financial Statements for further discussion.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Proposed Business Combination
On February 1, 2021, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Fertitta Entertainment, Inc., a Texas corporation (“FEI”), FAST Merger Corp., a Texas corporation and direct subsidiary of the Company (“FAST Merger Corp.”) and FAST Merger Sub Inc., a Texas corporation and direct subsidiary of FAST Merger Corp. (“Merger Sub”), pursuant to which (i) the Company will change its jurisdiction of incorporation to Texas by merging with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger (the “reincorporation”), and (ii) Merger Sub will merge with and into FEI with FEI surviving the merger (the “Merger”). Upon consummation of the transactions contemplated by the Merger Agreement (the “Business Combination”), FEI will become a wholly owned subsidiary of FAST Merger Corp., which is referred to herein as “New FEI.” On June 30, 2021, the Company, FEI, FAST Merger Corp. and Merger Sub entered into an Amendment No. 1 to the Merger Agreement (“Amendment No. 1”), pursuant to which the Merger Agreement was amended to, among other things, (i) increase the number of shares of Class A common stock of New FEI to be issued to the sole stockholder of FEI such that the value of the aggregate consideration to be received by the sole stockholder increased from approximately $1.97 billion to approximately $3.84 billion in consideration for the inclusion of certain high quality assets to New FEI including Mastro’s, Catch and Vic & Anthony’s restaurants, Cadillac Bar and Fish Tales casual concepts and certain specialty entertainment assets, including Fisherman’s Wharf and Pleasure Pier in Galveston and three aquariums, (ii) provide that the shares of Class B units of Golden Nugget Online Gaming, Inc. (“GNOG”) issued in connection with the $2.2 million contribution made by LF LLC (a subsidiary of FEI) on March 31, 2021 and any additional shares acquired by LF LLC prior to the closing of the Business Combination (the “Closing”) as a result of contractually required contributions will be included as part of the transaction and (iii) extend the “Termination Date” under the Merger Agreement from November 1, 2021 to December 1, 2021.
Upon the closing of the Business Combination (the “Closing”), each share of common stock of the Company will be converted into one share of Class A common stock of New FEI and all of the outstanding equity interests of FEI will be acquired for aggregate consideration that is currently valued at approximately $1.97 billion. Such consideration will be paid to Tilman J. Fertitta, the sole stockholder of FEI, by the issuance of a number of shares of Class B common stock of New FEI, calculated based on the aggregate closing date transaction value, as determined pursuant to the Merger Agreement, and a $10 per share price of the Class B common stock. The value of the aggregate consideration will change between now and the Closing based on (i) the difference between the net debt of FEI at the Closing and the current target net

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
debt of $4.6 billion and (ii) (x) the difference between the 60-day average closing stock price of a share of Golden Nugget Online Gaming, Inc. (“GNOG”) as of the day prior to the Closing and $18.46, the closing stock price of GNOG on January 28, 2021, multiplied by (y) 31,350,625 (subject to adjustment by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any other similar event between the date of the Merger Agreement and the Closing). In addition, in connection with the Business Combination, FEI will complete an internal reorganization and spin out certain assets which are not intended to be part of the Business Combination (the “Restructuring”).
The shares of Class B common stock of New FEI will have the same economic terms as the shares of Class A common stock of New FEI, but the shares of Class B common stock of New FEI will have 10 votes per share. The outstanding shares of Class B common stock of New FEI will be subject to a “sunset” provision if Mr. Fertitta and other permitted holders of Class B common stock collectively cease to beneficially own at least 20% of the number of shares of Class B common stock of New FEI collectively held by Mr. Fertitta and other permitted transferees as of the effective date of the Business Combination.
On August 9, 2021, DraftKings Inc. (“DraftKings”) and GNOG announced that they have entered into a definitive agreement pursuant to which DraftKings will acquire GNOG in an all-stock transaction (the “DraftKings Transaction”). The Company currently expects that the Business Combination will close in the fourth quarter of 2021, prior to the expected closing of the DraftKings Transaction.
A subsidiary of FEI, as a holder of GNOG common stock, will receive the merger consideration in the DraftKings Transaction. In the DraftKings Transaction, GNOG stockholders, including such subsidiary of FEI, will receive a fixed ratio of 0.365 shares of Class A common stock of a new holding company formed by DraftKings in connection with the Transaction (“New DraftKings”), for each share of common stock of GNOG. The Company is not a party to the DraftKings Transaction.
It is anticipated that proceeds available from the Company’s trust account, after giving effect to any and all redemptions and proceeds from private placements of shares of the Company’s Class A common stock to occur immediately prior to the Closing, of which the Company currently has commitments for approximately $1.24 billion of proceeds will be used to pay transaction expenses and to partially pay down FEI’s existing indebtedness.
The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants with respect to the conduct of FEI, the Company and their respective subsidiaries prior to the Closing. Each of FEI, the Company, FAST Merger Corp. and Merger Sub has agreed to use its reasonable best efforts to cause the Business Combination to be consummated as expeditiously as practicable.
The Closing is subject to certain conditions, including, among other things, (i) approval by the Company’s stockholders, (ii) certain approvals or other determinations from certain gaming regulatory authorities, as applicable, and the absence of a material adverse regulatory event with respect to FEI, (iii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iv) the Company having at least $5,000,001 of net tangible assets at the Closing, (v) the receipt by Florida of certain tax opinions regarding the tax qualification of the Business Combination and certain aspects of the Restructuring, and (vi) the effectiveness of the Registration Statement (as defined below) and the listing of New FEI’s Class A common stock to be issued in the Business Combination on the New York Stock Exchange (the “NYSE”). In connection with the execution of the Merger Agreement, Mr. Fertitta has delivered a written consent approving the Merger Agreement and the Business Combination.
Refer to the Company’s current reports on Form 8-K, filed with the SEC on February 1, 2021 and July 1, 2021, and FAST Merger Corp.’s registration statement on Form S-4 (as amended), initially filed with the SEC on August 2, 2021 for more information.

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
Liquidity and Going Concern
As of December 31, 2020, the Company had approximately $1.0 million in its operating bank account, and working capital of approximately $1.1 million. Prior to the completion of the Initial Public Offering, the Company’s liquidity needs were satisfied through a payment of $25,000 from its Sponsor in exchange for the issuance of Founder Shares, the loan under the Note, as well as advancement of funds from the Sponsor of approximately $354,000 to the Company to cover for offering costs in connection with the Initial Public Offering. Subsequent to the consummation of the Initial Public Offering on August 25, 2020, the Company’s liquidity needs had been satisfied with the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note and advanced funds on August 25, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s officers, directors and initial stockholders may, but are not obligated to, provide the Company Working Capital Loans. To date, there were no amounts outstanding under any Working Capital Loans.
The Company has incurred and expects to incur additional significant costs in pursuit of its financing and acquisition plans including the proposed business combination described below. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the accompanying condensed consolidated financial statements are issued. Also, in connection with the Company’s assessment of going concern considerations in accordance with FASB ASC 205-40, “Basis of Presentation — Going Concern,” management has determined that mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after August 25, 2022. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.
Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have an effect on the Company’s financial position, results of the Company’s operations and/or close of the Merger Agreement, the specific impact is not readily determinable as of the date of these financial statements. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.
Note 2 — Restatement of Previously Issued Financial Statements
The Company concluded it should restate its previously issued financial statements by amending Amendment No. 1 to its Annual Report on Form 10-K/A, filed with the SEC on May 13, 2021, to classify all Class A common stock subject to possible redemption in temporary equity. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, ASC 480, paragraph 10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. The Company had previously classified a portion of its Class A common stock in permanent equity, or total stockholders’ equity. Although the Company did not specify a maximum redemption threshold, its charter currently provides that, the Company will not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. Previously, the Company did not consider redeemable stock classified as temporary equity as part of net tangible assets. Effective with these financial statements, the Company revised this interpretation to include temporary equity in net tangible assets. Also, in connection with the change in presentation for the Class A common stock subject to possible redemption, the Company also revised its earnings per share calculation to allocate income and losses shared pro rata between the two classes of shares. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of shares share pro rata in the income and losses of the Company. As a result, the Company restated its previously filed financial statements to present all redeemable Class A common stock as temporary equity and to recognize accretion from the initial book value to redemption value at the time of its Initial Public Offering and in accordance with ASC 480. The Company’s previously filed financial statements that contained the error were initially reported in the Company’s Form 8-K filed with the SEC on August 31, 2020 (the “Post-IPO Balance Sheet”), the

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
Company’s Form 10-Q for the quarterly period ended September 30, 2020, and the Company’s Annual Report on 10-K for the annual period ended December 31, 2020, which were previously restated in the Company’s Amendment No. 1 to its Form 10-K as filed with the SEC on May 13, 2021, as well as the Form 10-Qs for the quarterly periods ended March 31, 2021 and June 30, 2021 (the “Affected Periods”). These financial statements restate the Company’s previously issued audited and unaudited financial statements covering the periods through December 31, 2020. The quarterly periods ended March 31, 2021 and June 30, 2021 will be restated in the Company’s Form 10-Q for the quarterly period ended September 30, 2021.
Impact of the Restatement
The change in the carrying value of the redeemable shares of Class A common stock in the IPO Balance Sheet resulted in a decrease of approximately $5.5 million in additional paid-in capital and an increase of approximately $18.0 million to accumulated deficit, as well as a reclassification of 2,355,174 shares of Class A common stock from permanent equity to temporary equity as presented below.
As of August 25, 2020	As Reported As Previously Restated in 10-K/A Amendment No. 1	Adjustment	As Restated
Total assets	$201,823,251		$201,823,251
Total liabilities	$20,374,982		$20,374,982
Class A common stock subject to possible redemption	176,448,260	23,551,740	200,000,000
Preferred stock	—	—	—
Class A common stock	236	(236)	—
Class B common stock	575	—	575
Additional paid-in capital	5,524,476	(5,524,476)	—
Accumulated deficit	(525,278)	(18,027,028)	(18,552,306)
Total stockholders’ equity (deficit)	$5,000,009	$(23,551,740)	$(18,551,731)
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Equity (Deficit)	$201,823,251	$—	$201,823,251
The impact of the restatement on the audited balance sheet as of December 31, 2020 is presented below:
As of December 31, 2020	As Reported As Previously Restated in 10-K/A Amendment No. 1	Adjustment	As Restated
Total assets	$201,401,935		$201,401,935
Total liabilities	$35,562,903		$35,562,903
Class A common stock subject to possible redemption	160,839,030	39,160,970	200,000,000
Preferred stock	—	—	—
Class A common stock	392	(392)	—
Class B common stock	500	—	500
Additional paid-in capital	21,133,625	(21,133,625)	—
Accumulated deficit	(16,134,515)	(18,026,953)	(34,161,468)
Total stockholders’ equity (deficit)	$5,000,002	$(39,160,970)	$(34,160,968)
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Equity (Deficit)	$201,401,935	$—	$201,401,935

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
The impact of the restatement to the previously reported as restated statement of cash flows for the period ended December 31, 2020, is presented below:
Period From June 4, 2020 (Inception) Through December 31, 2020
	As Reported As Previously Restated in 10-K/A Amendment No. 1	Adjustment	As Restated
Cash Flow from Operating Activities	$(524,673)	$—	$(524,673)
Cash Flows used in Investing Activities	$(200,000,000)	$—	$(200,000,000)
Cash Flows provided by Financing Activities	$201,564,157	$—	$201,564,157
Supplemental Disclosure of Noncash Financing Activities:
Forfeiture of Class B common stock	$75	$—	$75
Offering costs included in accrued expenses	$85,000	$—	$85,000
Deferred underwriting commissions in connection with the initial public offering	$7,000,000	$—	$7,000,000
Initial value of Class A common stock subject to possible redemption	$176,448,260	$(176,448,260)	$—
Change in value of Class A common stock subject to possible redemption	$(15,609,230)	$15,609,230	$—
The impact to the reported amounts of weighted average shares outstanding and basic and diluted earnings per common share is presented below for the period ended December 31, 2020:
	Earnings Per Share
	As Reported As Previously Restated in 10-K/A Amendment No. 1	Adjustment	As Restated
For the period From June 4, 2020 (Inception) Through December 31, 2020
Net loss	$(16,134,515)	$—	$(16,134,515)
Weighted average shares outstanding – Class A common stock	20,000,000	(6,836,735)	13,163,265
Basic and diluted earnings per share – Class A common stock	$—	$(0.89)	$(0.89)
Weighted average shares outstanding – Class B common stock	5,000,000	—	5,000,000
Basic and diluted earnings per share – Class B common stock	$(3.23)	$2.34	$(0.89)
See Note 12 for the unaudited interim balance sheet restatement as of September 30, 2020, unaudited interim supplemental cash flow restatement for the period from June 4, 2020 (inception) through September 30, 2020, and the earnings per share and weighted average share restatement for the three months ended September 30, 2020 and for the period from June 4, 2020 (inception) through September 30, 2020.
Note 3 — Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000, and investments held in Trust Account. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Investments Held in the Trust Account
The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in net gain on investments, dividends and interest held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account were determined using available market information.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had approximately $1.0 million in cash as of December 31, 2020 and no cash equivalents.
Fair Value of Financial Instruments
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020, the carrying values of cash, prepaid expenses, accounts payable, accrued expenses, and franchise tax payable approximate their fair values due primarily to the short-term nature of the instruments. The Company’s investments held in Trust Account are comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in money market funds that comprise only U.S. Treasury securities and are recognized at fair value. The fair value of investments held in Trust Account is determined using quoted prices in active markets. The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of Public Warrants issued in connection with the Initial Public Offering have subsequently been measured based on the listed market price of such warrants.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred in connection with the preparation for the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A common stock issued were charged against the carrying value of the shares of Class A common stock upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2020, 20,000,000 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.
Effective with the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which, resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
Derivative Warrant Liabilities
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. In accordance with ASC 825-10 “Financial Instruments”, offering costs attributable to the issuance of the derivative warrant liabilities have been allocated based on their relative fair value of total proceeds and are recognized in the statement of operations as incurred.
The 10,000,000 issued in connection with the Initial Public Offering (the “Public Warrants”) and the 6,000,000 Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjust the

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of Public Warrants issued in connection with the Initial Public Offering have subsequently been measured based on the listed market price of such warrants.
Net Income (Loss) Per Common Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per common share is calculated by dividing the net income (loss) by the weighted average shares of common stock outstanding for the respective period.
The Company did not consider the effect of the warrants issued in connection with the Initial Public Offering and the Private Placement to purchase an aggregate of 16,000,000 shares of common stock in the calculation of diluted income (loss) per share because their exercise is contingent upon future events and since their inclusion would be anti-dilutive under the treasury stock method. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.
The following table reflects presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share for each class of common stock:
	For The Period From June 4, 2020 (inception) through December 31,2020
	Class A	Class B
Basic and diluted net loss per common share:
Numerator:
Allocation of net loss	$(11,692,991)	$(4,441,524)
Denominator:
Basic and diluted weighted average common shares outstanding	13,163,265	5,000,000
Basic and diluted net loss per common share	$(0.89)	$(0.89)
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2020. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
Recent Accounting Pronouncements
The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.
Note 4 — Initial Public Offering
On August 25, 2020, the Company consummated its Initial Public Offering of 20,000,000 Units at $10.00 per Unit, generating gross proceeds of $200.0 million, and incurring offering costs of approximately $11.5 million, inclusive of $7.0 million in deferred underwriting commissions.
Each Unit consists of one share of Class A common stock, and one-half of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).
The Company granted the underwriters a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 3,000,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price, less underwriting discounts and commissions. The over-allotment expired unexercised on October 5, 2020.
Note 5 — Related Party Transactions
Founder Shares
On June 19, 2020, the Sponsor purchased 7,187,500 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”) for an aggregate price of $25,000. On August 4, 2020, the Company effected a share capitalization resulting in an aggregate of 5,750,000 shares of Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization. The initial stockholders agreed to forfeit up to 750,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. The forfeiture would have been adjusted to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The over-allotment expired unexercised on October 5, 2020, resulting in the forfeiture of such shares.
The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if (1) the last reported sales price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the Company’s stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 6,000,000 Private Placement Warrants to the Sponsor, each exercisable to purchase one share of Class A common stock at $11.50 per share, at a price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company of $6.0 million. If the over-allotment option was exercised, the Sponsor could have purchased an additional amount of up to 600,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant. The over-allotment expired unexercised on October 5, 2020.

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
A certain portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.
Related Party Loans
On June 4, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. Through August 25, 2020, the Company borrowed $300,000 under the Note and received additional advances of approximately $54,000 from the Sponsor to cover for certain offering expenses. The Company fully repaid the Note and the advances to the Sponsor on August 25, 2020.
In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2020, the Company had no borrowings under the Working Capital Loans.
Administrative Services Agreement
The Company agreed that, commencing on the date that the Company’s securities were first listed on the New York Stock Exchange and continuing until the earlier of the Company’s consummation of a Business Combination and the Company’s liquidation, the Company will pay the Sponsor a total of $15,000 per month for office space, utilities, secretarial and administrative support services provided to members of the Company’s management team. For the period from June 4, 2020 (inception) through December 31, 2020, the Company paid and incurred $60,000 related to these services.
The Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review, on a quarterly basis, all payments that were made to the Sponsor, officers or directors, or their affiliates.
Note 6 — Commitments and Contingencies
Registration Rights
The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of Class A common stock issuable upon the

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares), are entitled to registration rights pursuant to a registration rights agreement. These holders will be entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriters were entitled to an underwriting discount of $0.20 per unit, or $4.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or $7.0 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
The underwriters would have been entitled to an additional fee of $0.6 million upon closing of the underwriters’ over-allotment option and approximately $1.1 million in deferred underwriting commissions if the over-allotment option was exercised in full. The over-allotment expired unexercised on October 5, 2020.
Risks and uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have an effect on the Company’s financial position, results of its operations and/or close of the Merger Agreement, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Note 7 — Derivative Warrant Liabilities
As of December 31, 2020, the Company 10,000,000 and 6,000,000 Public Warrants and Private Warrants outstanding, respectively.
Public Warrants may only be exercised in whole and only for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use the Company’s best efforts to register or qualify the shares under applicable blue sky laws to the extent an

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
exemption is not available. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The warrants have an exercise price of $11.50 per share, subject to adjustments. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the Company’s initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants for cash” will be adjusted (to the nearest cent) to be equal to 185% of the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last sales price of the Class A common stock equals or exceeds $18.00 per share on each of 20 trading days within the 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.
In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
Note 8 — Class A Common Stock Subject to Possible Redemption
The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 20,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
Company’s Class A common stock are entitled to one vote for each share. As of December 31, 2021, there were 20,000,000 shares of Class A common stock outstanding, which were all subject to possible redemption and classified outside of permanent equity in the balance sheets.
The Class A common stock subject to possible redemption reflected on the balance sheet is reconciled on the following table:
Gross proceeds	$200,000,000
Less:
Fair value of Public Warrants at issuance	(8,000,000)
Offering costs allocated to Class A common stock subject to possible redemption	(11,071,453)
Plus:
Accretion of carrying value to redemption value	19,071,453
Class A common stock subject to possible redemption	$200,000,000
Note 9 — Stockholders’ Deficit
Class A Common Stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2020, there were 20,000,000 shares of Class A common stock issued and outstanding. Of the outstanding shares of Class A common stock, 20,000,000 were subject to possible redemption at December 31, 2020, and therefore classified outside of permanent equity. See Note 8.
Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. On June 19, 2020, the Company issued 7,187,500 shares of Class B common stock. On August 4, 2020, the Company effected a share capitalization resulting in an aggregate of 5,750,000 Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization. Of the 5,750,000 Class B common stock outstanding, up to 750,000 shares of Class B common stock were subject to forfeiture to the Company by the initial stockholders for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the number of shares of Class B common stock would collectively equal 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. The over-allotment expired unexercised on October 5, 2020, resulting in 5,000,000 Class B common stock outstanding as of December 31, 2020.
Stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as required by law.
The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.
Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no shares of preferred stock issued or outstanding.
Note 10 — Fair Value Measurements
The Company follows the guidance in FASB ASC Topic 820, “Fair Value Measurements”, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of December 31, 2020, by level within the fair value hierarchy:
December 31, 2020
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Investments held in Trust Account	$200,067,535	$—	$—
Liabilities
Derivative warrant liabilities – Public Warrants	$17,400,000	$—	$—
Derivative warrant liabilities – Private Warrants	$—	$—	$10,920,000
Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement as of December 2020, as the Public Warrants were separately listed and traded.
The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of Public Warrants issued in connection with the Initial Public Offering have been measured based on the listed market price of such warrants, a Level 1 measurement, since October 2020. For the period ended December 31, 2020, the Company recognized a charge to the statement of operations resulting from an increase in the fair value of liabilities of approximately $15.3 million presented as change in fair value of derivative warrant liabilities on the accompanying statement of operations.
The estimated fair value of the Private Placement Warrants, and the Public Warrants prior to being separately listed and traded, is determined using Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.
The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates for both the Public and Private Placement Warrants on August 25, 2020 and September 30, 2020 and for the Private Placement Warrants only at December 31, 2020:

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
	As of August 25, 2020	As of September 30, 2020	As of December 31, 2020
Stock Price	$9.60	$9.58	$10.24
Volatility	15.5%	15.5%	24.0%
Expected life of the options to convert	6	5.75	5.5
Risk-free rate	0.40%	0.35%	0.43%
Dividend yield	0.0%	0.0%	0.0%
The change in the fair value of the derivative warrant liabilities for the period from June 4, 2020 (inception) through December 31, 2020 is summarized as follows:
Issuance of Public and Private Warrants, Level 3 measurments	$12,980,000
Transfer out of Public Public Warrants to Level 1	(7,900,000)
Change in fair value of derivative warrant liabilities measured with Level 3 inputs	5,840,000
Derivative warrant liabilities measured with Level 3 inputs, December 31, 2020	$10,920,000
Note 11 — Income Taxes
The Company’s taxable income primarily consists of interest income on the Trust Account, less any franchise taxes. The Company’s formation and operating costs are generally considered start-up costs and are not currently deductible.
The income tax provision (benefit) consists of the following for the period June 4, 2020 (inception) through December 31, 2020:
Current
Federal	$(22,355)
State	—
Deferred
Federal	(44,871)
State	—
Change in valuation allowance	67,226
Income tax provision	$—
The Company’s net deferred tax asset is summarized as follows as of December 31, 2020:
Deferred tax asset:
Start-up/organization costs	$44,871
Net operating loss carryforwards	22,355
Total deferred tax assets	67,226
Valuation allowance	(67,226)
Deferred tax asset, net of allowance	$—
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. As of December 31, 2020, the valuation allowance was approximately $67,000.
A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate at December 31, 2020 is as follows:
Statutory Federal income tax rate	21.0%
Change in fair value of derivative warrant liabilities	(20.0)
Financing cost on derivative warrant liabilities	(0.6)
Change in Valuation Allowance	(0.4)%
Effective tax rate	0.0%
There were no unrecognized tax benefits as of December 31, 2020. No amounts were accrued for the payment of interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Note 12 —  Quarterly Financial Information (Unaudited)
The following tables contain unaudited quarterly financial information for the quarterly period ended September 30, 2020, that has been updated to reflect the restatement of the Company’s financial statements as described in Note 2 — Restatement of Previously Issued Financial Statements. The restatement had no impact net loss, net cash flows from operating, investing or financing activities. The Company has not amended its previously filed Quarterly Report on Form 10-Q for the Affected Period. The financial information that has been previously filed or otherwise reported for the Affected Period is superseded by the information in the Annual Report, and the financial statements and related financial information for the Affected Period contained in such previously filed report should no longer be relied upon.
As of September 30, 2020	As Reported As Previously Restated in 10-K/A Amendment No. 1	Adjustment	As Restated
Total assets	$201,529,675	—	$201,529,675
Total liabilities	$19,837,020	—	$19,837,020
Class A common stock subject to possible redemption	176,692,650	23,307,350	200,000,000
Preferred stock	—	—	—
Class A common stock	233	(233)	—
Class B common stock	575	—	575
Additional paid-in capital	5,280,089	(5,280,089)	—
Accumulated deficit	(280,892)	(18,027,028)	(18,307,920)
Total stockholders’ equity (deficit)	$5,000,005	$(23,307,350)	$(18,307,345)
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Equity (Deficit)	$201,529,675	$—	$201,529,675

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
Period From June 4, 2020 (Inception) Through September 30, 2020
	As Reported As Previously Restated in 10-K/A Amendment No. 1	Adjustment	As Restated
Cash Flow from Operating Activities	$(415,674)	$—	$(415,674)
Cash Flows used in Investing Activities	$(200,000,000)	$—	$(200,000,000)
Cash Flows provided by Financing Activities	$201,564,157	$—	$201,564,157
Supplemental Disclosure of Noncash Financing Activities:
Offering costs included in accrued expenses	$85,000	$—	$85,000
Deferred underwriting commissions in connection with the initial public offering	$7,000,000	$—	$7,000,000
Initial value of Class A common stock subject to possible redemption	$176,448,260	$(176,448,260)	$—
Change in value of Class A common stock subject to possible redemption	$244,390	$(244,390)	$—
	Earnings Per Share
	As Reported As Previously Restated in 10-K/A Amendment No. 1	Adjustment	As Restated
Three Months ended September 30, 2020
Net loss	$(262,685)	$—	$(262,685)
Weighted average shares outstanding – Class A common stock	20,000,000	(11,956,522)	8,043,478
Basic and diluted loss per share – Class A common stock	$0.00	$(0.02)	$(0.02)
Weighted average shares outstanding – Class B common stock	5,000,000	—	5,000,000
Basic and diluted loss per share – Class B common stock	$(0.05)	$0.03	$(0.02)
	Earnings Per Share
	As Reported As Previously Restated in 10-K/A Amendment No. 1	Adjustment	As Restated
For the period From June 4, 2020 (Inception) Through September 30, 2020
Net loss	$(280,892)	$—	$(280,892)
Weighted average shares outstanding – Class A common stock	20,000,000	(12,884,615)	7,115,385
Basic and diluted loss per share – Class B common stock	$0.00	$(0.02)	$(0.02)
Weighted average shares outstanding	5,000,000	—	5,000,000
Basic and diluted loss per share	$(0.06)	$0.04	$(0.02)

FAST ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
Note 13 — Subsequent Events
As described in Note 1, on February 1, 2021, FAST Acquisition Corp. (the “Company”) entered into an agreement and plan of merger (the “Merger Agreement”) with Fertitta Entertainment, Inc., a Texas corporation (“FEI”), FAST Merger Corp., a Texas corporation and direct subsidiary of the Company (“FAST Merger Corp.”) and FAST Merger Sub Inc., a Texas corporation and direct subsidiary of FAST Merger Corp. (“Merger Sub”), pursuant to which (i) the Company will change its jurisdiction of incorporation to Texas by merging with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger (the “reincorporation”), and (ii) Merger Sub will merge with and into FEI with FEI surviving the merger (the “Merger”). Upon consummation of the transactions contemplated by the Merger Agreement (the “Business Combination”), FEI will become a wholly owned subsidiary of FAST Merger Corp., which is referred to herein as “New FEI.” The Closing is subject to certain conditions. Refer to the Company’s current reports on Form 8-K, filed with the SEC on February 1, 2021, and July 1, 2021, and FAST Merger Corp.’s registration statement on Form S-4 (as amended), initially filed with the SEC on August 2, 2021 for more information.
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date the financial statements were issued. Other than as described herein, including in Note 2 (Restatement), the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

FAST ACQUISITION CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
	September 30, 2021	December 31, 2020
	(Unaudited)
Assets:
Current assets:
Cash	$228,039	$1,039,484
Prepaid expenses	197,392	294,916
Total current assets	425,431	1,334,400
Investments held in Trust Account	200,017,289	200,067,535
Total Assets	$200,442,720	$201,401,935
Liabilities and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$135,141	$5,580
Accrued expenses	2,257,405	123,300
Franchise tax payable	79,313	114,023
Total current liabilities	2,471,859	242,903
Derivative warrant liabilities	95,560,000	28,320,000
Deferred underwriting commissions in connection with the initial public offering	7,000,000	7,000,000
Total liabilities	105,031,859	35,562,903
Commitments and Contingencies
Class A common stock; 20,000,000 shares subject to possible redemption at $10.00 per share as of September 30, 2021 and December 31, 2020	200,000,000	200,000,000
Stockholders’ Deficit:
Preferred stock, 0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, 0.0001 par value; 380,000,000 shares authorized; no non-redeemable shares issued or outstanding as of September 30, 2021 and December 31, 2020	—	—
Class B common stock, 0.0001 par value; 20,000,000 shares authorized; 5,000,000 shares issued and outstanding as of September 30, 2021 and December 31, 2020	500	500
Additional paid-in capital	—	—
Accumulated deficit	(104,589,639)	(34,161,468)
Total stockholders’ deficit	(104,589,139)	(34,160,968)
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Equity (Deficit)	$200,442,720	$201,401,935
The accompanying notes are an integral part of these condensed consolidated financial statements.

FAST ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	For the Three Months Ended September 30,		For the Nine Months Ended September 30, 2021	For The Period From June 4, 2020 (inception) through September 30, 2020(1)
	2021	2020(1)
General and administrative expenses	$615,130	$81,966	2,949,582	$85,876
Administrative expenses – related party	45,000	15,000	135,000	15,000
Franchise tax expense	53,058	49,863	149,821	64,160
Loss from operations	(713,188)	(146,829)	(3,234,403)	(165,036)
Other (expense) income:
Financing cost – derivative warrant liabilities	—	(474,390)	—	(474,390)
Change in fair value of derivative warrant liabilities	(46,620,000)	340,000	(67,240,000)	340,000
Net gain (loss) from investments held in Trust Account	23,774	18,534	46,232	18,534
Net loss	$(47,309,414)	$(262,685)	$(70,428,171)	$(280,892)
Weighted average shares outstanding of Class A common stock	20,000,000	8,043,478	20,000,000	7,115,385
Basic and diluted net loss per share, Class A common stock	$(1.89)	$(0.02)	$(2.82)	$(0.02)
Weighted average shares outstanding of Class B common stock	5,000,000	5,000,000	5,000,000	5,000,000
Basic and diluted net loss per share, Class B common stock	$(1.89)	$(0.02)	$(2.82)	$(0.02)

(1)
Restated weighted average shares outstanding and basic and diluted net loss per share amounts only. See Note 2.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FAST ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
	For the Three and Nine Months Ended September 30, 2021
	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2020	—	—	5,000,000	$500	$—	$(34,161,468)	$(34,160,968)
Net loss	—	—	—	—	—	(20,841,633)	(20,841,633)
Balance – March 31, 2021 (unaudited), as restated	—	—	5,000,000	500	—	(55,003,101)	(55,002,601)
Net loss	—	—	—	—		(2,277,124)	(2,277,124)
Balance – June 30, 2021 (unaudited), as restated	—	—	5,000,000	500	—	(57,280,225)	(57,279,725)
Net loss	—	—	—	—	—	(47,309,414)	(47,309,414)
Balance – September 30, 2021 (unaudited)	—	—	5,000,000	$500	$—	$(104,589,639)	$(104,589,139)
	For The Period From June 4, 2020 (inception) through September 30, 2020
	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholder’s Equity (Deficit)
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – June 4, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor(1)	—	—	5,750,000	575	24,425	—	25,000
Net loss	—	—	—	—	—	(18,207)	(18,207)
Balance – June 30, 2020 (unaudited)	—	$—	5,750,000	$575	$24,425	$(18,207)	$6,793
Excess of cash received over fair value of private placement warrants	—	—	—	—	1,020,000	—	1,020,000
Accretion of Class A common stock subject to possible redemption amount					(1,044,425)	(18,027,028)	(19,071,453)
Net loss	—	—	—	—	—	(262,685)	(262,685)
Balance – September 30, 2020 (unaudited)	—	$—	5,750,000	$575	$—	$(18,307,920)	$(18,307,345)

(1)
This number included an aggregate of up to 750,000 Class B common stock subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters. The over-allotment expired unexercised on October 5, 2020, resulting in the forfeiture of 750,000 Founder Shares.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FAST ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
	For the Nine Months Ended September 30, 2021	For The Period From June 4, 2020 (inception) through September 30, 2020
Cash Flows from Operating Activities:
Net loss	$(70,428,171)	$(280,892)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	67,240,000	(340,000)
Financing Costs – derivative warrant liabilities	—	474,390
Net gain from investments held in Trust Account	(46,232)	(18,525)
Changes in operating assets and liabilities:
Accounts payable	129,561	11,685
Prepaid expenses	97,524	(362,667)
Accrued expenses	2,134,105	36,175
Franchise tax payable	(34,710)	64,160
Net cash used in operating activities	(907,923)	(415,674)
Cash Flows from Investing Activities
Cash deposited in Trust Account	—	(200,000,000)
Interest released from Trust Account	96,478	—
Net cash used in investing activities	96,478	(200,000,000)
Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	—	25,000
Proceeds from note payable to related party	—	300,000
Repayment of advances to related party	—	(300,000)
Advances from related party	—	53,947
Repayment of advances from related party	—	(53,947)
Proceeds received from initial public offering, gross	—	200,000,000
Proceeds received from private placement	—	6,000,000
Offering costs paid	—	(4,460,843)
Net cash provided by financing activities	—	201,564,157
Net increase in cash	(811,445)	1,148,483
Cash – beginning of the period	1,039,484	—
Cash – end of the period	$228,039	$1,148,483
Supplemental disclosure of noncash activities:
Offering costs included in accrued expenses	$—	$85,000
Deferred underwriting commissions in connection with the initial public offering	$—	$7,000,000
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Description of Organization, Business Operations and Basis of Presentation
FAST Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on June 4, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
As of September 30, 2021, the Company had not commenced any operations. All activity for the period from June 4, 2020 (inception) through September 30, 2021, relates to the Company’s formation and the preparation of the initial public offering (the “Initial Public Offering”) described below, and since the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The Company’s sponsor is FAST Sponsor, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on August 20, 2020. On August 25, 2020, the Company consummated its Initial Public Offering of 20,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $200.0 million, and incurring offering costs of approximately $11.5 million, inclusive of $7.0 million in deferred underwriting commissions (Note 5).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 6,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) to the Sponsor, each exercisable to purchase one share of Class A common stock at $11.50 per share, at a price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company of $6.0 million (Note 4). If the over-allotment option was exercised, the Sponsor could have purchased an additional amount of up to 600,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant.
Upon the closing of the Initial Public Offering and the Private Placement, $200.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement were placed in a trust account (“Trust Account”) located in the United States at JP Morgan Chase Bank, N.A. with Continental Stock Transfer & Trust Company acting as trustee, and are invested only in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended (the “Investment Company Act”) which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting discount held in trust) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The Company will provide the holders of the Company’s outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion, subject to applicable law and stock exchange listing requirements. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). As a result, such common stock has been recorded at redemption amount and classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”
The Company will proceed with a Business Combination only if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination or don’t vote at all. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.
The Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The Sponsor and the Company’s officers and directors (the “initial stockholders”) have agreed not to propose an amendment to the Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the initial Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or August 25, 2022 (as such period may be extended by the Company’s stockholders in accordance with the Certificate of Incorporation, the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The initial stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period, and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 or potentially less. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Proposed Business Combination
On February 1, 2021, the Company entered into an agreement and plan of merger (as amended, the “Merger Agreement”) with Fertitta Entertainment, Inc., a Texas corporation (“FEI”), FAST Merger Corp., a Texas corporation and direct subsidiary of the Company (“FAST Merger Corp.”) and FAST Merger Sub Inc., a Texas corporation and direct subsidiary of FAST Merger Corp. (“Merger Sub”), pursuant to which (i) the Company will change its jurisdiction of incorporation to Texas by merging with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger (the “reincorporation”), and (ii) Merger Sub will merge with and into FEI with FEI surviving the merger (the “Merger”). Upon consummation of the transactions contemplated by the Merger Agreement (the “Business Combination”), FEI will become a wholly owned subsidiary of FAST Merger Corp., which is referred to herein as “New FEI.” On June 30, 2021, the Company, FEI, FAST Merger Corp. and Merger Sub entered into an Amendment No. 1 to the Merger Agreement (“Amendment No. 1”), pursuant to which the Merger Agreement was amended to, among other things, (i) increase the number of shares of Class A common stock of New FEI to be issued to the sole stockholder of FEI such that the value of the aggregate consideration to be received by the sole stockholder increased from approximately $1.97 billion to approximately $3.84 billion in consideration for the inclusion of certain high quality assets to New FEI including Mastro’s, Catch and Vic & Anthony’s restaurants, Cadillac Bar and Fish Tales casual concepts and certain specialty entertainment assets, including Fisherman’s Wharf and Pleasure Pier in Galveston and three aquariums, (ii) provide that the shares of Class B units of Golden Nugget Online Gaming, Inc. (“GNOG”) issued in connection with the

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
$2.2 million contribution made by LF LLC (a subsidiary of FEI) on March 31, 2021 and any additional shares acquired by LF LLC prior to the closing of the Business Combination (the “Closing”) as a result of contractually required contributions will be included as part of the transaction and (iii) extend the “Termination Date” under the Merger Agreement from November 1, 2021 to December 1, 2021.
Upon the Closing, each share of common stock of the Company will be converted into one share of Class A common stock of New FEI and all of the outstanding equity interests of FEI will be acquired for aggregate consideration that is currently valued at approximately $3.84 billion. Such consideration will be paid to Tilman J. Fertitta, the sole stockholder of FEI, by the issuance of a number of shares of Class B common stock of New FEI, calculated based on the aggregate closing date transaction value, as determined pursuant to the Merger Agreement, and a $10 per share price of the Class B common stock. The value of the aggregate consideration will change between now and the Closing based on (i) the difference between the net debt of FEI at the Closing and the current target net debt of $4.6 billion and (ii) (x) the difference between the 60-day average closing stock price of a share of GNOG as of the day prior to the Closing and $18.46, the closing stock price of GNOG on January 28, 2021, multiplied by (y) 31,350,625 (subject to adjustment by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any other similar event between the date of the Merger Agreement and the Closing). In addition, in connection with the Business Combination, FEI will complete an internal reorganization and spin out certain assets which are not intended to be part of the Business Combination (the “Restructuring”).
The shares of Class B common stock of New FEI will have the same economic terms as the shares of Class A common stock of New FEI, but the shares of Class B common stock of New FEI will have 10 votes per share. The outstanding shares of Class B common stock of New FEI will be subject to a “sunset” provision if Mr. Fertitta and other permitted holders of New FEI Class B common stock collectively cease to beneficially own at least 20% of the number of shares of Class B common stock of New FEI collectively held by Mr. Fertitta and other permitted transferees as of the effective date of the Business Combination.
On August 9, 2021, DraftKings Inc. (“DraftKings”) and GNOG announced that they have entered into a definitive agreement pursuant to which DraftKings will acquire GNOG in an all-stock transaction (the “DraftKings Transaction”). The Company currently expects that the Business Combination will close in the fourth quarter of 2021, prior to the expected closing of the DraftKings Transaction.
The Merger Agreement does not prohibit FEI from selling the stock of GNOG and the Company’s consent was not required for the DraftKings Transaction. The Merger Agreement provides that the Merger Consideration (as defined therein) payable to FEI’s sole stockholder will be adjusted by (a)(i) an amount equal to the difference between the 60-day average closing stock price of a share of GNOG as of the day prior to the closing of the Business Combination, multiplied by (ii) the number of shares of stock of GNOG owned by FEI as of the Closing, and (b)(i) $13.00, multiplied by (ii) 31,494,175. The Merger Consideration payable to the sole stockholder of FEI will increase or decrease to the extent GNOG’s stock price increases or decreases as a result of the announcement of the DraftKings Transaction in relation to the $13.00 reference price in the Merger Agreement.
A subsidiary of FEI, as a holder of GNOG common stock, will receive the merger consideration in the DraftKings Transaction. In the DraftKings Transaction, GNOG stockholders, including such subsidiary of FEI, will receive a fixed ratio of 0.365 shares of Class A common stock of a new holding company formed by DraftKings in connection with the Transaction (“New DraftKings”), for each share of common stock of GNOG. The Company is not a party to the DraftKings Transaction.
It is anticipated that proceeds available from the Company’s trust account, after giving effect to any and all redemptions and proceeds from private placements of shares of the Company’s Class A common stock to occur immediately prior to the Closing, of which the Company currently has commitments for approximately $1.24 billion of proceeds will be used to pay transaction expenses and to partially pay down FEI’s existing indebtedness.

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants with respect to the conduct of FEI, the Company and their respective subsidiaries prior to the Closing. Each of FEI, the Company, FAST Merger Corp. and Merger Sub has agreed to use its reasonable best efforts to cause the Business Combination to be consummated as expeditiously as practicable.
The Closing is subject to certain conditions, including, among other things, (i) approval by the Company’s stockholders, (ii) certain approvals or other determinations from certain gaming regulatory authorities, as applicable, and the absence of a material adverse regulatory event with respect to FEI, (iii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iv) the Company having at least $5,000,001 of net tangible assets at the Closing, (v) the receipt by Florida of certain tax opinions regarding the tax qualification of the Business Combination and certain aspects of the Restructuring, and (vi) the effectiveness of the Registration Statement (as defined below) and the listing of New FEI’s Class A common stock to be issued in the Business Combination on the New York Stock Exchange (the “NYSE”). In connection with the execution of the Merger Agreement, Mr. Fertitta has delivered a written consent approving the Merger Agreement and the Business Combination.
Refer to the Company’s current reports on Form 8-K, filed with the SEC on February 1, 2021 and July 1, 2021, and FAST Merger Corp.’s registration statement on Form S-4 (as amended), initially filed with the SEC on August 2, 2021 for more information.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Liquidity and Going Concern
The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As of September 30, 2021, the Company had approximately $0.2 million in its operating bank account and a working capital deficit of approximately $2.0 million (not taking into account approximately $79,000 of tax obligations that may be paid using

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
investment income classified in the Trust Account). The Company has incurred and expects to incur additional significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the accompanying condensed consolidated financial statements are issued.
In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC 205-40, “Basis of Presentation — Going Concern,” management has determined that the working capital deficit and mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after August 25, 2022. The unaudited condensed consolidated financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.
Note 2 — Summary of Significant Accounting Policies and Basis of Presentation
Basis of Presentation and Principles of Consolidation
The accompanying condensed consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the periods three and nine months ended September 30, 2021, are not necessarily indicative of the results that may be expected through December 31, 2021.
The condensed consolidated financial statements of the Company include its wholly owned subsidiary in connection with the planned merger. All inter-company accounts and transactions are eliminated in consolidation.
The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K/A filed with the SEC on November 18, 2021.
Restatement of Previously Issued Financial Statements
In preparation of the Company’s unaudited condensed financial statements for the quarterly period ended September 30, 2021, the Company concluded it should restate its previously issued financial statements to classify all Class A common stock subject to possible redemption in temporary equity. In accordance with the SEC and its staff’s guidance on redeemable equity instruments in ASC 480-10-S99, redemption provisions not solely within the control of the Company, require common stock subject to redemption to be classified outside of permanent equity. The Company had previously classified a portion of its Class A common stock in permanent equity. Although the Company did not specify a maximum redemption threshold, its charter currently provides that the Company will not redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. Previously, the Company did not consider redeemable shares classified as temporary equity as part of net tangible assets. Effective with these condensed consolidated financial statements, the Company revised this interpretation to include temporary equity in net tangible assets. In connection with the change in presentation for the Class A common stock subject to possible redemption, the Company has restated its earnings per share calculation to allocate income and losses shared pro rata between the two classes of shares. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of shares participate pro rata in the income and losses of the Company.
In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Current Year Financial Statements,” the Company evaluated the corrections and has determined that the related impact was material to the previously filed financial statements that contained the error, reported in the Company’s Form 10-Qs for the quarterly periods ended March 31, 2021, and June 30, 2021 (the “Affected Quarterly Periods”). Therefore, the Company, in consultation with its Audit Committee, concluded that the Affected Quarterly Periods should be restated to present all Class A common stock subject to possible redemption as temporary equity and to recognize accretion from the initial book value to redemption value at the time of its Initial Public Offering. As such, the Company is reporting these restatements to those periods in this quarterly report.
The impact of the restatement on the financial statements for the Affected Quarterly Periods is presented below.
The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported balance sheet as of March 31, 2021:
As of March 31, 2021 (Unaudited)	As Reported	Adjustment	As Restated
Total assets	$200,872,655		$200,872,655
Total liabilities	$55,875,256		$55,875,256
Class A common stock subject to possible redemption	139,997,390	60,002,610	200,000,000
Preferred stock	—	—	—
Class A common stock	600	(600)	—
Class B common stock	500	—	500
Additional paid-in capital	41,975,057	(41,975,057)	—
Accumulated deficit	(36,976,148)	(18,026,953)	(55,003,101)
Total stockholders’ equity (deficit)	$5,000,009	$(60,002,610)	$(55,002,601)
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Equity (Deficit)	$200,872,655	$—	$200,872,655
The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported statement of cash flows for the three months ended March 31, 2021:
Three Months Ended March 31, 2021 (Unaudited)
	As Reported	Adjustment	As Restated
Cash Flow from Operating Activities	$(610,434)	$—	$(610,434)
Cash Flows used in Investing Activities	$—	$—	$—
Cash Flows provided by Financing Activities	$85,000	$—	$85,000
Supplemental Disclosure of Noncash Financing Activities:
Change in value of Class A common stock subject to possible redemption	$(20,841,640)	$20,841,640	$—
The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported balance sheet as of June 30, 2021:
As of June 30, 2021 (Unaudited)	As Reported	Adjustment	As Restated
Total assets	$200,616,025		$200,616,025
Total liabilities	$57,895,749		$57,895,749
Class A common stock subject to possible redemption	137,720,270	62,279,730	200,000,000

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2021 (Unaudited)	As Reported	Adjustment	As Restated
Preferred stock	—	—	—
Class A common stock	623	(623)	—
Class B common stock	500	—	500
Additional paid-in capital	44,252,155	(44,252,155)	—
Accumulated deficit	(39,253,272)	(18,026,953)	(57,280,225)
Total stockholders’ equity (deficit)	$5,000,006	$(62,279,730)	$(57,279,725)
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Equity (Deficit)	$200,616,025	$—	$200,616,025
The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported statement of cash flows for the six months ended June 30, 2021:
Six Months ended June 30, 2021 (Unaudited)
	As Reported	Adjustment	As Restated
Cash Flow from Operating Activities	$(777,595)	$—	$(777,595)
Cash Flows used in Investing Activities	$96,478	$—	$96,478
Cash Flows provided by Financing Activities	$—	$—	$—
Supplemental Disclosure of Noncash Financing Activities:
Change in value of Class A common stock subject to possible redemption	$(23,118,761)	$23,118,761	$—
The impact to the reported amounts of weighted average shares outstanding and basic and diluted earnings per common share is presented below for the Affected Quarterly Periods:
	Earnings Per Share
	As Reported	Adjustment	As Restated
Three Months Ended March 31, 2021 (Unaudited)
Net loss	$(20,841,633)	$—	$(20,841,633)
Weighted average shares outstanding – Class A common stock	20,000,000	—	20,000,000
Basic and diluted earnings per share – Class A common stock	$—	$(0.83)	$(0.83)
Weighted average shares outstanding – Class B common stock	5,000,000	$—	$5,000,000
Basic and diluted earnings per share – Class B common stock	$(4.17)	$3.34	$(0.83)
	Earnings Per Share
	As Reported	Adjustment	As Restated
Three Months Ended June 30, 2021 (Unaudited)
Net loss	$(2,277,124)	$—	$(2,277,124)
Weighted average shares outstanding – Class A common stock	20,000,000	—	20,000,000
Basic and diluted earnings per share – Class A common stock	$—	$(0.09)	$(0.09)
Weighted average shares outstanding – Class B common stock	$5,000,000	$—	$5,000,000
Basic and diluted earnings per share – Class B common stock	$(0.45)	$0.36	$(0.09)

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
	Earnings Per Share
	As Reported	Adjustment	As Restated
Six Months ended June 30, 2021 (Unaudited)
Net loss	$(23,118,757)	$—	$(23,118,757)
Weighted average shares outstanding – Class A common stock	20,000,000	—	20,000,000
Basic and diluted earnings per share – Class A common stock	$—	$(0.92)	$(0.92)
Weighted average shares outstanding – Class B common stock	5,000,000	—	5,000,000
Basic and diluted earnings per share – Class B common stock	$(4.62)	$3.70	$(0.92)
Use of Estimates
The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of income and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the accompanying unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000, and investments held in Trust Account. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents outside of funds held in the Trust Account as of September 30, 2021, and December 31, 2020.
Investments Held in the Trust Account
The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income on investments held in the Trust Account in the accompanying unaudited condensed statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. The Company withdrew approximately $11,000, and $96,000 on interest from the Trust to pay franchise taxes during the three and nine months ended September 30, 2021
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” equal or approximate the carrying amounts represented in the condensed balance sheets.

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:
•
Level 1, defined as unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•
Level 2, defined as quoted prices in markets that are not active or financial instruments for which significant inputs to models are observable (including but not limited to quoted prices for similar securities, interest rates, foreign exchange rates, volatility and credit risk), either directly or indirectly; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
As of September 30, 2021, and December 31, 2020, the carrying values of cash, accounts payable, accrued expenses, prepaid expenses and franchise tax payable approximate their fair values due to the short-term nature of the instruments. The Company’s investments held in Trust Account are comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in a money market funds that comprise only U.S. Treasury securities and are recognized at fair value. The fair value of investments held in Trust Account is determined using quoted prices in active markets.
Derivative Warrant Liabilities
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, Derivatives and Hedging (“ASC 815”), paragraph 15 Embedded Derivatives (“ASC 815-15”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.
The 10,000,000 warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the 6,000,000 Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815, paragraph 40, Contracts in Entity’s Own Equity (“ASC 815-40”). Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of Public Warrants issued in connection with the Initial Public Offering have subsequently been measured based on the listed market price of such warrants.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at September 30, 2021 and December 31, 2020, 20,000,000 shares of Class A common stock subject to possible redemption, respectively, are presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed consolidated balance sheet.
Effective with the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which, resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
Net Income (Loss) Per Common Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per common share is calculated by dividing the net income (loss) by the weighted average shares of common stock outstanding for the respective period.
The Company did not consider the effect of the warrants issued in connection with the Initial Public Offering and the Private Placement to purchase an aggregate of 16,000,000 shares of common stock in the calculation of diluted income (loss) per share because their exercise is contingent upon future events and since their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net loss per share is the same as basic net loss per share for the three months ended September 30, 2021 and 2020, for the nine months ended September 30, 2021, and the period from June 4, 2020 (inception) through September 30, 2020. Accretion associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.
The following table reflects presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share for each class of common stock:
	For the Three Months Ended September 30, 2021		For the Nine Months Ended September 30, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net loss per common share:
Numerator:
Allocation of net loss	$(37,847,531)	$(9,461,883)	$(56,342,537)	$(14,085,634)
Denominator:
Basic and diluted weighted average common shares outstanding	20,000,000	5,000,000	20,000,000	5,000,000
Basic and diluted net loss per common share	$(1.89)	$(1.89)	$(2.82)	$(2.82)

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
	For the Three Months Ended September 30, 2020		For The Period From June 4, 2020 (inception) through September 30, 2020
	Class A	Class B	Class A	Class B
Basic and diluted net loss per common share:
Numerator:
Allocation of net loss	$(161,989)	$(100,696)	$(164,968)	$(115,924)
Denominator:
Basic and diluted weighted average common shares outstanding	8,043,478	5,000,000	7,115,385	5,000,000
Basic and diluted net loss per common share	$(0.02)	$(0.02)	$(0.02)	$(0.02)
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2021, and December 31, 2020, the Company had deferred tax assets with a full valuation allowance against them.
FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2021. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of September 30, 2021, and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company may be subject to potential examination by U.S. federal, U.S. state or foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Recent Issued Accounting Standards
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The guidance may be early adopted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the impact of this standard on its condensed consolidated financial statements and related disclosures.

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities were expensed as incurred and presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A common stock issued were charged against the carrying value of the shares of Class A common stock upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Note 3 — Initial Public Offering
On August 25, 2020, the Company consummated its Initial Public Offering of 20,000,000 Units at $10.00 per Unit, generating gross proceeds of $200.0 million, and incurring offering costs of approximately $11.5 million, inclusive of $7.0 million in deferred underwriting commissions.
Each Unit consists of one share of Class A common stock, and one-half of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).
Note 4 — Related Party Transactions
Founder Shares
On June 19, 2020, the Sponsor purchased 7,187,500 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”) for an aggregate price of $25,000. On August 4, 2020, the Company effected a share capitalization resulting in an aggregate of 5,750,000 Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization. The initial stockholders agreed to forfeit up to 750,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. The forfeiture would have been adjusted to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The over-allotment expired unexercised on October 5, 2020, resulting in the forfeiture of 750,000 Founder Shares.
The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if (1) the last reported sales price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the Company’s stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 6,000,000 Private Placement Warrants to the Sponsor, each exercisable to purchase one share of Class A common stock at $11.50 per share, at a price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company of $6.0 million. If the over-allotment option was exercised, the Sponsor could have purchased an additional amount of up to 600,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant. The over-allotment expired unexercised on October 5, 2020.
A certain portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.
Related Party Loans
In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.
Administrative Services Agreement
The Company agreed that, commencing on the date that the Company’s securities are first listed on the New York Stock Exchange and continuing until the earlier of the Company’s consummation of a Business Combination and the Company’s liquidation, the Company will pay the Sponsor a total of $15,000 per month for office space, utilities, secretarial and administrative support services provided to members of the Company’s management team. The Company incurred $45,000 and $135,000 for such services for the three- and nine-month periods ended September 30, 2021, respectively, and incurred $15,000 for the three months ended September 30, 2020, and the period from June 4, 2020 (inception) through September 30, 2020, included as general and administrative expenses — related parties on the condensed consolidated statement of operations. At September 30, 2021, $15,000 was included as prepaid expenses on the accompanying condensed consolidated balance sheets for such services. At December 31, 2020, there were no prepaid or accrued expenses on the accompanying condensed consolidated balance sheets for such services.
The Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or their affiliates.

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 5 — Commitments and Contingencies
Registration Rights
The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares), are entitled to registration rights pursuant to a registration rights agreement. These holders will be entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriters were entitled to an underwriting discount of $0.20 per unit, or $4.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or $7.0 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed consolidated financial statements. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Note 6 — Warrants
As of September 30, 2021, and December 31, 2020, the Company had 10,000,000 Public Warrants and 6,000,000 Private Placement Warrants outstanding.
Public Warrants may only be exercised in whole and only for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The warrants have an exercise price of $11.50 per share, subject to adjustments. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the Company’s initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below under “Redemption of warrants for cash” will be adjusted (to the nearest cent) to be equal to 185% of the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last sales price of the Class A common stock equals or exceeds $18.00 per share on each of 20 trading days within the 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.
In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 7 — Class A Common Stock Subject to Possible Redemption
The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 20,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. As of September 30, 2021, there were 20,000,000 shares of Class A common stock outstanding, which were all subject to possible redemption and classified outside of permanent equity in the condensed balance sheets.
The Class A common stock subject to possible redemption reflected on the condensed balance sheet is reconciled on the following table:
Gross proceeds	$200,000,000
Less:
Fair value of Public Warrants at issuance	(8,000,000)
Offering costs allocated to Class A common stock subject to possible redemption	(11,071,453)
Plus:
Accretion of carrying value to redemption value	19,071,453
Class A common stock subject to possible redemption	$200,000,000
Note 8 — Stockholders’ Deficit
Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2021, and December 30, 2020, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of September 30, 2021, and December 31, 2020, there were 20,000,000 shares of Class A common stock issued or outstanding. Of the outstanding shares of Class A common stock, 20,000,000 shares were subject to possible redemption at September 30, 2021 and December 31, 2020, and therefore classified outside of permanent equity. See Note 7.
Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of September 30, 2021, and December 31, 2020, there were 5,000,000 shares of Class B common stock issued outstanding.
Stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as required by law.
The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.
Note 9 — Fair Value Measurements
The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2021, and December 31, 2020 by level within the fair value hierarchy:
September 30, 2021
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$200,017,289	$—	$—
Liabilities:
Derivative warrant liabilities – Public Warrants	$59,500,000	$—
Derivative warrant liabilities – Private Warrants	$—	$—	$36,060,000
December 31, 2020
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$200,067,535	$—	$—
Liabilities:
Derivative warrant liabilities – Public Warrants	$17,400,000	$—
Derivative warrant liabilities – Private Warrants	$—	$—	$10,920,000
Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers between levels in the three- or nine-month periods ended September 30, 2021.
The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of Public Warrants issued in connection with the Initial Public Offering have subsequently been measured based on the listed market price of such warrants.
For the three and nine months ended September 30, 2021, the Company recognized a charge from an increase in the fair value of liabilities of approximately $46.6 million and $67.2 million, respectively, presented as change in fair value of derivative warrant liabilities on the accompanying unaudited condensed consolidated statement of operations.

FAST ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:
	As of September 30, 2021	As of December 31, 2020
Stock Price	$12.71	$10.24
Volatility	45.0%	16.0%
Expected life of the options to convert	5.25	5.5
Risk-free rate	0.98%	0.43%
Dividend yield	0.0%	0.0%
The change in the fair value of the derivative warrant liabilities measured with Level 3 inputs for the period for the three and nine months ended September 30, 2021, is summarized as follows:
Warrant liabilities at January 1, 2021 – Level 3 measurements	$10,920,000
Change in fair value of warrant liabilities – Level 3 measurements	7,320,000
Warrant liabilities at March 31, 2021 – Level 3 measurements	$18,240,000
Change in fair value of warrant liabilities – Level 3 measurements	900,000
Warrant liabilities at June 30, 2021 – Level 3 measurements	$19,140,000
Change in fair value of warrant liabilities – Level 3 measurements	16,920,000
Warrant liabilities at September 30, 2021 – Level 3 measurements	$36,060,000
Note 10 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date the unaudited condensed consolidated financial statements were issued. Based upon this review the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholder
Fertitta Entertainment, Inc.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Fertitta Entertainment, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in accumulated deficit, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
We did not audit the financial statements of Golden Nugget Online Gaming, LLC, (“GNOG”), a wholly-owned subsidiary, which statements reflect total assets constituting 4% of consolidated total assets as of December 31, 2020, and total revenues of 4% of consolidated total revenues for the year then ended. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for GNOG, is based solely on the report of the other auditors.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical audit matter
The critical audit matter communicated below is the matter arising from the current period audit of the financial statements that was communicated or required to be communicated to those charged with governance and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Impairment of Trademarks
As described in Note 1 to the financial statements, the Company’s intangible assets with indefinite lives, which include certain trademarks, are not subject to amortization but instead tested for impairment annually or as facts and circumstances may dictate. Certain trademarks are amortized over their estimated useful lives using the straight-line method and are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. When the Company is required to perform an analysis of the fair value of the trademarks it will recognize an impairment loss when the fair value is less than the carrying amount. Following certain restaurant closures and observation of certain market and other conditions described in Note 6 to the financial statements, the Company concluded a triggering event occurred and performed an interim impairment assessment. The determination of the fair value of trademarks required management to make significant estimates and develop assumptions related to revenue growth rates for future periods, royalty rates, and appropriate discount rates, all of which require subjective judgments. Changes in these assumptions could have a significant impact on the trademarks’ estimated fair value.
We identified the impairment assessment of trademarks as a critical audit matter. The principal consideration for our determination that trademarks impairment assessment is a critical audit matter was the degree of complexity and subjectivity inherent in determining management’s estimates.
The audit procedures related to the trademarks impairment assessment included the following, among others:
•
We assessed the qualifications and competence of management and evaluated the methodologies used to determine the fair value of trademarks;

•
We obtained an understanding of the processes and controls related to the accounting for impairment, including processes and controls relating to management’s development of forecasts for revenue growth rates, royalty rates and discount rates;

•
We evaluated the reasonableness of management’s revenue forecasts including revenue growth rates by comparing to historical revenues, publicly available information and industry reports;

•
We utilized our valuation professionals with specialized skills and knowledge to assist in:

•
Evaluating the royalty rates, including testing of underlying sources of information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the royalty rates used by management;

—
Evaluating the discount rates, including testing of underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rates selected by management;

—
Performing sensitivity analysis to evaluate the change in the fair value estimates that would result from changes in the revenue forecast, discount rate and royalty rate assumptions.

•
We evaluated whether the assumptions used were consistent with evidence obtained in other areas of the audit.

We have served as the Company’s auditor since 2004.
/s/ Grant Thornton LLP
Houston, Texas
August 2, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Golden Nugget Online Gaming, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Golden Nugget Online Gaming, Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Restatement of Previously Issued Financial Statements
As disclosed in Note 2, the accompanying financial statements as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 have been restated to correct an error.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.
/s/ Marcum LLP
We have served as the Company’s auditor since 2020.
Melville, NY
March 31, 2021, except for the effects of the restatement discussed in Note 2 as to which the date is May 13, 2021.

FERTITTA ENTERTAINMENT, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
	December 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$401,097	$102,462
Restricted cash	54,570	38,086
Accounts receivable – trade and other, net	61,433	85,411
Income taxes receivable	38,321	5,008
Inventories	90,610	121,848
Other current assets	24,595	27,140
Total current assets	670,626	379,955
PROPERTY AND EQUIPMENT, net	2,281,618	2,432,648
OPERATING LEASE RIGHT-OF-USE ASSETS, net	905,159	914,814
INVESTMENT IN AFFILIATES AND JOINT VENTURES	26,745	26,308
ACCOUNTS AND NOTES RECEIVABLE, affiliates	108,691	85,148
GOODWILL	449,369	453,276
INTANGIBLE ASSETS, net	312,698	350,513
LONG-TERM DEFERRED TAX ASSETS	181,254	152,395
OTHER ASSETS, net	69,069	67,235
Total assets	$5,005,229	$4,862,292
LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$168,507	$227,414
Accrued liabilities	649,176	566,808
Income taxes payable	184	5,622
Current portion of long-term debt	37,045	30,576
Operating lease liabilities	117,817	116,741
Total current liabilities	972,729	947,161
LONG-TERM DEBT, net of current portion	4,763,628	4,322,048
FINANCE LEASE OBLIGATIONS	19,656	16,144
NONCURRENT OPERATING LEASE LIABILITIES	900,186	897,065
WARRANT DERIVATIVE LIABILITIES	176,359	—
OTHER LIABILITIES	81,796	76,403
Total liabilities	6,914,354	6,258,821
COMMITMENTS AND CONTINGENCIES (Note 15)
REDEEMABLE NONCONTROLLING INTEREST	2,736	2,492
STOCKHOLDERS’ DEFICIT:
Common stock, $0.01 par value, 60,000 shares authorized, 1 shares issued and outstanding	—	—
Additional paid-in capital	703,722	640,800
Accumulated deficit	(1,749,661)	(2,040,166)
Accumulated other comprehensive loss	(3,557)	(3,644)
FEI stockholder’s deficit	(1,049,496)	(1,403,010)
NONCONTROLLING INTERESTS	(862,365)	3,989
Total stockholders’ deficit	(1,911,861)	(1,399,021)
Total liabilities and stockholders’ deficit	$5,005,229	$4,862,292
The accompanying notes are an integral part of these consolidated financial statements.

FERTITTA ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
	Year Ended December 31,
	2020	2019	2018
REVENUES:
Restaurant and hospitality	$1,543,946	$2,391,304	$2,505,857
Gaming:
Casino	452,502	543,961	548,712
Rooms	104,313	171,660	174,189
Food and beverage	131,302	272,878	280,199
Other	58,341	104,734	98,501
Net gaming revenue	746,458	1,093,233	1,101,601
Total revenue	2,290,404	3,484,537	3,607,458
OPERATING COSTS AND EXPENSES:
Restaurant and hospitality:
Cost of revenues	415,313	615,021	640,319
Labor	428,467	715,671	752,771
Other operating expenses	508,527	608,576	642,011
Gaming:
Casino	205,803	292,801	301,924
Rooms	36,951	65,136	65,498
Food and beverage	83,493	177,911	181,676
Other	178,244	229,255	234,581
General and administrative expense	142,379	147,729	129,375
Depreciation and amortization	211,757	206,109	226,787
Asset impairment expense	105,574	26,034	19,853
(Gain) loss on disposal of assets	8,466	(137)	(1,491)
Pre-opening expenses	3,000	7,788	11,181
Total operating costs and expenses	2,327,974	3,091,894	3,204,485
OPERATING INCOME (LOSS)	(37,570)	392,643	402,973
OTHER EXPENSE:
Interest expense, net	301,676	279,360	279,290
Gain on warrant derivatives	(39,586)	—	—
Other expense (income), net	18,233	(4,007)	7,780
Total other expense	280,323	275,353	287,070
Income (loss) before income taxes	(317,893)	117,290	115,903
Provision (benefit) for income taxes	(106,490)	21,442	28,173
Net income (loss)	(211,403)	95,848	87,730
Net income attributable to noncontrolling interests	24,197	2,689	3,277
Net income (loss) attributable to FEI	$(235,600)	$93,159	$84,453
Basic and diluted net income (loss) per share:
Basic and diluted	$(235,600)	$93,159	$84,453
Weighted-average number of common shares outstanding:
Basic and diluted	1	1	1
The accompanying notes are an integral part of these consolidated financial statements.

FERTITTA ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)
	Year Ended December 31,
	2020	2019	2018
Net income (loss)	$(211,403)	$95,848	$87,730
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	110	201	(751)
Total other comprehensive income (loss), before tax	110	201	(751)
Deferred income tax expense (benefit) on other comprehensive income (loss)	(23)	(44)	158
Other comprehensive income (loss), net of tax	87	157	(593)
Comprehensive income (loss)	(211,316)	96,005	87,137
Less: other comprehensive income (loss) attributable to noncontrolling interests	24,197	2,689	3,277
Comprehensive income (loss) attributable to FEI	$(235,513)	$93,316	$83,860
The accompanying notes are an integral part of these consolidated financial statements.

FERTITTA ENTERTAINMENT, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
(in thousands)
		FEI Stockholder’s Deficit
	Mandatory Redeemable Noncontrolling Interest	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests
		Shares	Amount					Total
Balance, December 31, 2017	$2,014	1	$—	$620,567	$(2,212,814)	$(3,208)	$6,248	$(1,589,207)
Net income	—	—	—	—	84,453	—	3,277	87,730
Accretion of mandatory redeemable noncontrolling interest	234	—	—	(234)	—	—	—	(234)
Dividend to noncontrolling interest owners	—	—	—	—	—	—	(2,366)	(2,366)
Distributions to Parent	—	—	—	—	(2,500)	—	—	(2,500)
Contributions from Parent	—	—	—	8,896	—	—	—	8,896
Other comprehensive loss, net of tax	—	—	—	—	—	(593)	—	(593)
Balance, December 31, 2018	2,248	1	—	629,229	(2,130,861)	(3,801)	7,159	(1,498,274)
Net income	—	—	—	—	93,159	—	2,689	95,848
Dissolution of joint venture	—	—	—	—	—	—	(475)	(475)
Accretion of mandatory redeemable noncontrolling interest	244	—	—	(244)	—	—	—	(244)
Dividend to noncontrolling interest owners	—	—	—	—	—	—	(5,384)	(5,384)
Distributions to Parent	—	—	—	—	(2,464)	—	—	(2,464)
Contributions from Parent	—	—	—	11,815	—	—	—	11,815
Other comprehensive income, net of tax	—	—	—	—	—	157	—	157
Balance, December 31, 2019	2,492	1	—	640,800	(2,040,166)	(3,644)	3,989	(1,399,021)
Net income (loss)	—	—	—	—	(235,600)	—	24,197	(211,403)
Accretion of mandatory redeemable noncontrolling interest	244	—	—	(244)	—	—	—	(244)
Dividend to noncontrolling interest owners	—	—	—	—	—	—	(1,402)	(1,402)
Distributions to Parent	—	—	—	—	(400,292)	—	—	(400,292)
Contributions from Parent	—	—	—	63,166	—	—	—	63,166
Acquisition of interest in joint venture	—	—	—	—	—	—	1,818	1,818
Recapitalization of GNOG	—	—	—	—	282,351	—	(246,956)	35,395
Stock based compensation of GNOG	—	—	—	—	—	—	35	35
Redemption value adjustment of interest in GNOG	—	—	—	—	644,046	—	(644,046)	—
Other comprehensive income, net of tax	—	—	—	—	—	87	—	87
Balance, December 31, 2020	$2,736	1	$—	$703,722	$(1,749,661)	$(3,557)	$(862,365)	$(1,911,861)
The accompanying notes are an integral part of these consolidated financial statements.

FERTITTA ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Year Ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(211,403)	$95,848	$87,730
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	211,757	206,109	226,787
Asset impairment expense	105,574	26,034	19,853
(Gain) loss on disposal of assets	8,466	(137)	(1,491)
Gain on GNOG warrant derivatives	(39,586)	—	—
Deferred tax benefit	(63,831)	(11,720)	(3,043)
Stock based compensation	35	—	—
Amortization of debt issuance costs, discounts and other	50,531	12,101	12,287
Equity in income of joint ventures	(436)	(781)	(593)
Deferred rent	—	—	13,242
Changes in assets and liabilities, net and other
(Increase) decrease in trade and other receivables	6,041	(1,053)	(2,928)
(Increase) decrease in inventories	33,528	(8,082)	(2,517)
(Increase) decrease in prepaid expenses and other current assets	3,267	20,194	(5,236)
(Increase) decrease in other assets	(5,371)	(634)	2,317
Increase in operating lease assets, net of liabilities	(7,153)	(9,610)	—
(Decrease) increase in accounts payable and accrued liabilities	(2,127)	59,621	72,855
Total adjustments	300,695	292,042	331,533
Net cash provided by operating activities	89,292	387,890	419,263
CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment additions and other	(58,847)	(160,516)	(162,526)
Proceeds from disposition of assets	10,066	6,241	9,850
CRDA investment	(1,194)	(2,472)	(2,594)
Insurance proceeds from property claims	4,795	—	7,429
Proceeds from sale of interest in joint venture	—	350	—
Issuance of notes receivable to affiliates	(50,092)	(15,025)	(20,413)
Repayment of notes receivable to affiliates	16,792	—	—
Business acquisitions, net of cash acquired	(40,729)	(398,779)	—
Net cash used in investing activities	(119,209)	(570,201)	(168,254)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from equipment loans	—	6,625	—
Proceeds from finance lease obligations	3,474	13,079	—
Proceeds from debt issuance	488,000	300,000	—
Payments of debt	(202,203)	(89,468)	(141,717)
Debt issuance and retirement costs	(37,696)	(8,304)	(1,701)
Proceeds from revolving credit facility	441,836	674,700	740,800
Payments on revolving credit facility	(292,023)	(674,700)	(815,042)
Dividend to noncontrolling interest owners	(1,402)	(5,384)	(2,366)
Distributions to Parent	(400,292)	(2,464)	(2,500)
Contributions from Parent	50,700	—	—
Payment of mandatory redeemable noncontrolling interest	(5,500)	(5,500)	(7,000)
Cash from GNOG reverse merger	300,366	—	—
Net cash provided by (used in) financing activities	345,260	208,584	(229,526)
EFFECT OF EXHANGE RATE CHANGES ON CASH	(224)	(234)	186
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	315,119	26,039	21,669
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	140,548	114,509	92,840
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$455,667	$140,548	$114,509
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO AMOUNTS REPORTED WITHIN THE CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	$401,097	$102,462	$99,958
Restricted cash	54,570	38,086	14,551
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH	$455,667	$140,548	$114,509
The accompanying notes are an integral part of these consolidated financial statements.

FERTITTA ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Fertitta Entertainment, Inc. (“FEI”, “we” or “our”) is a national, diversified, restaurant, hospitality, entertainment and gaming company principally engaged in the ownership and operation of full service restaurants and Golden Nugget gaming facilities and online gaming. Our restaurants operate primarily under the names Landry’s Seafood House, Rainforest Café, The Chart House, Saltgrass Steak House, The Oceanaire Seafood Room, Bubba Gump Shrimp Company, Morton’s Steakhouse, McCormick & Schmick’s Seafood and Steaks, Mastro’s Steakhouse, Dos Caminos, Bill’s Bar & Burger, Joe’s Crab Shack, Brick House Tavern + Tap, Mitchell’s Seafood, Strip House, Del Frisco’s Double Eagle Steakhouse, Del Frisco’s Grille, Portland City Grill, Palisade, Clinkerdagger, Simon and Seaforts, Henry’s Tavern, Kincaid’s, Houlihan’s, J. Gilbert’s, Bristol Seafood Grill, Devon Seafood Grill, and The Palm Restaurant. We operate Golden Nugget hotel, casino, and entertainment resorts in downtown Las Vegas (“GNLV”) and Laughlin (“GNL”), Nevada, Lake Charles, Louisiana (“GNLC”), Biloxi, Mississippi (“GNB”), and Atlantic City, New Jersey (“GNAC”). We have a controlling interest in Golden Nugget Online Gaming, Inc. (“GNOG”) which conducts online gaming or iGaming, and digital sports entertainment operations in New Jersey and Michigan. We own and operate a number of our brands in international locations and license international restaurants under the trade names Rainforest Café, Bubba Gump Shrimp Company, Morton’s Steakhouse, Boathouse, Joe’s Crab Shack and The Palm Restaurant. In addition, we license certain Joe’s Crab Shack, Brick House Tavern + Tap, Claim Jumper, Houlihan’s, Bristol Seafood Grill, Devon Seafood Grill and The Palm restaurants domestically. We are also engaged in the ownership and operation of select hospitality and entertainment businesses, which include aquarium complexes, the Kemah Boardwalk, a 40-acre amusement, entertainment and retail complex in Kemah, Texas, and the Galveston Island Historic Pleasure Pier, an amusement, entertainment and retail complex located in Galveston, Texas. We are wholly owned by Tilman J. Fertitta (“Parent”).
On February 8, 2019, we completed a transaction which transferred the net assets of substantially all of our Claim Jumper restaurants to a third party as more fully described in Note 4.
On September 30, 2019, we acquired 17 Restaurants Unlimited (“RUI”) locations.
On October 30, 2019, we acquired 15 Del Frisco’s Double Eagle Steakhouse and 16 Del Frisco’s Grille locations.
On December 30, 2019, we acquired 33 Houlihan’s locations.
On February 24, 2020, we acquired three Cadillac Ranch locations.
On March 10, 2020, we acquired 16 The Palm Restaurant locations and a 50% controlling ownership interest in one additional The Palm Restaurant.
Each acquisition is more fully described in Note 3.
Basis of Presentation
The accompanying consolidated financial statements include the consolidated accounts of FEI, a Texas corporation, and its wholly and majority owned and controlled subsidiaries and partnerships. Intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
We recognize revenue when control over the goods and services we provide has transferred to the customer, which is generally when the services are performed and we have no substantive performance obligations remaining. Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis, or excluded from revenues, in our consolidated statements of operations.
Restaurant and hospitality revenues are presented in our consolidated statements of operations net of discounts. Initial area development and franchise fees received are deferred and recognized as revenue over the term of the related franchise agreement. Royalties, which are a percentage of net sales of the franchisee, are recognized as revenue in the period in which the sales are reported to have occurred.
Casino revenue is the aggregate net difference between gaming wins and losses, less sales incentives and other adjustments. Liabilities are recognized for funds deposited by customers before gaming play occurs and for chips in the customer’s possession. Jackpots, other than the incremental amount of progressive jackpots, are recognized at the time they are won by customers. We accrue the incremental amount of progressive jackpots as the progressive machine is played, and the progressive jackpot amount increases, with a corresponding reduction to casino revenues.
Online gaming revenues are principally derived from real money online gaming, which includes both online casino wagering and online sports wagering. Gaming revenue is recognized at the conclusion of each wager or contest and is measured as the aggregate net difference between gaming wins and losses. Liabilities are recognized for funds deposited by customers before gaming play occurs. We report 100% of wins as revenue and our content provider’s share is reported in costs and expenses. Jackpots, other than the incremental progressive jackpots, are recognized at the time they are won by customers. We accrue the incremental progressive jackpots as the progressive games are played, and the progressive jackpot amount increases, with a corresponding reduction to gaming revenues. Free play and other incentives to customers related to internet gaming play are recorded as a reduction of gaming revenue.
We are contracted to manage multi-year market access agreements with online gaming operators that are authorized to operate real money online gaming and sports betting in New Jersey, for which we receive royalties and cost reimbursement, and in some cases we receive upfront minimum royalty payments for specific contract periods. Initial fees received for the market access agreements and prepaid guaranteed minimum royalties are deferred and recognized over the term of the contract as the performance obligations are satisfied. Monthly royalties associated with the market access agreements can be fixed amount or based on a percentage of net gaming revenues. Royalties owed by the customer in excess of the minimum royalty are recognized as the performance obligations are satisfied. We are also contracted to manage multi-year live studio broadcast license agreements with authorized online gaming operators that provide for the use of the live table games broadcast from our studio. We receive royalties from the online gaming operators using our studio based on gross gaming revenues and in some cases receive an additional flat monthly fee.
At our casinos, the hotel, food and beverage and other revenues are recognized as goods and services are transferred to the customer. Room revenue is generally recognized over time, consistent with the customer’s reservation period. Advance deposits for future hotel occupancy, convention space or food and beverage services are recorded as a liability until the goods and services are provided to the customer. Food and beverage and other revenues are recognized at the point in time the services are performed or events are held.
The relative standalone selling price of accommodations, food and beverage, and other services furnished to hotel-casino guests without charge is recognized as a reduction to revenues for the department which issued the complimentary offering and as an increase to revenues for the department providing the offering. Complimentary offerings periodically extended by third parties at our discretion and under our control are recorded as an expense when incurred.

Our gaming revenues included complimentary offerings and loyalty point redemptions as follows (in thousands):
	Year Ended December 31,
	2020	2019	2018
Rooms	$34,377	$55,059	$55,274
Food and beverage	29,718	61,462	65,908
Other	6,665	17,595	17,696
	$70,760	$134,116	$138,877
We sell gift cards to our customers in our restaurants and casinos, through our web sites and selected third parties. We do not charge administrative fees on unused gift cards, and our gift cards do not have an expiration date. Proceeds from the sale of gift cards are recorded as deferred revenue at the time of sale and recognized as revenue upon redemption by the customer. Gift card breakage is recognized using estimates based on historical redemption patterns and is reflected as revenues in our consolidated statements of operations. If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amount recorded. We periodically update our estimates used for breakage and apply that rate to gift card redemptions.
Loyalty Program and Slot Player Club Liability
Our restaurants have a loyalty program called the Landry’s Select Club that allows participants to earn points when they dine in our restaurants. These points may be converted into rewards that are redeemable at any of our restaurant, casino, hospitality, and entertainment locations. The incentives earned by customers under this program are based on past restaurant transactions and represent separate performance obligations. Restaurant loyalty points and rewards earned generally expire within twelve months.
We have also established promotional slot and player clubs in our casinos to encourage repeat business from frequent and active slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for complimentary amenities, including meals in our non casino restaurants. The incentives earned by customers under these programs are based on their past play and represent separate performance obligations. Player club points generally expire within twelve months.
For transactions where loyalty and players club points are earned, we allocate a portion of the transaction price to the points that are earned based upon the relative standalone selling prices of the goods and services involved. We have determined the standalone selling price of loyalty and players club points by computing the redemption value of points expected to be redeemed. We have applied the practical expedient under the portfolio approach to each of our restaurant and players club transactions because of the similarity of restaurant and gaming transactions and the homogeneity of each loyalty program. When the activity underlying the earning of points has a wide range of selling prices and is highly variable, we use the residual approach in the allocation by computing the value of the loyalty points and allocating the residual amount to the remaining revenue generating activity. This allocation results in a portion of the transaction price being deferred and presented as contract liabilities in our accompanying balance sheets.
Our loyalty programs include various tiers that offer different benefits, and members are able to earn credits towards tier status, which generally enables them to receive discounts similar to those provided as the complimentary offerings described above. We have determined that any such discounts received as a result of tier status do not represent material rights, and therefore, we do not account for them as distinct performance obligations.
Cash and Cash Equivalents
We consider investments with a maturity of three months or less when purchased to be cash equivalents. We maintain balances at financial institutions which may exceed Federal Deposit Insurance Corporation limits. We have not experienced any losses in such accounts and believe we are not exposed to any significant risks on our cash or other investments in bank accounts.

Restricted Cash
Our restricted cash represents required amounts on hand that generally represent the amount of players’ funds on deposit in their online wagering accounts.
Accounts Receivable
Accounts receivable is comprised primarily of amounts due from our credit card processors, our gift card distributors, casino and hotel receivables, receivables from national storage and distribution companies, and income tax receivables. The receivables from national storage and distribution companies arise when certain of our inventory items are conveyed to these companies at cost (including freight and holding charges but without any general overhead costs). These conveyance transactions do not impact the consolidated statements of operations as there is no revenue or expense recognized in the consolidated financial statements since they are without economic substance other than drayage. We reacquire these items, although not obligated to, when subsequently delivered to our restaurants at cost plus the distribution company’s contractual mark-up. Accounts receivable are reduced by an allowance for credit losses to reflect the net amount we expect to collect based on historical collection experience, trends, and specific review of individual accounts. Receivables are written off when they are deemed to be uncollectible.
The activity comprising our allowance for credit losses at December 31 is as follows (in thousands):
	2020	2019	2018
Balance at January 1,	$8,122	$7,678	$7,202
Additions charged to expense	990	1,658	1,967
Deductions (write-offs, net of recoveries)	(432)	(1,214)	(1,491)
Balance at December 31,	$8,680	$8,122	$7,678
Inventories
Inventories consist primarily of food and beverages used in restaurant operations and retail goods and are recorded at the lower of cost or net realizable value as determined by the average cost. Inventories consist of the following (in thousands):
	December 31,
	2020	2019
Food, beverage and supplies	$77,222	$104,626
Retail goods	13,388	17,222
	$90,610	$121,848
Property and Equipment
Property and equipment are recorded at cost. Expenditures for major renewals and betterments are capitalized while maintenance and repairs are expensed as incurred.
We compute depreciation using the straight-line method. The estimated lives used in computing depreciation are generally as follows: buildings and improvements — 5 to 40 years; furniture, fixtures and equipment — 3 to 15 years; and leasehold improvements — shorter of the estimated useful life of the asset or lease term, including option periods where failure to renew results in economic penalty.
Interest is capitalized in connection with construction and development activities, and other real estate development projects. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. During 2020 and 2019, we capitalized interest expense of approximately $1.0 million and $1.4 million, respectively.
Our properties are reviewed for impairment on a property by property basis whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The recoverability of properties that are to be held and used is measured by comparison of the estimated future undiscounted cash flows associated with the asset to the carrying amount of the asset. If such assets are considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the assets exceeds their fair value using Level 3 measurements. Properties to be disposed of are reported at the lower of their carrying amount or fair value determined by management’s estimates of expected proceeds supplemented by third party offers or sales contracts, reduced for estimated disposal costs.
Software
Software, including capitalized implementation costs, is stated at cost, less accumulated amortization and is included in other assets in our consolidated balance sheets. Amortization expense is provided on the straight-line basis over estimated useful lives, which range from 3 to 10 years.
Pre-Opening Costs
Pre-opening costs are expensed as incurred and include the direct and incremental costs incurred in connection with the commencement of each restaurant’s operations, which are substantially comprised of employee compensation, rent expense and training-related costs.
Development Costs
Certain direct costs are capitalized in conjunction with site selection for planned future restaurants, acquiring restaurant properties and other real estate development projects. Direct and certain related indirect costs of the construction department, including interest, are capitalized in conjunction with construction and development projects. These costs are included in property and equipment in the accompanying consolidated balance sheets and are amortized over the life of the related building and leasehold interest. Costs related to abandoned site selections, projects, and general site selection costs which cannot be identified with specific restaurants are expensed.
Debt Issuance Costs
Debt issuance costs represent fees, commissions and other closing costs incurred in connection with the issuance of our credit facilities, notes, and associated amendments. Debt issuance costs are included in the consolidated balance sheets as a direct reduction to our debt obligations for our term loans and notes and in other assets for the revolving credit facility. Debt issuance costs are amortized as interest expense using the effective interest rate method for the term loans and notes and the straight-line method for the revolving credit facility over the term of the respective borrowings.
Advertising
Advertising costs are expensed as incurred during such year. Advertising expenses were $33.6 million, $39.3 million and $43.4 million, in 2020, 2019 and 2018, respectively.
Goodwill and Other Intangible Assets
Goodwill and other intangible assets with indefinite lives, which include gaming licenses and certain trademarks, are not subject to amortization, but are instead tested for impairment at least annually on December 1st. The reporting units are our restaurant brands. Intangible assets with definite lives are amortized over their estimated useful life using the straight line method and are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable.
Such indicators of impairment may include a significant decline in our expected future cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, the testing for recoverability of an asset group within a reporting unit and slower growth rates. We estimate the fair value of each reporting unit using a combination of the income approach which includes estimates of future cash flows and the market approach, which estimates fair value by applying sales or cash flow multiples to the reporting unit’s operating performance. The fair value of trademarks is determined using the relief-from-royalty method, which requires assumptions related to projected revenues, assumed royalty rates that could be payable if we did not own the trademarks, and a discount rate. See Note 6 and 7 for further discussion.

Insurance
We maintain large deductible insurance policies related to property, general liability, workers’ compensation coverage, and certain employee medical claims. Predetermined loss limits have been arranged with insurance companies to limit our per occurrence and aggregate cash outlay. Accrued liabilities include the estimated costs to settle unpaid claims and estimated incurred but not reported claims using actuarial methodologies.
Warrant Derivative Liabilities
GNOG has public and private sponsor warrants outstanding that entitle the holder to purchase one share of their Class A common stock. The warrants are classified as a liability in our consolidated balance sheets due to certain rights and redemption options available to the holders. The liability associated with the warrants is measured at fair value and subject to remeasurement at each balance sheet date with changes in fair value each period reported in earnings. During the year ended December 31, 2020, we recorded a non-cash remeasurement gain on warrant derivatives of $39.6 million in gain on warrant derivatives and net income (loss) attributable to noncontrolling interests.
Leases
We lease corporate office space as well as real estate and certain equipment at most of the restaurant and casino locations. We evaluate our leases at the commencement of the lease to determine the classification as an operating or finance lease. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before lease payments are due under the terms of the lease. A majority of our leases have renewal periods exercisable at our option. At lease commencement, we include option periods that we are reasonably certain to exercise as failure to renew the lease would impose an economic penalty either from the loss of our investment in leasehold improvements or future cash flows from operating the restaurant.
Our leases generally require payment of property taxes, insurance and maintenance costs in addition to the lease payments. We account for fixed lease and non-lease components of a lease as a single lease component. Operating and finance lease liabilities are recognized based on the present value of minimum lease payments over the remaining expected lease term using our incremental borrowing rate. The right-of-use lease assets are measured based on the operating lease liabilities adjusted for lease incentives, initial indirect costs, favorable or unfavorable lease purchase price adjustments, and impairments. Failed sale-leaseback transactions are generally classified as finance leases and result in land, buildings and equipment being recorded in property and equipment, net and a finance lease liability equal to the amount of proceeds received.
We recognize lease expense related to operating leases on a straight-line basis. Amortization expense and interest expense related to finance leases are included in depreciation and amortization and interest expense, net, respectively, in our consolidated statements of operations. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and are recognized on a straight-line basis over the lease term. Contingent rentals represent payment of variable lease obligations based on a percentage of revenues, as defined by the terms of the applicable lease agreement and are accrued at the point in time we determine that it is probable that such sales levels will be achieved. Additionally, we have certain leases which periodically reset to a specified index. These leases are initially recorded using the index that existed at lease commencement and subsequent index changes are recorded as variable lease expense.
Translation of Foreign Currencies
As of December 31, 2020, we owned and operated twelve international locations. The financial position and results of operations of our foreign businesses are measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at period end rates of exchange, and revenues and expenses are translated at the average rates of exchange for the period. Unrealized gains or losses resulting from the translation of foreign currency financial statements are accumulated as a separate component of equity.

Income Taxes
We follow the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are realized or liabilities are settled. A valuation allowance reduces deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized.
We use a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order to be recognized in the consolidated financial statements. Accordingly, we report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.
Casino Reinvestment Development Authority Obligation
As required by the provisions of the New Jersey Casino Control Act (“Casino Control Act”), we are assessed an amount equal to 1.25% of our land-based sports related gross gaming revenues in order to fund qualified investments. This assessment is made in lieu of an Investment Alternative Tax (the “IAT”) equal to 2.5% of land-based sports related gross gaming revenues. Once the funds are deposited with the New Jersey Casino Reinvestment Development Authority (“CRDA”), qualified investments may be satisfied by: (i) the purchase of bonds issued by the CRDA at below market rates of interest; (ii) direct investment in CRDA-approved projects; or (iii) a donation of funds to projects as determined by the CRDA. According to the Casino Control Act, funds on deposit with the CRDA are invested by the CRDA and the resulting income is shared two-thirds to the casino licensee and one-third to the CRDA. Further, the Casino Control Act requires that CRDA bonds be issued at statutory rates established at two-thirds of market value.
In May 2016, pursuant to a provision contained within legislation enacted to address Atlantic City’s fiscal matters commonly referred to as the PILOT (payment in lieu of taxes) law, any CRDA funds not utilized or pledged for direct investments, the purchases of CRDA bonds or otherwise contractually obligated, related to all funds received from the payment of the IAT going forward are allocated to the City of Atlantic City. The PILOT law directs that these funds be used for the purposes of paying debt service on bonds issued by the City of Atlantic City prior to and after the date of the PILOT law. These provisions expire as of December 31, 2026.
We are required to make quarterly deposits with the CRDA to satisfy our investment obligations and, as a result of the PILOT law, record a charge to expense for 100% of the obligation amount as of the date the obligation arises.
For the years ended December 31, 2020, 2019 and 2018, we also charged to other gaming expense $3.7 million, $4.0 million and $4.4 million, respectively. As of December 31, 2020, the CRDA deposits and investments in CRDA bonds reflected in other non-current assets on the accompanying consolidated balance sheets, net of allowances of $16.9 million, had no value. As of December 31, 2019, the deposits and bonds, net of allowances of $15.7 million, had no value.
Adopted Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This update requires timelier recording of credit losses on financial assets measured at amortized cost basis (including, but not limited to loans and accounts receivable), net investments in leases recognized as lessor and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, it requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. In November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses” to clarify the amendments to scope, transition and effective date requirements, and to expedite the improvements of ASU 2016-13. This guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. We adopted this standard effective January 1, 2020 and it did not have a material impact on our consolidated financial statements.
In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” This update removes the second step of the goodwill impairment test and requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, and recognize an impairment charge for the amount by which the carrying value exceeds the fair value, not to exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019, and early application is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We adopted this standard in 2020 and it did not have a material impact our consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement.” This update modifies fair value measurement disclosure requirements including (i) removing certain disclosure requirements such as the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) modifying certain disclosure requirements, and (iii) adding certain disclosure requirements such as changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period. The amendments in this update are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. We adopted this standard effective January 1, 2020 and it did not have a material impact on our consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, “Intangibles — Goodwill and Other — Internal — Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” This update aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement that is a service contract is not affected. The guidance is effective for annual reporting periods beginning after December 15, 2019 and interim reporting periods within those annual periods. Early adoption is permitted. We adopted this standard effective January 1, 2020 and it did not have a material impact on our consolidated financial statements.
Recently Issued Accounting Pronouncements
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” The objective of this update is to simplify the accounting for income taxes by removing certain exceptions to general principles in ASC Topic 740 and by clarifying and amending guidance that already exists within GAAP. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. We plan to adopt this standard on January 1, 2021 and anticipate that the adoption of this standard will not have a material impact on our consolidated financial statements.
2.   REVENUE RECOGNITION
Deferred revenue liabilities from contracts with customers included in accrued liabilities and other liabilities in our accompanying consolidated balance sheets are comprised of the following (in thousands):
	December 31,
	2020	2019	2018
Gift cards	$132,331	$137,014	$114,374
Customer deposits	10,385	13,000	11,070
Restaurant loyalty programs	24,990	27,092	17,941
Online gaming contract liabilities	3,269	2,113	9,436
	$170,975	$179,219	$152,821

	December 31,
Gaming related	2020	2019	2018
Slot and player club loyalty programs	$11,604	$17,201	$16,224
Online gaming loyalty program	46	25	26
	December 31,
Other liabilities	2020	2019	2018
Deferred franchise fees (non-current)	$1,420	$1,539	$1,216
Online gaming contract liabilities (non-current)	5,821	4,612	—
The following table presents a rollforward of deferred revenue liabilities associated with gift cards, loyalty programs and online gaming agreements (in thousands):
Gift Cards	December 31,
	2020	2019	2018
Beginning balance	$137,014	$114,374	$112,595
Activations	32,487	41,829	40,382
Acquisitions	3,050	23,604	—
Redemptions and breakage	(40,220)	(42,793)	(38,603)
Ending balance	$132,331	$137,014	$114,374
Loyalty Programs	December 31,
	2020	2019	2018
Beginning balance	$44,318	$34,191	$36,809
Points and rewards earned	23,520	35,006	34,191
Acquisitions	10,620	9,312	—
Redemptions and breakage	(41,818)	(34,191)	(36,809)
Ending balance	$36,640	$44,318	$34,191
Online Gaming Agreements	December 31,
	2020	2019	2018
Beginning balance	$6,725	$9,436	$2,797
Cash received	5,194	—	7,599
Royalty revenue recognized	(2,829)	(2,711)	(960)
Ending balance	$9,090	$6,725	$9,436
3.   ACQUISITIONS
Restaurants Unlimited
On September 30, 2019, we acquired 17 Restaurants Unlimited locations for $36.1 million and the assumption of certain liabilities. The restaurants acquired are located in six states primarily in the Pacific Northwest region of the United States and operate under various names including Portland City Grill, Palisade, Clinkerdagger, Simon and Seaforts, Henry’s Tavern, and Kincaid’s.

A summary of assets acquired and liabilities assumed in the acquisition is set forth below (in thousands):
Estimated fair value of assets acquired
Current assets	$1,376
Property and equipment	35,256
Operating right-of-use assets	27,205
Intangible assets	13,387
Other long term assets	547
Total assets acquired	77,771
Estimated fair value of liabilities assumed
Current liabilities	(15,012)
Current portion of lease liabilities	(4,403)
Noncurrent lease liabilities	(23,272)
Total liabilites assumed	(42,687)
Goodwill	1,056
Allocated purchase price	36,140
Less: Cash acquired	(59)
Net cash paid	$36,081
Del Frisco’s
On October 30, 2019, we acquired 15 Del Frisco’s Double Eagle Steakhouse and 16 Del Frisco’s Grille locations for $323.2 million and the assumption of certain liabilities. The restaurants acquired are located in 13 states across the United States. Concurrently, we entered into an agreement to manage one Del Frisco’s Double Eagle Steakhouse and two Del Frisco’s Grilles retained by the seller.
A summary of assets acquired and liabilities assumed in the acquisition is set forth below (in thousands):
Estimated fair value of assets acquired
Current assets	$25,564
Property and equipment	154,849
Operating right-of-use assets	160,491
Intangible assets	72,264
Other long term assets	135
Total assets acquired	413,303
Estimated fair value of liabilities assumed
Current liabilities	(33,424)
Current portion of lease liabilities	(10,445)
Noncurrent lease liabilities	(146,596)
Other long term liabilities	(990)
Total liabilites assumed	(191,455)
Goodwill	102,738
Allocated purchase price	324,585
Less: Cash acquired	(1,390)
Net cash paid	$323,195
In 2020, we received $2.9 million in connection with a working capital reconciliation related to the Del Frisco’s acquisition. The funds received were reflected as a reduction to the purchase price and primarily as a reduction of goodwill.

Houlihan’s
On December 30, 2019, we acquired 33 Houlihan’s locations for $36.7 million and the assumption of certain liabilities. The restaurants acquired are located in 12 states and operate under various names including Houlihan’s, J. Gilbert’s, Bristol Seafood Grill, and Devon Seafood Grill. We also franchise 16 Houlihan’s, one Bristol Seafood Grill and one Devon Seafood Grill.
A summary of assets acquired and liabilities assumed in the acquisition is set forth below (in thousands):
Estimated fair value of assets acquired
Current assets	$3,106
Property and equipment	36,244
Operating right-of-use assets	48,713
Intangible assets	10,583
Other long term assets	28
Total assets acquired	98,674
Estimated fair value of liabilities assumed
Current liabilities	(14,278)
Current portion of lease liabilities	(6,155)
Noncurrent lease liabilities	(41,408)
Total liabilites assumed	(61,841)
Allocated purchase price	36,833
Less: Cash acquired	(157)
Net cash paid	$36,676
Cadillac Ranch
On February 24, 2020, we acquired three Cadillac Ranch restaurants for $7.5 million and the assumption of certain liabilities.
A summary of assets acquired and liabilities assumed in the acquisition is set forth below (in thousands):
Estimated fair value of assets acquired
Current assets	$136
Property and equipment	7,405
Operating right-of-use assets	7,168
Other long term assets	104
Total assets acquired	14,813
Estimated fair value of liabilities assumed
Current liabilities	(115)
Current portion of lease liabilities	(851)
Noncurrent lease liabilities	(6,317)
Total liabilites assumed	(7,283)
Allocated purchase price	7,530
Less: Cash acquired	(17)
Net cash paid	$7,513
The Palm
On March 10, 2020, we acquired 16 The Palm Restaurant locations and a 50% controlling ownership interest in one additional The Palm Restaurant for $37.5 million and the assumption of certain liabilities.

A summary of assets acquired and liabilities assumed in the acquisition is set forth below (in thousands):
Estimated fair value of assets acquired
Current assets	$4,256
Property and equipment	30,315
Operating right-of-use assets	65,902
Intangible assets	23,170
Other long term assets	616
Total assets acquired	124,259
Estimated fair value of liabilities assumed
Current liabilities	(18,465)
Current portion of lease liabilities	(4,831)
Noncurrent lease liabilities	(62,091)
Total liabilites assumed	(85,387)
Noncontrolling interests	(1,817)
Goodwill	1,421
Allocated purchase price	38,476
Less: Cash acquired	(1,012)
Net cash paid	$37,464
In the first quarter of 2021, we paid an additional $1.4 million related to The Palm acquisition which was recorded to goodwill.
For each of these acquisitions, the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair value at the acquisition date. Trademarks were valued using the relief-from-royalty method, which requires assumptions related to projected revenues, assumed royalty rates that could be payable if we did not own the trademark and a discount rate. The trademarks for Del Frisco’s, The Palm and certain RUI concepts are indefinite-lived and the trademarks for Houlihan’s and the remaining RUI concepts were assigned estimated useful lives of 10 years. Property and equipment were valued using the cost approach which is based on replacement or reproduction costs of the assets reduced by any functional or economic obsolescence. Trade receivables and payables and other current and noncurrent assets and liabilities were valued at the existing carrying value as they represented the estimated fair value of those items at the acquisition date. Goodwill was measured as the excess of consideration transferred over the net of the acquisition date fair value of the assets acquired and liabilities assumed. The goodwill for Restaurants Unlimited and The Palm is expected to be deductible for tax purposes and is not expected to be deductible for Del Frisco’s. The final purchase price allocation for The Palm and Cadillac Ranch acquisitions remains subject to additional working capital and post-closing adjustments. The results of operations of the acquired restaurants have been included in our consolidated financial statements since the date of acquisition.
Acquisition related costs (i.e. advisory, legal, valuation and other professional fees) are not included as a component of consideration transferred, but are accounted for as expenses in the periods in which the costs are incurred. During the years ended December 31, 2020, 2019 and 2018 we incurred approximately $1.7 million, $2.3 million and $0.4 million, respectively, in acquisition related costs. These amounts are included in general and administrative expense in our consolidated financial statements.
The following unaudited pro forma financial information has been presented as if the Restaurants Unlimited, Del Frisco’s and Houlihan’s acquisitions occurred on January 1, 2018 and the Cadillac Ranch and The Palm acquisitions occurred on January 1, 2019. This information is based on historical results of operations, adjusted for purchase price allocation and other acquisition accounting adjustments and is not necessarily indicative of what the results would have been had we operated the businesses. No pro forma adjustments have been made for cost savings or synergies that have or may have been achieved by the combined businesses. Pro forma financial information has not been provided for 2020 as the impact is immaterial.

	Year Ended December 31,
(in thousands, except per share data)	2019	2018
Total revenue	$4,060,302	$4,103,295
Net income (loss) attributable to FEI	$129,060	$122,398
Basic and diluted net income (loss) per share	$129,060	$122,398
4.   DIVESTITURES
On February 8, 2019, we completed a transaction which sold the net assets of substantially all of our Claim Jumper restaurants to a third party for $10.0 million in value comprised of one Joe’s branded restaurant, their assumption of all obligations associated with six of our underperforming restaurants, plus certain specified liabilities subject to a cap. We retained ownership in all Claim Jumper intellectual property rights and continue to operate three Claim Jumper branded restaurants in our Golden Nugget casinos. We licensed our intellectual property rights to the third party which allows them to continue operating Claim Jumper branded restaurants in exchange for a royalty. The other restaurants included in the transaction were licensed to operate royalty free under the existing brand until closure or conversion to a third party brand, subject to maintaining satisfactory operating standards.
During 2018, we recorded a $12.1 million impairment charge to write down the net assets of these restaurants to reflect the terms of the transaction. We recognized no gain or loss in 2019 related to the transaction.
5.   PROPERTY AND EQUIPMENT
Property and equipment is comprised of the following (in thousands):
	December 31,
	2020	2019
Land	$236,727	$233,396
Buildings and improvements	1,638,181	1,642,743
Furniture, fixtures and equipment	1,182,317	1,166,845
Leasehold improvements	1,069,783	1,059,829
Construction in progress	62,880	73,419
	4,189,888	4,176,232
Less – accumulated depreciation	(1,908,270)	(1,743,584)
Property and equipment, net	$2,281,618	$2,432,648
During the years ended December 31, 2020, 2019 and 2018, we recorded depreciation expense of $198.4 million, $191.0 million and $211.9 million, respectively.
We evaluate unfavorable cash flows, if any, related to underperforming restaurants. Periodically it is concluded that certain properties have become impaired based on their existing and anticipated future economic outlook in their respective market areas. In such instances, we may impair assets to reduce their carrying values to fair values. We consider the asset impairment expense as additional depreciation and amortization, although shown as a separate line item in the consolidated statements of operations. Estimated fair values of impaired properties are based on comparable valuations, cash flows and management judgment.
The pandemic severely impacted the overall performance of our restaurants. While we cannot determine the ultimate performance of our locations after the virus subsides, we concluded in 2020 that a number of our locations are unlikely to return to levels sufficient to recover their carrying value. Therefore, during the year ended December 31, 2020 we recorded impairment charges of $31.3 million to impair the fixed assets of thirty-nine underperforming restaurants, twenty-four of which have closed. We will continue to monitor their performance going forward. During the year ended December 31, 2019 we recorded impairment charges of $16.7 million to impair the fixed assets of twenty-two underperforming restaurants, fifteen of which have closed. During the year ended December 31, 2018, we recorded impairment charges of $19.9 million to impair the fixed assets of thirty-three Claim Jumper restaurants and six additional locations sold in February 2019, as well as nineteen underperforming restaurants, all of which have closed.
6.   GOODWILL AND OTHER INTANGIBLE ASSETS
The following table sets forth the changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2019 (in thousands):
	Casual Dining	Upscale Dining	Consolidated Total
Year Ended December 31, 2018	$99,465	$246,110	$345,575
Additions	1,056	106,645	106,645
Year Ended December 31, 2019	$100,521	$352,755	$453,276
Adjustments(a)	—	(3,907)	—
Year Ended December 31, 2020	$100,521	$348,848	$449,369

(a)
Adjustments in 2020 resulted from finalization of the purchase price and acquisition accounting for Del Frisco’s.

The following table sets forth the carrying amount of other intangible assets (in thousands):
	December 31, 2020				December 31, 2019
	Weighted Average Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:
Trademarks	7.05	$68,948	$(31,898)	$37,050	$96,998	$(24,325)	$72,673
Non-amortizing intangible assets:
Trademarks				242,381			244,573
Gaming licenses				33,267			33,267
				275,648			277,840
Total intangible assets				$312,698			$350,513
During the year ended December 31, 2020, primarily as a result of restaurant closures and a decline in operating performance due to the impact of the pandemic, we recorded non-cash charges of $28.1 million to impair the McCormick and Schmick’s trademark and $25.2 million to impair the Morton’s trademark. The fair value of the trademarks were determined using Level 3 measurements. See Note 7 for further discussion. There were no impairment charges against other intangible assets during 2019 or 2018.
For the years ended December 31, 2020, 2019 and 2018, we recognized amortization expense of $7.6 million, $8.9 million and $8.8 million, respectively, related to intangibles. Estimated amortization expense for each of the five years from 2021 through 2025 and thereafter is as follows (in thousands):

Year Ended December 31,
2021	$5,383
2022	5,383
2023	5,383
2024	5,383
2025	5,297
Thereafter	10,221
$37,050
7.   FAIR VALUE MEASUREMENTS
Non-recurring fair value measurements related to impaired property and equipment consisted of the following (in thousands):
Description	December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairments
Property and equipment held and used	$10,986	$—	$—	$10,986	$31,324
Operating lease right-of-use assets	17,095	—	—	17,095	20,959
Trademarks	52,806	—	—	52,806	53,291
					$105,574
Description	December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairments
Property and equipment held and used	$10,216	$—	$—	$10,216	$16,969
Operating lease right-of-use assets	6,020	—	—	6,020	9,065
					$26,034
The fair value of properties that are to be held and used is determined based on appraisals, sales prices of comparable assets or the estimated future discounted cash flows associated with the asset. If such assets are considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the assets exceeds their fair value.
The following provides a reconciliation of GNOG’s warrant derivative liabilities measured at fair value on a recurring basis (in thousands):
Description	December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain on Warrants
Public Warrants	$94,875	$94,875	$—	$—	$(14,758)
Sponsor Warrants	81,484	—	—	81,484	$(24,828)
	$176,359				$(39,586)
The following table provides qualitative information regarding the fair value measurements for GNOG’s Level 3 sponsor warrant derivatives as of December 29, 2020, the closing date of their merger, and December 31, 2020:

	December 29, 2020	December 31, 2020
Stock price	$25.45	$19.70
Strike price	$11.50	$11.50
Public warrant price	$10.40	$9.00
Term (in years)	5.00	4.99
Volatility	65%	75%
Risk-free yield	0.37%	0.36%
Dividend yield	0.00%	0.00%
Fair value of warrants	$18.07	$13.85
GNOG’s warrants are recorded at fair value. The public warrants are valued using Level 1 inputs and the sponsor warrants are valued using Level 3 inputs. The fair value of the sponsor warrants is estimated using a modified version of the Black-Scholes option pricing formula for European calls. We assumed a term for the sponsor warrants equal to the contractual term from the expected business combination date. We discounted the resulting value to the valuation date using a risk-free interest rate. Significant inputs used to calculate the fair value of the sponsor warrants include the share price on the valuation date, expected volatility, expected term and the risk-free interest rate.
In connection with a non-qualified deferred compensation plan, we use a Rabbi Trust to fund obligations of the plan. The market value of the trust assets as of December 31, 2020 and December 31, 2019 was $25.0 million and $21.4 million, respectively, as determined using Level 1 inputs, is included in other assets, net and the liability to plan participants is included in other long term liabilities in our consolidated balance sheets.
Due to the short-term nature of cash and cash equivalents, payables and short-term debt obligations, the carrying value approximates the fair value of these instruments. The carrying value and fair value of long-term debt, as of December 31, 2020, was $4.80 billion and $4.76 billion, respectively. The carrying value and fair value of long-term debt, as of December 31, 2019, was $4.35 billion and $4.42 billion, respectively. The fair value of long-term debt is estimated based on quoted market prices, where available, or on the amount of future cash flows associated with each debt instrument, discounted using our current borrowing rate for comparable debt instruments.
8.   ACCRUED LIABILITIES
Accrued liabilities are comprised of the following (in thousands):
	December 31,
	2020	2019
Payroll and related costs	$80,664	$85,776
Gaming related, excluding taxes	81,385	69,154
Insurance	82,262	71,526
Taxes, other than payroll and income taxes	65,956	57,012
Deferred revenue	170,975	179,219
Accrued interest	52,265	54,683
Accrued rent	61,633	17,769
Mandatory redeemable noncontrolling interest	5,219	5,167
Other	48,817	26,502
	$649,176	$566,808
9.   DEBT
In October 2016, our subsidiary Landry’s, Inc. (“Landry’s”) entered into a $1.5 billion credit facility (“2016 Credit Facility”) and issued $600.0 million in 6.75% senior unsecured notes (“Senior Notes”). The

2016 Credit Facility was initially comprised of (a) a 5-year $200.0 million senior secured revolving credit facility maturing in October 2021, and (b) a 7-year $1.3 billion senior secured term loan facility (“2016 Term Loan Facility”) maturing in October 2023, and provides for an accordion feature which will allow an increase in the term loan up to $300.0 million plus any voluntary principal prepayments, based on compliance with certain covenants. In September 2017, we amended and reissued the 2016 Credit Facility to increase the revolving credit facility by $35.0 million and increase the 2016 Term Loan Facility by $1.0 billion. On October 29, 2019, in connection with the Del Frisco’s acquisition, we increased the revolving credit facility by $30.0 million and borrowed an additional $300.0 million, net of a $0.8 million discount, under the 2016 Term Loan Facility. Proceeds were used towards the purchase price and to pay $7.0 million of fees and expenses related to this additional borrowing, all of which were capitalized and will be expensed over the remaining term of the 2016 Credit Facility. On February 4, 2020, we amended our 2016 Credit facility to borrow $200.0 million additional principal amount under our 2016 Term Loan Facility and reduce the margin on the term loan from 2.75% to 2.50%. Proceeds from the incremental term loan were used to pay a distribution to our Parent. The 2016 Term Loan Facility requires 1% annual principal payments in equal quarterly installments with any remaining outstanding balance due at maturity.
The obligations under the 2016 Credit Facility, as amended, are unconditionally guaranteed by our guarantor subsidiaries and are secured by a first lien position on substantially all of our and the guarantor subsidiaries’ assets. We may elect that the 2016 Credit Facility bear interest at a rate per annum equal to London Interbank Offered Rate (“LIBOR”) plus 3.25% for revolver borrowings and LIBOR (subject to a 0.75% floor) plus 2.50% for term loan borrowings, or the bank’s base interest rate for revolver and term loan borrowings. In the event of discontinuation of LIBOR, it will be replaced by a comparable or successor rate approved by the lender’s agent. As of December 31, 2020, we had approximately $46.1 million in letters of credit outstanding under the 2016 Credit Facility and available borrowing capacity of approximately $69.1 million.
The initial Senior Notes were issued in a private placement which closed on October 4, 2016. In September 2017, the Senior Notes were assigned to us and we issued an additional $745.0 million of senior unsecured notes under the 2016 Indenture, thereby increasing the total amount of Senior Notes to $1.35 billion. The Senior Notes mature on October 15, 2024. Interest accrues on the Senior Notes at a fixed interest rate of 6.75%, and we pay interest twice a year, on each April 15th and October 15th. We may redeem all or a part of the Senior Notes at a premium that will decrease over time as described in the Indenture dated October 4, 2016, (the “2016 Indenture”). We are required to offer to purchase the Senior Notes at 101% of their aggregate principal amount, plus accrued interest, if we experience a change in control as defined in the 2016 Indenture.
In the third quarter of 2020 we used approximately $19.9 million in available funds to acquire in the open market $22.0 million face amount of Senior Notes plus $0.7 million of accrued interest. These notes were then retired resulting in a gain on extinguishment of $2.3 million, net of unamortized discount and debt issuance costs, which was recorded in other income, net.
In September 2017, we also issued $670.0 million of Senior Subordinated notes (“Subordinated Notes”) in a private placement. The Subordinated Notes mature on October 1, 2025. Interest will accrue on the Subordinated Notes at a fixed interest rate of 8.75%, and we pay interest twice a year, on each April 1st and October 1st. We may redeem all or a part of the Subordinated Notes at a premium that will decrease over time as described in the Indenture dated September 12, 2017, (the “2017 Indenture”). We are required to offer to purchase the Subordinated Notes at 101% of their aggregate principal amount, plus accrued interest, if we experience a change in control as defined in the 2017 Indenture.
In April 2020, GNOG entered into a term loan credit agreement comprised of a $300.0 million interest only loan due October 4, 2023. Proceeds received from the term loan were $288.0 million, net of original issue discount of 4.0%. The term loan bears interest at LIBOR (subject to a 1.0% floor) plus 12.0% and interest payments are made quarterly. In connection with their merger transaction, GNOG completed a tender offer for $150.0 million of the term loan at 116%, which represented a $24.0 million premium to face value. This premium, along with related fees and expenses for the tender offer were expensed as other expense in our consolidated statements of operations for the year ended December 31, 2020. Additionally, we expensed $3.3 million in deferred debt issuance costs and $5.0 million in unamortized discount as interest expense in our consolidated statement of operations.

In addition, we entered into several equipment loans to finance gaming equipment. These loans have maturities ranging from January 2021 to March 2023, bear interest at rates ranging from 5.0% to 5.5%, principal and interest payments are due monthly or quarterly, and are secured by a first lien on the associated assets.
Our debt agreements contain various restrictive covenants including fixed charge and financial leverage ratios that limit our ability and our restricted subsidiaries to, among other things, incur or guarantee additional indebtedness, pay dividends or distributions, redeem subordinated indebtedness, make other restricted payments and create or incur liens. As of December 31, 2020, we were in compliance with all such covenants. On March 30, 2020, we received a waiver from our revolving lenders related to the leverage ratio under the 2016 Credit Facility through the calculation period ending on December 31, 2020. On March 31, 2021, the waiver was extended to December 31, 2021 and the maturity of all but $10.0 million of the revolver commitments was extended to October 2022.
Principal payments for all long-term debt aggregate $37.0 million in 2021, $173.3 million in 2022, $2.7 billion in 2023, $1.3 billion in 2024, $674.0 million in 2025, and $5.0 million thereafter.
Long-term debt is comprised of the following:
	December 31,
	2020	2019
	(in thousands)
$265.0 million 2016 Revolving Credit Facility, Libor + 3.25%, $255.0 million due October 2022 and $10.0 million due October 2021	$149,813	$—
$2,585.6 million 2016 Term Loan, Libor (floor 0.75%) + 2.50%, principal paid quarterly, due October 2023, net of unamortized discount based upon a 3.3% imputed interest rate of $3.1 million for 2020 and $4.2 million for 2019 and debt issuance costs of $23.1 million for 2020 and $26.3 million for 2019	2,537,717	2,362,328
$1,345.0 million Senior Unsecured Notes 6.75% ($745.0 million sold at a 1% discount), interest paid semi-annually due October 2024, net of unamortized discount based upon a 6.8% imputed interest rate of $4.0 million for 2020 and $5.1 million for 2019 and debt issuance costs of $17.8 million for 2020 and $21.9 million for 2019	1,301,199	1,317,997
$670.0 million Senior Subordinated Notes 8.75%, interest paid semi-annually due October 2025, net of debt issuance costs of $11.5 million for 2020 and $13.3 million for 2019	658,523	656,720
$300.0 million GNOG term loan, Libor (floor 1.0%) + 12%, due October 2023, net of unamortized discount based upon a 13.0% imputed interest rate of $5.0 million for 2020 and debt issuance costs of $3.3 million for 2020	141,727	—
$4.0 million seller note, 5.0% interest only paid monthly, due November 2024	4,000	4,000
8.98% Mortgage loan, principal and interest paid monthly beginning January 2012, due April 2021, including unamortized premium based upon a 6.4% imputed interest rate of less than $0.1 million for both 2020 and 2019	143	555
5.0% Term loan, principal and interest paid monthly beginning October 2016, due September 2021	209	538
Joint venture loans payable	5,033	4,929
Various equipment loans, 5.0% – 5.5%, principal and interest paid monthly or quarterly, due January 2021 through March 2023	2,309	5,557
Total debt, net of unamortized discounts and debt issuance costs	4,800,673	4,352,624
Less current portion	(37,045)	(30,576)
Long-term portion	$4,763,628	$4,322,048

10.   STOCKHOLDERS’ DEFICIT
During the year ended December 31, 2020, we made distributions of $400.3 million to our Parent and dividend payments of $1.4 million to noncontrolling interest owners. We also received contributions from our Parent of $63.2 million. During the year ended December 31, 2019, we made distributions of $2.5 million to our Parent and dividend payments of $5.4 million to noncontrolling interest owners. During the year ended December 31, 2018, we made distributions of $2.5 million to our Parent and dividend payments of $2.4 million to noncontrolling interest owners.
In February 2019, we sold our interest in one of our joint ventures for $0.4 million. In March 2020, we acquired ownership in a joint venture that had a noncontrolling interest of $1.8 million.
11.   INCOME TAXES
An analysis of the provision (benefit) for income taxes is as follows (in thousands):
	Year Ended December 31,
	2020	2019	2018
Current income taxes (benefit)
Federal	$(44,958)	$16,338	$11,515
State and local	1,705	15,613	18,074
Foreign	594	1,211	1,627
	$(42,659)	$33,162	$31,216
Deferred income taxes (benefit)
Federal	$(54,666)	$(12,563)	$(1,247)
State and local	(8,094)	(420)	(1,762)
Foreign	(1,071)	1,263	(34)
	$(63,831)	$(11,720)	$(3,043)
Provision (benefit) for income taxes	$(106,490)	$21,442	$28,173
Our effective tax rate differs from the federal statutory rate as follows:
	Year Ended December 31,
	2020	2019	2018
Statutory rate	21.0%	21.0%	21.0%
FICA and other tax credits	0.0%	(17.8)%	(20.0)%
State income tax, net of federal tax benefit	2.1%	11.7%	10.0%
Noncontrolling interest and non-deductible expense	(0.4)%	1.2%	1.6%
Valuation allowance attributable to the Tax Acts	6.3%	0.0%	11.6%
Non-taxable gain on warrant derivatives	2.6%	0.0%	0.0%
Other	1.9%	2.2%	0.1%
	33.5%	18.3%	24.3%
The Tax Cuts and Jobs Act (the “TCJA”) was enacted in 2017 and the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted in 2020 (collectively, the “Tax Acts”). In consideration of the TCJA, we provided a valuation allowance on certain acquisition related general business credits that are subject to Internal Revenue Code (“IRC”) Section 383 and the refundable alternative minimum tax credit (“AMT credit”); the CARES Act subsequently allowed for a refund of IRC Section 383 limited AMT credits, resulting in a reversal of the valuation allowance. The TCJA also amended IRC Section 163(j), which limits the deduction for business interest expense to 30% of adjusted taxable income and provides that any disallowed interest expense may be carried forward indefinitely; the CARES Act temporarily amended IRC Section 163(j) and allowed an increase in the deduction of business interest expense to 50% of adjusted taxable income for tax years 2019 and 2020.
Deferred income tax assets and liabilities are comprised of the following (in thousands):
	December 31,
	2020	2019
Deferred tax assets:
AMT credit, FICA credit carryforwards, and other	$238,295	$216,190
Federal and state net operating loss carryforwards	31,635	27,933
Lease liabilities	240,444	239,487
Accruals and other	77,450	52,944
Interest expense limitation	8,372	39,491
GNOG investment in partnership	96,934	—
Valuation allowance	(93,947)	(29,583)
	599,183	546,462
Deferred tax liabilities
Lease assets	(213,791)	(215,808)
FEI investment in partnership	(30,710)	—
Property and other	(179,106)	(183,426)
	(423,607)	(399,234)
Net deferred tax asset	$175,576	$147,228
FEI owns entities unrelated to its core businesses that are being spun out in a non-taxable transaction prior to the FAST merger. These entities were included in the consolidated tax returns filed by FEI. Any deferred tax assets related to these entities that were retained by FEI are considered deemed contributions and have been recorded to additional paid-in capital. The deemed contributions for the periods ended December 31, 2020, 2019, and 2018 were $12.5 million, $11.8 million, and $8.9 million, respectively.
The recapitalization of GNOG also shifted deferred income taxes between FEI and GNOG, which file separate income tax returns and have different state income tax profiles. A valuation allowance was established against the portion of the initial GNOG deferred tax assets that are not expected to be realized. As this transaction was pursuant to a recapitalization, the direct income tax effects of the transaction, including the increase to the valuation allowance of $67.4 million and the impact of the difference in income tax rates applied to the deferred tax balances for FEI and GNOG of $17.9 million, were recorded as a component of stockholders’ equity.
At December 31, 2020, we had net operating loss carryforwards (“NOL”) for federal and state income tax purposes of $31.6 million which expire annually. Utilization of certain amounts of the NOL carryforwards, credits, and certain other deductible temporary differences related to the acquisitions of Oceanaire, McCormick and Schmick’s, Morton’s, and Del Frisco’s is subject to IRC Section 382 and IRC Section 383 limitations. Because of these limitations, we established a valuation allowance against a portion of these deferred tax assets to the extent it was more likely than not that these tax benefits will not be realized. We generally record a full valuation allowance for any state tax jurisdiction that has a cumulative loss for the most recent three year period. Any resulting valuation allowance is recorded as an increase to income tax expense. If we are able to generate sufficient taxable income in the future such that it becomes more likely than not that we will be able to utilize the deferred tax assets on which a valuation allowance was recorded, our effective tax rate may decrease if the valuation allowance is reversed.

A reconciliation of the beginning and ending amount of valuation allowance is as follows (in thousands):
	2020	2019	2018
Balance at January 1,	$29,583	$25,298	$12,435
Additions charged to expense	1,655	4,285	13,387
Deductions	(7,192)	—	(524)
Recapitalization of GNOG	67,386	—	—
Acquisitions	2,515	—	—
Balance at December 31,	$93,947	$29,583	$25,298
At December 31, 2020, we had other business tax credit carryforwards of $238.3 million. The general business credit carryforwards begin to expire in 2026. The state credit carry forwards begin to expire in 2023. We believe it is more likely than not we will generate sufficient taxable income in future years to utilize the non-reserved credits.
As of December 31, 2020, we had approximately $23.1 million of unrecognized tax benefits, including $9.4 million of interest and penalties, which represents the amount of unrecognized tax benefits that, if recognized, would favorably impact our effective income tax rate in future periods, net of any federal tax benefits. There were no material changes in unrecognized benefits for the year ended December 31, 2020. It is reasonably possible that the amount of unrecognized tax benefits with respect to our uncertain tax positions could significantly increase or decrease within 12 months. However, based on the current status of examinations, it is not possible to estimate the future impact, if any, to uncertain tax positions recorded at December 31, 2020.
Our continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):
	2020	2019	2018
Balance at beginning of year	$16,642	$15,652	$15,033
Additions (reductions) based on tax positions related to the current year	(3,105)	(84)	68
Additions based on tax positions related to prior years and acquisitions	810	1,112	930
Expiration of statute of limitations	(719)	(38)	(379)
Balance at end of year	$13,628	$16,642	$15,652
We accrue interest and penalties on our uncertain tax positions as a component of income tax expense. During the fiscal years 2020, 2019 and 2018, we recognized approximately $0.4 million, $1.2 million, and $1.1 million of net interest and penalties respectively. We had approximately $9.4 million and $9.0 million accrued for interest and penalties as of December 31, 2020 and December 31, 2019, respectively
We are subject to income taxes in U.S. federal and state jurisdictions as well as multiple foreign jurisdictions. Our income tax returns are subject to examination by the Internal Revenue Service (“IRS”) and other tax authorities. We regularly assess the potential outcomes of these examinations in determining the adequacy of our provision for income taxes and our income tax liabilities. Inherent in our determination of any necessary reserves are assumptions based on past experiences and judgments about potential actions by taxing authorities. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe that we have adequately provided for any reasonable and foreseeable outcome related to uncertain tax matters. The IRS is currently examining our federal income tax returns for fiscal years 2017 and 2018 and the federal income tax returns for fiscal years 2013 through 2019 filed by Del Frisco’s Restaurant Group, which we acquired in 2019. We do not expect the results from the audits to have a material impact on our consolidated financial statements.

12.   LEASES
The components of total lease cost for the year-ended December 31, 2020 and 2019, were as follows (in thousands):
	Year Ended December 31,
	2020	2019
Operating lease cost	$185,182	$160,498
Variable lease cost	16,273	66,011
Finance lease amortization	600	294
Interest on finance lease obligations	1,204	411
Short-term lease cost	632	659
Total lease costs, net	$203,891	$227,873
Future minimum lease payments under non-cancelable leases were as follows (in thousands):
	December 31, 2020
	Operating leases	Finance leases
2021	$180,101	$1,379
2022	170,171	1,379
2023	153,934	1,379
2024	138,090	1,379
2025	123,234	1,379
Thereafter	701,602	18,883
Total future minimum lease payments	1,467,132	25,778
Less – Interest	(449,129)	(6,122)
Present value of future minimum lease liabilities	1,018,003	19,656
Less – Current portion	(117,817)	—
Long-term lease obligations	$900,186	$19,656
The following table is a summary of the weighted-average remaining lease terms and weighted-average discount rates of our leases as of the periods indicated:
	December 31, 2020	December 31, 2019
Weighted average remaining lease term
Operating leases	10.7 years	12.0 years
Finance leases	18.7 years	19.6 years
Weighted average discount rate
Operating leases	6.65%	6.16%
Finance leases	7.00%	7.00%
Cash and non-cash activities associated with leases were as follows (in thousands):
	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Payments for operating leases	$112,893	$169,577
Supplemental non-cash information:
Lease assets obtained in exchange for new lease liabilities	50,756	53,317

In April 2020, the FASB issued additional guidance on the application of ASC Topic 842 for lease concessions related to the effects of COVID-19. We have applied the guidance outlined in the question-and-answer to account for COVID-19 related lease concessions as if they were part of the enforceable rights and obligations of the parties under the existing lease contract. This has been applied to lease contracts in which the lease concessions did not result in a substantial change in the lease obligation. For these rent concessions, which primarily consist of rent deferrals or rent abatements, we have not remeasured the lease liability and right-of-use assets for the related leases. Rent deferrals are accrued with no impact to straight-line rent expense. Rent abatements are recognized as a reduction of variable rent expense in the month they occur. This accounting treatment will continue while these concessions are in effect.
Disclosures related to periods prior to adoption of ASC 842
Rental expense under operating leases was approximately $229.5 million during the year ended December 31, 2018. Percentage rent included in rent expense was $34.7 million for 2018.
13.   NONCONTROLLING INTERESTS AND REDEEMABLE NONCONTROLLING INTEREST
We have determined we are the primary beneficiary of eight variable interest entities (VIE) as we are responsible for the day-to-day management and operation of the businesses, including new menu selection and pricing. These activities were determined to most significantly impact the economic performance of the VIEs. The VIEs are included in our consolidated financial statements, due to the fact that we are the primary beneficiary of the VIEs. The liabilities recognized as a result of consolidating the VIEs do not represent additional claims on the Company’s general assets, but rather represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating the VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets.
Three of the VIEs have outstanding loans as of December 31, 2020 and 2019. Upon repayment of the outstanding loans, profits from the VIEs, as adjusted for certain management fees, will be distributed to the owners in proportion to their ownership interests. The proceeds of the loans were used to fund construction of the respective restaurants, pre-opening costs and initial operating expenses. These loans are treated as debt of the joint ventures and are repayable, including any applicable interest accrued, solely from excess cash generated by the restaurants. One loan is repayable without interest, while the other loans require simple interest to be accrued at an interest rate of 2%.
Total assets and liabilities of the VIEs included in our consolidated balance sheets were $34.3 million and $33.6 million as of December 31, 2020 and $30.8 million and $29.0 million as of December 31, 2019, respectively. Total revenue of $25.5 million, $59.1 million and $63.5 million, and operating income of $0.1 million, $7.2 million and $9.2 million related to the VIEs were included in our consolidated statements of operations for the years ended December 31, 2020, 2019, and 2018, respectively.
We present the noncontrolling interests related to these restaurants as a separate component of equity.
In 2006, we acquired 80% of T-Rex Cafe, Inc. from Schussler Creative, Inc. (“SCI”). The agreement with SCI provided that we could acquire SCI’s 20% noncontrolling interest or that SCI could put its interest to us at a calculated amount as determined in the agreement. In February 2017, we entered into an agreement to purchase SCI’s 20% interest for $30.0 million, to be paid in annual installments over a six year period ending in February 2022, with each annual payment reducing SCI’s ownership interest proportionately. We made installment payments of $5.5 million for both the year ended December 31, 2020 and 2019.
We indirectly own 17.65% of the voting units of the Fremont Street Experience. The Fremont Street Experience is owned by a group of unrelated casino operators in downtown Las Vegas and operates retail malls, parking garages, entertainment venues and a pedestrian mall that encloses Fremont Street, located adjacent to GNLV. In 2018 we accounted for this investment using the equity method of accounting. However, circumstances changed during 2019 that decreased our degree of influence and we no longer believe that our investment qualifies to be accounted for under the equity method. This investment does not have a readily determinable fair value so in 2019 we elected to measure the investment at its cost adjusted for any impairment or observable price changes.

In December 2020, GNOG merged with a special purpose acquisition company and the merger was accounted for as a reverse recapitalization. The merger resulted in our economic interest in GNOG declining to 45.9%. However, our ownership of the Class B common stock carries 10 votes per share and results in us having 77.4% of the voting interest of their capital stock which gives us the ability to direct the activities that significantly impact their economic performance. Therefore, the results of GNOG are consolidated in all periods presented reflecting a noncontrolling interest for the activity after the merger. GNOG received proceeds of $300.4 million in connection with the reverse recapitalization after deducting underwriter fees and other offering expenses. A distribution of $30.0 million was paid to our Parent at closing of the transaction.
We can redeem our Class B common stock for either shares of GNOG Class A common stock or an equal value of cash based on the average of the volume-weighted closing price for the Class A common stock for the ten trading days immediately prior to and including the date the redemption notice is provided. The cash redemption is at GNOG’s option through a vote of their independent directors. We, directly or indirectly, along with our Parent, who owns an additional 4.1 million Class A shares of GNOG, have 79.9% of the voting power of GNOG’s capital stock and will control the election of their board of directors, including the independent directors. Therefore, our redeemable interest is adjusted to redemption value at each balance sheet date with changes in each period recorded to accumulated deficit with a corresponding adjustment to noncontrolling interests. The redemption value of our ownership interest was $617.6 million as of December 31, 2020.
14.   EMPLOYEE BENEFIT PLANS
Certain of our employees are members of the Local Joint Executive Board of Las Vegas and are covered by union-sponsored, collective bargained, multi-employer health and welfare and defined benefit pension plans. We recorded expenses of $10.0 million, $20.8 million and $20.0 million for the years ended December 31, 2020, 2019 and 2018, respectively, under such plans. We contribute to five multiemployer defined benefit pension plans under the terms of collective bargaining agreements that cover our union represented employees.
Our contributions to the pension plans for the years ended December 31, 2020, 2019 and 2018, are outlined in the table below. The “EIN/Pension Plan Number” column provides the Employer Identification Number (“EIN”) and the three-digit plan number. All other data disclosed in the table is as of December 31, 2019, which is the most recent plan data available. The most recent Pension Protection Act (“PPA”) zone status available in 2019 is for the plan year beginning January 1, 2019. The zone status is based on information that the Company received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone are less than 65 percent funded, plans in the yellow zone are 65 percent to less than 80 percent funded and plans in the green zone are at least 80 percent funded. All plans detailed in the table below utilized extended amortization provisions to calculate zone status. The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan (“FIP”) or a rehabilitation plan (“RP”) has been implemented.
The last column lists the expiration date(s) of the collective bargaining agreement(s) to which the plans are subject (dollars in thousands):

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone	FIP/RP Status	Company Contributions			Surcharge Imposed	Expiration Date of Collective-Bargaining Agreement
			Pending/Implemented	2020	2019	2018
Southern Nevada Culinary and Bartenders Pension Plan	88-6016617-001	Green	No	$1,366	$2,690	$2,794	No	5/31/2023
International Painter and Allied Trades Industry Pension Plan	52-6073909-001	Red	Yes, Implemented	102	240	238	No	3/1/2025
Southwest Carpenters Pension Plan	95-6042875-001	Green	No	55	141	138	No	7/31/2024
Local 68 Engineers Union Pension Plan	51-0176618-001	Yellow	Yes, Implemented	237	453	443	No	Local 68 Operating Engineer exp. 4/30/2022 and Local 68A- Entertainment expires 6/30/2022
New Jersey Carpenters Pension Plan	22-6174423-001	Green	No	61	140	141	No	4/30/2022
			Total Contributions	$1,821	$3,664	$3,754
Our contributions for 2019 did not exceed 5% of total contributions to each plan as indicated by each plan’s most recent annual report (Form 5500).
The risks of participating in these multiemployer plans are different from single-employer plans for the following reasons: (1) assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; (2) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and (3) if we choose to stop participating in some of our multiemployer plans, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.
We are self-insured up to certain limits for most health care benefits for our non-union employees and union members. The liability for claims filed and estimates of claims incurred but not reported is included in the accrued liabilities caption in the accompanying consolidated balance sheets.
We sponsor qualified defined contribution retirement plans (401(k) Plans) covering eligible salaried employees. The 401(k) Plans allow eligible employees to contribute, subject to Internal Revenue Service (“IRS”) limitations on total annual contributions, up to 100% of their base compensation as defined in the 401(k) Plans, to various investment funds. We match in cash at a discretionary rate which totaled nil, $0.5 million and $1.0 million for the years ended December 31, 2020, 2019 and 2018, respectively. Employee contributions vest immediately while our contributions vest 20% annually beginning in the participant’s second year of eligibility for restaurant and hospitality employees.
We also maintain a non-qualified defined contribution retirement plan (the Plan) covering certain management employees. The Plan allows eligible employees to defer receipt of their base compensation and of their eligible bonuses, as defined in the Plan. We match in cash at a discretionary rate which totaled nil, $0.9 million and $0.8 million for the years ended December 31, 2020, 2019 and 2018, respectively. Employee contributions vest immediately while our contributions vest 20% annually. We established a Rabbi Trust to fund the Plan’s obligation for the restaurant and hospitality employees. The carrying value of the trust assets is included in other assets, and the liability to the Plan’s participants is included in other liabilities.
15.   COMMITMENTS AND CONTINGENCIES
In early December 2015, we received a report of suspicious activity regarding credit cards that had been legitimately used in some of our locations. Based on investigation by a third party cyber security firm engaged by us, we believe that criminal attackers were able to install a program on payment card processing devices at certain of our restaurants, food and beverage outlets, spas, entertainment destinations, and managed properties. The program was designed to search for data from the magnetic stripe of payment cards that had been swiped (cardholder name, card number, expiration date and internal verification code) as the data was being routed through affected systems. Locations were affected at different times during one or both of the following periods: from May 4, 2014 through March 15, 2015 and from May 5, 2015 through December 3, 2015. In addition, the at-risk timeframe for a small percentage of locations includes the period from March 16, 2015 through May 4, 2015. We have implemented advanced payment processing solutions to prevent similar attacks. We also continue to evaluate cybersecurity policies and practices to mitigate the risk of future incidents. Visa and MasterCard imposed charges of $13.7 million and $8.7 million, respectively, in connection with the data incident (see Litigations and Claims section below). We intend to pursue all remedies available to us.
Atlantic City Pilot Program
In June 2016, the State of New Jersey passed legislation known as the PILOT bill which requires casino properties for 10 years, starting January 1, 2017, to make payments in lieu of property taxes based on a statutory formula. An additional part of that bill requires the casinos to make annual payments to the state starting retroactively in 2015 through 2022 based on a similar formula. For our contribution to the state, we incurred expenses of $0.4 million and $0.5 million for both the years ended December 31, 2020 and 2019, respectively.
Litigation and Claims
On May 17, 2018, Paymentech, LLC and JP Morgan Chase Bank, N.A. (collectively “Paymentech”) filed a lawsuit against Landry’s, Inc. (“Defendant”) in the United States District Court for the Southern District of Texas Houston Division. The case is styled Paymentech, LLC and JPMorgan Chase Bank, N.A. v. Landry’s Inc., as successor in interest to Landry’s Management, L.P. No. 18-cv-01622. The case alleges that Defendant breached its contract with Paymentech when it failed and/or refused to indemnify Paymentech for $20.1 million in penalties assessed by Visa and MasterCard related to the credit card data compromise event that Defendant was made aware of in early December 2015 (the credit card data compromise is more fully described above). Paymentech asserted breach of contract, quantum meruit and promissory estoppel against Defendent. Defendant denied the allegations and causes of action set forth in the complaint, and filed a Motion for Summary Judgment asserting that the Visa and MasterCard assessments are unenforceable penalties that Paymentech was not required to pay, and, as such, Defendant does not have to indemnify Paymentech for their voluntary payment of the Visa and MasterCard assessments. Defendant argued its motions in a pretrial conference on January 15, 2020. On February 10, 2020, the Court denied Defendant’s Motion for Summary Judgment. On March 4, 2020, Paymentech filed its Motion for Partial Summary Judgment and on May 7, 2021, the Court granted plaintiff’s Motion for Summary Judgment and entered a final judgment for plaintiff in the amount of its claim of $20.1 million. We filed a notice of appeal on May 13, 2021. Subsequently, the Plaintiff filed a Motion to Amend the Judgment, contending that the Judgment is not yet final and ripe for appeal as the Court did not award prejudgment interest and attorneys’ fees. On June 25, 2021, the United States Court of Appeals for the Fifth Circuit dismissed our appeal without prejudice because the Judgment was determined not to be final. We have recorded a reserve of $20.1 million to reflect the Judgment, of which $17.0 million was included in general and administrative expense for the year ended December 31, 2020.
Lease Commitments
Due to the impacts of the COVID-19 pandemic, we took measures to reduce or defer payments to our landlords, and negotiations are ongoing. The negotiations could result in lease amendments that provide permanent or temporary reductions in rent payments, alternative rent structures, a change to the length of lease terms, or lease terminations. We are unable to predict the outcome of these discussions and the extent to which we will be able to negotiate to reduce or defer payments. With payments being delayed, landlords may terminate our leases or could take other actions that restrict our ability to access or reopen our locations in a timely manner. As of June 30, 2021, we have approximately 12 unresolved legal proceedings underway with multiple landlords that may impact our possession and occupancy of certain restaurant locations. We intend to pursue these matters vigorously, but there can be no assurance that we will prevail in any of the litigation matters. We have continued to accrue the contractual rent amounts for all leases without a signed agreement to abate or permanently reduce our rent obligations.
We remain the obligor, guarantor or assignor of a number of leased locations related to locations we no longer operate. In the event of future defaults under any of such leased locations we may be responsible for significant damages to existing landlords which may materially affect our financial condition, operating results and cash flows. We have recorded a liability of $5.8 million for the present value of lessee rental payment obligations where we believe it is probable that we will make future cash payments during the remaining terms of the assignments and subleases.
We are subject to other legal proceedings and claims that arise in the ordinary course of business. Management does not believe that the outcome of any of those matters will have a material adverse effect on our financial position, results of operations or cash flows.
16.   NON-GUARANTORS
We have immaterial joint venture and unrestricted subsidiaries that do not guarantee our notes. Total assets of these subsidiaries included in our consolidated balance sheets were $263.1 million and $30.8 million as of December 31, 2020 and December 31, 2019, respectively. Total revenues and operating income of these subsidiaries included in our consolidated statements of operations were $116.6 million and $24.6 million, respectively, for the year ended December 31, 2020, total revenues and operating income of $59.1 million and $7.0 million, respectively, for the year ended December 31, 2019, and total revenues and operating income of $63.5 million and $9.2 million, respectively, for the year ended December 31, 2018. Dividends paid to the noncontrolling interests related to these entities totaled $1.4 million, $5.4 million and $2.4 million in 2020, 2019 and 2018, respectively.
17.   NOVEL CORONAVIRUS PANDEMIC
During March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus (COVID-19). The pandemic has significantly impacted the economic conditions around the world, accelerating during the first half of March 2020, as federal, state and local governments reacted to the public health crisis. As a result, we were required to temporarily close all of our casinos and many restaurants and were restricted to takeout and delivery in most of our remaining restaurants, all contributing to reduced guest traffic and a substantial negative impact to our revenues.
In response to this dramatic decline in revenues, we initiated a strategic plan focused on reducing our cost structure. A significant portion of variable labor costs have been eliminated and fixed labor costs were reduced at the operating and corporate levels, both through headcount and salary reductions. Additional short term cash savings have been implemented including delaying capital expenditures and maintenance other than those related to safety or our ability to prepare food, restricting travel, and eliminating any costs not necessary for us to operate our restaurants at takeout and delivery levels. While our casinos were closed, we only incurred those costs required to retain key personnel at reduced compensation levels and meet regulatory requirements. The casinos furloughed approximately 6,800 employees in the middle of March as a result of the mandated closure of our five land based casinos. Furloughed employees received 2 weeks’ pay which resulted in an incremental expense during the first quarter of $6.7 million. In addition, the Company paid 100% of employee health care contributions through the end of November 2020. Some landlords provided temporary rent concessions including abatement of certain rent payments. Additionally, for locations that rent concessions have not yet been received, we have taken measures to reduce rent payments and are continuing negotiations with these landlords. We also borrowed $149.8 million on our 2016 Revolving Credit Facility to increase our cash position and help preserve financial flexibility.
On March 27, 2020, the CARES was signed into law. The CARES Act provides opportunities for additional liquidity, loan guarantees, and other government programs to support companies affected by the COVID-19 pandemic and their employees. The benefits we realized from the CARES Act include:
•
refund of federal income taxes as a result of (i) a reduction in the depreciable life of qualified improvement property to 15 years retroactive to any qualifying property placed in service on or after January 1, 2018, (ii) an acceleration of AMT credit refunds, and (iii) an increase to the carryback period to five years for any net operating losses incurred or acquired including the estimated carryback for 2020;

•
increased deductibility of business interest expense for income tax purposes due to changes in the limitations;

•
a refundable federal tax credit equal to 50% of qualified wages and benefits paid to employees while they are not performing services after March 12, 2020 and before January 1, 2021; and

•
deferral of all employer FICA taxes for the remainder of 2020, 50% payable by December 2021 and the remainder payable by December 2022.

The disruption to our business continued for the entire year and many of our properties reopened and were subsequently closed, had dining room occupancy reduced, or were restricted to takeout and delivery again during the year as the virus infections fluctuated. There is significant uncertainty around the duration of the disruption and its long term impact on the economy. Furthermore, there can be no assurance even after reopening that our operations will recover to levels prior to these closures, or whether new variants of the virus will cause further disruptions to our business resulting in future closures related to COVID-19. We believe the pandemic may continue to negatively impact our results of operations, financial position, and liquidity, but for the impact to our business to be reduced over time as more people become vaccinated.
In late April 2020, we began reopening restaurants at limited capacity where allowed by state and local governments. As of December 31, 2020 we re-opened approximately 99% of our restaurants at reduced capacity, or outdoor seating only, and implemented changes in operating procedures to accommodate social distancing guidelines and additional cleaning and disinfection procedures in order to maintain healthy and secure operating environments. We will continue to operate as efficiently and safely as possible but cannot determine the severity or duration of any additional restrictions on our business.
18.   CERTAIN TRANSACTIONS
We have entered into a Management Agreement (the “Agreement”) with Fertitta Hospitality, LLC (“Fertitta Hospitality”), which is owned by our Chairman and Chief Executive Officer. Pursuant to the Agreement, we provide to Fertitta Hospitality management and administrative services and receive a monthly fee of $7.5 thousand, plus reimbursement of expenses. The Management Agreement provides for a renewable three-year term.
We have entered into certain equipment, operating, and real estate leases with affiliates with the aggregate rental payments under such leases totaling approximately $10.4 million, $10.8 million and $9.8 million in 2020, 2019 and 2018, respectively.
We, on a routine basis, require business travel and hold or host promotional events, training seminars and conferences, for our personnel. In connection therewith, we incurred expenses in the amount of $0.2 million, $1.1 million and $0.8 million in 2020, 2019 and 2018, respectively, at hotel properties owned by our Chief Executive Officer.
Landry’s and Fertitta Hospitality jointly sponsored events and promotional activities in 2020, 2019 and 2018 which resulted in shared costs and use of our personnel or Fertitta Hospitality employees and assets.
Certain affiliates accept Landry’s gift cards and are reimbursed for such redemptions at face value.
We have issued $105.6 million in aggregate face value notes receivables to an affiliate at LIBOR plus a margin of 1%. The notes are due on demand with interest paid annually or capitalized to the outstanding balance as additional principal at the note holder’s option. At the end of 2020, approximately $4.7 million of unpaid interest was capitalized on the notes.
The foregoing agreements were entered into between related parties and were not the result of arm’s-length negotiations. Accordingly, the terms of the transactions may have been more or less favorable than might have been obtained from unaffiliated third parties.
19.   SEGMENT INFORMATION
Our reportable segments are components of the business which are managed discretely and for which discrete financial information is reviewed regularly by the chief operating decision maker (“CODM”) to assess performance and make decisions regarding the allocation of resources. Our CODM is our owner and Chief Executive Officer. We manage our business under five reportable segments based on the individual industries in which we operate, the nature of services we provide and the class of customers we serve. Our reportable segments are Casual Dining, Upscale Dining, Casinos, Online Gaming, and Corporate and Other.
Key financial measures that we use in evaluating segment performance are revenues, segment level profit, total assets, and capital expenditures. Segment level profit considers operating income before depreciation, amortization, impairment, general and administrative expenses, gain/loss on disposal of assets, and pre-opening expenses. This eliminates the significant level of non-cash expense that results from the capital-intensive nature of our businesses.
Casual Dining
The Casual Dining segment includes the results of restaurants operated primarily under the names Landry’s Seafood House, Rainforest Café, Saltgrass Steak House, Bubba Gump Shrimp Company, McCormick & Schmick’s Seafood and Steaks, Dos Caminos, Bill’s Bar & Burger, Joe’s Crab Shack, Brick House Tavern + Tap, Mitchell’s Seafood, Houlihan’s, J. Gilbert’s, Bristol Seafood Grill, and Devon Seafood Grill.
Upscale Dining
The Upscale Dining segment includes the results of restaurants operated primarily under the names The Chart House, The Oceanaire Seafood Room, Morton’s Steakhouse, Mastro’s Steakhouse, Del Frisco’s Double Eagle Steakhouse, Del Frisco’s Grille, and The Palm Restaurant.
Casinos
The Casinos segment includes the results of five Golden Nugget branded hotels, casinos, and entertainment resorts in downtown Las Vegas and Laughlin, Nevada, Lake Charles, Louisiana, Biloxi, Mississippi, and Atlantic City, New Jersey.
Online Gaming
The Online Gaming segment comprises GNOG, our online gaming and digital sports entertainment operations.
Corporate and Other
The Corporate and Other segment aggregates results from our franchised restaurants, hotels, non-operating corporate and eliminations activities, as well as select businesses, which include aquarium complexes, the Kemah Boardwalk, a 40-acre amusement, entertainment and retail complex in Kemah, Texas, and the Galveston Island Historic Pleasure Pier, an amusement, entertainment and retail complex located in Galveston, Texas.
The Casual Dining, Upscale Dining, and Corporate and Other segments are grouped into restaurant and hospitality, whereas the Casinos and Online Gaming segments are grouped into gaming in our consolidated statements of operations.
We do not rely on any major customers as a source of sales, and the customers and long-lived assets of our operating segments are predominantly in the United States. There were no material transactions among reportable segments.

The following tables reconcile our segment results to our consolidated results (in thousands):
	Casual Dining	Upscale Dining	Casinos	Online Gaming	Corporate and Other	Consolidated Total
Year Ended December 31, 2020
Revenues	$803,360	$616,038	$655,338	$91,120	$124,548	$2,290,404
Segment level profit	87,407	70,490	217,285	24,682	33,742	433,606
Segment assets	1,018,011	1,383,171	1,612,308	178,725	813,014	5,005,229
Asset impairments	49,700	55,874	—	—	—	105,574
Capital expenditures	21,757	14,642	17,791	59	4,598	58,847
Year Ended December 31, 2019
Revenues	$1,341,654	$817,687	$1,037,812	$55,421	$231,963	$3,484,537
Segment level profit	224,122	155,285	310,359	17,771	72,629	780,166
Segment assets	1,127,550	1,387,483	1,620,981	47,205	679,073	4,862,292
Asset impairments	11,489	14,545	—	—	—	26,034
Capital expenditures	79,758	31,050	31,981	—	17,727	160,516
Year Ended December 31, 2018
Revenues	$1,505,239	$772,684	$1,058,700	$42,901	$227,934	$3,607,458
Segment level profit	239,992	155,485	305,921	12,001	75,279	788,678
Segment assets	700,883	704,757	1,568,953	21,539	549,917	3,546,049
Asset impairments	19,287	566	—	—	—	19,853
Capital expenditures	91,520	24,641	34,373	73	11,919	162,526
Reconciliation of segment level profit to operating income (loss) (in thousands):
	Year Ended December 31,
	2020	2019	2018
Segment level profit	$433,606	$780,166	$788,678
Less:
Depreciation, amortization and impairment	317,331	232,143	246,640
General and administrative expense	142,379	147,729	129,375
(Gain) loss on disposal of assets	8,466	(137)	(1,491)
Pre-opening expenses	3,000	7,788	11,181
Operating income (loss)	$(37,570)	$392,643	$402,973

20.   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
The following table sets forth certain cash and non-cash activities as follows (in thousands):
	2020	2019	2018
Cash paid for interest	$297,810	$269,616	$253,371
Cash paid (refunded) for income taxes	$(25,829)	$26,283	$25,160
Non-cash investing activities and financing activities:
Accounts payable included in (excluded from) property and equipment additions	$594	$11,405	$(2,263)
Reclassification of mandatory redeemable noncontrolling interest	$244	$244	$234
PIK interest added to notes receivable	$1,042	$920	$681
21.   SUBSEQUENT EVENTS
On February 1, 2021, FAST Acquisition Corp. (“FAST”), a special purpose acquisition company, entered into an agreement and plan of merger (the “Merger Agreement”) with FEI, pursuant to which (i) FAST will merge with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger (the “TX Merger”), pursuant to the agreement and plan of merger, dated as of February 1, 2021, by and between FAST and FAST Merger Corp., (ii) following the TX Merger, Merger Sub will merge with and into FEI (the “Merger”), with FEI surviving the merger and the stockholders of FEI will receive shares of Class B common stock of New FEI and (iii) immediately following the Merger, FEI shall merge with and into Florida Merger Sub LLC (“LLC Sub”), a wholly owned subsidiary of FAST Merger Corp., with LLC Sub surviving such merger as a direct, wholly owned subsidiary of FAST Merger Corp. In connection, with the transactions contemplated by the Merger Agreement, FMC will be renamed “Fertitta Entertainment, Inc.” The business combination will be accounted for as a reverse recapitalization with FMC being the acquired company.
Institutional shareholders have committed to a $1.2 billion private investment in public equity (“PIPE”) immediately prior to the closing of the transaction at a price of $10.00 per share of Class A common stock of FAST. Proceeds from the PIPE are intended to be used to reduce FEI’s existing indebtedness. In addition, in connection with the merger, FEI will complete an internal reorganization and spin out certain assets which are not intended to be part of the merger.
Closing of the transaction is subject to certain conditions, including, among other things, (i) approval by FAST’s stockholders, (ii) certain approvals or other determinations from certain gaming regulatory authorities, as applicable, and the absence of a material adverse regulatory event with respect to FEI, and (iii) the effectiveness of the registration statement. The Merger Agreement may be terminated under certain circumstances, including, among others, (i) by mutual written consent of FAST and FEI, (ii) by either FAST or FEI if the closing has not occurred within ten months, and (iii) by FAST or FEI if FAST has not obtained the required approval of its stockholders.
On June 30, 2021, we entered into an amendment to the Merger Agreement whereby we agreed to contribute certain operating businesses not originally included as part of the business combination with FAST. In connection with the amendment, our Parent will receive additional equity in the public company which will increase his total equity ownership post-closing of the transaction to greater than 70%.
On March 31, 2021, we entered into an agreement with our revolving lenders that waives the leverage covenant ratio under the 2016 Credit Facility through the calculation period ending on December 31, 2021 and extends the maturity of all but $10.0 million of the revolver commitments to October 2022.
On February 24, 2021, GNOG announced that it had entered into a definitive agreement with Tioga Downs Race Track, LLC. (“Tioga Downs”) for future online gaming market access in the state of New York, subject to legislation, regulatory approval, license eligibility and availability. The 20-year agreement gives GNOG market access to the state of New York for online casino wagering under a Tioga Downs’ license, regulations permitting.

FERTITTA ENTERTAINMENT, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
	September 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$610,895	$401,097
Restricted cash	—	54,570
Accounts receivable – trade and other, net	64,115	61,433
Income taxes receivable	26,728	38,321
Inventories	99,798	90,610
Other current assets	26,827	24,595
Assets held for sale	288,957	—
Total current assets	1,117,320	670,626
PROPERTY AND EQUIPMENT, net	2,197,490	2,281,618
OPERATING LEASE RIGHT-OF-USE ASSETS, net	874,421	905,159
INVESTMENT IN AFFILIATES AND JOINT VENTURES	28,022	26,745
ACCOUNTS AND NOTES RECEIVABLE, affiliates	112,641	108,691
INTANGIBLE ASSETS, net	759,450	762,067
LONG-TERM DEFERRED TAX ASSETS	103,901	181,254
OTHER ASSETS, net	64,965	69,069
Total assets	$5,258,210	$5,005,229
LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$132,447	$168,507
Accrued liabilities	660,675	649,360
Current portion of long-term debt	29,149	37,045
Operating lease liabilities	109,789	117,817
Liabilities held for sale	307,590	—
Total current liabilities	1,239,650	972,729
LONG-TERM DEBT, net of current portion	4,504,649	4,763,628
FINANCE LEASE OBLIGATIONS	20,666	19,656
NONCURRENT OPERATING LEASE LIABILITIES	872,234	900,186
WARRANT DERIVATIVE LIABILITIES	—	176,359
OTHER LIABILITIES	76,965	81,796
Total liabilities	6,714,164	6,914,354
COMMITMENTS AND CONTINGENCIES (Note 11)
REDEEMABLE NONCONTROLLING INTEREST	2,919	2,736
STOCKHOLDERS’ DEFICIT:
Common stock, $0.01 par value, 60,000 shares authorized, 1 shares issued and outstanding	—	—
Additional paid-in capital	696,357	703,722
Accumulated deficit	(1,565,158)	(1,749,661)
Accumulated other comprehensive loss	(3,366)	(3,557)
FEI stockholder’s deficit	(872,167)	(1,049,496)
NONCONTROLLING INTERESTS	(586,706)	(862,365)
Total stockholders’ deficit	(1,458,873)	(1,911,861)
Total liabilities and stockholders’ deficit	$5,258,210	$5,005,229
The accompanying notes are an integral part of these condensed consolidated financial statements.

FERTITTA ENTERTAINMENT, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
	Nine Months Ended September 30,
	2021	2020
REVENUES:
Restaurant and hospitality	$1,758,225	$1,145,813
Gaming:
Casino	487,299	321,559
Rooms	131,811	77,776
Food and beverage	152,242	99,727
Other	79,679	44,395
Net gaming revenue	851,031	543,457
Total revenue	2,609,256	1,689,270
OPERATING COSTS AND EXPENSES:
Restaurant and hospitality:
Cost of revenues	468,272	312,297
Labor	421,842	332,187
Other operating expenses	426,107	386,505
Gaming:
Casino	207,007	148,065
Rooms	34,318	28,233
Food and beverage	85,194	64,116
Other	200,681	133,885
General and administrative expense	106,744	86,304
Depreciation and amortization	147,316	159,614
Asset impairment expense	6,622	97,885
(Gain) loss on disposal of assets	(18,738)	628
Pre-opening expenses	795	2,718
Total operating costs and expenses	2,086,160	1,752,437
OPERATING INCOME (LOSS)	523,096	(63,167)
OTHER EXPENSE:
Interest expense, net	207,245	218,657
Gain on warrant derivatives	(71,031)	—
Other income, net	(4,166)	(3,350)
Total other expense	132,048	215,307
Income (loss) before income taxes	391,048	(278,474)
Provision (benefit) for income taxes	73,004	(105,257)
Net income (loss)	318,044	(173,217)
Net income (loss) attributable to noncontrolling interests	57,305	(951)
Net income (loss) attributable to FEI	$260,739	$(172,266)
Basic and diluted net income (loss) per share:
Basic and diluted	$260,739	$(172,266)
Weighted-average number of common shares outstanding:
Basic and diluted	1	1
The accompanying notes are an integral part of these condensed consolidated financial statements.

FERTITTA ENTERTAINMENT, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
INCOME (LOSS)
(in thousands)
	Nine Months Ended September 30,
	2021	2020
Net income (loss)	$318,044	$(173,217)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	242	(596)
Total other comprehensive income (loss), before tax	242	(596)
Deferred income tax expense (benefit) on other comprehensive income (loss)	(51)	128
Other comprehensive income (loss), net of tax	191	(468)
Comprehensive income (loss)	318,235	(173,685)
Less: other comprehensive income (loss) attributable to noncontrolling interests	57,305	(951)
Comprehensive income (loss) attributable to FEI	$260,930	$(172,734)
The accompanying notes are an integral part of these condensed consolidated financial statements.

FERTITTA ENTERTAINMENT, INC.
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
(in thousands)
		FEI Stockholder’s Deficit					Noncontrolling Interests	Total
	Mandatory Redeemable Noncontrolling Interest	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss
		Shares	Amount
Balance, December 31, 2020	$2,736	1	$—	$703,722	$(1,749,661)	$(3,557)	$(862,365)	$(1,911,861)
Net income	—	—	—	—	260,739	—	57,305	318,044
Accretion of mandatory redeemable
noncontrolling interest	183	—	—	(183)	—	—	—	(183)
Contributions from Parent	—	—	—	2,174	—	—	—	2,174
Distributions to Parent	—	—	—	—	(20,369)	—	—	(20,369)
Dividend to noncontrolling interst holders	—	—	—	—	—	—	(1,016)	(1,016)
Stock based compensation of GNOG	—	—	—	—	—	—	8,707	8,707
Dissolution of joint venture	—	—	—	—	—	—	1,384	1,384
GNOG warrant exercises	—	—	—	(9,356)	—	—	153,412	144,056
Redemption value adjustment of interest in GNOG	—	—	—	—	(55,867)	—	55,867	—
Other comprehensive loss, net of tax	—	—	—	—	—	191	—	191
Balance, September 30, 2021	$2,919	1	$—	$696,357	$(1,565,158)	$(3,366)	$(586,706)	$(1,458,873)
		FEI Stockholder’s Deficit					Noncontrolling Interests	Total
	Mandatory Redeemable Noncontrolling Interest	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss
		Shares	Amount
Balance, December 31, 2019	2,492	1	—	640,800	(2,040,166)	(3,644)	3,989	(1,399,021)
Net loss	—	—	—	—	(172,266)	—	(951)	(173,217)
Accretion of mandatory redeemable
noncontrolling interest	183	—	—	(183)	—	—	—	(183)
Acquisition of interest in joint venture	—	—	—	—	—	—	1,818	1,818
Dividend to noncontrolling interest owners	—	—	—	—	—	—	(1,249)	(1,249)
Distributions to Parent	—	—	—	—	(220,292)	—	—	(220,292)
Contributions from Parent	—	—	—	52,212	—	—	—	52,212
Other comprehensive loss, net of tax	—	—	—	—	—	(468)	—	(468)
Balance, September 30, 2020	$2,675	1	$—	$692,829	$(2,432,724)	$(4,112)	$3,607	$(1,740,400)
The accompanying notes are an integral part of these condensed consolidated financial statements.

FERTITTA ENTERTAINMENT, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Nine Months Ended September 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$318,044	$(173,217)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	147,316	159,614
Asset impairment expense	6,622	97,885
Gain on disposal of assets	(18,738)	(3,977)
Stock based compensation	8,707	—
Gain on GNOG warrant derivatives	(71,031)	—
Deferred tax provision (benefit)	29,560	(30,931)
Other	15,463	11,401
Changes in assets and liabilities, net and other	28,181	(14,472)
Total adjustments	146,080	219,520
Net cash provided by operating activities	464,124	46,303
CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment additions and other	(70,201)	(36,404)
Proceeds from disposition of assets	4,153	10,035
CRDA investment	(1,392)	(846)
Insurance proceeds from property claims	24,992	—
Issuance of notes receivable to affiliates	—	(50,092)
Repayment of notes receivable to affiliates	—	16,792
Business acquisitions, net of cash acquired	(1,421)	(40,729)
Net cash used in investing activities	(43,869)	(101,244)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from finance lease obligations	—	2,239
Proceeds from debt issuance	—	488,000
Payments of debt	(34,822)	(44,038)
Cash from GNOG warrant exercises, net	110,068	—
Debt issuance and retirement costs	(1,560)	(4,086)
Proceeds from revolving credit facility	37,000	441,836
Payments on revolving credit facility	(149,813)	(292,023)
Contributions from Parent	—	50,700
Distributions to Parent	(20,369)	(220,292)
Dividend to noncontrolling interest owners	(1,016)	(1,249)
Payment of mandatory redeemable noncontrolling interest	(500)	(5,500)
Net cash (used in) provided by financing activities	(61,012)	415,587
EFFECT OF EXCHANGE RATE CHANGES ON CASH	386	(121)
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	359,629	360,525
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	455,667	140,548
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$815,296	$501,073
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO AMOUNTS REPORTED WITHIN THE CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	$610,895	$455,406
Restricted cash	—	45,667
Cash and cash equivalents and restricted cash held for sale (Note 10)	204,401	—
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH	$815,296	$501,073
The accompanying notes are an integral part of these condensed consolidated financial statements.

1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Fertitta Entertainment, Inc. (“FEI”, “we” or “our”) is a national, diversified, gaming, restaurant, hospitality, and entertainment company principally engaged in the ownership and operation of Golden Nugget gaming facilities and online gaming and full service restaurants. We operate Golden Nugget hotel, casino, and entertainment resorts in downtown Las Vegas (“GNLV”) and Laughlin (“GNL”), Nevada, Lake Charles, Louisiana (“GNLC”), Biloxi, Mississippi (“GNB”), and Atlantic City, New Jersey (“GNAC”). We have a controlling interest in Golden Nugget Online Gaming, Inc. (“GNOG”) which conducts online gaming, or iGaming, and digital sports entertainment operations in New Jersey, Michigan, West Virginia, and Virginia. Our restaurants operate primarily under the names Landry’s Seafood House, Rainforest Café, The Chart House, Saltgrass Steak House, The Oceanaire Seafood Room, Bubba Gump Shrimp Company, Morton’s Steakhouse, McCormick & Schmick’s Seafood and Steaks, Mastro’s Steakhouse, Dos Caminos, Bill’s Bar & Burger, Joe’s Crab Shack, Brick House Tavern + Tap, Mitchell’s Seafood, Strip House, Del Frisco’s Double Eagle Steakhouse, Del Frisco’s Grille, Portland City Grill, Palisade, Clinkerdagger, Simon and Seaforts, Henry’s Tavern, Kincaid’s, Houlihan’s, J. Gilbert’s, Bristol Seafood Grill, Devon Seafood Grill, and The Palm Restaurant. We own and operate a number of our brands in international locations and license international restaurants under the trade names Rainforest Café, Bubba Gump Shrimp Company, Morton’s Steakhouse, Boathouse, Joe’s Crab Shack and The Palm Restaurant. In addition, we license certain Joe’s Crab Shack, Brick House Tavern + Tap, Claim Jumper, Houlihan’s, Bristol Seafood Grill, Devon Seafood Grill and The Palm restaurants domestically. We are also engaged in the ownership and operation of select hospitality and entertainment businesses, which include aquarium complexes, the Kemah Boardwalk, a 40-acre amusement, entertainment and retail complex in Kemah, Texas, and the Galveston Island Historic Pleasure Pier, an amusement, entertainment and retail complex located in Galveston, Texas. We are wholly owned by Tilman J. Fertitta (“Parent”).
FAST Acquisition Merger
On February 1, 2021, FAST Acquisition Corp. (“FAST”), a special purpose acquisition company, entered into an agreement and plan of merger (the “Merger Agreement”) with FEI, pursuant to which (i) FAST will merge with and into FAST Merger Corp. (“FMC”), with FAST Merger Corp. surviving the merger (the “TX Merger”), pursuant to the agreement and plan of merger, dated as of February 1, 2021, by and between FAST and FAST Merger Corp., (ii) following the TX Merger, Merger Sub will merge with and into FEI (the “Merger”), with FEI surviving the merger and the stockholders of FEI will receive shares of Class B common stock of New FEI and (iii) immediately following the Merger, FEI shall merge with and into Florida Merger Sub LLC (“LLC Sub”), a wholly owned subsidiary of FAST Merger Corp., with LLC Sub surviving such merger as a direct, wholly owned subsidiary of FAST Merger Corp. In connection, with the transactions contemplated by the Merger Agreement, FMC will be renamed “Fertitta Entertainment, Inc.” The business combination will be accounted for as a reverse recapitalization with FMC being the acquired company.
Institutional shareholders have committed to a $1.24 billion private investment in public equity (“PIPE”) immediately prior to the closing of the transaction at a price of $10.00 per share of Class A common stock of FAST. Proceeds from the PIPE are intended to be used to reduce FEI’s existing indebtedness. In addition, in connection with the merger, FEI will complete an internal reorganization and spin out certain assets which are not intended to be part of the merger.
Closing of the transaction is subject to certain conditions, including, among other things, (i) approval by FAST’s stockholders, (ii) approvals or other determinations from certain gaming regulatory authorities, as applicable, and the absence of a material adverse regulatory event with respect to FEI, and (iii) the effectiveness of the registration statement. The Merger Agreement may be terminated under certain circumstances, including, among others, (i) by mutual written consent of FAST and FEI, (ii) by either FAST or FEI if the closing has not occurred by December 1, 2021, and (iii) by FAST or FEI if FAST has not obtained the required approval of its stockholders.
On June 30, 2021, we entered into an amendment to the Merger Agreement whereby we agreed to contribute certain operating businesses not originally included as part of the business combination with FAST. On October 20, 2021, we entered into an agreement to acquire Top Shelf Holdings, LLC (“Catch Hospitality”), in which Mr. Fertitta currently has a 50% indirect noncontrolling ownership interest. See

Note 15. In connection with the amendment and the acquisition of Catch Hospitality, Mr. Fertitta will receive additional equity in the public company which will increase his total equity ownership post-closing of the transactions to greater than 70%.
GNOG Sale
On August 9, 2021, GNOG entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which DraftKings, Inc. will acquire all of GNOG’s issued and outstanding shares of common stock. See Note 10.
Basis of Presentation
The accompanying consolidated financial statements include the consolidated accounts of FEI, a Texas corporation, and its wholly and majority owned and controlled subsidiaries and partnerships. Intercompany accounts and transactions have been eliminated in consolidation. We prepared the accompanying unaudited condensed consolidated financial statements in accordance with Rule 10-01 of Regulation S-X, and hence, do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. We have made adjustments that are, in our opinion, necessary for the fair presentation of the results of the interim periods presented. The results of operations for such interim periods are not necessarily indicative of the results of operations for a full year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the more detailed audited consolidated financial statements for the fiscal years ended December 31, 2020, 2019, and 2018.
COVID-19 Pandemic
During March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus (“COVID-19”). The pandemic has significantly impacted the economic conditions around the world, accelerating during the first half of March 2020, as federal, state and local governments reacted to the public health crisis. As a result, we were required to temporarily close all of our casinos and many restaurants and were restricted to takeout and delivery in most of our remaining restaurants, all contributing to reduced guest traffic and a substantial negative impact to our revenues. In late April 2020, we began reopening restaurants at limited capacity where allowed by state and local governments. Two casinos reopened in May, two reopened in June, and one reopened in July in accordance with local capacity restrictions.
During the first quarter of 2021, many of the government mandated closed locations were allowed to reopen albeit at limited capacity, while certain other properties were allowed to expand their capacity. As of September 30, 2021, substantially all of our restaurant dining rooms and patios were opened with limited seating capacity.
The ultimate impact of COVID-19 cannot be reasonably estimated at this time due to the significant uncertainty around the duration of the disruption and its long term impact on the economy. Failure to contain the spread could lead to further capacity reductions, restaurant closures, disruptions in our supply chain and staffing. Furthermore, there can be no assurance even after reopening that our operations will recover to levels prior to these closures, or whether future impairments or closures related to COVID-19 will occur. We expect the pandemic will continue to impact our results of operations, financial position, and liquidity, with the impact to our business to be reduced over time as more people become vaccinated.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
We recognize revenue when control over the goods and services we provide has transferred to the customer, which is generally when the services are performed and we have no substantive performance obligations remaining. Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis, or excluded from revenues, in our consolidated statements of operations.
Restaurant and hospitality revenues are presented in our consolidated statements of operations net of discounts. Initial area development and franchise fees received are deferred and recognized as revenue over the term of the related franchise agreement. Royalties, which are a percentage of net sales of the franchisee, are recognized as revenue in the period in which the sales are reported to have occurred.
Casino revenue is the aggregate net difference between gaming wins and losses, less sales incentives and other adjustments. Liabilities are recognized for funds deposited by customers before gaming play occurs and for chips in the customer’s possession. Jackpots, other than the incremental amount of progressive jackpots, are recognized at the time they are won by customers. We accrue the incremental amount of progressive jackpots as the progressive machine is played, and the progressive jackpot amount increases, with a corresponding reduction to casino revenues.
Online gaming revenues are principally derived from real money online gaming, which includes both online casino wagering and online sports wagering. Gaming revenue is recognized at the conclusion of each wager or contest and is measured as the aggregate net difference between gaming wins and losses. Liabilities are recognized for funds deposited by customers before gaming play occurs. We report 100% of wins as revenue and our content provider’s share is reported in costs and expenses. Jackpots, other than the incremental progressive jackpots, are recognized at the time they are won by customers. We accrue the incremental progressive jackpots as the progressive games are played, and the progressive jackpot amount increases, with a corresponding reduction to gaming revenues. Free play and other incentives to customers related to internet gaming play are recorded as a reduction of gaming revenue.
GNOG is contracted to manage multi-year market access agreements with online gaming operators that are authorized to operate real money online gaming and sports betting in New Jersey, for which we receive royalties and cost reimbursement, and in some cases we receive upfront minimum royalty payments for specific contract periods. Initial fees received for the market access agreements and prepaid guaranteed minimum royalties are deferred and recognized over the term of the contract as the performance obligations are satisfied. Monthly royalties associated with the market access agreements can be fixed amount or based on a percentage of net gaming revenues. Royalties owed by the customer in excess of the minimum royalty are recognized as the performance obligations are satisfied. GNOG is also contracted to manage multi-year live studio broadcast license agreements with authorized online gaming operators that provide for the use of the live table games broadcast from our studio. GNOG receives royalties from the online gaming operators using our studio based on gross gaming revenues and in some cases receive an additional flat monthly fee.
At our casinos, the hotel, food and beverage and other revenues are recognized as goods and services are transferred to the customer. Room revenue is generally recognized over time, consistent with the customer’s reservation period. Advance deposits for future hotel occupancy, convention space or food and beverage services are recorded as a liability until the goods and services are provided to the customer. Food and beverage and other revenues are recognized at the point in time the services are performed or events are held.
The relative standalone selling price of accommodations, food and beverage, and other services furnished to hotel-casino guests without charge is recognized as a reduction to revenues for the department which issued the complimentary offering and as an increase to revenues for the department providing the offering. Complimentary offerings periodically extended by third parties at our discretion and under our control are recorded as an expense when incurred.

Our gaming revenues included complimentary offerings and loyalty point redemptions as follows (in thousands):
	Nine Months Ended September 30,
	2021	2020
Rooms	$36,534	$24,205
Food and beverage	30,427	21,978
Other	5,756	5,131
	$72,717	$51,314
We sell gift cards to our customers in our restaurants and casinos, through our web sites and selected third parties. We do not charge administrative fees on unused gift cards, and our gift cards do not have an expiration date. Proceeds from the sale of gift cards are recorded as deferred revenue at the time of sale and recognized as revenue upon redemption by the customer. Gift card breakage is recognized using estimates based on historical redemption patterns and is reflected as revenues in our consolidated statements of operations. If actual redemption patterns vary from our estimates, actual gift card breakage income may differ from the amount recorded. We periodically update our estimates used for breakage and apply that rate to gift card redemptions.
Loyalty Program and Slot Player Club Liability
Our restaurants have a loyalty program called the Landry’s Select Club that allows participants to earn points when they dine in our restaurants. These points may be converted into rewards that are redeemable at any of our restaurant, casino, hospitality, and entertainment locations. The incentives earned by customers under this program are based on past restaurant transactions and represent separate performance obligations. Restaurant loyalty points and rewards earned generally expire within twelve months.
We have also established promotional slot and player clubs in our casinos to encourage repeat business from frequent and active slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for complimentary amenities, including meals in our non casino restaurants. The incentives earned by customers under these programs are based on their past play and represent separate performance obligations. Player club points generally expire within twelve months.
For transactions where loyalty and players club points are earned, we allocate a portion of the transaction price to the points that are earned based upon the relative standalone selling prices of the goods and services involved. We have determined the standalone selling price of loyalty and players club points by computing the redemption value of points expected to be redeemed. We have applied the practical expedient under the portfolio approach to each of our restaurant and players club transactions because of the similarity of restaurant and gaming transactions and the homogeneity of each loyalty program. When the activity underlying the earning of points has a wide range of selling prices and is highly variable, we use the residual approach in the allocation by computing the value of the loyalty points and allocating the residual amount to the remaining revenue generating activity. This allocation results in a portion of the transaction price being deferred and presented as contract liabilities in our accompanying balance sheets.
Our loyalty programs include various tiers that offer different benefits, and members are able to earn credits towards tier status, which generally enables them to receive discounts similar to those provided as the complimentary offerings described above. We have determined that any such discounts received as a result of tier status do not represent material rights, and therefore, we do not account for them as distinct performance obligations.
Accounts Receivable
Accounts receivable is comprised primarily of amounts due from our credit card processors, our gift card distributors, casino and hotel receivables, receivables from national storage and distribution companies, and income tax receivables. The receivables from national storage and distribution companies arise when certain of our inventory items are conveyed to these companies at cost (including freight and holding charges but without any general overhead costs). These conveyance transactions do not impact the consolidated statements of operations as there is no revenue or expense recognized in the consolidated financial statements since they are without economic substance other than drayage. We reacquire these items, although not obligated to, when subsequently delivered to our restaurants at cost plus the distribution company’s contractual mark-up. Accounts receivable are reduced by an allowance for credit losses to reflect the net amount we expect to collect based on historical collection experience, trends and specific review of individual accounts. Receivables are written off when they are deemed to be uncollectible. The allowance for credit losses was $5.7 million and $8.7 million as of September 30, 2021 and December 31, 2020.
Property and Equipment
Property and equipment are recorded at cost. Expenditures for major renewals and betterments are capitalized while maintenance and repairs are expensed as incurred.
We compute depreciation using the straight-line method. The estimated lives used in computing depreciation are generally as follows: buildings and improvements — 5 to 40 years; furniture, fixtures and equipment — 3 to 15 years; and leasehold improvements — shorter of the estimated useful life of the asset or lease term, including option periods where failure to renew results in economic penalty.
Interest is capitalized in connection with construction and development activities, and other real estate development projects. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life.
Our properties are reviewed for impairment on a property by property basis whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The recoverability of properties that are to be held and used is measured by comparison of the estimated future undiscounted cash flows associated with the asset to the carrying amount of the asset. If such assets are considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the assets exceeds their fair value using Level 3 measurements. Properties to be disposed of are reported at the lower of their carrying amount or fair value determined by management’s estimates of expected proceeds supplemented by third party offers or sales contracts, reduced for estimated disposal costs.
During the nine months ended September 30, 2021, we recorded impairment charges of $4.5 million to impair the fixed assets of six underperforming restaurants, two of which have closed. During the nine months ended September 30, 2020, we recorded impairment charges of $24.9 million to impair the fixed assets of thirty-six underperforming restaurants, twenty-five of which have closed.
Goodwill and Other Intangible Assets
The following table sets forth the carrying amount of goodwill and other intangible assets (in thousands):
	September 30, 2021				December 31, 2020
	Weighted Average Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:
Trademarks	6.32	$68,948	$(35,935)	$33,013	$68,948	$(31,898)	$37,050
Non-amortizing intangible assets:
Goodwill				450,789			449,369
Trademarks				242,381			242,381
Gaming licenses				33,267			33,267
				726,437			725,017
Total goodwill and intangible assets				$759,450			$762,067
Goodwill and other intangible assets with indefinite lives, which include gaming licenses and certain trademarks, are not subject to amortization, but instead tested for impairment at least annually on

December 1st. The reporting units are our restaurant brands. Intangible assets with definite lives are amortized over their estimated useful life using the straight line method and are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable.
Such indicators of impairment may include a significant decline in our expected future cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, the testing for recoverability of an asset group within a reporting unit and slower growth rates. We estimate the fair value of each reporting unit using a combination of the income approach which includes estimates of future cash flows and the market approach which estimates fair value by applying sales or cash flow multiples to the reporting unit’s operating performance. The fair value of trademarks is determined using the relief-from-royalty method, which requires assumptions related to projected revenues, assumed royalty rates that could be payable if we did not own the trademarks, and a discount rate.
During the nine months ended September 30, 2020, primarily as a result of restaurant closures and a decline in operating performance due to the impact of the pandemic, we recorded non-cash charges of $28.1 million to impair the McCormick and Schmick’s trademark and $25.2 million to impair the Morton’s trademark. The fair value of the trademarks was determined using Level 3 measurements. See Note 3 for further discussion. There were no impairment charges against intangible assets during the nine months ended September 30, 2021.
For the nine months ended September 30, 2021 and 2020, we recognized amortization expense of $4.0 million, and $6.2 million, respectively, related to intangibles.
Warrant Derivative Liabilities
GNOG has private sponsor warrants outstanding that entitle the holder to purchase one share of their Class A common stock. The warrants are classified as a liability in our consolidated balance sheets due to certain rights and redemption options available to the holders. The liability associated with the warrants is measured at fair value and subject to remeasurement at each balance sheet date with changes in fair value each period reported in earnings. During the nine months ended September 30, 2021, we recorded a noncash remeasurement gain on warrant derivatives of $71.0 million in other (income) expense, net and net income (loss) attributable to noncontrolling interests.
During the first quarter of 2021, all of GNOG’s outstanding public warrants were exercised or redeemed resulting in cash proceeds of $110.1 million. Upon exercise, the fair value of the public warrant derivative liability of $43.3 million was reclassified to stockholders’ equity.
Leases
We lease corporate office space as well as real estate and certain equipment at most of the restaurant and casino locations. We evaluate our leases at the commencement of the lease to determine the classification as an operating or finance lease. The lease term commences on the date when we have the right to control the use of the leased property, which is typically before lease payments are due under the terms of the lease. A majority of our leases have renewal periods exercisable at our option. At lease commencement, we include option periods that we are reasonably certain to exercise as failure to renew the lease would impose an economic penalty either from the loss of our investment in leasehold improvements or future cash flows from operating the restaurant.
Our leases generally require payment of property taxes, insurance and maintenance costs in addition to the lease payments. We account for fixed lease and non-lease components of a lease as a single lease component. Operating and finance lease liabilities are recognized based on the present value of minimum lease payments over the remaining expected lease term using our incremental borrowing rate. The right-of-use lease assets are measured based on the operating lease liabilities adjusted for lease incentives, initial indirect costs, favorable or unfavorable lease purchase price adjustments, and impairments. Failed sale-leaseback transactions are generally classified as finance leases and result in land, buildings and equipment being recorded in property and equipment, net and a finance lease liability equal to the amount of proceeds received.
We recognize lease expense related to operating leases on a straight-line basis. Amortization expense and interest expense related to finance leases are included in depreciation and amortization and interest expense, net, respectively, in our consolidated statements of operations. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and are recognized on a straight-line basis over the lease term. Contingent rentals represent payment of variable lease obligations based on a percentage of revenues, as defined by the terms of the applicable lease agreement and are accrued at the point in time we determine that it is probable that such sales levels will be achieved. Additionally, we have certain leases which periodically reset to a specified index. These leases are initially recorded using the index that existed at lease commencement and subsequent index changes are recorded as variable lease expense.
Translation of Foreign Currencies
As of September 30, 2021, we owned and operated eleven international locations. The financial position and results of operations of our foreign businesses are measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at period end rates of exchange, and revenues and expenses are translated at the average rates of exchange for the period. Unrealized gains or losses resulting from the translation of foreign currency financial statements are accumulated as a separate component of equity.
Casino Reinvestment Development Authority Obligation
As required by the provisions of the New Jersey Casino Control Act (the “Act”), New Jersey casino licensees must pay an investment alternative tax of 2.5% of gross casino revenues and 5.0% of internet gaming revenues as defined by the Act. However, pursuant to contracts with the New Jersey Casino Reinvestment Development Authority (“CRDA”), GNAC pays 1.25% of its gross casino revenues and GNOG pays 2.5% of its internet gaming revenues quarterly to the CRDA to fund qualified investments. Once the funds are deposited with the New Jersey Casino Reinvestment Development Authority (“CRDA”), qualified investments may be satisfied by: (i) the purchase of bonds issued by the CRDA at below market rates of interest; (ii) direct investment in CRDA-approved projects; or (iii) a donation of funds to projects as determined by the CRDA. According to the Act, funds on deposit with the CRDA are invested by the CRDA and the resulting income is shared two-thirds to the casino licensee and one-third to the CRDA. Further, the Act requires that CRDA bonds be issued at statutory rates established at two-thirds of market value.
Pursuant to a provision contained within Atlantic City’s PILOT (payment in lieu of taxes) law, any CRDA funds not utilized or pledged for direct investments, the purchases of CRDA bonds or otherwise contractually obligated, related to all funds received from the payment of the investment alternative tax going forward are allocated to the City of Atlantic City. The PILOT law directs that these funds be used for the purposes of paying debt service on bonds issued by the City of Atlantic City prior to and after the date of the PILOT law. These provisions expire as of December 31, 2026.
We are required to make quarterly deposits with the CRDA to satisfy our investment obligations and, as a result of the PILOT law, record a charge to expense for 100% of the obligation amount as of the date the obligation arises.
For the nine months ended September 30, 2021 and 2020, we charged to other gaming expense $3.4 million and $2.7 million, respectively. As of September 30, 2021, the CRDA deposits and investments in CRDA bonds reflected in other non-current assets on the accompanying consolidated balance sheets, net of allowances of $18.3 million, had no value. As of December 31, 2020, the deposits and bonds, net of allowances of $16.9 million, had no value.
Adopted Accounting Pronouncements
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” The objective of this update is to simplify the accounting for income taxes by removing certain exceptions to general principles in ASC Topic 740 and by clarifying and amending guidance that already exists within GAAP. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. We adopted this standard effective January 1, 2021 and it did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements
In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.” The objective of this update is to require contract assets and contract liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC Topic 606, “Revenue from Contracts with Customers.” Current GAAP requires such amounts to be recognized by the acquirer at fair value. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We anticipate that the adoption of this standard will not have a material impact on our consolidated financial statements.
2.   REVENUE RECOGNITION
Deferred revenue liabilities from contracts with customers included in accrued liabilities and other liabilities in our accompanying consolidated balance sheets are comprised of the following (in thousands):
	September 30, 2021	December 31, 2020
Gift cards	$118,309	$132,331
Customer deposits	21,551	10,385
Restaurant loyalty programs	18,905	24,990
Online gaming contract liabilities	—	3,269
	$158,765	$170,975
Gaming related	September 30, 2021	December 31, 2020
Slot and player club loyalty programs	$11,483	$11,604
Online gaming loyalty program	—	46
Other liabilities	September 30, 2021	December 31, 2020
Deferred franchise fees (non-current)	$1,206	$1,420
Online gaming contract liabilities (non-current)	—	5,821
The following table presents a rollforward of deferred revenue liabilities associated with gift cards, loyalty programs and online gaming agreements (in thousands):
Gift Cards	Nine Months Ended September 30,
	2021	2020
Beginning balance	$132,331	$137,014
Activations	14,123	13,794
Acquisitions	—	3,020
Redemptions and breakage	(28,145)	(32,118)
Ending balance	$118,309	$121,710
Loyalty Programs	Nine Months Ended September 30,
	2021	2020
Beginning balance	$36,594	$44,319
Points and rewards earned	22,981	17,819
Acquisitions	—	10,620
Redemptions and breakage	(29,187)	(24,536)
Ending balance	$30,388	$48,222

Online Gaming Agreements	Nine Months Ended September 30,
	2021	2020
Beginning balance	$—	$6,725
Cash received	—	4,873
Revenue recognized	—	(1,797)
Ending balance	$—	$9,801
3.   FAIR VALUE MEASUREMENTS
Non-recurring fair value measurements related to asset impairments consisted of the following (in thousands):
Description	September 30, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairments
Property and equipment held and used	$8,759	$—	$—	$8,759	$4,543
Operating lease right-of-use assets	4,919	—	—	4,919	2,079
					$6,622
Description	September 30, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairments
Long lived assets held and used	$9,434	$—	$—	$9,434	$24,919
Trademarks	53,140	—	—	53,140	53,291
Operating lease right-of-use assets	15,858	—	—	15,858	19,675
					$97,885
The fair value of properties that are to be held and used is determined based on appraisals, sales prices of comparable assets or the estimated future discounted cash flows associated with the asset. If such assets are considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the assets exceed their fair value.
In connection with a non-qualified deferred compensation plan, we use a Rabbi Trust to fund obligations of the plan. The market value of the trust assets as of September 30, 2021 and December 31, 2020 was $29.3 million and $25.0 million, respectively, as determined using Level 1 inputs, is included in other assets, net and the liability to plan participants is included in other long term liabilities in our consolidated balance sheets.
The following provides a reconciliation of GNOG’s warrant derivative liabilities measured at fair value on a recurring basis (in thousands):
Description	September 30, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain on Warrants
Public Warrants	$—	$(51,557)	$—	$—	$(51,557)
Sponsor Warrants	62,010	—	—	(19,474)	(19,474)
	$62,010				$(71,031)

The following table provides qualitative information regarding the fair value measurements for GNOG’s Level 3 sponsor warrant derivatives as of September 30, 2021:
September 30, 2021
Stock price	$17.37
Strike price	$11.50
Term (in years)	4.25
Volatility	65.0%
Risk-free yield	0.81%
Dividend yield	0.0%
Fair value of warrants	$10.54
Due to the short-term nature of cash and cash equivalents, payables and short-term debt obligations, the carrying value approximates the fair value of these instruments. The carrying value and fair value of long-term debt, as of September 30, 2021, was $4.53 billion and $4.56 billion, respectively. The carrying value and fair value of long-term debt, as of December 31, 2020, was $4.80 billion and $4.76 billion, respectively. The fair value of long-term debt is estimated based on quoted market prices, where available, or on the amount of future cash flows associated with each debt instrument, discounted using our current borrowing rate for comparable debt instruments.
4.   ACCRUED LIABILITIES
Accrued liabilities are comprised of the following (in thousands):
	September 30, 2021	December 31, 2020
Payroll and related costs	$98,678	$80,664
Gaming related, excluding taxes	27,781	81,385
Insurance	87,240	82,262
Taxes, other than payroll and income taxes	60,803	65,956
Deferred revenue	158,765	170,975
Accrued interest	78,174	52,265
Accrued rent	49,043	61,633
Mandatory redeemable noncontrolling interest	6,139	5,219
Income taxes payable	35,052	184
Other	59,000	48,817
	$660,675	$649,360
5.   DEBT
In October 2016, our subsidiary Landry’s, Inc. (“Landry’s”) entered into a $1.5 billion credit facility (“2016 Credit Facility”) and issued $600.0 million in 6.75% senior unsecured notes (“Senior Notes”). The 2016 Credit Facility was initially comprised of (a) a 5-year $200.0 million senior secured revolving credit facility maturing in October 2021, and (b) a 7-year $1.3 billion senior secured term loan facility (“2016 Term Loan Facility”) maturing in October 2023, and provides for an accordion feature which will allow an increase in the term loan up to $300.0 million plus any voluntary principal prepayments, based on compliance with certain covenants. In September 2017, we amended and reissued the 2016 Credit Facility to increase the revolving credit facility by $35.0 million and increase the 2016 Term Loan Facility by $1.0 billion. In October 2019, in connection with the Del Frisco’s acquisition, we increased the revolving credit facility by $30.0 million and borrowed an additional $300.0 million, net of a $0.8 million discount, under the 2016 Term Loan Facility. Proceeds were used towards the purchase price and to pay $7.0 million of fees and expenses related to this additional borrowing, all of which were capitalized and are being expensed over the remaining term of the 2016 Credit Facility. On February 4, 2020, we amended our 2016 Credit facility to borrow $200.0 million additional principal amount under our 2016 Term Loan Facility and reduce the margin on the term loan from 2.75% to 2.50%. Proceeds from the incremental term loan were used to pay a distribution to our Parent. The 2016 Term Loan Facility requires 1% annual principal payments in equal quarterly installments with any remaining outstanding balance due at maturity.
The obligations under the 2016 Credit Facility, as amended, are unconditionally guaranteed by our guarantor subsidiaries and are secured by a first lien position on substantially all of our and the guarantor subsidiaries’ assets. We may elect that the 2016 Credit Facility bear interest at a rate per annum equal to London Interbank Offered Rate (“LIBOR”) plus 3.25% for revolver borrowings and LIBOR (subject to a 0.75% floor) plus 2.50% for term loan borrowings, or the bank’s base interest rate for revolver and term loan borrowings. As of September 30, 2021, we had approximately $48.9 million in letters of credit outstanding under the 2016 Credit Facility and available borrowing capacity of approximately $179.1 million.
The initial Senior Notes were issued in a private placement which closed on October 4, 2016. In September 2017, the Senior Notes were assigned to us and we issued an additional $745.0 million of senior unsecured notes under the 2016 Indenture, thereby increasing the total amount of Senior Notes to $1.35 billion. The Senior Notes mature on October 15, 2024. Interest accrues on the Senior Notes at a fixed interest rate of 6.75%, and we pay interest twice a year, on each April 15th and October 15th. We may redeem all or a part of the Senior Notes at a premium that will decrease over time as described in the Indenture dated October 4, 2016, (the “2016 Indenture”). We are required to offer to purchase the Senior Notes at 101% of their aggregate principal amount, plus accrued interest, if we experience a change in control as defined in the 2016 Indenture.
In the third quarter of 2020, we used approximately $19.9 million in available funds to acquire in the open market $22.0 million face amount of Senior Notes plus $0.7 million of accrued interest. These notes were then retired resulting in a gain on extinguishment of $2.3 million, net of unamortized discount and debt issuance costs, which was recorded in other income, net.
In September 2017, we also issued $670.0 million of Senior Subordinated notes (“Subordinated Notes”) in a private placement. The Subordinated Notes mature on October 1, 2025. Interest will accrue on the Subordinated Notes at a fixed interest rate of 8.75%, and we pay interest twice a year, on each April 1st and October 1st. We may redeem all or a part of the Subordinated Notes at a premium that will decrease over time as described in the Indenture dated September 12, 2017, (the “2017 Indenture”). We are required to offer to purchase the Subordinated Notes at 101% of their aggregate principal amount, plus accrued interest, if we experience a change in control as defined in the 2017 Indenture.
In April 2020, GNOG entered into a term loan credit agreement comprised of a $300.0 million interest only loan due October 4, 2023. Proceeds received from the term loan were $288.0 million, net of original issue discount of 4.0%. The term loan bears interest at LIBOR (subject to a 1.0% floor) plus 12.0% and interest payments are made quarterly. In connection with their merger transaction in December 2020, GNOG completed a tender offer for $150.0 million of the term loan at 116%, which represented a $24.0 million premium to face value. This premium, along with related fees and expenses for the tender offer were expensed as other expense in our consolidated statements of operations for the year ended December 31, 2020. In February 2021, GNOG repaid an additional $10.6 million of the term loan and incurred a prepayment premium of $1.6 million, which was expensed as other expense in our consolidated statement of operations. Additionally, $0.2 million of debt issuance costs and $0.4 million of unamortized debt discount were expensed in interest expense related to the repayment.
In the event of discontinuation of LIBOR, it will be replaced by a comparable or successor rate approved by the lender’s agent for all of our variable rate loans.
In addition, we entered into several equipment loans to finance gaming equipment. These loans have maturities ranging from January 2021 to March 2023, bear interest at rates ranging from 5.0% to 5.5%, principal and interest payments are due monthly or quarterly, and are secured by a first lien on the associated assets.
Our debt agreements contain various restrictive covenants including fixed charge and financial leverage ratios that limit our ability and our restricted subsidiaries to, among other things, incur or guarantee additional indebtedness, pay dividends or distributions, redeem subordinated indebtedness, make other restricted payments and create or incur liens. As of September 30, 2021, we were in compliance with all such covenants. On March 31, 2021, we received a waiver from our revolving lenders related to the leverage ratio under the 2016 Credit Facility through the calculation period ending on December 31, 2021 and the maturity of all but $10.0 million of the revolver commitments was extended to October 2022.
Long-term debt is comprised of the following:
	September 30, 2021	December 31, 2020
	(in thousands)
$265.0 million 2016 Revolving Credit Facility, Libor + 3.25%, $255.0 million due October 2022 and $10.0 million due October 2021	$37,000	$149,813
$2,585.6 million 2016 Term Loan, Libor (floor 0.75%) + 2.50%, principal paid quarterly, due October 2023, net of unamortized discount based upon a 3.3% imputed interest rate of $2.3 million for 2021 and $3.1 million for 2020 and debt issuance costs of $17.2 million for 2021 and $23.1 million for 2020	2,522,771	2,537,717
$1,345.0 million Senior Unsecured Notes 6.75% ($745.0 million sold at a 1% discount), interest paid semi-annually due October 2024, net of unamortized discount based upon a 6.8% imputed interest rate of $3.2 million for 2021 and $4.0 million for 2020 and debt issuance costs of $14.8 million for 2021 and $17.8 million for 2020	1,304,998	1,301,199
$670.0 million Senior Subordinated Notes 8.75%, interest paid semi-annually due October 2025, net of debt issuance costs of $10.0 million for 2021 and $11.5 million for 2020	659,989	658,523
$300.0 million GNOG term loan, Libor (floor 1.0%) + 12%, due October 2023, net of unamortized discount based upon a 13.0% imputed interest rate of $5.0 million for 2020 and debt issuance costs of $3.3 million for 2020	—	141,727
$4.0 million seller note, 5.0% interest only paid monthly, due November 2024	4,000	4,000
8.98% mortgage loan, principal and interest paid monthly beginning January 2012, due April 2021, including unamortized premium based upon a 6.4% imputed interest rate of less than $0.1 million for 2020	—	143
5.0% term loan, principal and interest paid monthly beginning October 2016, due September 2021	—	209
4.0% note payable, principal and interest paid monthly, due June 2031	3,136	—
Joint venture loans payable	1,662	5,033
Various equipment loans, 5.0% – 5.5%, principal and interest paid monthly or quarterly, due January 2021 through March 2023	242	2,309
Total debt, net of unamortized discounts and debt issuance costs	4,533,798	4,800,673
Less current portion	(29,149)	(37,045)
Long-term portion	$4,504,649	$4,763,628
6.   STOCKHOLDERS’ DEFICIT
During the nine months ended September 30, 2021, we made cash distributions of $20.4 million to our Parent and dividend payments of $1.0 million to noncontrolling interest owners. We also conveyed our interest in a joint venture to our partner which increased noncontrolling interests by $1.4 million.
During the nine months ended September 30, 2020, we made cash distributions of $220.3 million to our Parent and dividend payments of $1.3 million to noncontrolling interest owners. We also received a contribution from our Parent of $52.2 million and acquired an ownership interest in a joint venture that had a noncontrolling interest of $1.8 million.

7.   INCOME TAXES
Our effective tax rate is generally the combined federal and state statutory rate reduced by the effect of tax credits primarily due to the benefit of FICA tax credits for employee reported tip income. The effective tax rate was 18.7% for the nine months ended September 30, 2021, while the effective tax rate for the nine months ended September 30, 2020 was a benefit of 37.8%. The change in the effective tax rate is primarily due to the impact of general business credits and the non-taxable gain on the warrants recorded during 2021 compared to the recognition of a benefit at a federal statutory rate of 35% on the loss in 2020 that can be carried back 5 years and the release of a valuation allowance against AMT credits that became refundable in 2020 as a result of the CARES Act.
FEI owns entities unrelated to its core businesses that are being spun out in a non-taxable transaction prior to the FAST merger. These entities were included in the consolidated tax returns filed by FEI. Any deferred tax assets related to these entities that were retained by FEI are considered deemed contributions and have been recorded to additional paid-in capital. The deemed contributions were $2.2 million and $1.5 million for the nine months ended September 30, 2021 and 2020, respectively. We also recognized $9.4 million as a reduction to additional paid-in capital in connection with the GNOG warrant exercises in 2021.
8.   LEASES
The components of total lease cost for the nine months ended September 30, 2021 and 2020 were as follows (in thousands):
	Nine Months Ended September 30,
	2021	2020
Operating lease cost	$134,248	$139,110
Variable lease cost	26,081	13,825
Finance lease amortization	593	397
Interest on finance lease obligations	1,110	877
Short-term lease cost	321	513
Total lease costs	$162,353	$154,722
Cash and non-cash activities associated with leases were as follows (in thousands):
	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Payments for operating leases	$150,478	$83,157
Supplemental non-cash information:
Lease assets obtained in exchange for new lease liabilities	55,298	34,074
9.   NONCONTROLLING INTERESTS AND REDEEMABLE NONCONTROLLING INTEREST
We have determined we are the primary beneficiary of six variable interest entities (VIE) as we are responsible for the day-to-day management and operation of the businesses, including new menu selection and pricing. These activities were determined to most significantly impact the economic performance of the VIEs. The VIEs are included in our consolidated financial statements, due to the fact that we are the primary beneficiary of the VIEs. The liabilities recognized as a result of consolidating the VIEs do not represent additional claims on the Company’s general assets, but rather represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating the VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. During the nine months ended September 30, 2021, our interest in a VIE was conveyed to our joint venture partner. Upon deconsolidation, total assets and liabilities decreased by $1.6 million and $3.5 million, respectively, including $2.7 million in outstanding loans, and noncontrolling interests increased by $1.4 million.

A net gain of $0.5 million was recorded upon deconsolidation in other income, net in our condensed consolidated statements of operations for the nine months ended September 30, 2021.
One of the VIEs has an outstanding loan as of September 30, 2021. Upon repayment of the outstanding loan, profits from the VIE as adjusted for certain management fees will be distributed to the owners in proportion to their ownership interests. The proceeds of the loan were used to fund construction of the respective restaurants, pre-opening costs and initial operating expenses. This loan is treated as debt of the joint venture and is repayable without interest.
Total assets and liabilities of the VIEs included in our consolidated balance sheets were $36.7 million and $23.6 million as of September 30, 2021 and $33.2 million and $26.6 million as of December 30, 2020, respectively. Total revenue of $27.2 million and $15.0 million, and operating income of $8.7 million and operating loss of $1.0 million related to the VIEs were included in our consolidated statements of operations for the nine months ended September 30, 2021 and 2020, respectively.
We present the noncontrolling interests related to these restaurants as a separate component of equity.
In 2006, we acquired 80% of T-Rex Cafe, Inc. from Schussler Creative, Inc. (“SCI”). The agreement with SCI provided that we could acquire SCI’s 20% noncontrolling interest or that SCI could put its interest to us at a calculated amount as determined in the agreement. In February 2017, we entered into an agreement to purchase SCI’s 20% interest for $30.0 million, to be paid in annual installments over a six year period ending in February 2022, with each annual payment reducing SCI’s ownership interest proportionately. We made installment payments of $0.5 million and $5.5 million for the nine months ended September 30, 2021 and 2020. During the nine months ended September 30, 2021 and 2020, we recorded $1.4 million and $1.3 million as interest expense, respectively, and recorded $0.2 million and $0.2 million as a decrease to additional paid-in capital related to the acquisition liability, respectively.
We indirectly own 17.65% of the voting units of the Fremont Street Experience. The Fremont Street Experience is owned by a group of unrelated casino operators in downtown Las Vegas and operates retail malls, parking garages, entertainment venues and a pedestrian mall that encloses Fremont Street, located adjacent to GNLV. This investment does not have a readily determinable fair value so we elected to measure the investment at its cost adjusted for any impairment or observable price changes.
In December 2020, GNOG merged with a special purpose acquisition company and the merger was accounted for as a reverse recapitalization. The merger resulted in our economic interest in GNOG declining to 45.9%. However, our ownership of the Class B common stock carries 10 votes per share and results in us having 77.4% of the voting interest of their capital stock which gives us the ability to direct the activities that significantly impact their economic performance. Therefore, the results of GNOG are consolidated in all periods presented reflecting a noncontrolling interest for the activity after the merger.
We can redeem our Class B common stock for either shares of GNOG Class A common stock, or an equal value of cash based on the average of the volume-weighted closing price for the Class A common stock for the ten trading days immediately prior to and including the date the redemption notice is provided. The cash redemption is at GNOG’s option through a vote of their independent directors. We, directly or indirectly, along with our Parent, who owns an additional 4.1 million Class A shares of GNOG, have 79.9% of the voting power of GNOG’s capital stock and will control the election of their board of directors, including the independent directors. Therefore, our redeemable interest is adjusted to redemption value at each balance sheet date with changes in each period recorded to accumulated deficit with a corresponding adjustment to noncontrolling interests. The redemption value of our ownership interest was $549.9 million as of September 30, 2021 and $617.6 million as of December 31, 2020.
10.   GNOG SALE
On August 9, 2021, GNOG entered into an agreement and plan of merger in which each holder of GNOG common stock will receive 0.365 (the “Exchange Ratio”) of a share of DraftKings Class A common stock for each GNOG share issued and outstanding at the time of the merger. As of September 30, 2021, we own 31.7 million shares of GNOG common stock which will be exchanged for 11.6 million shares of DraftKings. Each outstanding GNOG private sponsor warrant will also convert into a warrant to purchase DraftKings Class A common stock with the number and exercise price of the warrants being adjusted by the Exchange Ratio. The transaction is expected to close in the first quarter of 2022, subject to certain closing conditions including stockholder and regulatory approvals. GNOG’s assets and liabilities were classified as held for sale in our consolidated balance sheet. As of September 30, 2021, the major classes of assets and liabilities that are included as held for sale were as follows (in thousands):
September 30, 2021
Cash and cash equivalents	$134,371
Restricted cash	70,030
Accounts receivable – trade and other	11,328
Income taxes receivable	685
Other current assets	599
Property and equipment	1,831
Long-term deferred tax assets	40,420
Other assets, net	29,693
Assets held for sale	288,957
Accounts payable	22,116
Accrued liabilities	85,022
Long-term debt	134,595
Warrant derivative liabilities	62,010
Other liabilities	3,847
Liabilities held for sale	307,590
11.   COMMITMENTS AND CONTINGENCIES
In early December 2015, we received a report of suspicious activity regarding credit cards that had been legitimately used in some of our locations. Based on investigation by a third party cyber security firm engaged by us, we believe that criminal attackers were able to install a program on payment card processing devices at certain of our restaurants, food and beverage outlets, spas, entertainment destinations, and managed properties. The program was designed to search for data from the magnetic stripe of payment cards that had been swiped (cardholder name, card number, expiration date and internal verification code) as the data was being routed through affected systems. Locations were affected at different times during one or both of the following periods: from May 4, 2014 through March 15, 2015 and from May 5, 2015 through December 3, 2015. In addition, the at-risk timeframe for a small percentage of locations includes the period from March 16, 2015 through May 4, 2015. We have implemented advanced payment processing solutions to prevent similar attacks. We also continue to evaluate cybersecurity policies and practices to mitigate the risk of future incidents. Visa and MasterCard imposed charges of $13.7 million and $8.7 million, respectively, in connection with the data incident (see Litigations and Claims section below). We intend to pursue all remedies available to us.
Atlantic City Pilot Program
In June 2016, the State of New Jersey passed legislation known as the PILOT bill which requires casino properties for 10 years, starting January 1, 2017, to make payments in lieu of property taxes based on a statutory formula. An additional part of that bill requires the casinos to make annual payments to the state starting retroactively in 2015 through 2022 based on a similar formula. For our contribution to the state, we incurred $0.2 million and $0.3 million for the nine months ended September 30, 2021 and 2020, respectively.
Litigation and Claims
On May 17, 2018, Paymentech, LLC and JP Morgan Chase Bank, N.A. (collectively “Paymentech”) filed a lawsuit against Landry’s, Inc. (“Defendant”) in the United States District Court for the Southern District of Texas Houston Division. The case is styled Paymentech, LLC and JPMorgan Chase Bank, N.A. v. Landry’s Inc., as successor in interest to Landry’s Management, L.P. No., 18-cv-01622. The case alleges that we breached our contract with Paymentech when we failed and/or refused to indemnify Paymentech for $20.1 million in penalties assessed by Visa and MasterCard related to the credit card data compromise event that we were made aware of in early December 2015 (the credit card data compromise is more fully described above). Paymentech asserted breach of contract, quantum meruit and promissory estoppel against us. We denied the allegations and causes of action set forth in the complaint, and filed a Motion for Summary Judgment asserting that the Visa and MasterCard assessments are unenforceable penalties that Paymentech was not required to pay, and, as such, we do not have to indemnify Paymentech for their voluntary payment of the Visa and MasterCard assessments. We argued our motions in a pretrial conference on January 15, 2020. On February 10, 2020, the Court denied our Motion for Summary Judgment. On March 4, 2020, Paymentech filed its Motion for Partial Summary Judgment and on May 7, 2021, the Court granted Paymentech’s Motion for Partial Summary Judgment and on July 22, 2021 entered final judgment for Paymentech for $20,062,207. We filed a notice of appeal to the Fifth Circuit on August 20, 2021. On August 20, 2021, we filed our Motion to Stay Execution of the Judgment Pending Appeal and To Approve Supersedeas Bond, requesting the Court to stay execution of the July 22 final judgment pending appeal and to allow us to submit a supersedeas bond for the amount of the final judgment. We are waiting the Court’s rulings. On July 21, 2021, in a separate proceeding with our insurer, the Fifth Circuit reversed a lower court ruling that our insurance carrier had no obligation to defend us in this litigation and remanded the case for further proceedings consistent with that opinion. We have recorded a reserve of $20.1 million to reflect the Judgment of which $17.0 million was included in general and administrative expense in the fourth quarter of 2020.
Lease Commitments
Due to the impacts of the COVID-19 pandemic, we took measures to reduce or defer payments to our landlords, and negotiations are ongoing. The negotiations could result in lease amendments that provide permanent or temporary reductions in rent payments, alternative rent structures, a change to the length of lease terms, or lease terminations. We are unable to predict the outcome of these discussions and the extent to which we will be able to negotiate to reduce or defer payments. With payments being delayed, landlords may terminate our leases or could take other actions that restrict our ability to access or reopen our locations in a timely manner. As of November 12, 2021, we have approximately seven unresolved legal proceedings underway with multiple landlords that may impact our possession and occupancy of certain restaurant locations. We intend to pursue these matters vigorously, but there can be no assurance that we will prevail in any of the litigation matters. We have continued to accrue the contractual rent amounts for all leases without a signed agreement to abate or permanently reduce our rent obligations.
We remain the obligor, guarantor or assignor of a number of leased locations related to locations we no longer operate. In the event of future defaults under any of such leased locations we may be responsible for significant damages to existing landlords which may affect our financial condition, operating results and cash flows. We have a liability recorded of $4.2 million and $5.8 million as of September 30, 2021 and December 31, 2020, respectively, for the present value of lessee rental payment obligations where we believe it is probable that we will make future cash payments during the remaining terms of the assignments and subleases.
We are subject to other legal proceedings and claims that arise in the ordinary course of business. Management does not believe that the outcome of any of those matters will have a material adverse effect on our financial position, results of operations or cash flows.
12.   NON-GUARANTORS
We have immaterial joint venture and unrestricted subsidiaries that do not guarantee our notes. Total assets of these subsidiaries included in our consolidated balance sheets were $375.7 million and $262.1 million as of September 30, 2021 and December 31, 2020, respectively. Total revenues and operating loss of these subsidiaries included in our consolidated statements of operations were $121.3 million and $12.8 million, respectively, for the nine months ended September 30, 2021, and total revenues and operating income of $83.1 million and $21.5 million, respectively, for the nine months ended September 30, 2020.

13.   SEGMENT INFORMATION
Our reportable segments are components of the business which are managed discretely and for which discrete financial information is reviewed regularly by the chief operating decision maker (“CODM”) to assess performance and make decisions regarding the allocation of resources. Our CODM is our owner and Chief Executive Officer. We manage our business under five reportable segments based on the individual industries in which we operate, the nature of services we provide and the class of customers we serve. Our reportable segments are Casual Dining, Upscale Dining, Casinos, Online Gaming, and Corporate and Other.
Key financial measures that we use in evaluating segment performance are revenues, segment level profit, total assets, and capital expenditures. Segment level profit considers operating income before depreciation, amortization, impairment, general and administrative expenses, gain/loss on disposal of assets, and pre-opening expenses. This eliminates the significant level of noncash expense that results from the capital-intensive nature of our businesses.
Casual Dining
The Casual Dining segment includes the results of restaurants operated primarily under the names Landry’s Seafood House, Rainforest Café, Saltgrass Steak House, Bubba Gump Shrimp Company, McCormick & Schmick’s Seafood and Steaks, Dos Caminos, Bill’s Bar & Burger, Joe’s Crab Shack, Brick House Tavern + Tap, Mitchell’s Seafood, Houlihan’s, J. Gilbert’s, Bristol Seafood Grill, and Devon Seafood Grill.
Upscale Dining
The Upscale Dining segment includes the results of restaurants operated primarily under the names The Chart House, The Oceanaire Seafood Room, Morton’s Steakhouse, Mastro’s Steakhouse, Del Frisco’s Double Eagle Steakhouse, Del Frisco’s Grille, and The Palm Restaurant.
Casinos
The Casinos segment includes the results of five Golden Nugget branded hotels, casinos, and entertainment resorts in downtown Las Vegas and Laughlin, Nevada, Lake Charles, Louisiana, Biloxi, Mississippi, and Atlantic City, New Jersey.
Online Gaming
The Online Gaming segment comprises GNOG, our online gaming and digital sports entertainment operations.
Corporate and Other
The Corporate and Other segment aggregates results from our franchised restaurants, hotels, non-operating corporate and eliminations activities, as well as select businesses, which include aquarium complexes, the Kemah Boardwalk, a 40-acre amusement, entertainment and retail complex in Kemah, Texas, and the Galveston Island Historic Pleasure Pier, an amusement, entertainment and retail complex located in Galveston, Texas.
The Casual Dining, Upscale Dining, and Corporate and Other segments are grouped into restaurant and hospitality, whereas the Casinos and Online Gaming segments are grouped into gaming in our consolidated statements of operations.
We do not rely on any major customers as a source of sales, and the customers and long-lived assets of our operating segments are predominantly in the United States. There were no material transactions among reportable segments.

The following tables reconcile our segment results to our consolidated results (in thousands):
	Casual Dining	Upscale Dining	Casinos	Online Gaming	Corporate and Other	Consolidated Total
Nine Months Ended September 30, 2021
Revenues	$859,636	$731,473	$756,953	$94,078	$167,116	$2,609,256
Segment level profit (loss)	194,082	176,937	343,241	(19,410)	70,985	765,835
Segment assets	968,417	1,359,411	1,690,108	288,957	951,317	5,258,210
Asset impairments	5,547	1,075	—	—	—	6,622
Capital expenditures	12,219	21,140	28,727	628	7,487	70,201
Nine Months Ended September 30, 2020
Revenues	$610,940	$449,366	$475,366	$68,091	$85,507	$1,689,270
Segment level profit	55,921	38,307	146,515	22,643	20,596	283,982
Segment assets	1,037,075	1,413,387	1,634,946	63,283	981,524	5,130,215
Asset impairments	42,007	55,878	—	—	—	97,885
Capital expenditures	16,199	11,744	6,667	11	1,783	36,404
Reconciliation of segment level profit to operating income (loss) (in thousands):
	Nine Months Ended September 30,
	2021	2020
Segment level profit	$765,835	$283,982
Less:
Depreciation, amortization and impairment	153,938	257,499
General and administrative expense	106,744	86,304
(Gain) loss on disposal of assets	(18,738)	628
Pre-opening expenses	795	2,718
Operating income (loss)	$523,096	$(63,167)
14.    SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
The following table sets forth certain cash and non-cash activities as follows (in thousands):
	Nine Months Ended September 30,
	2021	2020
Cash paid for interest	$157,775	$181,201
Cash paid for income taxes	$600	$(8,017)
Non-cash investing activites and financing activities:
Accounts and notes payable included in (excluded from) property and equipment additions	$(3,583)	$(695)
Reclassification of mandatory redeemable noncontrolling interest	$183	$183
PIK interest added to notes receivable	$111	$15
Non-cash proceeds on GNOG warrant exercises	$43,344	$—

15.   SUBSEQUENT EVENTS
On October 20, 2021, we entered into an agreement and plan of merger to acquire Top Shelf Holdings, LLC (“Catch Hospitality”) for approximately $194.1 million, subject to adjustment for final working capital, cash and debt balances on the closing date. The merger consideration will be comprised of 50% cash and 50% FEI Class A common stock. Catch Hospitality consists of four Catch seafood locations (one of which is a managed location in Las Vegas and one of which is a licensed location in Mexico), three Catch Steak locations (two of which are under construction), and one American brasserie. The acquisition is expected to close immediately after closing of the Business Combination.
On November 2, 2021, we entered into an agreement to acquire Wildwood Hotel and Casino in Cripple Creek, Colorado for approximately $43.0 million, subject to customary adjustments. The acquisition is expected to close in the third quarter of 2022, subject to regulatory approval.
On November 11, 2021, Peter Wong filed a lawsuit against Golden Nugget Online Gaming, Inc., Tilman J. Fertitta, Richard H. Liem, Steven L. Scheinthal, G. Michael Stevens, Michael Chadwick, Scott Kelly, DraftKings, Inc., Duke Merger Sub, Inc. and Gulf Merger Sub, Inc. in the United States District Court for the Southern District of New York. The case is styled Peter Wong v. Golden Nugget Online Gaming, Inc. et al, Case No. 1:21-CV-09331-LGS. Plaintiff alleges, among other things, that the Registration Statement filed by the Defendants is materially misleading and omits material facts and that absent proper disclosure, Plaintiff will be deprived of his entitlement to decide whether to seek appraisal for his shares rather than seek the proffered consideration from the merger transaction. Plaintiff seeks to enjoin the transaction, an order that Defendants comply with the Exchange Act and disseminate a proper Registration Statement and Plaintiff be awarded attorneys’ fees and experts’ fees. Defendants deny the allegations and intend to vigorously defend this matter.
We have evaluated subsequent events through November 19, 2021, which is the date our consolidated financial statements were available to be issued.

ANNEX A

AGREEMENT AND PLAN OF MERGER

among
FERTITTA ENTERTAINMENT, INC.
FAST ACQUISITION CORP.
FAST MERGER CORP.
and
FAST MERGER SUB INC.
Dated as of February 1, 2021

A-i

A-ii

A-iii

Page
Section 10.09 Specific Performance	A-60
Section 10.10 Governing Law	A-60
Section 10.11 Waiver of Jury Trial	A-60
Section 10.12 Counterparts	A-61
Section 10.13 Interpretation	A-61
Section 10.14 Headings and Captions	A-61
Exhibits
Exhibit A — Form of Separation Agreement	A-1
Exhibit B — Form of Subscription Agreement	B-1
Exhibit C — Form of Sponsor Agreement	C-1
Exhibit D — Form of Registration Rights Agreement	D-1
Exhibit E — Form of Stockholders Agreement	E-1
Exhibit F — Form of Lockup Agreement	F-1
Exhibit G — Form of SPAC Newco A&R Bylaws	G-1
Exhibit H — Form of SPAC Newco A&R Charter	H-1
Exhibit I — Form of SPAC Newco Omnibus Incentive Plan	I-1
Exhibit J — Form of Split-Off Agreement	J-1
Exhibit K — Agreement and Plan of Merger for the TX Merger	K-1
Exhibit L — Form of LLC Sub Merger Agreement	L-1

A-iv

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of February 1, 2021, among Fertitta Entertainment, Inc., a Texas corporation (“Florida”), FAST Acquisition Corp., a Delaware corporation (“SPAC”), FAST Merger Corp., a Texas corporation and direct, wholly-owned Subsidiary of SPAC (“SPAC Newco”), and FAST Merger Sub Inc., a Texas corporation and direct, wholly owned subsidiary of SPAC (“Merger Sub”).
WHEREAS, SPAC is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;
WHEREAS, Merger Sub is a newly formed, direct, wholly owned subsidiary of SPAC formed for the sole purpose of the Merger;
WHEREAS, SPAC Newco is a newly formed, wholly-owned, direct Subsidiary of SPAC and was formed for the purpose of consummating the Transactions, and the parties hereto have agreed that it is desirable to utilize SPAC Newco to effectuate the Transactions and file the Registration Statement with the SEC;
WHEREAS, Florida, directly and indirectly, is engaged in the SpinCo Business and its other businesses;
WHEREAS, SpinCo is a newly formed, direct, wholly owned subsidiary of Florida;
WHEREAS, prior to the Effective Time, Florida will complete the Internal Reorganization and the Distribution, upon the terms and subject to the conditions set forth in that certain Separation Agreement between Florida and SpinCo, substantially in the form attached as Exhibit A hereto (the “Separation Agreement”), and pursuant to the Distribution described therein, Florida will distribute, without consideration, all of the SpinCo Common Units outstanding at the time of such Distribution to the Florida Stockholder by way of a dividend;
WHEREAS, the Parties intend that, at the Closing and immediately prior to the Effective Time, (i) SPAC will merge with and into SPAC Newco, with SPAC Newco surviving (the “TX Merger”), and (ii) SPAC Newco will change its name to a name to be determined by Florida prior to the Closing;
WHEREAS, subject to the terms and conditions hereof, at the Effective Time, the parties hereto shall effect the Merger, pursuant to which Merger Sub will merge with and into the Florida, with Florida surviving the Merger as the Surviving Corporation and a wholly owned subsidiary of SPAC Newco;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Merger, SPAC and each of the parties subscribing for SPAC Class A Common Stock thereunder (together with parties subscribing for SPAC Class A Common Stock pursuant to Subscription Agreements to be entered into after the date hereof, collectively, the “Subscribers”) have entered into certain subscription agreements, substantially in the form attached as Exhibit B hereto (together with subscription agreements that may be executed after the date hereof, as amended or modified from time to time, collectively, the “Subscription Agreements”), for a private placement of SPAC Class A Common Stock to be consummated immediately prior to the consummation of the Merger;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Merger, Sponsor has entered into that certain Sponsor Agreement, dated as of the date hereof, with SPAC, Florida, Sponsor and certain officers and the members of the board of directors of the SPAC, substantially in the form attached as Exhibit C hereto (the “Sponsor Agreement”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Merger, SPAC, SPAC Newco, Sponsor and the Florida Stockholder have entered into that certain Amended and Restated Registration Rights Agreement, substantially in the form attached as Exhibit D hereto (the “Registration Rights Agreement”), to be effective upon the Closing;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Merger, SPAC, SPAC Newco, Sponsor and the Florida Stockholder have entered into that certain

Stockholders Agreement, substantially in the form attached as Exhibit E hereto (the “Stockholders Agreement”), which shall be effective upon the Closing;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Merger, SPAC, SPAC Sponsor and the Florida Stockholder have entered into those certain Lockup Agreements, substantially in the form attached as Exhibit F hereto (collectively, the “Lockup Agreements”), each of which shall be effective upon the Closing;
WHEREAS, pursuant to the organizational documents of SPAC, SPAC shall provide an opportunity to the SPAC Stockholders to have their SPAC Class A Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the organizational documents of SPAC, the Trust Agreement, and the Registration Statement in conjunction with, inter alia, obtaining approval from the SPAC Stockholders for the Merger, which shall constitute a Business Combination (the “Offer”);
WHEREAS, at the Effective Time, SPAC Newco shall (i) adopt the amended and restated bylaws (the “SPAC Newco A&R Bylaws”), substantially in the form attached as Exhibit G hereto, (ii) subject to obtaining SPAC Stockholder Approval, adopt the amended and restated certificate of incorporation (the “SPAC Newco A&R Charter”), substantially in the form attached as Exhibit H hereto, and (iii) subject to obtaining SPAC Stockholder Approval, adopt an omnibus incentive plan (the “SPAC Newco Omnibus Incentive Plan”), substantially in the form attached as Exhibit I hereto;
WHEREAS, following the Effective Time, SPAC Newco, Landry’s E/C Gaming, Inc. and the Florida Stockholder shall enter into that certain Split-Off Agreement, substantially in the form of Exhibit J hereto.
WHEREAS, the board of directors of Florida (the “Florida Board”) has unanimously (i) determined that it is in the best interests of Florida and the Florida Stockholder to enter into this Agreement and declared advisable this Agreement, and (ii) approved the execution, delivery and performance by Florida of this Agreement and the consummation of the Transactions;
WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (i) determined that it is in the best interests of SPAC and its stockholders to enter into this Agreement and declared advisable this Agreement and the Transactions, (ii) approved the execution, delivery and performance by SPAC of this Agreement and the consummation of the Transactions and (iii) resolved to recommend the approval by SPAC stockholders of this Agreement and the Merger and the transactions contemplated thereby, including the SPAC Share Issuance;
WHEREAS, the board of directors of SPAC Newco has unanimously approved and declared advisable (i) this Agreement and the Transactions and (ii) the execution, delivery and performance of this Agreement by SPAC Newco, and the consummation of the Transactions;
WHEREAS, the board of directors of Merger Sub has unanimously approved and declared advisable (i) this Agreement and the Transactions and (ii) the execution, delivery and performance of this Agreement by Merger Sub, and the consummation of the Transactions;
WHEREAS, promptly following the execution of this Agreement, SPAC NewCo will form a new wholly owned limited liability company (“LLC Sub”) by filing a certificate of formation with the Secretary of State of the State of Texas and immediately following the Effective Time but prior to the effective time of the Split-Off, Florida will merge with and into LLC Sub (the “LLC Sub Merger”), with LLC Sub surviving the LLC Sub Merger as a direct, wholly owned subsidiary of SPAC NewCo;
WHEREAS, pursuant to the Bylaws of Florida and the applicable provisions of the TBOC, the approval of the adoption of this Agreement and the transactions contemplated hereby, including the Merger, requires the affirmative vote or written consent of the holders of a majority of the outstanding shares of Florida Common Stock (“Required Florida Stockholder Approval”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in accordance with the Bylaws of Florida and the applicable provisions of the TBOC, the Florida Stockholder, being the holder of 100% of the outstanding shares of Florida Common Stock, has delivered an irrevocable written consent (the “Written Consent”) approving the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, which Written Consent constitutes Required Florida Stockholder Approval;
WHEREAS, the parties hereto intend for (i) the Internal Contribution, together with the Distribution, to qualify as a reorganization under Section 368(a) of the Code, (ii) the Distribution to qualify as a distribution under Section 355 of the Code, (iii) the TX Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iv) the Merger, taken together with the LLC Sub Merger, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (v) the Internal Split-Off Contribution, taken together with the Split-Off, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (vi) the Split-Off to qualify as a distribution under Section 355 of the Code and (vii) this Agreement to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 (collectively, the “Intended Tax Treatment”);
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
DEFINED TERMS
Section 1.01   Certain Defined Terms.   For purposes of this Agreement:
“Acquisition Proposal” means any contract, proposal, offer or indication of interest in any form, written or oral, relating to any transaction or series of related transactions (other than transactions with SPAC) involving any acquisition, sale of equity or debt securities, financing, merger, amalgamation, share exchange, recapitalization, consolidation, liquidation, or dissolution involving the acquisition of all or any material portion of the Florida Entities or their respective businesses or assets or any material portion of the equity interests of any Florida Entity.
“Action” means any demand, action, claim, suit, countersuit, arbitration, inquiry, subpoena, case, litigation, proceeding or investigation (whether civil, criminal, administrative or investigative) by or before any court or grand jury, any Governmental Authority or any arbitration or mediation tribunal.
“Affiliate” means, when used with respect to a specified Person and at a point in, or during a period of, time, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person at such point in or during such period of time. It is expressly agreed that neither Florida nor SpinCo, nor any member of their respective Group (as defined in the Separation Agreement), shall be deemed to be an Affiliate of the other or a member of such other party’s Group solely by reason of having common stockholders or one or more directors in common or by reason of having been under the common control of Florida prior to the Distribution.
“Aggregate Closing Date Transaction Value” means an amount equal to (a) $1,973,122,538, plus (b) Target Net Indebtedness, less (c) Closing Net Indebtedness, plus (d) Georgia Closing Amount, less (e) Georgia Reference Amount.
“Agreement” means this Agreement and Plan of Merger among the parties hereto, including all annexes, exhibits and schedules (including the Disclosure Letters), and all amendments hereto made in accordance with the provisions of Section 10.06.
“Ancillary Agreements” means the Separation Agreement, the Split-Off Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Sponsor Agreement, the Subscription Agreements, the Lockup Agreement and the other agreements necessary to effect the Transactions.
“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Applicable Gaming Law” means all applicable laws, statutes, regulations, by-laws, subordinate legislation, regulatory policy (including any requirement, standard, guidance, announcement or notice of any Gaming Regulatory Authority) or industry codes of practice or conduct that are relevant to the Gaming Business and that have a binding legal effect, including, for the avoidance of doubt, but not limited to, the Nevada Gaming Control Act, as codified in Nevada Revised Statutes Chapter 463, the New Jersey Casino Control Act, as codified in New Jersey Statutes Title 5 Chapter 12, the Louisiana Gaming Control Law, as codified in Louisiana Revised Statutes Title 27, the Mississippi Gaming Control Act, as codified in Mississippi Code Title 75 Chapter 76, the Michigan Gaming Laws, as codified in Michigan Statutes Chapter 432, and the Pennsylvania Gaming Laws, as codified in the Pennsylvania Statutes Title 4 C.S.A. Part II and the rules and regulations promulgated thereunder.
“beneficial owner” has the meaning ascribed to such term under Rule 13d-3 of the Exchange Act.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the State of New York or the State of Texas.
“Business Combination” has the meaning ascribed to such term in the SPAC Charter.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, as amended.
“Closing Cash” means the cash, cash equivalents, marketable securities and short-term investment held by or on behalf of the Florida Entities as of the Effective Time, including (a) all cash on hand or otherwise in the possession of the Florida Entities as of the Effective Time, (b) money, currency or a credit balance in a deposit account at a financial institution, net of uncleared checks outstanding, plus processed credit card transactions for cash not yet received, (c) amounts held in escrow or earnest money deposits and (d) checks, drafts and other similar instruments in transit that have been received by, but not deposited into the bank accounts of, the Florida Entities.
“Closing Date” means the date on which the Closing occurs.
“Closing Indebtedness” means all Indebtedness of the Florida Entities as of the Effective Time, provided, however, that the calculation of Closing Indebtedness shall exclude the Indebtedness set forth or described on Section 1.01(a) of the Florida Disclosure Letter.
“Closing Net Indebtedness” means, with respect to the Florida Entities as of the Effective Time, the sum of Closing Indebtedness, less the amount of Closing Cash.
“Code” means the Internal Revenue Code of 1986, as amended from time to time.
“Competing Transaction” means, with respect to any Person, any merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses that would restrict, prohibit or inhibit such Person’s ability to consummate the Transactions.
“Confidential Data” means information, including Personal Data, in whatever form that a Florida Entity or a SPAC Entity, as the case may be, is obligated, by Law or Contract, to protect from unauthorized access, use, disclosure, modification or destruction together with any data owned or licensed by Florida Entities or SPAC Entities, as the case may be, that is not intentionally shared with the general public or that is classified by the Florida Entities or SPAC Entities, as the case may be, with a designation that precludes sharing with the general public.
“Contract” means any written or oral legally binding contract, agreement, understanding, arrangement, subcontract, loan or credit agreement, note, bond, indenture, mortgage, purchase order, deed of trust, lease, sublease, instrument, or other legally binding commitment, obligation or undertaking.
“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by Contract or otherwise.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority or industry group, or any other action taken by Florida or SPAC, as applicable, in the reasonable business judgment of the officers of such entity, in connection with or in response to coronavirus (COVID-19) pandemic, including in respect of the Coronavirus Aid, Relief, and Economic Security (CARES) Act.
“Data” means Confidential Data or Personal Data.
“DGCL” means the General Corporation Law of the State of Delaware, as amended.
“Disclosure Letters” means the SPAC Disclosure Letter and the Florida Disclosure Letter.
“Distribution” has the meaning set forth in the Separation Agreement.
“Distribution Date” has the meaning set forth in the Separation Agreement.
“Encumbrance” means any security interest, pledge, hypothecation, mortgage, deed of trust, lien or encumbrance, covenant, condition, restriction, easement, charge, right of first refusal or first offer, or other restriction on title or transfer of any nature whatsoever.
“Environmental Law” means any Law, consent decree or judgment, in each case, relating to (a) pollution or the protection of the environment; or (b) human health and safety as it relates to any Hazardous Material.
“Environmental Permit” means any Permit required pursuant to any applicable Environmental Law.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.
“Florida Board” means the Board of Directors of Florida.
“Florida Common Stock” means the common stock, par value $0.01 per share, of Florida.
“Florida Disclosure Letter” means the confidential disclosure letter delivered by Florida to SPAC immediately prior to the execution of this Agreement.
“Florida Employee” means any individual who is either actively employed by, or on a short-term leave of absence (including maternity, paternity, family, sick, short-term disability leave, qualified military service under the Uniformed Services Employment and Reemployment Rights Act of 1994, and leave under the Family Medical Leave Act and other approved leaves) from, Florida or a Florida Subsidiary.
“Florida Entities” means Florida and the Florida Subsidiaries.
“Florida Intellectual Property” means all Florida Owned Intellectual Property and all Intellectual Property used in the business of the Florida Entities, as currently conducted.
“Florida Leased Real Property” means material real property leased, subleased, licensed or otherwise occupied by Florida or any of the Florida Subsidiaries, as tenant, subtenant, licensee or occupant.
“Florida Material Adverse Effect” means any event, change, circumstance or development that (i) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, results of operations or financial condition of the Florida Entities, taken as a whole, or (ii) prevents, materially impairs or materially delays, or would reasonably be expected to prevent, materially impair or materially delay, the ability of Florida to consummate the Transactions; provided, however, that, with respect to clause (i), in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an “Florida Material Adverse Effect” (except in the case of clause (a), (b), (d), (f) and (g), in each case, to the extent that such change disproportionately affects the Florida Entities, taken as a whole, as compared to other similarly situated Persons operating in the industries in which the Florida Entities operate): (a) any change or development in applicable Laws or GAAP or any official interpretation thereof, (b) any change or development in interest rates or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which Florida operates, (c) the announcement or the execution of this Agreement or the Separation Agreement, the pendency or consummation of the Transactions or the performance of this Agreement or the Separation Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to “Florida Material Adverse Effect” in the representations and warranties set forth in Section 4.05 and, to the extent related thereto, the condition in Section 8.02(a)), (d) any change generally affecting any of the industries or markets in which Florida or the Florida Subsidiaries operate or the economy as a whole, (e) the compliance with the terms of this Agreement (other than Section 6.01(a)(i) and Section 6.01(b)) or the taking of any action, or failure to take action, required or contemplated by this Agreement (other than Section 6.01(a)(i) and Section 6.01(b)) or with the prior written consent of SPAC (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to “Florida Material Adverse Effect” in the representations and warranties set forth in Section 4.05 and, to the extent related thereto, the condition in Section 8.02(a)), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)), weather condition, explosion fire, act of God or other force majeure event, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Florida operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, or (h) any failure of the Florida Entities, taken as a whole, to meet any projections, forecasts or budgets; provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Florida Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Florida Material Adverse Effect).
“Florida Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Florida or any of the Florida Subsidiaries.
“Florida Owned Real Property” means all of the real property owned by Florida and the Florida Subsidiaries.
“Florida Stockholder” means Tilman J. Fertitta, in his capacity as the sole stockholder of Florida.
“Florida Subsidiaries” means the existing Subsidiaries of Florida that will continue to be Subsidiaries of Florida following the Effective Time, which for the avoidance of doubt are set forth on Section 1.01(b) of the Florida Disclosure Letter, but excluding Georgia.
“Florida Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by any of the Florida Entities, any of their Affiliates or on any of their respective behalves or for which any of them are liable (whether or not billed or accrued for, but excluding in each case fees or expenses of (i) a direct or indirect shareholder of Florida or (ii) SpinCo or any of its Subsidiaries) as a result of or in connection with the authorization, planning, structuring, preparation, drafting, negotiation, execution and performance of this Agreement, the Ancillary Agreements and the Transactions, including (A) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (B) transfer Taxes, and (C) any and all filing fees payable by any of the SPAC Entities to Governmental Authorities in connection with the Transactions.

“GAAP” means United States generally accepted accounting principles, consistently applied.
“Gaming Approvals” means any licenses, permissions, authorizations, permits and consents issued by any Gaming Regulatory Authority required pursuant to Applicable Gaming Laws.
“Gaming Business” means (i) in Nevada, Golden Nugget Las Vegas and Golden Nugget Laughlin Hotel & Casino, (ii) in New Jersey, Golden Nugget Atlantic City, (iii) in Louisiana, Golden Nugget Lake Charles, (iv) in Mississippi, Golden Nugget Biloxi, (v) in New Jersey and Pennsylvania, an online casino platform, and (vi) in Michigan, an online casino and sports wager platform.
“Gaming Regulatory Authority” means the competent Governmental Authority in any jurisdiction regulating gambling, betting and gaming activities (if any), including (for the avoidance of doubt) the Governmental Authorities issuing the Relevant Licenses, including, for the avoidance of doubt, the Nevada Gaming Control Board and the Nevada Gaming Commission, New Jersey Casino Control Commission, Mississippi Gaming Commission, Louisiana Gaming Control Board, Michigan Gaming Control Board and Pennsylvania Gaming Control Board.
“Georgia” means Golden Nugget Online Gaming, Inc., a Delaware corporation.
“Georgia Closing Amount” means an amount equal to the product of (a) the Georgia Closing Price, multiplied by (b) 31,350,625 (subject to adjustment by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any other similar event between the date of this Agreement and the Closing).
“Georgia Reference Amount” means an amount equal to the product of (a) the Georgia Reference Price, multiplied by (b) 31,350,625 (subject to adjustment by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any other similar event between the date of this Agreement and the Closing).
“Georgia Reference Price” means $18.46.
“Georgia Class A Share” means a share of Class A common stock, par value $0.0001 per share, of Georgia.
“Georgia Class B Share” means a share of Class B common stock, par value $0.0001 per share, of Georgia.
“Georgia Closing Price” means an amount equal to the average closing price for Georgia Class A Shares on the principal securities exchange or securities market on which Georgia Class A Shares are then traded for the sixty (60) Business Days prior to the Closing Date.
“Governmental Authority” means any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau, arbitral panel or court, whether domestic, foreign, multinational, or supranational exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government and any executive official thereof, including (for the avoidance of doubt) any Gaming Regulatory Authority.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Hazardous Material” means (a) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials, toxic mold, per and polyfluoroalkyl substances and polychlorinated biphenyls; and (b) any other chemicals, materials or substances defined or regulated as toxic or hazardous or as a contaminant under any applicable Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” means, without duplication and with respect to any Person, all (a) indebtedness for borrowed money, excluding the outstanding balance in connection with the financing of insurance premium payments, (b) obligations for the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business consistent with past practice) that would be required to appear as a liability on financial statements prepared in accordance with GAAP, (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments, including, in the case of the Florida Entities, all indebtedness contemplated by the Term Loan, the Indentures and the Note Purchase Agreement, (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement, (e) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions, and (f) guarantees made by any Florida Entity on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (d).
“Indentures” means (i) that certain Indenture dated October 4, 2016, among Landry’s, Inc., the Guarantors named therein, and Deutsche Bank Trust Company Americas as trustee and (ii) that certain Indenture dated September 26, 2017, among Golden Nugget, Inc., the Guarantors named therein, and Deutsche Bank Trust Company as trustee.
“Intellectual Property” means all intellectual property and intellectual property rights of every kind and description throughout the world, including all U.S. and non-U.S.: (a) trademarks, trade dress, service marks, certification marks, logos, slogans, design rights, names, corporate names, trade names, Internet domain names, URLs, social media accounts and addresses and other similar designations of source or origin, whether registered or unregistered, all registrations and applications for any of the foregoing, all renewals and extensions thereof, together with the common-law rights in and goodwill symbolized by any of the foregoing (collectively, “Marks”); (b) patents, industrial designs, utility models and any applications for any of the forgoing, and any and all related national or international counterparts thereto, including any provisionals, divisionals, continuations, continuations-in-part, reissues, reexaminations, substitutions and extensions thereof (collectively, “Patents”); (c) works of authorship, copyrights and copyrightable subject matter, including mask work rights, databases, data collections (including knowledge databases, customers lists and customer databases) and rights therein, web site content, rights to compilations, collective works and derivative works, and the right to create collective and derivative works, whether registered or unregistered, registrations and applications for any of the foregoing, renewals and extensions thereof and all moral rights associated with any of the foregoing (collectively, “Copyrights”); (d) rights in Software; (e) rights under applicable trade secret law and any and all other confidential or proprietary information, know-how, inventions, processes, formulae, models, and methodologies including research in progress, algorithms, data, databases, data collections, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, source code, source code documentation, beta testing procedures and beta testing results, research and development, customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals (collectively, “Trade Secrets”); (f) any rights recognized under applicable Law that are equivalent or similar to any of the foregoing.
“Internal Contribution” has the meaning set forth in the Separation Agreement.
“Internal Reorganization” has the meaning set forth in the Separation Agreement.
“Internal Split-Off Contribution” has the meaning set forth in the Split-Off Agreement.
“IRS” means the U.S. Internal Revenue Service or any successor agency.
“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, owned, leased, outsourced or licensed (including as a cloud service) by any Florida Entity for use in the operation of the Gaming Business.
“Knowledge of SPAC,” “SPAC’s Knowledge” or similar terms used in this Agreement mean the actual knowledge, after reasonable inquiry, of the Persons identified on Section 1.01 of the SPAC Disclosure Letter.
“Knowledge of Florida,” “Florida’s Knowledge” or similar terms used in this Agreement mean the actual knowledge, after reasonable inquiry, of the Persons identified on Section 1.01(c) of the Florida Disclosure Letter.
“Law” means any applicable U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, income Tax treaty, Governmental Order, requirement or rule of law (including common law) or other binding directives promulgated, issued, entered into or taken by any Governmental Authority.
“Louisiana” means LHGN Holdco LLC, a Delaware limited liability company.
“Louisiana Class B Membership Interest” means a Class B membership interest in Louisiana.
“Liabilities” means any and all debts, liabilities and obligations, whether accrued or unaccrued, fixed or variable, known or unknown, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any Contract.
“Liquor Laws” means all applicable federal, state and local statutes, laws, rules and regulations pursuant to which Liquor Authorities possess regulatory, licensing or permit authority over the sale, distribution and possession of alcoholic beverages.
“Merger Consideration” means an aggregate number of shares of SPAC Newco Class B Common Stock equal to the quotient obtained by dividing (a) the Aggregate Closing Date Transaction Value, by (b) $10.00, as adjusted pursuant to Section 3.04.
“Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of April 28, 2020, by and among Golden Nugget, LLC, Landry’s Gaming, LLC and Landry’s Fertitta, LLC.
“NYSE” means the New York Stock Exchange LLC.
“PCAOB” means the United States Public Company Accounting Oversight Board.
“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.
“OFAC SDN List” means the “Specially Designated Nationals and Blocked Persons List” maintained by OFAC.
“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, determinations, exemptions, variances and other similar consents issued by or obtained from a Governmental Authority.
“Permitted Encumbrances” means (a) liens for Taxes not yet due and payable or the validity or amount of which is being contested in good faith, and in accordance with the Florida Real Property Leases (if applicable), by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP on the applicable financial statements; (b) mechanics’, materialmens’, carriers’, workers’, repairers’ and other similar Encumbrances or security obligations incurred in the ordinary course of business and arising by operation of Law with respect to obligations not yet due or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) pledges, deposits or other Encumbrances securing the performance of bids, trade Contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation); (d) Encumbrances and other imperfections of title that do not, individually or in the aggregate, materially impair the use or occupancy of the property to which they relate in the conduct of the business of the Florida Entities or the business of the SPAC Entities, as the case may be, as currently conducted or the value or marketability of any such property; (e) Encumbrances arising under conditional sales Contracts and equipment leases with third parties and other Encumbrances arising on assets and products sold in the ordinary course of business consistent with past practice and non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice; (f) landlords’ liens and Encumbrances on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising therefrom or benefiting or created by any superior estate, right or interest; (g) any zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities; (h) all covenants, conditions, restrictions, easements, charges, rights-of-way and other similar matters of record or that would be disclosed by an accurate survey or inspection of the real property, in each case that do not materially impair the use or occupancy of the property to which they relate in the conduct of the business of the Florida Entities or the business of the SPAC Entities, as the case may be, as currently conducted; (i) Encumbrances that will be released at or prior to the Closing; (j) Encumbrances identified in the Florida Financial Statements or the financial statements in the SPAC SEC Documents, as the case may be; (k) Encumbrances created or incurred, or required to be created or incurred under the Term Loan or the Note Purchase Agreement; (l) Encumbrances reserved or created pursuant to any Ancillary Agreement; (m) Encumbrances on equity or debt securities resulting from applicable securities Laws; (n) Encumbrances arising in the ordinary course of business and identified in a UCC financing statement to the extent such Encumbrances do not materially impair the use or value of the asset so affected; and (o) Encumbrances listed on Section 1.01(d) of the Florida Disclosure Letter.
“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act and any Governmental Authority.
“Personal Data” means any data or information relating to an identified or identifiable natural person; an “identifiable natural person” is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity, including unique device or browser identifiers, names, ages, addresses, telephone numbers, email addresses, social security numbers, passport numbers, alien registration numbers, medical history, employment history, and/or account information; and shall also mean “personal information,” “personal health information” and “personal financial information” each as defined by applicable Laws relating to the collection, use, sharing, storage, and/or disclosure of information about an identifiable natural person.
“Primary Florida Business” means the businesses, operations and activities conducted by the Florida Entities after giving effect to the Internal Reorganization and the Distribution.
“Privacy and Security Requirements” means, to the extent applicable to the Florida Entities, (a) any Laws regulating the Processing of Protected Data including, without limitation, Section 5 of the Federal Trade Commission Act, all state Laws related to unfair or deceptive trade practices, the California Consumer Privacy Act and any implementing regulations therein (together, the “CCPA”), the Fair Credit Reporting Act (“FCRA”), the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003 (“CAN-SPAM”), all Laws related to online privacy policies, the Telephone Consumer Protection Act (“TCPA”), the Illinois Biometric Information Privacy Act (“BIPA”), all Laws related to faxes, telemarketing and text messaging, and all Laws related to breach notification; (b) the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time (“PCI DSS”); (c) all Contracts between the Florida Entities and any Person that is applicable to the PCI DSS and/or the Processing of Protected Data; and (d) all policies and procedures applicable to the Florida Entities relating to the PCI DSS and/or the Processing of Protected Data, including without limitation all website and mobile application privacy policies and internal information security procedures.
“Process” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection, safeguarding, access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Protected Data” means Personal Data and all data for which the Florida Entities is required by Law, Contract or privacy policy to safeguard and/or keep confidential or private, including all such data transmitted to the Florida Entities by customers of the Florida Entities or Persons that interact with the Florida Entities.
“Redeeming Stockholder” means a SPAC Stockholder who demands that SPAC redeem its SPAC Class A Common Stock for cash in connection with the transactions contemplated hereby and in accordance with the organizational documents of SPAC.
“Registration Statement” means the registration statement on Form S-4 to be filed with the SEC (including any pre-effective or post-effective amendments or supplements thereto) registering the public offering and sale of shares of SPAC Newco Class A Common Stock to be issued in connection with the Transactions.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon, from, or migrating through, within or into, the air or any soil, sediment, subsurface strata, surface water or groundwater, natural resources or structure.
“Relevant Licenses” means any Permit issued by any Gaming Regulatory Authority (including, but not limited to, any Gaming Approvals) to the Florida Entities or otherwise required to be issued to SPAC Newco at or following the Closing, or any of their officers, directors or employees to the extent necessary to operate the Gaming Business and/or IT Assets in accordance with the Applicable Gaming Laws.
“Remedial Action” means any action required to investigate, clean up, remove or remediate, or conduct remedial, responsive, monitoring or corrective actions with respect to, any presence or Release of Hazardous Materials.
“Representatives” means with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, agents and advisors.
“Restrictive Covenant Agreement” means any current form of Contract or agreement concerning non-competition, non-solicitation of customers or employees, non-hiring of employees, non-disclosure of information, assignment or exclusive license of Intellectual Property or any other restrictive covenants.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Security Breach” means any (i) security breach or breach of Protected Data under applicable Privacy and Security Requirements, including any unauthorized access, acquisition, use, disclosure, modification, deletion, or destruction of information (including Protected Data); or (ii) unauthorized interference with system operations or security safeguards of IT Assets, including any phishing incident or ransomware attack.
“Software” means any computer programs (whether in source code, object code or other form), algorithms, databases, development tools, comments, user interfaces, menus, buttons and icons, compilations and data technology supporting the foregoing, and all items and documentation, including user manuals and training materials files, data, scripts, application programming interfaces, design notes, programmers’ notes, architecture, algorithms, related to any of the foregoing and any derivative works, foreign language versions, fixes, upgrades, updates, enhancements, new versions, previous versions, new releases and previous releases thereof; and all media and other tangible property necessary for the delivery or transfer thereof.
“SPAC Board” means the Board of Directors of SPAC.
“SPAC Charter” means the Restated Certificate of Incorporation of SPAC.
“SPAC Class A Common Stock” means the Class A Common Stock, par value $0.0001 per share, of SPAC having the rights and privileges set forth in the certificate of incorporation and bylaws of SPAC.
“SPAC Class B Common Stock” means the Class B Common Stock, par value $0.0001 per share, of SPAC having the rights and privileges set forth in the certificate of incorporation and bylaws of SPAC.
“SPAC Common Stock” means, collectively, the SPAC Class A Common Stock and the SPAC Class B Common Stock.
“SPAC Disclosure Letter” means the confidential disclosure letter delivered by SPAC to Florida immediately prior to the execution of this Agreement.
“SPAC Entities” means SPAC, SPAC Newco and its Subsidiaries.
“SPAC Material Adverse Effect” means any event, change, circumstance or development that (i) prevents, materially impairs or materially delays, or would reasonably be expected to prevent, materially impair or materially delay, the ability of SPAC, SPAC Newco and Merger Sub to perform their obligations under this Agreement and the Ancillary Agreements to which they are a party, including consummating the Merger, or (ii) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, results of operations or financial condition of SPAC, SPAC Newco and Merger Sub, taken as a whole.
“SPAC Newco Class A Common Stock” means Class A Common Stock, par value $0.0001 per share, of SPAC Newco having the rights and privileges set forth in the SPAC Newco A&R Charter and SPAC Newco Bylaws.
“SPAC Newco Class B Common Stock” means the Class B Common Stock, par value $0.0001 per share, of SPAC Newco having the rights and privileges set forth in the SPAC Newco A&R Charter and SPAC Newco Bylaws.
“SPAC Newco Common Stock” SPAC Newco Class A Common Stock and SPAC Newco Class B Common Stock.
“SPAC SEC Documents” means all forms, reports, statements, schedules and other documents filed by SPAC with, or furnished by SPAC to, the SEC since August 20, 2020.
“SPAC Share Issuance” means the issuance of shares of SPAC Newco Class B Common Stock to the stockholders of Florida in connection with the Merger.
“SPAC Stockholders” means the holders of SPAC Common Stock.
“SPAC Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by any of the SPAC Entities, any of their Affiliates or on any of their respective behalves or for which any of them are liable (whether or not billed or accrued for, but excluding in each case fees or expenses of (i) a direct or indirect shareholder of Florida or (ii) SpinCo or any of its Subsidiaries) as a result of or in connection with the authorization, planning, structuring, preparation, drafting, negotiation, execution and performance of this Agreement, the Ancillary Agreements and the Transactions, including (A) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (B) the preparation, printing, filing and mailing of the Registration Statement (or the proxy statement/prospectus included therein), the solicitation of SPAC Stockholder Approval, (C) transfer Taxes, and (D) any and all filing fees payable by any of the SPAC Entities to Governmental Authorities in connection with the Transactions.
“SPAC Warrants” means a warrant entitling the holder to purchase one share of SPAC Class A Common Stock.
“SpinCo” means a newly formed, wholly-owned, direct Subsidiary of Florida formed for the purpose of consummating the transactions contemplated by the Separation Agreement pursuant to the filing of a certificate of formation with the Secretary of State of the State of Texas.
“SpinCo Business” has the meaning set forth in the Separation Agreement.
“SpinCo Common Units” means the common units of SpinCo representing limited liability company interests in SpinCo.
“Split-Off” has the meaning set forth in the Separation Agreement.
“SplitCo Group” has the meaning set forth in the Split-Off Agreement.
“Sponsor” means SPAC Sponsor, LLC, a Delaware limited liability company.
“Subsidiary” of any Person means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, which is directly or indirectly controlled by such Person or one or more of its respective Subsidiaries.
“Target Net Indebtedness” has the meaning set forth in Section 1.01(e) of the Florida Disclosure Letter.
“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.
“Tax Representation Letters” means Tax representation letters to, reasonably requested by Florida Distribution Tax Counsel or Florida Merger Tax Counsel, as applicable, in connection with the Florida Tax Opinions, executed by SPAC and Florida, and, if requested by Florida Distribution Tax Counsel, their Affiliates.
“Tax Return” means any return, report, statement, refund, claim, election, disclosure, declaration, information report or return, statement, estimate or other document filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.
“TBOC” means the Texas Business Organizations Code, as amended.
“Term Loan” means that certain Credit Agreement, dated as of October 4, 2016, by and among Landry’s Gaming, LLC, Golden Nugget, LLC, the guarantors party thereto, the lenders party thereto and Jefferies Finance LLC, as agent for the lenders party thereto (as amended, supplemented or otherwise modified from time to time).
“Transactions” means, collectively, the Internal Reorganization, the Distribution, the TX Merger and the Merger.
“Warrant Agreement” means that certain Warrant Agreement, dated as of August 20, 2020, between SPAC and Continental Stock Transfer& Trust Company, a New York corporation as warrant agent.
Section 1.02   Other Defined Terms.   The following terms have the meanings set forth in the Sections set forth below:
Defined Term	Location of Definition
Additional Proposal	Section 7.01(d)
Amendment Proposal	Section 7.01(d)
Antitrust Remedial Actions	Section 7.05(c)
Certificate of Merger	Section 2.04
Closing	Section 2.03
Florida Affiliate Agreement	Section 4.23
Confidentiality Agreement	Section 7.15(a)
Copyrights	Section 1.01
Effective Time	Section 2.04
ERISA	Section 4.17(a)
ERISA Affiliate	Section 4.17(d)
Florida	Preamble
Florida Board	Recitals
Florida Benefit Plan	Section 4.17(a)
Florida Data Room	Section 1.03(a)
Florida Distribution Tax Counsel	Section 7.06(b)
Florida Distribution Tax Opinions	Section 7.06(b)
Florida Financial Statements	Section 4.07
Florida IP Contracts	Section 4.20(a)(iv)
Florida Marks	Section 4.15(c)
Florida Material Contracts	Section 4.20(a)

Defined Term	Location of Definition
Florida Merger Tax Counsel	Section 7.06(b)
Florida Merger Tax Opinion	Section 7.06(b)
Florida Preliminary Unaudited Financial Statements	Section 4.07
Florida Real Property Leases	Section 4.20(a)(v)
Florida Tax Opinions	Section 7.06(b)
Florida Unaudited Financial Statements	Section 4.07
Intended Tax Treatment	Recitals
Interim Period	Section 6.01
IPO	Section 7.09
IPO Prospectus	Section 7.09
LLC Sub	Recitals
LLC Sub Merger	Recitals
LLC Sub Merger Agreement	Section 2.06
Lockup Agreements	Recitals
Marks	Section 1.01
Merger	Section 2.02
Merger Consideration Calculation	Section 3.01(a)
Merger Sub	Preamble
Multiemployer Plan	Section 4.17(d)
NYSE Proposal	Section 7.01(d)
NYSE Listing Application	Section 7.10(b)
Offer	Recitals
Patents	Section 1.01
PIPE Investment Amount	Section 5.25
Proposals	Section 7.01(d)
Registration Rights Agreement	Recitals
Released Claims	Section 7.09
Released Parties	Section 7.09
Required Florida Stockholder Approval	Recitals
Separation Agreement	Recitals
Shares	Section 3.01(b)
SPAC	Preamble
SPAC Newco A&R Bylaws	Recitals
SPAC Newco A&R Charter	Recitals
SPAC Affiliate Agreement	Section 5.24
SPAC Benefit Plans	Section 5.13
SPAC Board	Recitals
SPAC Board Recommendation	Section 7.01(e)
SPAC Change in Recommendation	Section 7.01(e)
SPAC Material Contracts	Section 5.15(a)
SPAC Newco Omnibus Incentive Plan	Recitals
SPAC Newco Omnibus Incentive Plan Proposal	Section 7.01(d)
SPAC Stockholder Approval	Section 5.02(b)

Defined Term	Location of Definition
Special Meeting	Section 5.02(b)
Split-Off Agreement	Recitals
Sponsor Agreement	Recitals
Stockholders Agreement	Recitals
Subscribers	Recitals
Subscription Agreements	Recitals
Surviving Corporation	Section 2.02
Termination Date	Section 9.01(a)
Terminating SPAC Breach	Section 9.01(d)
Terminating Florida Breach	Section 9.01(e)
Texas Certificate of Merger	Section 2.01
Third Party Target	Section 5.20
Trade Secrets	Section 1.01
Transaction Proposal	Section 7.01(d)
Trust Account	Section 5.18
Trust Agreement	Section 5.18
Trustee	Section 5.18
TX Merger Effective Time	Section 2.01
Written Consent	Recitals
Section 1.03   Interpretation and Rules of Construction.
(a) In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(i) when a reference is made in this Agreement to an Article, Section or exhibit, such reference is to an Article or Section of, or an exhibit to, this Agreement;
(ii) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
(iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;
(iv) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
(v) all terms defined in this Agreement have the defined meanings when used in any certificate or other document delivered or made available pursuant hereto, unless otherwise defined therein;
(vi) where used with respect to information, the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives, including, (A) in the case of “made available” to SPAC, material that has been posted at least two (2) Business Days prior to the date hereof and has remained continuously available in a “data room” (virtual or otherwise) established by or on behalf of Florida (the “Florida Data Room”) and (B) in the case of “made available” to Florida, shall mean all information disclosed in any SPAC SEC Document or otherwise delivered to a Representative of Florida;
(vii) references to “day” or “days” are to calendar days;
(viii) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(ix) references to a Person are also to its successors and permitted assigns;
(x) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day;
(xi) references to sums of money are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars;
(xii) references to any “statute” or “regulation” are to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute) and to any “section of any statute or regulation” include any successor to such section;
(xiii) the word “or” shall not be exclusive; and
(xiv) reference in this Agreement to any time shall be to Eastern Time unless otherwise expressly provided herein.
(b) Notwithstanding anything to the contrary contained in the Disclosure Letters, in this Agreement or in the Ancillary Agreements, the information and disclosures contained in any Section of a Disclosure Letter shall be deemed to be (i) disclosed and incorporated by reference in each other Section of such Disclosure Letter as though fully set forth in such other Section to the extent the relevance of such information to such other Section is reasonably apparent on the face of such disclosure notwithstanding the omission of a reference or a cross-reference with respect thereto and notwithstanding any reference to a Section of such Disclosure Letter in this Agreement and (ii) further qualified and supplemented by any information and disclosures made available in the Florida Data Room. Certain items and matters are listed in the Disclosure Letters or in the Florida Data Room for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in a Disclosure Letter or in the Florida Data Room be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants and agreements contained in this Agreement. No reference to, or disclosure of, any item or matter in any Section of this Agreement, any Section of a Disclosure Letter or in any part of the Florida Data Room shall be construed as an admission or indication that such item or matter is material or that such item or matter is required to be referred to or disclosed in this Agreement, in such Disclosure Letter or in the Florida Data Room. Without limiting the foregoing, no reference to, or disclosure of, a possible breach or violation of any Contract, Law or Governmental Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.
ARTICLE II
THE TRANSACTIONS
Section 2.01   The TX Merger.   To effectuate the TX Merger, at the Closing, SPAC and SPAC Newco shall execute an Agreement and Plan of Merger, in the form attached hereto as Exhibit K and SPAC shall file (i) with the Secretary of State of the State of Texas a certificate of merger (the “Texas Certificate of Merger”) in accordance with, and containing such information as is required by, Section 10.002 of the TBOC, and (ii) a certificate of merger in such form as required by the DGCL to be properly executed and acknowledged, and filed with the Secretary of State of the State of Delaware. At the TX Merger Effective Time, SPAC shall merge with and into SPAC Newco, with SPAC Newco surviving the merger. The “TX Merger Effective Time” shall be that date on which the Texas Certificate of Merger is filed in the office of the Texas Secretary of State, and after satisfaction of the respective requirements of the applicable laws of Delaware and Texas prerequisite to such filings.
Section 2.02   The Merger.   Immediately following the TX Merger Effective Time, upon the terms and subject to the satisfaction or written waiver (where permissible under applicable Law) of the conditions set forth in ARTICLE VIII, and in accordance with the applicable provisions of the TBOC, at the Effective Time and after giving effect to the Internal Reorganization and the Distribution, Merger Sub shall be merged with and into Florida (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and Florida shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
Section 2.03   Closing.   The closing (the “Closing”) of the Transactions shall take place at 8:00 a.m., Houston time, on the second (2nd) Business Day (unless another date is agreed to in writing by Florida and SPAC) following the satisfaction or written waiver (where permissible under applicable Law) of the conditions set forth in ARTICLE VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or written waiver (where permissible under applicable Law) of those conditions at the Closing).The Closing shall be held at the offices of Latham& Watkins LLP, 811 Main, Houston, Texas 77002 or shall take place remotely by electronic exchange of executed documents and signatures via e-mail or facsimile, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in ARTICLE VIII.
Section 2.04   Effective Time.   On the terms and subject to the conditions of this Agreement, at the Closing, immediately following the TX Merger Effective Time, the applicable Parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Texas, in such form as is required by, and executed in accordance with, the relevant provisions of the TBOC (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”). At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the TBOC.
Section 2.05   Organizational Documents of SPAC Newco.
(a) At the TX Merger Effective Time, (i) the articles of incorporation of SPAC Newco shall be amended and restated in its entirety as set forth on Exhibit H (the “SPAC Newco A&R Charter”), which shall be the articles of incorporation of SPAC Newco immediately following the Closing until thereafter changed or amended as provided therein or by applicable Law.
(b) Prior to the TX Merger Effective Time, SPAC Newco shall take all actions necessary to amend and restate the bylaws of SPAC Newco (as in effect immediately prior to the Texas Merger Effective Time) in their entirety as set forth on Exhibit G (the “SPAC Newco Bylaws”), effective as of immediately prior to the TX Merger Effective Time, which shall be the bylaws of SPAC Newco immediately following the Closing until thereafter changed or amended as provided therein or by applicable Law.
(c) Immediately after the Effective Time, SPAC Newco shall, subject to obtaining SPAC Stockholder Approval, adopt an omnibus incentive plan (the “SPAC Newco Omnibus Incentive Plan”), substantially in the form attached as Exhibit I hereto.
Section 2.06   Post-Closing Merger.   Immediately following the Effective Time and prior to the effective time of the Split-Off, Florida shall merge with and into LLC Sub, with LLC Sub surviving such merger as a direct, wholly owned subsidiary of SPAC NewCo, pursuant to a merger agreement substantially in the form attached hereto as Exhibit L (the “LLC Sub Merger Agreement”). At the time of and immediately after the effective time of the LLC Sub Merger, SPAC NewCo shall own all of the issued and outstanding membership interest and other equity interests, if any, in LLC Sub and shall be the sole member of LLC Sub, and LLC Sub shall be treated as an entity disregarded as separate from SPAC NewCo for U.S. federal income tax purposes.
Section 2.07   Principal offices: Name; Trading Symbol.   Immediately following the Closing, the principal offices of Florida and the Florida Subsidiaries shall be located in Houston, Texas. Effective as of the Effective Time, SPAC Newco shall change its name to a name to be determined by Florida prior to the Closing. On the day immediately following the Closing Date, SPAC Newco shall trade on the NYSE under a ticker symbol to be determined by Florida prior to the Closing.

ARTICLE III
EFFECT OF THE TRANSACTIONS
Section 3.01   Effect on Capital Stock.
(a) Merger Consideration Calculation.   Not less than four (4) Business Days prior to the Effective Time, Florida shall deliver to SPAC written notice setting forth its good faith calculation of the Aggregate Closing Date Transaction Value and the Merger Consideration, with reasonable supporting documentation, to be received by the Florida Stockholder and/or its permitted assigns (the “Merger Consideration Calculation”). Following receipt of the Merger Consideration Calculation, SPAC and its Representatives shall be provided copies of, and have reasonable access to, the books, records and employees of Florida and Florida shall, upon SPAC’s reasonable request, make itself available to discuss with SPAC and its Representatives the supporting documentation provided by Florida to enable a thorough review of the Merger Consideration Calculation. Not less than two (2) Business Days after receipt of such Merger Consideration Calculation, SPAC shall provide to Florida any reasonable comments and questions about such Merger Consideration Calculation, and Florida shall consider and respond in good faith to such reasonable comments and questions. Florida will subsequently deliver a written notice setting forth the final Merger Consideration Calculation on or before the Closing, which shall be binding on all parties and shall be used by SPAC for purposes of issuing the Merger Consideration to the Florida Stockholder and/or its permitted assigns pursuant to this ARTICLE III, absent manifest error.
(b) Merger Consideration.   At the Effective Time, by virtue of the Merger and without any action on the part of SPAC, SPAC Newco, Merger Sub, Florida or the holders of Florida Common Stock, all shares of Florida Common Stock issued and outstanding immediately prior to the Effective Time (all such shares of Florida Common Stock collectively, the “Shares”) shall be canceled and converted into the right to receive the Merger Consideration in accordance with the Merger Consideration Calculation, and each holder of certificates or book-entry shares which immediately prior to the Effective Time represented such Shares shall thereafter cease to have any rights with respect thereto except the right to receive the Merger Consideration, in each case to be issued or paid, without interest, in consideration therefor as provided in the Merger Consideration Calculation. Prior to the Closing, the Florida Stockholder shall deliver to SPAC a duly completed and executed letter of transmittal, in form and substance reasonably acceptable to each of Florida and SPAC, and, if applicable, one or more certificates representing the shares of Florida Common Stock owned by the Florida Stockholder. Notwithstanding the foregoing, in no event shall the modification of the Merger Consideration or the effects of the adjustments set forth in Section 3.04 result in the holders of Florida Common Stock immediately prior to the Effective Time holding less than 50.1% of the outstanding SPAC Common Stock following the Effective Time after giving effect to the Transactions.
(c) Cancellation of Certain Shares.   At the Effective Time, by virtue of the Merger and without any action on the part of SPAC Newco, Merger Sub, Florida or the holders of the Florida Common Stock, each Share held in the treasury of Florida shall automatically be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.
(d) Capital Stock of Merger Sub.   At the Effective Time, by virtue of the Merger and without any action on the part of SPAC Newco, Merger Sub, Florida or the holders of the Florida Common Stock, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.
(e) No Withholding.   All payments under this Agreement shall be made without deduction or withholding for any Tax.
Section 3.02   Stock Transfer Books.   From and after the Effective Time, the stock transfer books of Florida shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of Florida.

Section 3.03   No Appraisal Rights.   In accordance with Section 10.354 of the TBOC, no appraisal rights shall be available to holders of Shares in connection with the Merger.
Section 3.04   Adjustment to Merger Consideration.   Notwithstanding anything to the contrary contained herein, no fractional shares of SPAC Newco Class B Common Stock shall be issued pursuant to the terms of this Agreement and any such fractional share amount shall be rounded up to the nearest whole share.
Section 3.05   Payment of Expenses.   On the Closing Date or within a reasonable amount of time thereafter, SPAC Newco shall pay or cause to be paid by wire transfer of immediately available funds from the Trust Account, (i) all accrued and unpaid SPAC Transaction Expenses, as set forth on a written statement to be delivered to Florida not less than two (2) Business Days prior to the Closing Date, including the financial advisor fees set forth on Section 3.05 of the SPAC Disclosure Letter, which shall include the respective amounts and wire transfer instructions for the payment thereof, and (ii) all accrued and unpaid Florida Transaction Expenses, as set forth on a written statement to be delivered to SPAC by or on behalf of Florida not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF FLORIDA
Except as otherwise disclosed or identified in the Florida Disclosure Letter, Florida hereby represents and warrants to SPAC and Merger Sub as follows:
Section 4.01   Organization and Qualification.   Florida is a corporation duly organized and validly existing under the laws of the State of Texas and has the corporate power and authority to own its properties and carry on its business as now being conducted. Florida has the necessary corporate power and authority to enter into this Agreement and the Separation Agreement, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Florida is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be licensed or qualified or in good standing (or equivalent status as applicable), except where the failure to be so licensed or qualified has not had or would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect.
Section 4.02   Due Authorization.
(a) The execution and delivery by Florida of this Agreement, the Separation Agreement and each ancillary agreement hereto and thereto, the performance by Florida of its obligations hereunder and thereunder, and the consummation by Florida of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Florida, except for such further action of the Florida Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Florida Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement). Each of this Agreement, the Separation Agreement and each ancillary agreement hereto or thereto has been or will be, as applicable, duly executed and delivered by Florida, and (assuming due authorization, execution and delivery by the other parties hereto) each of this Agreement, the Separation Agreement and each ancillary agreement hereto or thereto constitutes or will constitute, as applicable, a legal, valid and binding obligation of Florida, enforceable against Florida in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to or affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity). Required Florida Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of Florida required to approve and adopt this Agreement and approve the transactions contemplated hereby.
(b) The Florida Board, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has approved, as applicable, this Agreement and the

Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger. The SpinCo Board, by unanimous written consent, has approved and declared the advisability of the Separation Agreement and the transactions contemplated thereby.
(c) The Florida Stockholder has delivered, and has not subsequently rescinded, revoked or modified in any way, the Written Consent approving the adoption of this Agreement and the transactions contemplated hereby, including the Merger, which Written Consent constitutes Required Florida Stockholder Approval.
Section 4.03   Capitalization.
(a) As of the date hereof, the authorized share capital of Florida consists of 2,000 shares of Florida Common Stock, 2,000 of which are issued and outstanding. As of the date hereof, no shares of Florida Common Stock are being held by Florida in its treasury. Except as set forth in this Section 4.03(a) or pursuant to the SPAC Newco Omnibus Incentive Plan, as of the date hereof, there are no other shares of Florida Common Stock or other equity interests of Florida authorized, reserved, issued or outstanding.
(b) (i) There are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character (A) relating to the issued or unissued capital stock of Florida; (B) obligating Florida to issue or sell any shares of capital stock of, or other equity interests in, Florida; (C) obligating Florida to issue, grant, extend or enter into any such option, warrant, right, agreement, arrangement or commitment; or (D) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of shares of Florida Common Stock; and (ii) there are no outstanding contractual obligations of Florida to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, Florida or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, Florida or any other Person. All outstanding shares of Florida Common Stock are, and all such shares of Florida Common Stock that may be issued prior to the Effective Time in accordance with the terms of this Agreement will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Contracts or any provision of the certificate of incorporation or bylaws of Florida.
(c) There are no issued and outstanding bonds, debentures, notes or other Indebtedness of Florida having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which the Florida Stockholder is entitled to vote. Florida is not a party to any Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of, any share of Florida Common Stock.
(d) The copies of the certificate of incorporation and bylaws of Florida that were previously furnished or made available to SPAC are true, complete and correct copies of such documents as in effect on the date of this Agreement.
Section 4.04   Florida Subsidiaries.
(a) Each Florida Subsidiary has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so licensed or qualified has not had or would not, individually or in the aggregate, be expected to have a Florida Material Adverse Effect. Each of the Florida Subsidiaries is duly licensed or qualified and in good standing (or equivalent status as applicable) as a foreign corporation (or other entity, if applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be licensed or qualified or in good standing (or equivalent status as applicable), except where the failure to be so licensed or qualified has not had or would not, individually or in the aggregate, be expected to have a Florida Material Adverse Effect.

(b) As of the Effective Time: (i) Florida will own, directly or indirectly, all equity interests in the Florida Subsidiaries in substantially the manner set forth on Section 4.04(b) of the Florida Disclosure Letter, in each case, free and clear of all Encumbrances other than Permitted Encumbrances and restrictions imposed by applicable securities Laws; (ii) all equity interests in the Florida Subsidiaries will have been duly authorized, validly issued, fully paid and non-assessable; and (iii) there will be no outstanding options, warrants, convertible debt, other convertible instruments or other rights, agreements, preemptive rights, subscription rights, or similar rights, or arrangements or commitments of any character (A) relating to the equity interests in the Florida Subsidiaries or (B) obligating any Florida Subsidiary to issue, grant, extend or enter into any such option, warrant, convertible debt, other convertible instrument or other right, agreement, arrangement or commitment.
(c) As of the Effective Time Florida will own, directly or indirectly, 31,350,625 Georgia Class B Shares and 31,350,625 Louisiana Class B Membership Interests, in each case, free and clear of all Encumbrances other than restrictions imposed by applicable securities Laws.
(d) Except for its interests Georgia, Louisiana and the Florida Subsidiaries, as of the Effective Time, Florida will not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.
Section 4.05   No Conflict.   Assuming that all consents, approvals, authorizations and other actions described herein or set forth on Section 4.05 of the Florida Disclosure Letter have been obtained, all filings and notifications listed in Section 4.06 below or on Section 4.06 of the Florida Disclosure Letter have been made, any applicable waiting period has expired or been terminated under applicable antitrust Laws, and except as may result from any facts or circumstances relating solely to SPAC, SPAC Newco or its Affiliates, the execution, delivery and performance by Florida of this Agreement, the Separation Agreement and each ancillary agreement hereto and thereto does not or will not, as applicable: (i) violate, conflict with, or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of Florida or the Florida Subsidiaries; (ii) conflict with or violate any Law or Governmental Order applicable to Florida or the Florida Subsidiaries or any of their respective properties or assets; (iii) conflict with, result in any breach of, constitute a default (or an event that, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any Contract of the type described in Section 4.20 below to which Florida or the Florida Subsidiaries is a party or by which any of their respective material properties or assets is bound; or (iv) (A) result in the creation or the imposition of any Encumbrance (other than a Permitted Encumbrance) upon any of the properties, equity interests or assets of Florida or the Florida Subsidiaries or (B) result in the cancellation, modification, revocation or suspension of any license or permit, authorization or approval issued or granted by any Governmental Authority in respect of Florida or the Florida Subsidiaries or any of their respective properties or assets, except, in the case of clauses (ii) — (iv) of this Section 4.05, as would not materially and adversely affect the ability of Florida to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements or that would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect.
Section 4.06   Governmental Consents and Approvals.   The execution, delivery and performance by Florida of this Agreement and the Ancillary Agreements does not require any consent, approval, authorization or other order or declaration of, action by, filing with or notification to, any Governmental Authority, other than: (a) compliance with, and filings and clearances, consents, approvals or authorizations under, the HSR Act or any other applicable antitrust, competition, merger control or foreign investment Laws; (b) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Texas pursuant to Section 2.02; (c) consents, approvals, authorizations or other orders or declarations of, actions by, filings with, or notifications to, any Governmental Authority relating to the Internal Reorganization, including the disposition of shares of Florida Common Stock, and the registration of SPAC as a publicly traded corporation and as a holding company with the Gaming Regulatory Authorities; (d) consents, approvals, authorizations or other orders or declarations of, actions by, filings with, or notifications to, any Governmental Authority relating to the Applicable Gaming Laws or Liquor Laws; and (e) any license, consent, approval, authorization, permit, privilege or other order or declaration of, action by, filing with or notification to, any Governmental Authority, the absence of which would not prevent or materially delay the consummation by Florida of the transactions contemplated by this Agreement or the Ancillary Agreements or that would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect.
Section 4.07   Financial Information.   Attached as Section 4.07 to the Florida Disclosure Letter are (a) the unaudited consolidated balance sheets of the Florida Entities (excluding the SplitCo Group) as of December 31, 2019 and the unaudited consolidated income statement of the Florida Entities (excluding the SplitCo Group) for the three months and the year ended December 31, 2019 (the “Florida Unaudited Financial Statements”) and (b) the preliminary unaudited consolidated balance sheets of the Florida Entities as of December 31, 2020 and the preliminary unaudited consolidated income statement of the Florida Entities (excluding the SplitCo Group) for the three months and year ended December 31, 2020 (the “Florida Preliminary Unaudited Financial Statements” and, together with the Florida Unaudited Financial Statements, the “Florida Financial Statements”). The Florida Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, operating income (loss), changes in equity and cash flows of the Florida Entities (excluding the SplitCo Group) as of the dates and for the periods indicated in such Florida Financial Statements in conformity with GAAP (except for the absence of footnotes and other presentation items, year-end adjustments and the adoption of ASC 842) and were derived from, and accurately reflect in all material respects, the books and records of the Florida Entities. There are no audited financial statements (including any audited consolidated balance sheets, income (loss) statements, statements of comprehensive income (loss), changes in equity and cash flows) for the Florida Entities with respect to the years ended December 31, 2019 and December 31, 2020. The Florida Financial Statements, when delivered by Florida for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 7.01, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date.
Section 4.08   Internal Controls.   Florida and the Florida Subsidiaries maintain a system of internal accounting controls and procedures that is sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability for Florida’s and its Subsidiaries’ assets, (iii) access to material assets is permitted only in accordance with management’s general or specific authorization, (iv) the reporting of Florida’s and its Subsidiaries’ assets is compared with existing assets at regular intervals and (v) accounts, notes and other receivables are recorded accurately and reserves established against them based upon actual prior experience and in accordance with U.S. GAAP, and proper procedures are implemented for the collection thereof on a commercially reasonable basis. During the three (3) financial years ending on December 31, 2020, neither Florida nor any of its Subsidiaries (including their personnel and independent accountants of Florida or any of its Subsidiaries who participated in the preparation or review of Florida’s financial statements or the internal accounting controls) has identified or been made aware of any fraud, whether or not material, that involves management of Florida or any of its Subsidiaries or any of their personnel involved in financial reporting.
Section 4.09   Absence of Changes.   Since September 30, 2020, (a) there has not occurred any Florida Material Adverse Effect and (b) except for any COVID-19 Measures or as contemplated by or permitted under this Agreement and the Ancillary Agreements, the Florida Entities have conducted their respective businesses in the ordinary course of business consistent with past practice in all material respects, and none of Florida or the Florida Subsidiaries has:
(a) sold, assigned, transferred or otherwise disposed of any (A) tangible material assets or properties (other than the sale or disposal of inventory or obsolete equipment) or (B) Florida Intellectual Property that are material to such businesses other than in the ordinary course of such businesses, in each case more for more than $5,000,000;
(b) adopted a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other reorganization; or
(c) instituted or settled any proceeding that alleged or resulted in a settlement of at least $5,000,000.

Section 4.10   Undisclosed Liabilities.   There is no liability, debt or obligation against Florida or the Florida Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Florida Entities (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities and obligations (a) reflected or reserved for on the Florida Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Florida Unaudited Financial Statements in the ordinary course of business consistent with past practice of the Florida Entities, (c) disclosed in the Florida Disclosure Letter, (d) arising under this Agreement or the Separation Agreement or as a result of the performance by Florida of its obligations hereunder or thereunder, (e) arising, directly or indirectly, in connection with the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition) or (f) that would not be material to the Florida Entities taken as a whole.
Section 4.11   Litigation.   There is no Action by or against Florida or any Florida Subsidiary pending or, to the Knowledge of Florida, threatened by or before any Governmental Authority that has had or would, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect or that would prevent or materially delay the consummation by Florida of the transactions contemplated by this Agreement and the Ancillary Agreements.
Section 4.12   Information Supplied.   The information supplied by Florida in writing specifically for inclusion or incorporation by reference in the Registration Statement and, if applicable, any other filing contemplated by Section 7.01, shall not: (a) (i) with respect to the Registration Statement, at the time the Registration Statement becomes effective under the Securities Act and (ii) with respect to any other filings contemplated by Section 7.01, at the time such other filings are made; (b) at the time of the Special Meeting; or (c) at the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing provisions of this Section 4.10, no representation or warranty is made by Florida with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied in writing by Florida for use therein.
Section 4.13   Compliance with Laws.
(a) Except where the failure to be, or to have been, in compliance with such Laws has not had or would not, individually or in the aggregate, reasonably be expected to be material to the Florida Entities, taken as a whole, the Florida Entities are, and since December 31, 2019 have been, in compliance with all applicable Laws. Neither Florida nor any Florida Subsidiary has received any written notice from any Governmental Authority regarding a violation of any applicable Law by Florida or any Florida Subsidiary at any time since December 31, 2019, which violation would, individually or in the aggregate, reasonably be expected to be material to the Florida Entities, taken as a whole.
(b) Since December 31, 2019, and except where the failure to be, or to have been, in compliance with such Laws has not had or would not, individually or in the aggregate, reasonably be expected to be material to the Florida Entities, taken as a whole, (i) there has been no action taken by Florida, the Florida Subsidiaries, or, to the Knowledge of Florida, any officer, director, manager, employee, agent or Representative of Florida or the Florida Subsidiaries, in each case, acting on behalf of Florida or the Florida Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither Florida nor any of the Florida Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither Florida nor any of the Florida Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither Florida nor any of the Florida Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.
(c) Since December 31, 2017, neither Florida nor any Florida Subsidiary is conducting or has conducted, directly or indirectly, any business (including, without limitation, sales, reselling, licensing or sub-licensing arrangements, funding, making payments, procuring, insurance or otherwise providing assistance or support in connection with operations, business or any other activity) with or for the direct or indirect benefit of or on behalf of a person or entity:
(i) named as a “specially designated national and blocked person” on the most current OFAC SDN List or with whom it would be prohibited for Florida or any Florida Subsidiary to engage in transactions or dealings under any of the sanctions programs of the United States administered by OFAC which would be applicable to the relevant transaction; or
(ii) which is the subject of or otherwise targeted by, or is located or organized in any country or territory that is subject to, any such sanctions which would be applicable to the relevant transaction.
Section 4.14   Licenses.
(a) Except as set forth on Section 4.14(a) of the Florida Disclosure Letter, each of the Florida Entities, as applicable, has obtained, and is in material compliance with, all Relevant Licenses necessary to conduct the Gaming Business and Primary Florida Business currently in operation and all Relevant Licenses or material Permits (including any Permit obtained in connection with any Liquor Laws) that are necessary to conduct the Gaming Business and Primary Florida Business currently in operation are in full force and effect and the Florida Entities are in material compliance with all Relevant Licenses.
(b) Subject to completion of any regulatory obligations resulting from, and obtaining all approvals necessary to consummate, the Transactions, no Relevant License or material Permit is liable to be varied, suspended or revoked as a result of the Closing.
(c) As of the date hereof, to Florida’s Knowledge and subject to any change of Law following after the date hereof, there is no fact or circumstance that is reasonably expected to cause any Relevant License or material Permit to be lapsed, terminated, invalidated, cancelled, revoked, suspended, subject to a variation or additional conditions during its current term or not to be renewed on terms which are no less advantageous to the relevant Florida Entity than the current terms of such Relevant License or material Permit, and each action necessary to be undertaken by the relevant Florida Entity and Relevant License or material Permit holders for the renewal or extension of each Relevant License or material Permit due to expire within three (3) months from the date hereof has been duly taken or will be timely taken.
(d) No Florida Entity has (i) made any application for any other license or registration from any Gaming Regulatory Authority that has not been issued, granted or given (for whatever reason) or (ii) withdrawn any such application.
(e) Where required to do so under Applicable Gaming Law or as requested by any Gaming Regulatory Authority, all relevant directors, officers, key executives and employees of any relevant Florida Entity (and contractors acting on behalf of any such Florida Entity) have applied for or obtained qualification or licensure which, if applicable, are in full force and effect.
(f) All material matters relating to the Gaming Business that are required to be notified to the relevant Gaming Regulatory Authority in accordance with Applicable Gaming Law and the terms and conditions of any Relevant License have been so notified.
(g) Since January 1, 2019, none of the Florida Entities nor, to Florida’s Knowledge, any of their Representatives, has done or omitted to do anything in breach of the Applicable Gaming Laws or Liquor Laws applicable to the Gaming Business or Primary Florida Business in any jurisdiction in which it holds a Relevant License, except where such breach or failure would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect or would not reasonably be expected to result in the revocation or suspension of such Relevant License.
(h) Since January 1, 2019, none of the Florida Entities nor, to Florida’s Knowledge, any of their Representatives has received a written notice from a Governmental Authority alleging that the Gaming Business or Primary Florida Business and/or IT Assets infringes or violates any Applicable Gaming Law or Liquor Laws in any material respect or is in breach of the terms of any Relevant License or that such Governmental Authority intends to pursue any review or investigation which could reasonably be expected to conclude with the imposition of any sanction on any Florida Entity or any of their respective Representatives and that would, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect.
(i) Since January 1, 2019: (i) to Florida’s Knowledge, each Florida Entity is and was in compliance in all material respects with all Applicable Gaming Laws or Liquor Laws; and (ii) the Gaming Business has been operated in all material respects in a manner customary for businesses similar to the Gaming Business in the relevant jurisdictions.
(j) No Florida Entity has received written notice of any actual or threatened proceedings with any Governmental Authority that would reasonably be expected to adversely affect any Relevant License used or held for use in the Gaming Business or Primary Florida Business in any material respect.
Section 4.15   Intellectual Property; IT; Data Security.
(a) Florida or a Florida Subsidiary owns, has a valid written license or otherwise possesses legally enforceable rights to use all Florida Intellectual Property, except for any such failures to own, be licensed or possess such Florida Intellectual Property that has not had or would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect.
(b) Except as set forth on Section 4.15(b) of the Florida Disclosure Letter, to Florida’s knowledge, there are no conflicts with, infringements, misappropriations, or other violations, of any material Florida Intellectual Property by any third party and the products, services and conduct of the businesses of the Florida Entities as currently conducted does not conflict with, infringe, misappropriate, or otherwise violate, any proprietary right of a Person, except for any such conflicts or infringements that has not had or would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect.
(c) Section 4.15(c) of the Florida Disclosure Letter sets forth a complete list of all material Marks that are Florida Owned Intellectual Property (“Florida Marks”). All Florida Marks and other Florida Owned Intellectual Property are owned by Florida and/or the Florida Subsidiaries, free and clear of Encumbrances of any nature, other than Permitted Encumbrances. All Florida Marks and other Florida Owned Intellectual Property that are subject to an application or registration, or other document issued by, filed with, or recorded by any Governmental Authority, have been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees.
(d) Section 4.15(d) of the Florida Disclosure Letter sets forth a complete list of all licenses, sublicenses and other agreements in which the Florida Entities have granted rights to any person to use the Florida Intellectual Property. Florida will not, as a result of the execution and delivery of this Agreement, the Separation Agreement or the performance of its obligations hereunder or thereunder, be in breach of any license, sublicense or other agreement relating to the Florida Intellectual Property.
(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect, Florida and each Florida Subsidiary have taken commercially reasonable measures to protect the confidentiality of all material confidential information of Florida and each Florida Subsidiary (and any confidential information owned by any person to whom Florida or any Florida Subsidiary has a written confidentiality obligation). No current or former, employee, contractor, or consultant of Florida or any of the Florida Subsidiaries has any right, title, or interest, in any material Florida Owned Intellectual Property. To Florida’s Knowledge, no Person is in violation of any written confidentiality agreements.
(f) Florida and each Florida Subsidiary owns or has the right to use all computer software currently used in and material to its business, except for any failures to own or have the right to use such software has not had or would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect.
(g) The consummation of the transactions contemplated hereby will not result in the loss or impairment of Florida’s or any Florida Subsidiary’s right to own or use any Florida Intellectual Property. Immediately subsequent to the Closing, the Florida Intellectual Property will be owned or available for use by Florida and each Florida Subsidiary on terms and conditions identical to those under which Florida and each Florida Subsidiary own or use the Florida Intellectual Property immediately prior to the Closing, without the payment of additional fees.
(h) Since January 1, 2019, the Florida Entities (i) have been in material compliance with all applicable Privacy and Security Requirements, (ii) have not experienced any material Security Breaches, and (iii) have not received any notices or complaints from any Person (including any Governmental Authority) regarding the unauthorized Processing of Protected Data or non-compliance with applicable Privacy and Security Requirements. The Florida Entities maintain systems and procedures to receive and effectively respond to complaints and, to the extent required by applicable Law, individual rights requests in connection with the Florida Entities’ Processing of Personal Data, and, to the extent required by applicable Law, the Florida Entities have complied with all such individual rights requests in all material respects. The Florida Entities do not engage in the sale, as defined by applicable Law, of Personal Data.
(i) The Florida Entities have valid and legal rights to Process all Protected Data that is Processed by or on behalf of the Florida Entities in connection with the use and/or operation of its products, services and business, and the execution, delivery, or performance of this Agreement will not affect these rights or violate any applicable Privacy and Security Requirements. The Florida Entities have implemented, and have required all third parties that receive Protected Data from or on behalf of any Florida Entities to implement, reasonable physical, technical and administrative safeguards consistent with industry standards that are designed to protect Protected Data from unauthorized access by any Person, and to ensure compliance in all material respects with all applicable Privacy and Security Requirements.
Section 4.16   Real Property.
(a) Section 4.16(a) of the Florida Disclosure Letter sets forth a complete and accurate list of the address (or other identifying description) of each parcel of Florida Leased Real Property, and the identity of the lessee of each such parcel of Florida Leased Real Property, that is material to the operation of the Primary Florida Business as currently conducted. Florida or one of the Florida Subsidiary has a valid and binding leasehold interest in each parcel of Florida Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. The Florida Leased Real Property constitutes all of the leased real property used or held for use by the Florida Entities that is material to the operation of the Primary Florida Business. Neither Florida nor any Florida Subsidiary has subleased, licensed or otherwise granted to a third party any right to use or occupy all or any portion of the Florida Leased Real Property. Except as set forth in Section 4.16(a) of the Florida Disclosure Schedule: (i) neither Florida or any Florida Subsidiary, as applicable, has assigned, sublet, licensed, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the interest or estate created by the Florida Real Property Leases, nor has an agreement been entered into to do so, (ii) neither Florida or any Florida Subsidiary is in receipt of any notice of default pursuant to any Florida Real Property Lease that has not been waived or cured in writing, no rentals are past due and no fact, circumstance or condition exists that could be a default by any party under such Florida Real Property Lease or permit the termination or modification of or acceleration of rent under such Florida Real Property Lease, and (iii) the Closing will not affect the enforceability against any Person of such Florida Real Property Lease or the rights of the applicable lessee to the continued use and possession of the Florida Leased Real Property for the conduct of business as currently conducted, except, in the case of clauses (i) — (iii) of this Section 4.16, as would not be, or would not reasonably be expected to be, material to the Florida Entities, taken as a whole.
(b) Section 4.16(b) of the Florida Disclosure Letter sets forth a complete and accurate list of the address, parcel number and record title holder of each parcel of Florida Owned Real Property that is material to the operation of the Primary Florida Business as currently conducted. Florida or one of the Florida Subsidiaries has good, valid and marketable fee simple title in and to each parcel of Florida Owned Real Property, including all of the buildings, fixtures and improvements thereon and rights appurtenant thereto, free and clear of all Encumbrances, other than Permitted Encumbrances. The Florida Owned Real Property constitutes all of the owned real property used or held for use by the Florida Entities that is material to the operation of the Primary Florida Business. All buildings, structures, fixtures and other improvements located on the Florida Owned Real Property are in good condition and repair in all material respects, except for reasonable wear and tear and damage by casualty. There are no outstanding options, rights of first offer or rights of first refusal to purchase any such Florida Owned Real Property or any portion thereof or interest therein. Except as set forth on Section 4.16(b) of the Florida Disclosure Letter and other than pursuant to easements of record, neither Florida nor any Florida Subsidiary has leased, assigned, transferred, conveyed, mortgaged, licensed, deeded in trust, encumbered or granted any right to use or occupy all or any portion of a Florida Owned Real Property to a third party nor has an agreement been entered into to do so. There is no condemnation or other proceeding in eminent domain, pending or, to the Knowledge of Florida, threatened, affecting the Florida Owned Real Property or any portion thereof or interest therein. Neither Florida nor any of the Florida Subsidiaries is in receipt of any notice of default pursuant to any Encumbrance on any Florida Owned Real Property, nor does any condition exist that is or could be a default by any party under any Encumbrance. Florida or the Florida Subsidiaries’, as applicable, title to the Florida Owned Real Property is insured under valid and collectible title insurance policies. Neither Florida nor any of the Florida Subsidiaries has received any written notice of any material violation of any applicable zoning ordinance or other Law relating to the operation of the Florida Owned Real Property, and to the Knowledge of Florida, there is no action before any governmental entity pending to materially change the zoning or building ordinances or any other Law affecting the Florida Owned Real Property.
Section 4.17   Employee Benefit Matters.
(a) Section 4.17(a) of the Florida Disclosure Letter sets forth a complete list of each material Florida Benefit Plan. “Florida Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and any other plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider (or any dependent or beneficiary thereof), in each case, that is maintained, sponsored or contributed to by Florida or any of the Florida Subsidiaries or under which Florida or any of the Florida Subsidiaries has or could reasonably be expected to have any material liability, including, without limitation, all employment, consulting, retention, severance, termination, change in control, collective bargaining, incentive, bonus, deferred compensation, retirement, pension, vacation, holiday, cafeteria, welfare, medical, disability, fringe benefit, profit-sharing, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, arrangements or agreements, but not including any Multiemployer Plan or any plan, policy, program, arrangement or agreement that covers only former directors, officers, employees, independent contractors and service providers and with respect to which the Florida Entities have no remaining obligations or liabilities.
(b) With respect to each material Florida Benefit Plan, Florida has delivered or made available to SPAC correct and complete copies (or to the extent no copy exists, an accurate summary) of, if applicable, (i) the current plan document and any trust agreement, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 filed with the IRS (or, with respect to non-U.S. plans, any comparable annual or periodic report) and attached schedules (if applicable), (iv) the most recent actuarial valuation, and (v) the most recent determination or opinion letter issued by the IRS (or applicable comparable Governmental Authority).
(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect, each Florida Benefit Plan has been administered in compliance with its terms and all applicable Laws, including, without limitation, ERISA, the Affordable Care Act and the Code and all contributions required to be made under the terms of any Florida Benefit Plan as of the date this representation is made have been timely made or, if not yet due, have been properly reflected in accordance with GAAP. No Florida Benefit Plan provides post-employment health insurance benefits other than as required under Section 4980B of the Code.
(d) Except as set forth on Section 4.17(d) of the Florida Disclosure Letter, neither Florida nor any of the Florida Subsidiaries or ERISA Affiliates sponsored, maintained, contributed to or was required to contribute to, at any point during the six (6) year period prior to the date hereof, a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan, in each case, regardless of whether or not it is subject to Title IV of ERISA. For purposes of this Agreement, “ERISA Affiliate” means any entity (whether or not incorporated) other than Florida or a Florida Subsidiary that, together with Florida or any Florida Subsidiary, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.
(e) Except as set forth on Section 4.17(e) of the Florida Disclosure Letter, neither the execution and delivery of this Agreement or the Separation Agreement by Florida nor the consummation of the transactions contemplated hereunder or thereunder (either alone or in combination with another event) will (i) result in any payment or benefit becoming due to any stockholder, director, officer or employee of Florida or any Florida Subsidiary, (ii) increase the amount of any compensation or benefits otherwise payable to any stockholder, director, officer or employee of Florida or any of the Florida Subsidiaries or (iii) result in the acceleration, vesting or funding of any payments to any director, officer or employee of Florida or the Florida Subsidiaries.
(f) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of Indebtedness) by any current or former employee, officer or director of Florida or any Florida Subsidiary who is a “disqualified individual” within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement or the Separation Agreement.
(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect, each Florida Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in compliance with Section 409A of the Code since January 1, 2005 or its inception (whichever is later), and all applicable regulations and notices issued thereunder. No Florida Benefit Plan provides for the gross-up of any Taxes imposed by Section 4999 or 409A of the Code.
(h) There have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA that are not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Florida Benefit Plan. There is no proceeding (other than routine and uncontested claims for benefits) pending or, to the Knowledge of Florida, threatened, with respect to any Florida Benefit Plan or against the assets of any Florida Benefit Plan.
(i) With respect to each Florida Benefit Plan, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authority is pending or, to the Knowledge of Florida, threatened.
Section 4.18   Labor Matters.
(a) (i) Schedule 4.17(a)(i) lists each material collective bargaining agreement to which Florida or any of the Florida Subsidiaries is a party or otherwise bound, (ii) no labor union or organization, works council or group of employees of Florida or the Florida Subsidiaries has made a pending written demand to Florida for recognition or certification and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the Knowledge of Florida, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect, each of the Florida Entities has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved.
(c) None of the Florida Entities has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Law that remains unsatisfied.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect, (i) none of the Florida Entities is delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid, and (ii) to the Knowledge of Florida, all employees of the Florida Entities are legally permitted to be employed by Florida or any of the Florida Subsidiaries in the jurisdiction in which such employees are employed in their current job capacities.
Section 4.19   Taxes.   Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect:
(a) All Tax Returns required by Law to be filed by Florida or the Florida Subsidiaries have been duly filed or a valid extension has otherwise been obtained.
(b) Neither Florida nor any of the Florida Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock (other than the Distribution or a transaction effected in connection therewith, including the Internal Reorganization) qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(c) Neither Florida nor any of the Florida Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(d) There are no Encumbrances with respect to Taxes on any of the assets of Florida or any of the Florida Subsidiaries, other than Permitted Encumbrances.
(e) Neither Florida nor any of the Florida Subsidiaries has any liability for the Taxes of any Person (other than Florida or the Florida Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).
(f) To the Knowledge of Florida, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.
(g) Other than the representations and warranties set forth in Section 4.17, this Section 4.19 contains the exclusive representations and warranties of Florida with respect to Tax matters.
Section 4.20   Material Contracts.
(a) Section 4.20(a) of the Florida Disclosure Letter lists each of the following Contracts to which Florida or any Florida Subsidiary is a party or by which any of their respective properties or assets are bound (such Contracts being “Florida Material Contracts”) that, in each case, is in effect as of the date of this Agreement:
(i) Contracts for the purchase of products or for the receipt of services, the performance of which will extend over a period of one (1) year or more and which involved consideration or payments by Florida or any Florida Subsidiary in excess of $5,000,000 in the aggregate during the calendar year ended December 31, 2020, or which require consideration or payments by Florida or a Florida Subsidiary in excess of $5,000,000 in the aggregate during any future calendar year;
(ii) Contracts for the furnishing of products or services by Florida or any Florida Subsidiary, the performance of which will extend over a period of one (1) year or more and which involved consideration or payments to Florida or any Florida Subsidiary in excess of $5,000,000 in the aggregate during the calendar year ended December 31, 2020, or which require consideration or payments to Florida or any Florida Subsidiary in excess of $5,000,000 in the aggregate during any future calendar year;
(iii) Contracts concerning the establishment or operation of a partnership, joint venture or other similar entity that is not wholly owned, directly or indirectly, by Florida, but that is material to the business of the Florida Entities, taken as a whole;

(iv) Contracts (A) that (i) involve a settlement, standstill, co-existence, consent to use or similar obligation of Florida or any Florida Subsidiary to any other Person or of any other Person to Florida or any Florida Subsidiary relating to any claim or allegation of infringement, misappropriation or any other violation of Intellectual Property; (ii) grant Florida or any Florida Subsidiary a license to, option to, or right to use or exploit (including by means of a covenant not to sue) Intellectual Property owned or controlled by any other Person that is material to the operation of Florida’s or any Florida Subsidiary’s business or (iii) assign any Florida Intellectual Property developed by any other Person that is material to the operation of Florida’s or any Florida Subsidiary’s business, or (B) under which Florida or any Florida Subsidiary assigns or grants a license to, option to, or right to use or exploit (including by means of a covenant not to sue) any Intellectual Property, except, in each case of the foregoing clauses (A) and (B), (x) Contracts with customers entered into in the ordinary course of business consistent with past practice (other than (i) any such Contracts that are Restrictive Covenant Agreements, (ii) such Contracts the performance of which will extend over a period of one (1) year or more and that have fees greater than $5,000,000 in the aggregate during the calendar year ended December 31, 2020, or which require consideration or payments to Florida or any Florida Subsidiary in excess of $5,000,000 in the aggregate during any future calendar year, or (iii) such Contracts that are entered into on forms of Contract other than Florida’s or any Florida Subsidiary’s standard form of customer Contract, as applicable, without material modification of any provisions relating to any Florida Intellectual Property), (y) off-the-shelf, commercially available and “shrink-wrap” software licenses that have annual or total license fees of less than $5,000,000 in the three (3) years prior to the date hereof and (z) Contracts with former or current employees, independent contractors or consultants (collectively, other than such Contracts excluded under the foregoing clauses (x), (y) and (z), the “Florida IP Contracts”);
(v) the lease agreements, including all lease guaranties, subleases, licenses, easements and agreement for the leasing, use or occupancy, or otherwise granting a right in or relating to each parcel of Florida Leased Real Property that is material to the Gaming Business and/or the Primary Florida Business, taken as a whole (the “Florida Real Property Leases”);
(vi) Contracts for the furnishing of products or services by Florida or any Florida Subsidiary to any Governmental Authority that are material to the business of the Florida Entities, taken as a whole;
(vii) Contracts containing (A) a covenant materially restricting the ability of Florida or any Florida Subsidiary or their respective Affiliates to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers; (B) a provision granting the other party “most favored nation” status or equivalent preferential pricing terms; or (C) a provision granting the other party exclusivity or similar rights in respect of the business of the Florida Entities, taken as a whole;
(viii) indentures, credit agreements, loan agreements and similar instruments pursuant to which Florida or any Florida Subsidiary has or will incur or assume any Indebtedness for borrowed money or has or will guarantee or otherwise become liable for any such Indebtedness of any other Person; and
(ix) material Contracts under which there has been imposed an Encumbrance (other than Permitted Encumbrances) on any of the assets, tangible or intangible, of Florida or any Florida Subsidiary.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect, each Florida Material Contract is valid and binding on the Florida Entities, as applicable, and, to the Knowledge of Florida, the counterparty thereto, and is in full force and effect and enforceable against the Florida Entities, as applicable, subject to the effect of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to or affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity), except insofar as it has expired in accordance with its terms after the date hereof. Neither Florida nor any Florida Subsidiary is in breach of, or default under, nor has Florida or any Florida Subsidiary received any written notice of and no fact, circumstance or condition exists that is or could be a breach or violation of any Florida Material Contract to which it is a party, except for any breaches of, or defaults under, Florida Material Contracts as would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect.
Section 4.21   Environmental Matters.   The Florida Entities are conducting their respective businesses in compliance in all material respects with Environmental Law; (ii) the Florida Entities have obtained, maintain in full force and effect, and are in compliance in all material respects with all Environmental Permits that are necessary to conduct their respective businesses as now conducted or to own, lease or operate their respective assets; (iii) the Florida Entities have not Released any Hazardous Materials that require any Remedial Action pursuant to Environmental Law or that would reasonably be expected to result in a material Liability to Florida or any of the Florida Subsidiaries; and (iv) there is no Action pending or, to the Knowledge of Florida, threatened, against Florida or any of the Florida Subsidiaries that relates to any violation or alleged violation of, or any Liability or alleged Liability under, any Environmental Law that would, individually or in the aggregate, reasonably be expected to result in a material cost or obligation to Florida or any of the Florida Subsidiaries.
Section 4.22   Brokers.   No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of Florida or any of its Subsidiaries, for which SPAC or any of its subsidiaries would be liable.
Section 4.23   Affiliates.   As of the Closing, after taking into account the effects of the Internal Reorganization and the Distribution, except (a) as contemplated by the Separation Agreement (and any other Contract or agreement referenced therein), (b) as set forth on Section 4.23 to the Florida Disclosure Letter and (c) in the case of any employee, officer or director, any employment or indemnification Contract, neither Florida nor the Florida Subsidiaries is a party to any Contract, transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of the Florida Entities, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of Florida or any Florida Subsidiary or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 under the Exchange Act) of any of the foregoing (each of the foregoing, a “Florida Affiliate Agreement”).
Section 4.24   Sufficiency of Assets.   The properties and assets of Florida and the Florida Subsidiaries, immediately after Closing, will include all material property, assets and rights (whether owned, leased or licensed) relating to, used in, dedicated to or otherwise necessary to conduct the Florida Business as currently conducted.
Section 4.25   No Additional Representations and Warranties.   The representations and warranties made by Florida in this ARTICLE IV, the Ancillary Agreements and any statement or certificate contemplated by this Agreement are the exclusive representations and warranties made by Florida. Except for the representations and warranties contained in this ARTICLE IV, the Ancillary Agreements and any statement or certificate contemplated by this Agreement, neither Florida nor any of the Florida Subsidiaries nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Florida or any of the Florida Subsidiaries, to the accuracy or completeness of any information regarding the Florida Entities available to the other parties or their respective Representatives and expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, except for the representations and warranties in the Ancillary Agreements, neither Florida nor any of the Florida Subsidiaries nor any other Person makes or has made any representation or warranty to SPAC or Merger Sub with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Florida or any of the Florida Subsidiaries or (b) any oral or, except for the representations and warranties made by Florida in this ARTICLE IV, the Ancillary Agreements and any statement or certificate contemplated by this Agreement, written information made available to SPAC or Merger Sub in the course of their evaluation of Florida, the negotiation of this Agreement or in the course of the Transactions.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SPAC, SPAC NEWCO AND MERGER SUB
Except as otherwise disclosed or identified in (a) the SPAC SEC Documents filed with or furnished to the SEC prior to the date of this Agreement, but excluding any risk factor disclosure and disclosure of risks included in any “forward looking statements” disclaimer or any other statement included in such SPAC SEC Documents to the extent they are predictive or forward looking in nature; or (b) the SPAC Disclosure Letter, SPAC, SPAC Newco and Merger Sub, jointly and severally, hereby represent and warrant to Florida as follows:
Section 5.01   Organization and Qualification; Subsidiaries.
(a) SPAC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The copies of the organizational documents of SPAC previously delivered by SPAC to Florida are true, correct and complete and are in effect as of the date of this Agreement. SPAC is in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its organizational documents. SPAC is duly licensed or qualified and in good standing (or equivalent status as applicable) as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing (or equivalent status as applicable) has not had or would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.
(b) Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and prior to the Closing Date will have engaged in no other business activities. The copies of the certificate of incorporation and bylaws of Merger Sub that were previously furnished or made available to Florida are true, complete and correct copies of such documents as in effect on the date of this Agreement. Other than Merger Sub, SPAC has no other Subsidiaries or any equity or other interests in any other Person.
(c) SPAC Newco is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas, with all requisite corporate power and authority to enter into this Agreement, to carry on its business as presently conducted and to carry out its obligations hereunder and to consummate the transactions contemplated by this Agreement. SPAC Newco does not have any Subsidiaries or own, directly or indirectly, any capital stock or other equity interests in any Person.
Section 5.02   Due Authorization.
(a) Each of SPAC, SPAC Newco and Merger Sub has all requisite corporate or entity power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and, in the case of SPAC, upon receipt of SPAC Stockholder Approval, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which they are a party by each of SPAC, SPAC Newco and Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized by all requisite action, except for, in the case of SPAC, SPAC Stockholder Approval, and no other corporate or equivalent proceeding on the part of SPAC or Merger Sub is necessary to authorize this Agreement or the Ancillary Agreements or SPAC’s, SPAC Newco’s or Merger Sub’s performance hereunder or thereunder. This Agreement and each Ancillary Agreement has been or will be, duly and validly executed and delivered by each of SPAC, SPAC Newco and Merger Sub (as applicable) and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such ancillary agreement will constitute, a legal, valid and binding obligation of each of SPAC, SPAC Newco and Merger Sub, enforceable against each of SPAC, SPAC Newco and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The affirmative vote of (i) holders of a majority of the outstanding shares of SPAC Class A Common Stock and SPAC Class B Common Stock, voting together as a single class, cast at a special meeting of the SPAC Stockholders (the “Special Meeting”) shall be required to approve the Transaction Proposal and TX Merger, (ii) holders of a majority of the outstanding shares of SPAC Class A Common Stock and SPAC Class B Common Stock, voting together as a single class, cast at the Special Meeting shall be required to approve the NYSE Proposal, (iii) (A) holders of a majority of the outstanding shares of SPAC Class A Common Stock and SPAC Class B Common Stock, voting together as a single class, and (B) holders of a majority of the outstanding shares of SPAC Class B Common Stock, voting separately as a single class, shall be required to approve the Amendment Proposal, and (iv) holders of a majority of the outstanding shares of SPAC Class A Common Stock and SPAC Class B Common Stock, voting together as a single class, cast at the Special Meeting shall be required to approve the SPAC Newco Omnibus Incentive Plan Proposal, in each case, assuming a quorum is present, to approve the Proposals (other than the SPAC Newco Omnibus Incentive Plan Proposal) are the only votes of any of SPAC’s capital stock necessary in connection with the entry into this Agreement by SPAC, and the consummation of the transactions contemplated hereby, including the Closing (the approval by SPAC Stockholders of all of the foregoing, collectively, “SPAC Stockholder Approval”).
(c) At a meeting duly called and held, the SPAC Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of SPAC and its stockholders; (ii) determined that the fair market value of Florida is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) resolved to recommend to SPAC Stockholders the approval of each of the Proposals.
Section 5.03   Capitalization.
(a) As of the date hereof, the authorized capital stock of SPAC consists of (i) 380,000,000 shares of SPAC Class A Common Stock, 20,000,000 of which are issued and outstanding, (ii) 20,000,000 shares of SPAC Class B Common Stock, 5,000,000 of which are issued and outstanding, and (iii) 1,000,000 shares of preferred stock of SPAC, none of which are issued and outstanding. As of the date hereof, (x) 16,000,000 SPAC Warrants are issued and outstanding and (y) no shares of SPAC Common Stock are being held by SPAC in its treasury. All of the issued and outstanding shares of SPAC Common Stock and SPAC Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Code Section 83, except as disclosed in the SPAC SEC Documents with respect to certain SPAC Common Stock held by the Sponsor.
(b) Except for this Agreement, the SPAC Warrants and the Subscription Agreements, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of SPAC Common Stock or the equity interests of SPAC, or any other Contracts to which SPAC is a party or by which SPAC is bound obligating SPAC to issue or sell any shares of capital stock of, other equity interests in or debt securities of, SPAC, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in SPAC. Except as disclosed in the SPAC SEC Documents or the organizational documents of SPAC, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any securities or equity interests of SPAC. There are no outstanding bonds, debentures, notes or other Indebtedness of SPAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the SPAC Stockholders may vote. Except as disclosed in the SPAC SEC Documents, SPAC is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to SPAC Common Stock or any other equity interests of SPAC. SPAC does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person. There are no securities or instruments issued by or to which the SPAC is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the transactions contemplated by the Subscription Agreements that have not been or will not be waived on or prior to the Closing Date.
(c) As of the date hereof, the authorized share capital of Merger Sub consists of 100 shares of common stock, par value $0.0001 per share, all of which are issued and outstanding and beneficially held (and held of record) by SPAC as of the date of this Agreement.
(d) As of the date hereof, the authorized capital stock of SPAC Newco consists of (i) 100 shares of SPAC Newco Class A Common Stock, all of which are issued and outstanding and (ii) 100 shares of SPAC Newco Class B Common Stock, all of which are issued and outstanding. All of the SPAC Newco Common Stock is, and at the Effective Time will be, owned by SPAC, and there are (i) no other shares of capital stock or voting securities of SPAC Newco, (ii) no securities of SPAC Newco convertible into or exchangeable for shares of capital stock or voting securities of SPAC Newco and (iii) no options or other rights to acquire from SPAC Newco, and no obligations of SPAC Newco to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of SPAC Newco. SPAC Newco has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement and the Transactions.
(e) Subject to approval of the Proposals, the shares of SPAC Newco Common Stock to be issued by SPAC Newco in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of SPAC and will be capable of effectively vesting in the Florida Stockholder title to all such securities, free and clear of all Encumbrances (other than Encumbrances arising pursuant to applicable securities Laws).
(f) Except as set forth in the organizational documents of SPAC, the Subscription Agreements, the Registration Rights Agreement and in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which SPAC is a party or by which SPAC is bound with respect to any ownership interests of SPAC.
Section 5.04   No Conflict.   Assuming that all consents, approvals, authorizations and other actions described herein or set forth on Section 5.04 of the SPAC Disclosure Letter have been obtained, all filings and notifications listed in Section 5.05 below or on Section 5.05 of the SPAC Disclosure Letter have been made, any applicable waiting period has expired or been terminated under applicable antitrust Laws, and except as may result from any facts or circumstances relating solely to Florida or its Affiliates, the execution, delivery and performance by SPAC of this Agreement and the Ancillary Agreements does not or will not, as applicable, (a) violate, conflict with, or result in the breach of any provision of the certificate of incorporation or bylaws of SPAC and SPAC Newco; (b) conflict with or violate any Law or Governmental Order applicable to SPAC, SPAC Newco or any Subsidiary of SPAC; (c) conflict with, result in any breach of, constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any SPAC Material Contract or any other Contract to which SPAC, SPAC Newco or any Subsidiary of SPAC is a party or by which any of their respective material properties or assets is bound; or (d) (i) result in the creation or the imposition of (x) any Encumbrance upon any assets of SPAC, SPAC Newco or any of its Subsidiaries (other than a Permitted Encumbrance); or (y) any Encumbrance upon any of the capital stock of SPAC, SPAC Newco or any of its Subsidiaries; or (ii) result in the cancellation, modification, revocation or suspension of any material license or permit, authorization or approval issued or granted by any Governmental Authority in respect of SPAC, SPAC Newco or any of its Subsidiaries, or any of their respective assets, except, in the case of clauses (b) — (d) of this Section 5.04, as would not materially and adversely affect the ability of SPAC or SPAC Newco to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements or that would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.
Section 5.05   Governmental Consents and Approvals.   The execution, delivery and performance by SPAC, SPAC Newco and Merger Sub of this Agreement and the Ancillary Agreements to which it is contemplated to be a party do not require any consent, approval, authorization or other order or declaration of, action by, filing with or notification to, any Governmental Authority, other than (a) compliance with, and filings and clearances, consents, approvals or authorizations under, the HSR Act or any other applicable antitrust, competition, merger control or foreign investment Laws; (b) the filing and recordation of the Certificate of Mergers with the Secretary of State of the State of Texas pursuant to Section 2.02 in connection with the Merger and TX Merger; (c) the filing with the SEC of the Registration Statement and such other compliance with the Exchange Act and the Securities Act as may be required in connection with the transactions contemplated by this Agreement; (d) compliance with the rules and regulations of the NYSE as required in connection with the transactions contemplated by this Agreement; (e) as a result of any facts or circumstances relating solely to Florida or any of its Affiliates; or (f) where the failure to obtain such consent, approval, authorization, order, declaration or action, or to make such filing or notification, would not prevent or materially delay the consummation by SPAC, SPAC Newco or Merger Sub of the transactions contemplated by this Agreement and the Ancillary Agreements or that would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.
Section 5.06   SEC Filings; Financial Information.
(a) SPAC has made available to Florida complete and correct copies of the SPAC SEC Documents. Since August 20, 2020, SPAC has filed with the SEC each report, statement, schedule or registration statement or other filing required by applicable Law to be filed by SPAC at or prior to the time so required. As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each SPAC SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), no SPAC SEC Document filed pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No SPAC SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained (or incorporated by reference) in the SPAC SEC Documents (i) present fairly, in all material respects, the combined financial position of the SPAC Entities as of the dates thereof and the results of operations and cash flows of the SPAC Entities for the periods covered thereby (subject, in the case of unaudited statements, to normal and recurring year-end adjustments that have not had, and would not, individually or in the aggregate, reasonably be expected to have, a SPAC Material Adverse Effect); and (ii) were prepared in accordance with GAAP as applied by SPAC (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC).
(c) SPAC has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to all applicable SPAC SEC Documents. SPAC maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning the SPAC Entities is made known on a timely basis to the individuals responsible for the preparation of SPAC’s SEC filings and other public disclosure documents. As used in this Section 5.06(c), the term “filed” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. Neither SPAC (including any employee thereof) nor SPAC’s independent auditor has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC, (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (iii) any claim or allegation regarding any of the foregoing.
(d) SPAC maintains, and has maintained, a standard system of accounting established and administered in accordance with GAAP applied on a consistent basis. The SPAC Entities maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP applied on a consistent basis and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorizations; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(e) Assuming the accuracy of the representations and warranties of Florida in ARTICLE IV, upon the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, to the Knowledge of SPAC: (i) SPAC will not be insolvent; (ii) SPAC will not be left with unreasonably small capital for the operation of the business in which it is engaged or will be engaged following the Closing; and (iii) SPAC will not have incurred debts or other Liabilities beyond its ability to pay such debts or other Liabilities as they mature.
Section 5.07   Absence of Changes.   Since the date of SPAC or SPAC Newco’s formation, (a) there has not been any change, development, condition, occurrence, event or effect relating to SPAC or SPAC Newco or its Subsidiaries that, individually or in the aggregate, resulted in or would, individually or in the aggregate, reasonably be expected to have SPAC Material Adverse Effect, and (b) except for any COVID-19 Measures or as contemplated by or permitted under this Agreement, the SPAC Entities have conducted their businesses in the ordinary course consistent with past practice in all material respects.
Section 5.08   Litigation.   There are no pending or, to the knowledge of SPAC or SPAC Newco, threatened, Actions and, to the knowledge of SPAC or SPAC Newco, there are no pending or threatened investigations, in each case, against SPAC or SPAC Newco, or otherwise affecting SPAC or SPAC Newco or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC, SPAC Newco or Merger Sub to enter into, perform its obligations under this Agreement and consummate the transactions hereunder. There is no unsatisfied judgment or any open injunction binding upon SPAC or SPAC Newco that could, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.
Section 5.09   Information Supplied.   The information supplied by SPAC in writing specifically for inclusion or incorporation by reference in the Registration Statement and, if applicable, any other filing contemplated by Section 7.01, shall not: (a) (i) with respect to the Registration Statement, at the time the Registration Statement becomes effective under the Securities Act and (ii) with respect to any other filings contemplated by Section 7.01, at the time such other filings are made; (b) at the time of the Special Meeting; or (c) at the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that SPAC makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to SPAC by Florida specifically for inclusion in the Registration Statement. All documents that SPAC is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement and the Ancillary Agreements will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.
Section 5.10   Material Adverse Effect.   Since the date of the latest Quarterly Report on Form 10-Q filed by SPAC with the SEC, there has not been any change, development, condition, occurrence, event or effect relating to SPAC that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a SPAC Material Adverse Effect.

Section 5.11   Compliance with Laws.
(a) Except where the failure to be, or to have been, in compliance with such Laws has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC, SPAC Newco or Merger Sub to enter into or perform its obligations under this Agreement and consummate the transactions hereunder, the SPAC Entities are, and since August 20, 2020 have been, in compliance in all material respects with all applicable Laws. Neither SPAC nor its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law by SPAC or its Subsidiaries at any time since August 20, 2020, which violation would reasonably be expected to have a material adverse effect on the ability of SPAC, SPAC Newco or Merger Sub to enter into or perform its obligations under this Agreement and consummate the transactions hereunder.
(b) Since August 20, 2020, and except where the failure to be, or to have been, in compliance with such Laws has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SPAC, SPAC Newco or Merger Sub to enter into or perform its obligations under this Agreement and consummate the transactions hereunder, (i) there has been no action taken by SPAC, its Subsidiaries, or, to the Knowledge of SPAC, any officer, director, manager, employee, agent or Representative of SPAC or its Subsidiaries, in each case, acting on behalf of SPAC or its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither SPAC nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither SPAC nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither SPAC nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.
Section 5.12   Title to Property.   Except as set forth on Section 5.12 of the SPAC Disclosure Letter, neither SPAC nor any of its Subsidiaries (a) owns or leases any real or personal property or (b) is a party to any agreement or option to purchase any real property, personal property or other material interest therein.
Section 5.13   Employee Benefit Matters.   Except as may be contemplated by the SPAC Newco Omnibus Incentive Plan Proposal, neither SPAC nor any of its Subsidiaries maintains, contributes to or has any obligation or liability, or could reasonably be expected to have any obligation or liability, under, any “employee benefit plan” as defined in Section 3(3) of ERISA or any other material, written plan, policy, program, arrangement or agreement (other than standard employment agreements that can be terminated at any time without severance or termination pay and upon notice of not more than 60 days or such longer period as may be required by applicable Law) providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements, but not including any plan, policy, program, arrangement or agreement that covers only former directors, officers, employees, independent contractors and service providers and with respect to which SPAC or any of its Subsidiaries has no remaining obligations or liabilities (collectively, the “SPAC Benefit Plans”) and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) result in any material compensatory payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director, officer or employee of SPAC or any of its Subsidiaries, or (ii) result in the acceleration, vesting or creation of any rights of any stockholder, director, officer or employee of SPAC or any of its Subsidiaries to payments or benefits or increases in any existing payments or benefits or any loan forgiveness.
Section 5.14   Taxes.   Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect,

(a) All Tax Returns required by Law to be filed by SPAC and SPAC Newco have been duly filed or a valid extension has otherwise been obtained.
(b) All Taxes owed by SPAC and SPAC Newco have been timely paid.
(c) Neither SPAC nor SPAC Newco is currently engaged in any audit or judicial proceeding with a Governmental Authority with respect to Taxes. Neither SPAC nor SPAC Newco has received any written notice from a Governmental Authority of a proposed deficiency of Taxes other than any such deficiencies that have since been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of SPAC or SPAC Newco, and no written request for any such waiver or extension is currently pending.
(d) Neither SPAC or SPAC Newco, nor any predecessor of the foregoing has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock (other than the Distribution or a transaction effected in connection therewith, including the Internal Reorganization) qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(e) Neither SPAC nor SPAC Newco has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(f) Neither SPAC nor SPAC Newco has any liability for the Taxes of any Person (other than Florida or the Florida Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).
(g) SPAC and SPAC Newco are classified as corporations for U.S. federal income tax purposes.
(h) To the Knowledge of SPAC and SPAC Newco, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.
(i) This Section 5.14 contains the exclusive representations and warranties of SPAC with respect to Tax matters.
Section 5.15   SPAC Material Contracts.
(a) Section 5.15(a) of the SPAC Disclosure Letter contains a listing of every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements, this Agreement and the Subscription Agreements) to which, as of the date of this Agreement, SPAC or any of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies of the Contracts listed on Section 5.15(a) of the SPAC Disclosure Letter have been delivered to or made available to Florida or its agents or Representatives.
(b) Each Contract of a type required to be listed on Section 5.15(a) of the SPAC Disclosure Letter, whether or not set forth on Section 5.15(a) of the SPAC Disclosure Letter, was entered into at arm’s length and in the ordinary course of business consistent with past practice. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 5.15(a), whether or not set forth on Section 5.15(a) of the SPAC Disclosure Letter, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the SPAC or any of its Subsidiaries to the extent a party thereto and, to the Knowledge of SPAC, represent the legal, valid and binding obligations of the other parties thereto, and, to the Knowledge of SPAC, are enforceable by SPAC or any of its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) neither SPAC nor any of its Subsidiaries nor, to the Knowledge of SPAC, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since August 20, 2020, neither SPAC nor any of its Subsidiaries has received any written or, to the Knowledge of SPAC, oral claim or notice of material breach of or material default under any such Contract, (iv) to the Knowledge of SPAC, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by SPAC or any of its Subsidiaries to the extent a party thereto or, to the Knowledge of SPAC, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since August 20, 2020 through the date hereof, neither SPAC nor any of its Subsidiaries has received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.
Section 5.16   Valid Issuance.   The shares of SPAC Newco Class A Common Stock and SPAC Newco Class B Common Stock issuable as Merger Consideration, when issued, sold and delivered pursuant to the SPAC Newco A&R Charter as well as in accordance with the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable and will be issued free and clear of any Encumbrances (other than such Encumbrances as contemplated under this Agreement, the Lockup Agreements and the Stockholders Agreement or created by the SPAC Newco A&R Charter or applicable securities Laws) or any preemptive rights.
Section 5.17   No Shareholder Rights Plan; No Antitakeover Law.   As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar domestic or foreign Law applies with respect to SPAC or any of its Subsidiaries in connection with this Agreement, the Merger, the issuance of the Merger Consideration or any of the other transactions contemplated hereby. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which SPAC or any of its Subsidiaries is subject, party or otherwise bound.
Section 5.18   Financial Ability; Trust Account.
(a) As of the date hereof, there is at least two hundred million dollars ($200,000,000) held in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated August 20, 2020, by and between SPAC and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC and, to the Knowledge of SPAC, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the Knowledge of SPAC, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. To the Knowledge of SPAC, there are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SPAC SEC Documents to be inaccurate or (ii) entitle any Person (other than any SPAC Stockholder who is a Redeeming Stockholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the organizational documents of SPAC and SPAC’s final prospectus dated August 20, 2020 filed with the SEC on August 21, 2020. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the Knowledge of SPAC, threatened with respect to the Trust Account. Since August 20, 2020, SPAC has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of SPAC to dissolve or liquidate pursuant to the organizational documents of SPAC shall terminate, and, as of the Effective Time, SPAC shall have no obligation whatsoever pursuant to the organizational documents of SPAC to dissolve and liquidate the assets of SPAC by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no SPAC Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such SPAC Stockholder is a Redeeming Stockholder.
(b) As of the date hereof, assuming the accuracy of the representations and warranties of Florida herein and the compliance by Florida with its respective obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date, subject to the right of the SPAC Stockholders to redeem their SPAC Class A Common Stock for cash in connection with the transactions contemplated hereby and in accordance with the organizational documents of SPAC.
(c) As of the date hereof, SPAC does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.
Section 5.19   Business Activities.
(a) Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the organizational documents of SPAC, there is no agreement, commitment or Governmental Order binding upon SPAC or to which SPAC is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of SPAC, SPAC Newco or Merger Sub to enter into, perform its obligations under this Agreement and consummate the transactions hereunder.
(b) SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, SPAC has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.
(c) Except for (i) this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 6.02) and (ii) with respect to fees and expenses of SPAC’s legal, financial and other advisors, SPAC is not, and at no time has been, party to any Contract with any other Person that would require payments by SPAC in excess of one hundred thousand dollars ($100,000) monthly, two million dollars ($2,000,000) in the aggregate with respect to any individual Contract or more than three million dollars ($3,000,000) in the aggregate when taken together with all other Contracts with such Person (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 6.02)).
(d) There is no liability, debt or obligation against SPAC or its Subsidiaries, except for liabilities and obligations (i) reflected or reserved for on SPAC’s consolidated balance sheet for the quarterly period ended September 30, 2020 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to the SPAC Entities, taken as a whole) or (ii) that have arisen since the date of SPAC’s consolidated balance sheet for the quarterly period September 30, 2020 in the ordinary course of the operation of business of the SPAC Entities consistent with past practice (other than any such liabilities as are not and would not be, in the aggregate, material to the SPAC Entities, taken as a whole).
(e) Since its organization, neither Merger Sub nor SPAC Newco has conducted any business activities other than activities directed toward the accomplishment of the Merger and/or TX Merger. Except as set forth in Merger Sub or SPAC Newco’s organizational documents, there is no agreement, commitment, or Governmental Order binding upon Merger Sub or SPAC Newco or to which Merger

Sub or SPAC Newco is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or SPAC Newco or any acquisition of property by Merger Sub or SPAC Newco or the conduct of business by Merger Sub or SPAC Newco as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Merger Sub or SPAC Newco to enter into and perform its obligations under this Agreement.
(f) Merger Sub or SPAC Newco does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.
(g) (i) Since the date of SPAC’s formation, there has not been any change, development, condition, occurrence, event or effect relating to the SPAC or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a material adverse effect on the ability of SPAC or Merger Sub to enter into, perform its obligations under this Agreement and consummate the transactions hereunder and (ii) from September 30, 2020 through the date of this Agreement, the SPAC Entities have not taken any action that (A) would require the consent of Florida pursuant to Section 6.02 if such action had been taken after the date hereof or (B) is material to the SPAC Entities, taken as a whole.
(h) None of SPAC, SPAC Newco or Merger Sub or any of their respective Subsidiaries or Associates has an interest of five percent (5%) or greater in an entity that competes with Florida or any of its Subsidiaries in the gaming and casino industry. For purposes of this Section 5.19(h), “Associate” is defined pursuant to 16 C.F.R. § 801.1(d)(2).
Section 5.20   No Discussions.   Other than discussions and negotiations relating to the Transactions and discussions with Florida and its Affiliates and Representatives with respect to the Transactions, SPAC, SPAC Newco and Merger Sub are not actively pursuing with any other Person (each a “Third Party Target”): (a) a sale or exclusive license of all or substantially all of any Third Party Target’s assets to SPAC, SPAC Newco or Merger Sub; (b) any merger, consolidation or other business combination transaction with respect to any Third Party Target; or (c) the direct or indirect acquisition (including by way of a tender or exchange offer) by SPAC, SPAC Newco or Merger Sub of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of capital stock of any Third Party Target.
Section 5.21   No Outside Reliance.   Notwithstanding anything contained in this ARTICLE V or any other provision hereof, SPAC and its Affiliates and any of its and their respective directors, officers, employees, stockholders, partners, members or Representatives, acknowledge and agree that SPAC has made its own investigation of Florida and that neither Florida nor any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by Florida in ARTICLE IV or any certificate delivered in accordance with Section 8.02(a), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Florida or the Florida Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Florida Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by SPAC or its Representatives) or reviewed by SPAC pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to SPAC or any of its Affiliates, agents or Representatives are not and will not be deemed to be representations or warranties of Florida, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in ARTICLE IV or any certificate delivered in accordance with Section 8.02(a). Except as otherwise expressly set forth in this Agreement, SPAC understands and agrees that any assets, properties and business of the Florida Entities are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in ARTICLE IV or any certificate delivered in accordance with Section 8.02(a), with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.22   NYSE Market Quotation.   The issued and outstanding shares of SPAC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “FST.” SPAC is in compliance in all material respects with the rules of the NYSE and there is no action or proceeding pending or, to the knowledge of SPAC, threatened against SPAC by the NYSE, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the SPAC Class A Common Stock or terminate the listing of SPAC Class A Common Stock on the NYSE. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Class A Common Stock or SPAC Warrants under the Exchange Act except as contemplated by this Agreement.
Section 5.23   Investment Company Act.   Neither SPAC nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
Section 5.24   Affiliate Agreements.   Except as set forth on Section 5.24 of the SPAC Disclosure Letter, neither SPAC nor any of its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of any of SPAC or any of its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of SPAC or any of its Subsidiaries or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “SPAC Affiliate Agreement”).
Section 5.25   PIPE Investment Amount; Subscription Agreements.   SPAC has delivered to Florida true, correct and complete copies of each of the Subscription Agreements that have been executed as of the date hereof pursuant to which the Subscribers party thereto have committed, subject to the terms and conditions therein, to purchase shares of SPAC Class A Common Stock for cash or the retirement of Indebtedness of Florida in the aggregate for an aggregate amount equal to $1,240,000,000 (such amount together with amounts committed pursuant to Subscription Agreements executed after the date hereof, the “PIPE Investment Amount”). Each of the Subscription Agreements executed as of the date hereof are in full force and effect and are legal, valid and binding upon SPAC and the Subscribers party thereto, enforceable in accordance with their terms. None of the Subscription Agreements executed as of the date hereof have been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the knowledge of SPAC, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in the Subscription Agreements executed as of the date hereof have not been withdrawn, terminated or rescinded by the Subscribers party thereto in any respect. As of the date hereof, there are no side letters or Contracts to which SPAC, SPAC Newco or Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by the Subscription Agreements executed as of the date hereof or the transactions contemplated hereby other than as expressly set forth in this Agreement, the Subscription Agreements executed as of the date hereof or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to Florida. SPAC has fully paid any and all commitment fees or other fees required in connection with the Subscription Agreements executed as of the date hereof that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Subscription Agreements executed as of the date hereof. SPAC has, and to the Knowledge of SPAC, the Subscribers that have executed Subscription Agreements as of the date hereof have, complied with all of its obligations under the Subscription Agreements executed as of the date hereof. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Subscription Agreements executed as of the date hereof, other than as expressly set forth in the Subscription Agreements executed as of the date hereof. To the Knowledge of SPAC, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of SPAC or the Subscribers party to Subscription Agreements executed as of the date hereof, (ii) assuming the conditions set forth in Section 8.01 and Section 8.02 will be satisfied, constitute a failure to satisfy a condition on the part of SPAC or the Subscriber party to a Subscription Agreement executed as of the date or (iii) assuming the conditions set forth in Section 8.01 and Section 8.02 will be satisfied result in any portion of the amounts to be paid by the Subscribers in accordance with the Subscription Agreements executed as of the date hereof being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 8.01 and Section 8.02 will be satisfied, SPAC has no reason to believe that any of the conditions to the consummation of the purchases under the Subscription Agreements executed as of the date hereof will not be satisfied, and, as of the date hereof, SPAC is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.
Section 5.26   Brokers.   No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of SPAC or any of its Subsidiaries for which any of the Florida Entities would be liable.
Section 5.27   No Additional Representations and Warranties.   The representations and warranties made by SPAC, SPAC Newco and Merger Sub in this ARTICLE V, the Ancillary Agreements and any statement or certificate contemplated by this Agreement are the exclusive representations and warranties made by SPAC and Merger Sub. Except for the representations and warranties contained in this ARTICLE V, the Ancillary Agreements and any statement or certificate contemplated by this Agreement, neither SPAC, SPAC Newco nor Merger Sub nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of SPAC, SPAC Newco or Merger Sub, to the accuracy or completeness of any information regarding SPAC, SPAC Newco or Merger Sub available to the other parties or their respective Representatives and expressly disclaim any such other representations or warranties. In particular, without limiting the foregoing, neither SPAC, SPAC Newco nor Merger Sub nor any other Person makes or has made any representation or warranty to Florida with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to SPAC, SPAC Newco or Merger Sub or (b) any oral or, except for the representations and warranties made by SPAC, SPAC Newco and Merger Sub in this ARTICLE V, the Ancillary Agreements and any statement or certificate contemplated by this Agreement, written information made available to the Florida in the course of its evaluation of SPAC, SPAC Newco and Merger Sub, the negotiation of this Agreement or in the course of the Transactions.
ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGER
Section 6.01   Conduct of Florida Business Pending the Merger.
(a) Except as set forth on Section 6.01 of the Florida Disclosure Letter, as expressly contemplated by this Agreement or the Ancillary Agreements, as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), from the date of this Agreement and until the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 9.01 (the “Interim Period”), Florida shall, and shall cause the Florida Subsidiaries to, (i) use its commercially reasonable efforts to conduct and operate its business in the ordinary course consistent with past practice, (ii) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of the Florida Entities, and maintain the existing relations and goodwill of the Florida Entities with customers, suppliers, joint venture partners, distributors and creditors of the Florida Entities, (iii) use commercially reasonable efforts to keep available the services of their present officers, and (iv) use commercially reasonable efforts to maintain all insurance policies of the Florida Entities or substitutes therefor; provided, that, in the case of each of the preceding clauses (i)-(iv), during any period of full or partial suspension of operations related to the coronavirus (COVID-19) pandemic, Florida may, in connection with the coronavirus (COVID-19) pandemic, take such actions as are reasonably necessary (A) to protect the health and safety of Florida’s and the Florida Subsidiaries’ employees and other individuals having business dealings with Florida or the Florida Subsidiaries or (B) to respond to third-party supply or service disruptions caused by the coronavirus (COVID-19) pandemic, including, but not limited to any reasonable actions and omissions taken as a result of COVID-19 and the COVID-19 Measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to the coronavirus (COVID-19) pandemic shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.01 and not be considered a breach of this Section 6.01; provided, further, that following any such suspension, to the extent that Florida or any of the Florida Subsidiaries took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business consistent with past practice, to resume conducting its business in the ordinary course of business consistent with past practice in all material respects as soon as reasonably practicable.
(b) Without limiting the generality of the foregoing, except as set forth on Section 6.01 of the Florida Disclosure Letter, as expressly contemplated by this Agreement or the Ancillary Agreements, as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), Florida shall not, and Florida shall cause the Florida Subsidiaries not to, during the Interim Period:
(i) effect a material amendment to or restatement of the certificate of incorporation or bylaws (or similar organizational documents) of Florida or any of the Florida Subsidiaries;
(ii) enter into any material new line of business outside of the business currently conducted by the Florida Entities as of the date of this Agreement (it being understood that this Section 6.01(b)(ii) shall not restrict the Florida Entities from extending its business into new geographies);
(iii) sell, transfer, license, sublicense, covenant not to assert, lease, pledge or otherwise encumber or subject to any Encumbrance, abandon, cancel, let lapse or convey or dispose of any assets, properties or business of the Florida Entities (including Florida Intellectual Property and IT Assets), except for (i) dispositions of obsolete or worthless assets, (ii) sales of tangible inventory in the ordinary course of business and (iii) sales, abandonment, lapses of tangible assets or tangible items or tangible materials in an amount not in excess of $5,000,000 in the aggregate, other than (1) Permitted Encumbrances or (2) pledges and encumbrances on property and assets in the ordinary course of business and that would not, individually or in the aggregate, reasonably be expected to have a Florida Material Adverse Effect;
(iv) (a) effect any recapitalization, reclassification, split or other change in its capitalization, (b) authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock or (c) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;
(v) sell, transfer, pledge, encumber or dispose of any Georgia Class B Shares or any portion of the Louisiana Class B Membership Interests;
(vi) (i) fail to maintain its existence; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Florida or any of the Florida Subsidiaries (other than the transactions contemplated by this Agreement, including the Internal Reorganization), as a result of which Florida or such Florida Subsidiary does not continue as the surviving entity;
(vii) change any method of accounting or accounting practice or policy used by Florida or the Florida Subsidiaries, other than such changes as are required by GAAP or a Governmental Authority;
(viii) fail to implement the Internal Reorganization consistent with its Steps Plan (as defined in the Separation Agreement), except as otherwise permitted under the terms of the Separation Agreement;
(ix) fail to take any action required to maintain any of its material insurance policies in force (except: (i) substitution of an insurance policy by an insurance policy with a substantially similar coverage, or (ii) if such policy covers any asset or matter that has been disposed or is no longer subsisting or applicable) or knowingly do anything to make any such policy of insurance void or voidable;

(x) enter into any Florida Affiliate Agreement, except as set forth in Section 6.01(b)(x) of the Florida Disclosure Letter, the Separation Agreement and any agreement contemplated thereby; or
(xi) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.
Section 6.02   Conduct of SPAC Business Pending the Merger.
(a) During the Interim Period, except as set forth on Section 6.02 of the SPAC Disclosure Letter, as expressly contemplated by this Agreement or the Ancillary Agreements, as consented to by Florida in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), SPAC shall not, shall not permit any of its Subsidiaries to:
(i) change, modify or amend the Trust Agreement, the organizational documents of SPAC, the organizational documents of SPAC Newco, or the organizational documents of Merger Sub;
(ii) (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (B) split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or (C) other than the redemption of any shares of SPAC Class A Common Stock required by the Offer or as otherwise required by the organizational documents of SPAC in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, SPAC;
(iii) (a) effect any recapitalization, reclassification, split or other change in its capitalization, (b) authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock or (c) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;
(iv) (i) fail to maintain its existence; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of SPAC or its Subsidiaries (other than the transactions contemplated by this Agreement);
(v) change any method of accounting or accounting practice or policy used by the SPAC Entities, other than such changes as are required by GAAP or a Governmental Authority; or
(vi) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.
(b) During the Interim Period, SPAC shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, the organizational documents of SPAC, the Trust Agreement and all other agreements or Contracts to which SPAC or its Subsidiaries may be a party.
ARTICLE VII
ADDITIONAL AGREEMENTS
Section 7.01   Registration Statement; Special Meeting; SPAC Stockholder Approval.
(a) As promptly as practicable following the date of this Agreement (but in any event no later March 31, 2021), Florida Corp. shall provide to SPAC (i) the audited consolidated balance sheet of Florida as of December 31, 2018, December 31, 2019 and December 31, 2020, and the related audited consolidated statements of income and comprehensive loss, cash flows and stockholders’ equity of Florida for such years prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, each audited in accordance with the auditing standards of the PCAOB, (ii) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K with respect to the periods described in the foregoing periods and (iii) any unaudited consolidated balance sheets and the related audited consolidated statements of income and comprehensive loss, cash flows and stockholders’ equity of Florida that may be required to be included in the Registration Statement.
(b) As promptly as reasonably practicable following the date hereof, to the extent such filings are required by applicable Law in connection with the transactions contemplated by this Agreement: Florida, SPAC, SPAC Newco and Merger Sub shall jointly prepare, and SPAC shall file with the SEC, a Registration Statement in connection with the registration under the Securities Act of the shares of SPAC Newco Class A Common Stock and the proxy statement/prospectus as part of the Registration Statement and sent to the SPAC stockholders for SPAC Stockholder Approval in connection with the Special Meeting. Each of Florida, SPAC, SPAC Newco and Merger Sub shall use its reasonable best efforts to cause the Registration Statement to comply with the rules and regulations promulgated by the SEC. Each of SPAC and Florida shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement. SPAC shall use its reasonable best efforts to cause the proxy statement/prospectus included in the Registration Statement to be mailed to the holders of SPAC Common Stock as promptly as practicable after the Registration Statement is declared effective under the Securities Act.
(c) Each of SPAC and Florida shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If SPAC or Florida becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) SPAC, on the one hand, and Florida, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. SPAC and Florida shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of SPAC Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the organizational documents of SPAC. SPAC and Florida shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that SPAC receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.
(d) SPAC agrees to include provisions in the Registration Statement and to take reasonable action related thereto, with respect to (i) Merger and the adoption and approval of this Agreement (the “Transaction Proposal”), (ii) approval of the TX Merger, (iii) adoption and approval of the SPAC Newco A&R Charter in connection with the TX Merger (the “Amendment Proposal”) and each change to the SPAC Newco A&R Charter that is required to be separately approved, (iii) to the extent required by the NYSE listing rules, approval of the issuance of the Merger Consideration and the SPAC Class A Common Stock to be issued pursuant to the Subscription Agreements (the “NYSE Proposal”), (iv) the approval and adoption of the SPAC Newco Omnibus Incentive Plan (the “SPAC Newco Omnibus Incentive Plan Proposal”), (v) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals and (vi) approval of any other proposals reasonably agreed by SPAC and Florida to be necessary or appropriate in connection with the transaction contemplated hereby (the “Additional Proposal” and together with the Transaction Proposal, TX Merger, the Amendment Proposal, the NYSE Proposal and the SPAC Newco Omnibus Incentive Plan Proposal, the “Proposals”). Without the prior written consent of Florida, the Proposals shall be the only matters (other than procedural matters) which SPAC shall propose to be acted on by the SPAC Stockholders at the Special Meeting.
(e) SPAC shall use reasonable best efforts to, as promptly as practicable after the Registration Statement is declared effective under the Securities Act (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL for the purpose of obtaining SPAC Stockholder Approval, (ii) cause the proxy statement/prospectus included in the Registration Statement to be disseminated to SPAC’s stockholders in compliance with applicable Law and (iii) solicit proxies from the holders of SPAC Common Stock to vote in favor of each of the Proposals. SPAC shall, through the SPAC Board, recommend to the SPAC Stockholders that they approve the Proposals (the “SPAC Board Recommendation”) and shall include the SPAC Board Recommendation in such proxy statement/prospectus, subject to the provisions of this Section 7.01(e). Notwithstanding the foregoing provisions of this Section 7.01(e), (i) if on a date for which the Special Meeting is scheduled, SPAC has not received proxies representing a sufficient number of shares of SPAC Common Stock to obtain SPAC Stockholder Approval, whether or not a quorum is present, or (ii) if, as of the time for which the Special Meeting is originally scheduled, there are insufficient SPAC Common Stockholders to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting, SPAC shall have the right to make one or more successive postponements or adjournments of the Special Meeting. SPAC shall solicit from the SPAC Stockholders proxies in favor of SPAC Stockholder Approval and shall take all other action reasonably necessary or advisable to secure SPAC Stockholder Approval. SPAC agrees that it shall not, prior to the termination of this Agreement, submit to a vote of the SPAC Stockholders any Competing Transaction.
Section 7.02   No Solicitation of Transactions.
(a) From the date of this Agreement until the earlier of (x) the Closing Date or (y) the date on which this Agreement is terminated, other than in connection with the Transactions, SPAC agrees that it shall not, and shall cause each of its Subsidiaries to not, authorize or (to the extent within its control) permit any of its directors, officers, employees, agents or Representatives (including investment bankers, attorneys and accountants), to, directly or indirectly, (i) initiate, solicit, facilitate, consider, make or encourage or otherwise facilitate the making of any offers or proposals related to, a Competing Transaction, (ii) enter into, engage in or continue any discussions or negotiations with respect to a Competing Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to a Competing Transaction, or (iii) enter into any agreement relating to a Competing Transaction. SPAC shall promptly (and in any event within one (1) Business Day) notify Florida orally and in writing after becoming aware of any submissions, proposals, offers or inquiries made with respect to a Competing Transaction. SPAC and its officers and directors shall, and shall instruct and cause its Representatives to, immediately cease and terminate all discussions and negotiations with any Person that may be ongoing with respect to a possible Competing Transaction, other than with respect to the Transactions.
(b) From the date of this Agreement until the earlier of (x) the Closing Date or (y) the date on which this Agreement is terminated, other than in connection with the Transactions, Florida agrees that it shall not, and shall cause each of its Subsidiaries to not, authorize or (to the extent within its control) permit any of its directors, officers, employees, agents or Representatives (including investment bankers, attorneys and accountants), to, directly or indirectly, (i) initiate, solicit, facilitate, consider, make or encourage or otherwise facilitate the making of any offers or proposals related to, an Acquisition Proposal, (ii) enter into, engage in or continue any discussions or negotiations with respect to an Acquisition Proposal with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Acquisition Proposal, or (iii) enter into any agreement relating to an Acquisition Proposal. Florida shall promptly (and in any event within one (1) Business Day) notify SPAC orally and in writing after becoming aware of any submissions, proposals, offers or inquiries made with respect to an Acquisition Proposal. Florida and its officers and directors shall, and shall instruct and cause its Representatives to, immediately cease and terminate all discussions and negotiations with any Person that may be ongoing with respect to a possible Acquisition Proposal, other than with respect to the Transactions.
Section 7.03   Access to Information.
(a) Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Florida or the Florida Subsidiaries by third parties that may be in Florida’s or the Florida Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of Florida or the negotiation of this Agreement and the transactions contemplated hereby or (y) in the judgment of legal counsel of Florida would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Florida or any of the Florida Subsidiaries is bound, Florida shall, and shall cause the Florida Subsidiaries to, afford to SPAC and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Florida Entities, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of the Florida Entities, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Florida Entities that are in the possession of the Florida Entities as such Representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of Florida or the Florida Subsidiaries without the prior written consent of Florida. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by SPAC and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.
(b) Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to SPAC or its Subsidiaries by third parties that may be in SPAC’s or its Subsidiaries’ possession from time to time, and except for any information which (x) relates to the negotiation of this Agreement and the transactions contemplated hereby or (y) in the judgment of legal counsel of SPAC would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which SPAC or any of its Subsidiaries is bound, SPAC shall afford to Florida, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of SPAC, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of SPAC, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of SPAC that are in the possession of SPAC as such Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Florida, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.
Section 7.04   Directors’ and Officers’ Indemnification.
(a) From and after the Effective Time, SPAC Newco agrees that it shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each present and former directors, officers and employees of SPAC, SPAC Newco or any Florida Subsidiary against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that SPAC, SPAC Newco, Florida or any of the Florida Subsidiaries, as the case may be, would have been permitted under their applicable certificate of incorporation and bylaws in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under such certificate of incorporation and bylaws). SPAC Newco shall and shall cause SPAC and the Florida Subsidiaries (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective certificate of incorporation and bylaws (or similar organizational documents) concerning the indemnification and exculpation (including provisions relating to expense advancement) of SPAC, SPAC Newco and the Florida Subsidiaries’ respective former and current officers, directors, employees and agents that are no less favorable to those Persons than the provisions of the certificate of incorporation and bylaws of SPAC, SPAC Newco and the Florida Subsidiaries, as applicable, in each case, as of the date hereof and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) SPAC Newco shall procure (i) a prepaid, non-cancelable six (6)-year “tail” policy commencing on the Closing Date containing terms not less favorable than the terms of directors’ and officers’ liability insurance covering those Persons who are currently covered by the directors’ and officers’ liability insurance policies of SPAC and/or Florida or any of the Florida Subsidiaries with respect to matters existing or occurring at or prior to the Effective Time or (ii) an endorsement under SPAC Newco’s existing directors’ and officers’ liability insurance policy to provide such coverage. If any claim is asserted or made within such six (6)-year period, then any insurance required to be maintained under this Section 7.04 shall be continued in respect of such claim until the final disposition thereof.
(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.04 shall survive the consummation of the transactions contemplated hereby and shall be binding, jointly and severally, on all successors and assigns of SPAC Newco, the Surviving Corporation and LLC Sub and are intended to be for the benefit of, and will be enforceable by, each present and former director and officer of SPAC, any Florida Subsidiary and his or her heirs and Representatives. In the event that SPAC Newco, the Surviving Corporation or LLC Sub or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of SPAC Newco, the Surviving Corporation or LLC Sub, as the case may be, shall succeed to the obligations set forth in this Section 7.04.
Section 7.05   Regulatory and Other Authorizations; Notices and Consents.
(a) Prior to the Effective Time, each party hereto shall, and shall cause its Affiliates to, use reasonable best efforts to (i) promptly obtain all authorizations, clearances, consents, Gaming Approvals, orders and approvals of all Governmental Authorities that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements; (ii) cooperate fully with the other parties in promptly seeking to obtain all such authorizations, clearances, consents, Gaming Approvals, orders and approvals; and (iii) provide such other information and documents to any Governmental Authority as such Governmental Authority may reasonably request in connection herewith. SPAC shall pay (x) all applicable filing or notice fees required in connection with any notice or filing made with any Governmental Authority pursuant to this Section 7.05 and (y) all filing fees under the HSR Act and any other applicable antitrust, competition, merger control or foreign investment Laws with respect to the transactions contemplated by this Agreement and the Ancillary Agreements.
(b) Each party hereto agrees to, and shall cause its respective Affiliates to, make promptly, and no later than ten (10) Business Days after the date hereof unless mutually agreed otherwise by the parties, its respective filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and the Ancillary Agreements. Each party further agrees that it will supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Each party hereto agrees to, and shall cause its respective Affiliates to, make as promptly as practicable its respective filings and notifications, if any, under any other applicable antitrust, competition, merger control or foreign investment Law and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the applicable antitrust, competition, merger control or foreign investment Law.
(c) Without limiting the generality of the parties’ undertakings pursuant to Section 7.05(a) and (b), and notwithstanding anything in this Agreement to the contrary, SPAC shall, and shall cause each of its Affiliates to, use reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition, merger control or foreign investment Law that may be asserted by any Governmental Authority or any other Person so as to enable the parties hereto to close the transactions contemplated hereby and by the Ancillary Agreements as promptly as practicable, and in any event prior to the Termination Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, the sale, divestiture or disposition of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto, and the entrance into such other arrangements, as are necessary or advisable in order to avoid the entry of, or the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Governmental Order in any Action, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby and by the Ancillary Agreements (“Antitrust Remedial Actions”); provided that the effectiveness of such Antitrust Remedial Action shall be contingent on the consummation of the Merger. In addition, SPAC shall, and shall cause its Affiliates to, defend through litigation on the merits and appeals any Action by any Governmental Authority or other Person in order to avoid entry of, or to have vacated or terminated, any Governmental Order (whether temporary, preliminary or permanent) that would materially delay or prevent the Closing prior to the Termination Date.
(d) Each party hereto shall promptly notify the other parties hereto of any communication it or any of its Representatives receives from the SEC, the United States Department of Justice or the Federal Trade Commission primarily relating to the Merger and permit the other parties to review in advance and provide comments (which shall be considered in good faith) on any proposed substantive communication by such party to any such Governmental Authority. None of the parties hereto shall agree to participate in any substantive meeting or teleconference with the SEC, the United States Department of Justice or the Federal Trade Commission in respect of any filings or investigation (including any settlement of an investigation) primarily relating to the Merger unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting or teleconference. Each party hereto shall, and shall cause its Representatives to, coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties hereto may reasonably request in connection with the foregoing and in seeking the expiration or termination of any applicable waiting periods, including under the HSR Act. Each party hereto shall, and shall cause its Representatives to, provide each other with copies of all material correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to the Merger; provided, however, that materials may be redacted (i) as necessary to comply with contractual requirements or applicable Law; and (ii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.
Section 7.06   Tax Matters.
(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations sections 1.368-2(g) and 1.368-3 and the parties hereto hereby adopt it as such. From and after the date of this Agreement, each party hereto shall use its reasonable best efforts to ensure the transactions contemplated by this Agreement and the Ancillary Agreements are treated consistent with the Intended Tax Treatment, and will not knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Intended Tax Treatment.
(b) SPAC and Florida shall cooperate and use their respective reasonable best efforts in order for (i) Florida to obtain the opinion of Latham & Watkins LLP (“Florida Merger Tax Counsel”), substantially in form and substance as set forth in Section 7.06(b) of the Florida Disclosure Letter, dated as of the Closing Date to the effect that, on the basis of the facts and representations and assumptions set forth or referred to in such opinion and the Tax Representation Letters and on the assumption that the conclusion in clause (ii) of this Section 7.06(b) is correct, for U.S. federal income Tax purposes the Merger, taken together with the LLC Sub Merger, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (“Florida Merger Tax Opinion”); and (ii) Florida to obtain the opinion of Florida Merger Tax Counsel or PricewaterhouseCoopers LLP (“Florida Distribution Tax Counsel”), in form and substance reasonably acceptable to Florida, dated as of the Closing Date, on the basis of the facts and representations and assumptions set forth or referred to in such opinion and the Tax Representation Letters, that (A) the Internal Contribution, taken together with the Distribution, more likely than not will constitute a reorganization within the meaning of Section 368(a) of the Code, (B) the Distribution more likely than not will qualify as a distribution to Florida’s shareholders pursuant to Sections 355 of the Code, (C) the Internal Split-Off Contribution, taken together with the Split-Off, more likely than not will qualify as a reorganization within the meaning of Section 368(a) of the Code and (D) the Split-Off more likely than not will qualify as a distribution under Section 355 of the Code (the “Florida Distribution Tax Opinions,” and together with the Florida Merger Tax Opinion, and any Tax opinions required to be filed with the SEC in connection with the filing of the Registration Statement, the “Florida Tax Opinions”).
(c) As a condition precedent to the rendering of the Florida Tax Opinions, SPAC, Florida, and their Affiliates, shall execute and deliver to Florida Merger Tax Counsel and Florida Distribution Tax Counsel the Tax Representation Letters as of (i) the Closing Date and (ii) the date for filing any Tax opinion required to be filed with the SEC in connection with the filing of the Registration Statement.
(d) Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state of local Law), all parties hereto shall file all United States federal, state and local Tax Returns in a manner consistent with the Intended Tax Treatment, and no party hereto shall take a position inconsistent with such treatment.
Section 7.07   Control of Other Party’s Business.   Nothing contained in this Agreement shall give Florida, directly or indirectly, the right to control or direct any of the operations of SPAC, SPAC Newco or Merger Sub prior to the Closing. Nothing contained in this Agreement shall give SPAC, SPAC Newco or Merger Sub, directly or indirectly, the right to control or direct any of the operations of Florida or the Florida Subsidiaries prior to the Closing. Prior to the Closing, each of Florida, SPAC, SPAC Newco and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.
Section 7.08   Trust Account.   Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in ARTICLE VIII), SPAC shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (a) the redemption of any shares of SPAC Class A Common Stock in connection with the Offer; (b) the payment of the SPAC Transaction Expenses and the Florida Transaction Expenses, in each case pursuant to Section 3.05, and (c) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to SPAC.
Section 7.09   No Claim Against the Trust Account.   Florida acknowledges that SPAC is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving Florida and one or more businesses or assets, and Florida has read SPAC’s final prospectus, dated August 20, 2020 and filed with the SEC (File No. 333-240333) on August 21, 2020, and other SPAC SEC Documents, the organizational documents of SPAC and the Trust Agreement, and understands that SPAC has established the Trust Account described therein for the benefit of SPAC’s public stockholders containing the proceeds of its initial public offering (the “IPO”) and that disbursements from the Trust Account are available only: (a) to the SPAC Stockholders in the event they elect to redeem their SPAC Class A Common Stock in connection with the consummation of the Business Combination or in connection with an extension of its deadline to consummate a Business Combination, (b) to the SPAC Stockholders if SPAC fails to consummate a Business Combination within twenty four (24) months after the closing of the IPO, subject to extension by an amendment to SPAC’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses or (d) to SPAC after or concurrently with the consummation of a Business Combination. Florida hereby agrees (on its own behalf and on behalf of its Subsidiaries, Affiliates (including, to the extent applicable, parallel or subsequent investment funds or management vehicles) and each of its and their employees, agents, representatives, affiliates, equityholders and any other person or entity acting on its behalf (collectively, “Related Parties”)), that it does not now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to this Agreement or the Ancillary Agreements, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Florida on behalf of itself and its Related Parties hereby irrevocably waives any Released Claims that Florida or any of its Related Parties may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or the Ancillary

Agreements). Florida agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC and its Related Parties to induce SPAC to enter into this Agreement and the Ancillary Agreements, and Florida further intends and understands such waiver to be valid, binding and enforceable against Florida and each of its Related Parties under applicable Law. To the extent Florida or any of its Related Parties commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Related Parties, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Related Parties, Florida hereby acknowledges and agrees that Florida’s and its Related Parties’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Florida or its Related Party (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Florida waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and SPAC to collect from the Trust Account any monies that may be owed to them by SPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever. This Section 7.09 shall survive the termination of this Agreement for any reason.
Section 7.10   SPAC NYSE Listing.
(a) From the date hereof through the Closing, SPAC shall use reasonable best efforts to ensure SPAC remains listed as a public company on, and for shares of SPAC Class A Common Stock to be listed on, the NYSE.
(b) Prior to the Closing, SPAC and Florida shall use reasonable best efforts to cause the shares of SPAC Newco Class A Common Stock to be issued in connection with the Transactions to be approved for listing on the NYSE under the ticker symbol to be mutually agreed upon in writing by the Parties, including by submitting prior to the Closing an initial listing application with the NYSE (the “NYSE Listing Application”), with respect to such shares, subject to official notice of issuance. Each of SPAC and Florida shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other party and shall otherwise reasonably assist and cooperate with the other party in connection with the preparation, filing and distribution of the NYSE Listing Application. SPAC and Florida will use their respective reasonable best efforts to (i) cause the NYSE Listing Application, when filed, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the NYSE or its staff concerning the NYSE Listing Application and (iii) have the NYSE Listing Application approved by the NYSE as promptly as practicable after such filing. No submission of, or amendment or supplement to, the NYSE Listing Application, or response to NYSE comments with respect thereto, will be made by SPAC or Florida, as applicable, without the other party’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing such other party a reasonable opportunity to review and comment thereon.
(c) Each of SPAC and Florida will promptly notify the other Parties upon the receipt of any comments from the NYSE or any request from the NYSE for amendments or supplements to the NYSE Listing Application and will, as promptly as practicable after receipt thereof, provide the other with copies of all material correspondence between it and its Representatives, on the one hand, and the NYSE, on the other hand, and all written comments with respect to the NYSE Listing Application received from the NYSE and advise the other on any oral comments with respect to the NYSE Listing Application received from the NYSE. SPAC will advise Florida, promptly after SPAC receives notice thereof, of the time of the approval of the NYSE Listing Application and the approval of the shares of SPAC Newco Class A Common Stock to be issued in connection with the Transactions for listing on the NYSE, subject only to official notice of issuance.
Section 7.11   SPAC Public Filings.   From the date hereof through the Closing, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities Laws.
Section 7.12   PIPE Financing.   Unless otherwise approved in writing by Florida, SPAC shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to termination), any provision or remedy under, or any replacements of, any of the Subscription Agreements if such amendment, modification, waiver, remedy or replacement (i) would materially delay the occurrence of the Closing, (ii) reduces the aggregate amount of proceeds to be received by SPAC upon the consummation of the transactions contemplated by the Subscription Agreements, (iii) adds or imposes new conditions or amends the existing conditions to the consummation of the transactions contemplated by the Subscription Agreements or (iv) is adverse to the interests of Florida, in each case, in any material respect. In the event that any portion of the proceeds contemplated to be received by SPAC upon the consummation of the transactions contemplated by the Subscription Agreements become unavailable on the terms and conditions contemplated in each Subscription Agreement, regardless of the reason therefor, and such unavailable proceeds are required to fund the transactions contemplated by this Agreement on the Closing Date, SPAC will (i) as promptly as practicable following the occurrence of such event, use its commercially reasonable efforts to obtain alternative financing (the “Alternative Financing”) (in an amount sufficient, when taken together with any then-available proceeds contemplated by the Subscriptions Agreements and available cash of SPAC, to consummate the transactions contemplated by this Agreement) on terms not less favorable in the aggregate to SPAC than those contained in each Subscription Agreement that the Alternative Financing would replace from the same or other sources and which do not include any incremental conditionality to the consummation of such Alternative Financing that are more onerous to SPAC and Florida (in each case, in the aggregate) than the conditions set forth in each Subscription Agreement (as applicable) in effect as of the date of this Agreement and (ii) immediately notify Florida of such unavailability and the reason therefor. Upon receiving such notification, Florida will use its commercially reasonable efforts to assist SPAC in obtaining Alternative Financing.
Section 7.13   Section 16 Matters.   Prior to the Effective Time, the parties hereto shall take all steps as may be required to cause any acquisitions of SPAC Common Stock resulting from the transactions contemplated by this Agreement by each officer or director who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect SPAC, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 7.14   SPAC Director and Officer Appointments.   Except as otherwise agreed in writing by Florida and SPAC prior to the Closing, conditioned upon the occurrence of the Closing, and subject to the terms of the Stockholders Agreement and the organizational documents of SPAC and any limitation imposed under applicable Laws and NYSE listing requirements, SPAC shall take all actions necessary or appropriate to cause the individuals determined in Florida’s discretion between the date of this Agreement and the Closing Date to be elected as officers of SPAC or members of the SPAC Board, as applicable, effective as of the Closing, in each case to serve in such capacity in accordance with the terms of the organizational documents of SPAC. On the Closing Date, SPAC shall enter into customary indemnification agreements reasonably satisfactory to Florida with the individuals determined by Florida, which indemnification agreements shall continue to be effective following the Closing.
Section 7.15   Confidentiality; Material Non-Public Information.
(a) The terms of the Confidentiality Agreement, dated as of October 24, 2020 (the “Confidentiality Agreement”), between Florida and SPAC, are hereby incorporated herein by reference and shall continue in full force and effect until the Closing and shall survive the Closing and remain in full force and effect until their expiration in accordance with the terms of the Confidentiality Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.
(b) Nothing provided to SPAC or Florida or their respective Representatives pursuant to Section 7.02(b) shall in any way amend or diminish the parties’ obligations under the Confidentiality Agreement. Each of SPAC and Florida acknowledges and agrees that any Confidential Data made available to such party or its Representatives pursuant to Section 7.02(b) or otherwise by the other party or any of its Representatives shall be subject to the terms and conditions of the Confidentiality Agreement.
(c) Each of Florida, its Affiliates and their Representatives acknowledge that it may possess material nonpublic information about SPAC, and agree that while in possession of such material nonpublic information, none of Florida, its Affiliates and their Representatives shall, directly or indirectly, acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of SPAC, communicate such information to any other Person, take any action with respect to SPAC, or cause or encourage any Person to do any of the foregoing.
Section 7.16   Change of Name; Ticker Symbol.   SPAC and Florida shall use commercially reasonable efforts to effect the change in name and ticker symbol set forth in Section 2.07, with effect as of the Effective Time.
Section 7.17   Public Announcements.   None of the parties to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the Ancillary Agreements or the transactions contemplated hereby and thereby or otherwise communicate with any news media regarding such matters without the prior written consent of the other parties hereto, unless such press release or public announcement is required by Law or applicable stock exchange regulation, in which case the parties to this Agreement shall, to the extent practicable, consult with each other as to the timing and contents of any such press release, public announcement or communication.
Section 7.18   Support of Transaction.   Without limiting any covenant contained in Section 6.02 or ARTICLE VII, SPAC and Florida shall, and shall cause their respective Subsidiaries to, (a) use reasonable efforts to obtain all material consents and approvals of third parties that any of SPAC, Florida or its Affiliates are required to obtain in order to consummate the Transactions and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of ARTICLE VIII (including the use of reasonable efforts to enforce SPAC’s rights under the Subscription Agreements) or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable.
Section 7.19   Further Actions.
(a) Except as otherwise expressly provided in this Agreement, the parties hereto shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable under applicable Law (other than with respect to the matters covered in Section 7.05) to execute and deliver the Ancillary Agreements and such other documents and other papers as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement, including, but not limited to, (a) using commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents (including any Gaming Approvals) required to be obtained in connection with the Transactions and (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of SPAC, the Florida Entities, or their respective Affiliates are required to obtain in order to consummate the Transactions. Prior to the Closing, Florida shall keep SPAC reasonably informed of the status of the Internal Reorganization, including Florida’s progress in obtaining any necessary third-party consents, Gaming Approvals or approvals of Governmental Authorities and shall reasonably consult with SPAC regarding the terms of any arrangement established pursuant to Section 2.4 of the Separation Agreement.
(b) Subject to the applicable terms of the Separation Agreement and the Split-Off Agreement, from time to time after the Closing, without additional consideration, each party hereto shall, and shall cause its Affiliates to, execute and deliver such further instruments and take such other action as may be necessary or is reasonably requested by another party hereto to make effective the transactions contemplated by this Agreement, the Separation Agreement and the Split-Off Agreement, including, for the avoidance of doubt, any and all actions necessary or reasonably requested to effect the LLC Sub Merger and the Split-Off following the Effective Time.
Section 7.20   SPAC Newco Omnibus Incentive Plan.   Prior to the Closing Date, SPAC shall, subject to approval by the SPAC Stockholders, approve and adopt the SPAC Newco Omnibus Incentive Plan.
Section 7.21   Takeover Statutes.   If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover Law shall become applicable to the transactions contemplated hereby, SPAC, SPAC Newco, Merger Sub and their respective boards of directors shall use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.
Section 7.22   Defense of Litigation.   SPAC shall promptly notify Florida in writing, and keep Florida reasonably apprised of, any Action brought by stockholders of SPAC or in the name of SPAC against SPAC and/or its directors or officers relating to the transactions contemplated by this Agreement, including the Merger; provided that, prior to the Effective Time, SPAC shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the transactions contemplated by this Agreement or consent to the same, without the prior written consent of Florida (such consent not to be unreasonably withheld, conditioned or delayed). In the event that any Action is not settled, costs of defense and liability (including settlement) will be reasonably agreed upon by SPAC and Florida and included as a SPAC Transaction Expense.
ARTICLE VIII
CONDITIONS TO THE MERGER
Section 8.01   Conditions to the Obligations of Each Party.   The respective obligations of the parties hereto to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:
(a) Internal Reorganization and Distribution.   The Internal Reorganization and the Distribution shall have been consummated in all material respects in accordance with the Separation Agreement (as amended prior to Closing in accordance with this Agreement).
(b) Registration Statement; Listing.   The (i) Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC and (ii) shares of SPAC Newco Class A Common Stock to be issued (A) upon conversion or exchange of the Class B Common Stock issued as the Merger Consideration, (B) to the Subscribers pursuant to the Subscription Agreements (or to any provider of Alternative Financing) and (C) in connection with the TX Merger, shall have been approved for listing on the NYSE, subject only to official notice of issuance.
(c) Offer Completion.   The Offer shall have been completed in accordance with the terms hereof, the articles of incorporation of SPAC and the Registration Statement.
(d) Net Tangible Assets.   SPAC shall have at least five million one dollars ($5,000,001) at the Effective Time, and for the avoidance of doubt, after giving effect to other payments, of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after giving effect to all required payments to the Redeeming Stockholders following completion of the Transactions, including the Offer.
(e) SPAC Stockholder Approval.   SPAC Stockholder Approval shall have been obtained.
(f) Competition Law Approvals.   All applicable waiting periods (and any extensions thereof) under the HSR Act with respect to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or been terminated and all consents, clearances, authorizations, orders and approvals required under the antitrust, competition, merger control or foreign investment Laws identified on Section 8.01(f) of the Florida Disclosure Letter shall have been obtained.
(g) Gaming Approvals.   All Relevant Licenses required to consummate the Transactions and operate the Florida Entities and their businesses in the ordinary course as contemplated from and after the Closing shall have been obtained.
(h) No Order.   There shall not be in effect any Law or any Governmental Order issued by a Governmental Authority of competent jurisdiction that enjoins or makes illegal the consummation of the Merger, the Internal Reorganization or the Distribution.

Section 8.02   Conditions to the Obligations of SPAC, SPAC Newco and Merger Sub.   The obligations of SPAC, SPAC Newco and Merger Sub to consummate the TX Merger and Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of each of the following additional conditions:
(a) Representations, Warranties and Covenants.   (i) The representations and warranties of Florida contained in this Agreement (A) set forth in Section 4.01, Section 4.02, Section 4.04 and Section 4.22 shall be true and correct in all material respects as though such representations and warranties had been made on and as of the Closing Date (other than Section 4.02(c) and Section 4.04(c)(i) which shall be true and correct in all respects); (B) set forth in Section 4.03 shall be true and correct as though such representations and warranties had been made on and as of the Closing Date except for de minimis deviations; and (C) otherwise set forth in ARTICLE IV (1) that are qualified by a “Florida Material Adverse Effect” qualification shall be true and correct in all respects as so qualified as though such representations and warranties had been made on and as of the Closing Date; and (2) that are not qualified by a “Florida Material Adverse Effect” qualification shall be true and correct as though such representations and warranties had been made on and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, have a Florida Material Adverse Effect (except to the extent such representations and warranties are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct in the manner set forth in the foregoing clauses (A), (B) or (C), as applicable, as of such date); (ii) the covenants and agreements contained in this Agreement and the Separation Agreement to be complied with by Florida on or prior to the Closing shall have been complied with in all material respects (except for the covenants set forth in Section 6.01, which shall have been complied with in all respects except for de minimis deviations); and (iii) SPAC shall have received a certificate of Florida signed by a duly authorized representative thereof dated as of the Closing Date certifying the matters set forth in clauses (i) and (ii) above.
(b) Florida Material Adverse Effect.   Since the date of this Agreement, there shall not have been a Florida Material Adverse Effect.
(c) Separation Documents.   Florida shall have entered into each applicable ancillary agreement to the Separation Agreement and each such agreement shall be in full force and effect, and to the extent applicable, performed the covenants to be performed by Florida thereunder prior to the Closing in all material respects.
(d) Ancillary Agreements.   SPAC shall have received executed counterparts from the Florida Stockholder to each of the Stockholders Agreement and the Registration Rights Agreement.
(e) FIRPTA Matters.   Florida shall have delivered to SPAC a statement described in Treasury Regulations section 1.1445-2(c)(3)(i), dated within thirty (30) days prior to the Closing Date and in a form reasonably acceptable to SPAC, certifying that the interests of Florida are not U.S. real property interests.
(f) Merger Consideration Calculation.   Florida shall have delivered to SPAC the Merger Consideration Calculation in accordance with Section 3.01(a).
Section 8.03   Conditions to the Obligations of Florida.   The obligations of Florida to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of each of the following additional conditions:
(a) Representations, Warranties and Covenants.   (i) The representations and warranties of SPAC, SPAC Newco and Merger Sub contained in this Agreement (A) set forth in Section 5.01, Section 5.02 and Section 5.26 shall be true and correct in all material respects as though such representations and warranties had been made on and as of the Closing Date; (B) set forth in Section 5.03 shall be true and correct as though such representations and warranties had been made on and as of the Closing Date except for de minimis deviations; and (C) otherwise set forth in ARTICLE V (1) that are qualified by a “SPAC Material Adverse Effect” qualification shall be true and correct in all respects as so qualified as though such representations and warranties had been made on and as of the Closing Date; and (2) that are not qualified by a “SPAC Material Adverse Effect” qualification shall be true and correct as though such representations and warranties had been made on and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, have a SPAC Material Adverse Effect (except to the extent such representations and warranties are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct in the manner set forth in the foregoing clauses (A), (B) or (C), as applicable, as of such date); (ii) the covenants and agreements contained in this Agreement to be complied with by SPAC and Merger Sub on or prior to the Closing shall have been complied with in all material respects (except for the covenants set forth in Section 6.02, which shall have been complied with in all respects except for de minimis deviations); and (iii) Florida shall have received a certificate of SPAC signed by a duly authorized representative thereof dated as of the Closing Date certifying the matters set forth in clauses (i) and (ii) above.
(b) SPAC Material Adverse Effect.   Since the date of this Agreement, there shall not have been a SPAC Material Adverse Effect.
(c) Ancillary Agreements.   Florida shall have received executed counterparts from SPAC and Sponsor to the Stockholders Agreement and from SPAC to the Registration Rights Agreement.
(d) Tax Opinions.   Florida shall have received (i) the Florida Merger Tax Opinion from Florida Merger Tax Counsel and (ii) the Florida Distribution Tax Opinion from Florida Distribution Tax Counsel, each of which shall not have been withdrawn or modified in any material respect.
(e) Resignations.   The directors and executive officers of SPAC listed on Section 8.03(e) of the SPAC Disclosure Letter shall have been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time.
ARTICLE IX
TERMINATION
Section 9.01   Termination.   This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, as follows:
(a) by either SPAC or Florida, if the Closing shall not have occurred by the date that is nine (9) months after the date hereof (the “Termination Date”) by giving written notice of such extension to the other party; provided, further, that the right to terminate this Agreement under this Section 9.01(a) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement or the Separation Agreement shall have been the primary cause of the failure of the Closing to occur on or prior to such date;
(b) by either SPAC or Florida, in the event that any Governmental Authority of competent jurisdiction shall have issued a Governmental Order that permanently enjoins the consummation of the TX Merger, the Merger, the Internal Reorganization or the Distribution and such Governmental Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been the primary cause of the issuance of such Governmental Order;
(c) by either SPAC or Florida, if at the Special Meeting (including any adjournment, continuation or postponement thereof) SPAC Stockholder Approval shall not have been obtained;
(d) by Florida, if there has been a breach of any representation, warranty, covenant or other agreement made by SPAC, SPAC Newco or Merger Sub, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 8.03(a) not being satisfied as of the Closing Date (a “Terminating SPAC Breach”), and (ii) shall not have been cured within thirty (30) days after written notice from Florida of such Terminating SPAC Breach is received by Florida (such notice to describe such Terminating SPAC Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Termination Date; provided, that Florida is not then in material breach of any of the representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 8.02(a);

(e) by SPAC, if there has been a breach of any representation, warranty, covenant or other agreement made by Florida or the Florida Subsidiaries in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 8.02(a) not being satisfied as of the Closing Date (a “Terminating Florida Breach”), and (ii) shall not have been cured within thirty (30) days after written notice from SPAC of such Terminating Florida Breach is received by Florida (such notice to describe such Terminating Florida Breach in reasonable detail), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Termination Date; provided, that SPAC, SPAC Newco and Merger Sub are not then in material breach of any of their respective representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 8.03(a); or
(f) by the written consent of the parties hereto.
Section 9.02   Effect of Termination.   In the event of the valid termination of this Agreement pursuant to Section 8.01, written notice thereof shall be given to the other parties hereto, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Representatives; provided that no such termination shall relieve any party from liability for fraud committed prior to such termination or for any willful and material breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement; provided, further, that Section 7.08, Section 7.15, this Section 9.02 and ARTICLE X shall survive any termination of this Agreement and remain in full force and effect.
ARTICLE X
GENERAL PROVISIONS
Section 10.01   Non-Survival of Representations, Warranties, Covenants and Agreements.   The representations, warranties, covenants and agreements in this Agreement and in any certificate or instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement that by their terms are to be performed in whole or in part after the Effective Time (or survive termination of this Agreement, as applicable, pursuant to Section 9.02 hereof).
Section 10.02   Notices.   All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by a nationally recognized overnight courier service, or by email (with a confirmatory copy sent by a nationally recognized overnight courier service) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):
(a)
if to Florida:
Fertitta Entertainment, Inc.
1510 West Loop South
Houston, TX 77027
Attn: Steven L. Scheinthal, General Counsel
Email: sscheinthal@ldry.com

with a copy to (which shall not constitute notice):
Latham& Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attn: Marc D. Jaffe
Ian D. Schuman
Ryan J. Maierson
Nick S. Dhesi
Email: marc.jaffe@lw.com

ian.schuman@lw.com
ryan.maierson@lw.com
nick.dhesi@lw.com
(b)
if to SPAC, SPAC Newco or Merger Sub:

SPAC
3 Minetta Street
New York, NY 10012
Attn: Sandy Beall and Garrett Schreiber
Email: sandy@Beallinvestmentpartners.com and gs@andvest.co
with a copy to (which shall not constitute notice):
Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attn: Brad Vaiana and Jason Osborn
Email: BVaiana@winston.com and JOsborn@winston.com
Section 10.03   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
Section 10.04   Entire Agreement.   This Agreement, the Disclosure Letters, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.
Section 10.05   Assignment.   No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 10.05 shall be null and void, ab initio.
Section 10.06   Amendment.   This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in an instrument in writing signed by the parties hereto and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 9.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 10.06.
Section 10.07   Waiver.   Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered by the other parties pursuant to this Agreement; or (c) waive compliance with any of the agreements of the other parties or conditions to such obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any waiver of any term or condition hereof shall not be construed as a waiver of any subsequent breach or as a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.
Section 10.08   No Third-Party Beneficiaries.   This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to, or shall confer upon, any other Person any right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement, other than Section 7.04 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).
Section 10.09   Specific Performance.   The parties hereto acknowledge and agree that the parties hereto would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any party hereto could not be adequately compensated by monetary damages alone and that the parties hereto would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any party hereto may be entitled, at law or in equity (including monetary damages), such party shall to the fullest extent permitted by Law be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. Without limiting the generality of the foregoing, the parties hereto agree that each party shall be entitled to enforce specifically the other parties’ obligations to consummate the transactions contemplated by this Agreement (including the obligation to consummate the Closing and the SPAC Share Issuance, if the conditions set forth in ARTICLE VIII have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived (where permissible under applicable Law)). The prevailing party in any proceeding brought to enforce this Agreement shall be entitled to an award of its reasonable costs and expenses, including, without limitation, attorneys’ fees. The parties hereto agree that they will not contest the appropriateness of specific performance as a remedy.
Section 10.10   Governing Law.   This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Texas, without giving effect to the conflicts of laws principles thereof that might lead to the application of laws other than the Laws of the State of Texas. All Actions that, directly or indirectly, arise out of or relate to this Agreement shall be heard and determined exclusively in any Texas state or United States federal court in Harris County, Texas; provided, however, that if such court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any Texas state court or United States federal court sitting in the State of Texas. Consistent with the preceding sentence, each of the parties hereto hereby (a) submits to the exclusive jurisdiction of any federal or state court sitting in the State of Texas for the purpose of any Action brought by any party hereto that, directly or indirectly, arises out of or relates to this Agreement; (b) agrees that service of process in such Action will be validly effected by sending notice in accordance with Section 10.02; (c) irrevocably waives and releases, and agrees not to assert by way of motion, defense, or otherwise, in or with respect to any such Action, any claim that (i) such Action is not subject to the subject matter jurisdiction of at least one of the above-named courts; (ii) its property is exempt or immune from attachment or execution in the State of Texas; (iii) such Action is brought in an inconvenient forum; (iv) that the venue of such Action is improper; or (v) this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts; and (d) agrees not to move to transfer any such Action to a court other than any of the above-named courts.
Section 10.11   Waiver of Jury Trial.   EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY, DIRECTLY OR INDIRECTLY, ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.11.

Section 10.12   Counterparts.   This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing this Agreement (or on whose behalf this Agreement is executed) with the same force and effect as if such signature page were an original thereof.
Section 10.13   Interpretation.   The parties hereto have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.
Section 10.14   Headings and Captions.   The headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.
[Signature pages follow]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by its respective officers thereunto duly authorized.
FERTITTA ENTERTAINMENT, INC.
/s/ Tilman J. Fertitta

Name: Tilman J. Fertitta
Title:
Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by its respective officers thereunto duly authorized.
FAST ACQUISITION CORP.
/s/ Sandy Beall

Name: Sandy Beall
Title: Chief Executive Officer
FAST MERGER CORP.
/s/ Sandy Beall

Name: Sandy Beall
Title: President
FAST MERGER SUB INC.
/s/ Sandy Beall

Name: Sandy Beall
Title: President
[Signature Page to Agreement and Plan of Merger]

Exhibit A
Form of Separation Agreement

Final Form
SEPARATION AND DISTRIBUTION AGREEMENT
by and between
FERTITTA ENTERTAINMENT, INC.
and
[NEW LOUISIANA I]
Dated as of [ • ], 2021

A-A-1

A-A-2

A-A-3

Index of Defined Terms
Defined Term	Section
Action	1.1(1)
Additional Insured Members	2.8(a)
Affiliate	1.1(2)
Agreement	Preamble
Ancillary Agreement	1.1(3)
Appointed Representative	7.1(a)
Assets	1.1(4)
Assume	2.1(b)(iii)
Board	Recitals
Business Day	1.1(5)
Claiming Party	5.4(b)
Closing	1.1(6)
Code	1.1(7)
Confidential Information	1.1(8)
Confidentiality Agreement	1.1(9)
Consents	1.1(10)
Contract	1.1(11)
control	1.1(12)
Conveyance and Assumption Instruments	1.1(13)
Designated Florida Subsidiaries	1.1(14)
Direct Claim	5.4(a)(ii)
Disclosure Letters	1.1(15)
Distribution	Recitals
Distribution Date	1.1(16)
Distribution Effective Time	1.1(17)
Exchange Act	1.1(18)
Expenses	8.5
Florida	Preamble
Florida Assets	1.1(19)
Florida Business	1.1(20)
Florida Cash and Cash Equivalents	1.1(21)
Florida Claim	5.3
Florida Common Stock	1.1(21)
Florida Designees	1.1(23)
Florida Facilities	1.1(24)
Florida Group	1.1(25)
Florida Indemnitees	1.1(26)
Florida Liabilities	1.1(27)
Florida Marks	1.1(28)
Gaming Approvals	1.1(29)
Governmental Authority	1.1(30)

A-A-4

Defined Term	Section
Group	1.1(31)
Indebtedness	1.1(32)
Indemnifiable Losses	1.1(33)
Indemnifying Party	1.1(34)
Indemnitee	1.1(35)
Indemnity Payment	5.5(a)
Insurance Proceeds	1.1(36)
Intellectual Property	1.1(37)
Intercompany Account	1.1(38)
Intercompany Agreement	1.1(39)
Internal Contribution	1.1(40)
Internal Reorganization	1.1(41)
Law	1.1(42)
Liabilities	1.1(43)
Marks	1.1(44)
Merger	Recitals
Merger Agreement	Recitals
Merger Effective Time	1.1(45)
Merger Sub	Recitals
Organizational Documents	1.1(46)
Partial Payoff	Recitals
Party	Preamble
Person	1.1(47)
Policies	1.1(48)
Prime Rate	1.1(49)
Privilege	6.7(a)
Privileged Information	6.7(a)
Record Date	1.1(50)
Record Holders	1.1(51)
Registered	1.1(52)
Representatives	1.1(53)
Restructuring Steps Memo	1.1(54)
Retained Florida Information	1.1(55)
Retained SpinCo Information	1.1(56)
SEC	1.1(57)
Securities Act	1.1(58)
Separation	Recitals
Separation Agreement Disputes	7.1(b)
Shared Contract	1.1(59)
Shared Information	1.1(60)
Shared Policies	2.8(a)
Shared Policy Separation Date	2.8(b)
Software	1.1(61)

A-A-5

Defined Term	Section
SPAC	Recitals
SPAC Stockholder Approval	1.1(62)
Specified Consent	2.4(a)
SpinCo	Preamble
SpinCo Assets	1.1(63)
SpinCo Business	1.1(64)
SpinCo Cash and Cash Equivalents	1.1(65)
SpinCo Claim	5.2
SpinCo Common Unit	1.1(66)
SpinCo Contractor	1.1(67)
SpinCo Designees	1.1(68)
SpinCo Employee	1.1(69)
SpinCo Facilities	1.1(70)
SpinCo Group	1.1(71)
SpinCo Indemnitees	1.1(72)
SpinCo Liabilities	1.1(73)
Split-Off	Recitals
Split-Off Effective Time	1.1(74)
SplitCo	Recitals
SplitCo Assets	1.1(75)
SplitCo Business	1.1(76)
SplitCo Group	1.1(77)
SplitCo Liabilities	1.1(78)
Subsidiary	1.1(79)
Tax	1.1(80)
Tax Benefit	1.1(81)
Tax Contest	1.1(82)
Tax Matters Agreement	1.1(83)
Tax Records	1.1(84)
Tax Return	1.1(85)
Term Loan Agreement	Recitals
Third Party	1.1(86)
Third Party Claim	5.4(b)
Third Party Proceeds	5.5(a)
Trade Secrets	1.1(87)
Transaction Agreement	1.1(88)
Transfer	2.1(b)(i)
Transferred Leased Real Property	1.1(89)
Transferred Owned Real Property	1.1(90)

A-A-6

SEPARATION AND DISTRIBUTION AGREEMENT
This SEPARATION AND DISTRIBUTION AGREEMENT (this “Agreement”), dated as of [•], 2021, is entered into by and between FERTITTA ENTERTAINMENT, INC., a Texas corporation (“Florida”), and [NEW LOUISIANA I], a Texas limited liability company and a wholly owned subsidiary of Florida (“SpinCo”). “Party” or “Parties” means Florida or SpinCo, individually or collectively, as the case may be. Each capitalized term used and not defined herein has the meaning set forth in Section 1.1.
W I T N E S E T H:
WHEREAS, as of the date hereof, Florida, acting together with its Subsidiaries, is engaged, directly and indirectly, in the SpinCo Business and the Florida Business;
WHEREAS, SpinCo is a newly incorporated, wholly owned, direct subsidiary of Florida and has been incorporated for the purpose of effecting the transactions contemplated by this Agreement;
WHEREAS, the Board of Directors of Florida (the “Board”) has determined that it is appropriate, desirable and in the best interests of Florida and its shareholders to separate the SpinCo Business from the Florida Business (the “Separation”);
WHEREAS, prior to the Separation, the Parties intend to effect the Internal Reorganization, which shall include the Internal Contribution;
WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”), among FAST Acquisition Corp., a Delaware corporation (“SPAC”), FAST Merger Corp., a Texas corporation and wholly owned subsidiary of SPAC (“SPAC Newco”), FAST Merger Sub Inc., a Texas corporation and wholly owned subsidiary of SPAC Newco (“Merger Sub”), and Florida, following the Distribution and prior to the Split-Off, Merger Sub will merge with and into Florida (the “Merger”), with Florida surviving and continuing as the surviving corporation in the Merger, and shares of Florida Common Stock will be converted into the right to receive shares of Class B Common Stock, par value $0.0001 per share, of SPAC on the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement and to effect the Separation and the Merger, Florida desires to reorganize the SpinCo Business so that it is conducted through SpinCo and its Subsidiaries;
WHEREAS, in connection with the reorganization of the SpinCo Business, Florida desires to Transfer, or cause the other members of the Florida Group to Transfer, to the members of the SpinCo Group all SpinCo Assets, and to assign, or cause the other members of the Florida Group to assign, all SpinCo Liabilities, and the members of the SpinCo Group desire to receive such SpinCo Assets and Assume such SpinCo Liabilities;
WHEREAS, to implement the Separation, following the Internal Reorganization and upon the terms and conditions set forth in this Agreement, at the Distribution Effective Time, Florida will distribute, without consideration, all of the then outstanding SpinCo Common Units to Florida’s shareholders by way of a pro rata dividend (the “Distribution”);
WHEREAS, it is a condition to the Merger that, prior to the Merger Effective Time, the Internal Reorganization and the Distribution shall have been completed in all material respects in accordance with this Agreement;
WHEREAS, the Parties intend that (a) the Internal Contribution, taken together with the Distribution, will constitute a reorganization within the meaning of Section 368(a) of the Code, (b) the Distribution will qualify as a distribution to Florida’s shareholders pursuant to Section 355 of the Code, and (c) this Agreement will constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3;
WHEREAS, Landry’s E/C Gaming, Inc., a Delaware corporation (“SplitCo”) is a wholly owned, direct subsidiary of Landry’s LLC, a Delaware limited liability company and wholly owned, indirect subsidiary of Florida;

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WHEREAS, in connection with the Internal Reorganization, Florida desires to Transfer, or cause the other members of the Florida Group to Transfer, to SplitCo all SplitCo Assets, and to assign, or cause the other members of the Florida Group to assign, all SplitCo Liabilities, and the members of the SplitCo Group desire to receive such SplitCo Assets and Assume such SplitCo Liabilities, as further described in the Split-Off Agreement (collectively, the “Split-Off”);
WHEREAS, the members of the Florida Group are guarantors to that certain Credit Agreement, dated as of October 4, 2016, by and among Landry’s Gaming, LLC, Georgia, LLC, the guarantors party thereto, the lenders party thereto and Jefferies Finance LLC, as agent for the lenders party thereto (as amended, supplanted or otherwise modified from time to time, the “Term Loan Agreement”);
WHEREAS, the provisions of the Term Loan Agreement require a partial repayment (the “Partial Payoff”) of the outstanding principal amount thereunder, including accrued and unpaid interests thereon, prior to the sale or transfer of the assets held by the Florida Group;
WHEREAS, the Split-Off shall be completed pursuant to the Split-Off Agreement as of the Split-Off Effective Time, which shall occur after the Merger Effective Time and the Partial Payoff; and
WHEREAS, the Parties intend in this Agreement, the Ancillary Agreements and the Restructuring Steps Memo attached hereto to set forth the principal arrangements between them regarding the Internal Reorganization and the Distribution.
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS AND INTERPRETATION
Section 1.1   General.   As used in this Agreement, the following terms shall have the following meanings:
(1) “Action” has the meaning set forth in the Merger Agreement.
(2) “Affiliate” has the meaning set forth in the Merger Agreement.
(3) “Ancillary Agreement” means the Tax Matters Agreement and each of the Conveyance and Assumption Instruments.
(4) “Assets” means all rights, title and ownership interests in and to all rights, properties, claims, Contracts, records, businesses or assets (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, in each case, whether or not recorded or reflected on the books and records or financial statements of any Person. Except as otherwise specifically set forth herein or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement and, therefore, Tax assets (including any Tax items, attributes or rights to receive any Tax Benefit) shall not be treated as Assets governed by this Agreement.
(5) “Business Day” has the meaning set forth in the Merger Agreement.
(6) “Closing” has the meaning set forth in the Merger Agreement.
(7) “Code” means the Internal Revenue Code of 1986, as amended.
(8) “Confidential Information” has the meaning set forth in the Confidentiality Agreement.
(9) “Confidentiality Agreement” has the meaning set forth in the Merger Agreement.

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(10) “Consents” means any consents, waivers, notices, reports or other filings to be obtained from or made, including with respect to any Contract, or any registrations, licenses, permits, authorizations to be obtained from, or approvals from, or notification requirements to, any Third Parties, including any Governmental Authority.
(11) “Contract” has the meaning set forth in the Merger Agreement.
(12) “control” (including the terms “controlled by” and “under common control with”) has the meaning set forth in the Merger Agreement.
(13) “Conveyance and Assumption Instruments” means, collectively, such instruments of Transfer or other Contracts, including related local asset transfer agreements or intellectual property assignment agreements, and other documents entered into prior to the Distribution Effective Time and as may be necessary to effect the Transfer of Assets and the Assumption of Liabilities in the manner contemplated by this Agreement, or otherwise relating to, arising out of or resulting from the transactions contemplated by this Agreement, in such form or forms as the applicable Parties agree.
(14) “Designated Florida Subsidiaries” means the Subsidiaries of Florida that are identified on Schedule 1.1(14).
(15) “Disclosure Letters” has the meaning set forth in the Merger Agreement.
(16) “Distribution Date” means the date on which the Distribution occurs.
(17) “Distribution Effective Time” means the time established by the Board as the effective time of the Distribution on the Distribution Date.
(18) “Exchange Act” has the meaning set forth in the Merger Agreement.
(19) “Florida Assets” means (a) any and all Assets that are owned, used or held, at or prior to the Distribution Effective Time, by Florida or any other member of the Florida Group, but in each case excluding the SpinCo Assets, and (b) any and all Assets that are acquired or otherwise become Assets of the Florida Group after the Distribution Effective Time, including in the case of each of (a) and (b):
(i) all interests in the capital stock of, or any other equity interests in, the Designated Florida Subsidiaries;
(ii) all insurance policies of the Florida Group, including binders and claims and rights thereunder and all prepaid insurance premiums;
(iii) (A) all Contracts to which any member of the Florida Group is a party or by which any such member’s Assets is bound, in each case, as of immediately prior to the Distribution Effective Time that is exclusively related to the Florida Business and any rights or claims arising thereunder and (B) subject to Section 2.5, the rights and benefits of the Shared Contracts that relates to the Florida Business;
(iv) the Florida Cash and Cash Equivalents;
(v) all other Assets expressly identified in any Ancillary Agreement or any Conveyance and Assumption Instrument as Assets to be retained by any member of the Florida Group;
(vi) any and all SplitCo Assets;
(vii) all other Assets not expressly covered in clauses (i) through (vi) of this definition of Florida Assets that are primarily related to, used in or held for use in the Florida Business; and (viii) all other Assets not expressly covered in clauses (i) through (vii) of this definition of Florida Assets that are owned, in whole or in part, by any member of the Florida Group, but not owned in part by any member of the SpinCo Group immediately prior to the Distribution Date (after giving effect to the Internal Reorganization)
(20) “Florida Business” means (a) those businesses, operations and activities (whether or not such businesses, operations or activities are or have been terminated, divested or discontinued) as conducted

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at any time prior to the Distribution Effective Time by Florida or a member of the Florida Group, and (b) those entities or businesses acquired or established by or for any member of the Florida Group after the Distribution Effective Time.
(21) “Florida Cash and Cash Equivalents” means any and all cash and cash equivalents, including checks, commercial paper, treasury bills, cash on deposit and over-the-counter bank deposits, in each case, held or maintained by Golden Nugget, LLC and its Subsidiaries immediately prior to the Distribution Effective Time.
(22) “Florida Common Stock” means the common stock, par value $0.01 per share, of Florida.
(23) “Florida Designees” means any and all entities (including corporations, general or limited partnerships, trusts, joint ventures, unincorporated organizations, limited liability entities or other entities) designated by Florida and that will be members of the Florida Group as of immediately prior to the Distribution Effective Time.
(24) “Florida Facilities” means any and all real property owned or leased by a member of the Florida Group that does not constitute SpinCo Facilities.
(25) “Florida Group” means (a) prior to the Distribution Effective Time, Florida and each of the Designated Florida Subsidiaries and (b) from and after the Distribution Effective Time, Florida and each Person that is then a Subsidiary of Florida. For the avoidance of doubt, for purposes of this Agreement and the Ancillary Agreements, the SplitCo Group shall be deemed to be a part of the Florida Group.
(26) “Florida Indemnitees” means Florida, each other member of the Florida Group, and all Persons who are or have been stockholders, directors, partners, managers, managing members, officers, agents or employees of any member of the Florida Group (in each case, in their respective capacities as such) (excluding any stockholder of Florida), together with their respective heirs, executors, administrators, successors and assigns.
(27) “Florida Liabilities” means each of the following Liabilities, whether presently in existence or arising after the date of this Agreement, but in each case excluding the SpinCo Liabilities:
(i) any and all Liabilities that are expressly contemplated by any Ancillary Agreement or any Conveyance and Assumption Instrument as Liabilities to be Assumed or retired by any member of the Florida Group;
(ii) any and all Liabilities to the extent relating to, arising out of or resulting from the conduct of the Florida Business, as conducted at any time prior to, on or after the Distribution Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any directors, officers, partners, managers, employees or agents of any member of the Florida Group in the conduct of the Florida Business (whether or not such act or failure to act is or was within such Person’s authority));
(iii) any and all Liabilities to the extent relating to, arising out of or resulting from the conduct of any business by any member of the Florida Group at any time on or after the Distribution Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any directors, officers, partners, managers, employees or agents of any member of the Florida Group (whether or not such act or failure to act is or was within such Person’s authority));
(iv) any and all Liabilities to the extent relating to, arising out of or resulting from any Florida Asset, whether arising before, on or after the Distribution Date;
(v) all Liabilities arising directly or indirectly from Actions to the extent relating to the Florida Assets, the Florida Business or any Florida Liability, including in respect of any alleged tort, breach of Contract, violation or noncompliance with Law or any licenses, permits, registrations, approvals and authorizations, whether arising prior to, on or after the Distribution Date; and

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(vi) any and all SplitCo Liabilities.
(28) “Florida Marks” means all Marks owned by any member of the Florida Group, but excludes any Marks owned by any member of the SpinCo Group.
(29) “Gaming Approvals” has the meaning set forth in the Merger Agreement.
(30) “Governmental Authority” has the meaning set forth in the Merger Agreement.
(31) “Group” means (a) with respect to Florida, the Florida Group, (b) with respect to SpinCo, the SpinCo Group, and (c) with respect to SplitCo, the SplitCo Group, as the context requires.
(32) “Indebtedness” has the meaning set forth in the Merger Agreement.
(33) “Indemnifiable Losses” means any and all Liabilities, including damages, losses, deficiencies, obligations, penalties, judgments, settlements, claims, payments, fines and other costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder; provided, however, that in no event shall “Indemnifiable Losses” include (i) punitive damages, except to the extent awarded by a court of competent jurisdiction or arbitral tribunal in connection with a Third Party Claim or (ii) consequential, special or indirect damages, including loss of future profits, revenue or income, diminution in value or loss of business reputation or opportunity, unless (A) such damages were the reasonably foreseeable result of the action or omission giving rise to such damages or (B) such damages have been awarded by a court of competent jurisdiction or arbitral tribunal in connection with a Third Party Claim.
(34) “Indemnifying Party” means, with respect to any Direct Claim or Third Party Claim, the Party which is or may be required pursuant to Article V to make indemnification pursuant such claim.
(35) “Indemnitee” means, with respect to any Direct Claim or Third Party Claim, the Florida Indemnitee or SpinCo Indemnitee, as the case may be, with respect to which such claim is made hereunder.
(36) “Insurance Proceeds” means those monies (a) received by an insured from a Third Party insurance carrier or (b) paid by a Third Party insurance carrier on behalf of an insured, in either case net of any applicable deductible or retention.
(37) “Intellectual Property” has the meaning set forth in the Merger Agreement.
(38) “Intercompany Account” means any receivable, payable or loan between any member of the Florida Group, on the one hand, and any member of the SpinCo Group, on the other hand, except for any such receivable, payable or loan that expressly arises pursuant to any Transaction Agreement.
(39) “Intercompany Agreement” means any Contract between any member of the Florida Group, on the one hand, and any member of the SpinCo Group, on the other hand.
(40) “Internal Contribution” has the meaning set forth in the Restructuring Steps Memo.
(41) “Internal Reorganization” means the allocation and transfer or assignment of assets and liabilities in accordance with the terms of this Agreement, including by means of the Conveyance and Assumption Instruments, resulting in (a) the SpinCo Group owning and operating the SpinCo Business, and (b) the Florida Group continuing to own and operate the Florida Business, in each case, in accordance with the Restructuring Steps Memo.
(42) “Law” has the meaning set forth in the Merger Agreement.
(43) “Liabilities” means any and all indebtedness, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award

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entered by or with any Governmental Authority and those arising under any Contract or any fines, damages or equitable relief which may be imposed and including all costs and expenses related thereto. Except as otherwise specifically set forth herein or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement and, therefore, Taxes shall not be treated as Liabilities governed by this Agreement.
(44) “Marks” has the meaning set forth in the Merger Agreement.
(45) “Merger Effective Time” means the effective time of the Merger in accordance with the terms and conditions set forth in the Merger Agreement.
(46) “Organizational Documents” means with respect to any Person that is not a natural person, the articles or certificate of incorporation or formation, memorandum of incorporation, by-laws, limited partnership agreement, partnership agreement, or limited liability company agreement, as applicable, or such other governing or organizational documents of such Person.
(47) “Person” has the meaning set forth in the Merger Agreement.
(48) “Policies” means insurance policies and insurance contracts of any kind (other than life and benefits policies or contracts), including primary, excess and umbrella policies, commercial general liability policies, fiduciary liability, directors and officers liability, automobile, aircraft, property and casualty, workers’ compensation and employee dishonesty insurance policies and bonds, together with the rights, benefits and privileges thereunder.
(49) “Prime Rate” mean means the “prime rate” as published in The Wall Street Journal, Eastern Edition.
(50) “Record Date” means the time and date to be determined by the Board as the record date for determining the holders of shares of Florida Common Stock entitled to receive SpinCo Common Units in the Distribution.
(51) “Record Holders” means holders of record of Florida Common Stock on the Record Date.
(52) “Registered” means issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.
(53) “Representatives” has the meaning set forth in the Merger Agreement.
(54) “Restructuring Steps Memo” means the restructuring steps memo as set forth in Exhibit A, as amended, supplemented or modified by mutual agreement of the Parties.
(55) “Retained Florida Information” means, to the extent in the possession of SpinCo or any member of the SpinCo Group and not delivered to Florida in accordance with the terms of this Agreement, (a) all business records to the extent related to the Florida Business, including the corporate or limited liability company minute books and related stock records of the members of the Florida Group, information and records used to demonstrate compliance with applicable Law and any other compliance records related to the Florida Business, (b) all financial and property Tax Records of the members of the Florida Group and (c) all other books, records, ledgers, files, documents, correspondence, lists, plats, drawings, photographs, product literature, equipment test records, advertising and promotional materials, distribution lists, customer lists, supplier lists, studies, reports, operating, production and other manuals, manufacturing and quality control records and procedures, research and development files, accounting and business books, records, files, documentation and materials, including all books and records related to the registered Intellectual Property of Florida, in all cases whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape or any other form, in each case, to the extent related to the operation of the Florida Business prior to the Distribution Effective Time.
(56) “Retained SpinCo Information” means, to the extent in the possession of Florida or any member of the Florida Group and not delivered to SpinCo in accordance with the terms of this Agreement, (a) all business records to the extent related to the SpinCo Business, including the corporate

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or limited liability company minute books and related stock records of the members of the SpinCo Group, information and records used to demonstrate compliance with applicable Law and any other compliance records related to the SpinCo Business, (b) all financial and property Tax Records of the members of the SpinCo Group and (c) all other books, records, ledgers, files, documents, correspondence, lists, plats, drawings, photographs, product literature, equipment test records, advertising and promotional materials, distribution lists, customer lists, supplier lists, studies, reports, operating, production and other manuals, manufacturing and quality control records and procedures, research and development files, accounting and business books, records, files, documentation and materials, including all books and records related to the Intellectual Property of SpinCo, in all cases whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape or any other form, in each case, to the extent related to the operation of the SpinCo Business prior to the Distribution Effective Time.
(57) “SEC” has the meaning set forth in the Merger Agreement.
(58) “Securities Act” has the meaning set forth in the Merger Agreement.
(59) “Shared Contract” means any Contract entered into prior to the Distribution Effective Time to which Florida or any of its Subsidiaries is a party that relates to both (a) the SpinCo Business and (b) the Florida Business.
(60) “Shared Information” means (a) all information provided by any member of the SpinCo Group to a member of the Florida Group prior to the Distribution Effective Time, and (b) any information in the possession or under the control of either Group that relates to the operation of the SpinCo Business prior to the Distribution Effective Time and that a member of the other Group reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities and Tax Laws) by a Governmental Authority having jurisdiction over the requesting Party, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements, in each case other than claims or allegations that one Party to this Agreement has against the other, (iii) subject to the foregoing clause (ii) above, to comply with its obligations under any Transaction Agreement, or (iv) to the extent such information and cooperation is necessary to comply with such reporting, filing and disclosure obligations, for the preparation of financial statements or completing an audit, and as reasonably necessary to conduct the ongoing businesses of Florida or SpinCo, as the case may be.
(61) “Software” has the meaning set forth in the Merger Agreement.
(62) “SPAC Stockholder Approval” has the meaning set forth in the Merger Agreement.
(63) “SpinCo Assets” means the following Assets:
(i) all interests in the capital stock of, or any other equity interests in, the Subsidiaries of Florida set forth on Schedule 1.1(63)(i), that are contemplated to be owned (directly or indirectly) by SpinCo immediately prior to the Distribution Effective Time in accordance with the Restructuring Steps Memo;
(ii) all insurance policies of the SpinCo Group, including binders and claims and rights thereunder and all prepaid insurance premiums;
(iii) (A) all Contracts to which any member of the SpinCo Group is a party or by which any such member’s Assets is bound, in each case, as of immediately prior to the Distribution Effective Time that is exclusively related to the SpinCo Business and any rights or claims arising thereunder and (B) subject to Section 2.5, the rights and benefits of the Shared Contracts that relates to the SpinCo Business;
(iv) the SpinCo Cash and Cash Equivalents;
(v) any and all bank accounts, brokerage accounts and lock boxes, in each case, owned or maintained by any member of the SpinCo Group, including any other third-party deposit arrangements;

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(vi) all Assets expressly identified in any Ancillary Agreement or any Conveyance and Assumption Instrument as Assets to be acquired by any member of the SpinCo Group;
(vii) all other Assets not expressly covered in clauses (i) through (vi) of this definition of SpinCo Assets that are primarily related to, used in or held for use in the SpinCo Business, including those Assets identified on Schedule 1.1(63)(vii) (the “Other SpinCo Assets”); and
(viii) all other Assets not expressly covered in clauses (i) through (vii) of this definition of SpinCo Assets that are owned, in whole or in part, by any member of the SpinCo Group, but not owned in part by any member of the Florida Group immediately prior to the Distribution Date (after giving effect to the Internal Reorganization).
(64) “SpinCo Business” means those businesses, operations and activities (whether or not such businesses, operations or activities are or have been terminated, divested or discontinued) as conducted at any time (a) prior to the Distribution Effective Time, by Florida or any of its Subsidiaries, other than the Florida Business, and (b) after the Distribution Effective Time, by any member of the SpinCo Group.
(65) “SpinCo Cash and Cash Equivalents” means any and all cash and cash equivalents, including checks, commercial paper, treasury bills, cash on deposit and over-the-counter bank deposits, in each case, held or maintained by Florida or any of its Subsidiaries, but excluding the Florida Cash and Cash Equivalents immediately prior to the Distribution Effective Time.
(66) “SpinCo Common Units” means the common units of SpinCo representing limited liability company interests in SpinCo.
(67) “SpinCo Contractor” means any individual consultant or independent contractor of a member of the Florida Group who is performing services primarily related to the SpinCo Business.
(68) “SpinCo Designees” means any and all entities (including corporations, general or limited partnerships, trusts, joint ventures, unincorporated organizations, limited liability entities or other entities) designated by SpinCo and that will be members of the SpinCo Group as of immediately prior to the Distribution Effective Time.
(69) “SpinCo Employee” means any individual who is either actively employed by, or on a short-term leave of absence (including maternity, paternity, family, sick, short-term disability leave, qualified military service under the Uniformed Services Employment and Reemployment Rights Act of 1994, and leave under the Family Medical Leave Act and other approved leaves) from, a member of the SpinCo Group and who is performing services primarily related to the SpinCo Business.
(70) “SpinCo Facilities” means any and all real property owned or leased by Florida or any of its Subsidiaries prior to the Distribution Effective Time that is allocated to any member of the SpinCo Group pursuant to this Agreement, including any Transferred Leased Real Property and Transferred Owned Real Property.
(71) “SpinCo Group” means (a) prior to the Distribution Effective Time, SpinCo and each Person that will be a Subsidiary of SpinCo immediately following the Distribution Effective Time and (b) on and after the Distribution Effective Time, SpinCo and each Person that is a Subsidiary of SpinCo.
(72) “SpinCo Indemnitees” means SpinCo, each other member of the SpinCo Group and each of their respective successors and assigns, and all Persons who are or have been stockholders, directors, partners, managers, managing members, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns.
(73) “SpinCo Liabilities” means each of the following Liabilities, whether presently in existence or arising after the date of this Agreement, but in each case excluding the Florida Liabilities:
(i) any and all Liabilities that are expressly contemplated by any Ancillary Agreement or any Conveyance and Assumption Instrument as Liabilities to be Assumed or retired by any member of the SpinCo Group;

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(ii) any and all Liabilities to the extent relating to, arising out of or resulting from the conduct of the SpinCo Business, as conducted at any time prior to, on or after the Distribution Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any directors, officers, partners, managers, employees or agents of any member of the SpinCo Group in the conduct of the SpinCo Business (whether or not such act or failure to act is or was within such Person’s authority));
(iii) any and all Liabilities to the extent relating to, arising out of or resulting from the conduct of any business by any member of the SpinCo Group at any time on or after the Distribution Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any directors, officers, partners, managers, employees or agents of any member of the SpinCo Group (whether or not such act or failure to act is or was within such Person’s authority));
(iv) any and all Liabilities to the extent relating to, arising out of or resulting from any SpinCo Asset, whether arising before, on or after the Distribution Date; and
(v) all Liabilities arising directly or indirectly from Actions to the extent relating to the SpinCo Assets, the SpinCo Business or any SpinCo Liability, including in respect of any alleged tort, breach of Contract, violation or noncompliance with Law or any licenses, permits, registrations, approvals and authorizations, whether arising prior to, on or after the Distribution Date.
(74) “Split-Off Effective Time” means the time established by the Board as the effective time of the Split-Off, which, for the avoidance of doubt, shall occur after the Merger Effective Time.
(75) “SplitCo Assets” has the meaning set forth in the Split-Off Agreement.
(76) “SplitCo Business” has the meaning set forth in the Split-Off Agreement.
(77) “SplitCo Group” has the meaning set forth in the Split-Off Agreement.
(78) “SplitCo Liabilities” has the meaning set forth in the Split-Off Agreement.
(79) “Subsidiary” has the meaning set forth in the Merger Agreement.
(80) “Tax” or “Taxes” has the meaning set forth in the Merger Agreement.
(81) “Tax Benefit” means any refund, credit, or other item that causes reduction in otherwise required liability for Taxes.
(82) “Tax Contest” means an audit, review, examination, contest, litigation, investigation or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).
(83) “Tax Matters Agreement” means the Tax Matters Agreement entered into prior to the Distribution Effective Time by and between Florida and SpinCo.
(84) “Tax Records” means any (i) Tax Returns, (ii) Tax Return workpapers, (iii) documentation relating to any Tax Contests, and (iv) any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) maintained or required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Governmental Authority, in each case filed or required to be filed with respect to or otherwise relating to Taxes.
(85) “Tax Return” has the meaning set forth in the Merger Agreement.
(86) “Third Party” means any Person other than the Parties or any of their respective Subsidiaries.
(87) “Trade Secrets” has the meaning set forth in the Merger Agreement.
(88) “Transaction Agreement” means each of this Agreement, the Merger Agreement, the Tax Matters Agreement and all Conveyance and Assumption Instruments.

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(89) “Transferred Leased Real Property” means the real property leased by Florida or any of its Subsidiaries as tenant scheduled pursuant to Section 4.16(a) of the Merger Agreement, together with all fixtures and improvements thereon.
(90) “Transferred Owned Real Property” means the real property owned or purported to be owned by Florida or any of its Subsidiaries scheduled pursuant to Section 4.16(b) of the Merger Agreement, together with all fixtures and improvements thereon.
Section 1.2   References; Interpretation.   In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(a) when a reference is made in this Agreement to Article, Section, Exhibit and Schedule such reference is to an Article and Section of, and Exhibit and Schedule to, this Agreement;
(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;
(d) the words “hereof,” “hereby,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
(e) the word “extent” in the phrase “to the extent,” when used in this Agreement, means the degree to which a subject or other theory extends and such phrase shall not mean “if”;
(f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document delivered or made available pursuant hereto, unless otherwise defined therein;
(g) references to “day” or “days” are to calendar days unless Business Days are specified;
(h) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;
(i) references to a Person are also to its successors and permitted assigns;
(j) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day;
(k) references to sums of money are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars;
(l) references to any “statute” or “regulation” are to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute) and to any “section of any statute or regulation” include any successor to such section;
(m) the word “or” shall not be exclusive and has the inclusive meaning represented by the phrase “and/or”;
(n) reference in this Agreement to any time shall be to Eastern Time unless otherwise expressly provided herein; and
(o) references in this Agreement to “Florida” shall also be deemed to refer to the applicable member of the Florida Group, references to “SpinCo” shall also be deemed to refer to the applicable member of the SpinCo Group and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by Florida or SpinCo shall be deemed to require Florida or SpinCo, as the case may be, to cause the applicable members of the Florida Group or the SpinCo Group, respectively, to take, or refrain from taking, any such action.

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ARTICLE II
THE SEPARATION
Section 2.1   Restructuring; Transfer of Assets; Assumption of Liabilities.
(a) Internal Reorganization.   At or prior to the Distribution Effective Time, to the extent not already completed, each of Florida and SpinCo shall, and shall cause their respective Subsidiaries to, take such steps (which may include transfers of shares or other equity interests, formation of new entities or declarations of dividends) as may be required to effect the Internal Reorganization in accordance with the Restructuring Steps Memo and the terms of this Agreement. For the avoidance of doubt, the Restructuring Steps Memo shall take precedence in the event of any conflict between the terms of this Article II and the Restructuring Steps Memo, and any transfers of assets or liabilities made pursuant to this Agreement or any Ancillary Agreement after the Distribution Effective Time shall be deemed to have been made prior to the Distribution Effective Time consistent with the Restructuring Steps Memo.
(b) Transfer of Assets and Assumption of Liabilities.   Except as otherwise expressly provided in this Agreement or in any Ancillary Agreement, and except to the extent previously effected pursuant to the Internal Reorganization, upon the terms and subject to the conditions set forth in this Agreement, effective as of immediately prior to the Distribution Effective Time:
(i) Transfer of SpinCo Assets.   Florida shall, and shall cause the applicable members of the Florida Group to, contribute, assign, transfer, convey and deliver (“Transfer”) to SpinCo or the applicable SpinCo Designees, and SpinCo or such SpinCo Designees shall accept from Florida and the applicable members of the Florida Group, all of Florida’s and each such Florida Group member’s respective right, title and interest in and to all SpinCo Assets held by Florida or a member of the Florida Group (it being understood that if any SpinCo Asset shall be held by a Person all of the outstanding equity of which is included in the SpinCo Assets to be Transferred pursuant to this Section 2.1(b)(i), such SpinCo Asset may be considered to be so Transferred to SpinCo or the applicable SpinCo Designee as a result of the Transfer of all of the equity interests in such Person from Florida or the applicable member(s) of the Florida Group to SpinCo or the applicable SpinCo Designee).
(ii) Transfer of Florida Assets.   SpinCo shall, and shall cause the applicable members of the SpinCo Group to, Transfer to Florida or the applicable Florida Designees, and Florida or such Florida Designees shall accept from SpinCo and the applicable members of the SpinCo Group, all of SpinCo’s and such SpinCo Group member’s respective right, title and interest in and to all Florida Assets held by SpinCo or a member of the SpinCo Group (it being understood that if any Florida Asset shall be held by a Person all of the outstanding equity of which is included in the Florida Assets to be Transferred pursuant to this Section 2.1(b)(ii), such Florida Asset may be considered to be so Transferred to Florida as a result of the Transfer of all of the equity interests in such Person from SpinCo or the applicable member(s) of the SpinCo Group to Florida or the applicable Florida Designee).
(iii) Assumption of Liabilities.   (A) Florida shall, or shall cause another member of the Florida Group to, Transfer to SpinCo or the applicable SpinCo Designees, and SpinCo shall, or shall cause another member of the SpinCo Group to, accept, assume (or, as applicable, retain) and perform, discharge and fulfill, in accordance with their respective terms (“Assume”), all of the SpinCo Liabilities and (B) SpinCo shall, or shall cause another member of the SpinCo Group to, Transfer to Florida or the applicable Florida Designees, and Florida shall, or shall cause another member of the Florida Group to, Assume all of the Florida Liabilities, in each case regardless of (1) when or where such Liabilities arose or arise, (2) where or against whom such Liabilities are asserted or determined, (3) whether such Liabilities arise from or are alleged to arise from negligence, gross negligence, recklessness, violation of Law, willful misconduct, bad faith, fraud or misrepresentation by any member of the Florida Group or the SpinCo Group, as the case may be, or any of their past or present respective directors, officers, employees, or agents, (4) which Person is named in any Action associated with any Liability and (5) whether the facts on which such Liabilities are based occurred prior to, on or after the date hereof.

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(c) In the event that at any time or from time to time (whether prior to, at or after the Distribution Effective Time), any member of the Florida Group or the SpinCo Group is the owner of, receives or otherwise comes to possess any Asset (including the receipt of payments made pursuant to Contracts and proceeds from accounts receivable) or Liability that is allocated to any Person that is a member of the other Group pursuant to this Agreement or any Ancillary Agreement (except in the case of any acquisition of Assets from the other Party for value subsequent to the Distribution Effective Time), such member of the Florida Group or the SpinCo Group, as applicable, shall promptly Transfer, or cause to be Transferred, such Asset or Liability to the Person so entitled thereto or responsible therefor at no cost or expense to the Group that is properly entitled to or responsible for such Asset or Liability pursuant to the terms of this Agreement; provided, however, that the provisions of this Section 2.1(c) are not intended to, and shall not, be deemed to constitute an authorization by any Party to permit the others to accept service of process on its behalf, and no Party is or shall be deemed to be the agent of any other Party for service of process purposes. Prior to any such Transfer, such Asset or Liability shall be held in accordance with Section 2.4(c).
(d) In furtherance of the Separation (including the Internal Reorganization), subject to the provisions of Section 2.4, Florida shall, and shall cause the applicable members of the Florida Group and the applicable members of the SpinCo Group to, execute and deliver prior to the Distribution Effective Time all Conveyance and Assumption Instruments as may be necessary to effect the Internal Reorganization and the Transfers of the SpinCo Assets, the SpinCo Liabilities, the Florida Assets and the Florida Liabilities, as applicable, in accordance with the terms of this Agreement. The Parties agree that each Conveyance and Assumption Instrument shall be in a form consistent with the terms and conditions of this Agreement or the applicable Ancillary Agreement(s) with such provisions as are required by applicable Law in the jurisdiction in which the relevant Assets or Liabilities are located.
(e) Florida hereby waives compliance by itself and each and every member of the Florida Group with the requirements and provisions of any “bulk-sale” or “bulk transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the Transfer or sale of any or all of the Florida Assets to Florida or any member of the Florida Group.
(f) SpinCo hereby waives compliance by itself and each and every member of the SpinCo Group with the requirements and provisions of any “bulk-sale” or “bulk transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the Transfer or sale of any or all of the SpinCo Assets to SpinCo or any member of the SpinCo Group.
Section 2.2   Intercompany Accounts and Intercompany Agreements.
(a) Each Intercompany Account shall be satisfied, settled or otherwise terminated by the relevant members of the Florida Group and the SpinCo Group no later than the Distribution Effective Time with no further liability of any member of either the SpinCo Group or the Florida Group with respect thereto by (i) one or a related series of distributions of or contributions to capital, (ii) payment by the relevant obligor to the relevant obligee or (iii) dividends or a combination of the foregoing, in each case as determined by Florida.
(b) Except as contemplated by the Transaction Agreements or the Restructuring Steps Memo or as set forth on Schedule 2.2(b), each Intercompany Agreement and all rights and obligations of the members of the SpinCo Group with respect thereto shall be terminated at or prior to the Distribution Effective Time, with no further Liability of any member of the SpinCo Group with respect thereto.
Section 2.3   Limitation of Liability.   Except as provided in this Section 2.3 and in Article V, neither Florida nor SpinCo nor any member of their respective Groups shall have any Liability to the other or any member of its Group based upon, arising out of or resulting from any agreement, arrangement, course of dealing or understanding existing on or prior to the Distribution Effective Time, other than pursuant to (i) any Transaction Agreement or (ii) any other Contract entered into in connection herewith or in order to consummate the transactions contemplated by the Transaction Agreements, and any such Liability, whether or not in writing, that is not reflected in any Transaction Agreement or other agreement entered into in connection with the transactions contemplated by the Transaction Agreements or in order to consummate the transactions contemplated by the Transaction Agreements, is hereby irrevocably cancelled, released and

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waived effective as of the Distribution Effective Time. No such terminated agreement, arrangement, course of dealing or understanding (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Distribution Effective Time. For the avoidance of doubt, this Section 2.3 will not alter or limit the Parties’ respective rights or obligations under the Ancillary Agreements.
Section 2.4   Specified Consents.
(a) The Parties shall, as promptly as practicable after the date hereof and for a period of twelve (12) months following the Distribution Date, cooperate with each other and use their respective commercially reasonable efforts to obtain: (i) the Transfer or reissuance to SpinCo or a member of the SpinCo Group of all licenses, permits, registrations, approvals and authorizations of any member of the SpinCo Group or the Florida Group issued or granted by any Governmental Authority prior to the Distribution Effective Time to the extent required to operate the SpinCo Business following the Distribution Date in the same manner as currently conducted by Florida and its Subsidiaries; (ii) all Consents of any landlord under any Transferred Leased Real Property required to consummate the Separation or the Distribution; and (iii) Consents from the Third Parties identified on Schedule 2.4(a) and such other material Consents as may be reasonably requested by Florida after the date hereof, provided, in the case of any such Consent requested by Florida, that (A) such Consent is required to be obtained in connection with the Separation or the Merger, and (B) the failure to obtain such Consent would result in the loss of a monetary benefit by SpinCo or would otherwise adversely affect the SpinCo Business following the Distribution (each, a “Specified Consent”); provided further, that no Party nor any of their respective Subsidiaries shall be required to make any payment, incur any Liability or offer or grant any accommodation (financial or otherwise) to any Third Party, in each case, that is not otherwise required to be made by the applicable Party or any of its Subsidiaries pursuant to the terms of any existing Contract (including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees), to obtain any such Consent. For the avoidance of doubt, the required efforts and responsibilities of the Parties to seek the regulatory approvals or clearances contemplated by antitrust, competition or trade regulation filings, Gaming Approvals and SPAC Stockholder Approval shall be governed by the Merger Agreement.
(b) If and to the extent that any Specified Consent with respect to any SpinCo Asset, SpinCo Liability, Florida Asset or Florida Liability has not been obtained prior to the Distribution Effective Time, then notwithstanding any other provision hereof, the Transfer to the SpinCo Group of any such SpinCo Asset or SpinCo Liability, or to the Florida Group of any such Florida Asset or Florida Liability, shall, unless the Parties shall mutually otherwise determine, be automatically deemed deferred, and any such purported Transfer or Assumption shall be null and void until such time as all legal impediments are removed or such Consent has been obtained or made. Notwithstanding the foregoing, any such Asset or Liability shall continue to constitute a SpinCo Asset, a SpinCo Liability, an Florida Asset or an Florida Liability, as applicable, and be subject to Section 2.4(c).   If and when the legal or contractual impediments the presence of which caused the deferral of Transfer of any Asset or Liability pursuant to this Section 2.4(b) are removed or any Consents the absence of which caused the deferral of Transfer of any Asset or Liability pursuant to this Section 2.4(b) are obtained, the Transfer of the applicable Asset or Liability shall be effected promptly without further consideration in accordance with the terms of this Agreement or the applicable Ancillary Agreement(s) and shall, to the extent possible without the imposition of any undue cost on any Party and to the fullest extent permitted by Law, be deemed to have become effective as of the Distribution Effective Time. The obligations set forth in this Section 2.4(b) shall terminate on the twelve (12) month anniversary of the Distribution Date or, if earlier with respect to any Contract, upon the expiration of the term of the Contract (without any obligation to renew or extend).
(c) If the Transfer of any Asset or Liability intended to be Transferred is not consummated prior to or at the Distribution Effective Time as a result of the provisions of Section 2.4(b) or for any other reason (including any misallocated transfers subject to Section 2.1(c)), then, insofar as reasonably possible (taking into account any applicable restrictions or considerations, in each case relating to the contemplated Tax treatment of the transactions contemplated hereby) and to the extent permitted by applicable Law, the Person retaining such Asset or Liability, as the case may be, (i) shall thereafter hold such Asset or Liability, as the case may be, in trust for the use and benefit and burden of the Person

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entitled thereto (and at such Person’s sole expense) until the consummation of the Transfer thereof (or as otherwise determined by the Parties); and (ii) with respect to any deferred Assets or Liabilities, use reasonable best efforts to develop and implement mutually acceptable arrangements to place the Person entitled to receive such Asset or Liability, insofar as reasonably possible, in substantially the same position as if such Asset or Liability had been Transferred as contemplated hereby and so that all the benefits and burdens relating to such Asset or Liability, including possession, use, risk of loss, potential for gain, dominion, ability to enforce the rights under or with respect to and control and command over such Asset or Liability, are to inure from and after the Distribution Effective Time to the applicable member or members of the Florida Group or the SpinCo Group entitled to the receipt of such Asset or required to Assume such Liability. In furtherance of the foregoing, the Parties agree that to the fullest extent permitted by Law, (x) as of the Distribution Effective Time, each applicable member of Florida Group and the SpinCo Group shall be deemed to have acquired complete and sole beneficial ownership over all of the Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have Assumed in accordance with the terms of this Agreement all of the Liabilities, and all duties, obligations and responsibilities incident thereto, which such Person is entitled to acquire or required to Assume pursuant to the terms of this Agreement and (y) each of Florida and SpinCo shall, and shall cause the members of its respective Group to, (A) treat for all Tax purposes the deferred Assets as Assets having been Transferred to and owned by the Person entitled to such Assets not later than the Distribution Effective Time, (B) treat for all Tax purposes the deferred Liabilities as having been Assumed by the Person intended to be subject to such Liabilities not later than the Distribution Effective Time, and (C) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by a change in applicable Tax Law or good faith resolution of a Tax Contest). The obligations set forth in this Section 2.4(c) shall terminate on the twelve (12) month anniversary of the Distribution Date or, if earlier with respect to any Contract, upon the expiration of the term of the Contract (without any obligation to renew or extend). Any Person retaining an Asset or a Liability due to the deferral of the Transfer of such Asset or Liability, as the case may be, shall not be required, in connection with the foregoing, to make any payments, incur any Liability or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in any underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Third Party, except to the extent that the Person entitled to the Asset or responsible for the Liability, as applicable, agrees to reimburse and make whole the Person retaining an Asset or a Liability, to such Person’s reasonable satisfaction, for any payment or other accommodation made by the Person retaining an Asset or a Liability at the request of the Person entitled to the Asset or responsible for the Liability. Notwithstanding the foregoing in this Section 2.4(c), each of Florida and SpinCo agrees that in the event that any Third Party requests that the Party holding such Asset or Liability make a payment or offer or grant an accommodation to obtain a Consent and the other Party provides notice in writing to the Party holding such Asset or Liability that such other Party does not agree to reimburse or make whole the Party holding such Asset or Liability in connection therewith, the other Party shall not be entitled to the benefits of the provisions in, and the Party holding such Asset or Liability will not be obligated to take any efforts under, this Section 2.4(c) in respect of any SpinCo Asset, SpinCo Liability, Florida Asset or Florida Liability, as the case may be, which Transfer is subject to such Consent.
Section 2.5   Treatment of Shared Contracts.   Unless the Parties otherwise agree or the benefits of any Contract described in this Section 2.5 are expressly conveyed to the applicable Group pursuant to this Agreement or an Ancillary Agreement, any Shared Contract shall be assigned in relevant part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, on or after the Distribution Effective Time, so that each Party or the member of its Group shall, as of the Distribution Effective Time, be entitled to the rights and benefits, and shall assume the related portion of any Liabilities, inuring to its respective Business; provided, however, that (i) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled) and (ii) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended, or if such assignment or amendment would impair the benefit the Parties thereto derive from such Shared Contract or if the Parties mutually agree to maintain the Shared Contracts consistent with past practices,

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then the Parties shall, and shall cause each of the members of their respective Groups, from and after the Distribution Effective Time and until the earlier of (x) the two (2) year anniversary of the Distribution Effective Time and (y) such time as a partial assignment or amendment of such Shared Contract as contemplated by this Section 2.5 is effected, to, take such other reasonable and permissible actions (including by providing prompt notice to the applicable member of the other Group with respect to any relevant claim of Liability or other relevant matters arising in connection with a Shared Contract so as to allow such applicable member of the other Group the ability to exercise any applicable rights under such Shared Contract) to cause a member of the SpinCo Group or the Florida Group, as the case may be, to receive the rights and benefits of that portion of each Shared Contract that relates to the SpinCo Business or the Florida Business, as the case may be (in each case, to the extent so related), as if such Shared Contract had been assigned to (or amended to allow) a member of the applicable Group pursuant to this Section 2.5, and to bear the burden of the corresponding Liabilities (including any costs, fees or expenses arising under such Shared Contract and any other Liabilities that may arise by reason of such arrangement), as if such Liabilities had been assumed by a member of the applicable Group pursuant to this Section 2.5.
Section 2.6   Disclaimer of Representations and Warranties.
(a) EACH OF FLORIDA (ON BEHALF OF ITSELF AND EACH MEMBER OF THE FLORIDA GROUP) AND SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN, IN THE MERGER AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT, AND EXCEPT IN THE CASE OF FRAUD WITH RESPECT TO THE MATTERS SPECIFICALLY ADDRESSED IN ARTICLE IV OR ARTICLE V OF THE MERGER AGREEMENT OR IN THIS AGREEMENT OR THE ANCILLARY AGREEMENTS, NO PARTY TO ANY SUCH AGREEMENT IS REPRESENTING OR WARRANTING IN ANY WAY, AND HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, AS TO THE CONDITION OR THE VALUE OF ANY ASSETS OR BUSINESSES OR THE AMOUNT OF ANY LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE FREEDOM FROM ANY SECURITY INTERESTS OF ANY ASSETS OR LIABILITIES, AS TO NONINFRINGEMENT, VALIDITY OR ENFORCEABILITY CONCERNING ANY ASSETS, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ACCOUNTS RECEIVABLE, OR AS TO THE LEGAL SUFFICIENCY OF ANY CONTRIBUTION, ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED HEREUNDER OR UNDER ANY TRANSACTION AGREEMENT TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN, THE MERGER AGREEMENT OR IN ANY OTHER TRANSACTION AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS, WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST AND (II) ANY NECESSARY CONSENTS ARE NOT OBTAINED OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.
(b) Each of Florida (on behalf of itself and each member of the Florida Group) and SpinCo (on behalf of itself and each member of the SpinCo Group) further understands and agrees that if the disclaimer of express or implied representations and warranties contained in Section 2.6(a) is held unenforceable or is unavailable for any reason under the Laws of any jurisdiction outside the United States or if, under the Laws of a jurisdiction outside the United States, both Florida or any member of the Florida Group, on the one hand, and SpinCo or any member of the SpinCo Group, on the other hand, are jointly or severally liable for any Florida Liability or any SpinCo Liability, then the Parties intend that, notwithstanding any provision to the contrary under the Laws of such non-U.S. jurisdictions, the provisions of the Transaction Agreements (including the disclaimer of all representations and

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warranties, allocation of Liabilities among the Parties and their respective Subsidiaries, releases, indemnification and contribution of Liabilities) shall to the fullest extent permitted by Law prevail for any and all purposes among the Parties and their respective Subsidiaries.
Section 2.7   Cash Management.   From the date of this Agreement until the Distribution, Florida and its Subsidiaries shall be entitled to use, retain or otherwise dispose of all cash generated by the SpinCo Business and the SpinCo Assets or otherwise held by any member of the SpinCo Group.
Section 2.8   Insurance.
(a) With respect to any Policy in effect on or before the Distribution Effective Time that is owned by a member of the Florida Group or the SpinCo Group, as applicable, under which a member of the other Group is named as an additional insured (the “Additional Insured Members” and such Policies, collectively, the “Shared Policies” and each, a “Shared Policy”), the applicable member(s) of the Florida Group or the SpinCo Group, as applicable, shall continue to own the Shared Policies.
(b) From and after the Distribution Effective Time, the Florida Group or the SpinCo Group, as applicable, shall (i) use best efforts to maintain the Shared Policies in full force and effect until the two (2) year anniversary of the Distribution Effective Time (the “Shared Policy Separation Date”), (ii) enable the Additional Insured Members to pursue any applicable claims for events occurring prior to the Shared Policy Separation Date pursuant to the terms of the applicable Shared Policy in effect at the time of such event and (iii) enable the Additional Insured Members to recover insurance proceeds under the terms of such Shared Policies (including recovery of such insurance proceeds after the Shared Policy Separation Date) to the extent that such Additional Insured Members have suffered damages in respect of such event.
(c) From and after the Distribution Effective Time, Florida (or any member of the Florida Group) or SpinCo (or any member of the SpinCo Group), as applicable, shall not, without the prior written consent of the other Party, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Shared Policies in a manner that would adversely affect any rights of any Additional Insured Member thereunder.
(d) At the request of Florida or SpinCo, as applicable, the other Group shall pay its equitable share of the premiums required under the terms of the respective Shared Policies in respect of the periods from and after the Distribution Effective Time and until the Shared Policy Separation Date. The portion of such premiums under the Shared Policies to be attributable to the Florida Business or the SpinCo Business, as applicable, and paid by such Group shall be determined by a certified actuary professional mutually agreed upon by the Parties or as otherwise determined by the Parties in good faith.
(e) Prior to the Distribution Effective Time, at the request of Florida or SpinCo, as applicable, the other Party shall promptly cause any member of the requesting Party’s Group to be named as an additional insured under any Policy owned by any member of the other Group.
(f) Nothing contained in this Section 2.8 shall be construed to be an attempted assignment of or a change to any part of the ownership of the Shared Policies or shall be construed to waive any right or remedy of any member of the Florida Group or the SpinCo Group, as applicable, in respect of the Shared Policies owned by such Group.
(g) The Parties agree to use (and cause the members of their respective Groups to use) their commercially reasonable efforts to cooperate with respect to the various matters related to the Shared Policies contemplated by this Section 2.8.
Section 2.9   Ancillary Agreements.   In furtherance of the Separation, at or prior to the Distribution Effective Time, each Party agrees that, from the date hereof through the Distribution Effective Time, it shall cooperate fully and negotiate in good faith with the other Parties in finalizing the Ancillary Agreements. Prior to the Distribution Effective Time, the Parties shall use their respective commercially reasonable efforts to engage in separation and integration planning with respect to the SpinCo Business; provided that no Party shall be required to take any such actions to the extent they would reasonably be expected to

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(A) jeopardize, or result in the loss or waiver of, any attorney-client or other legal privilege, (B) contravene any applicable Law, fiduciary duty or Third Party Contract or (C) result in the loss of protection of any proprietary information or Trade Secrets of such Party.
Section 2.10   Issuance of SpinCo Common Units(a).   On or before the Distribution Date, in connection with the Transfer of the SpinCo Assets and the Assumption of the SpinCo Liabilities as provided in this Agreement, SpinCo will issue and deliver to Florida a number of SpinCo Common Units in book-entry form in an amount equal to the difference of (i) [•]1, minus (ii) the number of SpinCo Common Units held by Florida immediately prior to such issuance.
ARTICLE III
THE DISTRIBUTION
Section 3.1   Distribution.
(a) The Board of Directors of Florida (or a committee of the Board of Directors of Florida acting pursuant to delegated authority), in accordance with all applicable Laws and the Organizational Documents of Florida, shall set the Record Date and the Distribution Date, and shall declare, pay and otherwise effectuate the Distribution, in accordance with all applicable Laws, the Organizational Documents of Florida and any procedures established by Florida at the direction of the Board of Directors of Florida (or an authorized committee thereof).
(b) On the Distribution Date, all SpinCo Common Units held by Florida as of immediately prior to the Distribution Effective Time shall be distributed to the Record Holders on a pro rata basis, where each Record Holder shall receive a number of SpinCo Common Units equal to the number of SpinCo Common Units held by Florida as of immediately prior to the Distribution Effective Time, multiplied by a fraction, the numerator of which is the number of shares of Florida Common Stock held by the Record Holder on the Record Date and the denominator of which is the total number of shares of Florida Common Stock outstanding on the Record Date (excluding treasury shares held by Florida).
(c) No Party, nor any of its Affiliates, shall be liable to any Person in respect of any SpinCo Common Units, or distributions in respect thereof, that are delivered to a public official in accordance with the provisions of any applicable escheat, abandoned property or similar applicable Law.
Section 3.2   Conditions to Distribution.   The obligation of Florida to consummate the Distribution is subject to the prior or simultaneous satisfaction or, to the extent permitted by applicable Law, waiver in accordance with the Merger Agreement of each of the conditions to the obligation of the parties to the Merger Agreement to consummate the Merger and effect the other transactions contemplated by the Merger Agreement (other than those conditions that by their nature are to be satisfied contemporaneously with or immediately following the Distribution). Notwithstanding anything in this Agreement to the contrary, the Parties agree that the Distribution Effective Time shall occur on the same date as the Closing, as determined in accordance with the applicable terms and conditions of the Merger Agreement.
ARTICLE IV
CERTAIN COVENANTS
Section 4.1   Further Assurances.   Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing or causing to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated hereby as soon as practicable after the date hereof and as may be otherwise required to consummate and make effective the transactions contemplated by this Agreement and the Split-Off Agreement.
Section 4.2   Removal of Florida Assets.
(a) Except as may be otherwise agreed to by the Parties, all tangible SpinCo Assets that are located at any Florida Facilities shall be delivered by the applicable member of the Florida Group, prior to the Distribution Effective Time or as promptly thereafter as practicable, to the applicable SpinCo Facility, at Florida’s expense.

1
Note to Draft: Total number of SpinCo Common Units to be distributed to shareholders of Florida.

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(b) Except as may be otherwise agreed to by the Parties, all tangible Florida Assets that are located at any SpinCo Facilities shall be moved as promptly as practicable after the Distribution Effective Time from such facilities, at Florida’s expense and, following the Distribution Effective Time, in a manner so as not to unreasonably interfere with the operations of any member of the SpinCo Group and to not cause damage to such SpinCo Facility, and such member of the SpinCo Group shall provide reasonable access to such SpinCo Facility to effectuate such movement.
Section 4.3   Florida Marks.   SpinCo agrees that, except as set forth in this Section 4.3, after the Distribution Effective Time, (a) the SpinCo Group will have no right, title, interest, license or any other right whatsoever in the Florida Marks and that no member of the Florida Group will have assigned such right, title, interest, license or other right to SpinCo or the SpinCo Group and (b) each member of the SpinCo Group will cease and discontinue any and all uses of Florida Marks immediately upon the Distribution Effective Time; provided that, for a period of six (6) months following the Distribution Date, the SpinCo Group shall have the right to continue to use the marketing and promotional materials, invoices, business cards, schedules, displays, signs, stationery, technical guidelines, product manuals, packing materials and other supplies and similar materials, that were previously created and included in the SpinCo Assets and that incorporate the Florida Marks, in the manner such materials were used in the SpinCo Business prior to the Distribution Date.
ARTICLE V
INDEMNIFICATION
Section 5.1   Release of Pre-Distribution Claims.
(a) Except as provided in Section 5.1(b), effective as of the Distribution Effective Time:
(i) Florida, for itself and each member of the Florida Group and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Effective Time were directors, officers, partners, managers, agents or employees of any member of the Florida Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, does hereby remise, release and forever discharge the SpinCo Indemnitees from any and all Liabilities, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution Effective Time, including in connection with the Separation and the Distribution and any of the other transactions contemplated hereunder and under the Transaction Agreements. Without limitation, the foregoing release includes a release of any rights and benefits with respect to such Liabilities that Florida and each member of the Florida Group, and their respective successor and assigns, now has or in the future may have conferred upon them by virtue of any statute or common law principle which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, Florida hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and it further agrees that this release has been negotiated and agreed upon in light of that awareness and it nevertheless hereby intends to release the SpinCo Indemnitees from the Liabilities described in the first sentence of this Section 5.1(a)(i).
(ii) SpinCo, for itself and each member of the SpinCo Group and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Effective Time were directors, officers, partners, managers, agents or employees of any member of the SpinCo Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, does hereby remise, release and forever discharge the Florida Indemnitees from any and all Liabilities, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution

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Effective Time, including in connection with the Separation and the Distribution and any of the other transactions contemplated hereunder and under the Transaction Agreements. Without limitation, the foregoing release includes a release of any rights and benefits with respect to such Liabilities that SpinCo and each member of the SpinCo Group, and their respective successor and assigns, now has or in the future may have conferred upon them by virtue of any statute or common law principle which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, SpinCo hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and it further agrees that this release has been negotiated and agreed upon in light of that awareness and it nevertheless hereby intends to release the Florida Indemnitees from the Liabilities described in the first sentence of this Section 5.1(a)(ii).
(b) Nothing contained in Section 5.1(a) shall:
(i) limit or otherwise affect any Person’s rights or obligations pursuant to or contemplated by, or ability to enforce, any Transaction Agreement, in each case in accordance with its terms, including (A) the obligation of SpinCo to Assume and satisfy the SpinCo Liabilities, (B) the obligation of Florida to Assume and satisfy the Florida Liabilities, (C) the obligations of Florida and its applicable Affiliates to Transfer the SpinCo Assets in accordance with this Agreement, (D) the obligations of SpinCo and its applicable Affiliates to Transfer the Florida Assets in accordance with this Agreement or (E) the obligations of Florida and SpinCo to perform their respective obligations and indemnify each other under this Agreement, including pursuant to this Article V, the Merger Agreement and the other Transaction Agreements;
(ii) apply to any Liability the release of which would result in the release of any Person other than a Person expressly released pursuant to Section 5.1(a);
(iii) release any Person from, or waive any rights under, any Liability provided in or resulting from any Contract to which any member of the SpinCo Group, on the one hand, and any Florida Group, on the other hand, is a party, that does not terminate as of the Distribution Date in accordance with Section 2.3; or
(iv) release any SpinCo Employee or SpinCo Contractor from any Contract with any member of the Florida Group to the extent related to any Florida Asset.
(c) Following the Distribution Effective Time, Florida shall not, and shall cause each other member of the Florida Group not to, make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution, recovery or any indemnification, against SpinCo or any of its Affiliates, or any other Person released with respect to any Liabilities released pursuant to Section 5.1(a)(i).   Following the Distribution Effective Time, SpinCo shall not, and shall cause each of its controlled Affiliates not to, make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution, recovery or any indemnification, against Florida or any of its Affiliates, or any other Person released with respect to any Liabilities released pursuant to Section 5.1(a)(ii).
Section 5.2   Indemnification by Florida.   Without limiting the indemnity provisions of any other Ancillary Agreements, from and after the Distribution Effective Time, Florida shall and shall cause the other members of the Florida Group, on a joint and several basis, to indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the SpinCo Indemnitees from and against, and shall reimburse such SpinCo Indemnitees with respect to, any and all Indemnifiable Losses of the SpinCo Indemnitees to the extent arising out of, resulting from or related to (without duplication): (a) the Florida Liabilities, including the failure of any member of the Florida Group to Assume any such Florida Liabilities, and (b) any breach by Florida or any other member of the Florida Group of any obligations to be performed by such Persons pursuant to this Agreement subsequent to the Distribution Effective Time, in each which case any such indemnification claims shall be made hereunder (each, a “SpinCo Claim”).

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Section 5.3   Indemnification by SpinCo.   Without limiting the indemnity provisions of any other Ancillary Agreements, from and after the Distribution Effective Time, SpinCo shall, and shall cause each of the other members of the SpinCo Group, on a joint and several basis, to indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the Florida Indemnitees from and against, and shall reimburse such Florida Indemnitees with respect to, any and all Indemnifiable Losses of the Florida Indemnitees to the extent arising out of, resulting from or related to (without duplication): (a) the SpinCo Liabilities, including the failure of any member of the SpinCo Group to Assume any such SpinCo Liabilities, and (b) any breach by SpinCo or any other member of the SpinCo Group of any obligations to be performed by such Persons pursuant to this Agreement subsequent to the Distribution Effective Time, in each which case any such indemnification claims shall be made hereunder (each, a “Florida Claim”).
Section 5.4   Procedures for Indemnification.
(a) Direct Claims.   Other than with respect to Third Party Claims, which shall be governed by Section 5.4(b):
(i) if a SpinCo Indemnitee has made a determination that it is or may be entitled to indemnification in respect of any SpinCo Claim, the SpinCo Indemnitee shall so notify Florida as promptly as reasonably possible after becoming aware of the existence of such SpinCo Claim; and
(ii) if a Florida Indemnitee has made a determination that it is or may be entitled to indemnification in respect of any Florida Claim, the Florida Indemnitee shall so notify SpinCo as promptly as reasonably possible after becoming aware of the existence of such Florida Claim (any such claim made pursuant to Section 5.4(a)(i) or this Section 5.4(a)(ii), a “Direct Claim”).
Each such notice shall be in writing and shall describe in reasonable detail the basis for the claim for indemnification hereunder and set forth, to the extent known, the estimated amount of Indemnifiable Losses for which indemnification may be sought hereunder relating to such claim and, to the extent practicable, the method of computation thereof; provided, however, that the failure to provide (or delay in providing) such written notice shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure or delay.
(b) Third Party Claims.   If an Indemnitee receives notice or otherwise learns of the assertion by any Third Party of any claim or demand or of the commencement by any Third Party of any Action as to which an Indemnifying Party may be obligated to provide indemnification pursuant to this Agreement (a “Third Party Claim”), Florida (on behalf of the Florida Indemnitees) or SpinCo (on behalf of the SpinCo Indemnitees), as applicable (such claimant, the “Claiming Party”), shall notify the Indemnifying Party of the Third Party Claim in writing and in reasonable detail describing the basis for any claim for indemnification hereunder and including copies of all notices and documents received by the Claiming Party (and any or all of its Indemnitees) from Third Parties relating to the Third Party Claim (subject to any bona fide claims of attorney-client privilege) promptly (and in any event with twenty (20) days after receipt by such Indemnitee of written notice of the Third Party Claim); provided, however, that the failure to provide notice of any such Third Party Claim pursuant to this sentence shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Claiming Party shall deliver to the Indemnifying Party, promptly (and in any event within five (5) Business Days) after the receipt thereof by the Claiming Party (or any of its Indemnitees), copies of any and all additional written notices and documents (including court papers) received by the Claiming Party (or any of its Indemnitees) from Third Parties relating to the Third Party Claim, subject to any bona fide claims of attorney-client privilege.
(c) Subject to the provisions of this Section 5.4(c), the Indemnifying Party has the right, exercisable by written notice to the Claiming Party within thirty (30) days after receipt of notice from the Claiming Party pursuant to Section 5.4(b), to assume and conduct the defense (including settlement) of such Third Party Claim in accordance with the limits set forth in this Agreement with counsel selected by the Indemnifying Party and reasonably acceptable to the applicable Indemnitees. If the Indemnifying

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Party does not assume the defense of a Third Party Claim in accordance with this Section 5.4(c), the Indemnitee may defend the Third Party Claim. If the Indemnifying Party has assumed the defense of a Third Party Claim as provided in this Section 5.4(c), the Indemnifying Party shall not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense of the Third Party Claim; provided, however, that if (i) in the reasonable judgment of the Indemnitee, after consultation with outside counsel, there exists a conflict of interest between the Indemnifying Party and the applicable Indemnitee(s) in the defense of such Third Party Claim by the Indemnifying Party, (ii) the party making such Third Party Claim is a Governmental Authority with regulatory or other authority over the Indemnitee or any of its material assets, (iii) the Third Party Claim seeks injunctive or other nonmonetary relief that, if granted, would reasonably be expected to have a material and adverse effect on the Indemnitee’s business or (iv) the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third Party Claim, in each case, the Indemnitee may assume its own defense, and the Indemnifying Party shall be liable for all reasonable costs or expenses paid or incurred in connection with such defense. The Indemnifying Party or the Indemnitee, as the case may be, has the right to participate in (but, subject to the prior sentence, not control), at its own expense, the defense of any Third Party Claim that the other Person is defending as provided in this Agreement. The Indemnifying Party, if it has assumed the defense of any Third Party Claim as provided in this Agreement, may not, without the prior written consent of the Indemnitee, consent to a settlement or compromise of, or the entry of any judgment arising from, any such Third Party Claim that (A) does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnitee of a complete release from all liability in respect of such Third Party Claim, (B) provides for injunctive or other nonmonetary relief affecting the Indemnitee or any of its Affiliates, or for monetary relief with respect to which the Indemnitee and its Affiliates are not entitled to indemnification under this Agreement, or (C) in the reasonable opinion of the Indemnitee, would otherwise materially and adversely affect the Indemnitee or any of its Affiliates. The Indemnitee may consent to a settlement or compromise of, or the entry of any judgment arising from, any Third Party Claim, the defense of which has not been assumed by the Indemnifying Party, only with the prior written consent of the Indemnifying Party, not to be unreasonably withheld, conditioned or delayed.
(d) The Claiming Party and the Indemnifying Party shall (and the Claiming Party shall cause the applicable Indemnitee(s) to) make reasonably available to each other and their respective agents and representatives all relevant information available to them that are necessary or appropriate for the defense of any Third Party Claim, subject to any bona fide claims of attorney-client privilege, and each of the Indemnifying Party and the Claiming Party shall use its reasonable efforts to assist, and to cause the employees and counsel of such party to assist, in the defense of such Third Party Claim. If a Party asserts its right to participate in the defense of any Third Party Claim, the Party controlling the defense and investigation of such Third Party Claim shall act in good faith and reasonably consult and cooperate with the Indemnitee or the Indemnifying Party, as the case may be, in connection with any appearances, briefs, arguments and proposals made or submitted by or on behalf of any party in connection with the Third Party Claim (including considering in good faith all reasonable additions, deletions or changes suggested by the Indemnitee or the Indemnifying Party, as the case may be, in connection any filings made with any Governmental Authority or proposals to the Third Party claimant in connection therewith).
(e) With respect to any Third Party Claim that implicates both Parties in any material respect due to the allocation of Liabilities, responsibilities for management of defense and related indemnities pursuant to this Agreement or any of the Transaction Agreements, the Parties agree to use commercially reasonable efforts to cooperate fully and maintain a joint defense (in a manner that, to the extent reasonably practicable, will preserve for all Parties any Privilege with respect thereto).
(f) The provisions of this Section 5.4 (other than this Section 5.4(f)) and Section 5.7 shall not apply to Taxes (Taxes being governed by the Tax Matters Agreement).
Section 5.5   Indemnification Obligations Net of Insurance Proceeds and Other Amounts.
(a) Any recovery by any Party (including any of its Indemnitees) for any Indemnifiable Loss subject to indemnification pursuant to this Article V shall be calculated (i) net of Insurance Proceeds actually received by such Party (or any of its Indemnitees) with respect to any Indemnifiable Loss and

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(ii) net of any proceeds actually received by such Party (or any of its Indemnitees) from any Third Party with respect to any such Liability corresponding to the Indemnifiable Loss (“Third Party Proceeds”), in the case of (i) and (ii) net of the costs of collection thereof and any increase in premium attributable thereto under applicable Third Party Policies. Accordingly, the amount which any Indemnifying Party is required to pay pursuant to this Article V to any Indemnitee pursuant to this Article V shall be reduced by any Insurance Proceeds or Third Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee corresponding to the related Indemnifiable Loss. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party corresponding to any Indemnifiable Loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third Party Proceeds, then the Indemnitee shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.
(b) Insurers and Other Third Parties Not Relieved.   The Parties hereby agree that an insurer or other Third Party that would otherwise be obligated to pay any amount shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto by virtue of any provision contained in this Agreement or any Transaction Agreement, and that no insurer or any other Third Party shall be entitled to a “windfall” (e.g., a benefit they would not otherwise be entitled to receive, or the reduction or elimination of an insurance coverage obligation that they would otherwise have, in the absence of the indemnification or release provisions) by virtue of any provision contained in this Agreement or any Transaction Agreement. Each Party shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to collect or recover, or allow the Indemnifying Party to collect or recover, or cooperate with each other in collecting or recovering, any Insurance Proceeds that may be collectible or recoverable respecting the Liabilities for which indemnification may be available under this Article V.   Notwithstanding the foregoing, an Indemnifying Party may not delay making any Indemnity Payment required under the terms of this Agreement, or otherwise satisfying any indemnification obligation, pending the outcome of any Actions to collect or recover Insurance Proceeds, and an Indemnitee need not attempt to collect any Insurance Proceeds prior to making a claim for indemnification or receiving any Indemnity Payment otherwise owed to it under this Agreement or any Transaction Agreement.
Section 5.6   Contribution.   If the indemnification provided for in this Article V is unavailable for any reason to an Indemnitee (other than failure to provide notice with respect to any Third Party Claims in accordance with Section 5.4(b)) in respect of any Indemnifiable Loss, then the Indemnifying Party shall, in accordance with this Section 5.6, contribute to the Indemnifiable Losses incurred, paid or payable by such Indemnitee as a result of such Indemnifiable Loss in such proportion as is appropriate to reflect the relative fault of SpinCo and each other member of the SpinCo Group, on the one hand, and Florida and each other member of the Florida Group, on the other hand, in connection with the circumstances which resulted in such Indemnifiable Loss. Solely for purposes of determining relative fault pursuant to this Section 5.6: (i) any fault associated with the conduct of the Florida Business prior to the Distribution Effective Time shall be deemed to be allocated to Florida and the other members of the Florida Group, and no such fault shall be deemed to be the fault of SpinCo or any other member of the SpinCo Group; and (ii) any fault associated with the conduct of the SpinCo Business prior to the Distribution Effective Time shall be deemed to be the fault of SpinCo and the other members of the SpinCo Group, and no such fault shall be deemed to be the fault of Florida or any other member of the Florida Group.
Section 5.7   Additional Matters; Survival of Indemnities.
(a) The agreements contained in this Article V shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee; and (ii) the knowledge by the Indemnitee of Indemnifiable Losses for which it might be entitled to payment hereunder. The agreements contained in this Article V shall survive the Distribution.
(b) The rights and obligations of each Party and their respective Indemnitees under this Article V shall survive (i) the sale or other Transfer by any Party or its respective Subsidiaries of any Assets or businesses or the assignment by it of any Liabilities and (ii) any merger, consolidation, business

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combination, sale of all or substantially all of the Assets, restructuring, recapitalization, reorganization or similar transaction involving either Party or any of its Subsidiaries.
(c) The Parties intend and hereby agree that this Article V sets forth the exclusive remedy of the Parties and the parties to the Conveyance and Assumption Instruments, as applicable, following the Distribution Effective Time for any Liabilities arising out of any breach of the covenants or agreements contained in this Agreement (including with respect to Indemnifiable Losses arising out of, resulting from or related to Florida Liabilities or SpinCo Liabilities, as the case may be) or any Conveyance and Assumption Instrument, except that nothing contained in this Section 5.7(c) shall impair any right of any Person (i) to specific performance under this Agreement or (ii) to equitable relief as provided in Section 8.17, in any other Transaction Agreement or in the Split-Off Agreement. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the other Parties in connection herewith or any Conveyance and Assumption Instrument or arising under or based upon any Law other than the right to seek indemnity pursuant to this Article V and the right to seek the relief described in clauses (i) or (ii) of the preceding sentence. Each Party shall cause its Representatives to comply with this Section 5.7(c).
(d) Any amounts payable pursuant to this Article V shall be paid without duplication, and in no event shall any party be indemnified or receive contribution under different provisions of any Transaction Agreement for the same Liabilities.
(e) Any amount to be paid or reimbursed by an Indemnifying Party (or a member of such Party’s Group) to an Indemnitee pursuant to this Article V shall be paid in accordance with the procedures set forth in Section 8.11.
(f) From and after the Distribution Effective Time, with respect to any Action where Florida or SpinCo (or any member of such other Party’s Group) is a defendant, when and if requested by such Party, the other Party shall use commercially reasonable efforts to petition the applicable court or tribunal to remove the requesting Party as a defendant to the extent that such Action relates solely to Assets or Liabilities that the other Party (or any member of such other Party’s Group) has been allocated pursuant to Article II, and the other Party shall cooperate and assist in any required communication with any plaintiff or other related Third Party.
(g) No Party hereto shall have any right to set off any losses (including Indemnifiable Losses) under this Article V against any payments to be made by such Party pursuant to this Agreement or any other agreement between the Parties, including the Merger Agreement or any of the Ancillary Agreements.
(h) Notwithstanding anything herein to the contrary, nothing in this Article V is intended to provide any rights of indemnification in respect of any other Transaction Agreement.
ARTICLE VI
PRESERVATION OF RECORDS; ACCESS TO INFORMATION;
CONFIDENTIALITY; PRIVILEGE
Section 6.1   Generally.
(a) Other than in circumstances in which indemnification is sought pursuant to Article V (in which event the provisions of Article V shall govern) or for matters related to provision of Tax Records (in which event the provisions of the Tax Matters Agreement shall govern), and subject to appropriate restrictions for Privileged Information or Confidential Information, from and after the Distribution Effective Time and until the later of (x) the sixth anniversary of the Distribution Effective Time and (y) the expiration of the relevant statute of limitations period, if applicable, and subject to compliance with the terms of the Transaction Agreements, upon the prior written reasonable request (i) by Florida or SpinCo for Shared Information or (ii) by (A) SpinCo for Retained SpinCo Information or (B) Florida for Retained Florida Information, the applicable Party shall use commercially reasonable efforts to provide, as soon as reasonably practicable following the receipt of such request, appropriate access or, to the extent such information is reasonably practicable to identify and extract, copies of such information

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in the possession or control of such applicable Party or any of its Affiliates, but only to the extent such requested information is not already in the possession or control of the requesting Party or any of its Affiliates; provided, that in connection with the provision of information under this Section 6.1(a), Florida shall be entitled to redact any portion of the Retained SpinCo Information to the extent related to any matter other than the SpinCo Business, and SpinCo shall be entitled to redact any portion of the Retained Florida Information to the extent related to any matter other than the Florida Business; provided further, that in the event that any Shared Information, Retained SpinCo Information or Retained Florida Information, as the case may be, constitutes Privileged Information, the Parties shall use commercially reasonable efforts to provide such access to such information in a manner that would not reasonably be expected to violate any such privilege. Each of Florida and SpinCo agree to make their respective personnel available during regular business hours to discuss the information exchanged pursuant to this Article VI.
(b) Each of Florida and SpinCo shall inform their respective Representatives who have or have access to the other Party’s Confidential Information or other information provided pursuant to this Article VI of their obligation to hold such information confidential in accordance with the provisions of this Agreement.
(c) Nothing in this Article VI shall require any Party to violate any agreement with any Third Party regarding the confidentiality of confidential and proprietary information relating to that Third Party or its business; provided, however, that in the event that a Party would be required under this Section 6.1 to disclose any such information, such Party shall use commercially reasonable efforts to seek to obtain such Third Party’s written consent to the disclosure of such information and to otherwise disclose any such information in a manner that would not reasonably be expected to violate such agreement.
(d) Neither Florida nor SpinCo will have any Liability to the other Party in the event that any information exchanged or provided pursuant to this Agreement that is an estimate or forecast, or that is based on an estimate or forecast, is found to be inaccurate in the absence of willful misconduct by the providing Person.
Section 6.2   Financial Statements and Accounting.   Without limitation of Section 6.1, from the Distribution Effective Time until the completion of each Party’s audit for the fiscal year ending December 31, 2021 (and for a reasonable period of time afterwards as required by Law for Florida to prepare consolidated financial statements or complete a financial statement audit for any period during which the financial results of the SpinCo Group were consolidated with those of Florida), each of Florida and SpinCo agrees to provide reasonable assistance and, subject to Section 6.6, reasonable access to its properties, books and records, other information and personnel, and to use its commercially reasonable efforts to cooperate with the other Party’s requests, in each case to enable, to the extent applicable, (i) such other Party to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K, to the extent applicable, (ii) such other Party’s accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements of such other Party, including, to the extent applicable to such Party, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder and (iii) such other Party to respond to any written request or official comment from a Governmental Authority, including in connection with responding to a comment letter from the SEC; provided, that in connection with this clause (iii), each Party shall provide reasonable access on the terms set forth in this Section 6.2 for a period of three (3) years following the Distribution Date.
Section 6.3   Witness Services.   At all times from and after the Distribution Effective Time, each of Florida and SpinCo shall use its commercially reasonable efforts to make available to the other Party, upon reasonable written request, its and its Subsidiaries’ officers, directors, employees and agents (taking into account the business demands of such individuals) as witnesses to the extent that (i) such Persons may reasonably be required to testify in connection with the prosecution or defense of any Action in which the requesting Party may from time to time be involved (except for claims, demands or Actions in which one or

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more members of one Group is adverse to one or more members of the other Group) and (ii) there is no conflict in the Action between the requesting Party and the other Party. A Party providing a witness to the other Party under this Section 6.3 shall be entitled to receive from the recipient of such witness services, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses), as may be reasonably incurred and properly paid under applicable Law.
Section 6.4   Reimbursement.   Except as otherwise set forth in the Merger Agreement or any Ancillary Agreement, the Party requesting information or services pursuant to this Article VI agrees to reimburse the other Party for the reasonable out-of-pocket costs, if any, actually incurred in connection with delivering such information or services, to the extent that such costs are incurred for the benefit of the requesting Party.
Section 6.5   Retention of Information.   Each Party agrees to use its commercially reasonable efforts to retain all information that relates to the operations of the SpinCo Business in its respective possession or control at the Distribution Effective Time in accordance with the policies of Florida as in effect on the Distribution Date (or such other policies as may be adopted by either Party in good faith thereafter, provided, that each Party shall notify the other Party of any such change). No Party shall destroy, or permit any of its Subsidiaries to destroy, any information which the other Parties may have the right to obtain pursuant to this Agreement prior to the end of the retention period set forth in such Party’s retention policies without first using its commercially reasonable efforts to notify the other Parties of the proposed destruction and giving the other Parties the opportunity to take possession or make copies of such information prior to such destruction. Notwithstanding the foregoing, the Tax Matters Agreement will govern the retention of Tax Returns, schedules and work papers and all material records or other documents relating thereto.
Section 6.6   Confidentiality.
(a) From and after the Distribution Effective Time, Florida shall not, and shall cause each member of the Florida Group and its and their respective Representatives not to, directly or indirectly, without the prior written consent of SpinCo, disclose to any Third Party (other than to each other and their respective Representatives who need to know the information and who are advised of the confidential nature of such information) any Confidential Information related to the SpinCo Business; provided, that the foregoing restrictions shall not (i) apply to any information generally available to the public (other than as a result of disclosure in violation of this Section 6.6(a)) or (ii) prohibit disclosure required by applicable Law so long as, to the extent legally permissible, Florida or such member of the Florida Group provides SpinCo with reasonable prior written notice of such disclosure and a reasonable opportunity to contest such disclosure at SpinCo’s sole expense. From and after the Distribution Effective Time, Florida shall, and shall cause each member of the Florida Group and its and their respective Representatives to, use such Confidential Information related to the SpinCo Business only in connection with the purpose for which such Confidential Information was retained by Florida or such member of the Florida Group in accordance with this Agreement, and for no other reason (and only for so long as such purpose continues to be applicable to Florida or such member of the Florida Group).
(b) From and after the Distribution Effective Time, SpinCo shall not, and shall cause each other member of the SpinCo Group and its and their respective Representatives not to, directly or indirectly, without the prior written consent of Florida, disclose to any Third Party (other than to each other and their respective Representatives who need to know the information and who are advised of the confidential nature of such information) any Confidential Information related to the Florida Business; provided, that the foregoing restrictions shall not (i) apply to any information generally available to the public (other than as a result of disclosure in violation of this Section 6.6(b)) or (ii) prohibit disclosure required by applicable Law so long as, to the extent legally permissible, SpinCo or such member of the SpinCo Group provides Florida with reasonable prior written notice of such disclosure and a reasonable opportunity to contest such disclosure at Florida’s sole expense. From and after the Distribution Effective Time, SpinCo shall, and shall cause each other member of the SpinCo Group and its and their respective Representatives to, use such Confidential Information related to the Florida Business only in connection with the purpose for which such Confidential Information was retained by

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SpinCo or such member of the SpinCo Group in accordance with this Agreement, and for no other reason (and only for so long as such purpose continues to be applicable to SpinCo or such member of the SpinCo Group).
(c) For the avoidance of doubt and notwithstanding any other provision of this Section 6.6, (i) the sharing of Privileged Information shall be governed solely by Section 6.7, and (ii) information that is subject to any confidentiality provision or other disclosure restriction in any Ancillary Agreement shall be governed by the terms of such Ancillary Agreement.
Section 6.7   Privilege Matters.
(a) Pre-Distribution Services.   The Parties recognize that legal and other professional services that have been and will be provided prior to the Distribution Effective Time have been and will be rendered for the collective benefit of each of the members of the Florida Group and the SpinCo Group, and, to the fullest extent permitted by Law, that each of the members of the Florida Group and the SpinCo Group should be deemed to be the client with respect to such pre-Distribution services for the purposes of asserting all privileges, immunities or other protections from disclosure which may be asserted under applicable Law, including attorney-client privilege, business strategy privilege, joint defense privilege, common interest privilege and protection under the work-product doctrine (“Privilege”). To the fullest extent permitted by Law, Florida and SpinCo shall have a shared Privilege with respect to all information subject to Privilege (“Privileged Information”) which relates to such pre-Distribution services. For the avoidance of doubt, Privileged Information within the scope of this Section 6.7(a) includes, but is not limited to, services rendered by legal counsel retained or employed by any Florida or SpinCo (or any member of such Party’s respective Group), including outside counsel and in-house counsel.
(b) Post-Distribution Services.   The Parties recognize that legal and other professional services will be provided following the Distribution Effective Time to each of Florida and SpinCo. The Parties further recognize that certain of such post-Distribution services will be rendered solely for the benefit of Florida or SpinCo, as the case may be, while other such post-Distribution services may be rendered with respect to Actions or other matters which involve both Florida and SpinCo. To the fullest extent permitted by Law, with respect to such post- Distribution services and related Privileged Information, the Parties agree as follows:
(i) All Privileged Information relating to any claims, proceedings, litigation, disputes or other matters which involve both Florida and SpinCo shall be subject to a shared Privilege among the Parties involved in the claims, proceedings, litigation, disputes or other matters at issue; and
(ii) Except as otherwise provided in Section 6.7(b)(i), Privileged Information relating to post-Distribution services provided solely to one of Florida or SpinCo shall not be deemed shared between the Parties; provided, that the foregoing shall not be construed or interpreted to restrict the right or authority of the Parties (x) to enter into any further agreement, not otherwise inconsistent with the terms of this Agreement, concerning the sharing of Privileged Information or (y) otherwise to share Privileged Information without waiving any Privilege which could be asserted under applicable Law.
(c) The Parties agree as follows regarding all Privileged Information with respect to which the Parties shall have a shared Privilege under Section 6.7(a) or (b):
(i) Subject to Section 6.7(c)(iii) and (iv), neither Florida nor SpinCo may waive, or allege or purport to waive, any Privilege which could be asserted under any applicable Law, and in which the other Party has a shared Privilege, without the written consent of the other Party;
(ii) If a dispute arises between or among the Parties or their respective Subsidiaries regarding whether a Privilege should be waived to protect or advance the interest of any Party, each Party agrees that it shall negotiate in good faith, shall endeavor to minimize any prejudice to the rights of the other Party and each of Florida and SpinCo, on behalf of themselves and their respective Group, specifically agrees that it shall not withhold consent to waive for any purpose except to protect its own legitimate interests;

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(iii) If, within fifteen (15) days of receipt by the requesting Party of written objection, the Parties have not succeeded in negotiating a resolution to any dispute regarding whether a Privilege should be waived, and the requesting Party determines that a Privilege should nonetheless be waived to protect or advance its interest, the requesting Party shall provide the objecting Party fifteen (15) days’ written notice prior to effecting such waiver. Each Party specifically agrees that failure within fifteen (15) days of receipt of such notice to commence proceedings in accordance with Article VIII to enjoin such waiver under applicable Law shall be deemed full and effective consent to such waiver, and the Parties agree that any such Privilege shall not be waived by either party under the final determination of such dispute in accordance with Article VIII; and
(iv) In the event of any litigation or dispute between the Parties, or any members of their respective Groups, either Florida or SpinCo, on behalf of themselves and their respective Group, may waive a Privilege in which the other Party or member of such Group has a shared Privilege, without obtaining the consent of the other Party; provided, that such waiver of a shared Privilege shall to the fullest extent permitted by Law be effective only as to the use of Privileged Information with respect to the litigation or dispute between the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared Privilege with respect to third parties.
(d) The transfer of all information pursuant to this Agreement is made in reliance on the agreement of Florida or SpinCo as set forth in Section 6.6 and this Section 6.7(d), to maintain the confidentiality of Privileged Information and to assert and maintain any applicable Privilege. The access to Privileged Information being granted pursuant to Section 6.1 and Section 6.2, the agreement to provide witnesses and individuals pursuant to Section 6.3, the furnishing of notices and documents and other cooperative efforts contemplated by Section 5.4 and the transfer of Privileged Information between the Parties and their respective Subsidiaries pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Agreement or otherwise.
Section 6.8   Ownership of Information.   Any Confidential Information or Privileged Information owned by one Party or any of its Subsidiaries that is provided to a requesting Party pursuant to this Article VI shall be deemed to remain the property of the providing Party. Unless expressly set forth herein, nothing contained in this Agreement shall be construed as granting a license or other rights to any Party with respect to any such Confidential Information or Privileged Information, whether by implication, estoppel or otherwise.
Section 6.9   Other Agreements.   The rights and obligations granted under this Article VI are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in any Transaction Agreement.
ARTICLE VII
DISPUTE RESOLUTION
Section 7.1   Dispute Resolution Procedures.
(a) Each Party shall appoint a representative who shall be responsible for administering this dispute resolution provision (the “Appointed Representative”). The Appointed Representative shall have the authority to resolve any such disputes.
(b) Except as otherwise provided in this Agreement or in any Ancillary Agreement, in the event of a controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity, termination or breach of this Agreement or any Ancillary Agreement or otherwise arising out of, or in any way related to, this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby (collectively, the “Separation Agreement Disputes”), the Appointed Representatives shall negotiate in good faith for a reasonable period of time to settle such Separation Agreement Dispute; provided, however, that: (i) such reasonable period shall not, unless otherwise agreed to by the relevant Parties in writing, exceed twenty (20) days from the time of receipt by a Party of written notice of such Separation Agreement Dispute; and (ii) the relevant employees from both Parties with knowledge and interest in the dispute shall first have tried to

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resolve the differences between the Parties. Nothing said or disclosed, nor any document produced, in the course of any negotiations, conferences and discussions in connection with efforts to settle an Separation Agreement Dispute that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose, but shall be considered as to have been disclosed for settlement purposes.
ARTICLE VIII
MISCELLANEOUS
Section 8.1   Entire Agreement; Construction.   This Agreement, the Disclosure Letters, the other Transaction Agreements, the Conveyance and Assumption Instruments and the Confidentiality Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof and thereof. If there is a conflict between any provision of this Agreement and a provision in any of the other Transaction Agreements (other than the Merger Agreement), the provision of this Agreement shall control unless (i) with respect to any Ancillary Agreement other than the Tax Matters Agreement, as specifically provided otherwise in this Agreement or in such other Ancillary Agreement or (ii) with respect to the Tax Matters Agreement, the provision relates to matters addressed by the Tax Matters Agreement, in which case the Tax Matters Agreement shall control. If there is a conflict between any provision of this Agreement and a provision in the Merger Agreement, the provision of the Merger Agreement shall control. Notwithstanding any other provision of this Agreement or any Ancillary Agreement, the Tax Matters Agreement shall exclusively govern all matters related to Taxes (including allocations thereof) addressed.
Section 8.2   Transaction Agreements.   Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Merger Agreement, the Split-Off Agreement or the Ancillary Agreements.
Section 8.3   Counterparts.   This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in two or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing this Agreement (or on whose behalf this Agreement is executed) with the same force and effect as if such signature page were an original thereof.
Section 8.4   Survival of Agreements.   Except as otherwise contemplated by this Agreement or any Transaction Agreement, all covenants and agreements of the Parties contained in this Agreement and each Transaction Agreement shall survive the Distribution Effective Time and remain in full force and effect in accordance with their applicable terms.
Section 8.5   Expenses.   Except as otherwise provided in this Agreement, including Section 2.4 and Article V, or any other Transaction Agreement, each Party shall bear its own fees, costs and expenses (collectively, the “Expenses”), in each case, incurred in connection with the preparation, execution, delivery and implementation of this Agreement, including the Separation and the Distribution, and the consummation of the transactions contemplated hereby.
Section 8.6   Notices.   All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by a nationally recognized overnight courier service, or by email (with a confirmatory copy sent by a nationally recognized overnight courier service) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 8.6):

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If to Florida, or to SpinCo prior to the Distribution Effective Time:
Florida, Inc.
1510 West Loop South
Houston, TX 77027
Attention: Steven L. Scheinthal, General Counsel
Email: sscheinthal@ldry.com
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attention:
Marc D. Jaffe
Ian D. Schuman
Ryan J. Maierson
Nick S. Dhesi

Email:
marc.jaffe@lw.com
ian.schuman@lw.com
ryan.maierson@lw.com
ramnik.dhesi@lw.com

If to SpinCo after the Distribution Effective Time:
[New Louisiana I]
1510 West Loop South
Houston, TX 77027
Attention: Steven L. Scheinthal, General Counsel
Email: sscheinthal@ldry.com
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attention:
Marc D. Jaffe
Ian D. Schuman
Ryan J. Maierson
Nick S. Dhesi

Email:
marc.jaffe@lw.com
ian.schuman@lw.com
ryan.maierson@lw.com
ramnik.dhesi@lw.com

Any notice to Florida shall be deemed notice to all members of the Florida Group, and any notice to SpinCo shall be deemed notice to all members of the SpinCo Group.
Section 8.7   Amendment and Waivers.
(a) This Agreement may be amended or modified in whole or in part, only by (i) a duly authorized agreement in an instrument in writing signed by the Parties and which makes reference to this Agreement or (ii) by a waiver in accordance with Section 8.7(b).
(b) Any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties; (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered by the other Parties pursuant to this Agreement; or (c) waive compliance with any of the agreements of the other Parties or conditions to such obligations

A-A-35

contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any waiver of any term or condition hereof shall not be construed as a waiver of any subsequent breach or as a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.
Section 8.8   Termination.   This Agreement shall terminate without further action at any time before the Distribution Effective Time upon termination of the Merger Agreement. If terminated, no party hereto shall have any Liability of any kind to the other parties or any other Person on account of this Agreement, except as provided in the Merger Agreement.
Section 8.9   Assignment.   No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 8.9 shall be null and void, ab initio.
Section 8.10   Successors and Assigns.   The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted assigns.
Section 8.11   Payment Terms.
(a) Except as otherwise expressly provided to the contrary in this Agreement or in any Transaction Agreement, any amount to be paid or reimbursed by a Party (where applicable, or a member of such Party’s Group) to another Party (where applicable, or a member of such other Party’s Group) under this Agreement shall be paid or reimbursed hereunder within sixty (60) days after presentation of an invoice or a written demand therefor, in either case setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.
(b) Except as set forth in Article V or as expressly provided to the contrary in this Agreement or in any Transaction Agreement, any amount not paid when due pursuant to this Agreement (and any amount billed or otherwise invoiced or demanded and properly payable that is not paid within sixty (60) days of such bill, invoice or other demand) shall bear interest at a rate per annum equal to the Prime Rate, from time to time in effect, plus two percent (2%), calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment.
(c) Without the consent of the party receiving any payment under this Agreement specifying otherwise, all payments to be made by either Florida or SpinCo under this Agreement shall be made in U.S. dollars. Except as expressly provided herein, any amount which is not expressed in U.S. dollars shall be converted into U.S. dollars by using the exchange rate published on Bloomberg at 5:00 pm, Eastern time, on the day before the relevant date, or in The Wall Street Journal, Eastern Edition, on such date if not so published on Bloomberg. Except as expressly provided herein, in the event that any Indemnity Payment required to be made hereunder or under any Transaction Agreement may be denominated in a currency other than U.S. dollars, the amount of such payment shall be converted into U.S. dollars on the date in which notice of the claim is given to the Indemnifying Party.
Section 8.12   Subsidiaries.   Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any Person that becomes a Subsidiary of such Party at or after the Distribution Effective Time, in each case to the extent such Subsidiary remains a Subsidiary of the applicable Party.
Section 8.13   Third Party Beneficiaries.   Except (i) as provided in Article V relating to Indemnitees and for the releases under Section 5.1 of any Person as provided therein and (ii) as specifically provided in any Transaction Agreement or in the Split-Off Agreement, this Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to, or shall confer upon, any other Person any

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right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.
Section 8.14   Exhibit and Schedules.   The Exhibit and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Subject to the prior written consent of the other Parties, each Party shall be entitled to update the Schedules from and after the date hereof until the Distribution Effective Time.
Section 8.15   Governing Law.   This Agreement and any Separation Agreement Dispute shall be governed by and construed in accordance with the Laws of the State of Texas, without giving effect to the conflicts of laws principles thereof that might lead to the application of Laws other than the Laws of the State of Texas. All Actions that, directly or indirectly, arise out of or relate to this Agreement shall be heard and determined exclusively in any Texas state court or United States federal court sitting in Harris County, Texas; provided, however, that if such court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any Texas state court or United States federal court sitting in the State of Texas. Consistent with the preceding sentence, each of the Parties hereby (a) submits to the exclusive jurisdiction of any federal or state court sitting in the State of Texas for the purpose of any Action brought by any party hereto that, directly or indirectly, arises out of or relates to this Agreement; (b) agrees that service of process in such Action will be validly effected by sending notice in accordance with Section 8.6; (c) irrevocably waives and releases, and agrees not to assert by way of motion, defense, or otherwise, in or with respect to any such Action, any claim that (i) such Action is not subject to the subject matter jurisdiction of at least one of the above-named courts; (ii) its property is exempt or immune from attachment or execution in the State of Texas; (iii) such Action is brought in an inconvenient forum; (iv) that the venue of such Action is improper; or (v) this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts; and (d) agrees not to move to transfer any such Action to a court other than any of the above-named courts.
Section 8.16   Waiver of Jury Trial.   EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY, DIRECTLY OR INDIRECTLY, ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.16.
Section 8.17   Specific Performance.   The Parties acknowledge and agree that the Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the Parties would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any Party may be entitled, at law or in equity (including monetary damages), such Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. The Parties agree that they will not contest the appropriateness of specific performance as a remedy.
Section 8.18   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted

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by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.
Section 8.19   Interpretation.   The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.
Section 8.20   No Duplication; No Double Recovery.   Nothing in this Agreement or any Transaction Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances (including with respect to the rights, entitlements, obligations and recoveries that may arise out of one or more of Section 5.2, Section 5.3 and Section 5.4).
Section 8.21   No Admission of Liability.   The allocation of Assets and Liabilities herein (including on the Schedules hereto) is solely for the purpose of allocating such Assets and Liabilities between Florida and SpinCo and is not intended as an admission of liability or responsibility for any alleged Liabilities vis-à-vis any Third Party, including with respect to the Liabilities of any non-wholly owned subsidiary of Florida or SpinCo.
Section 8.22   Headings and Captions.   The headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.
Section 8.23   Plan of Reorganization.   This Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.
[Signature page follows.]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.
FERTITTA ENTERTAINMENT, INC.
By:

Name:
Title:
[NEW LOUISIANA I]
By:

Name:
Title:
[Signature Page to Separation and Distribution Agreement]

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EXHIBIT A
RESTRUCTURING STEPS MEMO

A-Ex A-1

Exhibit B
Form of Subscription Agreement
[See Annex G hereto.]

Exhibit C
Form of Sponsor Agreement
[See Annex K hereto.]

Exhibit D
Form of Registration Rights Agreement
[See Annex I hereto.]

Exhibit E
Form of Stockholders Agreement
[See Annex H hereto.]

Exhibit F
Form of Lockup Agreement
[See Annex J hereto.]

Exhibit G
Form of SPAC Newco A&R Bylaws
[See Annex F hereto.]

Exhibit J
Form of Split-Off Agreement

SPLIT-OFF AGREEMENT
by and among
FAST MERGER CORP.,
LANDRY’S E/C GAMING, INC.
and
TILMAN J. FERTITTA
Dated as of [•], 2021

A-J-i

Schedules
Schedule 1.1(26)	Designated Company Subsidiaries
Schedule 1.1(61)	Specified Intercompany Agreements
Schedule 1.1(66)(i)	SplitCo Assets
Schedule 1.1(77)(v)	SplitCo Liabilities
Schedule 1.1(89)(i)	Transferred Leased Real Property
Schedule 1.1(90)(i)	Transferred Owned Real Property
Schedule 2.3	Post-Split-Off Liabilities
Schedule 2.4(a)	Third Party Consents
Schedule 4.3	SplitCo Marks
Exhibits
Exhibit A	Split-Off Restructuring Steps Memo

A-J-ii

Index of Defined Terms
Defined Term	Section
Action	1.1(1)
Additional Insured Members	2.8(a)
Affiliate	1.1(2)
Agreement	Preamble
Ancillary Agreement	1.1(3)
Appointed Representative	7.1(a)
Assets	1.1(4)
Assume	2.1(b)(iii)
Board	Recitals
Business Day	1.1(5)
Claiming Party	5.4(b)
Closing	1.1(6)
Code	1.1(7)
Company	Preamble
Company Assets	1.1(8)
Company Business	1.1(9)
Company Cash and Cash Equivalents	1.1(10)
Company Claim	5.3
Company Class A Common Stock	1.1(11)
Company Class B Common Stock	1.1(12)
Company Common Stock	1.1(13)
Company Designees	1.1(14)
Company Facilities	1.1(15)
Company Group	1.1(16)
Company Indemnitees	1.1(17)
Company Liabilities	1.1(18)
Company Marks	1.1(19)
Confidential Information	1.1(20)
Confidentiality Agreement	1.1(21)
Consents	1.1(22)
Contract	1.1(23)
control	1.1(24)
Conveyance and Assumption Instruments	1.1(25)
Designated Company Subsidiaries	1.1(26)
Direct Claim	5.4(a)(ii)
Disclosure Letters	1.1(27)
Encumbrance	1.1(28)
Exchange Act	1.1(29)
Expenses	8.5
First Merger	Recitals
Florida	Recitals

A-J-iii

Defined Term	Section
Gaming Approvals	1.1(30)
Governmental Authority	1.1(31)
Group	1.1(32)
Indebtedness	1.1(33)
Indemnifiable Losses	1.1(34)
Indemnifying Party	1.1(35)
Indemnitee	1.1(36)
Indemnity Payment	5.5(a)
Insurance Proceeds	1.1(37)
Intellectual Property	1.1(38)
Intercompany Account	1.1(39)
Intercompany Agreement	1.1(40)
Internal Split-Off Contribution	1.1(41)
Landry’s	Recitals
Law	1.1(42)
Liabilities	1.1(43)
LLC Sub	Recitals
Marks	1.1(44)
Mergers	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals
Organizational Documents	1.1(45)
Partial Payoff	1.1(46)
Party	Preamble
Permitted Encumbrances	1.1(47)
Person	1.1(48)
Policies	1.1(49)
Pre-Closing Steps	1.1(50)
Prime Rate	1.1(51)
Privilege	6.7(a)
Privileged Information	6.7(a)
Registered	1.1(52)
Representatives	1.1(53)
Retained Company Information	1.1(54)
Retained SplitCo Information	1.1(55)
SEC	1.1(56)
Second Merger	Recitals
Securities Act	1.1(57)
Shared Contract	1.1(58)
Shared Information	1.1(59)
Shared Policies	2.8(a)
Shared Policy Separation Date	2.8(b)
Software	1.1(60)

A-J-iv

Defined Term	Section
Specified Consent	2.4(a)
Specified Intercompany Agreements	1.1(61)
Split-Off	Recitals
Split-Off Agreement Disputes	7.1(b)
Split-Off Date	1.1(62)
Split-Off Effective Time	1.1(63)
Split-Off Internal Reorganization	1.1(64)
Split-Off Restructuring Steps Memo	1.1(65)
Split-Off Separation	Recitals
SplitCo	Preamble
SplitCo Assets	1.1(66)
SplitCo Business	1.1(67)
SplitCo Cash and Cash Equivalents	1.1(68)
SplitCo Claim	5.2
SplitCo Common Stock	1.1(69)
SplitCo Contractor	1.1(70)
SplitCo Designees	1.1(71)
SplitCo Employee	1.1(72)
SplitCo Facilities	1.1(73)
SplitCo Financial Statements	1.1(74)
SplitCo Group	1.1(75)
SplitCo Indemnitees	1.1(76)
SplitCo Liabilities	1.1(77)
SplitCo Marks	1.1(78)
Subsidiary	1.1(79)
Tax	1.1(80)
Tax Benefit	1.1(81)
Tax Contest	1.1(82)
Tax Matters Agreement	1.1(83)
Tax Records	1.1(84)
Tax Return	1.1(85)
Term Loan Agreement	Recitals
Third Party	1.1(86)
Third Party Claim	5.4(b)
Third Party Proceeds	5.5(a)
Trade Secrets	1.1(87)
Transaction Agreement	1.1(88)
Transfer	2.1(b)(i)
Transferred Leased Real Property	1.1(89)
Transferred Owned Real Property	1.1(90)

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SPLIT-OFF AGREEMENT
This SPLIT-OFF AGREEMENT (this “Agreement”), dated as of [ ], 2021, is entered into by and among FAST MERGER CORP., a Texas corporation (the “Company”), LANDRY’S E/C GAMING, INC., a Delaware corporation (“SplitCo”), and Tilman J. Fertitta (“TJF”). “Party” or “Parties” means the Company, SplitCo or TJF, individually or collectively, as the case may be. Each capitalized term used and not defined herein has the meaning set forth in Section 1.1.
W I T N E S S E T H:
WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”), together with FAST Acquisition Corp., a Texas corporation and sole stockholder of the Company (“SPAC”), FAST Merger Sub Inc., a Texas corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Fertitta Entertainment, Inc., a Texas corporation (“Florida”), pursuant to which, among other things, Merger Sub will merge with and into Florida (the “First Merger”), with Florida surviving and continuing as the surviving corporation in the First Merger;
WHEREAS, following the First Merger, Florida will merge with and into a newly formed limited liability company and wholly owned subsidiary of the Company (“LLC Sub”) (such merger, the “Second Merger,” and together with the First Merger, the “Mergers”) with LLC Sub surviving and continuing as the surviving entity in the Second Merger;
WHEREAS, following the Mergers, the Company, acting together with its Subsidiaries, will be engaged, directly and indirectly, in the SplitCo Business and the Company Business;
WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is appropriate, desirable and in the best interests of the Company and its shareholders to enter into the Merger Agreement which, among other things contemplates the entry into this Agreement and the separation of the SplitCo Business from the Company Business following the Mergers (the “Split-Off Separation”);
WHEREAS, prior to the Split-Off Separation, the Parties intend to effect the Split-Off Internal Reorganization;
WHEREAS, SplitCo is a wholly owned, direct subsidiary of Landry’s, LLC (“Landry’s”), a Delaware limited liability company and, following the Mergers, will be a wholly owned, indirect subsidiary of the Company;
WHEREAS, in connection with the Split-Off Internal Reorganization, the Company desires to Transfer, or cause the other members of the Company Group to Transfer, to the members of the SplitCo Group all SplitCo Assets, and to assign, or cause the other members of the Company Group to assign, all SplitCo Liabilities, and the members of the SplitCo Group desire to receive such SplitCo Assets and Assume such SplitCo Liabilities;
WHEREAS, to implement the Split-Off Separation, following the Split-Off Internal Reorganization and the Mergers and upon the terms and conditions set forth in this Agreement, at the Split-Off Effective Time, the Company will distribute all of the then outstanding SplitCo Common Stock to TJF, and in exchange the Company will redeem an amount of shares of Company Class B Common Stock held by TJF representing 27% of the shares of Company Class B Common Stock held by TJF immediately following the Closing (the “Split-Off”);
WHEREAS, the Parties intend that (a) the Split-Off, taken together with the Internal Split-Off Contribution, will constitute a reorganization within the meaning of Section 368(a) of the Code, (b) the Split-Off will qualify as a distribution to TJF pursuant to Section 355 of the Code, and (c) this Agreement will constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3; and
WHEREAS, the Parties intend in this Agreement, the Ancillary Agreements and the Split-Off Restructuring Steps Memo attached hereto to set forth the principal arrangements between them regarding the Split-Off Internal Reorganization and the Split-Off.

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NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS AND INTERPRETATION
Section    1.1 General.   As used in this Agreement, the following terms shall have the following meanings:
(1) “Action” has the meaning set forth in the Merger Agreement.
(2) “Affiliate” has the meaning set forth in the Merger Agreement.
(3) “Ancillary Agreement” means all agreements (other than this Agreement) entered into by the Parties or members of their respective Groups in connection with the Split-Off Separation or the Split-Off, including (a) the Tax Matters Agreement, (b) each of the Conveyance and Assumption Instruments and (c) the Specified Intercompany Agreements.
(4) “Assets” means all rights, title and ownership interests in and to all rights, properties, claims, Contracts, records, businesses or assets (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, in each case, whether or not recorded or reflected on the books and records or financial statements of any Person. Except as otherwise specifically set forth herein or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement and, therefore, Tax assets (including any Tax items, attributes or rights to receive any Tax Benefit) shall not be treated as Assets governed by this Agreement.
(5) “Business Day” has the meaning set forth in the Merger Agreement.
(6) “Closing” has the meaning set forth in the Merger Agreement.
(7) “Code” means the Internal Revenue Code of 1986, as amended.
(8) “Company Assets” means (a) any and all Assets that are owned, used or held, at or prior to the Split-Off Effective Time, by the Company or any other member of the Company Group and (b) any and all Assets that are acquired or otherwise become Assets of the Company Group after the Split-Off Effective Time, including in the case of each of (a) and (b):
(i) all interests in the capital stock of, or any other equity interests in, the Designated Company Subsidiaries;
(ii) all rights and claims under insurance policies of the Company Group or maintained for the benefit of the Company Group, including binders thereunder, and all prepaid insurance premiums;
(iii) (A) all Contracts to which any member of the Company Group is a party or by which any such member’s Assets is bound, in each case, as of immediately prior to the Split-Off Effective Time that is primarily related to the Company Business and any rights or claims arising thereunder and (B) subject to Section 2.5, the rights and benefits of the Shared Contracts that relates to the Company Business;
(iv) the Company Cash and Cash Equivalents;
(v) all other Assets expressly identified in any Ancillary Agreement or any Conveyance and Assumption Instrument as Assets to be retained by any member of the Company Group;
(vi) all other Assets not expressly covered in clauses (i) through (v) of this definition of the Company Assets that are primarily related to, used in or held for use in the Company Business; and

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(vii) all other Assets not expressly covered in clauses (i) through (vi) of this definition of the Company Assets that are owned, in whole or in part, by any member of the Company Group, but not owned in part by any member of the SplitCo Group immediately prior to the Split-Off Date (after giving effect to the Split-Off Internal Reorganization);
provided that, the Company Assets shall not in any event include any of the SplitCo Assets.
(9) “Company Business” means (a) those businesses, operations and activities (whether or not such businesses, operations or activities are or have been terminated, divested or discontinued), in each case, other than the SplitCo Business, as conducted at any time prior to the Split-Off Effective Time by the Company or a member of the Company Group, and (b) those entities or businesses acquired or established by or for any member of the Company Group after the Split-Off Effective Time.
(10) “Company Cash and Cash Equivalents” means any and all cash and cash equivalents, including checks, commercial paper, treasury bills, cash on deposit and over-the-counter bank deposits, in each case, held or maintained by or on behalf of the Company or the Subsidiaries of the Company relating to the Company Business immediately prior to the Split-Off Effective Time.
(11) “Company Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the Company.
(12) “Company Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of the Company.
(13) “Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock.
(14) “Company Designees” means any and all entities (including corporations, general or limited partnerships, trusts, joint ventures, unincorporated organizations, limited liability entities or other entities) designated by the Company and that will be members of the Company Group as of immediately prior to the Split-Off Effective Time.
(15) “Company Facilities” means any and all real property owned or leased by a member of the Company Group that does not constitute SplitCo Facilities.
(16) “Company Group” means (a) prior to the Split-Off Effective Time, the Company and each of the Designated Company Subsidiaries and (b) from and after the Split-Off Effective Time, the Company and each Person that is then a Subsidiary of the Company.
(17) “Company Indemnitees” means the Company, each other member of the Company Group, and all Persons who are or have been stockholders, directors, partners, managers, managing members, officers, agents or employees of any member of the Company Group (in each case, in their respective capacities as such) (excluding any stockholder of the Company), together with their respective heirs, executors, administrators, successors and assigns.
(18) “Company Liabilities” means each of the following Liabilities, whether presently in existence or arising after the date of this Agreement, but in each case excluding the SplitCo Liabilities:
(i) any and all Liabilities that are expressly contemplated by any Ancillary Agreement or any Conveyance and Assumption Instrument as Liabilities to be Assumed or retired by any member of the Company Group;
(ii) any and all Liabilities to the extent relating to, arising out of or resulting from the conduct of the Company Business, as conducted at any time prior to, on or after the Split-Off Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any directors, officers, partners, managers, employees or agents of any member of the Company Group in the conduct of the Company Business (whether or not such act or failure to act is or was within such Person’s authority));
(iii) any and all Liabilities to the extent relating to, arising out of or resulting from the conduct of the SplitCo Business, as conducted at any time prior to the Split-Off Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any directors, officers, partners,

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managers, employees or agents of any member of the SplitCo Group in the conduct of the SplitCo Business (whether or not such act or failure to act is or was within such Person’s authority));
(iv) any and all Liabilities to the extent relating to, arising out of or resulting from the conduct of any business by any member of the Company Group at any time prior to, on or after the Split-Off Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any directors, officers, partners, managers, employees or agents of any member of the Company Group (whether or not such act or failure to act is or was within such Person’s authority));
(v) any and all Liabilities to the extent relating to, arising out of or resulting from any Company Asset, whether arising before, on or after the Split-Off Date;
(vi) any and all Liabilities to the extent relating to, arising out of or resulting from any SplitCo Asset prior to the Split-Off Date;
(vii) all Liabilities arising directly or indirectly from Actions to the extent relating to the Company Assets, the Company Business or any Company Liability, including in respect of any alleged tort, breach of Contract, violation or noncompliance with Law or any licenses, permits, registrations, approvals and authorizations, whether arising before, on or after the Split-Off Date; and
(viii) all Liabilities arising directly or indirectly from Actions to the extent relating to the SplitCo Assets, the SplitCo Business or any SplitCo Liability, including in respect of any alleged tort, breach of Contract, violation or noncompliance with Law or any licenses, permits, registrations, approvals and authorizations, in each case, arising prior to the Split-Off Date.
(19) “Company Marks” means all Marks owned by any member of the Company Group, but excludes any SplitCo Marks.
(20) “Confidential Information” has the meaning set forth in the Confidentiality Agreement.
(21) “Confidentiality Agreement” has the meaning set forth in the Merger Agreement.
(22) “Consents” means any consents, waivers, notices, reports or other filings to be obtained from or made, including with respect to any Contract, or any registrations, licenses, permits, authorizations to be obtained from, or approvals from, or notification requirements to, any Third Parties, including any Governmental Authority.
(23) “Contract” has the meaning set forth in the Merger Agreement.
(24) “control” (including the terms “controlled by” and “under common control with”) has the meaning set forth in the Merger Agreement.
(25) “Conveyance and Assumption Instruments” means, collectively, such instruments of Transfer or other Contracts, including related local asset transfer agreements or intellectual property assignment agreements, and other documents entered into prior to the Split-Off Effective Time and as may be necessary to effect the Transfer of Assets and the Assumption of Liabilities in the manner contemplated by this Agreement, or otherwise relating to, arising out of or resulting from the transactions contemplated by this Agreement, in such form or forms as the applicable Parties agree.
(26) “Designated Company Subsidiaries” means the Subsidiaries of the Company that are identified on Schedule 1.1(26).
(27) “Disclosure Letters” has the meaning set forth in the Merger Agreement.
(28) “Encumbrance” has the meaning set forth in the Merger Agreement.
(29) “Exchange Act” has the meaning set forth in the Merger Agreement.
(30) “Gaming Approvals” has the meaning set forth in the Merger Agreement.
(31) “Governmental Authority” has the meaning set forth in the Merger Agreement.

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(32) “Group” means (a) with respect to the Company, the Company Group, and (b) with respect to SplitCo, the SplitCo Group, as the context requires.
(33) “Indebtedness” has the meaning set forth in the Merger Agreement.
(34) “Indemnifiable Losses” means any and all Liabilities, including damages, losses, deficiencies, obligations, penalties, judgments, settlements, claims, payments, fines and other costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder; provided, however, that in no event shall “Indemnifiable Losses” include (i) punitive damages, except to the extent awarded by a court of competent jurisdiction or arbitral tribunal in connection with a Third Party Claim or (ii) consequential, special or indirect damages, including loss of future profits, revenue or income, diminution in value or loss of business reputation or opportunity, unless (A) such damages were the reasonably foreseeable result of the action or omission giving rise to such damages or (B) such damages have been awarded by a court of competent jurisdiction or arbitral tribunal in connection with a Third Party Claim.
(35) “Indemnifying Party” means, with respect to any Direct Claim or Third Party Claim, the Party which is or may be required pursuant to Article V to make indemnification pursuant such claim.
(36) “Indemnitee” means, with respect to any Direct Claim or Third Party Claim, the Company Indemnitee or SplitCo Indemnitee, as the case may be, with respect to which such claim is made hereunder.
(37) “Insurance Proceeds” means those monies (a) received by an insured from a Third Party insurance carrier or (b) paid by a Third Party insurance carrier on behalf of an insured, in either case net of any applicable deductible or retention.
(38) “Intellectual Property” has the meaning set forth in the Merger Agreement.
(39) “Intercompany Account” means any receivable, payable or loan between any member of the Company Group, on the one hand, and any member of the SplitCo Group, on the other hand, except for any such receivable, payable or loan that expressly arises pursuant to any Transaction Agreement.
(40) “Intercompany Agreement” means any Contract between any member of the Company Group, on the one hand, and any member of the SplitCo Group, on the other hand.
(41) “Internal Split-Off Contribution” has the meaning set forth in the Split-Off Restructuring Steps Memo.
(42) “Law” has the meaning set forth in the Merger Agreement.
(43) “Liabilities” means any and all indebtedness, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority and those arising under any Contract or any fines, damages or equitable relief which may be imposed and including all costs and expenses related thereto. Except as otherwise specifically set forth herein or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement and, therefore, Taxes shall not be treated as Liabilities governed by this Agreement.
(44) “Marks” has the meaning set forth in the Merger Agreement.
(45) “Organizational Documents” means with respect to any Person that is not a natural person, the articles or certificate of incorporation or formation, memorandum of incorporation, by-laws, limited partnership agreement, partnership agreement, or limited liability company agreement, as applicable, or such other governing or organizational documents of such Person.
(46) “Partial Payoff” has the meaning set forth in the Separation and Distribution Agreement, dated [• ], 2021, by and between Florida and [New Louisiana I].

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(47) “Permitted Encumbrances” has the meaning set forth in the Merger Agreement.
(48) “Person” has the meaning set forth in the Merger Agreement.
(49) “Policies” means insurance policies and insurance contracts of any kind (other than life and benefits policies or contracts), including primary, excess and umbrella policies, commercial general liability policies, fiduciary liability, directors and officers liability, automobile, aircraft, property and casualty, workers’ compensation and employee dishonesty insurance policies and bonds, together with the rights, benefits and privileges thereunder.
(50) “Pre-Closing Steps” has the meaning set forth in the Split-Off Restructuring Steps Memo.
(51) “Prime Rate” means the “prime rate” as published in The Wall Street Journal, Eastern Edition.
(52) “Registered” means issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.
(53) “Representatives” has the meaning set forth in the Merger Agreement.
(54) “Retained Company Information” means, to the extent in the possession of SplitCo or any member of the SplitCo Group and not delivered to the Company in accordance with the terms of this Agreement, (a) all business records to the extent related to the Company Business, including the corporate or limited liability company minute books and related stock records of the members of the Company Group, information and records used to demonstrate compliance with applicable Law and any other compliance records related to the Company Business, (b) all financial and property Tax Records of the members of the Company Group and (c) all other books, records, ledgers, files, documents, correspondence, lists, plats, drawings, photographs, product literature, equipment test records, advertising and promotional materials, distribution lists, customer lists, supplier lists, studies, reports, operating, production and other manuals, manufacturing and quality control records and procedures, research and development files, accounting and business books, records, files, documentation and materials, including all books and records related to the registered Intellectual Property of the Company, in all cases whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape or any other form, in each case, to the extent related to the operation of the Company Business prior to the Split-Off Effective Time.
(55) “Retained SplitCo Information” means, to the extent in the possession of the Company or any member of the Company Group and not delivered to SplitCo in accordance with the terms of this Agreement, (a) all business records to the extent related to the SplitCo Business, including the corporate or limited liability company minute books and related stock records of the members of the SplitCo Group, information and records used to demonstrate compliance with applicable Law and any other compliance records related to the SplitCo Business, (b) all financial and property Tax Records of the members of the SplitCo Group and (c) all other books, records, ledgers, files, documents, correspondence, lists, plats, drawings, photographs, product literature, equipment test records, advertising and promotional materials, distribution lists, customer lists, supplier lists, studies, reports, operating, production and other manuals, manufacturing and quality control records and procedures, research and development files, accounting and business books, records, files, documentation and materials, including all books and records related to the Intellectual Property of SplitCo, in all cases whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape or any other form, in each case, to the extent related to the operation of the SplitCo Business prior to the Split-Off Effective Time, provided that, for the avoidance of doubt, any loyalty club program data owned by any Designated Company Subsidiary shall not constitute Retained SplitCo Information.
(56) “SEC” has the meaning set forth in the Merger Agreement.
(57) “Securities Act” has the meaning set forth in the Merger Agreement.
(58) “Shared Contract” means any Contract entered into prior to the Split-Off Effective Time to which the Company or any of its Subsidiaries is a party that relates to both (a) the SplitCo Business and (b) the Company Business.
(59) “Shared Information” means (a) all information provided by any member of the SplitCo Group to a member of the Company Group prior to the Split-Off Effective Time, and (b) any information in the

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possession or under the control of either Group that relates to the operation of the SplitCo Business prior to the Split-Off Effective Time and that a member of the other Group reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities and Tax Laws) by a Governmental Authority having jurisdiction over the requesting Party, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements, in each case other than claims or allegations that one Party to this Agreement has against the other, (iii) subject to the foregoing clause (ii) above, to comply with its obligations under any Transaction Agreement, or (iv) to the extent such information and cooperation is necessary to comply with such reporting, filing and disclosure obligations, for the preparation of financial statements or completing an audit, and as reasonably necessary to conduct the ongoing businesses of the Company or SplitCo, as the case may be.
(60) “Software” has the meaning set forth in the Merger Agreement.
(61) “Specified Intercompany Agreements” means those certain Intercompany Agreements set forth on Schedule 1.1(61).
(62) “Split-Off Date” means the date on which the Split-Off occurs.
(63) “Split-Off Effective Time” means the time established by the Board as the effective time of the Split-Off on the Split-Off Date.
(64) “Split-Off Internal Reorganization” means the allocation and transfer or assignment of assets and liabilities in accordance with the terms of this Agreement, including by means of the Conveyance and Assumption Instruments, resulting in (a) the SplitCo Group owning and operating the SplitCo Business, and (b) the Company Group continuing to own and operate the Company Business, in each case, in accordance with the Split-Off Restructuring Steps Memo. For the avoidance of doubt, the Split-Off Internal Reorganization does not include the Pre-Closing Steps.
(65) “Split-Off Restructuring Steps Memo” means the restructuring steps memo as set forth in Exhibit A, as amended, supplemented or modified by mutual agreement of the Parties, it being understood that the Pre-Closing Steps set forth in Exhibit A shall be effected pursuant to the Merger Agreement, the Separation and Distribution Agreement and the Payoff Letter, as applicable.
(66) “SplitCo Assets” means (a) any and all Assets that are owned, used or held, at or prior to the Split-Off Effective Time, by SplitCo or any other member of the SplitCo Group, and (b) any and all Assets that are acquired or otherwise become Assets of the SplitCo Group after the Split-Off Effective Time, including in the case of each of (a) and (b):
(i) all interests in the capital stock of, or any other equity interests in, the Subsidiaries of the Company, and all rights, title and ownership interest in and to the businesses or Assets, in each case, set forth on Schedule 1.1(66)(i) that are contemplated to be owned (directly or indirectly) by SplitCo immediately prior to the Split-Off Effective Time in accordance with the Split-Off Restructuring Steps Memo;
(ii) all right and claims under insurance policies of the SplitCo Group or maintained for the benefit of the SplitCo Group, including binders thereunder, and all prepaid insurance premiums;
(iii) (A) all Contracts to which any member of the SplitCo Group or the Company Group is a party or by which any such member’s Assets is bound, in each case, as of immediately prior to the Split-Off Effective Time that is exclusively related to the SplitCo Business and any rights or claims arising thereunder and (B) subject to Section 2.5, the rights and benefits of the Shared Contracts that relates to the SplitCo Business;
(iv) the SplitCo Cash and Cash Equivalents;
(v) any and all bank accounts, brokerage accounts and lock boxes, in each case, owned or maintained by any member of the SplitCo Group, including any other third-party deposit arrangements;
(vi) the Transferred Leased Real Property and the Transferred Owned Real Property;

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(vii) all Assets expressly identified in any Ancillary Agreement or any Conveyance and Assumption Instrument as Assets to be acquired by any member of the SplitCo Group;
(viii) all other Assets not expressly covered in clauses (i) through (vii) of this definition of SplitCo Assets that are primarily related to, used in or held for use in the SplitCo Business; and
(ix) all other Assets not expressly covered in clauses (i) through (viii) of this definition of SplitCo Assets that are owned, in whole or in part, by any member of the SplitCo Group, but not owned in part by any member of the Company Group immediately prior to the Split-Off Date (after giving effect to the Split-Off Internal Reorganization).
(67) “SplitCo Business” means those businesses, operations and activities (whether or not such businesses, operations or activities are or have been terminated, divested or discontinued) as conducted at any time (a) as set forth on Schedule 1.1(66)(i) under the heading “SplitCo Businesses” (b) the business activities reflected on the SplitCo Financial Statements, as conducted by the SplitCo Group as of immediately prior to the Split-Off Effective Time, and (c) after the Split-Off Effective Time, by any member of the Split-Off Group or by those entities or businesses acquired or established by or for any member of the SplitCo Group.
(68) “SplitCo Cash and Cash Equivalents” means any and all cash and cash equivalents, including checks, commercial paper, treasury bills, cash on deposit and over-the-counter bank deposits, in each case, held or maintained by, or on behalf of, SplitCo or any of its Subsidiaries immediately prior to the Split-Off Effective Time.
(69) “SplitCo Common Stock” means the common stock, par value $[ ˜ ], of SplitCo.
(70) “SplitCo Contractor” means any individual consultant or independent contractor of a member of the Company Group who is performing services primarily related to the SplitCo Business.
(71) “SplitCo Designees” means any and all entities (including corporations, general or limited partnerships, trusts, joint ventures, unincorporated organizations, limited liability entities or other entities) designated by SplitCo and that will be members of the SplitCo Group as of immediately prior to the Split-Off Effective Time.
(72) “SplitCo Employee” means any individual who is either actively employed by, or on a short-term leave of absence (including maternity, paternity, family, sick, short-term disability leave, qualified military service under the Uniformed Services Employment and Reemployment Rights Act of 1994, and leave under the Family Medical Leave Act and other approved leaves) from, a member of the Company Group and who is performing services primarily related to the SplitCo Business.
(73) “SplitCo Facilities” means any and all real property owned or leased by the Company or any of its Subsidiaries prior to the Split-Off Effective Time that is allocated to any member of the SplitCo Group pursuant to this Agreement, including any Transferred Leased Real Property and Transferred Owned Real Property.
(74) “SplitCo Financial Statements” means, collectively, the unaudited combined balance sheets of the SplitCo Business at December 31, 2020 and December 31, 2019 and the unaudited combined statements of income of the SplitCo Business for the years ended December 31, 2020, 2019 and 2018.
(75) “SplitCo Group” means (a) prior to the Split-Off Effective Time, SplitCo and each Person that will be a Subsidiary of SplitCo immediately following the Split-Off Effective Time and (b) on and after the Split-Off Effective Time, SplitCo and each Person that is a Subsidiary of SplitCo.
(76) “SplitCo Indemnitees” means SplitCo, each other member of the SplitCo Group and each of their respective successors and assigns, and all Persons who are or have been stockholders, directors, partners, managers, managing members, officers, agents or employees of any member of the SplitCo Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns.

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(77) “SplitCo Liabilities” means each of the following Liabilities, whether or not reflected or reserved against in the SplitCo Financial Statements and whether presently in existence or arising after the date of this Agreement:
(i) any and all Liabilities that are expressly contemplated by any Ancillary Agreement or any Conveyance and Assumption Instrument as Liabilities to be Assumed or retired by any member of the SplitCo Group;
(ii) any and all Liabilities to the extent relating to, arising out of or resulting from the conduct of the SplitCo Business on or at any time after the Split-Off Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any directors, officers, partners, managers, employees or agents of any member of the SplitCo Group in the conduct of the SplitCo Business (whether or not such act or failure to act is or was within such Person’s authority));
(iii) any and all Liabilities to the extent relating to, arising out of or resulting from the conduct of any business by any member of the SplitCo Group at any time on or after the Split-Off Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any directors, officers, partners, managers, employees or agents of any member of the SplitCo Group (whether or not such act or failure to act is or was within such Person’s authority));
(iv) any and all Liabilities to the extent relating to, arising out of or resulting from any SplitCo Asset at any time on or after the Split-Off Date;
(v) any and all Liabilities described on Schedule 1.1(77)(v); and
(vi) all Liabilities arising directly or indirectly from Actions on or after the Split-Off Date to the extent relating to the SplitCo Assets, the SplitCo Business or any SplitCo Liability, including in respect of any alleged tort, breach of Contract, violation or noncompliance with Law or any licenses, permits, registrations, approvals and authorizations.
(78) “SplitCo Marks” means all Marks owned by any member of the SplitCo Group or primarily used in connection with the SplitCo Business, including any Company Marks licensed by any member of the Company Group to any member of the SplitCo Group.
(79) “Subsidiary” has the meaning set forth in the Merger Agreement.
(80) “Tax” or “Taxes” has the meaning set forth in the Merger Agreement.
(81) “Tax Benefit” means any refund, credit, or other item that causes reduction in otherwise required liability for Taxes.
(82) “Tax Contest” means an audit, review, examination, contest, litigation, investigation or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).
(83) “Tax Matters Agreement” means the Tax Matters Agreement entered into prior to the Split-Off Effective Time by and between the Company and SplitCo.
(84) “Tax Records” means any (i) Tax Returns, (ii) Tax Return workpapers, (iii) documentation relating to any Tax Contests, and (iv) any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) maintained or required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Governmental Authority, in each case filed or required to be filed with respect to or otherwise relating to Taxes.
(85) “Tax Return” has the meaning set forth in the Merger Agreement.
(86) “Third Party” means any Person other than the Parties or any of their respective Subsidiaries.
(87) “Trade Secrets” has the meaning set forth in the Merger Agreement.

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(88) “Transaction Agreement” means each of this Agreement, the Merger Agreement, the Tax Matters Agreement and all Conveyance and Assumption Instruments.
(89) “Transferred Leased Real Property” means (i) the real property set forth on Schedule 1.1(89)(i) and (ii) the real property leased by the Company or any of its Subsidiaries as tenant and primarily used in connection with the SplitCo Business as conducted by the SplitCo Group as of immediately prior to the Split-Off Effective Time, together with all fixtures and improvements thereon.
(90) “Transferred Owned Real Property” means (i) the real property set forth on Schedule 1.1(90)(i) and (ii) the real property owned or purported to be owned by the Company or any of its Subsidiaries and primarily used in connection with the SplitCo Business as conducted by the SplitCo Group as of immediately prior to the Split-Off Effective Time, together with all fixtures and improvements thereon.
Section    1.2 References; Interpretation.   In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(a) when a reference is made in this Agreement to Article, Section, Exhibit and Schedule such reference is to an Article and Section of, and Exhibit and Schedule to, this Agreement;
(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;
(d) the words “hereof,” “hereby,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
(e) the word “extent” in the phrase “to the extent,” when used in this Agreement, means the degree to which a subject or other theory extends and such phrase shall not mean “if”;
(f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document delivered or made available pursuant hereto, unless otherwise defined therein;
(g) references to “day” or “days” are to calendar days unless Business Days are specified;
(h) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;
(i) references to a Person are also to its successors and permitted assigns;
(j) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day;
(k) references to sums of money are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars;
(l) references to any “statute” or “regulation” are to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute) and to any “section of any statute or regulation” include any successor to such section;
(m) the word “or” shall not be exclusive and has the inclusive meaning represented by the phrase “and/or”;
(n) reference in this Agreement to any time shall be to Eastern Time unless otherwise expressly provided herein; and

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(o) references in this Agreement to “Company” shall also be deemed to refer to the applicable member of the Company Group, references to “SplitCo” shall also be deemed to refer to the applicable member of the SplitCo Group and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by the Company or SplitCo shall be deemed to require the Company or SplitCo, as the case may be, to cause the applicable members of the Company Group or the SplitCo Group, respectively, to take, or refrain from taking, any such action.
ARTICLE II
THE SPLIT-OFF SEPARATION
Section 2.1   Restructuring; Transfer of Assets; Assumption of Liabilities.
(a)   Split-Off Internal Reorganization.   At or prior to the Split-Off Effective Time, to the extent not already completed, each of the Company and SplitCo shall, and shall cause their respective Subsidiaries to, take such steps (which may include transfers of shares or other equity interests, formation of new entities or declarations of dividends) as may be required to effect the Split-Off Internal Reorganization in accordance with the Split-Off Restructuring Steps Memo and the terms of this Agreement. For the avoidance of doubt, the Split-Off Restructuring Steps Memo shall take precedence in the event of any conflict between the terms of this Article II and the Split-Off Restructuring Steps Memo, and any transfers of assets or liabilities made pursuant to this Agreement or any Ancillary Agreement after the Split-Off Effective Time shall be deemed to have been made prior to the Split-Off Effective Time consistent with the Split-Off Restructuring Steps Memo.
(b)   Transfer of Assets and Assumption of Liabilities.   Except as otherwise expressly provided in this Agreement or in any Ancillary Agreement, and except to the extent previously effected pursuant to the Split-Off Internal Reorganization, upon the terms and subject to the conditions set forth in this Agreement, effective as of immediately prior to the Split-Off Effective Time:
(i) Transfer of SplitCo Assets.   The Company shall, and shall cause the applicable members of the Company Group to, contribute, assign, transfer, convey and deliver (“Transfer”) to SplitCo or the applicable SplitCo Designees, and SplitCo or such SplitCo Designees shall accept from the Company and the applicable members of the Company Group, all of the Company’s and each such Company Group member’s respective right, title and interest in and to all SplitCo Assets held by the Company or a member of the Company Group (it being understood that if any SplitCo Asset shall be held by a Person all of the outstanding equity of which is included in the SplitCo Assets to be Transferred pursuant to this Section 2.1(b)(i), such SplitCo Asset may be considered to be so Transferred to SplitCo or the applicable SplitCo Designee as a result of the Transfer of all of the equity interests in such Person from the Company or the applicable member(s) of the Company Group to SplitCo or the applicable SplitCo Designee).
(ii) Transfer of Company Assets.   SplitCo shall, and shall cause the applicable members of the SplitCo Group to, Transfer to the Company or the applicable Company Designees, and the Company or such Company Designees shall accept from SplitCo and the applicable members of the SplitCo Group, all of SplitCo’s and such SplitCo Group member’s respective right, title and interest in and to all the Company Assets held by SplitCo or a member of the SplitCo Group (it being understood that if any Company Asset shall be held by a Person all of the outstanding equity of which is included in the Company Assets to be Transferred pursuant to this Section 2.1(b)(ii), such Company Asset may be considered to be so Transferred to the Company as a result of the Transfer of all of the equity interests in such Person from SplitCo or the applicable member(s) of the SplitCo Group to the Company or the applicable Company Designee).
(iii) Assumption of Liabilities.   (A)    The Company shall, or shall cause another member of the Company Group to, Transfer to SplitCo or the applicable SplitCo Designees, and SplitCo shall, or shall cause another member of the SplitCo Group to, accept, assume (or, as applicable, retain) and perform, discharge and fulfill, in accordance with their respective terms (“Assume”), all of the SplitCo Liabilities and (B) SplitCo shall, or shall cause another member of the SplitCo Group to, Transfer to the Company or the applicable Company Designees, and the Company shall, or shall cause another member of the Company Group to, Assume all of the Company Liabilities,

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in each case regardless of (1) when or where such Liabilities arose or arise, (2) where or against whom such Liabilities are asserted or determined, (3) whether such Liabilities arise from or are alleged to arise from negligence, gross negligence, recklessness, violation of Law, willful misconduct, bad faith, fraud or misrepresentation by any member of the Company Group or the SplitCo Group, as the case may be, or any of their past or present respective directors, officers, employees, or agents, (4) which Person is named in any Action associated with any Liability and (5) whether the facts on which such Liabilities are based occurred prior to, on or after the date hereof.
(c) In the event that at any time or from time to time (whether prior to, at or after the Split-Off Effective Time), any member of the Company Group or the SplitCo Group is the owner of, receives or otherwise comes to possess any Asset (including the receipt of payments made pursuant to Contracts and proceeds from accounts receivable) or Liability that is allocated to any Person that is a member of the other Group pursuant to this Agreement or any Ancillary Agreement (except in the case of any acquisition of Assets from the other Party for value subsequent to the Split-Off Effective Time), such member of the Company Group or the SplitCo Group, as applicable, shall promptly Transfer, or cause to be Transferred, such Asset or Liability to the Person so entitled thereto or responsible therefor at no cost or expense to the Group that is properly entitled to or responsible for such Asset or Liability pursuant to the terms of this Agreement; provided, however, that the provisions of this Section 2.1(c) are not intended to, and shall not, be deemed to constitute an authorization by any Party to permit the others to accept service of process on its behalf, and no Party is or shall be deemed to be the agent of any other Party for service of process purposes. Prior to any such Transfer, such Asset or Liability shall be held in accordance with Section 2.4(c).
(d) In furtherance of the Split-Off Separation (including the Split-Off Internal Reorganization), subject to the provisions of Section 2.4, the Company shall, and shall cause the applicable members of the Company Group and the applicable members of the SplitCo Group to, execute and deliver prior to the Split-Off Effective Time all Conveyance and Assumption Instruments as may be necessary to effect the Split-Off Internal Reorganization and the Transfers of the SplitCo Assets, the SplitCo Liabilities, the Company Assets and the Company Liabilities, as applicable, in accordance with the terms of this Agreement. The Parties agree that each Conveyance and Assumption Instrument shall be in a form consistent with the terms and conditions of this Agreement or the applicable Ancillary Agreement(s) with such provisions as are required by applicable Law in the jurisdiction in which the relevant Assets or Liabilities are located.
(e) The Company hereby waives compliance by itself and each and every member of the Company Group with the requirements and provisions of any “bulk-sale” or “bulk transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the Transfer or sale of any or all of the Company Assets to the Company or any member of the Company Group.
(f) SplitCo hereby waives compliance by itself and each and every member of the SplitCo Group with the requirements and provisions of any “bulk-sale” or “bulk transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the Transfer or sale of any or all of the SplitCo Assets to SplitCo or any member of the SplitCo Group.
Section 2.2   Intercompany Accounts and Intercompany Agreements.
(a) Each Intercompany Account shall be satisfied, settled or otherwise terminated by the relevant members of the Company Group and the SplitCo Group no later than the Split-Off Effective Time with no further liability of any member of either the SplitCo Group or the Company Group with respect thereto by (i) one or a related series of distributions of or contributions to capital, (ii) payment by the relevant obligor to the relevant obligee or (iii) dividends or a combination of the foregoing, in each case as determined by the Company.
(b) Except as contemplated by the Transaction Agreements, the Split-Off Restructuring Steps Memo or the Specified Intercompany Agreements, each Intercompany Agreement and all rights and obligations of the members of the SplitCo Group with respect thereto shall be terminated at or prior to the Split-Off Effective Time, with no further Liability of any member of the SplitCo Group with respect thereto.

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Section 2.3   Limitation of Liability.   Except as provided in Section 2.2(b), this Section 2.3 and Article V and except as set forth on Schedule 2.31, neither the Company nor SplitCo nor any member of their respective Groups shall have any Liability to the other or any member of its Group based upon, arising out of or resulting from any agreement, including any Intercompany Agreement (other than the Specified Intercompany Agreements), arrangement, course of dealing or understanding existing on or prior to the Split-Off Effective Time, other than pursuant to (i) any Transaction Agreement or (ii) any other Contract entered into in connection herewith or in order to consummate the transactions contemplated by the Transaction Agreements, and any such Liability, whether or not in writing, that is not reflected in any Transaction Agreement or other agreement entered into in connection with the transactions contemplated by the Transaction Agreements or in order to consummate the transactions contemplated by the Transaction Agreements, is hereby irrevocably cancelled, released and waived effective as of the Split-Off Effective Time. No such terminated agreement, arrangement, course of dealing or understanding (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Split-Off Effective Time. For the avoidance of doubt, this Section 2.3 will not alter or limit the Parties’ respective rights or obligations under the Ancillary Agreements.
Section 2.4   Specified Consents.
(a) Each of the Company and SplitCo shall, and shall cause the members of its respective Group to, as promptly as practicable after the date hereof and for a period of twelve (12) months following the Split-Off Date, cooperate with each other and use their respective commercially reasonable efforts to obtain: (i) the Transfer or reissuance to SplitCo or a member of the SplitCo Group of all licenses, permits, registrations, approvals and authorizations of any member of the SplitCo Group or the Company Group issued or granted by any Governmental Authority prior to the Split-Off Effective Time to the extent required to operate the SplitCo Business following the Split-Off Date in the same manner as currently conducted by the Company and its Subsidiaries; (ii) all Consents of any landlord under any Transferred Leased Real Property required to consummate the Split-Off Separation or the Split-Off; and (iii) Consents from the Third Parties identified on Schedule 2.4(a) and such other material Consents as may be reasonably requested by the Company after the date hereof, provided, in the case of any such Consent requested by the Company, that (A) such Consent is required to be obtained in connection with the Split-Off Separation or the Split-Off, and (B) the failure to obtain such Consent would result in the loss of a monetary benefit by SplitCo or would otherwise adversely affect the SplitCo Business following the Split-Off (each, a “Specified Consent”); provided further, that no Party nor any of their respective Subsidiaries shall be required to make any payment, incur any Liability or offer or grant any accommodation (financial or otherwise) to any Third Party, in each case, that is not otherwise required to be made by the applicable Party or any of its Subsidiaries pursuant to the terms of any existing Contract (including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees), to obtain any such Consent. For the avoidance of doubt, the required efforts and responsibilities of the Parties to seek the regulatory approvals or clearances contemplated by antitrust, competition or trade regulation filings and Gaming Approvals shall be governed by the Merger Agreement.
(b) If and to the extent that any Specified Consent with respect to any SplitCo Asset, SplitCo Liability, Company Asset or Company Liability has not been obtained prior to the Split-Off Effective Time, then notwithstanding any other provision hereof, the Transfer to the SplitCo Group of any such SplitCo Asset or SplitCo Liability, or to the Company Group of any such Company Asset or Company Liability, shall, unless the Parties shall mutually otherwise determine, be automatically deemed deferred, and any such purported Transfer or Assumption shall be null and void until such time as all legal impediments are removed or such Consent has been obtained or made. Notwithstanding the foregoing, any such Asset or Liability shall continue to constitute a SplitCo Asset, a SplitCo Liability, a Company Asset or a Company Liability, as applicable, and be subject to Section 2.4(c). If and when the legal or contractual impediments the presence of which caused the deferral of Transfer of any Asset or Liability pursuant to this Section 2.4(b) are removed or any Consents the absence of which caused the deferral of Transfer of any Asset or Liability pursuant to this Section 2.4(b) are obtained, the Transfer of the applicable Asset or Liability shall be effected promptly without further consideration in accordance

1
Note to Draft: To be provided prior to execution of Split-Off Agreement.

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with the terms of this Agreement or the applicable Ancillary Agreement(s) and shall, to the extent possible without the imposition of any undue cost on any Party and to the fullest extent permitted by Law, be deemed to have become effective as of the Split-Off Effective Time. The obligations set forth in this Section 2.4(b) shall terminate on the twelve (12) month anniversary of the Split-Off Date or, if earlier with respect to any Contract, upon the expiration of the term of the Contract (without any obligation to renew or extend).
(c) If the Transfer of any Asset or Liability intended to be Transferred is not consummated prior to or at the Split-Off Effective Time as a result of the provisions of Section 2.4(b) or for any other reason (including any misallocated transfers subject to Section 2.1(c)), then, insofar as reasonably possible (taking into account any applicable restrictions or considerations, in each case relating to the contemplated Tax treatment of the transactions contemplated hereby) and to the extent permitted by applicable Law, the Person retaining such Asset or Liability, as the case may be, (i) shall thereafter hold such Asset or Liability, as the case may be, in trust for the use and benefit and burden of the Person entitled thereto (and at such Person’s sole expense) until the consummation of the Transfer thereof (or as otherwise determined by the Parties); and (ii) with respect to any deferred Assets or Liabilities, use reasonable best efforts to develop and implement mutually acceptable arrangements to place the Person entitled to receive such Asset or Liability, insofar as reasonably possible, in substantially the same position as if such Asset or Liability had been Transferred as contemplated hereby and so that all the benefits and burdens relating to such Asset or Liability, including possession, use, risk of loss, potential for gain, dominion, ability to enforce the rights under or with respect to and control and command over such Asset or Liability, are to inure from and after the Split-Off Effective Time to the applicable member or members of the Company Group or the SplitCo Group entitled to the receipt of such Asset or required to Assume such Liability. In furtherance of the foregoing, the Parties agree that to the fullest extent permitted by Law, (x) as of the Split-Off Effective Time, each applicable member of the Company Group and the SplitCo Group shall be deemed to have acquired complete and sole beneficial ownership over all of the Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have Assumed in accordance with the terms of this Agreement all of the Liabilities, and all duties, obligations and responsibilities incident thereto, which such Person is entitled to acquire or required to Assume pursuant to the terms of this Agreement and (y) each of the Company and SplitCo shall, and shall cause the members of its respective Group to, (A) treat for all Tax purposes the deferred Assets as Assets having been Transferred to and owned by the Person entitled to such Assets not later than the Split-Off Effective Time, (B) treat for all Tax purposes the deferred Liabilities as having been Assumed by the Person intended to be subject to such Liabilities not later than the Split-Off Effective Time, and (C) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by a change in applicable Tax Law or good faith resolution of a Tax Contest). The obligations set forth in this Section 2.4(c) shall terminate on the twelve (12) month anniversary of the Split-Off Date or, if earlier with respect to any Contract, upon the expiration of the term of the Contract (without any obligation to renew or extend). Any Person retaining an Asset or a Liability due to the deferral of the Transfer of such Asset or Liability, as the case may be, shall not be required, in connection with the foregoing, to make any payments, incur any Liability or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in any underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Third Party, except to the extent that the Person entitled to the Asset or responsible for the Liability, as applicable, agrees to reimburse and make whole the Person retaining an Asset or a Liability, to such Person’s reasonable satisfaction, for any payment or other accommodation made by the Person retaining an Asset or a Liability at the request of the Person entitled to the Asset or responsible for the Liability. Notwithstanding the foregoing in this Section 2.4(c), each of the Company and SplitCo agrees that in the event that any Third Party requests that the Party holding such Asset or Liability make a payment or offer or grant an accommodation to obtain a Consent and the other Party provides notice in writing to the Party holding such Asset or Liability that such other Party does not agree to reimburse or make whole the Party holding such Asset or Liability in connection therewith, the other Party shall not be entitled to the benefits of the provisions in, and the Party holding such Asset or Liability will not be obligated to take any efforts under, this Section 2.4(c) in respect of any SplitCo Asset, SplitCo Liability, Company Asset or Company Liability, as the case may be, which Transfer is subject to such Consent.

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Section 2.5   Treatment of Shared Contracts.
(a) Unless the Parties otherwise agree or the benefits of any Contract described in this Section 2.5 are expressly conveyed to the applicable Group pursuant to this Agreement or an Ancillary Agreement, any Shared Contract shall be assigned in relevant part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, on or after the Split-Off Effective Time, so that each Party or the member of its Group shall, as of the Split-Off Effective Time, be entitled to the rights and benefits, and shall assume the related portion of any Liabilities, inuring to its respective Business; provided, however, that (i) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled) and (ii) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended, or if such assignment or amendment would impair the benefit the Parties thereto derive from such Shared Contract or if the Parties mutually agree to maintain the Shared Contracts consistent with past practices, then the Parties shall, and shall cause each of the members of their respective Groups to, from and after the Split-Off Effective Time and until the earlier of (x) the two (2) year anniversary of the Split-Off Effective Time and (y) such time as a partial assignment or amendment of such Shared Contract as contemplated by this Section 2.5 is effected, take such other reasonable and permissible actions (including by providing prompt notice to the applicable member of the other Group with respect to any relevant claim of Liability or other relevant matters arising in connection with a Shared Contract so as to allow such applicable member of the other Group the ability to exercise any applicable rights under such Shared Contract) to cause a member of the SplitCo Group or the Company Group, as the case may be, to receive the rights and benefits of that portion of each Shared Contract that relates to the SplitCo Business or the Company Business, as the case may be (in each case, to the extent so related), as if such Shared Contract had been assigned to (or amended to allow) a member of the applicable Group pursuant to this Section 2.5, and to bear the burden of the corresponding Liabilities (including any costs, fees or expenses arising under such Shared Contract and any other Liabilities that may arise by reason of such arrangement), as if such Liabilities had been assumed by a member of the applicable Group pursuant to this Section 2.5.
Section 2.6   Disclaimer of Representations and Warranties.
(a) EACH OF THE COMPANY (ON BEHALF OF ITSELF AND EACH MEMBER OF THE COMPANY GROUP) AND SPLITCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPLITCO GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN, IN THE MERGER AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT, AND EXCEPT IN THE CASE OF FRAUD WITH RESPECT TO THE MATTERS SPECIFICALLY ADDRESSED IN ARTICLE IV OR ARTICLE V OF THE MERGER AGREEMENT OR IN THIS AGREEMENT OR THE ANCILLARY AGREEMENTS, NO PARTY TO ANY SUCH AGREEMENT IS REPRESENTING OR WARRANTING IN ANY WAY, AND HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, AS TO THE CONDITION OR THE VALUE OF ANY ASSETS OR BUSINESSES OR THE AMOUNT OF ANY LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE FREEDOM FROM ANY SECURITY INTERESTS OF ANY ASSETS OR LIABILITIES, AS TO NONINFRINGEMENT, VALIDITY OR ENFORCEABILITY CONCERNING ANY ASSETS, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ACCOUNTS RECEIVABLE, OR AS TO THE LEGAL SUFFICIENCY OF ANY CONTRIBUTION, ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED HEREUNDER OR UNDER ANY TRANSACTION AGREEMENT TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN, THE MERGER AGREEMENT OR IN ANY OTHER TRANSACTION AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS, WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM

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OR SIMILAR FORM DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST AND (II) ANY NECESSARY CONSENTS ARE NOT OBTAINED OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.
(b) Each of the Company (on behalf of itself and each member of the Company Group) and SplitCo (on behalf of itself and each member of the SplitCo Group) further understands and agrees that if the disclaimer of express or implied representations and warranties contained in Section 2.6(a) is held unenforceable or is unavailable for any reason under the Laws of any jurisdiction outside the United States or if, under the Laws of a jurisdiction outside the United States, both the Company or any member of the Company Group, on the one hand, and SplitCo or any member of the SplitCo Group, on the other hand, are jointly or severally liable for any Company Liability or any SplitCo Liability, then the Parties intend that, notwithstanding any provision to the contrary under the Laws of such non-U.S. jurisdictions, the provisions of the Transaction Agreements (including the disclaimer of all representations and warranties, allocation of Liabilities among the Parties and their respective Subsidiaries, releases, indemnification and contribution of Liabilities) shall to the fullest extent permitted by Law prevail for any and all purposes among the Parties and their respective Subsidiaries.
Section 2.7   Cash Management.   From the date of this Agreement until the Split-Off, the Company and its Subsidiaries shall be entitled to use, retain or otherwise dispose of all cash generated by the SplitCo Business and the SplitCo Assets or otherwise held by any member of the SplitCo Group.
Section 2.8   Insurance.
(a) With respect to any Policy in effect on or before the Split-Off Effective Time that is owned by a member of the Company Group or the SplitCo Group, as applicable, under which a member of the other Group is named as an additional insured (the “Additional Insured Members” and such Policies, collectively, the “Shared Policies” and each, a “Shared Policy”), the applicable member(s) of the Company Group or the SplitCo Group, as applicable, shall continue to own the Shared Policies.
(b) From and after the Split-Off Effective Time, the Company Group or the SplitCo Group, as applicable, shall (i) use best efforts to maintain the Shared Policies in full force and effect until the two (2) year anniversary of the Split-Off Effective Time (the “Shared Policy Separation Date”), (ii) enable the Additional Insured Members to pursue any applicable claims for events occurring prior to the Shared Policy Separation Date pursuant to the terms of the applicable Shared Policy in effect at the time of such event and (iii) enable the Additional Insured Members to recover insurance proceeds under the terms of such Shared Policies (including recovery of such insurance proceeds after the Shared Policy Separation Date) to the extent that such Additional Insured Members have suffered damages in respect of such event.
(c) From and after the Split-Off Effective Time, the Company (or any member of the Company Group) or SplitCo (or any member of the SplitCo Group), as applicable, shall not, without the prior written consent of the other Party, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Shared Policies in a manner that would adversely affect any rights of any Additional Insured Member thereunder.
(d) At the request of the Company or SplitCo, as applicable, the other Group shall pay its equitable share of the premiums, deductibles and/or retentions, as applicable, required under the terms of the respective Shared Policies in respect of the periods from and after the Split-Off Effective Time and until the Shared Policy Separation Date. The portion of such premiums under the Shared Policies to be attributable to the Company Business or the SplitCo Business, as applicable, and paid by such Group shall be determined by a certified actuary professional mutually agreed upon by the Parties or as otherwise determined by the Parties in good faith.
(e) Prior to the Split-Off Effective Time, at the request of the Company or SplitCo, as applicable, the other Party shall promptly cause any member of the requesting Party’s Group to be named as an additional insured under any Policy owned by any member of the other Group.

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(f) Nothing contained in this Section 2.8 shall be construed to be an attempted assignment of or a change to any part of the ownership of the Shared Policies or shall be construed to waive any right or remedy of any member of the Company Group or the SplitCo Group, as applicable, in respect of the Shared Policies owned by such Group.
(g) The Parties agree to use (and cause the members of their respective Groups to use) their commercially reasonable efforts to cooperate with respect to the various matters related to the Shared Policies contemplated by this Section 2.8.
Section 2.9   Ancillary Agreements.   In furtherance of the Split-Off Separation, at or prior to the Split-Off Effective Time, each of the Company and SplitCo agrees that, from the date hereof through the Split-Off Effective Time, it shall cooperate fully and negotiate in good faith with the other Parties in finalizing the Ancillary Agreements. Each of the Company and SplitCo shall deliver executed copies of the Specified Intercompany Agreements to the other Party and use their reasonable best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law to execute and deliver such other documents and other papers as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement, in each case, prior to the Split-Off Effective Time. Prior to the Split-Off Effective Time, each of the Company and SplitCo shall use their respective commercially reasonable efforts to engage in separation and integration planning with respect to the SplitCo Business; provided that no Party shall be required to take any such actions to the extent they would reasonably be expected to (A) jeopardize, or result in the loss or waiver of, any attorney-client or other legal privilege, (B) contravene any applicable Law, fiduciary duty or Third Party Contract or (C) result in the loss of protection of any proprietary information or Trade Secrets of such Party.
ARTICLE III
THE SPLIT-OFF
Section 3.1   Split-Off.
(a) The Board of Directors of the Company (or a committee of the Board of Directors of the Company acting pursuant to delegated authority), in accordance with all applicable Laws and the Organizational Documents of the Company, shall set the Split-Off Date, and shall declare, pay and otherwise effectuate the Split-Off, in accordance with all applicable Laws, the Organizational Documents of the Company and any procedures established by the Company at the direction of the Board of Directors of the Company (or an authorized committee thereof).
(b) On the Split-Off Date, (i) all shares of SplitCo Common Stock held by the Company as of immediately prior to the Split-Off Effective Time, which, for the avoidance of doubt, shall constitute 100% of the issued and outstanding shares of SplitCo Common Stock, shall be distributed to TJF free and clear of all Encumbrances other than Permitted Encumbrances, and (ii) in exchange for such shares of SplitCo Common Stock, the Company shall redeem from TJF, and TJF shall deliver to the Company, a number of shares of Company Class B Common Stock held by TJF representing 27% of the shares of Company Class B Common Stock held by TJF immediately following the Closing.
(c) No Party, nor any of its Affiliates, shall be liable to any Person in respect of any shares of SplitCo Common Stock or any shares of Company Common Stock, or distributions in respect thereof, that are delivered to a public official in accordance with the provisions of any applicable escheat, abandoned property or similar applicable Law.
Section 3.2   Conditions to Split-Off.   The obligation of the Company to consummate the Split-Off is subject to the occurrence of (i) the Closing in accordance with the terms of the Merger Agreement and (ii) the Partial Payoff, including the release of any and all Encumbrances on the SplitCo Assets in connection therewith, in accordance with the terms of the Payoff Letter.

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ARTICLE IV
CERTAIN COVENANTS
Section 4.1   Further Assurances.   Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Party in doing or causing to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated hereby as soon as practicable, prior to, on and after the Split-Off Effective Time, and as may be otherwise required to consummate and make effective the transactions contemplated by this Agreement, including, without limiting the generality of the foregoing, taking such actions in connection with filings with any Governmental Authority or Third Party with respect to any liquor licenses and obtaining the necessary consents and approvals pertaining to the transfer and/or issuance of liquor licenses in connection with the liquor businesses or operations of the liquor facilities of the Company Group or the SplitCo Group, as applicable, to effect the Split-Off Separation as contemplated by this Agreement.
Section 4.2   Removal of Company Assets.
(a) Except as may be otherwise agreed to by the Parties, all tangible SplitCo Assets that are located at any Company Facilities shall be delivered by the applicable member of the Company Group, prior to the Split-Off Effective Time or as promptly thereafter as practicable, to the applicable SplitCo Facility, at the Company’s expense.
(b) Except as may be otherwise agreed to by the Parties, all tangible Company Assets that are located at any SplitCo Facilities shall be moved as promptly as practicable after the Split-Off Effective Time from such facilities, at the Company’s expense and, following the Split-Off Effective Time, in a manner so as not to unreasonably interfere with the operations of any member of the SplitCo Group and to not cause damage to such SplitCo Facility, and such member of the SplitCo Group shall provide reasonable access to such SplitCo Facility to effectuate such movement.
Section 4.3   Company and SplitCo Marks.   Each of SplitCo and the Company agrees that, except as set forth in this Section 4.3 or, in the case of SplitCo, as set forth on Schedule 4.3, after the Split-Off Effective Time, (a) the SplitCo Group or the Company Group, as applicable, will have no right, title, interest, license or any other right whatsoever in the Company Marks or SplitCo Marks, as applicable, and that no member of the Company Group or the SplitCo Group, as applicable, will have assigned such right, title, interest, license or other right to any member of the other Group and (b) each member of the SplitCo Group or the Company Group, as applicable, will cease and discontinue any and all uses of Company Marks or SplitCo Marks, as applicable, immediately upon the Split-Off Effective Time; provided that, for a period of six (6) months following the Split-Off Date, the SplitCo Group or the Company Group, as applicable, shall have the right to continue to use the marketing and promotional materials, invoices, business cards, schedules, displays, signs, stationery, technical guidelines, product manuals, packing materials and other supplies and similar materials, that were previously created and included in their respective Assets and that incorporate the Company Marks or the SplitCo Marks, as applicable, in the manner such materials were used in the SplitCo Business or the Company Business, as applicable, prior to the Split-Off Date.
Section 4.4   Prepaid Expense True-Up.   Within thirty (30) days following the Split-Off Effective Time, the Parties shall cooperate to determine in good faith the amount of (x) any SplitCo Liabilities that have been paid by any member of the Company Group prior to the Split-Off Effective Time, the payment of which primarily relates to the operation or conduct of the SplitCo Business following the Split-Co Effective Time and (y) any Company Liabilities that have been paid by any member of the SplitCo Group prior to the Split-Off Effective Time, the payment of which primarily relates to the operation or conduct of the Company Business following the Split-Co Effective Time, in each case, including prepaid expenses, prepaid leases, prepaid rentals and prepaid property taxes. To the extent that (a) the amount calculated in clause (x) in the foregoing sentence exceeds the amount calculated in clause (y) of the foregoing sentence, SplitCo shall pay, or cause to be paid by any member of the SplitCo Group, an amount equal in the aggregate to such excess to the applicable member(s) of the Company Group or (b) the amount calculated in clause (y) in the foregoing sentence exceeds the amount calculated in clause (x) of the foregoing sentence, the Company shall pay, or cause to be paid by any member of the Company Group, an amount equal in the aggregate to such excess to the applicable member(s) of the SplitCo Group.

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ARTICLE V
INDEMNIFICATION
Section 5.1   Release of Pre-Split-Off Claims.
(a) Except as provided in Section 5.1(b), effective as of the Split-Off Effective Time:
(i) the Company, for itself and each member of the Company Group and, to the extent permitted by Law, all Persons who at any time prior to the Split-Off Effective Time were directors, officers, partners, managers, agents or employees of any member of the Company Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, does hereby remise, release and forever discharge the SplitCo Indemnitees from any and all Liabilities, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Split-Off Effective Time, including in connection with the Split-Off Separation and the Split-Off and any of the other transactions contemplated hereunder and under the Transaction Agreements. Without limitation, the foregoing release includes a release of any rights and benefits with respect to such Liabilities that the Company and each member of the Company Group, and their respective successor and assigns, now has or in the future may have conferred upon them by virtue of any statute or common law principle which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, the Company hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and it further agrees that this release has been negotiated and agreed upon in light of that awareness and it nevertheless hereby intends to release the SplitCo Indemnitees from the Liabilities described in the first sentence of this Section 5.1(a)(i).
(ii) SplitCo, for itself and each member of the SplitCo Group and, to the extent permitted by Law, all Persons who at any time prior to the Split-Off Effective Time were directors, officers, partners, managers, agents or employees of any member of the SplitCo Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, does hereby remise, release and forever discharge the Company Indemnitees from any and all Liabilities, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Split-Off Effective Time, including in connection with the Split-Off Separation and the Split-Off and any of the other transactions contemplated hereunder and under the Transaction Agreements. Without limitation, the foregoing release includes a release of any rights and benefits with respect to such Liabilities that SplitCo and each member of the SplitCo Group, and their respective successor and assigns, now has or in the future may have conferred upon them by virtue of any statute or common law principle which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, SplitCo hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and it further agrees that this release has been negotiated and agreed upon in light of that awareness and it nevertheless hereby intends to release the Company Indemnitees from the Liabilities described in the first sentence of this Section 5.1(a)(ii).
(b) Nothing contained in Section 5.1(a) shall:
(i) limit or otherwise affect any Person’s rights or obligations pursuant to or contemplated by, or ability to enforce, any Transaction Agreement, in each case in accordance with its terms,

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including (A) the obligation of SplitCo to Assume and satisfy the SplitCo Liabilities, (B) the obligation of the Company to Assume and satisfy the Company Liabilities, (C) the obligations of the Company and its applicable Affiliates to Transfer the SplitCo Assets in accordance with this Agreement, (D) the obligations of SplitCo and its applicable Affiliates to Transfer the Company Assets in accordance with this Agreement or (E) the obligations of the Company and SplitCo to perform their respective obligations and indemnify each other under this Agreement, including pursuant to this Article V, the Merger Agreement and the other Transaction Agreements;
(ii) apply to any Liability the release of which would result in the release of any Person other than a Person expressly released pursuant to Section 5.1(a);
(iii) release any Person from, or waive any rights under, any Liability provided in or resulting from any Contract to which any member of the SplitCo Group, on the one hand, and any Company Group, on the other hand, is a party, that does not terminate as of the Split-Off Date in accordance with Section 2.3; or
(iv) release any SplitCo Employee or SplitCo Contractor from any Contract with any member of the Company Group to the extent related to any Company Asset.
(c) Following the Split-Off Effective Time, the Company shall not, and shall cause each other member of the Company Group not to, make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution, recovery or any indemnification, against SplitCo or any of its Affiliates, or any other Person released with respect to any Liabilities released pursuant to Section 5.1(a)(i). Following the Split-Off Effective Time, SplitCo shall not, and shall cause each of its controlled Affiliates not to, make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution, recovery or any indemnification, against the Company or any of its Affiliates, or any other Person released with respect to any Liabilities released pursuant to Section 5.1(a)(ii).
Section 5.2   Indemnification by Company.   Without limiting the indemnity provisions of any other Ancillary Agreements, from and after the Split-Off Effective Time, the Company shall and shall cause the other members of the Company Group, on a joint and several basis, to indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the SplitCo Indemnitees from and against, and shall reimburse such SplitCo Indemnitees with respect to, any and all Indemnifiable Losses of the SplitCo Indemnitees to the extent arising out of, resulting from or related to (without duplication): (a) the Company Liabilities, including the failure of any member of the Company Group to Assume any such Company Liabilities, and (b) any breach by the Company or any other member of the Company Group of any obligations to be performed by such Persons pursuant to this Agreement subsequent to the Split-Off Effective Time, in each which case any such indemnification claims shall be made hereunder (each, a “SplitCo Claim”).
Section 5.3   Indemnification by SplitCo.   Without limiting the indemnity provisions of any other Ancillary Agreements, from and after the Split-Off Effective Time, SplitCo shall, and shall cause each of the other members of the SplitCo Group, on a joint and several basis, to indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the Company Indemnitees from and against, and shall reimburse such Company Indemnitees with respect to, any and all Indemnifiable Losses of the Company Indemnitees to the extent arising out of, resulting from or related to (without duplication): (a) the SplitCo Liabilities, including the failure of any member of the SplitCo Group to Assume any such SplitCo Liabilities, and (b) any breach by SplitCo or any other member of the SplitCo Group of any obligations to be performed by such Persons pursuant to this Agreement subsequent to the Split-Off Effective Time, in each which case any such indemnification claims shall be made hereunder (each, a “Company Claim”).
Section 5.4   Procedures for Indemnification.
(a) Direct Claims.   Other than with respect to Third Party Claims, which shall be governed by Section 5.4(b):
(i) if a SplitCo Indemnitee has made a determination that it is or may be entitled to indemnification in respect of any SplitCo Claim, the SplitCo Indemnitee shall so notify the Company as promptly as reasonably possible after becoming aware of the existence of such SplitCo Claim; and

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(ii) if a Company Indemnitee has made a determination that it is or may be entitled to indemnification in respect of any Company Claim, the Company Indemnitee shall so notify SplitCo as promptly as reasonably possible after becoming aware of the existence of such Company Claim (any such claim made pursuant to Section 5.4(a)(i) or this Section 5.4(a)(ii), a “Direct Claim”).
Each such notice shall be in writing and shall describe in reasonable detail the basis for the claim for indemnification hereunder and set forth, to the extent known, the estimated amount of Indemnifiable Losses for which indemnification may be sought hereunder relating to such claim and, to the extent practicable, the method of computation thereof; provided, however, that the failure to provide (or delay in providing) such written notice shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure or delay.
(b) Third Party Claims.   If an Indemnitee receives notice or otherwise learns of the assertion by any Third Party of any claim or demand or of the commencement by any Third Party of any Action as to which an Indemnifying Party may be obligated to provide indemnification pursuant to this Agreement (a “Third Party Claim”), the Company (on behalf of the Company Indemnitees) or SplitCo (on behalf of the SplitCo Indemnitees), as applicable (such claimant, the “Claiming Party”), shall notify the Indemnifying Party of the Third Party Claim in writing and in reasonable detail describing the basis for any claim for indemnification hereunder and including copies of all notices and documents received by the Claiming Party (and any or all of its Indemnitees) from Third Parties relating to the Third Party Claim (subject to any bona fide claims of attorney-client privilege) promptly (and in any event with twenty (20) days after receipt by such Indemnitee of written notice of the Third Party Claim); provided, however, that the failure to provide notice of any such Third Party Claim pursuant to this sentence shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Claiming Party shall deliver to the Indemnifying Party, promptly (and in any event within five (5) Business Days) after the receipt thereof by the Claiming Party (or any of its Indemnitees), copies of any and all additional written notices and documents (including court papers) received by the Claiming Party (or any of its Indemnitees) from Third Parties relating to the Third Party Claim, subject to any bona fide claims of attorney-client privilege.
(c) Subject to the provisions of this Section 5.4(c), the Indemnifying Party has the right, exercisable by written notice to the Claiming Party within thirty (30) days after receipt of notice from the Claiming Party pursuant to Section 5.4(b), to assume and conduct the defense (including settlement) of such Third Party Claim in accordance with the limits set forth in this Agreement with counsel selected by the Indemnifying Party and reasonably acceptable to the applicable Indemnitees. If the Indemnifying Party does not assume the defense of a Third Party Claim in accordance with this Section 5.4(c), the Indemnitee may defend the Third Party Claim. If the Indemnifying Party has assumed the defense of a Third Party Claim as provided in this Section 5.4(c), the Indemnifying Party shall not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense of the Third Party Claim; provided, however, that if (i) in the reasonable judgment of the Indemnitee, after consultation with outside counsel, there exists a conflict of interest between the Indemnifying Party and the applicable Indemnitee(s) in the defense of such Third Party Claim by the Indemnifying Party, (ii) the party making such Third Party Claim is a Governmental Authority with regulatory or other authority over the Indemnitee or any of its material assets, (iii) the Third Party Claim seeks injunctive or other nonmonetary relief that, if granted, would reasonably be expected to have a material and adverse effect on the Indemnitee’s business or (iv) the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third Party Claim, in each case, the Indemnitee may assume its own defense, and the Indemnifying Party shall be liable for all reasonable costs or expenses paid or incurred in connection with such defense. The Indemnifying Party or the Indemnitee, as the case may be, has the right to participate in (but, subject to the prior sentence, not control), at its own expense, the defense of any Third Party Claim that the other Person is defending as provided in this Agreement. The Indemnifying Party, if it has assumed the defense of any Third Party Claim as provided in this Agreement, may not, without the prior written consent of the Indemnitee, consent to a settlement or compromise of, or the entry of any judgment arising from, any such Third Party Claim that (A) does not

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include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnitee of a complete release from all liability in respect of such Third Party Claim, (B) provides for injunctive or other nonmonetary relief affecting the Indemnitee or any of its Affiliates, or for monetary relief with respect to which the Indemnitee and its Affiliates are not entitled to indemnification under this Agreement, or (C) in the reasonable opinion of the Indemnitee, would otherwise materially and adversely affect the Indemnitee or any of its Affiliates. The Indemnitee may consent to a settlement or compromise of, or the entry of any judgment arising from, any Third Party Claim, the defense of which has not been assumed by the Indemnifying Party, only with the prior written consent of the Indemnifying Party, not to be unreasonably withheld, conditioned or delayed.
(d) The Claiming Party and the Indemnifying Party shall (and the Claiming Party shall cause the applicable Indemnitee(s) to) make reasonably available to each other and their respective agents and representatives all relevant information available to them that are necessary or appropriate for the defense of any Third Party Claim, subject to any bona fide claims of attorney-client privilege, and each of the Indemnifying Party and the Claiming Party shall use its reasonable efforts to assist, and to cause the employees and counsel of such party to assist, in the defense of such Third Party Claim. If a Party asserts its right to participate in the defense of any Third Party Claim, the Party controlling the defense and investigation of such Third Party Claim shall act in good faith and reasonably consult and cooperate with the Indemnitee or the Indemnifying Party, as the case may be, in connection with any appearances, briefs, arguments and proposals made or submitted by or on behalf of any party in connection with the Third Party Claim (including considering in good faith all reasonable additions, deletions or changes suggested by the Indemnitee or the Indemnifying Party, as the case may be, in connection any filings made with any Governmental Authority or proposals to the Third Party claimant in connection therewith).
(e) With respect to any Third Party Claim that implicates both Parties in any material respect due to the allocation of Liabilities, responsibilities for management of defense and related indemnities pursuant to this Agreement or any of the Transaction Agreements, the Parties agree to use commercially reasonable efforts to cooperate fully and maintain a joint defense (in a manner that, to the extent reasonably practicable, will preserve for all Parties any Privilege with respect thereto).
(f) The provisions of this Section 5.4 (other than this Section 5.4(f)) and Section 5.7 shall not apply to Taxes (Taxes being governed by the Tax Matters Agreement).
Section 5.5   Indemnification Obligations Net of Insurance Proceeds and Other Amounts.
(a) Any recovery by any Party (including any of its Indemnitees) for any Indemnifiable Loss subject to indemnification pursuant to this Article V shall be calculated (i) net of Insurance Proceeds actually received by such Party (or any of its Indemnitees) with respect to any Indemnifiable Loss and (ii) net of any proceeds actually received by such Party (or any of its Indemnitees) from any Third Party with respect to any such Liability corresponding to the Indemnifiable Loss (“Third Party Proceeds”), in the case of (i) and (ii) net of the costs of collection thereof and any increase in premium attributable thereto under applicable Third Party Policies. Accordingly, the amount which any Indemnifying Party is required to pay pursuant to this Article V to any Indemnitee pursuant to this Article V shall be reduced by any Insurance Proceeds or Third Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee corresponding to the related Indemnifiable Loss. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party corresponding to any Indemnifiable Loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third Party Proceeds, then the Indemnitee shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.
(b) Insurers and Other Third Parties Not Relieved.   The Parties hereby agree that an insurer or other Third Party that would otherwise be obligated to pay any amount shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto by virtue of any provision contained in this Agreement or any Transaction Agreement, and that no insurer or any other Third Party shall be entitled to a “windfall” (e.g., a benefit they would not otherwise be entitled to

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receive, or the reduction or elimination of an insurance coverage obligation that they would otherwise have, in the absence of the indemnification or release provisions) by virtue of any provision contained in this Agreement or any Transaction Agreement. Each Party shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to collect or recover, or allow the Indemnifying Party to collect or recover, or cooperate with each other in collecting or recovering, any Insurance Proceeds that may be collectible or recoverable respecting the Liabilities for which indemnification may be available under this Article V. Notwithstanding the foregoing, an Indemnifying Party may not delay making any Indemnity Payment required under the terms of this Agreement, or otherwise satisfying any indemnification obligation, pending the outcome of any Actions to collect or recover Insurance Proceeds, and an Indemnitee need not attempt to collect any Insurance Proceeds prior to making a claim for indemnification or receiving any Indemnity Payment otherwise owed to it under this Agreement or any Transaction Agreement.
Section 5.6   Contribution.   If the indemnification provided for in this Article V is unavailable for any reason to an Indemnitee (other than failure to provide notice with respect to any Third Party Claims in accordance with Section 5.4(b)) in respect of any Indemnifiable Loss, then the Indemnifying Party shall, in accordance with this Section 5.6, contribute to the Indemnifiable Losses incurred, paid or payable by such Indemnitee as a result of such Indemnifiable Loss in such proportion as is appropriate to reflect the relative fault of SplitCo and each other member of the SplitCo Group, on the one hand, and the Company and each other member of the Company Group, on the other hand, in connection with the circumstances which resulted in such Indemnifiable Loss. Solely for purposes of determining relative fault pursuant to this Section 5.6: (i) any fault associated with the conduct of the Company Business prior to the Split-Off Effective Time shall be deemed to be allocated to the Company and the other members of the Company Group, and no such fault shall be deemed to be the fault of SplitCo or any other member of the SplitCo Group; and (ii) any fault associated with the conduct of the SplitCo Business prior to the Split-Off Effective Time shall be deemed to be the fault of SplitCo and the other members of the SplitCo Group, and no such fault shall be deemed to be the fault of the Company or any other member of the Company Group.
Section 5.7   Additional Matters; Survival of Indemnities.
(a) The agreements contained in this Article V shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee; and (ii) the knowledge by the Indemnitee of Indemnifiable Losses for which it might be entitled to payment hereunder. The agreements contained in this Article V shall survive the Split-Off.
(b) The rights and obligations of each Party and their respective Indemnitees under this Article V shall survive (i) the sale or other Transfer by any Party or its respective Subsidiaries of any Assets or businesses or the assignment by it of any Liabilities and (ii) any merger, consolidation, business combination, sale of all or substantially all of the Assets, restructuring, recapitalization, reorganization or similar transaction involving either Party or any of its Subsidiaries.
(c) The Parties intend and hereby agree that this Article V sets forth the exclusive remedy of the Parties and the parties to the Conveyance and Assumption Instruments, as applicable, following the Split-Off Effective Time for any Liabilities arising out of any breach of the covenants or agreements contained in this Agreement (including with respect to Indemnifiable Losses arising out of, resulting from or related to the Company Liabilities or SplitCo Liabilities, as the case may be) or any Conveyance and Assumption Instrument, except that nothing contained in this Section 5.7(c) shall impair any right of any Person (i) to specific performance under this Agreement or (ii) to equitable relief as provided in Section 8.17, in any other Transaction Agreement. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the other Parties in connection herewith or any Conveyance and Assumption Instrument or arising under or based upon any Law other than the right to seek indemnity pursuant to this Article V and the right to seek the relief described in clauses (i) or (ii) of the preceding sentence. Each Party shall cause its Representatives to comply with this Section 5.7(c).
(d) Any amounts payable pursuant to this Article V shall be paid without duplication, and in no event shall any party be indemnified or receive contribution under different provisions of any Transaction Agreement for the same Liabilities.

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(e) Any amount to be paid or reimbursed by an Indemnifying Party (or a member of such Party’s Group) to an Indemnitee pursuant to this Article V shall be paid in accordance with the procedures set forth in Section 8.11.
(f) From and after the Split-Off Effective Time, with respect to any Action where the Company or SplitCo (or any member of such other Party’s Group) is a defendant, when and if requested by such Party, the other Party shall use commercially reasonable efforts to petition the applicable court or tribunal to remove the requesting Party as a defendant to the extent that such Action relates solely to Assets or Liabilities that the other Party (or any member of such other Party’s Group) has been allocated pursuant to Article II, and the other Party shall cooperate and assist in any required communication with any plaintiff or other related Third Party.
(g) No Party hereto shall have any right to set off any losses (including Indemnifiable Losses) under this Article V against any payments to be made by such Party pursuant to this Agreement or any other agreement between the Parties, including the Merger Agreement or any of the Ancillary Agreements.
(h) Notwithstanding anything herein to the contrary, nothing in this Article V is intended to provide any rights of indemnification in respect of any other Transaction Agreement.
ARTICLE VI
PRESERVATION OF RECORDS; ACCESS TO INFORMATION;
CONFIDENTIALITY; PRIVILEGE
Section 6.1   Generally.
(a) Other than in circumstances in which indemnification is sought pursuant to Article V (in which event the provisions of Article V shall govern) or for matters related to provision of Tax Records (in which event the provisions of the Tax Matters Agreement shall govern), and subject to appropriate restrictions for Privileged Information or Confidential Information, from and after the Split-Off Effective Time and until the later of (x) the sixth anniversary of the Split-Off Effective Time and (y) the expiration of the relevant statute of limitations period, if applicable, and subject to compliance with the terms of the Transaction Agreements, upon the prior written reasonable request (i) by the Company or SplitCo for Shared Information or (ii) by (A) SplitCo for Retained SplitCo Information or (B) the Company for Retained Company Information, the applicable Party shall use commercially reasonable efforts to provide, as soon as reasonably practicable following the receipt of such request, appropriate access or, to the extent such information is reasonably practicable to identify and extract, copies of such information in the possession or control of such applicable Party or any of its Affiliates, but only to the extent such requested information is not already in the possession or control of the requesting Party or any of its Affiliates; provided, that in connection with the provision of information under this Section 6.1(a), the Company shall be entitled to redact any portion of the Retained SplitCo Information to the extent related to any matter other than the SplitCo Business, and SplitCo shall be entitled to redact any portion of the Retained Company Information to the extent related to any matter other than the Company Business; provided further, that in the event that any Shared Information, Retained SplitCo Information or Retained Company Information, as the case may be, constitutes Privileged Information, the Parties shall use commercially reasonable efforts to provide such access to such information in a manner that would not reasonably be expected to violate any such privilege. Each of the Company and SplitCo agree to make their respective personnel available during regular business hours to discuss the information exchanged pursuant to this Article VI.
(b) Each of the Company and SplitCo shall inform their respective Representatives who have or have access to the other Party’s Confidential Information or other information provided pursuant to this Article VI of their obligation to hold such information confidential in accordance with the provisions of this Agreement.
(c) Nothing in this Article VI shall require any Party to violate any agreement with any Third Party regarding the confidentiality of confidential and proprietary information relating to that Third Party or its business; provided, however, that in the event that a Party would be required under this

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Section 6.1 to disclose any such information, such Party shall use commercially reasonable efforts to seek to obtain such Third Party’s written consent to the disclosure of such information and to otherwise disclose any such information in a manner that would not reasonably be expected to violate such agreement.
(d) Neither the Company nor SplitCo will have any Liability to the other Party in the event that any information exchanged or provided pursuant to this Agreement that is an estimate or forecast, or that is based on an estimate or forecast, is found to be inaccurate in the absence of willful misconduct by the providing Person.
Section 6.2   Financial Statements and Accounting.   Without limitation of Section 6.1, from the Split-Off Effective Time until the completion of each Party’s audit for the fiscal year ending December 31, 2021 (and for a reasonable period of time afterwards as required by Law for the Company to prepare consolidated financial statements or complete a financial statement audit for any period during which the financial results of the SplitCo Group were consolidated with those of the Company), each of the Company and SplitCo agrees to provide reasonable assistance and, subject to Section 6.6, reasonable access to its properties, books and records, other information and personnel, and to use its commercially reasonable efforts to cooperate with the other Party’s requests, in each case to enable, to the extent applicable, (i) such other Party to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K, to the extent applicable, (ii) such other Party’s accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements of such other Party, including, to the extent applicable to such Party, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder and (iii) such other Party to respond to any written request or official comment from a Governmental Authority, including in connection with responding to a comment letter from the SEC; provided, that in connection with this clause (iii), each Party shall provide reasonable access on the terms set forth in this Section 6.2 for a period of three (3) years following the Split-Off Date.
Section 6.3   Witness Services.   At all times from and after the Split-Off Effective Time, each of the Company and SplitCo shall use its commercially reasonable efforts to make available to the other Party, upon reasonable written request, its and its Subsidiaries’ officers, directors, employees and agents (taking into account the business demands of such individuals) as witnesses to the extent that (i) such Persons may reasonably be required to testify in connection with the prosecution or defense of any Action in which the requesting Party may from time to time be involved (except for claims, demands or Actions in which one or more members of one Group is adverse to one or more members of the other Group) and (ii) there is no conflict in the Action between the requesting Party and the other Party. A Party providing a witness to the other Party under this Section 6.3 shall be entitled to receive from the recipient of such witness services, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses), as may be reasonably incurred and properly paid under applicable Law.
Section 6.4   Reimbursement.   Except as otherwise set forth in the Merger Agreement or any Ancillary Agreement, the Party requesting information or services pursuant to this Article VI agrees to reimburse the other Party for the reasonable out-of-pocket costs, if any, actually incurred in connection with delivering such information or services, to the extent that such costs are incurred for the benefit of the requesting Party.
Section 6.5   Retention of Information.   Each of the Company and SplitCo agrees to use its commercially reasonable efforts to retain all information that relates to the operations of the SplitCo Business in its respective possession or control at the Split-Off Effective Time in accordance with the policies of the Company as in effect on the Split-Off Date (or such other policies as may be adopted by either Party in good faith thereafter, provided, that each Party shall notify the other Party of any such change). Neither the Company nor SplitCo shall destroy, or permit any of its Subsidiaries to destroy, any information which the other Parties may have the right to obtain pursuant to this Agreement prior to the end of the

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retention period set forth in such Party’s retention policies without first using its commercially reasonable efforts to notify the other Parties of the proposed destruction and giving the other Parties the opportunity to take possession or make copies of such information prior to such destruction. Notwithstanding the foregoing, the Tax Matters Agreement will govern the retention of Tax Returns, schedules and work papers and all material records or other documents relating thereto.
Section 6.6   Confidentiality.
(a) From and after the Split-Off Effective Time, the Company shall not, and shall cause each member of the Company Group and its and their respective Representatives not to, directly or indirectly, without the prior written consent of SplitCo, disclose to any Third Party (other than to each other and their respective Representatives who need to know the information and who are advised of the confidential nature of such information) any Confidential Information related to the SplitCo Business; provided, that the foregoing restrictions shall not (i) apply to any information generally available to the public (other than as a result of disclosure in violation of this Section 6.6(a)) or (ii) prohibit disclosure required by applicable Law so long as, to the extent legally permissible, the Company or such member of the Company Group provides SplitCo with reasonable prior written notice of such disclosure and a reasonable opportunity to contest such disclosure at SplitCo’s sole expense. From and after the Split-Off Effective Time, the Company shall, and shall cause each member of the Company Group and its and their respective Representatives to, use such Confidential Information related to the SplitCo Business only in connection with the purpose for which such Confidential Information was retained by the Company or such member of the Company Group in accordance with this Agreement, and for no other reason (and only for so long as such purpose continues to be applicable to the Company or such member of the Company Group).
(b) From and after the Split-Off Effective Time, SplitCo shall not, and shall cause each other member of the SplitCo Group and its and their respective Representatives not to, directly or indirectly, without the prior written consent of the Company, disclose to any Third Party (other than to each other and their respective Representatives who need to know the information and who are advised of the confidential nature of such information) any Confidential Information related to the Company Business; provided, that the foregoing restrictions shall not (i) apply to any information generally available to the public (other than as a result of disclosure in violation of this Section 6.6(b)) or (ii) prohibit disclosure required by applicable Law so long as, to the extent legally permissible, SplitCo or such member of the SplitCo Group provides the Company with reasonable prior written notice of such disclosure and a reasonable opportunity to contest such disclosure at the Company’s sole expense. From and after the Split-Off Effective Time, SplitCo shall, and shall cause each other member of the SplitCo Group and its and their respective Representatives to, use such Confidential Information related to the Company Business only in connection with the purpose for which such Confidential Information was retained by SplitCo or such member of the SplitCo Group in accordance with this Agreement, and for no other reason (and only for so long as such purpose continues to be applicable to SplitCo or such member of the SplitCo Group).
(c) For the avoidance of doubt and notwithstanding any other provision of this Section 6.6, (i) the sharing of Privileged Information shall be governed solely by Section 6.7, and (ii) information that is subject to any confidentiality provision or other disclosure restriction in any Ancillary Agreement shall be governed by the terms of such Ancillary Agreement.
Section 6.7   Privilege Matters.
(a) Pre-Split-Off Services.   The Parties recognize that legal and other professional services that have been and will be provided prior to the Split-Off Effective Time have been and will be rendered for the collective benefit of each of the members of the Company Group and the SplitCo Group, and, to the fullest extent permitted by Law, that each of the members of the Company Group and the SplitCo Group should be deemed to be the client with respect to such pre-Split-Off services for the purposes of asserting all privileges, immunities or other protections from disclosure which may be asserted under applicable Law, including attorney-client privilege, business strategy privilege, joint defense privilege, common interest privilege and protection under the work-product doctrine (“Privilege”). To the fullest extent permitted by Law, the Company and SplitCo shall have a shared Privilege with respect to all

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information subject to Privilege (“Privileged Information”) which relates to such pre-Split-Off services. For the avoidance of doubt, Privileged Information within the scope of this Section 6.7(a) includes, but is not limited to, services rendered by legal counsel retained or employed by any Company or SplitCo (or any member of such Party’s respective Group), including outside counsel and in-house counsel.
(b) Post-Split-Off Services.   The Parties recognize that legal and other professional services will be provided following the Split-Off Effective Time to each of the Company and SplitCo. The Parties further recognize that certain of such post-Split-Off services will be rendered solely for the benefit of SPAC or SplitCo, as the case may be, while other such post-Split-Off services may be rendered with respect to Actions or other matters which involve both the Company and SplitCo. To the fullest extent permitted by Law, with respect to such post-Split-Off services and related Privileged Information, the Parties agree as follows:
(i) All Privileged Information relating to any claims, proceedings, litigation, disputes or other matters which involve both the Company and SplitCo shall be subject to a shared Privilege among the Parties involved in the claims, proceedings, litigation, disputes or other matters at issue; and
(ii) Except as otherwise provided in Section 6.7(b)(i), Privileged Information relating to post-Split-Off services provided solely to one of the Company or SplitCo shall not be deemed shared between the Parties; provided, that the foregoing shall not be construed or interpreted to restrict the right or authority of the Parties (x) to enter into any further agreement, not otherwise inconsistent with the terms of this Agreement, concerning the sharing of Privileged Information or (y) otherwise to share Privileged Information without waiving any Privilege which could be asserted under applicable Law.
(c) The Parties agree as follows regarding all Privileged Information with respect to which the Parties shall have a shared Privilege under Section 6.7(a) or (b):
(i) Subject to Section 6.7(c)(iii) and (iv), neither the Company nor SplitCo may waive, or allege or purport to waive, any Privilege which could be asserted under any applicable Law, and in which the other Party has a shared Privilege, without the written consent of the other Party;
(ii) If a dispute arises between or among the Parties or their respective Subsidiaries regarding whether a Privilege should be waived to protect or advance the interest of any Party, each Party agrees that it shall negotiate in good faith, shall endeavor to minimize any prejudice to the rights of the other Party and each of the Company and SplitCo, on behalf of themselves and their respective Group, specifically agrees that it shall not withhold consent to waive for any purpose except to protect its own legitimate interests;
(iii) If, within fifteen (15) days of receipt by the requesting Party of written objection, the Parties have not succeeded in negotiating a resolution to any dispute regarding whether a Privilege should be waived, and the requesting Party determines that a Privilege should nonetheless be waived to protect or advance its interest, the requesting Party shall provide the objecting Party fifteen (15) days’ written notice prior to effecting such waiver. Each Party specifically agrees that failure within fifteen (15) days of receipt of such notice to commence proceedings in accordance with Article VIII to enjoin such waiver under applicable Law shall be deemed full and effective consent to such waiver, and the Parties agree that any such Privilege shall not be waived by either party under the final determination of such dispute in accordance with Article VIII; and
(iv) In the event of any litigation or dispute between the Parties, or any members of their respective Groups, either the Company or SplitCo, on behalf of themselves and their respective Group, may waive a Privilege in which the other Party or member of such Group has a shared Privilege, without obtaining the consent of the other Party; provided, that such waiver of a shared Privilege shall to the fullest extent permitted by Law be effective only as to the use of Privileged Information with respect to the litigation or dispute between the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared Privilege with respect to third parties.

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(d) The transfer of all information pursuant to this Agreement is made in reliance on the agreement of the Company or SplitCo as set forth in Section 6.6 and this Section 6.7(d), to maintain the confidentiality of Privileged Information and to assert and maintain any applicable Privilege. The access to Privileged Information being granted pursuant to Section 6.1 and Section 6.2, the agreement to provide witnesses and individuals pursuant to Section 6.3, the furnishing of notices and documents and other cooperative efforts contemplated by Section 5.4 and the transfer of Privileged Information between the Parties and their respective Subsidiaries pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Agreement or otherwise.
Section 6.8   Ownership of Information.   Any Confidential Information or Privileged Information owned by one Party or any of its Subsidiaries that is provided to a requesting Party pursuant to this Article VI shall be deemed to remain the property of the providing Party. Unless expressly set forth herein, nothing contained in this Agreement shall be construed as granting a license or other rights to any Party with respect to any such Confidential Information or Privileged Information, whether by implication, estoppel or otherwise.
Section 6.9   Other Agreements.   The rights and obligations granted under this Article VI are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in any Transaction Agreement.
ARTICLE VII
DISPUTE RESOLUTION
Section 7.1   Dispute Resolution Procedures.
(a) Each Party shall appoint a representative who shall be responsible for administering this dispute resolution provision (the “Appointed Representative”). The Appointed Representative shall have the authority to resolve any such disputes.
(b) Except as otherwise provided in this Agreement or in any Ancillary Agreement, in the event of a controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity, termination or breach of this Agreement or any Ancillary Agreement or otherwise arising out of, or in any way related to, this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby (collectively, the “Split-Off Separation Agreement Disputes”), the Appointed Representatives shall negotiate in good faith for a reasonable period of time to settle such Split-Off Separation Agreement Dispute; provided, however, that: (i) such reasonable period shall not, unless otherwise agreed to by the relevant Parties in writing, exceed twenty (20) days from the time of receipt by a Party of written notice of such Split-Off Separation Agreement Dispute; and (ii) the relevant employees from both Parties with knowledge and interest in the dispute shall first have tried to resolve the differences between the Parties. Nothing said or disclosed, nor any document produced, in the course of any negotiations, conferences and discussions in connection with efforts to settle a Split-Off Separation Agreement Dispute that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose, but shall be considered as to have been disclosed for settlement purposes.
ARTICLE VIII
MISCELLANEOUS
Section 8.1   Entire Agreement; Construction.   This Agreement, the Disclosure Letters, the other Transaction Agreements, the Conveyance and Assumption Instruments and the Confidentiality Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof and thereof. If there is a conflict between any provision of this Agreement and a provision in any of the other Transaction Agreements (other than the Merger Agreement), the provision of this Agreement shall control unless (i) with respect to any Ancillary Agreement other than the Tax Matters Agreement, as specifically provided otherwise in this Agreement or in such other Ancillary Agreement or (ii) with respect to the Tax Matters Agreement, the provision relates to matters addressed by the Tax Matters Agreement, in which case the Tax Matters Agreement shall control. If there is a conflict between

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any provision of this Agreement and a provision in the Merger Agreement, the provision of the Merger Agreement shall control. Notwithstanding any other provision of this Agreement or any Ancillary Agreement, the Tax Matters Agreement shall exclusively govern all matters related to Taxes (including allocations thereof) addressed.
Section 8.2   Transaction Agreements.   Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Merger Agreement or the Ancillary Agreements.
Section 8.3   Counterparts.   This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in two or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing this Agreement (or on whose behalf this Agreement is executed) with the same force and effect as if such signature page were an original thereof.
Section 8.4   Survival of Agreements.   Except as otherwise contemplated by this Agreement or any Transaction Agreement, all covenants and agreements of the Parties contained in this Agreement and each Transaction Agreement shall survive the Split-Off Effective Time and remain in full force and effect in accordance with their applicable terms.
Section 8.5   Expenses.   Except as otherwise provided in this Agreement, including Section 2.4 and Article V, or any other Transaction Agreement, each Party shall bear its own fees, costs and expenses (collectively, the “Expenses”), in each case, incurred in connection with the preparation, execution, delivery and implementation of this Agreement, including the Split-Off Separation and the Split-Off, and the consummation of the transactions contemplated hereby.
Section 8.6    Notices.   All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by a nationally recognized overnight courier service, or by email (with a confirmatory copy sent by a nationally recognized overnight courier service) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 8.6):
If to the Company, or to SplitCo prior to the Split-Off Effective Time:
FAST Acquisition Merger Corp3 Minetta Street
New York, NY 10012
Attn: Sandy Beall and Garrett Schreiber
Email: sandy@Beallinvestmentpartners.com and gs@andvest.co

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attn: Brad Vaiana and Jason Osborn
Email: BVaiana@winston.com and JOsborn@winston.com
If to SplitCo after the Split-Off Effective Time:
Landry’s E/C Gaming, Inc.
1510 West Loop South
Houston, TX 77027
Attention: Steven L. Scheinthal, General Counsel
Email: sscheinthal@ldry.com

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with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attention:
Marc D. Jaffe Ian D. Schuman
Ryan J. Maierson
Nick S. Dhesi

Email:
marc.jaffe@lw.com
ian.schuman@lw.com
ryan.maierson@lw.com
nick.dhesi@lw.com

Any notice to the Company shall be deemed notice to all members of the Company Group, and any notice to SplitCo shall be deemed notice to all members of the SplitCo Group.
Section 8.7   Amendment and Waivers.
(a) This Agreement may be amended or modified in whole or in part, only by (i) a duly authorized agreement in an instrument in writing signed by the Parties and which makes reference to this Agreement or (ii) by a waiver in accordance with Section 8.7(b).
(b) Any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties; (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered by the other Parties pursuant to this Agreement; or (c) waive compliance with any of the agreements of the other Parties or conditions to such obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any waiver of any term or condition hereof shall not be construed as a waiver of any subsequent breach or as a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.
Section 8.8   Termination.   This Agreement and any Ancillary Agreement may be terminated at any time prior to the Split-Off Effective Time by the mutual agreement of the Company and TJF. If terminated, no Party shall have any Liability of any kind to the other parties or any other Person on account of this Agreement, except as provided in the Merger Agreement.
Section 8.9   Assignment.   No Party shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 8.9 shall be null and void, ab initio.
Section 8.10   Successors and Assigns.   The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted assigns.
Section 8.11   Payment Terms.
(a) Except as otherwise expressly provided to the contrary in this Agreement or in any Transaction Agreement, any amount to be paid or reimbursed by a Party (where applicable, or a member of such Party’s Group) to another Party (where applicable, or a member of such other Party’s Group) under this Agreement shall be paid or reimbursed hereunder within thirty (30) days after presentation of an invoice or a written demand therefor, in either case setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.
(b) Except as set forth in Article V or as expressly provided to the contrary in this Agreement or in any Transaction Agreement, any amount not paid when due pursuant to this Agreement (and any amount billed or otherwise invoiced or demanded and properly payable that is not paid within thirty (30)

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days of such bill, invoice or other demand) shall bear interest at a rate per annum equal to the Prime Rate, from time to time in effect, plus two percent (2%), calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment.
(c) Without the consent of the party receiving any payment under this Agreement specifying otherwise, all payments to be made by either the Company or SplitCo under this Agreement shall be made in U.S. dollars. Except as expressly provided herein, any amount which is not expressed in U.S. dollars shall be converted into U.S. dollars by using the exchange rate published on Bloomberg at 5:00 pm, Eastern time, on the day before the relevant date, or in The Wall Street Journal, Eastern Edition, on such date if not so published on Bloomberg. Except as expressly provided herein, in the event that any Indemnity Payment required to be made hereunder or under any Transaction Agreement may be denominated in a currency other than U.S. dollars, the amount of such payment shall be converted into U.S. dollars on the date in which notice of the claim is given to the Indemnifying Party.
Section 8.12   Subsidiaries.   Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any Person that becomes a Subsidiary of such Party at or after the Split-Off Effective Time, in each case to the extent such Subsidiary remains a Subsidiary of the applicable Party.
Section 8.13   Third Party Beneficiaries.   Except (i) as provided in Article V relating to Indemnitees and for the releases under Section 5.1 of any Person as provided therein and (ii) as specifically provided in any Transaction Agreement, this Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to, or shall confer upon, any other Person any right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.
Section 8.14   Exhibit and Schedules.   The Exhibit and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Subject to the prior written consent of the other Parties, each Party shall be entitled to update the Schedules from and after the date hereof until the Split-Off Effective Time.
Section 8.15   Governing Law.   This Agreement and any Split-Off Separation Agreement Dispute shall be governed by and construed in accordance with the Laws of the State of Texas, without giving effect to the conflicts of laws principles thereof that might lead to the application of Laws other than the Laws of the State of Texas. All Actions that, directly or indirectly, arise out of or relate to this Agreement shall be heard and determined exclusively in any Texas state court or United States federal court sitting in Harris County, Texas; provided, however, that if such court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any Texas state court or United States federal court sitting in the State of Texas. Consistent with the preceding sentence, each of the Parties hereby (a) submits to the exclusive jurisdiction of any federal or state court sitting in the State of Texas for the purpose of any Action brought by any Party that, directly or indirectly, arises out of or relates to this Agreement; (b) agrees that service of process in such Action will be validly effected by sending notice in accordance with Section 8.6; (c) irrevocably waives and releases, and agrees not to assert by way of motion, defense, or otherwise, in or with respect to any such Action, any claim that (i) such Action is not subject to the subject matter jurisdiction of at least one of the above-named courts; (ii) its property is exempt or immune from attachment or execution in the State of Texas; (iii) such Action is brought in an inconvenient forum; (iv) that the venue of such Action is improper; or (v) this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts; and (d) agrees not to move to transfer any such Action to a court other than any of the above-named courts.
Section 8.16   Waiver of Jury Trial.   EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY, DIRECTLY OR INDIRECTLY, ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD

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NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.16.
Section 8.17   Specific Performance.   The Parties acknowledge and agree that the Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the Parties would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any Party may be entitled, at law or in equity (including monetary damages), such Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. The prevailing party in any proceeding brought to enforce this Agreement shall be entitled to an award of its reasonable costs and expenses, including, without limitation, attorneys’ fees. The Parties agree that they will not contest the appropriateness of specific performance as a remedy.
Section 8.18   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.
Section 8.19   Interpretation.   The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.
Section 8.20   No Duplication; No Double Recovery.   Nothing in this Agreement or any Transaction Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances (including with respect to the rights, entitlements, obligations and recoveries that may arise out of one or more of Section 5.2, Section 5.3 and Section 5.4).
Section 8.21   No Admission of Liability.   The allocation of Assets and Liabilities herein (including on the Schedules hereto) is solely for the purpose of allocating such Assets and Liabilities between the Company and SplitCo and is not intended as an admission of liability or responsibility for any alleged Liabilities vis-à-vis any Third Party, including with respect to the Liabilities of any non-wholly owned subsidiary of the Company or SplitCo.
Section 8.22   Headings and Captions.   The headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.
Section 8.23   Plan of Reorganization.   This Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.
[Signature page follows.]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.
FAST MERGER CORP.
By:

Name:
Title:
LANDRY’S E/C GAMING, INC.
By:

Name:
Title:

Tilman J. Fertitta
[Signature Page to Split-Off Agreement]

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EXHIBIT A
SPLIT-OFF RESTRUCTURING STEPS MEMO

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Exhibit K
Agreement and Plan of Merger for the TX Merger
[See Annex C hereto.]

K-1

Exhibit L
Form of LLC Sub Merger Agreement

L-1

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of           is by and between Fertitta Entertainment, Inc., a Texas corporation (the “Company”), and [LLC Sub], a Texas limited liability company (“LLC Sub,” and together with the Company, the “Parties”) and a wholly owned subsidiary of FAST Merger Corp., a Texas corporation (“Parent”).
RECITALS
WHEREAS, LLC Sub is an entity disregarded as separate from Parent for U.S. federal income tax purposes;
WHEREAS, Parent, the Company, FAST Acquisition Corp., a Delaware corporation (“SPAC”) and FAST Merger Sub Inc. (“Merger Sub”), a Texas corporation and a direct wholly owned subsidiary of SPAC, entered into an Agreement and Plan of Merger dated as of February 1, 2021 (the “Merger Agreement”);
WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of February 1, 2021, by and between SPAC and Parent, at the TX Merger Effective Time (as defined in the Merger Agreement), SPAC was merged with and into Parent, with Parent as the surviving entity;
WHEREAS, pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), Merger Sub was merged with and into the Company (the “First Merger”), with the Company as the surviving corporation (the “Surviving Corporation”);
WHEREAS, the Merger Agreement provides that immediately following the First Merger, the Surviving Corporation will merge with and into LLC Sub, with LLC Sub continuing as the surviving entity following such merger (the “Second Merger” and, together with the First Merger, the “Mergers”);
WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;
WHEREAS, it is proposed that LLC Sub and the Surviving Corporation enter into this Agreement to set forth the terms and conditions of the Second Merger;
WHEREAS, the sole member of LLC Sub has approved this Agreement and the transactions contemplated hereby, including the Second Merger; and
WHEREAS, the Board of Directors of the Company has (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Second Merger, (ii) resolved to submit this Agreement to the stockholders of the Company for adoption, and (iii) recommended that the stockholders of the Company approve the adoption of this Agreement and the transactions contemplated hereby, including the Second Merger.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
THE SECOND MERGER
1.1 Second Merger.   At the Second Merger Effective Time (as defined below), upon the terms and subject to the conditions hereof and in accordance with the Texas Business Organization Code (the “TBOC”), the Surviving Corporation shall merge with and into LLC Sub, whereupon the separate existence of the Surviving Corporation shall cease and LLC Sub shall continue its existence as a limited liability company under the laws of the State of Texas (the “Surviving Entity”).
1.2 Effective Time of the Second Merger.   Immediately following the First Merger, LLC Sub shall execute and file a Certificate of Merger with the Secretary of State of the State of Texas in accordance with the requirements of the TBOC, and make any other filings or recordings as may be required by Texas law in connection with the Second Merger. Subject to the provisions of this Agreement and the Merger Agreement,

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the Second Merger will become effective immediately upon the filing of the Certificate of Merger with the Secretary of State of the State of Texas, or such later date and time as may be specified in the Certificate of Merger (the “Second Merger Effective Time”).
1.3 Effects of the Second Merger.   At and after the Second Merger Effective Time, the Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the TBOC.
1.4 Cancellation of Surviving Corporation Common Stock.   At the Second Merger Effective Time, by virtue of the Second Merger and without any actions of the Parties or otherwise, each share of the common stock, par value $0.01 per share, of the Surviving Corporation (the “Common Stock”) issued and outstanding immediately prior to the Second Merger Effective Time, shall automatically be canceled and extinguished without any conversion thereof, and no payment shall be made with respect thereto.
1.5 Surviving Entity Membership Interests.   The limited liability company interests in LLC Sub shall not be affected, altered or modified in any respect by reason of the Second Merger, and shall remain as they were immediately prior to the Second Merger Effective Time.
ARTICLE II
THE SURVIVING ENTITY
2.1 Certificate of Formation.   At the Second Merger Effective Time and without any further action on the part of the Parties or otherwise, the certificate of formation of LLC Sub (the “Certificate of Formation”), as in effect immediately prior to the Second Merger Effective Time, shall continue to be the Certificate of Formation of the Surviving Entity until altered, amended or repealed in accordance with applicable law.
2.2 Limited Liability Company Agreement.   At the Second Merger Effective Time and without any further action on the part of the Parties or otherwise, the Limited Liability Company Operating Agreement of LLC Sub, as in effect immediately prior to the Second Merger Effective Time, shall continue to be the Limited Liability Company Operating Agreement of the Surviving Entity until altered, amended or repealed in accordance with the provisions thereof or applicable law.
ARTICLE III
CONDITION
3.1 Condition to Each Party’s Obligations to Effect the Second Merger.   The respective obligation of each Party to effect the Second Merger shall be subject to the requisite approval and adoption of this Agreement and the Second Merger by the holders of a majority of the issued and outstanding Common Stock entitled to vote thereon and the sole member of LLC Sub in accordance with the TBOC.
ARTICLE IV
MISCELLANEOUS
4.1 Captions and Counterparts.   The captions in this Agreement are for convenience only and shall not be considered a part, or to affect the construction or interpretation, of any provision of this Agreement. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.
4.2 Governing Law.   This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Texas, without regard to any conflicts of law principles.
4.3 Amendment.   No provision of this Agreement may be amended, changed, or modified in any manner, orally or otherwise, except by an instrument in writing signed by the Parties.
4.4 Further Assurances.   The Parties shall execute and deliver such further instruments of conveyance, transfer and assignment, including filing the necessary documents with the Secretary of State of the State of Texas to complete the Second Merger and will take such other actions as either of them may reasonably request of the other to effectuate the purposes of this Agreement and to carry out the terms hereof.

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4.5 Complete Agreement.   This Agreement and the Merger Agreement contain the complete agreement among the Parties with respect to the Second Merger and supersedes all prior agreements and understandings with respect to the Second Merger.
4.6 Successors; Binding Effect; Third Parties.   This Agreement shall be binding on the successors of the Surviving Corporation and LLC Sub. Nothing herein expressed or implied is intended or is to be construed to confer upon or give to any person, other than the Parties to this Agreement or their respective successors and assigns any rights, remedies, obligations or liabilities under, or by reason of, this Agreement.
4.7 Severability.   Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.
[SIGNATURES ON THE FOLLOWING PAGE]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.
Fertitta Entertainment, Inc.
By:

Name:
Title:
[LLC Sub]
By:

Name:
Title:
[Signature Page to LLC Sub Merger Agreement]

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ANNEX B
AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of June 30, 2021, by and among Fertitta Entertainment Inc., a Texas corporation (“Florida”), FAST Acquisition Corp., a Delaware corporation (“SPAC”), FAST Merger Corp., a Texas corporation and direct, wholly owned subsidiary of SPAC (“SPAC Newco”), and FAST Merger Sub Inc., a Texas corporation and direct, wholly owned subsidiary of SPAC (“Merger Sub” and, together with Florida, SPAC and SPAC Newco, the “Parties”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).
WHEREAS, the Parties entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 1, 2021, pursuant to which, among other things, Merger Sub will merge with and into Florida, with Florida surviving such merger as a wholly owned subsidiary of SPAC Newco (the “Merger”), on the terms and subject to the conditions of the Merger Agreement;
WHEREAS, Section 10.06 of the Merger Agreement provides that the Merger Agreement may be amended or modified in whole or in part only by a duly authorized agreement in writing signed by the Parties and which makes reference to the Merger Agreement; and
WHEREAS, the parties hereto desire to amend the terms of the Merger Agreement as set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Amendment and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:
1. Amendments. As of the date first written above, the Merger Agreement is hereby amended as follows:
(a) The following definitions will be added to Section 1.01 of the Merger Agreement:
“Additional Georgia Shares Value” means an amount equal to the product of (a) the number of Georgia Shares held by any Florida Entity at the time of calculation in excess of 31,494,175 Georgia Shares (subject to adjustment by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, the issuance of shares to any Florida Entity in connection with interest payments paid on any Indebtedness of Georgia, or any other similar event between the date of this Agreement and the Closing), multiplied by (b) the Georgia Reference Price.
“Initial Execution Date” means February 1, 2021.
(b) The definition of “Aggregate Closing Date Transaction Value” set forth in Section 1.01 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:
“Aggregate Closing Date Transaction Value” means an amount equal to (a) $3,840,000,000 plus (b) Target Net Indebtedness, less (c) Closing Net Indebtedness, plus (d) Georgia Closing Amount, plus (e) Additional Georgia Shares Value less (f) Georgia Reference Amount.
(c) The definition of “Closing Cash” set forth in Section 1.01 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:
“Closing Cash” means the aggregate amount of all cash, cash equivalents, marketable securities and short-term investments (i) held by or on behalf of the Florida Entities as of the Effective Time, including (a) all cash on hand or otherwise in the possession of the Florida Entities as of the Effective Time, (b) money, currency or a credit balance in a deposit account at a financial institution, net of uncleared checks outstanding, plus processed credit card transactions for cash not yet received, (c) amounts held in escrow or earnest money deposits, and (d) checks, drafts and other similar instruments in transit that have been received by, but not deposited into the bank accounts of, the Florida Entities, or (ii) paid by any of the Florida Entities to any Person (other than another Florida Entity) between the Initial Execution Date and the Closing (x) in connection with the acquisition of any business, real property interest or other asset or assets or under any equity or other funding agreement or (y) as a premium, prepayment fee, or other penalty, fee, payment, cost or expense incurred in connection with the repayment or refinancing of any Indebtedness of the Florida Entities, including interest payments paid on any Indebtedness incurred in connection with such repayment or refinancing.
(d) The definition of “Closing Indebtedness” set forth in Section 1.01 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:
“Closing Indebtedness” means all Indebtedness of the Florida Entities as of the Effective Time, provided, however, that the calculation of Closing Indebtedness as of such time shall exclude (i) the Indebtedness set forth or described on Section 1.01(a) of the Florida Disclosure Letter, (ii) the amount of any assumed Indebtedness, seller financing or other Indebtedness used or incurred by the Florida Entities between the Initial Effective Date and the Closing in connection with the acquisition of any business, real property interest or other asset or assets and (iii) any premiums, prepayment fees, or other penalties, fees, costs or expenses incurred between the Initial Execution Date and the Closing in connection with the repayment or refinancing of any Indebtedness of the Florida Entities.
(e) The definition of “Georgia Closing Amount” set forth in Section 1.01 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:
“Georgia Closing Amount” means an amount equal to the product of (a) the Georgia Closing Price, multiplied by (b) 31,494,175 (subject to adjustment by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, the issuance of shares to any Florida Entity in connection with interest payments paid on any Indebtedness of Georgia, or any other similar event between the date of this Agreement and the Closing).
(f) The definition of “Georgia Reference Amount” set forth in Section 1.01 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:
“Georgia Reference Amount” means an amount equal to the product of (a) the Georgia Reference Price, multiplied by (b) 31,494,175 (subject to adjustment by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, the issuance of shares to any Florida Entity in connection with interest payments paid on any Indebtedness of Georgia, or any other similar event between the date of this Agreement and the Closing).
(g) The definition of “Georgia Reference Price” set forth in Section 1.01 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:
“Georgia Reference Price” means $13.00.
(h) Section 3.01(b) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:
(b) Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of SPAC, SPAC Newco, Merger Sub, Florida or the holders of Florida Common Stock, all shares of Florida Common Stock issued and outstanding immediately prior to the Effective Time (all such shares of Florida Common Stock collectively, the “Shares”) shall be canceled and converted into the right to receive the Merger Consideration in accordance with the Merger Consideration Calculation, and each holder of certificates or book-entry shares which immediately prior to the Effective Time represented such Shares shall thereafter cease to have any rights with respect thereto except the right to receive the Merger Consideration, in each case to be issued or paid, without interest, in consideration therefor as provided in the Merger Consideration Calculation. Prior to the Closing, the Florida Stockholder shall deliver to SPAC a duly completed and executed letter of transmittal, in form and substance reasonably acceptable to each of Florida and SPAC, and, if applicable, one or more certificates representing the shares of Florida Common Stock owned by the Florida Stockholder. Notwithstanding the foregoing, in no event shall the modification of the Merger Consideration or the effects of the adjustments set forth in Section 3.04 result in the holders of Florida Common Stock immediately prior to the Effective Time holding less than 50.1% of the outstanding SPAC Common Stock following the Effective Time after giving effect to the Transactions and the Split-Off.
(i) Section 4.19(f) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:
(f) To the Knowledge of Florida, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions or the Split-Off from qualifying for the Intended Tax Treatment.
(j) Section 5.14(h) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:
(h) To the Knowledge of SPAC and SPAC Newco, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions or the Split-Off from qualifying for the Intended Tax Treatment.
(k) Section 6.01(a) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:
(a) Except as set forth on Section 6.01 of the Florida Disclosure Letter, as expressly contemplated by this Agreement or the Ancillary Agreements, as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), from the date of this Agreement and until the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 9.01 (the “Interim Period”), Florida shall, and shall cause the Florida Subsidiaries to, (i) use its commercially reasonable efforts to conduct and operate its business in the ordinary course consistent with past practice, (ii) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of the Florida Entities, and maintain the existing relations and goodwill of the Florida Entities with customers, suppliers, joint venture partners, distributors and creditors of the Florida Entities, (iii) use commercially reasonable efforts to keep available the services of their present officers, (iv) use commercially reasonable efforts to maintain all insurance policies of the Florida Entities or substitutes therefor and (v) enter into an agreement to acquire, by merger or otherwise, up to 100 percent of all of the outstanding equity/membership interests in Top Shelf Holdings, LLC (a/k/a Catch Hospitality Group) and all subsidiaries (“Top Shelf”), including Catch Fertitta, LLC’s membership interest in Top Shelf, with the understanding that Catch Fertitta, LLC’s membership interest in Top Shelf is a SpinCo Asset and such interest in Top Shelf will be acquired/reacquired by Florida or a Florida Entity as part of such agreement; provided, that, in the case of each of the preceding clauses (i)-(iv), during any period of full or partial suspension of operations related to the coronavirus (COVID-19) pandemic, Florida may, in connection with the coronavirus (COVID-19) pandemic, take such actions as are reasonably necessary (A) to protect the health and safety of Florida’s and the Florida Subsidiaries’ employees and other individuals having business dealings with Florida or the Florida Subsidiaries or (B) to respond to third-party supply or service disruptions caused by the coronavirus (COVID-19) pandemic, including, but not limited to any reasonable actions and omissions taken as a result of COVID-19 and the COVID-19 Measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to the coronavirus (COVID-19) pandemic shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.01 and not be considered a breach of this Section 6.01; provided, further, that following any such suspension, to the extent that Florida or any of the Florida Subsidiaries took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business consistent with past practice, to resume conducting its business in the ordinary course of business consistent with past practice in all material respects as soon as reasonably practicable.

(l) Section 9.01(a) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:
(a) by either SPAC or Florida, if the Closing shall not have occurred by December 1, 2021 (the “Termination Date”) by giving written notice of such extension to the other party; provided, further, that the right to terminate this Agreement under this Section 9.01(a) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement or the Separation Agreement shall have been the primary cause of the failure of the Closing to occur on or prior to such date;
(m) The Florida Disclosure Letter is hereby amended and restated in its entirety in the form attached as Exhibit A hereto.
(n) In order to provide for the consummation of the Split-Off, (i) the form of SPAC Newco A&R Charter attached as Exhibit H shall be revised to permit a special distribution of 100% of the shares of SplitCo (as defined in the Split-Off Agreement) to the holders of SPAC Newco Class B Common Stock following the Effective Time (the “SplitCo Special Distribution”) and (ii) the form of Split-Off Agreement attached as Exhibit J shall be revised to provide that the Split-Off shall be effected pursuant to the SplitCo Special Distribution.
2. Effect of Amendment. This Amendment shall form a part of the Merger Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment; provided, that for the avoidance of doubt, each reference in Article IV (Representations and Warranties of Florida) of the Merger Agreement to the phrase “the date of this Agreement” or “the date hereof” shall refer to the date of this Amendment, other than such reference in Section 4.19(b) of the Merger Agreement, which shall continue to refer to the Initial Execution Date.
3. Full Force and Effect. Except as expressly amended hereby, each term, provision, exhibit and schedule of the Merger Agreement is hereby ratified and confirmed and remains in full force and effect. This Amendment may not be amended except by an instrument in writing signed by the parties hereto.
4. Counterparts. This Amendment may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing this Agreement (or on whose behalf this Agreement is executed) with the same force and effect as if such signature page were an original thereof.
5. Governing Law; Waiver of Jury Trial. This Amendment, and all acts and claims or causes of action based upon, arising out of, or related to this Amendment or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Texas, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.
6. Additional Miscellaneous Terms. The provisions of Article X (General Provisions) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.
[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as of the date first above written.
FERTITTA ENTERTAINMENT, INC.
/s/ Tilman J. Fertitta

Name: Tilman J. Fertitta
Title:   Chief Executive Officer
[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as of the date first above written.
FAST ACQUISITION CORP.
/s/ Sandy Beall

Name: Sandy Beall
Title:   Chief Executive Officer
FAST MERGER CORP.
/s/ Sandy Beall

Name: Sandy Beall
Title:   President
FAST MERGER SUB INC.
/s/ Sandy Beall

Name: Sandy Beall
Title:   President
[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

EXHIBIT A
Florida Disclosure Letter
[Intentionally Omitted]

ANNEX C
AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (“Agreement”) is dated February 1, 2021, by and between FAST Acquisition Corp., a Delaware corporation (“FAST”), and FAST Merger Corp., a Texas corporation (“FAST NewCo”).
WHEREAS, FAST is a blank check company formed to acquire one or more operating businesses through a business combination transaction;
WHEREAS, prior to the date hereof, FAST formed FAST NewCo as a wholly-owned subsidiary of FAST;
WHEREAS, upon the terms and subject to the conditions of this Agreement, immediately prior to the consummation of the Business Combination (as defined below), FAST NewCo shall merge with and into FAST (the “Merger”) in accordance with the terms of the Texas Business Organizations Code and the Delaware General Corporation Law, with FAST NewCo surviving such merger;
WHEREAS, as a result of the Merger, the separate existence of FAST in Delaware will cease;
WHEREAS, FAST will cause FAST NewCo to file a registration statement on Form S-4 in connection with the Merger;
WHEREAS, the board of directors of each of FAST and FAST NewCo has unanimously approved this Agreement and declared it advisable for FAST and FAST NewCo, respectively, to enter into this Agreement.
NOW, THEREFORE, on the terms, and subject to the conditions of this Agreement, FAST and FAST NewCo agree as follows:
1. Effective Time.   The Merger will be consummated by FAST and/or FAST NewCo filing: (a) a certificate of merger (the “Certificate”) with the Secretary of State of the State of Delaware under the Delaware General Corporation Law; and (b) a plan of merger (the “Plan”) with the Secretary of State of the State of Texas under the Texas Business Organizations Code. The Merger will be effective with effect from the filing of the Certificate in the State of Delaware and the Plan in the State of Texas (the “Effective Time”); provided, that the Certificate and the Plan shall be filed in the State of Delaware and the State of Texas, respectively, immediately prior to the consummation of the Business Combination.
2. Merger.   At the Effective Time, FAST will merge with and into FAST NewCo, and FAST NewCo shall be the surviving company in the Merger (hereinafter sometimes referred to as the “Surviving Company”).
3. Certificate of Formation and Bylaws.   The Certificate of Formation attached hereto as Exhibit A shall be the Certificate of Formation of the Surviving Company. The Bylaws attached hereto as Exhibit B shall be the Bylaws of the Surviving Company.
4. Directors and Officers.   The directors of the Surviving Company as of the Effective Time shall be those who have been nominated to serve as directors upon the consummation of the Business Combination, each to hold office in accordance with the Certificate of Formation and the Bylaws of the Surviving Company and that certain stockholders agreement, dated February 1, 2021, by and among FAST, New FAST, FAST Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and Fertitta Entertainment, Inc., a Texas corporation (“FEI”). The officers of FEI immediately prior to the Effective Time shall be the officers of the Surviving Company as of the Effective Time, each to hold office in accordance with the Certificate of Formation and the Bylaws of the Surviving Company.
5. Succession.   From and after the Effective Time, the Surviving Company shall succeed, without other transfer, to all of the rights and property of FAST, and will be subject to all of the debts and liabilities of FAST.
6. Further Assurances.   From time to time as and when requested by the Surviving Company or by its successors and assigns, the last acting officers of FAST, or the corresponding directors and officers of the

Surviving Company, may, in the name of FAST, execute and deliver all such proper deeds, assignments and other instruments, and take or cause to be taken all such further actions, as the Surviving Company may deem necessary or desirable in order to vest, perfect, or confirm in the Surviving Company title to and possession of all of the property, rights, privileges, immunities, powers and franchises of FAST (and otherwise to carry out the purposes of this Agreement).
7. Conversion of Securities.   At the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of capital stock or FAST Warrants, as applicable:
A.
each share of Class A common stock, par value US$0.0001 (“Class A Common Stock”), issued and outstanding in FAST at such time shall be cancelled and will be automatically converted into one share of Class A common stock, par value US$0.0001, in the Surviving Company;

B.
pursuant to that certain letter agreement, dated February 1, 2021, by and among FAST, FEI, the Sponsor and certain officers and members of the board of directors of FAST), the Sponsor shall automatically be deemed to irrevocably transfer without further consideration to FAST, and surrender and forfeit for no consideration, 2,000,000 shares (the “Forfeited Shares”) of Class B common stock, par value US$0.0001 per share (“Class B Common Stock”), and from and after such time the Forfeited Shares shall be deemed to be cancelled and no longer outstanding;

C.
each share of Class B Common Stock issued and outstanding in FAST at such time (other than the Forfeited Shares) shall be cancelled and will be automatically converted into one share of Class A common stock, par value US$0.0001, in the Surviving Company;

D.
each FAST Warrant (or portion thereof) that is outstanding immediately prior to the Effective Time shall, pursuant to and in accordance with Section 4.4 of the Warrant Agreement, automatically and irrevocably be modified to provide that such FAST Warrant (or portion thereof) shall no longer entitle the holder thereof to purchase the amount of share(s) of Class A common stock of FAST set forth therein, and in substitution thereof, any such whole FAST Warrant shall entitle the holder thereof to acquire one share of Class A common stock of the Surviving Company per FAST Warrant; and

E.
all issued and outstanding shares of capital stock of FAST shall be deemed and treated for all purposes as representing the issued and outstanding shares of the Surviving Company.

For purposes of this Agreement, the following terms shall have the meanings set forth below:
“Business Combination” means the transactions (other than the Merger) contemplated by that certain Agreement and Plan of Merger dated as of February 1, 2021 (the “Merger Agreement”) between FAST, FEI, FAST Newco and FAST Merger Sub Inc., a Texas corporation
“FAST Warrant” means each warrant entitling the holder thereof to purchase one share of Class A Common Stock on the terms and conditions set forth in the Warrant Agreement.
“Warrant Agreement” means that certain warrant agreement, dated as of August 20, 2020, by and between FAST and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, governing the FAST Warrants.
8. Share Certificates.   Upon the Effective Time, each certificate (if any) representing issued and outstanding shares of capital stock of FAST shall be deemed and treated for all purposes as representing shares of the Surviving Company.
9. Amendment.   Subject to applicable law, this Agreement may be amended, modified or supplemented by written agreement of the parties hereto at any time prior to the Effective Time with respect to any of the items contained herein.
10. Governing Law.   This Agreement and all rights hereunder shall be interpreted and enforced in accordance with the laws of the State of Texas, without regard to the conflicts of laws rules thereof.
11. Counterparts; Electronic Signatures.   This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, scanned pages or electronic signature shall be effective as delivery of a manually executed counterpart to this Agreement.
[Signature page follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement and Plan of Merger to be executed on its behalf by its respective officers thereunto duly authorized, all as of the date set forth above.
FAST ACQUISITION CORP.
By: /s/ Sandy Beall Name: Sandy Beall Title: Chief Executive Officer
FAST MERGER CORP.
By: /s/ Sandy Beall Name: Sandy Beall Title: President
[Signature Page to Agreement and Plan of Merger (TX Merger)]

ANNEX D
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FAST ACQUISITION CORP.

August 20, 2020
FAST Acquisition Corp. a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:
1. The name of the Corporation is “FAST Acquisition Corp.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on June 4, 2020 (the “Original Certificate”).
2. This Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”), which both restates and amends the provisions of the Original Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).
3. This Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of Delaware.
4. Certain capitalized terms used in this Amended and Restated Certificate are defined where appropriate herein.
5. The text of the Original Certificate is hereby restated and amended in its entirety to read as follows:
ARTICLE I
NAME
The name of the corporation is FAST Acquisition Corp. (the “Corporation”).
ARTICLE II
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Corporation and one or more businesses (a “Business Combination”).
ARTICLE III
REGISTERED AGENT
The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.
ARTICLE IV
CAPITALIZATION
Section 4.1   Authorized Capital Stock.   The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 401,000,000 shares, consisting of (a) 400,000,000 shares of common stock (the “Common Stock”), including (i) 380,000,000 shares of Class A common stock (the “Class A Common Stock”), and (ii) 20,000,000 shares of Class B common stock (the “Class B Common Stock”), and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”).

Section 4.2   Preferred Stock.   Subject to Article IX of this Amended and Restated Certificate, the Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to issue shares of the Preferred Stock and to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.
Section 4.3   Common Stock.
(a) Voting.
(i) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.
(ii) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.
(iii) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of the Class A Common Stock and holders of the Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), holders of shares of any series of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of Common Stock if the holders of such affected series of Preferred Stock or Common Stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.
(b) Class B Common Stock.
(i) Shares of Class B Common Stock shall be convertible into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) automatically at the time of the closing of the Business Combination (as defined below).
(ii) Notwithstanding the Initial Conversion Ratio, in the case that additional shares of Class A Common Stock or any debt or equity securities that are convertible, exercisable or exchangeable for shares of the Corporation’s Class A Common Stock (“equity-linked securities”) are issued or deemed issued in excess of the amounts issued in the Corporation’s initial public offering of securities (the “Offering”) and related to or in connection with the initial Business Combination (as defined below), all issued and outstanding shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock at the time of the closing of the Corporation’s initial Business Combination, the ratio for which the shares of Class B Common Stock shall convert into shares of Class A Common Stock will be adjusted so that the number of shares of Class A Common Stock issuable upon conversion of all shares of Class B Common Stock will equal, in the aggregate, 25% of the sum of (a) the total number of all shares of Class A Common Stock issued in the Offering (including any shares of Class A Common Stock issued pursuant to the underwriters’ over-allotment option) plus (b) the sum of (i) all shares of Class A

Common Stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued in connection with or in relation to the consummation of a Business Combination, excluding any shares of Class A Common Stock or equity-linked securities or rights exercisable for or convertible into shares of Class A Common Stock issued, or to be issued, to any seller in the initial Business Combination, shares of Class A Common Stock issuable upon conversion of Class B Common Stock, any private placement warrants issued to FAST Sponsor, LLC (the “Sponsor”), or an affiliate of the Sponsor or the Corporation’s officers and directors upon the conversion of working capital loans made to the Corporation, minus (ii) the number of shares of Class A Common Stock redeemed in connection with a Business Combination.
Notwithstanding anything to the contrary contained herein, (i) the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional shares of Class A Common Stock or equity-linked securities by the written consent or agreement of holders of a majority of the shares of Class B Common Stock then outstanding consenting or agreeing separately as a single class in the manner provided in Section 4.3(b)(iii), and (ii) in no event shall the Class B Common Stock convert into Class A Common Stock at a ratio that is less than one-for-one.
The foregoing conversion ratio shall also be adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Class A Common Stock into a greater or lesser number of shares occurring after the original filing of this Amended and Restated Certificate without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Class B Common Stock.
Each share of Class B Common Stock shall convert into its pro rata number of shares of Class A Common Stock pursuant to this Section 4.3(b). The pro rata share for each holder of Class B Common Stock will be determined as follows: Each share of Class B Common Stock shall convert into such number of shares of Class A Common Stock as is equal to the product of one (1) multiplied by a fraction, the numerator of which shall be the total number of shares of Class A Common Stock into which all of the issued and outstanding shares of Class B Common Stock shall be converted pursuant to this Section 4.3(b) and the denominator of which shall be the total number of issued and outstanding shares of Class B Common Stock at the time of conversion.
(iii) Voting.   Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), for so long as any shares of Class B Common Stock shall remain outstanding, the Corporation shall not, without the prior vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of this Amended and Restated Certificate, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B Common Stock. Any action required or permitted to be taken at any meeting of the holders of Class B Common Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B Common Stock were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt written notice of the taking of corporate action without a meeting by less than unanimous written consent of the holders of Class B Common Stock shall, to the extent required by law, be given to those holders of Class B Common Stock who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders of Class B Common Stock to take the action were delivered to the Corporation.
(c) Dividends.   Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX hereof, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.
(d) Liquidation, Dissolution or Winding Up of the Corporation.   Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX hereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.
Section 4.4   Rights and Options.   The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.
ARTICLE V
BOARD OF DIRECTORS
Section 5.1   Board Powers.   The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Amended and Restated Certificate or the By Laws of the Corporation (“By Laws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate and any By Laws adopted by the stockholders; provided, however, that no By Laws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such By Laws had not been adopted.
Section 5.2   Number, Election and Term.
(a) The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.
(b) Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of directors that constitutes the Board is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the Board shorten the term of any incumbent director. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Amended and Restated Certificate (and therefore such classification) becomes effective in accordance with the DGCL.
(c) Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
(d) Unless and except to the extent that the By Laws shall so require, the election of directors need not be by written ballot.
Section 5.3   Newly Created Directorships and Vacancies.   Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
Section 5.4   Removal.   Subject to Section 5.5 hereof, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
Section 5.5   Preferred Stock — Directors.   Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.
Section 5.6   Quorum.   A quorum for the transaction of business by the directors shall be set forth in the By Laws.
ARTICLE VI
BY LAWS
In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the By Laws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the By Laws. The By Laws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the By Laws; and provided further, however, that no By Laws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such By Laws had not been adopted.

ARTICLE VII
MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT
Section 7.1   Meetings.   Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by another person or persons.
Section 7.2   Advance Notice.   Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By Laws.
Section 7.3   Action by Written Consent.   Except as may be otherwise provided for or fixed pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, subsequent to the consummation of the Offering, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to the Class B Common Stock with respect to which action may be taken by written consent.
ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION
Section 8.1   Limitation of Director Liability.   A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless a director violated his or her duty of loyalty to the Corporation or the stockholders of the Corporation, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from his or her actions as director. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.
Section 8.2   Indemnification and Advancement of Expenses.
(a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or, while a director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) actually and reasonably incurred by such indemnitee in connection with such action, suit or proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.
(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the By Laws, an agreement, vote of stockholders or disinterested directors, or otherwise.
(c) Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
(d) This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.
ARTICLE IX
BUSINESS COMBINATION REQUIREMENTS; EXISTENCE
Section 9.1   General.
(a) The provisions of this Article IX shall apply during the period commencing upon the effectiveness of this Amended and Restated Certificate and terminating upon the consummation of the Corporation’s initial Business Combination and no amendment to this Article IX shall be effective prior to the consummation of the initial Business Combination unless approved by the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of the Common Stock.
(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 4, 2020, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the outstanding Offering Shares (as defined below) if the Corporation does not complete its initial Business Combination within 24 months from the closing of the Offering and (iii) the redemption of Offering Shares in connection with a vote seeking to amend such provisions of this Amended and Restated Certificate as described in Section 9.7). Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

Section 9.2   Redemption Rights.
(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”); provided, however, that the Corporation shall not redeem Offering Shares in an amount that would cause the Corporation to have net tangible assets to be less than $5,000,001 (such limitation hereinafter called the “Redemption Limitation”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.
(b) If the Corporation offers to redeem the Offering Shares other than in conjunction with a stockholder vote on an initial Business Combination with a proxy solicitation pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor rules or regulations) and filing proxy materials with the SEC, the Corporation shall offer to redeem the Offering Shares upon the consummation of the initial Business Combination, subject to lawfully available funds therefor, in accordance with the provisions of Section 9.2(a) hereof pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Tender Offer Rules”) which it shall commence prior to the consummation of the initial Business Combination and shall file tender offer documents with the SEC prior to the consummation of the initial Business Combination that contain substantially the same financial and other information about the initial Business Combination and the Redemption Rights as is required under Regulation 14A of the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Proxy Solicitation Rules”), even if such information is not required under the Tender Offer Rules; provided, however, that if a stockholder vote is required by applicable law or stock exchange listing rules to approve the proposed initial Business Combination, or the Corporation decides to submit the proposed initial Business Combination to the stockholders for their approval for business or other reasons, the Corporation shall offer to redeem the Offering Shares, subject to lawfully available funds therefor, in accordance with the provisions of Section 9.2(a) hereof in conjunction with a proxy solicitation pursuant to the Proxy Solicitation Rules (and not the Tender Offer Rules) at a price per share equal to the Redemption Price calculated in accordance with the following provisions of this Section 9.2(b). In the event that the Corporation offers to redeem the Offering Shares pursuant to a tender offer in accordance with the Tender Offer Rules, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares tendering their Offering Shares pursuant to such tender offer shall be equal to the quotient obtained by dividing: (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to pay its taxes, by (ii) the total number of then outstanding Offering Shares. If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on the proposed initial Business Combination pursuant to a proxy solicitation, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares exercising their Redemption Rights (irrespective of whether they voted in favor or against the Business Combination) shall be equal to the quotient obtained by dividing: (x) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to pay its taxes, by (y) the total number of then outstanding Offering Shares.
(c) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination pursuant to a proxy solicitation, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall not have the right to exercise its Redemption Rights and the Company shall not have to redeem its Offering Shares with respect to more than an aggregate of 15% of the Offering Shares without the prior consent of the Corporation.

(d) In the event that the Corporation has not consummated an initial Business Combination within 24 months from the closing of the Offering, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject, in each case, to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.
(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if (i) such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination and (ii) the Redemption Limitation is not exceeded.
(f) If the Corporation conducts a tender offer pursuant to Section 9.2(b), the Corporation shall consummate the proposed initial Business Combination only if the Redemption Limitation is not exceeded.
Section 9.3   Distributions from the Trust Account.
(a) A Public Stockholder shall be entitled to receive funds from the Trust Account only as provided in Sections 9.2(a), 9.2(b), 9.2(d) or 9.7 hereof. In no other circumstances shall a Public Stockholder have any right or interest of any kind in or to distributions from the Trust Account, and no stockholder other than a Public Stockholder shall have any interest in or to the Trust Account.
(b) Each Public Stockholder that does not exercise its Redemption Rights shall retain its interest in the Corporation and shall be deemed to have given its consent to the release of the remaining funds in the Trust Account to the Corporation, and following payment to any Public Stockholders exercising their Redemption Rights, the remaining funds in the Trust Account shall be released to the Corporation.
(c) The exercise by a Public Stockholder of the Redemption Rights shall be conditioned on such Public Stockholder following the specific procedures for redemptions set forth by the Corporation in any applicable tender offer or proxy materials sent to the Public Stockholders relating to the proposed initial Business Combination including the requirement that any Public Stockholder that holds Offering Shares beneficially through a nominee must identify itself to the Corporation in connection with any redemption election in order to validly redeem such Offering Shares, unless the Corporation waives such requirement. Payment of the amounts necessary to satisfy the Redemption Rights properly exercised shall be made as promptly as practical after the consummation of the initial Business Combination.
Section 9.4   Share Issuances.   Prior to the consummation of the Corporation’s initial Business Combination, the Corporation shall not issue any additional shares of capital stock of the Corporation that would entitle the holders thereof to receive funds from the Trust Account or vote as a class with the Class A Common Stock on any initial Business Combination or to approve an amendment to this Amended and Restated Certificate to (a) extend the time the Corporation has to consummate an initial Business Combination beyond 24 months from the closing of the Offering or (b) to amend this Section 9.4.
Section 9.5   Transactions with Affiliates.   In the event the Corporation enters into an initial Business Combination with a target business that is affiliated with the Sponsor, or the directors or officers of the Corporation, the Corporation, or a committee of the independent directors of the Corporation, shall obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority or an independent accounting firm that such Business Combination is fair to the Corporation from a financial point of view.

Section 9.6   No Transactions with Other Blank Check Companies.   The Corporation shall not enter into an initial Business Combination solely with another blank check company or a similar company with nominal operations.
Section 9.7   Additional Redemption Rights.   If, in accordance with Section 9.1(a), any amendment is made to this Amended and Restated Certificate (a) to modify the substance or timing of the Corporation’s obligation to allow redemption in connection with an initial Business Combination or to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination within 24 months from the date of the closing of the Offering or (b) with respect to any other material provision of this Amended and Restated Certificate relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes, divided by the number of then outstanding Offering Shares; provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.
ARTICLE X
CORPORATE OPPORTUNITY
To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Amended and Restated Certificate or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation with respect to a corporate opportunity that was expressly offered to such person solely in his or her capacity as a director or officer of the Corporation and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.
ARTICLE XI
AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article XI; provided, however, that Article IX of this Amended and Restated Certificate may be amended only as provided therein.
ARTICLE XII
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS
Section 12.1   Forum.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate or the By Laws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Notwithstanding the foregoing, the provisions of this Section 12.1 will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Additionally, unless the Corporation consents in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against the Corporation or any of its directors, officers, other employees or agents. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 12.1.
Section 12.2   Consent to Jurisdiction.   If any action the subject matter of which is within the scope of Section 12.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Section 12.3   Severability.   If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.
[Signature Page Follows]

IN WITNESS WHEREOF, FAST Acquisition Corp. has caused this Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.
FAST ACQUISITION CORP.
By:
/s/ William Douglas Jacob

Name:   William Douglas Jacob
Title:     Co-Chief Executive Officer
[Signature Page to Amended and Restated Certificate of Incorporation]

ANNEX E
AMENDED AND RESTATED
CERTIFICATE OF FORMATION
of
FAST MERGER CORP.
WHEREAS, FAST Merger Corp. was formed as a Texas corporation by filing of an original Certificate of Incorporation (the “Existing FAST Charter”) with the Texas Secretary of State on January 22, 2021;
WHEREAS, this Amended and Restated Certificate of Formation (this “Amended Certificate”), which amends and restates the Existing FAST Charter in its entirety, has been approved by the Board of FAST Merger Corp. and adopted by stockholders at a meeting of stockholders of the corporation;
WHEREAS, the Existing FAST Charter is hereby amended and restated in its entirety to read as follows; and
WHEREAS, this Amended Certificate shall become effective upon the date of filing with the Secretary of State of the State of Texas.
1.   Name.   The name of the corporation is Fertitta Entertainment, Inc. (the “Corporation”).
2.   Address; Registered Office and Agent.   The address of the Corporation’s registered office in the State of Texas is 1510 West Loop South, Houston, TX 77027, and the name of the Corporation’s registered agent at such address is Steven L. Scheinthal.
3.   Purposes.   The purpose for which the Corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the TBOC.
4.   Number of Shares.
4.1   The total number of shares of all classes of stock that the Corporation shall have authority to issue is 2,200,000,000 shares, consisting of: (i) 1,500,000,000 shares of Class A common stock, with the par value of $0.0001 per share (the “Class A Common Stock”), (ii) 600,000,000 shares of Class B common stock, with the par value of $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), and (iii) 100,000,000 shares of preferred stock, with the par value of $0.0001 per share (the “Preferred Stock”). Upon the filing and effectiveness of this Amended Certificate (such effective time, the “Effective Time”), each share of common stock, par value $0.0001 per share, of the Corporation issued and outstanding immediately prior to the Effective Time shall, automatically without any further action by the Corporation or any stockholder, be reclassified into one fully paid and nonassessable share of Class A Common Stock.
4.2   Subject to the rights of the holders of any one or more series of Preferred Stock then-outstanding, the number of authorized shares of any class of the Common Stock or the Preferred Stock may be increased or decreased, in each case by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, and no vote of the holders of any class of the Common Stock or the Preferred Stock voting separately as a class will be required therefor, irrespective of the provisions of Section 21.364(d) of the TBOC. Notwithstanding the immediately preceding sentence, the number of authorized shares of any particular class may not be decreased below the number of shares of such class then outstanding, plus:
(a)   in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with the exercise of all outstanding options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock, including in respect of Class A Common Stock issued upon conversion of Class B Common Stock; and

(b)   in the case of Class B Common Stock, the number of shares of Class B Common Stock issuable in connection with the exercise of all outstanding options, warrants, exchange rights, conversion rights or similar rights for Class B Common Stock.
5.   Classes of Shares.   The designation, relative rights, power and preferences, qualifications, restrictions and limitations of the shares of each class of stock are as follows:
5.1   Common Stock.
(a)   Voting Rights.
(i)   Each share of Class A Common Stock will entitle the record holder thereof to one vote on all matters on which stockholders generally are entitled to vote, and each share of Class B Common Stock will entitle the record holder thereof to ten (10) votes on all matters on which stockholders generally are entitled to vote, except that, in each case, to the fullest extent permitted by law, holders of shares of each class of Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to this Amended Certificate (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding Preferred Stock if the holders of such Preferred Stock are entitled to vote as a separate class thereon under this Amended Certificate (including any certificate of designations relating to any series of Preferred Stock) or under the TBOC.
(ii)   Except as otherwise required in this Amended Certificate or by applicable law, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of Preferred Stock) requiring the vote or consent of the stockholders of the Corporation.
(iii)   No stockholder of the Corporation shall have the right of cumulative voting at any election of Directors or upon any other matter.
(b)   Transfer Rights of Founder Group.
(i)   Permitted Owners.   Shares of Class B Common Stock may be issued only to, and registered in the name of, (a) Mr. Tilman J. Fertitta (the “Founder”), (b) Paige Fertitta, and (c) each Permitted Transferee (collectively, the “Founder Group”).
(ii)   Transfer of Class B Common Stock.   The Founder, Paige Fertitta and members of the Founder Group may at any time transfer any number of shares of Class B Common Stock held by such holder of Class B Common Stock to a Permitted Transferee. Immediately prior to any transfer of shares of Class B Common Stock to a Person other than a Permitted Transferee, each share of Class B Common Stock being transferred shall automatically, without any further action by the Corporation, the transferor or the transferee, convert into one (1) fully paid and nonassessable share of Class A Common Stock.
(c)   Dividends; Stock Splits or Combinations; Distributions.
(i)   Subject to Section 5.1(c)(ii), applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the Common Stock with respect to the payment of dividends, dividends of cash or property may be declared and paid on the Common Stock out of the assets of the Corporation that are by law available therefor, at the times and in the amounts as the Board in its discretion may determine.
(ii)   Subject to Section 5.1(c)(iv) and Section 5.1(c)(v), dividends of cash or property may not be declared or paid on the Class A Common Stock unless a dividend of the same amount per share and same type of cash or property (or combination thereof) per share is concurrently declared or paid on the Class B Common Stock. Dividends of cash or property may not be declared or paid on the Class B Common Stock unless a dividend of the same amount per share and same type of cash or property (or combination thereof) per share is concurrently declared or paid on the Class A Common Stock.

(iii)   In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any class of Common Stock (each, a “Stock Adjustment”) unless a corresponding Stock Adjustment for all other classes of Common Stock at the time outstanding is made in the same proportion and the same manner (unless the holders of shares representing a majority of the voting power of any such other class of Common Stock (voting separately as a single class) waive such requirement in advance and in writing, in which event no such Stock Adjustment need be made for such other class of Common Stock).
(iv)   Notwithstanding anything to the contrary, and subject to Section 5.1(c)(v), if a dividend in the form of capital stock of a subsidiary of the Corporation is declared or paid on the Class A Common Stock and the Class B Common Stock, the relative per share voting rights of the capital stock of such subsidiary so distributed in respect of the Class A Common Stock and the Class B Common Stock shall be (a) in the same proportion as and substantially similar to the relative voting rights of a share of Class A Common Stock and a share of Class B Common Stock or (b) as otherwise determined at the time of such dividend by the Board and, for any Convertible Security declared or paid as a divided on the Class A Common Stock and the Class B Common Stock, each voting security of the Corporation underlying such Convertible Security paid to holders of Class B Common Stock shall be convertible into the voting security underlying the Convertible Security paid to the holders of Class A Common Stock upon terms and conditions that are substantially similar to the terms and conditions applicable to the conversion of Class B Common Stock into Class A Common Stock.
(v)   Notwithstanding anything to the contrary, the Corporation will be entitled to make a one-time, special distribution of 100% of the outstanding shares of Landry’s E/C Gaming, Inc. to the holders of Class B Common Stock following the Effective Time.
(d)   Liquidation.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock are entitled, the holders of all outstanding shares of Common Stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Common Stock will be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares of Common Stock held by such holders.
(e)   Equal Treatment; Merger, Consolidation, Tender or Exchange Offer.   Except as expressly provided in this Article 5, all shares of the Common Stock shall, as among each other, have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters (unless holders of shares representing a majority of the voting power of any class of Common Stock (voting separately as a single class) waive such requirement in advance and in writing to different treatment as to such class of Common Stock, in which event different treatment may be permitted for such class of Common Stock). Without limiting the generality of the foregoing, unless holders of shares representing a majority of the voting power of any class of Common Stock (voting separately as a single class) waive such requirement in advance and in writing to different treatment as to such class of Common Stock, in which event different treatment may be permitted for such class of Common Stock, (1) in the event of a merger, consolidation or other business combination requiring the approval of the holders of the Corporation’s capital stock entitled to vote thereon (whether or not the Corporation is the surviving entity), the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of any other class of Common Stock, and the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of any other class of Common Stock, and (2) in the event of (a) any tender or exchange offer to acquire any shares of Common Stock by any third party pursuant to an agreement to which the Corporation is a party or (b) any tender or exchange offer by the Corporation to acquire any shares of Common Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of any other class of Common Stock, and the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of any other class of Common Stock.
(f)   Conversion Rights of Class B Common Stock.

(i)   Voluntary Conversion.   Each one (1) share of Class B Common Stock shall be convertible into one (1) share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided in this Section 5.1(f)(i) shall be retired and may not be reissued.
(ii)   Automatic Conversion.   On the first date that the members of the Founder Group cease to own, in the aggregate, at least 20% of the number of shares of Class B Common Stock issued and held by Mr. Fertitta and Paige Fertitta immediately following the Effective Time (such date, the “Automatic Conversion Date”), each outstanding share of Class B Common Stock shall automatically, without any further action by the Corporation or any stockholder, convert into one (1) fully paid and nonassessable share of Class A Common Stock. Following such conversion, the reissuance of all shares of Class B Common Stock shall be prohibited, and such shares of Class B Common Stock shall be retired and cancelled in accordance with the applicable provisions of the TBOC, and upon such retirement and cancellation, all references to Class B Common Stock in this Amended Certificate shall be eliminated.
(iii)   Conversion Upon Death or Disability.   Each share of Class B Common Stock, where held of record by a natural person, or by such person’s Permitted Transferees, shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the death of such person, or solely with respect to each share of Class B Common Stock held of record by the Founder, Paige Fertitta, or by the Founder’s Permitted Transferees, upon the death or Disability of the Founder; provided, however, that, with respect to the shares of Class B Common Stock held of record by the Founder or the Founder’s Permitted Transferees, each share of Class B Common Stock held of record by the Founder or the Founder’s Permitted Transferees shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock upon that date which is nine (9) months after the date of death or Disability of the Founder.
(iv)   Procedures.   The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class B Common Stock to Class A Common Stock and the general administration of this dual class stock structure, including the issuance of stock certificates with respect thereto, as it may deem reasonably necessary or advisable, and may from time to time request that holders of shares of Class B Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred. A determination by the Secretary of the Corporation that a transfer results in a conversion to Class A Common Stock shall be conclusive and binding.
(v)   Immediate Effect.   In the event of a conversion of shares of Class B Common Stock to shares of Class A Common Stock pursuant to this Section 5.1(f) or upon the Automatic Conversion Date, such conversion(s) shall be deemed to have been made at the time that the transfer of shares occurred or immediately upon the Automatic Conversion Date, as applicable. Upon any conversion of Class B Common Stock to Class A Common Stock pursuant to this Section 5.1(f) , all rights of the former holder of such shares of Class B Common Stock with respect to such shares of Class B Common Stock shall cease and the Person or Persons in whose names or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. The Corporation shall provide notice of such automatic conversion of shares of Class B Common Stock (the “Automatic Conversion”) to record holders of such shares of Class B Common Stock as soon as practicable following the Automatic Conversion; provided, however, that the Corporation may satisfy such notice requirements by providing such notice prior to the Automatic Conversion.
(vi)   Reservation of Stock.   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion(s) of the shares of Class B Common Stock pursuant to this Section 5.1(f), such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

5.2   Preferred Stock.   Shares of Preferred Stock may be issued from time to time in one or more series of any number of shares, provided that the aggregate number of shares issued and not retired of any and all such series shall not exceed the total number of shares of Preferred Stock hereinabove authorized, and with such powers, including voting powers, if any, and the designations, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the designation and issue of such shares of Preferred Stock from time to time adopted by the Board. The powers, including voting powers, if any, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Each series of shares of Preferred Stock: (i) may have such voting rights or powers, full or limited, if any; (ii) may be subject to redemption at such time or times and at such prices, if any; (iii) may be entitled to receive dividends (which may be cumulative or non-cumulative) at such rate or rates, on such conditions and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock, if any; (iv) may have such rights upon the voluntary or involuntary liquidation, winding up or dissolution of, upon any distribution of the assets of, or in the event of any merger, sale or consolidation of, the Corporation, if any; (v) may be made convertible into or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation (or any other securities of the Corporation or any other Person) at such price or prices or at such rates of exchange and with such adjustments, if any; (vi) may be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of such series in such amount or amounts, if any; (vii) may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issue of any additional shares (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation or any subsidiary of, any outstanding shares of the Corporation, if any; (viii) may be subject to restrictions on transfer or registration of transfer, or on the amount of shares that may be owned by any Person or group of Persons; and (ix) may have such other relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, if any; all as shall be stated in said resolution or resolutions of the Board providing for the designation and issue of such shares of Preferred Stock.
6.   Board of Directors.
6.1   Number of Directors.
(a)   The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. Unless and except to the extent that the Bylaws of the Corporation (as such Bylaws may be amended from time to time, the “Bylaws”) shall so require, the election of the directors of the Corporation (the “Directors”) need not be by written ballot. Except as otherwise provided for or fixed pursuant to the provisions of Section 5.2 of this Amended Certificate relating to the rights of the holders of any series of Preferred Stock to elect additional Directors, the total authorized number of Directors constituting the entire Board shall not be less than three (3) and shall not be more than eight (8), with the then-authorized number of Directors being increased or decreased from time to time by the Board, which number shall initially be eight (8) members.
(b)   During any period when the holders of any series of Preferred Stock have the right to elect additional Directors as provided for or fixed pursuant to the provisions of Section 5.2 (“Preferred Stock Directors”), upon the commencement, and for the duration, of the period during which such right continues: (i) the then-total authorized number of Directors shall automatically be increased by such specified number of Preferred Stock Directors, and the holders of the related Preferred Stock shall be entitled to elect the Preferred Stock Directors pursuant to the provisions of the certificate of designation for the series of Preferred Stock, and (ii) each such Preferred Stock Director shall serve until such Preferred Stock Director’s successor shall have been duly elected and qualified, or until such Preferred Stock Director’s right to hold such office terminates pursuant to such provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such Preferred Stock Directors elected by the holders of such Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such Preferred Stock Directors, shall forthwith terminate and the total and authorized number of Directors shall automatically be reduced accordingly.
6.2   Composition of the Initial Board.   Effective as of the date hereof, the Board shall be designated in accordance with that certain Stockholders Agreement, dated as of February 1, 2021, by and among the Corporation and certain of its stockholders (as amended from time to time, the “Stockholders Agreement”) (such individuals, the “Initial Board”). Each member of the Initial Board shall hold office until his or her death, resignation, retirement, disqualification or removal from office or until his or her respective successor is duly elected and qualified at the next annual meeting of stockholders in accordance with the terms of this Amended Certificate and the Bylaws.
6.3   Vacancies and Newly Created Directorships.   Except as otherwise expressly required by law, and subject to the rights of the holders of any one or more series of Preferred Stock then-outstanding and subject to obtaining any required stockholder votes or consents under the Stockholders’ Agreement (or complying with any stockholders’ designation rights under the Stockholders’ Agreement), newly created directorships resulting from any increase in the authorized number of Directors or any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of the remaining Directors then in office, even if less than a quorum of the Board. Any Director so chosen shall hold office until the next annual meeting of stockholders at which his or her term shall expire and until his or her successor shall be duly elected and qualified, or until such Director’s earlier death, disqualification, resignation or removal. No decrease in the number of Directors shall shorten the term of any Director then in office.
6.4   Removal of Directors.   Except for Preferred Stock Directors and subject to obtaining any required stockholder votes or consents under the Stockholders’ Agreement, any Director or the entire Board may be removed from office at any time, with or without cause and only by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class.
6.5   Quorum.   A majority of the total number of Directors shall constitute a quorum for the transaction of business; provided, that to the fullest extent permitted by the TBOC and Stock Exchange Rules, the presence of the Chairman shall be necessary in order for a quorum to be obtained at any meeting of the Board. Notwithstanding the immediately preceding sentence, if a quorum does not exist at any properly called meeting of the Board solely due to the lack of attendance thereat by the Chairman, (x) such meeting shall be adjourned and, (y) subject to the obligation to provide proper prior notice pursuant to the Bylaws to all members of the Board, recalled for the same purpose not less than twenty-four hours and not more than ten (10) calendar days from the date of adjournment. Notwithstanding anything contained herein to the contrary, in the event that the Chairman is unable to attend any emergency meeting of the Board, as determined by the Board in good faith, by reason of temporary disability or otherwise, the presence of the Chairman shall not be necessary in order for such quorum to be obtained and the Board may appoint a Director as interim chairman to preside over such meeting. The vote of a majority of the Directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute or the Stockholders’ Agreement. If a quorum is not present at any meeting of the Board, then a majority of the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
7.   Meetings of Stockholders.
7.1   Action by Written Consent.   So long as the Corporation qualifies as a “controlled company” in Section 303A.00 of the New York Stock Exchange Listed Company Manual, any action required or permitted to be taken by the stockholders of the Corporation may be effected by the consent in writing of the holders of outstanding capital stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
7.2   Special Meetings of Stockholders.   Subject to any special rights of the holders of any series of Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the

Corporation may be called only by or at the direction of (i) the Board, (ii) the Chairman or (iii) so long as the Corporation is a “controlled company”, by the Secretary of the Corporation at the request of any holder of record of at least 25% of the voting power of the issued and outstanding shares of stock of the Corporation. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.
7.3   Advance Notice of Stockholder Nominations.   Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.
8.   Meetings of Stockholders.
8.1   Certain Definitions. For purposes of this Article 8 the following terms shall have the following meanings:
(a)   “Affiliated Company” shall mean any partnership, corporation, limited liability company, trust or other entity directly or indirectly Affiliated or under common Ownership or Control with the Corporation including, without limitation, any subsidiary, holding company or intermediary company (as those or similar terms are defined under the Gaming Laws of any applicable Gaming Jurisdictions), in each case that is registered or licensed under applicable Gaming Laws.
(b)   “Control” (and derivatives of such term) (i) with respect to any Person, shall have the meaning ascribed to such term under Rule 12b-2 promulgated by the SEC under the Exchange Act, (ii) with respect to any Interest, shall mean the possession, directly or indirectly, of the power to direct, whether by agreement, contract, agency or otherwise, the voting rights or disposition of such Interest, and (iii) as applicable, the meaning ascribed to the term “control” (and derivatives of such term) under the Gaming Laws of any applicable Gaming Jurisdictions).
(c)   “Gaming” or “Gaming Activities” shall mean the conduct of gaming and gambling activities, race books and sports pools, online gaming, or the use of gaming devices, equipment and supplies in the operation of a casino, simulcasting facility, card club or other enterprise, including, without limitation, slot machines, gaming tables, cards, dice, gaming chips, player tracking systems, cashless wagering systems, mobile gaming systems, inter-casino linked systems and related and associated equipment, supplies and systems.
(d)   “Gaming Authorities” shall mean all international, national, foreign, domestic, federal, state, provincial, regional, local, tribal, municipal and other regulatory and licensing bodies, instrumentalities, departments, commissions, authorities, boards, officials, tribunals and agencies with authority over or responsibility for the regulation of Gaming within any Gaming Jurisdiction.
(e)   “Gaming Jurisdictions” shall mean all jurisdictions, domestic and foreign, and their political subdivisions, in which Gaming Activities are or may be lawfully conducted, including, without limitation, all Gaming Jurisdictions in which the Corporation or any of the Affiliated Companies currently conducts or may in the future conduct Gaming Activities.
(f)   “Gaming Laws” shall mean all laws, statutes and ordinances pursuant to which any Gaming Authority possesses regulatory, permit and licensing authority over the conduct of Gaming Activities, or the Ownership or Control of an Interest in an entity which conducts Gaming Activities, in any Gaming Jurisdiction, all orders, decrees, rules and regulations promulgated thereunder, all written and unwritten policies of the Gaming Authorities and all written and unwritten interpretations by the Gaming Authorities of such laws, statutes, ordinances, orders, decrees, rules, regulations and policies.
(g)   “Gaming Licenses” shall mean all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers, concessions and entitlements issued by any Gaming Authority necessary for or relating to the conduct of Gaming Activities by any Person or the Ownership or Control by any Person of an Interest in an entity that conducts or may in the future conduct Gaming Activities.
(h)   “Interest” shall mean the stock or other securities of an entity or any other interest or financial or other stake therein, including, without limitation, the Securities.

(i)   “Own” or “Ownership” (and derivatives of such terms) shall mean (i) ownership of record, (ii) “beneficial ownership” as defined in Rule 13d-3 or Rule 16a-1(a)(2) promulgated by the SEC under the Exchange Act, and (iii) as applicable, the meaning ascribed to the terms “own” or “ownership” (and derivatives of such terms) under the Gaming Laws of any applicable Gaming Jurisdictions.
(j)   “Redemption Date” shall mean the date set forth in the Redemption Notice by which the Securities Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person are to be redeemed by the Corporation or any of its Affiliated Companies, which redemption date shall be determined in the sole and absolute discretion of the Board but which shall in no event be fewer than 45 calendar days following the date of the Redemption Notice, unless (i) otherwise required by a Gaming Authority or pursuant to any applicable Gaming Laws, (ii) prior to the expiration of such 45-day period, the Unsuitable Person shall have sold (or otherwise fully transferred or otherwise disposed of its Ownership of) its Securities to a Person that is not an Unsuitable Person (in which case, such Redemption Notice will only apply to those Securities that have not been sold or otherwise disposed of) by the selling Unsuitable Person and, commencing as of the date of such sale, the purchaser or recipient of such Securities shall have all of the rights of a Person that is not an Unsuitable Person), or (iii) the cash or other Redemption Price necessary to effect the redemption shall have been deposited in trust for the benefit of the Unsuitable Person or its Affiliate and shall be subject to immediate withdrawal by such Unsuitable Person or its Affiliate upon (x) surrender of the certificate(s) evidencing the Securities to be redeemed accompanied by a duly executed stock power or assignment or (y) if the Securities are uncertificated, upon the delivery of a duly executed assignment or other instrument of transfer.
(k)   “Redemption Notice” shall mean that notice of redemption delivered by the Corporation pursuant to this Article to an Unsuitable Person or an Affiliate of an Unsuitable Person if a Gaming Authority so requires the Corporation, or if the Board deems it necessary or advisable, to redeem such Unsuitable Person’s or Affiliate’s Securities. Each Redemption Notice shall set forth (i) the Redemption Date, (ii) the number and type of Securities to be redeemed, (iii) the Redemption Price and the manner of payment therefor, (iv) the place where any certificates for such Securities shall be surrendered for payment, and (v) any other requirements of surrender of the certificates, including how such certificates are to be endorsed, if at all.
(l)   “Redemption Price” shall mean, (A) a price equal to the lesser of (i) the average closing sale price of such Securities as reported for composite transactions in securities listed on the principal trading market on which such Securities are then listed or admitted for trading during the 30 trading days preceding delivery of the Redemption Notice or, if such Securities are not so listed or traded, at the fair value of the Securities determined in good faith by the Board and (ii) the holder’s original purchase price; or (B) a price calculation as determined by the Gaming Laws of a particular Gaming Jurisdiction.
(m)   “SEC” shall mean the U.S. Securities and Exchange Commission.
(n)   “Securities” shall mean the capital stock of the Corporation and the capital stock, member’s interests or membership interests, partnership interests or other equity securities of any Affiliated Company.
(o)   “Transfer” shall mean the sale and every other method, direct or indirect, of transferring or otherwise disposing of an Interest, or the Ownership, Control or possession thereof, or fixing a lien thereupon, whether absolutely or conditionally, voluntarily or involuntarily, by or without judicial proceedings, as a conveyance, sale, payment, pledge, mortgage, lien, encumbrance, gift, security, or otherwise (including by merger or consolidation).
(p)   “Unsuitable Person” shall mean a Person who (i) fails or refuses to file an application, or has withdrawn or requested the withdrawal of a pending application, to be qualified or found suitable by any Gaming Authority or for any Gaming License, (ii) is denied or disqualified from eligibility for any Gaming License by any Gaming Authority, (iii) is determined by a Gaming Authority to be unsuitable or disqualified to Own or Control any Securities, (iv) is determined by a Gaming Authority to be unsuitable or is disqualified to be Affiliated, associated or involved with a Person engaged in Gaming Activities in any Gaming Jurisdiction, (v) causes any Gaming License of the Corporation or any Affiliated

Company to be lost, rejected, rescinded, suspended, revoked or not renewed by any Gaming Authority, or causes the Corporation or any Affiliated Company to be threatened by any Gaming Authority with the loss, rejection, rescission, suspension, revocation or non-renewal of any Gaming License (in each of (ii) through (v) above, regardless of whether such denial, disqualification or determination by a Gaming Authority is final and/or non-appealable), or (vi) is deemed by the Board, in its sole and absolute discretion, likely to (A) preclude or materially delay, impede, impair, threaten or jeopardize any Gaming License held by the Corporation or any Affiliated Company or the Corporation’s or any Affiliated Company’s application for, right to the use of, entitlement to, or ability to obtain or retain, any Gaming License, (B) cause or otherwise result in, the disapproval, cancellation, termination, material adverse modification or non-renewal of any material contract to which the Corporation or any Affiliated Company is a party, or (C) cause or otherwise result in the imposition of any materially burdensome or unacceptable terms or conditions on any Gaming License of the Corporation or any Affiliated Company.
8.2   Compliance with Gaming Laws. All Securities shall be held subject to the restrictions and requirements of all applicable Gaming Laws. All Persons Owning or Controlling Securities shall comply with all applicable Gaming Laws, including any provisions of such Gaming Laws that require such Person to file applications for Gaming Licenses with, and provide information to, the applicable Gaming Authorities. Any Transfer of Securities may be subject to the prior approval of the Gaming Authorities and/or the Corporation or the applicable Affiliated Company, and any purported Transfer thereof in violation of such requirements shall be void ab initio.
8.3   Ownership Restrictions. Any Person who Owns or Controls five percent (5%) or more of any class or series of the Corporation’s Securities shall promptly notify the Corporation of such fact. In addition, any Person who Owns or Controls any shares of any class or series of the Corporation’s Securities may be required by Gaming Law to (i) provide to the Gaming Authorities in each Gaming Jurisdiction in which the Corporation or any subsidiary thereof either conducts Gaming or has a pending application for a Gaming License all information regarding such Person as may be requested or required by such Gaming Authorities and (ii) respond to written or oral questions or inquiries from any such Gaming Authorities. Any Person who Owns or Controls any shares of any class or series of the Corporation’s Securities, by virtue of such Ownership or Control, consents to the performance of any personal background investigation that may be required by any Gaming Authorities.
8.4   Finding of Unsuitability.
(a)   The Securities Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person shall be redeemable by the Corporation or the applicable Affiliated Company, out of funds legally available therefor, as directed by a Gaming Authority and, if not so directed, as and to the extent deemed necessary or advisable by the Board, in which event the Corporation shall deliver a Redemption Notice to the Unsuitable Person or its Affiliate and shall redeem or purchase or cause one or more Affiliated Companies to purchase the Securities on the Redemption Date and for the Redemption Price set forth in the Redemption Notice. From and after the Redemption Date, such Securities shall no longer be deemed to be outstanding, such Unsuitable Person or Affiliate of such Unsuitable Person shall cease to be a stockholder, member, partner or owner, as applicable, of the Corporation and/or Affiliated Company, and all rights of such Unsuitable Person or Affiliate of such Unsuitable Person in such Securities, other than the right to receive the Redemption Price, shall cease. In accordance with the requirements of the Redemption Notice, such Unsuitable Person or its Affiliate shall surrender the certificate(s), if any, representing the Securities to be so redeemed.
(b)   Commencing on the date that a Gaming Authority serves notice of a determination of unsuitability or disqualification of a holder of Securities, or the Board otherwise determines that a Person is an Unsuitable Person, and unless and until the Securities Owned or Controlled by such Person cease to be outstanding or are Owned or Controlled by a Person who is not an Unsuitable Person in accordance with these Articles and applicable law, it shall be unlawful for such Unsuitable Person or any of its Affiliates to and such Unsuitable Person and its Affiliates shall not: (i) receive any dividend, payment, distribution or interest with regard to the Securities, (ii) exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such Securities, and such Securities shall not for any purposes be included in the Securities of the Corporation or the applicable

Affiliated Company entitled to vote, or (iii) receive any remuneration that may be due to such Person, accruing after the date of such notice of determination of unsuitability or disqualification by a Gaming Authority, in any form from the Corporation or any Affiliated Company for services rendered or otherwise (except in exchange for such Securities as provided in this Article 8), or (iv) be or continue as a manager, officer, partner or director of the Corporation or any Affiliated Company.
8.5   Notices. All notices given by the Corporation or an Affiliated Company pursuant to this Article, including Redemption Notices, shall be in writing and shall be deemed given when delivered by personal service, overnight courier, first-class mail, postage prepaid, addressed to the Person at such Person’s address as it appears on the books and records of the Corporation or Affiliated Company.
8.6   Indemnification. Each Unsuitable Person and any Affiliate of an Unsuitable Person shall indemnify and hold harmless the Corporation and its Affiliated Companies for any and all losses, costs, and expenses, including attorneys’ costs, fees and expenses, incurred by the Corporation and its Affiliated Companies as a result of, or arising out of, such Unsuitable Person’s continuing Ownership or Control of Securities, failure or refusal to comply with the provisions of this Article, or failure to divest himself, herself or itself of any Securities when and in the specific manner required by the Gaming Authorities or this Article.
8.7   Injunctive Relief. The Corporation shall be entitled to injunctive or other equitable relief in any court of competent jurisdiction to enforce the provisions of this Article 8 and each Person who Owns or Controls Securities shall be deemed to have consented to injunctive or other equitable relief and acknowledged, by virtue of such Ownership or Control, that the failure to comply with this Article 8 will expose the Corporation and the Affiliated Companies to irreparable injury for which there is no adequate remedy at law and that the Corporation and the Affiliated Companies shall be entitled to injunctive or other equitable relief to enforce the provisions of this Article 8.
8.8   Non-Exclusivity of Rights. The rights of the Corporation or any Affiliated Company pursuant to this Article shall not be exclusive of any other rights the Corporation or any Affiliated Company may have or hereafter acquire under any agreement, provision of the Bylaws or organizational documents of such Affiliated Company or otherwise. To the extent not prohibited under applicable Gaming Laws, the Corporation shall have the right, exercisable in the sole discretion of the Board, to propose that the parties, immediately upon the delivery of the Redemption Notice, enter into an agreement or other arrangement, including, without limitation, a divestiture trust or divestiture plan, which will reduce or terminate an Unsuitable Person’s Ownership or Control of all or a portion of its Securities.
8.9   Further Actions. Nothing contained in this Article 8 shall limit the authority of the Board to take such other action, to the extent not prohibited by law, as it deems necessary or advisable to protect the Corporation or the Affiliated Companies from the denial or loss or threatened denial or loss of any Gaming License of the Corporation or any of its Affiliated Companies (or any pending or contemplated application for any such Gaming License). Without limiting the generality of the foregoing, the Board may, to the extent not prohibited by law, interpret or conform any provisions of this Article 8 to the extent necessary to make such provisions consistent with Gaming Laws. In addition, the Board may, to the extent not prohibited by law, from time to time establish, modify, amend or rescind Bylaws, regulations, and procedures of the Corporation not inconsistent with the express provisions of this Article 8 for the purpose of determining whether any Person is an Unsuitable Person and for the orderly application, administration and implementation of the provisions of this Article 8. Such procedures and regulations shall be kept on file with the Secretary of the Corporation, the secretary of each of the Affiliated Companies and with the transfer agent, if any, of the Corporation and/or any Affiliated Companies, and shall be made available for inspection and, upon reasonable request, mailed to any record holder of Securities.
8.10   Authority of the Board. The Board shall have exclusive authority and power to administer this Article 8 and to exercise all rights and powers specifically granted to the Board or the Corporation, or as may be necessary or advisable in the administration of this Article 8. All such actions which are done or made by the Board in good faith shall be final, conclusive and binding on the Corporation and all other Persons; provided, that the Board may delegate all or any portion of its duties and powers under this Article 8 to a committee of the Board as it deems necessary or advisable.

8.11   Compliance with State Gaming Laws; Severability. Each provision of this Article 8 shall be deemed to be qualified as being to the fullest extent not prohibited by the provisions of applicable state Gaming Laws. If any provision of this Article 8 or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal, or unenforceable in any respect (whether under state Gaming Laws or otherwise) by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article 8.
8.12   Termination and Waivers. Except as may be required by any applicable Gaming Law or Gaming Authority, the Board may waive any of the rights of the Corporation or any restrictions contained in this Article 8 in any instance in which and to the extent the Board determines that a waiver would be in the interests of the Corporation. Except as required by a Gaming Authority, nothing in this Article 8 shall be deemed or construed to require the Corporation to repurchase any Securities Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person.
8.13   Legend. The restrictions set forth in this Article 8 shall be noted on any certificate evidencing the Securities in accordance with the requirements of the applicable provisions of state law and any applicable Gaming Laws.
8.14   Required New Jersey Charter Provision.
(a)   These Articles shall be deemed to include all provisions required by the New Jersey Casino Control Act, N.J.S.A. 5:12-1 et seq., as amended from time to time, and the attendant regulations promulgated thereunder (collectively, the “New Jersey Act”) and, to the extent that anything contained herein or in the bylaws of the Corporation is inconsistent with the New Jersey Act, the provisions of the New Jersey Act shall govern. All provisions of the New Jersey Act, to the extent required by law to be stated in these Articles, are incorporated herein by this reference.
(b)   These Articles shall be subject to the provisions of the New Jersey Act and the rules and regulations of the New Jersey Casino Control Commission (the “New Jersey Commission”) promulgated thereunder. Specifically, and in accordance with the provisions of Section 82(d)(7) of the New Jersey Act, the Securities of the Corporation are held subject to the condition that, if a holder thereof is found to be disqualified by the New Jersey Commission pursuant to the provisions of the New Jersey Act, the holder must dispose of such Securities in accordance with this Article 8.
(c)   Any newly elected or appointed director or officer of, or nominee to any such position with, the Corporation, who is required to qualify pursuant to the New Jersey Act, shall not exercise any powers of the office to which such individual has been elected, appointed or nominated until such individual has been found qualified to hold such office or position by the New Jersey Commission in accordance with the New Jersey Act or the New Jersey Commission permits such individual to perform duties and exercise powers relating to any such position pending qualification, with the understanding that such individual will be immediately removed from such position if the New Jersey Commission determines that there is reasonable cause to believe that such individual may not be qualified to hold such position.
9.   Corporate Opportunities.   To the fullest extent permitted by the TBOC, the Corporation acknowledges that: (i) no stockholder or its Affiliates, or Director or his or her Affiliates of the Corporation or any of its subsidiaries (collectively, the “Exempted Persons”; provided, that no Director who is an officer or employee of the Corporation or any of its subsidiaries shall be an “Exempted Person” in his or her capacity as such) shall have any duty not to, directly or indirectly, engage in the same or similar business activities or lines of business as the Corporation or any of its subsidiaries, including those deemed to be overlapping with or competing with the Corporation or any of its subsidiaries, in each case, except to the extent otherwise set forth in a writing executed by the Corporation or one of its subsidiaries, on the one hand, and such Exempted Person, on the other hand; and (ii) in the event that any Exempted Person acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Corporation, the Corporation to the fullest extent permitted by the TBOC hereby renounces any interest or expectancy therein and such Exempted Person shall have no duty to communicate or present such corporate opportunity to the Corporation or any of its subsidiaries, as the case may be, and to the fullest extent permitted by law shall not be liable to the Corporation or its Affiliates or stockholders for breach of any duty by reason of the fact that such Exempted Person, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another Person, or does not present such opportunity to the Corporation, in each case, except to the extent otherwise set forth in a writing executed by the Corporation or one of its subsidiaries, on the one hand, and such Exempted Person, on the other hand.
10.   Limitation of Liability.
10.1   To the fullest extent permitted under the TBOC, no Director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director.
10.2   Any amendment or repeal of this Article 10 shall not adversely affect any right or protection of a Director hereunder in respect of any act or omission occurring prior to the time of such amendment or repeal.
11.   Indemnification.
11.1   To the fullest extent permitted by the TBOC, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), the Corporation shall indemnify, and advance expenses to, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (each, an “Indemnitee” and collectively, the “Indemnitees”), whether the basis of such proceeding is alleged action in an official capacity as a Director, officer, employee or agent or in any other capacity while serving as a Director, officer, employee, agent or trustee, from and against any and all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection therewith. Notwithstanding the preceding sentence, other than an action against the Corporation brought by an Indemnitee to enforce his or her rights under this Article 11, the Corporation shall not be required to indemnify or advance expenses to any person in connection with a proceeding (or part thereof) commenced by such person if the commencement of such proceeding (or part thereof) was not authorized by the Board.
11.2   The indemnification and advancement of expenses provided by, or granted pursuant to, this Article 11 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, contract, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.
11.3   To the extent not prohibited by applicable law, the Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition; provided, however, that to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Indemnitee to repay all amounts advanced if it should be ultimately determined that the Indemnitee is not entitled to be indemnified under this Article 11 or otherwise.
11.4   If a claim for indemnification or advancement of expenses under this Article 11 is not paid in full within thirty (30) days after a written claim therefor by the Indemnitee has been received by the Corporation, the Indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnitee is not entitled to the requested indemnification or advancement of expenses under applicable law. In (i) any suit brought by an Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, such person has not met any applicable standard for indemnification set forth in the TBOC. Neither the failure of the Corporation (including by members of the Board who are not parties to such action, a committee of such members, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the TBOC, nor an actual determination by the Corporation (including by members of the Board who are not parties to such action, a committee of such members, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that such person has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.
11.5   The Corporation shall have the power to purchase and maintain insurance to protect itself and any person who is or was a Director, officer, employee or agent of the Corporation, or while a Director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power or the obligation to indemnify him or her against such liability under the TBOC or the provisions of this Article 11.
11.6   The indemnification and advancement of expenses provided by, or granted pursuant to, this Article 11 shall continue as to a person who has ceased to be a Director or officer and shall inure to the benefit of the heirs, executors and administrators of such Director or officer. The indemnification and advancement of expenses that may have been provided to an employee or agent of the Corporation by action of the Board, pursuant to Section 11.10, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person, after the time such person has ceased to be an employee or agent of the Corporation, only on such terms and conditions and to the extent determined by the Board in its sole discretion.
11.7   Given that certain claims may be jointly indemnifiable (“Jointly Indemnifiable Claims”) by the Corporation, its Controlled Entities (as defined below) or Indemnitee-Related Entities (as defined in Section 10.8) in respect of the service of Indemnitee as a Director and/or executive officer of the Corporation and/or a director, executive officer, employee, consultant, fiduciary or agent of other corporations, limited liability companies, partnerships, joint ventures, trusts, employee benefit plans or other enterprises controlled by the Corporation (the “Controlled Entities”), or by reason of any action alleged to have been taken or omitted in any such capacity, the Corporation acknowledges and agrees that the Corporation shall, and to the extent applicable shall cause the Controlled Entities to, be fully and primarily responsible for the payment to the Indemnitee in respect of indemnification or advancement of expenses in connection with any such Jointly Indemnifiable Claim, pursuant to and in accordance with (as applicable) the terms of (i) the TBOC, (ii) this Amended Certificate or the Bylaws or (iii) any other agreement between the Corporation or any Controlled Entity and the Indemnitee pursuant to which the Indemnitee is indemnified, (iv) the laws of the jurisdiction of incorporation or organization of any Controlled Entity and/or (v) the certificate of incorporation, certificate of organization, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or other organizational or governing documents of any Controlled Entity ((i) through (v) collectively, the “Indemnification Sources”), irrespective of any right of recovery the Indemnitee may have from the Indemnitee-Related Entities. Under no circumstance shall the Corporation or any Controlled Entity be entitled to any right of subrogation or contribution by the Indemnitee-Related Entities and no right of advancement or recovery the Indemnitee may have from the Indemnitee-Related Entities shall reduce or otherwise alter the rights of the Indemnitee or the obligations of the Corporation or any Controlled Entity under the Indemnification Sources. In the event that any of the Indemnitee-Related Entities shall make any payment to the Indemnitee in respect of indemnification or advancement of expenses with respect to any Jointly Indemnifiable Claim, (i) the Corporation shall, and to the extent applicable shall cause the Controlled Entities to, reimburse the Indemnitee-Related Entity making such payment to the extent of such payment promptly upon written demand from such Indemnitee-Related Entity, (ii) to the extent not previously and fully reimbursed by the Corporation and/or any Controlled Entity pursuant to clause (i), the Indemnitee-Related Entity making such payment shall be subrogated to the extent of the outstanding balance of such payment to all of the rights of recovery of the Indemnitee against the Corporation and/or any Controlled Entity or under any insurance policy, as applicable, and (iii) the Indemnitee and the Corporation and, as applicable, any Controlled Entity shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the Indemnitee-Related Entities effectively to bring suit to enforce such rights. The Corporation and the Indemnitee agree that each of the Indemnitee-Related Entities shall be third-party beneficiaries with respect to this Section 11.7.
11.8   “Indemnitee-Related Entities” means any company, corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation, any Controlled Entity or the insurer under and pursuant to an insurance policy of the Corporation or any Controlled Entity) from whom an Indemnitee may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Corporation or any Controlled Entity may also have an indemnification or advancement obligation.
11.9   Any amendment or repeal of the foregoing provisions of this Article 11 shall not adversely affect any right or protection hereunder of any Indemnitee or its successors in respect of any act or omission occurring prior to the time of such amendment or repeal.
11.10   This Article 11 shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Indemnitees when and as authorized by appropriate corporate action.
12.   Adoption, Amendment or Repeal of Bylaws.   In furtherance and not in limitation of the powers conferred by law, subject to the Stockholders’ Agreement (for so long as it remains in effect), the Board is expressly authorized to make, alter, amend or repeal in whole or in part the Bylaws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to make, alter, amend or repeal the Bylaws.
13.   Adoption, Amendment and Repeal of Amended Certificate.
13.1   Subject to the Stockholders’ Agreement (for so long as it remains in effect), the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended Certificate, in the manner now or hereafter prescribed by this Amended Certificate and the TBOC, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other Persons whomsoever by and pursuant to this Amended Certificate in its present form or as hereafter amended, are granted and held subject to this reservation.
13.2   Notwithstanding any other provisions of this Amended Certificate or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of capital stock of the Corporation required by law or by the Bylaws or by this Amended Certificate (or by any certificate of designations hereto), any alteration, amendment or repeal of Articles 6, 7, 8, 9, 10, 11, 13 or 14 hereto shall require the affirmative vote of (a) a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, while the Corporation is under Founder Control and (b) at least two-thirds of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, from and after the time that the Corporation ceases to be under Founder Control.
14.   Forum for Adjudication of Disputes.   Unless the Corporation consents in writing to the selection of an alternative forum, the Southern District of Texas in the State of Texas shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim against the Corporation, its Directors, officers, employees or agents arising pursuant to any provision of the TBOC, this Amended Certificate or the Bylaws or as to which the TBOC confers jurisdiction on the Southern District of Texas in the State of Texas or (d) any action asserting a claim against the Corporation, its Directors, officers, employees or agents governed by the internal affairs doctrine, in each such case subject to such Southern District of Texas having personal jurisdiction over the indispensable parties named as defendants therein. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article 14. Notwithstanding anything herein to the contrary, this Article 14 shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
15.   Severability.   If any provision or provisions of this Amended Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended Certificate (including, without limitation, each portion of any paragraph of this Amended Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Amended Certificate (including, without limitation, each such portion of any paragraph of this Amended Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its Directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.
16.   Definitions.   As used in this Amended Certificate, unless the context otherwise requires or as set forth in another Article or Section of this Amended Certificate, the term:
(a)   “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided, that (i) neither the Corporation nor any of its subsidiaries will be deemed an Affiliate of any stockholder of the Corporation or any of such stockholders’ Affiliates and (ii) no stockholder of the Corporation will be deemed an Affiliate of any other stockholder of the Corporation, in each case, solely by reason of any investment in the Corporation or any rights conferred on such stockholder pursuant to the Stockholders’ Agreement (including any representatives of such stockholder serving on the Board).
(b)   “Amended Certificate” is defined in the Recitals.
(c)   “Automatic Conversion” is defined in Section 5.1(f)(ii).
(d)   “Automatic Conversion Date” is defined in Section 5.1(f)(ii).
(e)   “Board” means the board of directors of the Corporation.
(f)   “Bylaws” is defined in Section 6.1(a).
(g)   “Chairman” means the chairperson of the Board, which shall initially be Tilman J. Fertitta.
(h)   “Class A Common Stock” is defined in Section 4.1.
(i)   “Class B Common Stock” is defined in Section 4.1.
(j)   “Common Stock” is defined in Section 4.1.
(k)   “Convertible Securities” shall mean securities (other than shares of Class B Common Stock) convertible into or exchangeable for Class A Common Stock or Class B Common Stock, either directly or indirectly.
(l)   “control” (including the terms “controlling” and “controlled”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such subject Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.
(m)   “Controlled Entities” is defined in Section 11.7.
(n)   “Corporation” is defined in Section 1.
(o)   “Director” is defined in Section 6.1(a).
(p)   “Disability” means permanent and total disability such that the Founder is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months as determined by a licensed medical practitioner. In the event of a dispute whether the Founder has suffered a Disability, no Disability of the Founder shall be deemed to have occurred unless and until an affirmative ruling regarding such Disability has been made by a court of competent jurisdiction, and such ruling has become final and non-appealable.
(q)   “Effective Time” is defined in Section 4.1.
(r)   “Exempted Persons” is defined in Section 9.
(s)   “Existing FAST Charter” is defined in the Recitals.
(t)   “FAST” means FAST Acquisition Corp., a Delaware corporation.
(u)   “Founder” is defined in Section 5.1(b)(i).
(v)   “Founder Control” means that shares representing a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote at an annual or special meeting duly noticed and called in accordance with this Amended Certificate is beneficially owned by the Founder.
(w)   “Founder Group” is defined in Section 5.1(b)(i).
(x)   “Indemnification Sources” is defined in Section 11.7.
(y)   “Indemnitee” is defined in Section 11.1.
(z)   “Indemnitee-Related Entities” is defined in Section 11.8.
(aa)   “Indemnitees” is defined in Section 11.1.
(bb)   “Initial Board” is defined in Section 6.2.
(cc)   “Jointly Indemnifiable Claims” is defined in Section 11.7.
(dd)   “Original FAST Charter” is defined in the Recitals.
(ee)   “Permitted Transferee” means, with respect to a holder of Class B Common Stock, (i) the Founder, (ii) Paige Fertitta, (iii) Relatives of the Founder; (iv) any trust, corporation, family partnership or limited liability company, the sole beneficiaries, stockholders, partners or members or which are such holder or Relatives of the Founder; (v) the heirs of any such deceased holder, whether by will or intestacy; and (vi) any Person that directly or indirectly controls, is controlled by or with such holder
(ff)   “Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.
(gg)   “Preferred Stock” is defined in Section 4.1.
(hh)   “Preferred Stock Directors” is defined in Section 6.1(b).
(ii)   “proceeding” is defined in Section 11.1.
(jj)   “Relative” means, with respect to any (a) holder of Class B Common Stock that is an individual: (i) such individual’s spouse; (ii) any lineal descendant, parent, grandparent, great grandparent or sibling or any lineal descendant of such sibling (in each case whether by blood or legal adoption); and (iii) the spouse of an individual described in clause (a)(ii) of this definition, and (b) holder of Class B Common Stock that is not an individual, any Relative of any individual that is a beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of a majority of either: (i) the outstanding shares of common stock (or similar securities or interests in the case of an entity other than a corporation) of such holder; or (ii) the combined voting power of the outstanding securities entitled to vote under ordinary circumstances in the election of directors (or in the selection of any other similar governing body in the case of an entity other than a corporation) of such holder.
(kk)   “Stock Adjustment” is defined in Section 5.1(c)(iii)

(ll)   “Stockholders’ Agreement” is defined in Section 6.2.
(mm)   “Stock Exchange Rules” means the rules and regulations for listed companies as in effect from time to time of the principal United States national securities exchange on which the Class A Common Stock is listed for trading, which as of the date hereof is the New York Stock Exchange.
(nn)   “TBOC” means the Texas Business Organizations Code, as the same may be amended from time to time.

ANNEX F
Amended and Restated Bylaws of
[FAST Merger Corp.]
(a Texas corporation)

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Amended and Restated Bylaws of
[FAST Merger Corp.]
Article I — Corporate Offices
1.1   Registered Office.
The address of the registered office of [FAST Merger Corp.] (the “Corporation”) in the State of Texas, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of formation, as the same may be amended and/or restated from time to time (the “Certificate of Formation”).
1.2   Other Offices.
The Corporation may have additional offices at any place or places, within or outside the State of Texas, as the Corporation’s Board may from time to time establish or as the business of the Corporation may require.
Article II — Meetings of Stockholders
2.1   Place of Meetings.
Meetings of stockholders shall be held at such place, if any, within or outside the State of Texas, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 6.002 of the Texas Business Organizations Code (the “TBOC”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.
2.2    Annual Meeting.
The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 may be transacted.
2.3    Special Meeting.
Special meetings of the stockholders may be called only by such Persons and only in such manner as set forth in the Certificate of Formation.
No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.
2.4    Advance Notice Procedures for Business Brought before a Meeting.
(i) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in a notice of meeting given by or at the direction of the Board, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a stockholder present in person who (A)(1) was a stockholder of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4 or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”), which proposal has been included in the proxy statement for the annual meeting. The foregoing clause (c) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the Corporation’s notice of meeting given by or at the direction of the Person calling the meeting pursuant to the Certificate of Formation and Section 2.3 of these Bylaws. For purposes of this Section 2.4 and Section 2.5 of these Bylaws, as applicable, “present in person” shall mean that the stockholder proposing that the business be brought before the annual or special meeting of the

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Corporation, or, if the proposing stockholder is not an individual, a qualified representative of such proposing stockholder, appear at such annual meeting, and a “qualified representative” of such proposing stockholder shall be (A) any person who is authorized in writing by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders or (B), if such proposing stockholder is (x) a general or limited partnership, any general partner or Person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership, (y) a corporation or a limited liability company, any officer or Person who functions as an officer of the corporation or limited liability company or any officer, director, general partner or Person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company or (z) a trust, any trustee of such trust. This Section 2.4 shall apply to any business that may be brought before an annual or special meeting of stockholders other than nominations for election to the Board at an annual meeting, which shall be governed by Section 2.5 of these Bylaws. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5 of these Bylaws, and this Section 2.4 shall not be applicable to nominations for election to the Board except as expressly provided in Section 2.5 of these Bylaws.
(ii) Without qualification, for business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.4(i)(c), (a) the stockholder must provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation, (b) the stockholder must provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4 and (c) the proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting (which, in the case of the first annual meeting of stockholders following the closing of the Corporation’s initial underwritten public offering of common stock, the preceding year’s annual meeting date shall be deemed to be [•]); provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period or extend a time period for the giving of Timely Notice as described above.
(iii) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:
(a) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the number of shares of each class or series of stock of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of stock of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);
(b) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of stock of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence (including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or

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indirectly (a) give a Person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any Person or entity with respect to any shares of any class or series of capital stock of the Corporation, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of capital stock of the Corporation, or (d) increase or decrease the voting power of any Person or entity with respect to any shares of any class or series of capital stock of the Corporation), in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of stock of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any Affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any Affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any Affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (F) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner and (G) a representation whether any Proposing Person, intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal and/or otherwise to solicit proxies or votes from stockholders in support of such proposal; and
(c) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other Person or entity (including their names) in connection with the proposal of such business by such stockholder and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.4(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

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(iv) For purposes of this Section 2.4, the term “Proposing Person” shall mean (a) the stockholder providing the notice of business proposed to be brought before an annual meeting, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, (c) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation or (d) any associate (within the meaning of Rule 12b-2 under the Exchange Act for the purposes of these Bylaws) of such stockholder, beneficial owner or any other participant.
(v) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for notice of the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).
(vi) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The Board or a designated committee thereof shall have the power to determine whether business proposed to be brought before the annual meeting was made in accordance with the provisions of these bylaws. If neither the Board nor such designated committee makes a determination as to whether any nomination was made in accordance with the provisions of these bylaws, the presiding officer at the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section, and if he or she should so determine, he or she shall so declare to the meeting. If the Board or a designated committee thereof or the presiding officer, as applicable, determines that any stockholder proposal was not made in accordance with the provisions of Section 2.4, any such business not properly brought before the meeting shall not be transacted.
(vii) In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or the holders of any series of Preferred Stock (as defined in the Certificate of Formation).
(viii) For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.
2.5    Advance Notice Procedures for Nominations of Directors.
(i) Subject in all respects to the provisions of the Stockholders’ Agreement and Certificate of Formation, nominations of any person for election to the Board at an annual meeting may be made at such meeting only (a) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these Bylaws, or (b) by a stockholder present in person (as defined in Section 2.4) who (1) was a beneficial owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.5 as to such notice and nomination. The foregoing clause (b) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at any annual meeting of stockholders other than in accordance with the provisions of the Stockholders’ Agreement and the Certificate of Formation.
(ii) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (a) provide Timely Notice (as defined in

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Section 2.4(ii) of these Bylaws) thereof in writing and in proper form to the Secretary of the Corporation, (b) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required by this Section 2.5, and (c) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period or extend a time period for the giving of a stockholder’s notice as described above.
(iii) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:
(a) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a) of these Bylaws) except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a);
(b) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(c) shall be made with respect to nomination of each person for election as a director at the meeting) and a representation whether any Nominating Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to elect the nominee and/or otherwise to solicit proxies or votes from stockholders in support of such nomination; and
(c) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the Corporation’s proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(vi).
(iv) For purposes of this Section 2.5, the term “Nominating Person” shall mean (a) the stockholder providing the notice of the nomination proposed to be made at the meeting, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, (c) any other participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) in such solicitation and (d) any associate (within the meaning of Rule 12b-2 under the Exchange Act for the purposes of these Bylaws) of such stockholder or beneficial owner or any other participant in such solicitation.
(v) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for notice of the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the

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meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).
(vi) Notwithstanding anything in Section 2.5(ii) to the contrary, in the event that the number of directors to be elected to the Board at the annual meeting is increased effective after the time period for which nominations would otherwise be due under Section 2.5(ii) and there is no public disclosure made by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2.5 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public disclosure is first made by the Corporation.
(vii) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board or (2) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.5 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.5. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 2.5(ii) shall be received by the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which the Corporation first makes a public disclosure of the date of the special meeting at which directors are to be elected. In no event shall the public disclosure of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.
(viii) To be eligible to be a candidate for election as a director of the Corporation at an annual meeting, a candidate must be nominated in the manner prescribed in this Section 2.5 (or otherwise in accordance with the Stockholders’ Agreement or Certificate of Formation, as applicable) and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in the case of a nomination by a stockholder pursuant to Section 2.5(i)(b), in accordance with the time period prescribed in this Section 2.5 for delivery of the stockholder notice of nomination), to the Secretary at the principal executive offices of the Corporation, (a) a completed written questionnaire (in the form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such candidate for nomination and (b) a written representation and agreement (in the form provided by the Corporation) that such candidate for nomination (A) is not, and will not become a party to, any agreement, arrangement or understanding with any Person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director of the Corporation that has not been disclosed therein, (B) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to all directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), (C) understands his or her duties as a director under the TBOC and agrees to act in accordance with those duties while serving as a director and (D) is not or will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such nominee, if elected as a director, will act or vote as a director on any issue or question to be decided by the Board, in any case, to the extent that such arrangement, understanding, commitment or assurance (a) could limit or interfere with his or her ability to comply, if elected as director of the Corporation, with his or her fiduciary duties under applicable law or with policies and guidelines of the Corporation applicable to all directors or (b) has not been disclosed to the Corporation prior to or concurrently with the Nominating Person’s submission of the nomination.

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(ix) The Board may also require any proposed candidate for nomination as a director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s corporate governance guidelines.
(x) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.
(xi) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.5, as applicable. The Board or a designated committee thereof shall have the power to determine whether a nomination before the annual meeting of stockholders was made in accordance with the provisions of these bylaws. If neither the Board nor such designated committee makes a determination as to whether any nomination was made in accordance with the provisions of these bylaws, the presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with this Section, and if he or she should so determine, he or she shall so declare such determination to the meeting. If the Board or a designated committee thereof or the presiding officer, as applicable, determines that any nomination was not made in accordance with the provisions of Section, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.
(xii) Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with this Section 2.5.
(xiii) Notwithstanding anything to the contrary contained in these Bylaws, for as long as any party to the Stockholders’ Agreement has a right to designate or nominate a director, the procedure for any such nomination shall be governed by the Stockholders’ Agreement and such party shall not be subject to the notice procedures set forth in these Bylaws for the nomination of any person to serve as a director at any annual meeting or special meeting of stockholders.
2.6   Notice of Stockholders’ Meetings; Remote Communications.
Unless otherwise provided by law, the Certificate of Formation or these Bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 2.7 of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining the stockholders entitled to notice of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be mailed to or transmitted electronically to each stockholder of record entitled to vote thereat. Stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication participate in a meeting of stockholders be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (x) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (y) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (z) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

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2.7   Manner of Giving Notice; Affidavit of Notice.
Notice of any meeting of stockholders shall be deemed given:
(i) if mailed, when deposited in the U.S. mail, postage prepaid, directed to the stockholder at his or her address as it appears on the Corporation’s records; or
(ii) if electronically transmitted as provided in Section 6.051(b)(2) of the TBOC.
An affidavit of the secretary or an assistant secretary of the Corporation or of the transfer agent or any other agent of the Corporation that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.
2.8   Quorum.
Unless otherwise provided by law, the Certificate of Formation, the Stockholders’ Agreement or these Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting from time to time in the manner provided in Section 2.9 of these Bylaws until a quorum is present or represented.
2.9   Adjourned Meeting; Notice.
When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.
2.10   Conduct of Business.
The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

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2.11   Voting.
Each stockholder shall be entitled to a number of votes based on the number of and type of shares of capital stock held by such stockholder as provided in the Certificate of Formation, the Stockholders’ Agreement or as required under the TBOC.
Except as otherwise provided by the Certificate of Formation or the Stockholders’ Agreement, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Formation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority of the votes cast (excluding abstentions and broker non-votes) on such matter.
2.12   Record Date for Stockholder Meetings and Other Purposes.
In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
To the extent stockholder action by written consent is permitted by the Certificate of Formation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board, (i) when no prior action of the Board is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board is required by law, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.
In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
2.13   Proxies.
Each stockholder entitled to vote at a meeting of stockholders may authorize another Person or Persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but, no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period.

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The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 21.370 of the TBOC. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.
2.14   List of Stockholders Entitled to Vote.
The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.
2.15   Inspectors of Election.
Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more Persons as alternate inspectors to replace any inspector who fails to act. If any Person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the chairperson of the meeting shall appoint a Person to fill that vacancy.
Such inspectors shall:
(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;
(ii) count all votes or ballots;
(iii) count and tabulate all votes;
(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and
(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.
Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such Persons to assist them in performing their duties as they determine. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the corporation, the inspectors may consider such information as is permitted by applicable law.

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Article III — Directors
3.1   Powers.
Except as otherwise provided by the Certificate of Formation, the Stockholders’ Agreement or the TBOC, the business and affairs of the Corporation shall be managed by, or under the direction of, the Board.
3.2   Number of Directors.
The total number of directors constituting the Board shall be determined in accordance with the Certificate of Formation and the Stockholders’ Agreement.
3.3   Election, Qualification and Term of Office of Directors.
The procedures for election of directors, as well as the terms and qualifications of directors, shall be as set forth in the Certificate of Formation and the Stockholders’ Agreement.
3.4   Resignation and Vacancies.   Subject to the terms of the Certificate of Formation and the Stockholders’ Agreement, any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, except as otherwise provided for in the Certificate of Formation or the Stockholders’ Agreement, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.
Vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be filled in accordance with the Certificate of Formation and the Stockholders’ Agreement.
3.5   Place of Meetings; Meetings by Telephone.
The Board may hold meetings, both regular and special, either within or outside the State of Texas. Unless otherwise restricted by the Certificate of Formation or these Bylaws, members of the Board, or any committee of the Board or subcommittee of the Board, in each case, designated by the Board, may participate in a meeting of the Board, or any committee of the Board or subcommittee of the Board, by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this Bylaw shall constitute presence in person at the meeting.
3.6   Regular Meetings.
Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.
3.7   Special Meetings; Notice.
Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board or a majority of the total number of directors constituting the Board.
Notice of the time and place of special meetings shall be:
(i) delivered personally by hand, by courier or by telephone;
(ii) sent by United States first-class mail, postage prepaid;
(iii) sent by facsimile or electronic mail; or
(iv) sent by other means of electronic transmission,

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directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.
If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.
3.8   Quorum.
Subject to the Certificate of Formation and the Stockholders’ Agreement, at all meetings of the Board, a majority of the total number of directors shall constitute a quorum for the transaction of business; provided, that to the fullest extent permitted by the TBOC, the presence of the chairperson of the Board shall be necessary in order for a quorum to be obtained at any meeting of the Board. Notwithstanding anything contained herein to the contrary, in the event that the chairperson of the Board is unable to attend any emergency meeting of the Board, as determined by the Board in good faith, by reason of temporary disability or otherwise, the presence of the chairperson of the Board shall not be necessary in order for such quorum to be obtained and the Board may appoint a Director as interim chairperson of the Board to preside over such meeting. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Formation, the Stockholders’ Agreement or these Bylaws. If a quorum is not present at any meeting of the Board, then a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
3.9   Action by Written Consent without a Meeting.
Unless otherwise restricted by the Certificate of Formation, the Stockholders’ Agreement or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee of the Board or subcommittee of the Board, may be taken without a meeting if all members of the Board or committee or subcommittee, as the case may be, consent thereto in writing or by electronic transmission. After such an action is taken by written consent without a meeting, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board or any committee or subcommittee thereof in the same paper or electronic form as the minutes are maintained.
3.10   Fees and Compensation of Directors.
Unless otherwise restricted by the Certificate of Formation or these Bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.
3.11   Remote Meetings
Unless otherwise restricted by the Certificate of Formation, members of the Board, or any committee designated by the Board, may participate in a meeting by means of conference telephone or other communications equipment in which all persons participating in the meeting can hear each other. Participation in a meeting by means of conference telephone or other communications equipment shall constitute the presence in person at such meeting.
3.12   Removal of Directors
Directors may be removed from office only in the manner provided in the Certificate of Formation, the Stockholders’ Agreement or the TBOC.

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Article IV — Committees
4.1 Committees of Directors.
Subject to the terms of the Certificate of Formation and the Stockholders’ Agreement, the Board may designate one (1) or more committees of the Board or the Board, each committee of the Board to consist, of one (1) or more of the directors of the Corporation and each committee of the Board, if different than the Board, to consent of one (1) or more members of the Board. The Board may designate one (1) or more directors or members of the Board, as applicable, as alternate members of any committee of the Board, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee or subcommittee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the TBOC to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation. The presence of a majority of the members of any committee of the Board or subcommittee thereof shall be necessary in order for a quorum to be obtained.
4.2   Committee Minutes.
Each committee shall keep regular minutes of its meetings and report the same to the Board when required.
4.3   Meetings and Actions of Committees.
Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:
(i) Section 3.5 (place of meetings and meetings by telephone);
(ii) Section 3.6 (regular meetings);
(iii) Section 3.7 (special meetings and notice);
(iv) Section 3.9 (action without a meeting); and
(v) Section 7.12 (waiver of notice),
with such changes in the context of those bylaws as are necessary to substitute the committee and its respective members for the Board and its members. However:
(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;
(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and
(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Formation or applicable law.
At all meetings of committees, the members of the committee entitled to cast a majority of the votes of such whole committee shall constitute a quorum for the transaction of business. The vote of a majority of the members of the committee present at any meeting at which a quorum is present shall be the act of such committee, except as may be otherwise specifically provided by statute, the Certificate of Formation or these Bylaws. If a quorum is not present at any meeting of the committee, then the directors present thereat

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may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
Article V — Officers
5.1   Officers.
The officers of the Corporation shall initially include a chief executive officer, a president and a secretary. The Corporation may also have, at the discretion of the Board, a chairperson of the Board, a vice chairperson of the Board, a chief financial officer, a treasurer, one (1) or more vice presidents, one (1) or more assistant vice presidents, one (1) or more assistant treasurers, one (1) or more assistant secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws. Any number of offices may be held by the same person.
5.2   Appointment of Officers.
The Board or a duly authorized committee or subcommittee thereof shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws.
5.3   Subordinate Officers.
The Board or a duly authorized committee or subcommittee thereof may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws. As the Board or a duly authorized committee or subcommittee thereof may from time to time determine, or as determined by the officer upon whom such power of appointment has been conferred by the Board or a duly authorized committee or subcommittee thereof.
5.4   Removal and Resignation of Officers.
Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or a duly authorized committee or subcommittee thereof or, except in the case of an officer chosen by the Board or a duly authorized committee or subcommittee thereof, by any officer upon whom such power of removal may be conferred by the Board or a duly authorized committee or subcommittee thereof.
Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.
5.5   Vacancies in Offices.
Any vacancy occurring in any office of the Corporation shall be filled by the Board or a duly authorized committee or subcommittee thereof or as provided in Section 5.2.
5.6   Representation of Shares of Other Corporations.
The chief executive officer, the president, the chairperson of the Board, any vice president, the treasurer, the secretary or assistant secretary of this Corporation, or any other Person authorized by the Board, the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or securities of any other corporation or entity standing in the name of this Corporation. The authority granted herein may be exercised either by such Person directly or by any other Person authorized to do so by proxy or power of attorney duly executed by such Person having the authority.

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5.7   Authority and Duties of Officers.
All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.
Article VI — Records
A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 3.151 of the TBOC shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 21.372 and 21.354 of the TBOC and (ii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code.
Article VII — General Matters
7.1   Execution of Corporate Contracts and Instruments.
The Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.
7.2   Stock Certificates.
The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and applicable law. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Formation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The chief executive officer, chairperson of the Board, the president, vice president, the treasurer, any assistant treasurer, general counsel or deputy general counsel, the secretary or any assistant secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.
7.3   Lost Certificates.
The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
7.4   Shares Without Certificates
The Corporation shall adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

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7.5   Construction; Definitions.
Unless the context requires otherwise, the general provisions, rules of construction and definitions in the TBOC shall govern the construction of these Bylaws. In connection herewith, to the extent there are conflicts among these Bylaws, the Certificate of Formation or the Stockholders’ Agreement, priority shall first be given to the Certificate of Formation, second to the Stockholders’ Agreement and third to the these Bylaws, in each case except as otherwise required by the TBOC. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.
7.6   Dividends.
The Board, subject to any restrictions contained in either (i) the TBOC or (ii) the Certificate of Formation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.
The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.
7.7   Fiscal Year.
The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board. Unless otherwise fixed by the Board, the fiscal year of the Corporation shall consist of the twelve (12) month period ending on December 31.
7.8   Seal.
The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.
7.9   Transfer of Stock.
Shares of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws subject to any transfer restrictions contained in the Certificate of Formation and the Stockholders’ Agreement. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation or a subsidiary of the Corporation pursuant to applicable provisions of the governing documents such subsidiary of the Corporation, of the certificate or certificates representing such shares endorsed by the appropriate Person or Persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the Persons from and to whom it was transferred.
7.10   Stock Transfer Agreements.
The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the TBOC.
7.11   Registered Stockholders.
The Corporation:
(i) shall be entitled to recognize the exclusive right of a Person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

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(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Texas.
7.12   Waiver of Notice.
Whenever notice is required to be given under any provision of the TBOC, the Certificate of Formation or these Bylaws, a written waiver, signed by the Person entitled to notice, or a waiver by electronic transmission by the Person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a Person at a meeting shall constitute a waiver of notice of such meeting, except when the Person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Formation or these Bylaws.
7.13   Inconsistent Provisions; Changes in Texas Law.
If any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Formation, the Stockholders’ Agreement, the TBOC or any other applicable law, the provision of these bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect. If any of the provisions of the TBOC referred to above are modified or superseded, the references to those provisions is to be interpreted to refer to the provisions as so modified or superseded.
Article VIII — Amendments
These Bylaws may be altered, amended or repealed in accordance with the Certificate of Formation, the Stockholders’ Agreement and the TBOC.
Article IX — Definitions
As used in these Bylaws, unless the context otherwise requires, the term:
“Affiliate” means, with respect to any Person, any other Person that controls, is controlled by, or is under common control with such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct or cause the direction of the affairs or management of that Person, whether through the ownership of voting securities, as trustee (or the power to appoint a trustee), personal representative or executor, by contract, credit arrangement or otherwise and “controlled” and “controlling” have meanings correlative to the foregoing.
“Board” means the board of directors of the Corporation.
“Person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.
“Stockholders’ Agreement” means the Stockholders’ Agreement, dated as of February 1, 2021 by and among the Corporation and the other parties thereto or that may become parties thereto from time to time, as it may be amended, supplemented or modified.

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ANNEX G
SUBSCRIPTION AGREEMENT
This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on February 1, 2021, by and among FAST Acquisition Corp., a Delaware corporation (the “Company”), FAST Merger Corp., a newly formed Texas corporation that is a wholly owned subsidiary of the Company (“Newco”) and the undersigned subscriber (“Subscriber”).
WHEREAS, the Company has entered into a Merger Agreement with Fertitta Entertainment, Inc., a Texas corporation (“FEI”), and the other parties thereto, dated as of February 1, 2021, providing for the combination of the Company and FEI (the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Transaction”);
WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company, immediately prior to the consummation of the Transaction, that number of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), the Subscribed Shares (as defined below) for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company;
WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), which are on substantially the same terms as the terms of this Subscription Agreement, pursuant to which such Subscribers have agreed to purchase on the closing date of the Transaction (the “Closing Date”), inclusive of the Subscribed Shares, an aggregate amount of up to 124,000,000 shares of Common Stock, at the Per Share Price;
WHEREAS, pursuant to that certain Merger Agreement, (i) the Company, will merge with and into Newco, with Newco surviving the merger, and (ii) FEI will merge with and into a newly formed Texas corporation that is wholly owned subsidiary of Newco, with FEI surviving the Merger as a wholly owned subsidiary of Newco (the “Mergers”); and
WHEREAS, in connection with the Mergers and immediately following the consummation of the transactions contemplated by the Subscription Agreements, each share of the common stock of the Company (including each share of Common Stock) will be exchanged for one share of Class A common stock, par value $0.0001 per share of Newco (collectively, the “Newco Common Stock”).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
1. Subscription.   Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”). As used herein, the term “Subscribed Shares” means (a) prior to the consummation of the Mergers, the number of shares of Common Stock set forth on the signature page hereto, and (b) following the Mergers, the number of shares of Newco Common Stock to be received by the Subscriber by virtue of the Mergers in respect of such shares of Common Stock.
2. Closing.
a. The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the Closing Date immediately prior to, and is contingent upon, the consummation of the Transaction.
b. At least five (5) Business Days (as defined below) before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days prior to the Closing Date, Subscriber shall deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued. No later than two (2) Business Days prior to the Closing Date, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and (ii) as promptly as practicable after the Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. Notwithstanding the foregoing two sentences, for any Subscriber that informs the Company (1) that it is an investment company registered under the Investment Company Act of 1940, as amended or (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, then, in lieu of the settlement procedures in the foregoing two sentences, the following shall apply: such Subscriber shall deliver at 8:00 a.m. New York City time on the Closing Date (or as soon as practicable following receipt of evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date) the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice against delivery by the Company to Subscriber of the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable, and evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. If the consummation of the Transaction does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and the Subscriber, the Company shall promptly (but in no event later than one (1) Business Day thereafter) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries representing the Subscribed Shares shall be deemed cancelled. Notwithstanding such return or cancellation. (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2(b) to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6, Subscriber shall remain obligated (A) to redeliver funds to the Company following the Company’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed.
c. The Closing shall be subject to the satisfaction or valid waiver by the Company, on the one hand, or the Subscriber, on the other, of the conditions that, on the Closing Date:
(i) no suspension of the qualification of the Subscribed Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;
(ii) all conditions precedent to the closing of the Transaction set forth in the Merger Agreement, including the approval of the Company’s stockholders, shall have been satisfied or waived, and the closing of the Transaction shall be scheduled to occur concurrently with or immediately following the Closing; and
(iii) no governmental authority (including any gaming authority) shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

d. The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver by the Company of the additional conditions that, on the Closing Date:
(i) all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date; and
(ii) Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.
e. The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver by Subscriber of the additional conditions that, on the Closing Date:
(i) all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date;
(ii) the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and
(iii) there shall have been no amendment, waiver or modification to the Merger Agreement that materially and adversely affects (x) the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement, except to the extent consented to in writing by Subscriber, or (y) the Company.
f. Prior to or at the Closing, Subscriber shall deliver to the Company all such other information as is reasonably requested in order for the Company to issue the Subscribed Shares to Subscriber, including a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.
Company Representations and Warranties. The Company represents and warrants to Subscriber that:
a. Each of the Company and Newco (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and, in the case of the Company, perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would be reasonably expected to have a material adverse effect on the Company’s business, properties, financial condition, stockholders’ equity or results of operations or materially affects the validity of the Subscribed Shares or the legal authority or ability of the Company to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares.
b. The Subscribed Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive or similar rights created under the Company’s organizational documents or the laws of its jurisdiction of incorporation.

c. This Subscription Agreement has been duly executed and delivered by each of the Company and Newco, and assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of the Company and Newco, respectively, enforceable against each of the Company and Newco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.
d. Assuming the accuracy of the representations and warranties of Subscriber, the execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.
e. Assuming the accuracy of the representations and warranties of the Subscriber, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the New York Stock Exchange) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement (as defined below) pursuant to Section 5, (iii) other required filings with the Securities and Exchange Commission (the “Commission”) relating to the Transaction, (iv) those required by the New York Stock Exchange, including with respect to obtaining stockholder approval, if applicable, (v) those required to consummate the Transaction as provided under the Merger Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, (vii) any filings required by any relevant gaming authority and (viii) the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect.
f. As of their respective dates, all reports, statements, schedules, prospectuses, proxy statements, registration statements and other documents required to be filed by the Company with the Commission prior to the date of this Subscription Agreement (the “SEC Reports”) complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has timely filed each SEC Report since its initial registration of the Common Stock with the Commission. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the Staff of the Commission with respect to any of the SEC Reports.
g. As of the date hereof, the authorized share capital of the Company consists of 380,000,000 shares of Common Stock, 20,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), and 1,000,000 preferred shares, par value $0.0001 per share (“Preferred Shares”). As of the date hereof: (i) 20,000,000 shares of Common Stock, 5,000,000 shares of Class B

Common Stock and no Preferred Shares were issued and outstanding; (ii) 16,000,000 warrants, each exercisable to purchase one share of Common Stock at $11.50 per share (“Warrants”), were issued and outstanding, including 6,000,000 private placement warrants; and (iii) no Common Stock was subject to issuance upon exercise of outstanding options. No Warrants are exercisable on or prior to the Closing. All (i) issued and outstanding Common Stock has been duly authorized and validly issued, is fully paid and non-assessable and is not subject to preemptive rights and (ii) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. As of the date hereof, except as set forth above and pursuant to (i) the Other Subscription Agreements, and (ii) the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. As of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than (A) the letter agreements entered into by the Company in connection with the Company’s initial public offering on August 20, 2020 pursuant to which the Company’s sponsor and the Company’s executive officers and independent directors agreed to vote in favor of any proposed Business Combination (as defined therein), which includes the Transaction, and (B) as contemplated by the Merger Agreement. Except as described in the SEC Reports, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement.
h. Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.
i. The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the New York Stock Exchange under the symbol “FST.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the New York Stock Exchange or the Commission with respect to any intention by such entity to deregister the shares of Common Stock or prohibit or terminate the listing of the shares of Common Stock on the New York Stock Exchange. The Company has taken no action that is designed to terminate the registration of the shares of Common Stock under the Exchange Act.
j. Upon consummation of the Transaction, the issued and outstanding shares of Newco Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the New York Stock Exchange.
k. Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.
l. Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
m. The Company is in compliance with all applicable laws, except where such non-compliance would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. The Company has not received any written communication, from a governmental authority that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably expected to have a Company Material Adverse Effect.
n. Other than the Other Subscription Agreements, the Company has not entered into any side letter or similar agreement with any Subscriber in connection with such Subscriber’s direct or indirect investment in the Company, and no Other Subscription Agreement includes terms and conditions that are materially more advantageous to any such other Subscriber than Subscriber hereunder. The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement and reflect the same Per Share Price and terms that are no more favorable in any material respect to such Subscriber thereunder than the terms of this Subscription Agreement.
o. Except for the Placement Agent (as defined below), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.
p. The Company is not, and immediately after receipt of payment for the Subscribed Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
q. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Shares may be pledged by Subscriber in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Subscribed Shares hereunder, and Subscriber effecting a pledge of Subscribed Shares shall not be required to provide Company with any notice thereof or otherwise make any delivery to Company pursuant to this Agreement. Company hereby agrees to execute and deliver such documentation as a pledgee of the Subscribed Shares may reasonably request in connection with a pledge of the Subscribed Shares to such pledgee by Subscriber.
Subscriber Representations and Warranties. Subscriber represents and warrants to the Company that:
a. Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.
b. This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.
c. Assuming the accuracy of the representations and warranties of the Company in this Subscription Agreement, the execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have, individually or in the aggregate, a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

d. Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares and is an “institutional account” as defined in FINRA Rule 4512(c).
e. Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act. Subscriber understands that the Subscribed Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including, without limitation, a private resale pursuant to the so-called “Section 4(a)(1 1∕2)”), or (iii) an ordinary course pledge such as a broker lien over account property generally and, in each of cases (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares. Subscriber acknowledges and agrees that, at the time of issuance, the certificate or book entry position representing the Subscribed Shares will bear or reflect, as applicable, a legend substantially similar to the following:
“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY AGREES THAT THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (III) TO THE COMPANY, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.”
f. Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, Newco, the Placement Agent, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement. Subscriber acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.
g. In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, Newco and the Transaction (including FEI and its respective subsidiaries (collectively, the “Acquired Companies”)). Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber acknowledges and agrees that neither Jefferies LLC, acting as placement agent to the Company (the “Placement Agent”), nor any affiliate of the Placement Agent has provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired. Neither the Placement Agent nor any of its affiliates has made or makes any representation as to the Company, Newco or the Acquired Companies or the quality or value of the Subscribed Shares and the Placement Agent and any of its respective affiliates may have acquired non-public information with respect to the Company, Newco or the Acquired Companies which Subscriber agrees need not be provided to it. Neither the Placement Agent nor any of its representatives has any responsibility with respect to the completeness or accuracy of any information or materials furnished to such Subscriber in connection with the transactions contemplated hereby. In connection with the issuance of the Subscribed Shares to Subscriber, neither the Placement Agent nor any of its affiliates has acted as a financial advisor or fiduciary to Subscriber.
h. Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company, or their respective representatives or affiliates, or by means of contact from the Placement Agent and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company, or their respective representatives or affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
i. Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.
j. Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.
k. Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.
l. Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any sanctions program by OFAC, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or other relevant sanctions authority (collectively, “Sanctions”), (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that, if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/

PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against Sanctions, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.
m. Subscriber does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof such Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Company. Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle or an owner of a separate account whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Agreement.
n. If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) neither the Company nor, to Subscriber’s knowledge, any of the Company’s affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.
o. Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2(b).
p. Subscriber agrees that, notwithstanding Section 8(i), the Placement Agent may rely upon the representations and warranties made by Subscriber to the Company in this Subscription Agreement.
q. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Subscribed Shares hereunder.
r. Neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Subscribed Shares nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.
s. HSR Act; Gaming Approvals.   If applicable, in connection with the Transaction, the Subscriber shall (i) comply promptly but in no event later than 10 Business Days after the date hereof with all applicable notification and reporting requirements pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and (ii) promptly file and obtain approvals from all Gaming Regulatory Authorities that may be necessary to effectuate the Transaction. If applicable, Subscriber shall use its reasonable best efforts to furnish to the Company or FEI, as applicable, as promptly as reasonably practicable all information required for any notification or filing to be made pursuant to the HSR Act or to any Gaming Regulatory Authority in connection with the Transaction. If applicable, Subscriber shall request early termination of all applicable waiting periods under the HSR Act with respect to the Transaction and shall use its reasonable best efforts to (i) cooperate in good faith with the relevant authorities; (ii) substantially comply with any information or document requests; and (iii) obtain the termination or expiration of all waiting periods under the HSR Act, in each case, in connection with the Transaction. For the purpose of this paragraph, “Gaming Regulatory Authority” means the competent governmental authority in Louisiana, Michigan, Mississippi, Nevada, New Jersey and Pennsylvania and any other governmental authority in any other state that the Company identifies to Subscriber that regulate gambling, betting and gaming activities (if any) in those jurisdictions, including (for the avoidance of doubt) the Nevada Gaming Control Board and the Nevada Gaming Commission, New Jersey Casino Control Commission, Mississippi Gaming Commission, Louisiana Gaming Control Board, Michigan Gaming Control Board and Pennsylvania Gaming Control Board.
5. Registration of Subscribed Shares.
a. Newco agrees that, within fifteen (15) Business Days after Closing Date (the “Filing Deadline”), it will file with the Commission (at Newco’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (including the prospectus in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and material incorporated by reference in such registration statement, the “Registration Statement”), and Newco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days (or ninety (90) calendar days if the Commission notifies Newco that it will “review” the Registration Statement) following the Closing Date and (ii) the 5th Business Day after the date Newco is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”), provided, that if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business. Newco will use its commercially reasonable efforts to provide a draft of the Registration Statement to the undersigned for review at least two (2) Business Days in advance of filing the Registration Statement; provided that, for the avoidance of doubt, in no event shall Newco be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. Unless otherwise agreed to in writing by the Subscriber, the Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless requested by the Commission or another regulatory agency; provided, that if the Commission or another regulatory agency requests that a Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to Newco. Notwithstanding the foregoing, if the Commission prevents Newco from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of Subscribed Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. The undersigned agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Subscribed Shares to Newco (or its successor) upon request to assist Newco in making the determination described above. Newco’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to Newco such information regarding Subscriber, the securities of Newco held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by Newco to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as Newco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Newco shall be entitled to postpone and suspend the use of the Registration Statement during any customary blackout or similar period or as permitted hereunder, provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscribed Shares. In the case of the registration effected by Newco pursuant to this Subscription Agreement, Newco shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares. For purposes of this Section 5, “Subscribed Shares” shall include the Subscribed Shares acquired pursuant to this Subscription Agreement and any other equity security of Newco issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise. For purposes of clarification, any failure by Newco to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve Newco of its obligations to file or effect the Registration Statement set forth in this Section 5.
b. Newco agrees that, except for such times as Newco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Newco will use its commercially reasonable efforts to cause such Registration Statement to remain continuously effective with respect to Subscriber until the earlier of (i) three (3) years from the issuance of the Subscribed Shares, (ii) the date on which all of the Subscribed Shares shall have been sold, and (iii) the first date on which the undersigned can sell all of its Subscribed Shares under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Newco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). At its expense, Newco shall:
(i) advise Subscriber within five (5) Business Days (A) when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective; (B) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (C) of the receipt by Newco of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (D) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.
Notwithstanding anything to the contrary set forth herein, Newco shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding Newco other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (D) above may be deemed to constitute material, nonpublic information regarding Newco;
(ii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;
(iii) upon the occurrence of any event contemplated above, except for such times as Newco is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, Newco shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(iv) use its commercially reasonable efforts to cause all Subscribed Shares to be listed on each securities exchange or market, if any, on which the shares of Newco Class A Common Stock have been listed;
(v) use its commercially reasonable efforts (A) to take all other steps necessary to effect the registration of the Subscribed Shares contemplated hereby and (B) with a view to making available to Subscriber the benefits of Rule 144 or any similar rule or regulation of the Commission that may permit Subscriber to sell the Subscribed Shares to the public without registration, for so long as the Subscriber holds the Subscribed Shares to (I) make and keep public information available, as those terms are understood and defined in Rule 144, (II) file all reports and other materials required to be filed by the Exchange Act so long as Newco remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144, and (III) furnish to Subscriber, promptly upon reasonable written request, (x) a written statement by Newco, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act and (y) such other information as may reasonably be requested to enable Subscriber to sell the Subscribed Shares under Rule 144 without registration; and
(vi) if the Subscribed Shares are in the opinion of counsel to Newco, eligible for removal of the restrictive legend in Section 4(e), then at the Subscriber’s request, Newco shall request its transfer agent to remove any remaining restrictive legend set forth on such shares.
c. Notwithstanding anything to the contrary contained herein, Newco may delay or postpone filing of such Registration Statement and from time to time require Subscriber not to sell under the Registration Statement or suspend the use of any such Registration Statement if it determines that in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if the negotiation or consummation of a transaction by Newco or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, Newco’s board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by Newco in the Registration Statement of material information that Newco has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of Newco’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, that, (i) Newco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than forty five (45) consecutive days, or for more than a total of ninety (90) days, or on more than two (2) occasions, in each case in any three hundred sixty (360)-day period and (ii) Newco shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter. Upon receipt of any written notice from Newco (which notice shall not contain any material non-public information regarding Newco) of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which Newco agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Newco that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by Newco unless otherwise required by law or subpoena. If so directed by Newco, Subscriber will deliver to Newco or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.
d. The Company shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, partners, members, managers, stockholders, agents, affiliates, employees and investment advisers of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained (or incorporated by reference) in the Registration Statement, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 5, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. The Company shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Subscribed Shares by Subscriber. Notwithstanding the forgoing, the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed).
e. Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).
f. If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be subject to the limitations set forth in this Section 6 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(f) from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 5(f) shall be individual, not joint and several, and in no event shall the liability of Subscriber hereunder exceed the net proceeds received by Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation.
g. Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, shall execute any short sales or engage in other similar or equivalent hedging transactions of any kind with respect to securities of the Company during the period commencing on the date of this Subscription Agreement through the Closing (or such earlier termination of this Subscription Agreement). Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle or an owner of a separate account whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the restriction set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Agreement.
6. Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the Company, Newco and the Subscriber to terminate this Subscription Agreement, (c) if, on the Closing Date of the Transaction, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated or (d) the date that is twelve (12) months after the date hereof; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover reasonable and documented out-of-pocket losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Merger Agreement promptly after the termination thereof.
7. Trust Account Waiver.   Subscriber hereby acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby irrevocably waives any and all right, title, interest or claim of any kind it has or may have in the future as a result of, or arising out of, this Subscription Agreement, in or to any monies held in the Trust Account, and agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account as a result of, or arising out of, this Subscription Agreement, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability; provided however, that nothing in this Section 7 shall be deemed to limit any Subscriber’s right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of Common Stock of the Company acquired by any means other than pursuant to this Subscription Agreement, or shall serve to limit or prohibit the Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, or shall serve to limit or prohibit any claims that the Subscriber may have in the future against Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).
8. Miscellaneous.
a. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent, if sent by electronic mail or facsimile (if provided), during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (iii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8(a). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 8(a).
b. Subscriber acknowledges that the Company and Newco will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company and Newco acknowledge that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company or Newco set forth herein are no longer accurate in all material respects.
c. Each of the Company, Newco and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
d. Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.
e. Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder, if any, and Subscriber’s rights under Section 5 hereof with respect to such Subscribed Shares) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transaction and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of the Subscriber) or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief.
f. All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
g. The Company and Newco may request from Subscriber such additional information as the Company or Newco may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures, provided that the Company agrees to keep such information confidential, except to the extent required to be included in the Registration Statement. Subscriber acknowledges that the Company and Newco may file a copy of this Subscription Agreement with the Commission as an exhibit to a periodic report or a registration statement of the Company or Newco, as applicable.
h. This Subscription Agreement may not be amended, modified, waived or terminated (other than pursuant to the terms of Section 6 above) except by an instrument in writing, signed by each of the parties hereto.

i. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. This Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective permitted successors and assigns.
j. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
k. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
l. This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
m. This Subscription Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person; provided, however, that the Placement Agent may rely on the representations, warranties, agreements and covenants of the Company and Newco contained in this Subscription Agreement and may rely on the representations and warranties of the respective Subscribers contained in this Subscription Agreement as if such representations, warranties, agreements, and covenants, as applicable, were made directly to the Placement Agent.
n. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.
o. This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.
p. EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.
q. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the state of Delaware and any state appellate court therefrom within the state of Delaware (or, if the Court of

Chancery of the state of Delaware declines to accept jurisdiction over a particular matter, any federal court within the state of Delaware or, in the event each federal court within the state of Delaware declines to accept jurisdiction over a particular matter, any state court within the state of Delaware) (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 8(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.
r. This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.
s. The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby (and by the Other Subscription Agreements), the Transaction and any other material, nonpublic information that the Company has provided to Subscriber at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Company’s knowledge, Subscriber shall not be in possession of any material, non-public information received from the Company or any of its officers, directors or employees or the Placement Agent, and the Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with the Company or any of its officers, directors or employees or the Placement Agent, relating to the transactions contemplated by this Subscription Agreement. Except with the express written consent of Subscriber and unless prior thereto the Subscriber shall have executed a written agreement regarding the confidentiality and use of such information, the Company shall not, and shall cause its officers, directors, employees and agents, not to, provide Subscriber with any material, non-public information regarding the Company or the Transaction from and after the filing of the Disclosure Document. Notwithstanding the foregoing, the Company shall not, and shall instruct its representatives, including the Placement Agent and its respective affiliates not to, publicly disclose the name of Subscriber or any affiliate or investment adviser of Subscriber, or include the name of Subscriber or any affiliate or investment adviser of Subscriber in any press release or in any filing with the Commission or any regulatory agency or trading market, without the prior written consent (including by e-mail) of Subscriber, except as required by the federal securities laws, rules or regulations and to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the New York Stock Exchange regulations, in which case the Company shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by the Company for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the Commission).
t. If Subscriber is a Massachusetts Business Trust, a copy of the Agreement and Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.

u. The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute the Subscriber and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber and other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for the Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of the Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.
v. Each party hereto agrees for the express benefit of the Placement Agent, its affiliates and its representatives that:
(i) Neither Jefferies LLC (as Placement Agent) nor any of its affiliates or any of its representatives (1) has any duties or obligations other than those specifically set forth herein or in the engagement letter, dated as of December 15, 2020, among the Company and Jefferies LLC (the “Engagement Letter”); (2) shall be liable for any improper payment made in accordance with the information provided by the Company; (3) makes any representation or warranty, or has any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Subscription Agreement or in connection with any of the transactions contemplated herein; or (4) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Subscription Agreement or (y) for anything which any of them may do or refrain from doing in connection with this Subscription Agreement, except for such party’s own gross negligence, willful misconduct or bad faith.
(ii) The Placement Agent, its affiliates and its representatives shall be entitled to (1) rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (2) be indemnified by the Company for acting as Placement Agent hereunder pursuant the indemnification provisions set forth in the Engagement Letter.
[Signature pages follow.]

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.
FAST ACQUISITION CORP.
By: Name: Title:
Address for Notices:
3 Minetta Street New York, New York 10012

FAST MERGER CORP.
By: Name: Title:
Address for Notices:
3 Minetta Street New York, New York 10012
SUBSCRIBER:
Print Name:
By: Name: Title:
Address for Notices:

Name in which shares are to be registered:

Number of Subscribed Shares subscribed for:
Price Per Subscribed Share:		$10.00
Aggregate Purchase Price:	$
You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

ANNEX A
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER
This Annex A should be completed by Subscriber
and constitutes a part of the Subscription Agreement.
A.
QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐
Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

** OR **
B.
ACCREDITED INVESTOR STATUS (Please check the box)

☐
Subscriber is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

** AND **
C.
AFFILIATE STATUS
(Please check the applicable box)

SUBSCRIBER:
☐
is:

☐
is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”
☐
Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐
Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐
Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐
Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐
Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐
Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;
☐
Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐
Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐
Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐
Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐
Any entity in which all of the equity owners are “accredited investors”.

[Specify which tests: ]
☐
Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐
Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐
Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐
Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐
Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

ANNEX H
STOCKHOLDERS AGREEMENT
DATED AS OF FEBRUARY 1, 2021
AMONG
FAST ACQUISITION CORP.,
FAST MERGER CORP.,
FAST SPONSOR, LLC,
AND
TILMAN J. FERTITTA

H-i

STOCKHOLDERS AGREEMENT
This Stockholders Agreement (as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), dated as of February 1, 2021, is made and entered into by and among:
(1) FAST Acquisition Corp., a Delaware corporation (“SPAC”);
(2) FAST Merger Corp., a Texas corporation and direct, wholly-owned Subsidiary of SPAC (the “Company”);
(3) FAST Sponsor, LLC, a Delaware limited liability company (together with any successor thereto, “Sponsor”); and
(4) Tilman J. Fertitta (the “Founder”).
RECITALS
WHEREAS, contemporaneously with the execution and delivery of this Agreement, SPAC, the Company and Legacy Florida are entering into that certain Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”) with FAST Merger Sub Inc., a Texas corporation and direct, wholly owned subsidiary of SPAC (“Merger Sub”), (i) SPAC will merge (the “TX Merger”) with and into the Company, with the Company surviving the TX Merger; (ii) Merger Sub, a Texas corporation and a direct, wholly owned subsidiary of the Company, will merge (the “Merger” and together with the Texas Merger, the “Mergers”) with and into Legacy Florida, with Legacy Florida surviving the Merger as a wholly owned subsidiary of the Company; and (iii) following the consummation of the Mergers, SPAC will be renamed to a name to be determined by Legacy Florida prior to the Closing (terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement);
WHEREAS, following the closing of the Merger, (i) Sponsor will Beneficially Own (as defined herein) shares of Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”) and (ii) the Founder will Beneficially Own shares of Class B common stock, par value $0.0001 per share, of the Company (“Class B Common Stock”); and
WHEREAS, in anticipation of the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), the Persons party hereto are entering into this Agreement on the date hereof, to be effective upon the Closing, to set forth certain understandings between such Persons with respect to certain governance and other matters of the Company following the Merger.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Persons party hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I.
INTRODUCTORY MATTERS
Section 1.01   Defined Terms.   In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:
“Action” means any demand, action, claim, suit, countersuit, arbitration, inquiry, subpoena, case, litigation, proceeding or investigation (whether civil, criminal, administrative or investigative) by or before any court or grand jury, any Governmental Authority or any arbitration or mediation tribunal.
“Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act, as in effect on the date hereof.
“Agreement” has the meaning set forth in the Preamble hereto.
“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Board” means the board of directors of the Company.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the State of New York or the State of Texas.
“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as amended, restated and/or amended and restated from time to time.
“Class A Common Stock” has the meaning set forth in the Recitals hereto.
“Class B Common Stock” has the meaning set forth in the Recitals hereto.
“Closing” has the meaning set forth in the Recitals hereto.
“Common Stock” means the Class A Common Stock and the Class B Common Stock.
“Company” has the meaning set forth in the Preamble hereto.
“control” (including its correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of a Person.
“designated representatives” means, with respect to a Stockholder Party, (a) it and its Affiliates’ directors, managers, officers, attorneys, accountants, consultants, insurers, financing sources and other advisors in connection with such Stockholder Party’s investment in the Company and (b) any of such Stockholder Party’s or their respective Affiliates’ partners, members, stockholders, directors, managers, officers, other fiduciaries, employees or agents in the ordinary course of business, so long as such Person has agreed to maintain the confidentiality of the information relating to the Company provided to it.
“Director” means any member of the Board.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.
“Founder” has the meaning set forth in the Preamble hereto.
“Governmental Authority” means any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau, arbitral panel or court, whether domestic, foreign, multinational, or supranational exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government and any executive official thereof.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Law” means any applicable U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, income Tax treaty, Governmental Order, requirement or rule of law (including common law) or other binding directives promulgated, issued, entered into or taken by any Governmental Authority.
“Legacy Florida” means Fertitta Entertainment, Inc., a Texas corporation.
“Merger” has the meaning set forth in the Recitals hereto.
“Merger Agreement” has the meaning set forth in the Recitals hereto.
“Merger Sub” has the meaning set forth in the Recitals hereto.
“Necessary Action” means, with respect to any Person and a specified result, all actions (to the extent such actions are not prohibited by applicable Law, within such Person’s control that do not directly conflict with any rights expressly granted to such Person pursuant to this Agreement, the Merger Agreement, the Certificate of Incorporation or the bylaws) reasonably necessary and desirable within his, her or its control to cause such result, including, without limitation (i) calling special meetings of the Board or the stockholders of the Company, (ii) voting or providing a proxy with respect to the Shares Beneficially Owned by such Person, (iii) voting in favor of the adoption of stockholders’ resolutions and amendments to the Certificate of Incorporation or bylaws, including executing written consents in lieu of meetings with respect thereto, (iv) requesting members of the Board (to the extent such members were elected, nominated or designated by the Person obligated to undertake such action) to act (subject to any applicable fiduciary duties) in a certain manner or causing them to be removed in the event they do not act in such a manner and (v) making, or causing to be made, with Governmental Authorities, all filings, registrations or similar actions that are required to achieve such a result.
“Non-Recourse Party” has the meaning set forth in Section 3.14.
“Permitted Transferee” has the meaning set forth in Section 3.05.
“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act and any Governmental Authority.
“Shares” means shares of Class A Common Stock, shares of Class B Common Stock and any securities of the Company into which such shares of either Class A Common Stock or Class B Common Stock are converted or reclassified or for which such shares of either Class A Common Stock or Class B Common Stock are exchanged.
“SPAC” has the meaning set forth in the Preamble hereto.
“Sponsor” has the meaning set forth in the Preamble hereto.
“Sponsor Designee” has the meaning set forth in Section 2.01(a)(i).
“Sponsor Parties” means the Sponsor and its Permitted Transferees.
“Stockholder Parties” means the Founder and the Sponsor Parties.
“Subsidiary” of any Person means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, which is directly or indirectly controlled by such Person or one or more of its respective Subsidiaries.
“Sunset Date” means the earliest of the following (a) one year after the completion of the Merger, (b) the date on which the last sale price of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for the 20th trading day within a 30-trading day period commencing at least 150 days after the Merger and (c) the date following the Merger on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property.
“Tax” means any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.
“Transfer” (including its correlative meanings, “Transferor”, “Transferee” and “Transferred”) shall mean, with respect to any security, directly or indirectly, to sell, contract to sell, give, assign, hypothecate, pledge, encumber, grant a security interest in, offer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any economic, voting or other rights in or to such security. When used as a noun, “Transfer” shall have such correlative meaning as the context may require.
Section 1.02   Construction.   The language used in this Agreement will be deemed to be the language chosen by the Persons party hereto to express their mutual intent, and no rule of strict construction will be applied against any Person party hereto. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive, (b) words in the singular include the plural, and in the plural include the singular, and (c) the words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to sections of this Agreement unless otherwise specified.
ARTICLE II.
CORPORATE GOVERNANCE MATTERS
Section 2.01   Election of Directors.
(a) The Board of Directors is initially comprised of up to eight (8) directors to be designated as follows:
(i) prior to the Sunset Date, (A) the Sponsor Parties shall be entitled to designate Eugene Remm (the “Sponsor Designee”) to the Board as a Director and (B) the Founder shall be entitled to designate the remaining Directors, one of whom shall be the Chief Executive Officer of the Company; and
(ii) from and after the Sunset Date, the Founder shall be entitled to designate all of the Directors, one of whom shall be the Chief Executive Officer of the Company.
(b) Following the occurrence of the Sunset Date, and delivery of written notice by the Founder or the Company to the Sponsor Parties or the Sponsor Designee, the Sponsor Designee shall (and the Sponsor Parties shall use best efforts to cause the Sponsor Designee to) immediately tender his resignation as a Director.
(c) Directors are subject to removal pursuant to the applicable provisions of the Certificate of Incorporation; provided, however, that for as long as this Agreement remains in effect and the Sponsor Parties are entitled to designate the Sponsor Designee in accordance with Section 2.01(a), the Sponsor Designee may only be removed with the consent of the Sponsor Parties.
(d) (i) The rights of the Sponsor Parties pursuant to this Article II shall automatically terminate and be of no further force or effect in the event that a vacancy on the Board is created at any time by the death, retirement, disability, removal or resignation of the Sponsor Designee, and (ii) the Founder shall have the exclusive right (with or without cause) to remove its respective designees from the Board and to designate directors for election to the Board to fill vacancies created by reason of death, removal or resignation of its designees to the Board, and the Company and the Founder shall take all Necessary Action to cause any such vacancies to be filled by replacement directors designated by the Founder as promptly as reasonably practicable. For the avoidance of doubt and notwithstanding anything to the contrary in this paragraph, neither Sponsor nor the Founder shall have the right to designate a replacement director, and the Company, Sponsor and the Founder shall not be required to take any action to cause any vacancy to be filled by any such designee, to the extent that election or appointment of such designee to the Board would result in a number of directors designated by such person in excess of the number of directors that such person is then entitled to designate for membership on the Board pursuant to this Agreement.
(e) The Company, Sponsor and the Founder agree, to the fullest extent permitted by applicable Law (including with respect to any fiduciary duties under Delaware law), to, and Sponsor and the Founder shall take all Necessary Action to, (i) include in the slate of nominees recommended by the Board for election at any meeting of stockholders called for the purpose of electing Directors the nominees designated by Sponsor and the Founder in accordance with rights set forth in Section 2.01(a), (ii) nominate and recommend each such nominee be elected as a Director as provided herein and (iii) solicit proxies or consents in favor thereof and to cause the applicable proxies to vote in accordance with the foregoing. The Company and the Directors shall take all Necessary Action, to the fullest extent permitted by applicable Law (including with respect to any fiduciary duties under Delaware law), to enable the Sponsor Parties and the Founder to nominate and effect the election or appointment of the designees such Stockholder Party is permitted to nominate in accordance with Section 2.01(a), whether by increasing the size of the Board or otherwise.

Section 2.02   Other Rights of Sponsor Designee.   The Sponsor Designee serving on the Board shall be entitled to the same rights and privileges applicable to all other members of the Board generally or to which all such members of the Board are entitled. In furtherance of the foregoing, the Company shall indemnify, exculpate, and reimburse fees and expenses of the Sponsor Designee and provide the Sponsor Designee with director and officer insurance to the same extent it indemnifies, exculpates, reimburses and provides insurance for the other members of the Board pursuant to the Certificate of Incorporation, bylaws or other organizational document of the Company, applicable Law or otherwise.
Section 2.03   Compliance of Sponsor Designee.   The Sponsor Parties shall use their reasonable best efforts to cause the Sponsor Designee to comply with any qualification requirements for Directors set forth in the Certificate of Incorporation, bylaws or other organizational document of the Company, and all policies, procedures, processes, codes, rules, standards and guidelines applicable to Directors, including the Company’s code of business conduct and ethics, any related person transactions approval policy, any securities trading policies, any Directors’ confidentiality policy and any corporate governance guidelines, and preserve the confidentiality of the Company’s business information, including the discussions of matters considered in meetings of the Board or any committee thereof, at all times that such Sponsor Designee serves as a Director; provided, however, that the Company understands and agrees that the Sponsor Designee may disclose information he or she obtains while serving as a member of the Board to the Sponsor Parties.
ARTICLE III.
GENERAL PROVISIONS
Section 3.01   Effectiveness; Termination.   This Agreement shall not be effective until the Closing. Following the Closing and subject to the early termination of any provision as a result of an amendment to this Agreement agreed to by the Board, the Founder and the Sponsor Parties as provided under Section 3.03, this Agreement (other than this Article III) shall terminate at the Sunset Date. In the event the Merger Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force or effect.
Section 3.02   Notices.   Any notice, designation, request, request for consent or consent provided for in this Agreement shall be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Founder or the Company, to Steven L. Scheinthal, General Counsel, 1510 West Loop South, Houston, Texas 77027, and, if to any Stockholder Party, at such Stockholder Party’s address as indicated on the Company’s records. Any Person party hereto may change its address for notice at any time and from time to time by written notice to the other Persons party hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 3.02.
Section 3.03   Amendment; Waiver.
(a) The terms and provisions of this Agreement may be modified or amended only with the written approval of the Company, the Founders and Sponsor Parties holding a majority of the Shares then held by the Sponsor Parties in the aggregate as to which this Agreement has not been terminated pursuant to Section 3.01; provided, however, that prior to the Sunset Date, any modification or amendment to Article II, Section 3.01 or this Section 3.03(a), in each case solely with respect to amendments affecting the Sponsor Parties or the Sponsor Designee, shall, in each case, also require the approval of the Sponsor Parties.
(b) Except as expressly set forth in this Agreement, neither the failure nor delay on the part of any Person party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.
(c) No Person party hereto shall be deemed to have waived any claim arising out of this Agreement, or any right, remedy, power or privilege under this Agreement, unless the waiver of such claim, right, remedy, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such Person, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
(d) Each Stockholder Party, in such Stockholder Party’s sole discretion, may withdraw from this Agreement at any time by written notice to the Company. Thereafter, such Stockholder Party shall cease to be a party to this Agreement, shall have no further rights or obligations hereunder and none of the terms or provisions hereof shall have any continuing force and effect with respect to such Stockholder Party.
(e) Any Person party hereto may unilaterally waive any of its rights hereunder in a signed writing delivered to the Company.
Section 3.04   Further Assurances.   The Persons party hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof. To the fullest extent permitted by Law, the Company shall not directly or indirectly take any action that is intended to, or would reasonably be expected to result in, the Stockholder Parties being deprived of the rights contemplated by this Agreement.
Section 3.05   Assignment.   This Agreement may not be assigned without the express prior written consent of the other Persons party hereto, and any attempted assignment, without such consents, will be null and void; provided, however, that, without the prior written consent of any other Person party hereto, Sponsor may assign its rights and obligations under this Agreement, in whole or in part, to any Transferee of Shares that is an Affiliate of Sponsor so long as such Transferee, if not already a party to this Agreement, executes and delivers to the Company a joinder to this Agreement substantially in the form of Exhibit A hereto evidencing its agreement to become a party to, and to be bound to the same extent as Sponsor by all of the provisions of, this Agreement (a “Permitted Transferee”). This Agreement will inure to the benefit of and be binding on the Persons party hereto and their respective successors and permitted assigns.
Section 3.06   Third Parties.   Except as provided for in Section 3.14 with respect to any Non-Recourse Party, this Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto.
Section 3.07   Governing Law.   THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.
Section 3.08   Jurisdiction; Waiver of Jury Trial.
(a) Any Action seeking to enforce any provision of, or based upon, arising out of or related to, this Agreement shall be brought against any of the Persons party hereto in any Texas state or United States federal court in Harris County, Texas, and each of the Persons party hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such Action and waives any objection to venue laid therein. Process in any such Action may be served on any Person party hereto anywhere in the world, whether within or without the jurisdiction of any such court.
(b) EACH OF THE PERSONS PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY AND ALL RIGHT SUCH PERSON

MAY HAVE TO A TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT.
Section 3.09   Specific Performance.   Each Person party hereto acknowledges and agrees that in the event of any breach of this Agreement by any of them, the other Persons party hereto would be irreparably harmed and could not be made whole by monetary damages. Each Person party accordingly agrees to waive the defense in any action for specific performance that a remedy at Law would be adequate and that the Persons party hereto, in addition to any other remedy to which they may be entitled at Law or in equity, shall be entitled to specific performance of this Agreement without the posting of a bond.
Section 3.10   Entire Agreement.   This Agreement sets forth the entire understanding of the Persons party hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all other prior agreements and understandings between the Persons party hereto with respect to such subject matter.
Section 3.11   Severability.   If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid or unenforceable to any extent, (i) the remainder of this Agreement shall not be affected thereby, and each other provision hereof shall be valid and enforceable to the fullest extent permitted by Law, (ii) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by Law and (iii) the application of such provision to other Persons or circumstances or in other jurisdictions shall not be affected thereby.
Section 3.12   Table of Contents, Headings and Captions.   The table of contents, headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.
Section 3.13   Counterparts.   This Agreement and any amendment hereto may be signed in any number of separate counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, but all of which taken together shall constitute one agreement (or amendment, as applicable).
Section 3.14   No Recourse.   This Agreement may only be enforced against, and any claim or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, the transactions contemplated hereby or the subject matter hereof may only be made against the Persons party hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any Person party hereto or any past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the Persons party hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Without limiting the rights of any Person party hereto against the other Persons party hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Persons party hereto have executed this Stockholders Agreement on the day and year first above written.
FAST ACQUISITION CORP.
/s/ Sandy Beall

Name:
Sandy Beall

Title:
Chief Executive Officer

FAST MERGER CORP.
/s/ Sandy Beall

Name:
Sandy Beall

Title:
President

[Signature Page to Stockholders Agreement]

FAST SPONSOR, LLC
By:
/s/ William Douglas Jacob

Name:
William Douglas Jacob

Title:
Manager

[Signature Page to Stockholders Agreement]

TILMAN J. FERTITTA
By:
/s/ Tilman J. Fertitta

Name:
Tilman J. Fertitta

[Signature Page to Stockholders Agreement]

EXHIBIT A
FORM OF JOINDER TO STOCKHOLDERS AGREEMENT
                 , 20
Reference is made to the Stockholders Agreement, dated as of February 1, 2021, by and among FAST Acquisition Corp., FAST Merger Corp., FAST Sponsor, LLC and Tilman J. Fertitta (as amended from time to time, the “Stockholders Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Stockholders Agreement.
Each of the Company and each undersigned holder of shares of the Company (each, a “New Stockholder Party”) agrees that this Joinder to the Stockholders Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration.
Each undersigned New Stockholder Party hereby agrees to and does become party to the Stockholders Agreement as a Stockholder Party. This Joinder shall serve as a counterpart signature page to the Stockholders Agreement and by executing below each undersigned New Stockholder Party is deemed to have executed the Stockholders Agreement with the same force and effect as if originally named a party thereto.
This Joinder may be executed in multiple counterparts, including by means of facsimile or electronic signature, each of which shall be deemed an original, but all of which together shall constitute the same instrument.
IN WITNESS WHEREOF, the undersigned have duly executed this joinder as of the date first set forth above.
[NEW STOCKHOLDER PARTY]
By:

Name:
Title
FERTITTA ENTERTAINMENT, INC.
By:

Name:
Title:
[Signature Page to Stockholders Agreement]

ANNEX I
AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), dated as of February 1, 2021, is made and entered into by and among:
(i)   FAST Acquisition Corp., a Delaware corporation (“SPAC”);
(ii)   FAST Sponsor, LLC, a Delaware limited liability company (“Sponsor”);
(iii)   FAST Merger Corp., a Texas corporation and direct, wholly-owned Subsidiary of SPAC (the “Company”); and
(iv)   Tilman J. Fertitta, the sole stockholder of Fertitta Entertainment, Inc., a Texas corporation (“Legacy Florida”) (the “Florida Stockholder” and, together with Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”).
RECITALS
WHEREAS, SPAC and Sponsor are party to that certain Registration Rights Agreement, dated as of August 20, 2020 (the “Original RRA”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, SPAC, the Company and Legacy Florida are entering into that certain Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”) with FAST Merger Sub Inc., a Texas corporation and direct, wholly owned subsidiary of SPAC (“Merger Sub”), (i) SPAC will merge (the “TX Merger”) with and into the Company, with the Company surviving the TX Merger and (ii) Merger Sub, a Texas corporation and a direct, wholly owned subsidiary of the Company, will merge (the “Merger” and together with the “Texas Merger,” the “Mergers”) with and into Legacy Florida, with Legacy Florida surviving the Merger as a wholly owned subsidiary of the Company;
WHEREAS, immediately prior to the effective time of the Texas Merger (the “Effective Time”), the Company shall, subject to obtaining the requisite approval of SPAC’s stockholders, adopt the amended and restated certificate of formation (the “A&R Charter”), which, among other things, will set forth certain rights and privileges of the Common Stock;
WHEREAS, following the closing of the Mergers, (i) Sponsor will beneficially own shares of Class A Common Stock (as defined herein) and (ii) the Florida Stockholder will beneficially own shares of Class B Common Stock; and
WHEREAS, in anticipation of the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), SPAC and Sponsor desire to amend and restate the Original RRA in its entirety as set forth herein, and SPAC, the Company and the Holders desire to enter into this Agreement on the date hereof, to be effective upon the Closing, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined herein) on the terms and conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1   Definitions.   The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer of the Company or the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.
“Action” shall mean any demand, action, claim, suit, countersuit, arbitration, inquiry, subpoena, case, litigation, proceeding or investigation (whether civil, criminal, administrative or investigative) by or before any court or grand jury, any Governmental Authority or any arbitration or mediation tribunal.
“Agreement” shall have the meaning given in the Preamble hereto.
“A&R Charter” shall have the meaning given in the Recitals hereto.
“Board” means the board of directors of the Company.
“Block Trade” shall have the meaning given in Section 2.4.
“Charter” shall mean the certificate of formation of the Company in effect immediately prior to the adoption of the A&R Charter.
“Class A Common Stock” shall mean the Class A Common Stock, par value $0.0001 per share, of the Company.
“Class B Common Stock” shall mean the Class B Common Stock, par value $0.0001 per share, of the Company.
“Closing” shall have the meaning given in the Recitals hereto.
“Closing Date” shall have the meaning given in the Merger Agreement.
“Commission” shall mean the Securities and Exchange Commission.
“Common Stock” shall mean the Class A Common Stock and the Class B Common Stock.
“Company” shall have the meaning given in the Recitals hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.
“Demanding Holder” shall have the meaning given in Section 2.1.4.
“Effective Time” shall have the meaning given in the Recitals hereto.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“FINRA” shall mean the Financial Industry Regulatory Authority Inc.
“Florida Stockholder” shall have the meaning given in the Preamble hereto.
“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.
“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.
“Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau, arbitral panel or court, whether domestic, foreign, multinational, or supranational exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government and any executive official thereof.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Holder” and “Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.
“Holder Information” shall have the meaning given in Section 4.1.2.
“Law” shall mean any applicable U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, income Tax treaty, Governmental Order, requirement or rule of law (including common law) or other binding directives promulgated, issued, entered into or taken by any Governmental Authority.
“Legacy Florida” shall have the meaning given in the Preamble hereto.
“Lockup Agreements” shall mean (i) the Lockup Agreement, dated as of February 1, 2021, by and between SPAC and Newco, on the one hand, and the Florida Stockholder, on the other hand, and (ii) the letter agreement, dated February 1, 2021, by and between SPAC, Legacy Florida, Sponsor and certain officers and the members of the board of directors of the SPAC, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Lockup Period” or “Lockup Periods” shall have the meaning given in the respective Lockup Agreement.
“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.
“Merger” shall have the meaning given in the Recitals hereto.
“Merger Agreement” shall have the meaning given in the Recitals hereto.
“Merger Sub” shall have the meaning given in the Recitals hereto.
“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“Original RRA” shall have the meaning given in the Recitals hereto.
“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Lockup Period pursuant to the A&R Charter and the Lockup Agreements to which such Holder is a party.
“Piggyback Registration” shall have the meaning given in Section 2.2.1.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) any outstanding shares of Class A Common Stock held by a Holder immediately following the Closing (including shares of Class A Common Stock issued upon the conversion of the former shares of Class B common stock of the SPAC at Closing, shares of Common Stock issuable to the Florida Stockholder in connection with the Merger pursuant to the terms of the Merger Agreement), (b) any shares of Class A Common Stock issued or issuable upon the conversion or exchange of the Company’s Class B Common Stock following the Closing in accordance with the A&R Charter, (c) any warrants or any shares of Common Stock that may be acquired by Holders upon the exercise of a warrant or other right to acquire Common Stock held by a Holder immediately following the Closing, (d) any shares of Common Stock or warrants to purchase shares of Common Stock (including any shares of Common Stock issued or issuable upon the exercise of any such warrant) of the Company otherwise acquired or owned by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, and (e) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b), (c) or (d) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) such securities shall have been otherwise transferred, new certificates or book entry statements for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the expenses of a Registration, including, without limitation, the following:
(A)   all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;
(B)   fees and expenses of compliance with securities or blue sky laws;
(C)   printing, messenger, telephone and delivery expenses;
(D)   reasonable fees and disbursements of counsel for the Company; and
(E)   reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration.
“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holders” shall have the meaning given in Section 2.1.5.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.
“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
“SPAC” shall have the meaning given in the Preamble hereto.
“Sponsor” shall have the meaning given in the Preamble hereto.
“Subsequent Shelf Registration” shall have the meaning given in Section 2.1.2.
“Texas Merger Agreement” shall have the meaning given in the Merger Agreement.
“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer’s market-making activities.
“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.
“Withdrawal Notice” shall have the meaning given in Section 2.1.6.
ARTICLE II
REGISTRATIONS AND OFFERINGS
2.1   Shelf Registration.
2.1.1   Filing.   The Company shall file within 30 days of the Closing Date, and use commercially reasonable efforts to cause to be declared effective as soon as practicable thereafter, a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form S-3, a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), in each case, covering the resale of all the Registrable Securities (determined as of two business days prior to such filing) on a delayed or continuous basis. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3.
2.1.2   Subsequent Shelf Registration.   If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

2.1.3   Additional Registerable Securities.   In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of the Sponsor, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for the Sponsor.
2.1.4   Requests for Underwritten Shelf Takedowns.   At any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor (in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering or other coordinated offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder with a total offering price reasonably expected to exceed, in the aggregate, $30 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor may demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any 12-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.
2.1.5   Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holder and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holder and the Requesting Holders (if any) desire to sell, taken together with all other shares of Class A Common Stock or other equity securities that the Company desires to sell and all other shares of Class A Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holder and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that such Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holder and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.
2.1.6   Withdrawal.   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, the Demanding Holder initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of its intention to withdraw from such Underwritten Shelf Takedown, and such Underwritten Shelf Takedown shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof; provided that the Requesting

Holders may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Shelf Takedown prior to its withdrawal under this Section 2.1.6. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6.
2.2   Piggyback Registration.
2.2.1   Piggyback Rights.   Subject to Section 2.4.3, if any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for the account of one or more stockholders of the Company (or by one or more stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan or (v) for a rights offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the date of the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering. For the avoidance of doubt, Piggyback Registration shall not be available where the Company proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act solely with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, to be issued by the Company on a primary basis.
2.2.2   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Class A Common Stock or other equity securities that the Company desires to sell, if any, taken together with (i) the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:
(a)   if the Registration or registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and
(b)   if the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.
2.2.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities (other than the Demanding Holder, whose right to withdrawal from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.
2.2.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.
2.3   Market Stand-off.   In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade), each Holder given an opportunity to participate in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 90-day period beginning on the date of pricing of such offering or such shorter period during which the Company agrees not to conduct an underwritten primary offering of Common Stock, except in the event the Underwriters managing the offering otherwise agree by written consent. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4   Block Trades.   Notwithstanding any other provision of Article II, but subject to Sections 2.3 and 3.4, if the Holders desire to effect a Block Trade, the Holders shall provide written notice to the Company at least five (5) business days prior to the date such Block Trade will commence. As promptly as reasonably practicable, the Company shall use its reasonable best efforts to facilitate such Block Trade. The Holders shall use reasonable best efforts to work with the Company and the Underwriter(s) (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures.
ARTICLE III
COMPANY PROCEDURES
3.1   General Procedures.   In connection with any Shelf and/or Underwritten Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:
3.1.1   prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;
3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five (5.0%) percent of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
3.1.3   prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
3.1.4   prior to any public offering of Registrable Securities (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);
3.1.9   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;
3.1.10   permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters agree to confidentiality arrangements reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11   obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter or other similar type of sales agent or placement agent may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.12   on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.13   in the event of any Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, sales agreement or placement agreement, in usual and customary form, with the managing Underwriter, sales agent or placement agent of such offering;
3.1.14   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);
3.1.15   if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $30 million with respect to an Underwritten Offering pursuant to Section 2.1.4, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering;

3.1.16   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration; and
3.1.17   upon request of a Holder, the Company shall (i) authorize the Company’s transfer agent to remove any legend on share certificates of such Holder’s Common Stock restricting further transfer (or any similar restriction in book entry positions of such Holder) if such restrictions are no longer required by the Securities Act or any applicable state securities laws or any agreement with the Company to which such Holder is a party, including if such shares subject to such a restriction have been sold on a Registration Statement, (ii) request the Company’s transfer agent to issue in lieu thereof shares of Common Stock without such restrictions to the Holder upon, as applicable, surrender of any stock certificates evidencing such shares of Common Stock, or to update the applicable book entry position of such Holder so that it no longer is subject to such a restriction, and (iii) use commercially reasonable efforts to cooperate with such Holder to have such Holder’s shares of Common Stock transferred into a book-entry position at The Depository Trust Company, in each case, subject to delivery of customary documentation, including any documentation required by such restrictive legend or book-entry notation.
Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement.
3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company; provided, however, that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.
3.3   Requirements for Participation in Registration Statement; Underwritten Offerings.   Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering or other coordinated offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.
3.4   Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
3.4.1   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.
3.4.2   If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities.
3.5   Reporting Obligations.   As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1   Indemnification.
4.1.1   The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein.
4.1.2   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3   Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5   If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
5.1   Notices.   All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows. Any notice or communication under this Agreement must be addressed, if to the Company, to 1510 West Loop South, Houston, TX 77027, Attention: Steven L. Scheinthal, Email: sscheinthal@ldry.com, and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.
5.2   Assignment; No Third Party Beneficiaries.
5.2.1   This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2   A Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to any person to whom it transfers Registrable Securities; provided that such Registrable Securities remain Registrable Securities following such transfer and such person agrees to become bound by the terms and provisions of this Agreement.
5.2.3   No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).
5.2.4   Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 5.2 shall be null and void, ab initio.
5.2.5   This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.
5.3   Captions.   The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.
5.4   Counterparts.   This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.
5.5   Severability.   In the event that any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
5.6   Governing Law.   This Agreement, the rights and duties of the parties hereto, any disputes (whether in contract, tort or statute), and the legal relations between the parties arising hereunder shall be governed by and interpreted and enforced in accordance with the laws of the State of Texas without reference to its conflicts of laws provisions.
5.7   Jurisdiction.   Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement shall be brought against any of the parties in the State of Texas, and each of the parties hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such suit, action or proceeding and waives any objection to venue laid therein. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.
5.8   WAIVER OF JURY TRIAL.   EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.
5.9   Amendments and Modifications.   Upon the written consent of (a) the Company, (b) Sponsor and (c) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that in the event any such waiver, amendment or modification would be disproportionate and adverse in any material respect to the material rights or obligations hereunder of a Holder, the written consent of such Holder will also be required. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
5.10   Termination of Existing Registration Rights.   The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of SPAC, the Company or Legacy Florida granted under any other agreement, including, but not limited to, the Original RRA, and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.
5.11   Term.   This Agreement shall be effective from and after the Closing Date and shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.
5.12   Holder Information.   Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:
FAST MERGER CORP.
/s/ Sandy Beall

Name: Sandy Beall
Title: President
SPAC:
FAST ACQUISITION CORP.
/s/ Sandy Beall

Name: Sandy Beall
Title: Chief Executive Officer
HOLDERS:
FAST SPONSOR, LLC
/s/ William Douglas Jacob

Name: William Douglas Jacob
Title: Manager
/s/ Tilman J. Fertitta

Tilman J. Fertitta
[Signature Page to Registration Rights Agreement]

ANNEX J
LOCKUP AGREEMENT
This Lockup Agreement is dated as of February 1, 2021, and is between FAST Acquisition Corp., a Delaware corporation (“FAST”), FAST Merger Corp., a Texas corporation (“NewCo”), and Tilman J. Fertitta and the other persons who enter into a joinder to this Agreement substantially in the form of Exhibit A hereto with the Company in order to become a “Stockholder Party” for purposes of this Agreement (collectively, the “Stockholder Parties”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Stockholders Agreement (as defined below).
RECITALS
WHEREAS, the Stockholder Parties own or will own equity interests in Fertitta Entertainment, Inc., a Texas corporation (“Company”);
WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”), (i) FAST, will merge (the “TX Merger”) with and into NewCo, with NewCo surviving the Merger and (ii) FAST Merger Sub, a Texas corporation and a direct, wholly owned subsidiary of NewCo, will merge (the “Merger” and together with the “Texas Merger,” the “Mergers”) with and into Company, with Company surviving the Merger as a wholly owned subsidiary of NewCo;
WHEREAS, FAST Sponsor, LLC, a Delaware limited liability company (“Sponsor”) and a Stockholder Party hereto, will also execute the Stockholders Agreement as of the date of the closing of the Mergers (the “Closing Date”); and
WHEREAS, in connection with the Mergers and effective upon the consummation thereof, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on transfer of equity interests in Company.
NOW, THEREFORE, the parties agree as follows:
ARTICLE I
INTRODUCTORY MATTERS
1.1   Defined Terms.   In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:
“Action” has the meaning set forth in Section 3.8.
“Agreement” means this Lockup Agreement, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.
“Class A Common Stock” means the Class A common stock, par value $[0.0001] per share, of the Company, following the consummation of the Mergers.
“Class B Common Stock” means the Class B common stock, par value $[0.0001] per share, of the Company, following the consummation of the Mergers.
“Closing Date” has the meaning set forth in the Recitals.
“Common Stock” means the Class A Common Stock and the Class B Common Stock.
“Company” means NewCo, following the consummation of the Mergers.
“covered shares” has the meaning set forth in Section 2.1.
“Early Release Date” has the meaning set forth in Section 2.1(a).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“FAST” has the meaning set forth in the Recitals.
“FEI” has the meaning set forth in the Recitals.
“immediate family” has the meaning set forth in Section 2.1(b).
“Lock-Up Period” has the meaning set forth in Section 2.1(a).
“Non-Recourse Party” means any past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and any past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing.
“Permitted Transferees” means, with respect to a Stockholder Party, each of (i) Tilman J. Fertitta, (ii) Paige Fertitta and (iii) any other Transferee of shares that agrees to become party to, and to be bound to the same extent as its Transferor by the terms of, this Agreement.
“shares” means shares of Common Stock held by Sponsor immediately following the Mergers (but not warrants to acquire shares of Common Stock held by Sponsor or any shares issued upon the exercise of such warrants) and the shares of Common Stock received by the other Stockholder Parties pursuant to the Merger Agreement.
“Sponsor” means FAST Sponsor, LLC, a Delaware limited liability company.
“Sponsor Designee” has the meaning set forth in the Stockholders Agreement.
“Stockholder Parties” has the meaning set forth in the Preamble.
“Stockholders Agreement” means the Stockholders Agreement, dated as of February 1, 2021 by and among the Company, NewCo, the Sponsor and the other persons party thereto or that may become parties thereto from time to time, as the same may be amended, restated, supplemented and/or otherwise modified, from time to time.
1.2   Construction.   The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive, (b) words in the singular include the plural, and in the plural include the singular, and (c) the words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to sections of this Agreement unless otherwise specified.
ARTICLE II
LOCKUP
2.1   Lockup.   (a) During the period beginning as of the Effective Time (as defined in the Merger Agreement) of the Merger and continuing until the earlier to occur of (i) the first anniversary of the Effective Time and (ii) the Early Release Date (such period, the “Lock-Up Period”) and subject to Section 2.1(b), each Stockholder Party agrees not to, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares, or any options or warrants to purchase any shares, or any securities convertible into, exchangeable for or that represent the right to receive shares, or any interest in any of the foregoing, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the U.S. Securities and Exchange Commission other than warrants held by Sponsor or shares received by Sponsor upon the exercise of such warrants (collectively, the “covered shares”). The foregoing restriction is expressly agreed to preclude such Stockholder Parties from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the covered shares even if such covered shares would be disposed of by someone other than such Stockholder Parties. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the covered shares or with respect to any security that includes, relates to, or derives any significant part of its value from such covered shares. The “Early Release Date” shall be on the earlier of (i) the date on which the closing price of a share of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period; provided, that such 30 trading day period shall commence no earlier than the date that is 150 days after the Closing Date or (ii) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property.
(b)   Notwithstanding the foregoing, a Stockholder Party may transfer or dispose of its shares following the Effective Time (i) by will or intestacy, (ii) as a bona fide gift or gifts, including to charitable organizations, (iii) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Section 2.1, “immediate family” shall mean any relationship by blood, current or former marriage or adoption, not more remote than first cousin), (iv) to any immediate family member or other dependent, (v) as a distribution to limited partners, members or stockholders of such Stockholder Party, (vi) to its Affiliated investment fund or other Affiliated entity controlled or managed by such Stockholder Party or its Affiliates, (vii) to a nominee or custodian of a Person to whom a disposition or transfer would be permissible under clauses (i) through (vi) above, (viii) pursuant to an order or decree of a Governmental Authority, (ix) from an executive officer to the Company or its Subsidiary or parent entities upon death, disability or termination of employment, in each case, of such executive officer, (x) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction in each case made to all holders of the shares involving a Change of Control (as defined below) (including negotiating and entering into an agreement providing for any such transaction), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such Stockholder Party’s shares shall remain subject to the provisions of this Section 2.1, (xi) to the Company (1) pursuant to the exercise, in each case on a “cashless” or “net exercise” basis, of any option to purchase shares granted by the Company pursuant to any employee benefit plans or arrangements which are set to expire during the Lock-Up Period; provided, however, that any such shares received by the undersigned upon any such exercise will be subject to the terms of this Section 2.1, or (2) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase shares or the vesting of any restricted stock awards granted by the Company pursuant to employee benefit plans or arrangements which are set to expire or automatically vest during the Lock-Up Period, in each case on a “cashless” or “net exercise” basis, where any shares received by such Stockholder Party upon any such exercise or vesting will be subject to the terms of this Section 2.1, or (xii) with the prior written consent of the Company; provided that:
(i)   in the case of each transfer or distribution pursuant to clauses (ii) through (vii) above, (a) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth in this Section 2.1; and (b) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (x) equity interests of such transferee or (y) such transferee’s interests in the transferor;
(ii)   in the case of each transfer or distribution pursuant to clauses (ii) through (vii) above, if any public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of shares shall be required or shall be voluntarily made during the Lock-Up Period (a) such Stockholder Party shall provide the Company prior written notice informing them of such report or filing and (b) such report or filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein; and
(iii)   for purposes of clause (x) above, “Change of Control” shall mean the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a Person or group of Affiliated Persons (other than an underwriter pursuant to an offering), of the Company’s voting securities if, after such transfer or acquisition, such Person or group of Affiliated Persons would Beneficially Own more than 50% of the outstanding voting securities of the Company (or the surviving entity).

(c)   Each Stockholder Party shall be permitted to enter into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act during the applicable Lock-Up Period so long as no transfers or other dispositions of such Stockholder Party’s shares in contravention of Section 2.1 are effected prior to the expiration of the applicable Lock-Up Period.
(d)   Each Stockholder Party also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the covered shares except in compliance with the foregoing restrictions and to the addition of a legend to such Stockholder Party’s shares describing the foregoing restrictions.
(e)   In the case of a Permitted Transferee, the Permitted Transferee shall be required to enter into this Agreement by executing the Joinder in the form attached hereto as Exhibit A in connection with the receipt of any shares from the Stockholder Parties.
ARTICLE III
GENERAL PROVISIONS
3.1   Termination.   Subject to Section 3.13 or the early termination of any provision as a result of an amendment to this Agreement agreed to by the Company and the Stockholder Parties, as provided under Section 3.3, this Agreement (other than Article III hereof), shall terminate with respect to each Stockholder Party and its Permitted Transferees at such time as such Stockholder Party and its Permitted Transferees collectively Beneficially Own less than 1.0% of the outstanding shares; provided that this Agreement shall not terminate with respect to any Stockholder Party or Permitted Transferee thereof subject to the restrictions in Section 2.1, until such time as such Stockholder Party or Permitted Transferee is no longer subject to the restrictions contained in Section 2.1.
3.2   Notices.   All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
If to the Company, to:
Fertitta Entertainment, Inc. 1510 West Loop South Houston, TX 77027
Attn:	Steven Scheinthal
E-mail:	SScheinthal@ldry.com
with a copy (not constituting notice) to:
Latham & Watkins LLP 885 Third Avenue New York, NY 10022
Attn:	Marc Jaffe Ian Schuman Ryan Maierson
E-mail:	marc.jaffe@lw.com ian.schuman@lw.com ryan.maierson@lw.com

If to the Sponsor, to:
FAST Acquisition Corp. 3 Minetta Street New York, NY 10012
Attn:	Sandy Beall and Garrett Schreiber
Email:	sandy@Beallinvestmentpartners.com and gs@andvest.co
with a copy to (which shall not constitute notice):
Winston & Strawn LLP 200 Park Avenue New York, NY 10166
Attn:	Brad Vaiana and Jason Osborn
Email:	BVaiana@winston.com and JOsborn@winston.com
If to any Stockholder Party, to such address indicated on the Company’s records with respect to such Stockholder Party or to such other address or addresses as such Stockholder Party may from time to time furnish to the Company in writing.
3.3   Amendment; Waiver.   (a) The terms and provisions of this Agreement may be amended or modified in whole or in part only by a duly authorized agreement in writing executed by the Company, the Sponsor and Stockholder Parties holding a majority of the shares then held by the Stockholder Parties in the aggregate as to which this Agreement has not been terminated pursuant to Section 3.1. Prior to the consummation of the Mergers, this Agreement may not be amended without the prior written consent of FAST.
(b)   Except as expressly set forth in this Agreement, neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.
(c)   No party shall be deemed to have waived any claim arising out of this Agreement, or any right, remedy, power or privilege under this Agreement, unless the waiver of such claim, right, remedy, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
(d)   Any party hereto may unilaterally waive any of its rights hereunder in a signed writing delivered to the Company.
3.4   Further Assurances.   The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof.
3.5   Assignment.   No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. For the avoidance of doubt, upon the consummation of the Mergers, FEI shall succeed FAST as party to this Agreement and shall assume all of FAST’s rights and obligations hereunder. Any attempted assignment in violation of the terms of this Section 3.5 shall be null and void, ab initio.
3.6   Third Parties.   Except as provided in Article II and Article III with respect to any Non-Recourse Party, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement.

3.7   Governing Law.   THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.
3.8   Jurisdiction; Waiver of Jury Trial.   Any claim, action, suit, assessment, arbitration or proceeding (an “Action”) based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of the Southern District of Texas in the State of Texas or, if such court declines to exercise jurisdiction, any federal or state court located in Harris County, Texas and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 3.8. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
3.9   Specific Performance.   The parties hereto each agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 3.9 shall not be required to provide any bond or other security in connection with any such injunction.
3.10   Entire Agreement.   This Agreement constitutes the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement.
3.11   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
3.12   Captions; Counterparts.   The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This

Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
3.13   Effectiveness; Termination of Existing Stockholders and Securityholders Agreements.   This Agreement shall be valid and enforceable as of the date of this Agreement and may not be revoked by any party hereto; provided that the provisions herein (other than this Article III) shall not be effective until the consummation of the Mergers. In the event the Merger Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force or effect.
3.14   Non-Recourse.   This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), no Non-Recourse Party shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of the parties to this Agreement or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Lockup Agreement on the day and year first above written.
FAST ACQUISITION CORP.
/s/ Sandy Beall Name: Sandy Beall Title: Chief Executive Officer
[Signature Page to Lockup Agreement]

FAST SPONSOR, LLC
/s/ William Douglas Jacob Name: William Douglas Jacob Title: Manager
TILMAN J. FERTITTA
By: /s/ Tilman J. Fertitta
[Signature Page to Lockup Agreement]

Exhibit A
FORM OF JOINDER TO LOCKUP AGREEMENT
[      ], 20
Reference is made to the Lockup Agreement, dated as of February 1, 2021, by and among Fertitta Entertainment, Inc. (the “Company”) and the other Stockholder Parties (as defined therein) from time to time party thereto (as amended from time to time, the “Lockup Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Lockup Agreement.
Each of the Company and each undersigned holder of shares of the Company (each, a “New Stockholder Party”) agrees that this Joinder to the Lockup Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration.
Each undersigned New Stockholder Party hereby agrees to and does become party to the Lockup Agreement as a Stockholder Party. This Joinder shall serve as a counterpart signature page to the Lockup Agreement and by executing below each undersigned New Stockholder Party is deemed to have executed the Lockup Agreement with the same force and effect as if originally named a party thereto.
This Joinder may be executed in multiple counterparts, including by means of facsimile or electronic signature, each of which shall be deemed an original, but all of which together shall constitute the same instrument.
[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the undersigned have duly executed this Joinder as of the date first set forth above.
[NEW STOCKHOLDER PARTY]
By: Name: Title:
FERTITTA ENTERTAINMENT, INC.
By: Name: Title:

ANNEX K
February 1, 2021
FAST Acquisition Corp.
3 Minetta Street
New York, NY 10012
Fertitta Entertainment, Inc.
1510 West Loop South
Houston, TX 77027
Re: Sponsor Agreement
Ladies and Gentlemen:
This letter (this “Sponsor Agreement”) is being delivered to you in accordance with that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), by and among FAST Acquisition Corp., a Delaware corporation (“SPAC”), Fertitta Entertainment, Inc., a Texas corporation (the “Company”), FAST Merger Corp., a Texas corporation (“Newco”) and FAST Merger Sub Inc., a Texas corporation (“Merger Sub”), pursuant to which, among other things, SPAC will be merged with and into Newco (the “Texas Merger”) and Merger Sub shall be merged with and into the Company (the “Merger” and, together with the Texas Merger, the “Mergers” and together with the other transactions contemplated by the Merger Agreement the “Business Combination”), and hereby amends and restates in its entirety that certain letter, dated August 20, 2020, from, FAST Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and the undersigned individuals, each of whom is a member of the SPAC’s board of directors and/or management team (each, an “Insider” and collectively, the “Insiders”), to SPAC (the “Prior Letter Agreement”). Certain capitalized terms used herein are defined in paragraph 6 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
The Sponsor and certain Insiders are currently, and as of the Closing will be, the record owners of all of the outstanding Founder Shares and outstanding Private Placement Warrants, with the Sponsor and Insider’s ownership as of the date hereof detailed on Schedule A hereto.
In order to induce the Company, Newco and SPAC to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor and each Insider hereby agrees with SPAC and, at all times prior to the earlier of any valid termination of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, the Company as follows:
1.
The Sponsor and each Insider irrevocably agrees that it, he or she shall:

(a)
vote any Common Stock owned by it, him or her (all such Common Stock, the “Covered Shares”) in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the special meeting of stockholders relating to the Business Combination;

(b)
when such meeting of stockholders is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(c)
vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Covered Shares against any Business Combination Proposal and any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, result in a breach of any covenant, representation or warranty or other obligation or agreement of SPAC, Newco or Merger Sub under the Merger Agreement, result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled, result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor or the Insiders contained in this Sponsor

Agreement or change in any manner the dividend policy or capitalization of, including the voting rights of, any class of capital stock of SPAC;
(d)
vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of such Covered Shares against any change in business, management or board of directors of SPAC (other than in connection with the Business Combination and the other proposals related to the Business Combination); and

(e)
not redeem any Covered Shares owned by it, him or her in connection with such stockholder approval.

Prior to any valid termination of the Merger Agreement, the Sponsor and each Insider shall take, or cause to be taken, all actions and shall do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Business Combination and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein.
The obligations of the Sponsor specified in this paragraph 1 shall apply whether or not the Merger or any action described above is recommended by the board of directors of SPAC.
2.
The Sponsor and each Insider hereby agrees and acknowledges that: (a) SPAC and, prior to any valid termination of the Merger Agreement, the Company may be irreparably injured in the event of a breach by the Sponsor or any Insider of its, his or her obligations under paragraphs 1 and 3, as applicable, of this Sponsor Agreement (b) monetary damages may not be an adequate remedy for such breach and (c) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

3.
Lock-Up.

(a)
The Sponsor and each Insider agrees that it, he or she shall not Transfer any Founder Shares until the earlier of (A) one year after the completion of the Business Combination and (B) subsequent to the Business Combination, (x) if the last sale price of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which Newco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Newco’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property (the “Founder Shares Lock-up Period”).

(b)
The Sponsor and each Insider agrees that it, he or she shall not Transfer any Private Placement Warrants (or any shares of Class A Common Stock issued or issuable upon the exercise of the Private Placement Warrants), until 30 days after the completion of the Business Combination (the “Private Placement Warrants Lock-up Period” and, together with the Founder Shares Lock-up Period, the “Lock-up Periods”).

(c)
Notwithstanding the provisions set forth in paragraphs 3(a) and 3(b), Transfers of the Founder Shares, Private Placement Warrants and shares of Class A Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants, in each case, that are held by the Sponsor, any Insider or any of their permitted transferees (that have complied with this paragraph 3(c)), are permitted (i) to SPAC’s officers or directors, any affiliate or family member of any of SPAC’s officers or directors or any affiliate of the Sponsor or to any member(s) of the Sponsor or any of their affiliates; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by private transfers or transfers made in connection with any contingent forward purchase agreement or similar arrangement or in connection with the consummation of the Business Combination at prices no greater than the price at which the shares or warrants were originally purchased; (vi) by virtue of the laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor, (vii) in the event of Newco’s liquidation, merger, capital stock exchange or other similar transaction which results in all of Newco’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the completion of the Business Combination; provided, however, that in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement with SPAC or Newco, as applicable, agreeing to be bound by the transfer restrictions herein and the other restrictions contained in this Agreement (including provisions relating to voting, the Trust Account and liquidating distributions).
4.
Sponsor Forfeiture.   The Sponsor hereby acknowledges and agrees that, immediately prior to the Effective Time, the Sponsor shall automatically be deemed to irrevocably transfer without further consideration to SPAC, and surrender and forfeit for no consideration, 2,000,000 Founder Shares (the “Forfeited Securities”) and that from and after such time the Forfeited Securities shall be deemed to be cancelled and no longer outstanding.

5.
The Sponsor and each Insider has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Sponsor Agreement.

6.
As used herein, (i) “Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Exchange Act; (ii) “Founder Shares” shall mean the outstanding shares of Class B Common Stock and the shares of Class A Common Stock issuable upon conversion of such shares of Class B Common Stock in connection with the Closing; (iii) “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder, with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); (iv) “Class A Common Stock” shall mean the Class A common stock, par value $0.0001 per share, of (A) SPAC prior to the Business Combination and (B) Newco following the Business Combination,; (v) “Class B Common Stock” shall mean the Class B common stock, par value $0.0001 per share, of SPAC; (vi) “Common Stock” shall mean the Class A Common Stock and the Class B Common Stock; (vii) “Private Placement Warrants” shall mean the SPAC Warrants that the Sponsor purchased for an aggregate purchase price $6,000,000, or $1.00 per SPAC Warrant, in a private placement that occurred simultaneously with the consummation of SPAC’s initial public offering, pursuant to which the Sponsor is entitled to purchase up to 6,000,000 shares of Class A Common Stock, which warrants will be assumed by Newco in connection with the Closing; and (viii) “Business Combination Proposal” means any action to initiate, solicit, facilitate, consider, make or encourage or otherwise facilitate the making of any offers or proposals related to, a Competing Transaction, enter into, engage in or continue any discussions or negotiations with respect to a Competing Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to a Competing Transaction or enter into any agreement relating to a Competing Transaction.

7.
This Sponsor Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to the Sponsor, each Insider and the Prior Letter Agreement. This Sponsor Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by SPAC and the other parties charged with such change, amendment, modification or waiver, it being acknowledged and agreed that the Company’s execution of such an instrument will not be required after any valid termination of the Merger Agreement.

8.
No party hereto may, except as set forth herein, assign either this Sponsor Agreement or any of its rights, interests or obligations hereunder, other than in conjunction with transfers permitted by paragraph 3, without the prior written consent of the other parties (except that, following any valid termination of the Merger Agreement, no consent from the Company shall be required). Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Agreement shall be binding on the Sponsor, each Insider, SPAC and the Company and their respective successors, heirs, personal representatives and assigns and permitted transferees.

9.
Nothing in this Sponsor Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

10.
This Sponsor Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

11.
This Sponsor Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

12.
This Sponsor Agreement, and all claims or causes of action based upon, arising out of, or related to this Sponsor Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Texas, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any Action based upon, arising out of or related to this Sponsor Agreement or the transactions contemplated hereby may be brought in federal and state courts located in Harris County in the State of Texas, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Sponsor Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this paragraph. The prevailing party in any such Action (as determined by a court of competent jurisdiction) shall be entitled to be reimbursed by the non-prevailing party for its reasonable expenses, including reasonable attorneys’ fees, incurred with respect to such Action. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

13.
Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 10.02 of the Merger Agreement to the applicable party at its principal place of business.

14.
This Sponsor Agreement shall automatically terminate on the expiration of the Lock-up Periods. In the event of a valid termination of the Merger Agreement, this Sponsor Agreement shall be of no force and effect and shall revert to the Prior Letter Agreement. No such termination or reversion shall relieve the Sponsor, each Insider, SPAC or the Company from any liability resulting from a breach of this Sponsor Agreement occurring prior to such termination or reversion.

15.
The Sponsor and each Insider hereby represents and warrants (severally and not jointly as to itself, himself or herself only) to SPAC and the Company as follows: (a) if such Person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate, limited liability company or other powers and have been duly authorized by all necessary corporate, limited liability company or other actions on the part of the Sponsor; (b) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder; (c) this Sponsor Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (d) the execution and delivery of this Sponsor Agreement by such Person does not, and the performance by such Person of his, her or its obligations hereunder will not, (i) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person, or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or such Person’s Founder Shares or Private Placement Warrants, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of his, her or its obligations under this Sponsor Agreement; (e) there are no Actions pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Sponsor Agreement; (f) except for the fees described on Section 3.05 of the SPAC Disclosure Letter, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person, SPAC, any of its Subsidiaries or any of their respective Affiliates in connection with the Merger Agreement or this Sponsor Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which Newco, the Company or any of their respective Affiliates would have any obligations or liabilities of any kind or nature following the consummation of the Business Combination; (g) such Person has had the opportunity to read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors; (h) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (i) such Person has good title to all such Founder Shares and Private Placement Warrants set forth opposite such Person’s name on Schedule A, and there exist no Encumbrances or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such Founder Shares or Private Placement Warrants (other than transfer restrictions under the Securities Act)) affecting any such Founder Shares or Private Placement Warrants, other than pursuant to (i) this Sponsor Agreement, (ii) the certificate of incorporation of SPAC, (iii) the Merger Agreement, (iv) the Registration Rights Agreement, dated as of August 20, 2020, by and among SPAC, the Sponsor and certain security holders party thereto (the “Registration Rights Agreement”), or (v) any applicable securities laws; (j) the Founder Shares and Private Placement Warrants identified on Schedule A are the only Founder Shares or Private Placement Warrants owned of record or Beneficially Owned by the Sponsor and the Insiders as of the date hereof, and none of such Founder Shares or Private Placement Warrants is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Founder Shares or Private Placement Warrants, except as provided in this Sponsor Agreement; and (k) solely with respect to the Sponsor, immediately prior to the Effective Time and prior to the forfeiture of the Forfeited Securities: (i) all of the Forfeited Securities will be owned by the Sponsor and (ii) the Sponsor has, as of the date hereof and immediately prior to giving effect to the transactions occurring on the Closing Date, valid, good and marketable title to such Forfeited Securities, free and clear of all Encumbrances (other than Encumbrances pursuant to this Agreement, the Merger Agreement, the certificate of incorporation of SPAC, the Registration Rights Agreement or any Ancillary Agreement and transfer restrictions under applicable Laws or the organizational documents of SPAC).
16.
Subject to the terms and conditions of this Sponsor Agreement, (a) the Sponsor hereby unconditionally and irrevocably agrees to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by paragraph 4 and (b) from the date hereof until the earlier of the Closing and the valid termination of the Merger Agreement, the Sponsor shall not enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Forfeited Securities.

17.
If, and as often as, (a) there are any changes in SPAC, the Founder Shares or the Private Placement Warrants by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other similar means that result in the Sponsor acquiring new shares of Common Stock, SPAC Warrants or any other equity securities of SPAC, (b) the Sponsor purchases or otherwise acquires beneficial ownership of any shares of Common Stock or SPAC Warrants or other equity securities of SPAC after the date of this Sponsor Agreement or (c) the Sponsor acquires the right to vote or share in the voting of any shares of Common Stock or other equity securities of SPAC after the date of this Sponsor Agreement (such shares of Common Stock, SPAC Warrants or other equity securities of SPAC, collectively the “New Securities”), then, in each case, (i) such New Securities acquired or purchased by the Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the shares of Common Stock or SPAC Warrants owned by the Sponsor as of the date hereof and (ii) if applicable, equitable adjustment shall be made to the provisions of this Sponsor Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to SPAC, SPAC’s successor or the surviving entity of such transaction, as applicable, the Founder Shares and SPAC Warrants, including the Private Placement Warrants, each as so changed.

18.
Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[Signature Page Follows]

Sincerely,
FAST SPONSOR, LLC
/s/ William Douglas Jacob Name: William Douglas Jacob Title: Manager
/s/ William Douglas Jacob William Douglas Jacob
/s/ Sandy Beall Sandy Beall
/s/ Kevin Reddy Kevin Reddy
/s/ Garrett Schreiber Garrett Schreiber
/s/ Todd Higgins Todd Higgins
/s/ Kimberly Grant Kimberly Grant
/s/ Ramin Arani Ramin Arani
/s/ Alice Eilliot Alice Eilliot
/s/ Sanjay Chadda Sanjay Chadda
/s/ Steve Kassin Steve Kassin

Acknowledged and Agreed:
FAST ACQUISITION CORP.
By:	/s/ Sandy Beall Name: Sandy Beall Title: Chief Executive Officer
Acknowledged and Agreed:
FERTITTA ENTERTAINMENT, INC.
By:	/s/ Tilman J. Fertitta Name: Tilman J. Fertitta Title: Chief Executive Officer

Schedule A
Sponsor Ownership of Securities
Sponsor	Founder Shares	Private Placement Warrants
FAST Sponsor, LLC	5,000,000	6,000,000
Total	5,000,000	6,000,000

ANNEX L
FERTITTA ENTERTAINMENT, INC.
2021 INCENTIVE AWARD PLAN
ARTICLE I.
PURPOSE
The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Capitalized terms used in the Plan are defined in Article XI.
ARTICLE II.
ELIGIBILITY
Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.
ARTICLE III.
ADMINISTRATION AND DELEGATION
3.1   Administration.   The Plan is administered by the Administrator in accordance with the requirements of Rule 16b-3, to the extent applicable. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award Agreement as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator’s determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award.
3.2   Appointment of Committees.   To the extent Applicable Laws permit, the Board or the Administrator may delegate any or all of its powers under the Plan to one or more Committees or committees of officers of the Company or any of its Subsidiaries; provided, that, any such officer delegation shall exclude the power to grant Awards to non-employee Directors or Section 16 Persons. The Board or the Administrator, as applicable, may rescind any such delegation, abolish any such committee or Committee and/or re-vest in itself any previously delegated authority at any time.
ARTICLE IV.
STOCK AVAILABLE FOR AWARDS
4.1   Number of Shares.   Subject to adjustment under Article VIII and the terms of this Article IV, Awards may be made under the Plan covering up to the Overall Share Limit. Shares issued under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.
4.2   Share Recycling.   If all or any part of an Award expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award, the unused Shares covered by the Award will, as applicable, become or again be available for Award grants under the Plan. Further, Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award and/or to satisfy any applicable tax withholding obligation with respect to an Award (including Shares retained by the Company from the Award being exercised or purchased and/or creating the tax obligation) will again be available for Award grants under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not count against the Overall Share Limit.
4.3   Incentive Stock Option Limitations.   Notwithstanding anything to the contrary herein, no more than 208,086,200 Shares may be issued pursuant to the exercise of Incentive Stock Options.
4.4   Substitute Awards.   In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding any limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Consultants or Directors prior to such acquisition or combination.
4.5   Non-Employee Director Compensation.   Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan. The Administrator will from time to time determine the terms, conditions and amounts of all such non-employee Director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director during any fiscal year of the Company may not exceed $750,000, increased to $1,000,000 in the fiscal year in which the Plan’s effective date occurs or in the fiscal year of a non-employee Director’s initial service as a non-employee Director.
ARTICLE V.
STOCK OPTIONS AND STOCK APPRECIATION RIGHTS
5.1   General.   The Administrator may grant Options or Stock Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive Stock Options. The Administrator will determine the number of Shares covered by each Option and Stock Appreciation Right, the exercise price of each Option and Stock Appreciation Right and the other conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right (including, without limitation, any vesting conditions). A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and shall be payable in cash, Shares valued at Fair Market Value or a combination of the two as the Administrator may determine or provide in the Award Agreement.

5.2   Exercise Price.   The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement; provided, that the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option (subject to Section 5.6) or Stock Appreciation Right. Notwithstanding the foregoing, in the case of an Option or a Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Sections 424 and 409A of the Code.
5.3   Duration.   Each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that the term of an Option or Stock Appreciation Right will not exceed ten years. Notwithstanding the foregoing and unless determined otherwise by the Company, in the event that on the last business day of the term of an Option or Stock Appreciation Right (other than an Incentive Stock Option) (i) the exercise of the Option or Stock Appreciation Right is prohibited by Applicable Law, as determined by the Company, or (ii) Shares may not be purchased or sold by the applicable Participant due to any Company insider trading policy (including blackout periods) or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option or Stock Appreciation Right shall be extended, except to the extent that such extension would violate Section 409A, until the date that is 30 days after the end of the legal prohibition, black-out period or lock-up agreement, as determined by the Company; provided, however, in no event shall the extension last beyond the ten year term of the applicable Option or Stock Appreciation Right. Notwithstanding the foregoing, to the extent permitted under Applicable Laws, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right of the Participant and the Participant’s transferees to exercise any Option or Stock Appreciation Right issued to the Participant shall terminate immediately upon such violation, unless the Company otherwise determines. In addition, if, prior to the end of the term of an Option or Stock Appreciation Right, the Participant is given notice by the Company or any of its Subsidiaries of the Participant’s Termination of Service by the Company or any of its Subsidiaries for Cause, and the effective date of such Termination of Service is subsequent to the date of the delivery of such notice, the right of the Participant and the Participant’s transferees to exercise any Option or Stock Appreciation Right issued to the Participant shall be suspended from the time of the delivery of such notice until the earlier of (i) such time as it is determined or otherwise agreed that the Participant’s service as a Service Provider will not be terminated for Cause as provided in such notice or (ii) the effective date of the Participant’s Termination of Service by the Company or any of its Subsidiaries for Cause (in which case the right of the Participant and the Participant’s transferees to exercise any Option or Stock Appreciation Right issued to the Participant will terminate immediately upon the effective date of such Termination of Service).
5.4   Exercise.   Options and Stock Appreciation Rights may be exercised by delivering to the Company a written notice of exercise, in a form the Administrator approves (which may be electronic), signed by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, payment in full (i) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (ii) as specified in Section 9.5 for any applicable taxes. Unless the Administrator otherwise determines, an Option or Stock Appreciation Right may not be exercised for a fraction of a Share.
5.5   Payment Upon Exercise.   Subject to Section 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by:
(a)   cash, wire transfer of immediately available funds or by check payable to the order of the Company, provided that the Company may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted;
(b)   if there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;
(c)   to the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their fair market value;
(d)   to the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their fair market value on the exercise date;
(e)   to the extent permitted by the Administrator, delivery of a promissory note or any other property that the Administrator determines is good and valuable consideration; or
(f)   to the extent permitted by the Company, any combination of the above payment forms approved by the Administrator.
5.6   Additional Terms of Incentive Stock Options.   The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt written notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Stock Option.
ARTICLE VI.
RESTRICTED STOCK; RESTRICTED STOCK UNITS
6.1   General.   The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to the Company’s right to repurchase all or part of such Shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such Shares) if conditions that the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant to Service Providers Restricted Stock Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement. The Administrator will determine and set forth in the Award Agreement the terms and conditions for each Restricted Stock and Restricted Stock Unit Award, subject to the conditions and limitations contained in the Plan.
6.2   Restricted Stock.
(a)   Dividends.   Participants holding Shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, unless the Administrator provides otherwise, if any dividends or distributions are paid in Shares, or consist of a dividend or distribution to holders of Common Stock of property other than an ordinary cash dividend, the Shares or other property will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid. Notwithstanding anything to the contrary herein, with respect to any award of Restricted Stock, dividends which are paid to holders of Common Stock prior to vesting shall only be paid out to the Participant holding such Restricted Stock to the extent that the vesting conditions are subsequently satisfied. All such dividend payments will be made no later than March 15 of the calendar year following the calendar year in which the right to the dividend payment becomes nonforfeitable.
(b)   Stock Certificates.   The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of Shares of Restricted Stock, together with a stock power endorsed in blank.
6.3   Restricted Stock Units.
(a)   Settlement.   The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A.
(b)   Stockholder Rights.   A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.
ARTICLE VII.
OTHER STOCK OR CASH BASED AWARDS; DIVIDEND EQUIVALENTS
7.1   Other Stock or Cash Based Awards.   Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal (which may be based on the Performance Criteria), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement.
7.2   Dividend Equivalents.   A grant of Restricted Stock Units or Other Stock or Cash Based Award may provide a Participant with the right to receive Dividend Equivalents, and no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with to which the Dividend Equivalents are paid and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, Dividend Equivalents with respect to an Award shall only paid out to the Participant to the extent that the vesting conditions are subsequently satisfied. All such Dividend Equivalent payments will be made no later than March 15 of the calendar year following calendar year in which the right to the Dividend Equivalent payment becomes nonforfeitable, unless determined otherwise by the Administrator or unless deferred in a manner intended to comply with Section 409A.
ARTICLE VIII.
ADJUSTMENTS FOR CHANGES IN COMMON STOCK
AND CERTAIN OTHER EVENTS
8.1   Equity Restructuring.   In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article VIII, the Administrator will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award’s exercise price or grant price (if applicable), granting new Awards to Participants, and making a cash payment to Participants. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.
8.2   Corporate Transactions.   In the event of any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, Common Stock, other securities, or other property),

reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or any Subsidiary or their financial statements or any change in any Applicable Laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change), is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles:
(a)   To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a Fair Market Value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;
(b)   To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;
(c)   To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;
(d)   To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article IV on the maximum number and kind of shares which may be issued) and/or in the terms and conditions of (including the grant or exercise price or applicable performance goals), and the criteria included in, outstanding Awards;
(e)   To replace such Award with other rights or property selected by the Administrator; and/or
(f)   To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.
8.3   Effect of Non-Assumption in a Change in Control.   Notwithstanding the provisions of Section 8.2, if a Change in Control occurs and a Participant’s Awards are not continued, converted, assumed, or replaced with a substantially similar award by (a) the Company, or (b) a successor entity or its parent or subsidiary (an “Assumption”), and provided that the Participant has not had a Termination of Service, then, immediately prior to the Change in Control, such Awards shall become fully vested, exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such Awards shall lapse, in which case, such Awards shall be canceled upon the consummation of the Change in Control in exchange for the right to receive the Change in Control consideration payable to other holders of Common Stock (i) which may be on such terms and conditions as apply generally to holders of Common Stock under the Change in Control documents (including, without limitation, any escrow, earn-out or other deferred consideration provisions) or such other terms and conditions as the Administrator may provide, and (ii) determined by reference to the number of Shares subject to such Awards and net of any applicable exercise price; provided that to the extent that any Awards constitute “nonqualified deferred compensation” that may not be paid upon the Change in Control under Section 409A without the imposition of taxes thereon under Section 409A, the timing of such payments shall be governed by the applicable Award Agreement (subject to any deferred consideration provisions applicable under the Change in Control documents); and provided, further, that if the amount to which the Participant would be entitled upon the settlement or exercise of such Award at the time of the Change in Control is equal to or less than zero, then such Award may be terminated without payment. The Administrator shall determine whether an Assumption of an Award has occurred in connection with a Change in Control.
8.4   Administrative Stand Still.   In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to 60 days before or after such transaction.
8.5   General.   Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1 or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Article VIII.
ARTICLE IX.
GENERAL PROVISIONS APPLICABLE TO AWARDS
9.1   Transferability.   Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant or, if permissible under applicable law, by the Participant’s legal guardian or representative. References to a Participant, to the extent relevant in the context, will include references to a Participant’s authorized transferee that the Administrator specifically approves.
9.2   Documentation.   Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. Each Award may contain terms and conditions in addition to those set forth in the Plan.
9.3   Discretion.   Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.
9.4   Termination of Status.   The Administrator will determine how the disability, death, retirement or authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award and the extent to which, and the period during which the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable.
9.5   Withholding.   Each Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by Applicable Law to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. The Company may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Company after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations (i) in cash, by wire transfer of immediately available funds, by check made payable to the order of the Company, provided that the Company may limit the use of the foregoing payment forms if one or more of the payment forms below is permitted, (ii) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of delivery, (iii) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (B) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (iv) to the extent permitted by the Company, any combination of the foregoing payment forms approved by the Administrator. If any tax withholding obligation will be satisfied under clause (ii) above by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.
9.6   Amendment of Award; Repricing.   The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article VIII or pursuant to Section 10.6. Notwithstanding the foregoing or anything in the Plan to the contrary, the Administrator may not, except pursuant to Article VIII, without the approval of the stockholders of the Company, reduce the exercise price per share of outstanding Options or Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price per share that is less than the exercise price per share of the original Options or Stock Appreciation Rights.
9.7   Conditions on Delivery of Stock.   The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.
9.8   Acceleration.   The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.
9.9   Cash Settlement.   Without limiting the generality of any other provision of the Plan, the Administrator may provide in an Award Agreement, or determine subsequent to the grant of an Award, in its discretion, that any Award may be settled in cash, Shares or a combination thereof.
9.10   Broker-Assisted Sales.   In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.5: (i) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (ii) such Shares may be sold as part of a block trade with other Participants in the Plan in which all participants receive an average price; (iii) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (iv) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (v) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (vi) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.
ARTICLE X.
MISCELLANEOUS
10.1   No Right to Employment or Other Status.   No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continued employment or any other relationship with the Company or any of its Subsidiaries. The Company and its Subsidiaries expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or in the Plan.
10.2   No Rights as Stockholder; Certificates.   Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on stock certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.
10.3   Effective Date and Term of Plan.   Unless earlier terminated by the Board, the Plan will become effective upon the consummation of the transactions contemplated by that certain [Agreement and Plan of Merger] entered into on [ • ], 2021, by and among the Company, FAST Acquisition Corp., a Delaware corporation, and [FAST Merger Sub], a Texas corporation (the “Initial Business Combination,” and the date that the Plan becomes effective, the “Effective Date”), subject to the approval of the Company’s stockholders, and will remain in effect until the tenth anniversary of the earlier of (i) the date the Board adopted the Plan or (ii) the date the Company’s stockholders approved the Plan, provided that Awards previously granted may extend beyond that date in accordance with the Plan. If the Plan is not approved by the Company’s stockholders, the Plan will not become effective, and no Awards will be granted under the Plan.
10.4   Amendment of Plan.   The Administrator may amend, suspend or terminate the Plan at any time; provided that no amendment, other than an increase to the Overall Share Limit, may materially and adversely affect the rights of a Participant with respect to any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after the Plan’s termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.
10.5   Provisions for Foreign Participants.   The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

10.6   Section 409A.
(a)   General.   The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply, and the Plan shall be construed and interpreted in accordance with such intent. Each payment under an Award shall be treated as a separate payment for purposes of Section 409A. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.
(b)   Separation from Service.   If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a termination of a Participant’s Service Provider relationship will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the termination of the Participant’s Service Provider relationship. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”
(c)   Payments to Specified Employees.   Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.
10.7   Limitations on Liability.   Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.
10.8   Lock-Up Period.   The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to 180 days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.
10.9   Data Privacy.   As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 10.9 in writing, without cost, by contacting the local human resources representative. If the Participant refuses or withdraws the consents in this Section 10.9, the Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding Awards. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.
10.10   Severability.   If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.
10.11   Governing Documents.   If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that a specific provision of the Plan will not apply.
10.12   Governing Law.   The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.
10.13   Claw-back Provisions.   All Awards (including, without limitation, any proceeds, gains or other economic benefit actually or constructively received by Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company from time to time, including, without limitation, any claw-back policy adopted to comply with Applicable Laws (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder) as and to the extent set forth in such claw-back policy or the Award Agreement.
10.14   Titles and Headings.   The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.
10.15   Conformity to Securities Laws.   Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.
10.16   Relationship to Other Benefits.   No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.

ARTICLE XI.
DEFINITIONS
As used in the Plan, the following words and phrases will have the following meanings:
11.1 “Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee.
11.2 “Applicable Laws” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted.
11.3 “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalents, or Other Stock or Cash Based Awards.
11.4 “Award Agreement” means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.
11.5 “Board” means the Board of Directors of the Company.
11.6 “Cause” means (i) if a Participant is a party to a written employment or consulting agreement with the Company or any of its Subsidiaries or an Award Agreement in which the term “Cause” is defined (a “Relevant Agreement”), “Cause” as defined in the Relevant Agreement, and (ii) if no Relevant Agreement exists, (A) the Administrator’s determination that the Participant failed to substantially perform the Participant’s duties (other than a failure resulting from the Participant’s disability); (B) the Administrator’s determination that the Participant failed to carry out, or comply with any lawful and reasonable directive of the Board or the Participant’s immediate supervisor; (C) the occurrence of any act or omission by the Participant that could reasonably be expected to result in (or has resulted in) the Participant’s conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or indictable offense or crime involving moral turpitude; (D) the Participant’s unlawful use (including being under the influence) or possession of illegal drugs on the premises of the Company or any of its Subsidiaries or while performing the Participant’s duties and responsibilities for the Company or any of its Subsidiaries; (E) the Participant’s breach of any agreement with the Company or a Subsidiary thereof (including, without limitation, any confidentiality, non-competition, non-solicitation or assignment of inventions agreement); or (F) the Administrator’s determination that the Participant committed an act of fraud, embezzlement, misappropriation, or misconduct, or breached a fiduciary duty against the Company or any of its Subsidiaries. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.
11.7 “Change in Control” means and includes each of the following:
(a)   A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or
(b)   During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c)) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or
(c)   The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:
(i)   which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and
(ii)   after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.
Notwithstanding the foregoing, in no event shall the Initial Business Combination or the transactions occurring in connection therewith constitute a Change in Control and if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).
The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.
11.8 “Code” means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.
11.9 “Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.
11.10 “Common Stock” means the Class A common stock of the Company.
11.11 “Company” means Fertitta Entertainment, Inc., a Texas corporation, or any successor.
11.12 “Consultant” means any person, including any adviser, engaged by the Company or any of its Subsidiaries to render services to such entity if the consultant or adviser: (i) renders bona fide services to the Company; (ii) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company’s securities; and (iii) is a natural person.
11.13 “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.
11.14 “Director” means a Board member.
11.15 “Dividend Equivalents” means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.
11.16 “Employee” means any employee of the Company or its Subsidiaries.
11.17 “Equity Restructuring” means, as determined by the Administrator, a non-reciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off or recapitalization through a large, nonrecurring cash dividend, or other large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Common Stock (or other securities of the Company) and causes a change in the per share value of the Common Stock underlying outstanding Awards.
11.18 “Exchange Act” means the Securities Exchange Act of 1934, as amended.
11.19 “Fair Market Value” means, as of any date, the value of a share of Common Stock determined as follows: (a) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (b) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (c) without an established market for the Common Stock, the Administrator will determine the Fair Market Value in its discretion.
Notwithstanding the foregoing, with respect to any Award granted after the effectiveness of the Company’s registration statement relating to its initial public offering and prior to the Public Trading Date, the Fair Market Value means the initial public offering price of a Share as set forth in the Company’s final prospectus relating to its initial public offering filed with the Securities and Exchange Commission.
11.20 “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.
11.21 “Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code.
11.22 “Non-Qualified Stock Option” means an Option, or portion thereof, not intended or not qualifying as an Incentive Stock Option.
11.23 “Option” means an option to purchase Shares, which will either be an Incentive Stock Option or a Non-Qualified Stock Option.
11.24 “Other Stock or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property awarded to a Participant under Article VII.

11.25 “Overall Share Limit” means the sum of (i) [•]1 Shares and (ii) an annual increase on the first day of each calendar year beginning January 1, 2022 and ending on and including January 1, 2032, equal to the lesser of (A) 5% of the aggregate number of Shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of Shares as is determined by the Board.
11.26 “Participant” means a Service Provider who has been granted an Award.
11.27 “Performance Criteria” mean the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period, which may include the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. The Committee may provide for exclusion of the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, (b) asset write-downs, (c) litigation or claim judgments or settlements, (d) acquisitions or divestitures, (e) reorganization or change in the corporate structure or capital structure of the Company, (f) an event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (g) foreign exchange gains and losses, (h) a change in the fiscal year of the Company, (i) the refinancing or repurchase of bank loans or debt securities, (j) unbudgeted capital expenditures, (k) the issuance or repurchase of equity securities and other changes in the number of outstanding shares, (l) conversion of some or all of convertible securities to Common Stock, (m) any business interruption event (n) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or (o) the effect of changes in other laws or regulatory rules affecting reported results.
11.28 “Plan” means this 2021 Incentive Award Plan, as amended from time to time.
11.29 “Public Trading Date” means the first date upon which Common Stock is listed (or approved for listing) upon notice of issuance on any securities exchange or designated (or approved for designation) upon notice of issuance as a national market security on an interdealer quotation system.
11.30 “Restricted Stock” means Shares awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.

1
NTD: To be equal to 7% of the outstanding Shares on a fully diluted basis as of the closing of the Initial Business Combination.

11.31 “Restricted Stock Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.
11.32 “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.
11.33 “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.
11.34 “Section 16 Persons” means those officers, directors or other persons who are subject to Section 16 of the Exchange Act.
11.35 “Securities Act” means the Securities Act of 1933, as amended.
11.36 “Service Provider” means an Employee, Consultant or Director.
11.37 “Shares” means shares of Common Stock.
11.38 “Stock Appreciation Right” means a stock appreciation right granted under Article V.
11.39 “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain. Notwithstanding the foregoing, in the case of an Incentive Stock Option or any determination relating to an Incentive Stock Option, “Subsidiary” means a corporation that is a subsidiary of the Company within the meaning of Code Section 424(f).
11.40 “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.
11.41 “Termination of Service” means the date the Participant ceases to be a Service Provider.
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